Form 20-F
period 2014-06-30
Parnell Pharmaceuticals Holdings Ltd
filed 2014-09-15
CIK 1603429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2014

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

From the transition period from                      to

Commission file number 333-196065

Parnell Pharmaceuticals Holdings Ltd
(Exact Name of Registrant as specified in its charter)

Australia	Unit 4, Century Estate 476 Gardeners Road Alexandria 2015 NSW Australia
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)
Robert T. Joseph
President and Chief Executive Officer
c/o Parnell, Inc.
9401 Indian Creek Parkway, Suite 1170
Overland Park, Kansas 66210
Tel: 913-312-0786
E-mail: Robert.joseph@parnell.com
 (Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares no par value	NASDAQ Global Market
(Title of Each Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2014, 13,283,722 ordinary shares, no par value, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐     No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated  filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

	10.G	Statement by Experts	109

	10.H	Documents on Display	109

	10.I	Subsidiary Information	109

Item	11.	Quantitative and Qualitative Disclosures about Market Risk	109

Item	12.	Description of Securities Other than Equity Securities	110

	12.A	Debt Securities	110

	12.B	Warrants and Rights	110

	12.C	Other Securities	110

	12.D	American Depositary Shares	110

PART II			109

Item	13.	Defaults, Dividend Arrearages and Delinquencies	110

Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	110

Item	15.	Controls and Procedures	111

Item	16A.	Audit Committee Financial Expert	111

Item	16B.	Code of Ethics	112

Item	16C.	Principal Accountant Fees and Services	112

Item	16D.	Exemptions from the Listing Standards for Audit Committees	112

Item	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	113

Item	16F.	Change in Registrant's Certifying Accountant	113

Item	16G.	Corporate Governance	113

Item	16H.	Mine Safety Disclosure	113

PART III			113

Item	17.	Financial Statements	114

Item	18.	Financial Statements	114

Item	19.	Exhibits	115

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Except for the historical information contained in this annual report on Form 20-F, the statements contained in this annual report are “forward-looking statements” which reflect our current view with respect to future events and financial results.

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding our research and development activities, our ability to conduct clinical trials of our product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties and other factors. Please also see the discussion of risks and uncertainties under “Risk Factors” contained in Item 3.D. of this Annual Report.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this annual report might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

3.A.            Selected Financial Data

The following summary consolidated financial data as of June 30, 2014, 2013 and 2012 and for the three years ended June 30, 2014, 2013 and 2012 are derived from the audited consolidated financial statements of Parnell Pharmaceuticals Holdings Ltd included elsewhere in this annual report.

Our historical results are not necessarily indicative of the results that may be expected for any other future period. Unless otherwise specified, all amounts are presented in Australian Dollars (AUD).

You should read the selected consolidated financial data set forth below in conjunction with Item 5, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of operations data:

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Revenues	7,543	(21%)	9,538	52%	6,291
Other Income	2,248	2%	2,203	(65%)	6,319
Costs and expenses	24,144	52%	15,892	33%	11,941
Income/(loss) before income tax (expense)/benefit	(14,353)	(246%)	(4,151)	(720%)	670
Income tax (expense)/benefit	(2,980)	(543%)	673	(212%)	(603)
(Loss)/income for the period	(17,333)	(398%)	(3,478)	(5,265%)	67
Other comprehensive income/(loss) for the period, net of tax	(517)	1,513%	(32)	(126%)	126
Total comprehensive income/(loss) for the period	(17,851)	(413%)	(3,510)	(1,920%)	193

Per Share Data
Earnings per share:	AUD$		AUD$		AUD$
Basic and diluted	(2.18)		(0.46)		0.01
Weighted-average shares outstanding
Basic and diluted	7,960,723		7,518,599		7,523,599

(1)
As noted above, all share, per share and related information has been retroactively adjusted, where applicable, to reflect the impact of the ten-for-one consolidation of our shares, which had the effect of a reverse share split, that we effected on April 28, 2014.

Certain amounts may reflect rounding adjustments.

Balance sheet data:

	($AUD in thousands)
	At June 30, 2014	At June 30, 2013	At June 30, 2012
Cash and cash equivalents	20,804	860	78
Total Assets	47,744	31,563	26,681
Borrowings, including current portion	4,287	20,200	11,943
Ordinary Shares	55,343	3,104	3,105
Total Equity	36,776	2,388	6,579
Certain amounts may reflect rounding adjustments.

Other Financial data: Adjusted EBITDAOI (a non-GAAP financial measure)

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Adjusted EBITDAOI	(6,349)	(1,200%)	(488)	77%	(2,124)
Certain amounts may reflect rounding adjustments.

(a)
Adjusted EBITDAOI (a non-GAAP financial measure) is defined as reported Earnings Before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) excluding certain significant items. The executive directors use Adjusted EBITDAOI, among other factors, to set performance goals and to measure the performance of the overall company, as described in “Item 5 – Operating and Financial Review and Prospects - Adjusted EBITDAOI.” Reconciliations of IFRS reported loss for the period to non-GAAP Adjusted EBITDAOI of the years ended June 30, 2014, 2013 and 2012 is included in ITEM 5.A.

(b)
We qualify as a Foreign Private Issuer (FPI) and an Emerging Growth Company under the JOBS Act.  For FPI’s that are EGC’s, the JOBS Act allows for a streamlined IPO “on-ramp” process in order to phase-in some of the more comprehensive and costly disclosure requirements.  One exemption includes presenting only two years of audited financial statements (as opposed to three years) in our IPO registration statement.  An EGC need not include financial information within its selected financial data or its Management Discussion and Analysis disclosures for the periods prior to those presented in its IPO registration statements.  As such, we have provided financial infomation for the years ended June 30, 2014, 2013 and 2012.

Exchange Rates

The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of US dollars per Australian dollars based on the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). The exchange rate in effect on September 15, 2014, was AUD 1.00 = USD$0.9376.

Year ended June 30, ($ per AUD)	Period End	Average(1)	Low	High
2012	1.0191	1.0319	0.9500	1.1055
2013	0.9275	1.0271	0.9202	1.0593
2014	0.9420	0.9182	0.8716	0.9651

Month
February 2014			0.8777	0.9045
March 2014			0.8929	0.9275
April 2014			0.9219	0.9424
May 2014			0.9215	0.9382
June 2014			0.9250	0.9430
July 2014 (through September 15, 2014)			0.9158	0.9488
____________
(1)	Represents the average of the exchange rates on the last day of each month during the year.

3.B.           Capitalization and Indebtedness

Not applicable.

3.C.           Reason for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Our business faces significant risks. You should carefully consider the risks described below, as well as the other information contained in this annual report, including our financial statements and related notes. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We have incurred a loss for the fiscal years ended June 30, 2014 and 2013. If we do not increase our revenues, we will continue to incur losses and may be reliant upon external capital in order to continue to fund our operations. Failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

In order to access global revenue opportunities and fund the investment in our product candidate pipeline, we divested certain legacy products and in part used the proceeds therefrom, along with debt financing and private placements, to expand our operating footprint, including the construction of our U.S. Food and Drug Administration, or FDA, inspected sterile manufacturing facility in Sydney, Australia. In addition, we have invested in the establishment of a US Sales and Marketing Presence and we have increased our R&D investment in our pipeline products.  As a result of the divestiture and our investments in major growth assets, our revenues were reduced, our expenses increased and we incurred a loss for fiscal year 2014 and 2013. In order to become profitable, we will need to increase our revenues, including our reproductive hormones products in the U.S and by successfully gaining approval of our late stage pipeline products including Zydax. We believe we have raised sufficient funds to allow us to fund our operations and our debt obligations through at least the next 24 months. However, if we do not generate sufficient revenues from our operational activities, then we will continue to incur losses and may need to seek additional funds sooner than planned through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If we are unable to access additional capital, we may be required to delay, limit, reduce or terminate our operations, research and development activities and commercialization efforts.

Sales of our existing reproductive hormones and osteoarthritis, or OA, products may decline as a result of increased competition and other market factors.

At least in the near term, we are depending on sales of our reproductive hormone products and our osteoarthritis products for revenues and profits. Both product portfolios can be susceptible to pricing and competitive pressures.

In the Middle East, which accounted for approximately 8% of our fiscal year 2013 revenues and approximately 24% of our revenues for the fiscal year 2014 and in Canada, which accounted for approximately 21% of our fiscal year 2013 revenues and approximately 15% of our revenues for the fiscal year 2014, we are dependent upon distribution partners to market and sell our reproductive hormone products. Although we have a direct sales presence in certain markets, we have a relatively mature product offering in relatively mature markets. In those markets where we have no direct sales presence, we have a limited ability to directly grow the market for our products. As a result of these competitive market pressures, we may see a decline in market share and, as a result, a decline in our revenue.

The market for our OA products is highly competitive. We currently sell our Zydax and Glyde products in Australia, but have experienced an increase in competition with a number of new entrants to the market, especially in the case of Glyde with new over-the-counter or nutraceutical offerings emerging. Many of these competitors utilize consumer advertising to sell their products which can cause confusion in the market about individual product comparisons. Although all products which claim to treat or cure a disease or condition (including nutraceuticals) are required to be registered with the Australian Pesticides and Veterinary Medicines Authority, or APVMA, in practice there are a number of products which are not. As such, some competitors may make unjustified claims that to the untrained recipient or consumer seem believable. Thus competition in this product category in particular manifests as both other technologies/drugs but also a multitude of other competitive offerings that may not have to act to the same standard as we do. As OA is seen as a lucrative market, there is a strong attraction for new competitors to enter that market and we have experienced these dynamics in Australia over the last several years. While we have been able to grow our sales for our OA products in most years, we may not be able to continue to do so and we may see our existing revenues of Zydax and Glyde decline in future years due to increased competition.

Zydax, our most advanced product candidate, may take longer to, or may never, receive regulatory approval in the U.S., Europe or in any other significant market.

Our business model calls for growth predicated on the approval of our product candidates, including Zydax for the treatment of OA in dogs and horses. In order to obtain approval of Zydax for the treatment of OA in dogs, we are required to submit to the FDA’s Center for Veterinary Medicine, or CVM, three of the major sections of our dossier including Safety, Efficacy, and Chemistry and Manufacturing Controls, or CMC. We will request a waiver for the Environmental Assessment. The Safety section has been completed, submitted and approved by the CVM. We must now fulfill the requirements of the two remaining sections. In particular we must successfully complete a pivotal efficacy study and submit a Drug Master File, or DMF, (among other components). Both of these undertakings bear risk of not being successful or may take longer than we currently anticipate and/or cost more than projected. It may also be that either the FDA or European Medicines Agency, or EMA, grants approval but not the other.

We previously entered into a Distribution and Supply Agreement (the “Elanco Agreement”) with Elanco, a division of Eli Lilly and Company, in relation to our osteoarthritis product Zydax for dogs. Due to Elanco’s agreement to acquire Novartis Animal Health, Elanco have or will breach the exclusivity requirement of the Elanco Agreement.  We provided Elanco with a notice of breach and received no satisfactory resolution and we therefore elected to terminate the Elanco Agreement. Despite what appears to us to be a straightforward interpretation of the Elanco Agreement, we cannot control whether Elanco may instigate litigation which if resolved in Elanco’s favor may result in us having to repay some or all of the USD$2.0 million establishment fees we received.

In 2011, we entered into a Distribution and Supply Agreement with Elanco for the marketing and commercialization of Zydax for the treatment of OA in dogs in all countries, excluding Australia. In recognition of the stage of development of Zydax at the time the agreement commenced and the costs that would be incurred by us to obtain the registrations, Elanco agreed to pay an establishment fee totaling USD$5.5 million. Payment was specified as USD$2.0 million upon commencement, representing USD$1.3 million to obtain registration in the U.S. and USD$0.7 million to obtain registration in Europe. An additional payment totaling USD$3.5 million is due upon approval of Zydax, representing USD$2.25 million upon obtaining registration in the U.S. and USD$1.25 million upon obtaining registration in Europe. These payments are non-refundable and non-creditable.

The Elanco Agreement provides that if we were not able to obtain registration for Zydax in the U.S. or Europe before May 2014, we will be required to make payments to Elanco in the amount of USD$0.16 million per month beginning in May 2014, and continuing until the earlier of (i) receipt of registration approval in the impacted country or (ii) the aggregate of such damages reaching a cap of USD$1.3 million with regard to the U.S., and USD$0.7 million with regard to Europe.  These payments would essentially be a repayment of Elanco’s initial USD$2.0 million establishment fees. In or around December, 2012, and on subsequent occasions, we have communicated to Elanco a force majeure event in relation to delay by a supplier to provide us with the Active Pharmaceutical Ingredient, or API, for Zydax.  Despite such supply delays being a common force majeure event, Elanco disputes the existence of a force majeure event and whether our obligations with respect to the timely registration of Zydax in the U.S. and Europe are suspended for the time of the force majeure event.

In April 2014, Elanco announced that it has agreed to acquire the animal health division of Novartis.  Novartis presently have two products indicated for the treatment of clinical signs of osteoarthritis in dogs: Deramaxx and Adequan.  We believe that Elanco has breached or will breach an exclusivity provision in the Elanco Agreement by acquiring Novartis.  We have not received satisfactory resolution of this serious issue and have elected to terminate the agreement for uncured breach effective September 12, 2014.  Whilst the exclusivity clause of the agreement clearly states that Elanco can not promote any product indicated for the treatment of osteoarthritis and hence it appears that any reasonable interpretation of Elanco’s acquisition of Novartis’ competing products would constitute a breach, we cannot control whether Elanco may choose to instigate litigation.  If they do so and we do not prevail on our legal defenses, we may be required to repay some or all of the establishment fees which may cause us to experience a decrease in operating cash.

We will require partners to distribute and market our products in those markets where we do not have or do not expect to have a direct presence.

We currently have the capability to market companion animal and production animal drugs in those markets where we have an existing presence, but we are reliant on partner organizations to distribute and market our products, including Zydax for dogs, in those markets where we do not currently have a presence or we do not expect to establish a presence. Prior to obtaining approval of Zydax for dogs in the U.S. and EU, we would need to identify a distribution strategy including potentially appointing a partner in those markets where we are unrepresented. While we are aware of a large number of organizations that could likely be effective in distributing and marketing our products, we have not commenced any negotiations with any specific partners. Failure to negotiate a marketing agreement with a partner organization may result in a delay in the launch of Zydax upon approval. Any such occurrence may have a material adverse effect on our business, financial condition and results of operations.

The loss of products or delays in product availability from our manufacturing facility could substantially harm our business.

We currently manufacture all of our products in our manufacturing facility located in Sydney, Australia. This facility currently has approximately 75% available capacity, is approved by multiple regulators, and has been inspected by the FDA. Despite the current operations of this facility being compliant and meeting our forecasted demands for several years to come, there can be no assurance that our manufacturing facility will be able to meet our supply obligations when needed. We face the following risks:

●
Our manufacturing facility is subject to ongoing, periodic, unannounced inspection by regulatory authorities, including the FDA, the APVMA, Health Canada and other agencies for compliance with strictly enforced regulations. Violations could potentially lead to interruptions in our supply that could lead to lost sales to competitive products that are more readily available.

●
If market demand for our products increases suddenly, our current manufacturing might not be able to fulfill our commercial needs, which may result in substantial delays in us meeting market demand. If we generate more demand for a product than we are capable of satisfying, we could experience large backorders and potentially lost sales to competitive products that are more readily available.

●
We may not be able to control or adequately monitor the quality of our products. Poor quality products could damage our reputation with our customers or subject us to potential legal liability toward such customers.

We have no timely ability to replace our current manufacturing capabilities.

If our manufacturing facility suffers any type of prolonged interruption, whether caused by regulator action, equipment failure, critical facility services (such as water purification, clean steam generation or building management and monitoring system), fire, natural disaster or any other event that causes the cessation of manufacturing activities, we would be exposed to long-term loss of sales and profits. There are limited facilities which are capable of contract manufacturing some of our products and product candidates. For example, our estroPLAN product contains a highly potent active ingredient and hence requires specific containment capabilities. In addition, if we were able to find a contract manufacturer capable of supplying our needs, it takes considerable time to launch the manufacture of any product and is costly. Replacement of our current manufacturing capabilities will have a material adverse effect on our business and financial condition.

The API for all our products and product candidates is supplied by contract manufacturers. If these third party suppliers discontinue our supply relationship or are unable to supply our needs on a timely basis or on terms and conditions acceptable to us, we may experience disruption to the continuation of our sales.

We do not manufacture any of the API for any of our products or product candidates and we are therefore entirely dependent upon contract manufacturers to supply us with our API requirements. Our third party suppliers may become unable to supply us with stock that meets our specifications or within our required delivery timelines. We may also be subject to capacity constraints of our suppliers which may disrupt our ability to efficiently manufacture our products. If these or any other such risk occur, our ability to timely and efficiently manufacture our products will be delayed, or our costs may increase, including with respect to additional expenses resulting from mitigation such as rush charges and air freight, and our business, financial condition and results of operations may be materially adversely affected.

Many of our product candidates require our contract manufacturers to develop manufacturing processes for development of our API. These processes may result in manufacturing delays and increased costs.

For some of our product candidates there is likely to be no current supplier of the API needed given the proprietary nature of their chemical structure and formulation. This will therefore require us to engage the services of a contract API supplier. These suppliers may be difficult to identify and they may not have the requisite experience to specifically synthesize our APIs or the ability to develop a robust and reliable manufacturing process that is scalable for commercial purposes. The costs associated with this process could be higher than we expect and we may be required to expend funds at our risk and with no certainty of success. Due to some of our pipeline projects being early stage, we also have no specific indication of what the cost will be to supply the API at commercial scale and as a result our expected cost of goods may be higher than we anticipate which may decrease our potential profits. In addition to unforeseen cost increases of development and supply, we may experience delays in gaining approval as a result of the API development process which could delay the time to which we could potentially derive revenues from our pipeline product candidates.

We have supply agreements in place for the API contained in our estroPLAN® and GONAbreed® products. If these contractual arrangements terminate or are otherwise not renewed, our ability to timely acquire the necessary API will be impaired and may result in a material adverse effect on our business and financial condition.

We have signed long-term supply agreements for the API contained in our estroPLAN and GONAbreed products. The estroPLAN API is supplied by Piramal Healthcare (UK) Ltd. under a supply agreement that has four years remaining on the current renewal term, and GONAbreed is supplied by Bachem A.G. in Switzerland under an agreement that has about four years remaining of the initial term. We have previously renewed supply contracts with both these parties but in the event that these arrangements are not renewed or otherwise terminated, it may take us considerable time to identify a new supplier and have the FDA, or other regulatory bodies, approve such a supplier. As a result, we may be precluded from selling our reproductive hormone products in some or all of our currently approved or future markets until such a time that an approved manufacturer is able to supply us with API. Due to estroPLAN and GONAbreed currently being the source of the majority of our revenues and profits, representing AUD$7.7 million in revenues in fiscal year 2013 and AUD$6.0 million in fiscal year, 2014, until such time as we have additional products approved, any delay in the supply of the API for these products would have a significant impact on our business, financial condition and results of operations.

We currently utilize third party providers to undertake certain aspects of our R&D operations. If there is an interruption in such service or if our third party researchers are unable to adequately fulfill our research needs, we may experience delays in advancing our pipeline of product candidates.

For some aspects of our product development we utilize third party service providers. In particular for primary research, including formulation development we have partnered with various academic institutions. These facilities also undertake certain studies for us into the mode of action of some of our product candidates. We also utilize contract research organizations, or CROs, to undertake our target animal safety studies and other aspects of the safety dossier including pharmacokinetics studies and concomitant use safety studies. We will likely also utilize academic institutions or private CROs to conduct human food safety studies for product candidates that would be used in food producing animals. All of these service providers are selected based on capability and resources but there is no guarantee or certainty that they can perform to the level they purport. If we experience an interruption in these relationships or if our CROs are unable to deliver the outcomes they asserted they could, we may suffer delays to our development projects and/or increased expenditures.

We utilize marketing partners in many of our markets and as a result our sales performance is largely dependent on the performance of these local partners.

We currently sell our companion animal and production animal drugs in 14 countries. We use local marketing partners to sell our reproductive hormones in Canada, Egypt, United Arab Emirates, Saudi Arabia, Turkey, Israel, Kenya and Pakistan. In all situations we are entirely dependent on the capabilities and business practices of our partners to successfully market and sell our drugs. We typically have a certain level of engagement with our partners and do offer promotional and clinical science capabilities to our partners but for daily operations we are still reliant on them to conduct business on our behalf.  If these partners do not perform we have a limited ability to rectify the issue as in some cases a local company must hold the registration and it can be difficult to take back the marketing rights given local laws can heavily favor and protect local businesses such as in the Middle East. Similarly, if we do elect to take back our products and either market them in our own right or appoint new marketing and distribution partners, the incumbent may seek to undertake punitive actions and we would have limited ability to stop them. Even if we took legal action, in many countries the court systems can be highly complex and inefficient which may cause us to expend resources and funds on rectifying the situation and in some cases the resolution was not necessarily our desired outcome.

Our operating results may fluctuate due to factors outside of management’s control.

Our operating results may significantly fluctuate, and you should not rely on them as an indication of our future results. Our future net sales and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management’s control. The most important of these factors include, but are not limited to:

●	changes in customer demands;

●	fluctuations in commodity prices;

●	the impact of general economic trends on our business;

●	currency fluctuations;

●	increases in reserves for bad debts; and

●	increases in competition.

We may be unable to reduce operating expenses quickly enough to offset any unexpected shortfall in net sales. If we have a shortfall in net sales without a corresponding reduction to our expenses, operating results may suffer. Our operating results for any particular period may not be indicative of future operating results.

Our market is highly competitive, and failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

The sale and distribution of animal health products is highly competitive, continually evolving and subject to technological change. We compete directly with both geographically diverse and regional, animal health product manufacturers, as well as companies that promote over-the-counter drugs directly to animal owners and veterinarians. Additionally, certain drug product manufacturers currently compete through the direct marketing of products, and other manufacturers may decide to do so in the future. We compete with numerous manufacturers and distributors based on customer relationships, service and delivery, product selection, price and e-commerce capabilities. In the U.S., we currently utilize two primary third-party distributors, MWI Veterinary Supply, Inc and Animal Health International, Inc. to provide logistics services.  These two companies currently provide logistics services to the majority of ship-to livestock producer and large animal veterinary clinic locations.  As a result of recent mergers and acquisitions, these two companies may exert market influence across a large cross-section of livestock producers and veterinary clinics.  They may be able to use this influence to position our larger competitor companies products rather than our products.  Some of our competitors may have greater financial and other resources than we do. Many of our competitors have comparable product lines or distribution strategies that directly compete with ours. Our potential competitors include large animal health companies, such as Zoetis, Inc.; Merck Animal Health, the animal health division of Merck & Co., Inc.; Merial, the animal health division of Sanofi S.A.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH;; Virbac Group; Ceva Animal Health; Vetoquinol and Dechra Pharmaceuticals PLC. We are also aware of several smaller early stage companies that are developing products for use in the animal health market. If we do not compete successfully against these organizations, it could have a material adverse effect on our business, financial condition and results of operations.

Our pipeline products, other than Zydax in the U.S. and EU, are all early stage development projects and there is no clinical data to support their likelihood of success.

A significant component of our future sales growth is dependent upon the successful approval and commercialization of our pipeline product candidates to achieve substantial revenue and profit uplift. All of our pipeline opportunities including GONADOPRO, PAR081, PAR121, PAR122, PAR101 and PAR061 are all early stage compounds in pilot or proof-of-concept stage. None of them have substantive clinical efficacy or safety data in our targeted animal species and many of these compounds have not had a definitive formulation developed.  The clinical studies completed to date for PAR121 and PAR122 may not be indicative of efficacy when studied under more rigorous and robust experimental conditions. There are known formulation challenges associated with PAR081 and GONADOPRO, which we may not be able to overcome. As a result, we may not be able to transform the product concept into a feasible drug product that can be administered in-vivo or manufactured at scale to produce a stable product. PAR101 is associated with a field of scientific endeavor that has been attempted by many other researchers that to date have been unsuccessful in adapting a product technology that works sufficiently in-vivo. If all of our pipeline opportunities fail, we will be dependent on our currently approved drugs to deliver revenue and profit growth and/or we will need to identify additional projects to commence. Accordingly, we may need to raise more capital to undertake additional projects.

Multiple other companies are developing new product offerings to treat OA in dogs.

The OA market for dogs is a large and attractive market for drug companies and a multitude of companies producing alternative therapies including nutraceuticals and over-the-counter products. There are already many competitive offerings in the OA market. Potential new drug products include offerings from companies such as Aratana Therapeutics as well as private companies such as Nexvet. There is also likely to be other potential product offerings that we are not yet aware of. There may also be technologies in development that are superior to, or obviate, the need for a disease modifying treatment such as Zydax. If such technologies came to market, we may experience a decline in sales.

The OA treatment market in horses is prone to competition from unapproved products that are manufactured and sold by compounding chemists, over whom the FDA has limited jurisdiction.

The equine market is typically crowded and there are many treatment options for degenerative joint disease, or DJD. The current treatment of choice for DJD is symptom modifying drugs, such as NSAID including phenylbutazone. However, there is also a market for drugs that are purported to be disease modifying in their nature, including Legend® marketed by Bayer and Adequan® marketed by Luitpold. Additionally, because of the attractiveness of the large U.S. market, multiple “grey market drugs” have emerged and are supplied either by compounding chemists under state-based licensing laws or as a medical device which are supposed to only be used as a post-surgical lavage. However, there is often limited or no enforcement by the relevant regulators (e.g., the state pharmacy boards) and the FDA currently has limited jurisdiction over this grey market. The result is that these product offerings do not need to demonstrate safety or efficacy and hence do not need to undertake the expensive studies with the high burden of proof that are required by the FDA. Similarly, the manufacturing processes and quality levels do not need to conform to the rigorous standards of the FDA. Despite these risks, many participants in the equine industry will choose a product based on price alone or the perception of efficacy based on anecdotal comments from fellow veterinarians and thus competition for FDA-approved drugs can be difficult.  This may reduce the potential market for Zydax for horses and cause the return on investment from the expensive studies we are required to undertake to achieve FDA approval to be less than we anticipate.

Changes in consumer preferences could adversely affect our business.

The demand for production animal health products is heavily dependent upon consumer demand for beef and dairy products. The food industry in general is subject to changes in consumer demand, trends and preferences. Trends within the food industry change often and our failure to anticipate, identify or react to changes could lead to, among other things, reduced product demand and subsequent price reductions for our animal health products, which could have materially adverse effects on our business.

Consolidation in the animal health industry may decrease our net sales and profitability.

Consolidation in the animal health industry could result in existing competitors increasing their market share, which could give them greater pricing power and portfolio bundling opportunities and the ability to block market access into large livestock producers and veterinary clinics thereby leading to a decrease in our net sales and profitability and increasing the competition for our customers. Furthermore, as our current customers consolidate, they may make changes in purchase practices and potentially result in the loss of our existing business or lower prices for our products.

Changes in distribution channels for our products could negatively impact our market share, margins and distribution of our products.

Historically, animal owners (companion animals and production animals) have purchased animal health pharmaceuticals through their veterinarians. This has changed substantially in recent years with large producers now buying directly from distributors or from pharmaceutical companies themselves. Similarly for companion animal owners, there have been changes in regulations in many countries that have allowed non-veterinary outlets to supply pharmaceuticals directly to the public on the prescription of a veterinarian.  This can have the effect of reducing the revenues for veterinary clinics that correspondingly aim to improve their profitability by exerting pressure on pharmaceutical companies to offer them lower prices as a means to compete against large retailers and online distributors. Legislation may come into effect in our markets that compels a veterinarian to disclose to their clients that they can fill prescriptions through a third party. The American Veterinary Medical Association, or AVMA, has a policy to encourage this practice.

The trend to purchase medications from non-veterinarian channels could negatively impact our sales and marketing channel through veterinarians. Historically, we have relied upon our veterinarian sales channel to diagnose new patients and to disseminate information about our company and products. If there is an increasing shift away from this practice, then our ability to supply information and attract new customers could require us to undertake direct to consumer marketing activities as an alternative selling and promotional strategy which could be expensive and potentially less effective. Any such alternatives may have a materially adverse effect upon our financial condition and results of operations.

Consolidation of our customers could negatively affect the pricing of our products.

We rely on veterinarians as a primary point of distribution for our products. In many countries, the typical suburban veterinary practice is owned by a veterinarian who is approaching retirement age. This has led to the emergence of veterinary practice consolidators such as Greencross in Australia, VCA Antech in the U.S., and also the emergence of branded, corporate style clinics such as Banfield. In addition, we have seen the emergence of large, buying groups of multiple veterinary practices pooling their purchasing power. These large, aggregated veterinary practice groups of various descriptions typically seek to improve their margins by causing suppliers, including pharmaceutical companies, to offer lower prices, rebates or other forms of discounts. As a small company, we have limited ability to resist such pricing pressure which may in turn reduce our margins and profitability or we may lose sales altogether if we cannot compete on price.

Our current indebtedness could adversely affect our financial condition and ability to fulfill our debt obligations and otherwise adversely impact our business and growth prospects.

As of June 30, 2014, we had outstanding indebtedness of approximately AUD$4.3 million. While we do not currently have specific plans to raise additional debt, we may do so in the future.  Such remaining or future indebtedness could have important consequences to you. For example, it could:

●	make it more difficult for us to satisfy our obligations with respect to our term loan indebtedness and other current and future indebtedness;

●
require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

●	restrict us from making strategic acquisitions and exploiting business opportunities;

●	place us at a disadvantage compared to our competitors that have less debt; and

●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to make payments on and refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs. If we do not generate sufficient cash flow, additional borrowings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.

Failure to manage growth could have a material adverse effect on our business.

For the fiscal year ended June 30, 2014 we have significantly expanded our operations in Australia and the U.S. Our number of full-time employees increased by approximately twenty individuals during that period.  We now expect to further increase our full-time employees by a further 13 individuals by December 31, 2014 and a potential addition of up to 20 to 60 more over 2015 and 2016 depending on project milestones being met to justify such expansion.

Our ability to successfully offer products and services and implement our business plan requires  us to grow our operational capabilities and capacities as well as our systems and processes.  If we are not able to manage our growth, our customer service quality could deteriorate, which could result in decreased sales or profitability. Additionally, the cost of our operations could increase faster than the growth in our net sales, negatively impacting our profitability.

We may be subject to product liability and other claims in the ordinary course of business.

We distribute products that are manufactured exclusively by us. As a result, we face the risk of product liability and other claims in the ordinary course of business, including complaints regarding marketing materials and promotional claims that we make about our products. We maintain product liability insurance policies; however, our ability to recover under the policies is subject to the terms of such arrangements and the financial viability of the insurers. We do not, however, maintain policies specifically insuring against clinical trial liability. We cannot assure you that our insurance coverage will be available or sufficient in any future cases brought against us.

Our products may cause injury or death to an animal or human and expose us to significant compensation claims.

Our products are designed and intended to be both efficacious and safe for the animals in which treatments are targeted. We cannot have any degree of certainty as to how our products will affect all animals. Our drugs may be used off-label and without our knowledge. In either case, an animal may suffer minor, major or catastrophic side-effects from our drugs. As a result of such events, we may be exposed to product liability claims from animal owners and potentially from veterinarians. Some of our products may be potentially dangerous to human beings. For example, estroPLAN (as with all prostaglandin F2α, or PG, drugs) is known to cause abortive effects on pregnant women, potential respiratory effects in humans, and is easily and rapidly absorbed through the skin. Because estroPLAN is administered in a field setting, the potential for product container breakage and inadvertent human contact may occur. Likewise, our personnel who manufacture estroPLAN or who utilize it in a clinical trial setting may be exposed to the risks of estroPLAN and its active ingredients. While we label our products and take precautionary steps during the manufacturing process including educating our staff to the potentially harmful effects, we cannot prevent all possible situations that may cause human exposure to estroPLAN. We currently do not know the user-safety profile of our pipeline drugs and do not know what the animal safety profile will be. Even if we undertake animal safety and user safety studies, we may not know the full safety profile of a drug for many years after gaining approval. As a result, we may be exposed to both patent and latent compensation claims for many years to come, the costs of which could be significant.

Some of our products are hormones, and their use may be seen as controversial.

Our reproductive hormones are exact replicas of naturally occurring peptides or analogues of naturally occurring prostaglandins and maybe commonly referred to as hormones. There is an increased public sensitivity around the use of growth promoting hormones in production animals and increasingly foods may be labeled as “hormone free.” While our products are not growth promoting, have an extremely short half-life and have been shown to have no residue in meat or milk, the public may nevertheless react to the use of our products and other products in the same class of drugs and apply market pressure to diminish or reduce the use of our products in dairy or beef cows. This could have a significant and long term impact on the market size for our products and we would likely be impacted along with all participants in the market. This would reduce our revenues and profits. In addition to the potential impact on our current products estroPLAN and GONAbreed, our pipeline product GONADOPRO would be equally effected. It may also have additional risk of negative public perception as it contains progesterone which in some markets, including the EU, the use of injectable progesterone is currently banned on the basis that it may be used as a growth promotant even though there is no scientific evidence of this prospect, and pharmacologically, progesterone is a naturally occurring hormone that is produced by the corpus luteum (an ovarian structure) that sustains pregnancy in the early stages of fetal development. As a result we may be unsuccessful in obtaining the registration of GONADOPRO in the EU or in some specific member states even if we are able to demonstrate no growth promoting action by GONADOPRO. This would reduce the potential market size for GONADOPRO significantly.

Loss of key personnel could adversely affect our operations.

We are currently dependent to a significant degree upon the ability and experience of our senior executives, including President and Chief Executive Officer Robert Joseph and Chief Financial Officer Brad McCarthy. We currently have employment agreements with these executives that contain non-competition restrictions following termination of employment. We have recently expanded our management team and are in the process of adding additional positions to reduce the reliance on our senior staff, but currently remain heavily reliant on several key positions both to operate the business and to grow and develop the new projects. Our senior executive officers collectively hold 11.4% of our ordinary shares all of which is fully vested and unrestricted except for the provisions of a lock-up agreement entered into at the time of our IPO until December 2014. As a result, our senior staff may not have an adequate incentive to remain employed with us or continue to meaningfully grow the business. If certain members of the senior management team were to leave, equity holders might see a devaluation of their ordinary shares because the loss of any of these senior executives could adversely affect our ability to conduct our operations or to achieve growth through acquisitions. See “Management.”

Many of our staff are located in Australia which has a rigorous industrial relations statutory framework that may expose us to industrial action and governmental sanctions.

Australia has a complex industrial relations environment that is prone to significant litigation and protections for employees both under the Australia Fair Work Act and other legislative provisions. This industrial relations framework may expose us to industrial or strike action by our staff, and they may seek to take action under the Fair Work Australia commission seeking to claim certain or additional entitlements. Currently we expect that our employment contracts are compliant with all legislative provisions and provide all statutory entitlements. However, we have experienced events in the past where current or former employees have sought to take action under various employment law provisions which has caused us to incur significant legal fees and may have exposed us to fines and governmental sanctions. We have no certainty that such actions may not occur in the future which would cause unexpected expenditure and consume internal resources potentially disrupting other parts of our business.

We presently report our earnings in Australian dollars, yet the majority of revenues are derived in U.S. dollars and to a lesser extent in Canadian and New Zealand dollars. A significant appreciation of the Australian dollar would decrease our revenues and profits.

We are exposed to foreign currency fluctuations and do not maintain structured hedging positions to protect us from currency movements. We typically utilize forward exchange contracts to convert future, known or expected sales in U.S. dollars into Australian dollars at predetermined rates. These activities can provide some level of certainty as to the actual exchange rate we will receive but do not ensure that we are able to convert foreign currencies into Australian dollars at the rate that we may have expected or budgeted for. As a result we may be deleteriously impacted by significant movements in the value of the Australian dollar. From time to time this will reduce our Australian dollar denominated corporate earnings and may reduce the value of dividends paid in Australian dollars to investors located outside Australia.

We have limited redundancy built into our Information Technology, or IT, systems.

The continuing daily operation of our business is heavily dependent on our IT systems. In particular we operate an Enterprise Resource Planning, or ERP, software platform (Navision®) and we maintain a typical hardware and network architecture across our two operating premises in Sydney and Kansas City as well as connecting our remote staff across Australia, New Zealand and the U.S. We utilize our ERP system on a daily basis to maintain our financial systems and we also utilize it for manufacturing purposes. An interruption to the provision of this service would substantially reduce our ability to transact sales and make payments and would interrupt our ability to manufacture and release product. We operate a typical IT infrastructure protection and back-up system and our data can typically be reinstated rapidly; however, we currently have limited built-in hardware redundancy capabilities and until such time as we implement a more robust system the availability of our systems could be compromised for several weeks. Similarly, we currently have systems to prevent malicious infiltration of our hardware and data systems but we cannot be certain of their effectiveness. Because we maintain private information about our customers including financial information such as credit card details and their animal health records, such infiltration may expose our customers to misuse of their personal information which could in turn expose us to legal proceedings instituted by our customers for failing to adequately protect their information. Proceedings or investigations may also be instituted by various government bodies that are responsible for privacy and/or data protection in certain jurisdictions which could also lead to significant fines or civil penalties.

Risks Related to Our Intellectual Property

We have limited patent protection for our products. While we have applied for and intend to continue applying for patents, our patent applications may never be granted or, if granted, may be reduced beyond our current expectations, which could result in no, or reduced intellectual property protections which could expose us to increased competition and materially impact our business, financial condition and results of operations.

We currently have limited patent protection for all of our pipeline product candidates. We have, or our licensing partners have, made various applications which may never result in effective patent coverage. For most of our product candidates, there is already an existing array of prior art that may preclude us from filing or succeeding at patent examination due to lack of inventiveness which would mean that any patents we seek may never be granted. Once we file our patent applications it typically takes several years before our applications are granted and in that time the patent landscape can alter significantly. The actual process of preparing patents is expensive and time consuming and prone to a significant reliance on the skill of the patent writer. In most cases we engage legal counsel and other service providers to write our patents and we are therefore exposed to their individual skill levels and mistake or errors or omissions that they make will potentially render our patent position useless. Patent examiners are also prone to variability and subjectivity and the cost and time for us to prosecute our filings is typically substantial running into many hundreds of thousands of dollars with no significant ability to predict the outcome. Even when our patents are granted we remain exposed to other companies or individuals filing objections or challenging our patent positions through court proceedings which would cost us a significant amount of money and internal resources to defend or to prosecute others if we believe they are infringing our patents.

Patent applications we have filed in our major markets may not result in issued patents and/or the patent may be challenged based on prior art.

We have filed patent applications that cover various aspects of Zydax, including composition of matter patent and method of manufacture. Various patents have been issued in Australia and New Zealand. Additional applications are pending in multiple jurisdictions. There is a risk that our patent applications in other jurisdictions may not be granted. In addition, competitors may seek to challenge our issued patents and may be successful. This may lead to competitor generic copies of Zydax entering the market and we may experience a reduction in sales and profits.

If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.

We face the risk of claims that we have infringed third parties’ intellectual property rights, including trademarks, trade dress, and patents. Third parties may claim that our company name and logos, or the names and logos of our proprietary branded products infringe their trademarks and/or trade dress and/or that our products infringe such third parties’ patented animal health products. We are aware of a company based in San Rafael, California called Parnell Pharmaceuticals, Inc. who sell over-the-counter oral and nasal sprays and other products for use by humans.  This company has recently filed a claim against us in federal court in California claiming that we have infringed their granted US trademark over the name Parnell.  We have conducted business in the US for at least 8 years and for the last several years our trading name Parnell has been used prolifically without any complaint from Parnell Pharmaceuticals, Inc.  It appears that our recent listing on the NASDAQ Stock Market has caused Parnell Pharmaceuticals, Inc. concern.  Parnell Pharmaceuticals Holdings Ltd does not undertake any business in the US except to act as a holding company for our operating subsidiaries.  Furthermore, Parnell Pharmaceuticals, Inc.’s trademark probably does not extend to Australia; hence, there appear to be jurisdictional and practical limitations on Parnell Pharmaceuticals, Inc.’s case.  Nevertheless, if we do not prevail or reach a settlement in this case we may be required to amend our company name in some form, in the US only, to reduce any potential confusion and could be liable for monetary damages.

The complexities of the technology involved in patents and associated litigation as well as for trademarks  increase the risk of business assets and management’s attention being diverted to intellectual property litigation. Any claims of patent or other intellectual property infringement, even those without merit, could:

●	be expensive and time consuming to defend;

●	cause us to cease making or using products or services that incorporate the challenged intellectual property;

●	require us to redesign, reengineer, or rebrand our products or packaging, or change our company name;

●	divert management’s attention and resources; or

●	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

We cannot assure you that our company name or any of our current or future product candidates will not infringe existing or future patents or trademarks. Because we have not conducted a formal freedom to operate analysis for patents related to our products, we may not be aware of patents that have already issued that a third party might assert are infringed by one of our current or future product candidates. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Because patent applications can take years to issue and may be confidential for 18 months or more after filing, there may be applications now pending of which we are unaware and which may later result in issued patents that we would infringe.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, stop the sale of certain products, or change the name of our company or certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

In addition to infringement claims against us, if third parties have prepared and filed patent applications in the U.S. that also claim technology to which we have rights, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office, or PTO to determine the priority of invention. Third parties may also attempt to initiate reexamination, post grant review or inter partes review of our patents in the U.S. PTO. We may also become involved in similar opposition proceedings in the European Patent Office or similar offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates throughout the world is very expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Our intellectual property rights may be inadequate to protect our business.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business.

We rely on our trademarks, trade names and brand names to distinguish our proprietary branded products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our proprietary branded products and services, which could result in loss of brand recognition, and could require us to devote resources to advertise and market new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe upon our patent, or that we will have adequate resources to enforce our patent.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are essential to our business.

We are party to license agreements for our product candidates that are essential to our business. These license agreements impose various payment and performance obligations on us. If we fail to develop PAR121 and PAR122 in accordance with the license agreement, CIMTECH Pty Ltd, or CIMTECH, may have the right to terminate the license agreement, in which event we would no longer have the right to develop or commercialize PAR121 and PAR122. If we lose such license rights, our business, results of operations, financial condition and prospects may be adversely affected.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology, pharmaceutical or animal health companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to Governmental Regulation

Our manufacturing facility is regulated by multiple governmental bodies including the FDA, the APVMA and Health Canada, among others. Some or all of these regulators may suspend or revoke their approval of this facility which could substantially harm our business.

We operate a manufacturing facility that produces both sterile and non-sterile drugs. We are currently approved to manufacture by the APVMA (which also enables us to export products to multiple other jurisdictions including in Asia, Africa and the Middle East), the ACVM (New Zealand), Health Canada, and the FDA. We also intend on seeking approval for products to be sold in the European Union under mutual recognition with the Therapeutic Goods Administration of Australia. Recently, some jurisdictions have changed their previous position of recognizing other health agencies/regulatory bodies. For example, in Saudi Arabia, the newly appointed Saudi Food and Drug Authority, or SFDA, now requires specific approval under their jurisdiction and no longer recognize the authority of the APVMA or FDA. Compliance with the various standards of multiple jurisdictions is time consuming and expensive. Our established quality management system is currently compliant with all of the various authorities who have jurisdiction over our product sales, however there can be no assurances that we will remain in compliance with current standards or that standards will not be revised. If we fail to comply with regulatory standards, we may receive various actions or sanctions against us, including warning letters, fines, suspensions of operations, the recall of our products, refusal to permit our products’ entry into foreign markets or cancellation of our manufacturing licenses and approvals. The FDA in particular has been very active in the sterile manufacturing sector and has recently caused multiple facilities to be either shut down or to have to undertake very expensive and time consuming recertifications, which has resulted in substantial or total inability to supply products to the market. If this were to occur, we would suffer a significant reduction in sales and profits which would adversely affect the company’s business.

Failure to obtain regulatory approvals in foreign jurisdictions for our product candidates would prevent us from marketing our products internationally.

In order to market any product outside of the U.S., including in the EU and many other foreign jurisdictions, separate regulatory approvals are required. More specifically, in the EU, pet therapeutics can only be commercialized after obtaining a Marketing Authorization, or MA. Before granting the MA, the EMA or the competent national authorities of the member states of the EU make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

The approval procedures vary among countries and can involve additional studies and testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Animal studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals, or to do so on a timely basis and even if we do file them, we may not receive necessary approvals to commercialize our products in any market.

If approved, any of our current or future products may cause or contribute to adverse medical events that we are required to report to the FDA and regulatory authorities in other countries and, if we fail to do so, we could be subject to sanctions that would materially harm our business.

If we are successful in commercializing any of our current or future products, regulations of the FDA and of the regulatory authorities in other countries require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA and regulatory authorities in other countries could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

If we fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

The animal health industry is subject to changing political and regulatory influences. Both state and federal government agencies regulate the importation, manufacture, distribution and sale of animal health products. We are subject to regulation, either directly or indirectly, by numerous governmental authorities, including the FDA and its analogous U.S. state and other, non-U.S. regulatory counterparts. Some of the potentially applicable regulatory regimes include animal drug regulations, environmental regulations, transportation regulations, labor regulations and occupational health and safety regulations. Our contract manufacturers are independently subject to similar legal regimes. Changes in enforcement policy or the interpretation of such regulatory programs by their relevant agencies can materially affect our business.

We strive to maintain compliance with these laws and regulations. If we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.

We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute. We cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.

Our customers may rely on government-funded programs whose discontinuance or modification could erode the market for our products

Some of our customers may rely, in part, on farm and agricultural subsidy programs. These programs may provide funds used to support the purchase of the company’s products. Changes initiated by governmental authorities in the application or terms of these programs may adversely affect our customers’ abilities to finance our products, which could lead to an erosion of the company’s market and decreased revenues.

Our business will be materially affected if products in development are denied necessary governmental approval

We must seek, obtain and maintain approval to market our animal health products. In the U.S., this typically requires the filing of a New Animal Drug Application, or NADA, or an Abbreviated New Animal Drug Application, or ANADA. The FDA’s approval of these applications requires the agency to assess the quality and quantity of evidence submitted by the company to demonstrate its products’ safety and efficacy. The FDA is under no obligation to approve a product even if, during discussions with us, the agency agrees to a product development plan successfully followed by us. The FDA, for example, may determine that one of our products lacks sufficient evidence of safety or sufficient evidence of efficacy and deny approval. In the case of a denial of approval, we can expect the value of our development efforts to be greatly reduced or, in the worst case, lost. In addition, our revenue projections will be adversely affected by the inability to market our product.

Our business may be materially affected by governmental action or inaction in approving the company’s products

While the FDA operates under specified reviewing timeframes for animal drug applications, the agency may not adhere to those timeframes. Consequently, we can be exposed to delays in moving our products out of the pipeline and into the market. Delays can occur for a variety of reasons, many of which are beyond our control. For example, the FDA may lack adequate resources to review our submissions in a timely manner. As a further example, a study conducted by us may unexpectedly yield data raising new questions of safety or efficacy which then must be addressed before the product can be finally reviewed. Due to any such delay, we may experience loss of anticipated revenues and significant increases in pre-market development costs materially affecting our business.

Development of animal health products involves an expensive and lengthy process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

Development of animal health products is expensive and can take many years to complete, and its outcome is inherently uncertain. To gain approval to market an animal health product for a particular species, we must provide the FDA or foreign regulatory authorities, as applicable, with data from animal safety and effectiveness studies that adequately demonstrate the safety and efficacy of that product in the target animal for the intended indication applied for in the NADA, product license or other regulatory filing. Failure can occur at any time during the development process. Success in prior target animal studies or in the treatment of human beings with a product candidate does not ensure that our target animal studies will be successful, and the results of development efforts by other parties may not be indicative of the results of our target animal studies and other development efforts. Product candidates in our studies may fail to show the desired safety and efficacy despite showing such results in initial data or previous human or animal studies conducted by other parties. Even if our studies and other development efforts are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

Once our target animal studies commence, we may experience delays in such studies and other development efforts. In addition, we do not know whether planned studies will begin on time, need to be redesigned or be completed on schedule, if at all. Pet therapeutics studies can be delayed or discontinued for a variety of reasons, including delay or failure to:

●	complete target animal studies due to deviations from study protocol;

●	address any safety concerns that arise during the course of testing;

●	address any conflicts with new or existing laws or regulations;

●	add new study sites; or

●	manufacture sufficient quantities of formulated drug for use in studies.

If we experience delays in the completion or termination of any development efforts for our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. In addition, any delays in completing our development efforts will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of our development efforts may also ultimately lead to the denial of regulatory approval of our product candidates.

Our products may become the target of malicious tampering or our products may be deemed to be adulterated due to a breakdown in the quality management system resulting in a requirement to undertake a broad product recall

We maintain a quality management system which is designed to assure the purity, strength and safety of our products and that they will meet the approved specifications and as such not be deemed to be adulterated under FDA regulations and relevant legislation in other jurisdictions. However, we may experience a breakdown in this system that may result in either an inadvertent product contamination or adulteration or alternatively a malicious act by our own personnel or outside individuals. As a result we may undertake voluntarily or be compelled to undertake a broad product recall which may be required to the level of distribution or potentially to the end-user. We have a validated system in place to undertake such a product recall but the cost of undertaking such a procedure can be significant and may include making payments to maintain good will such as full refunds or product replacement or we may have to pay restitution or be subject to litigation which may result in punitive damages being ordered, especially if the adulteration results in the death or disablement of an animal or person. We maintain insurance coverage for such events but our insurers may deny our claims or the claims may exceed the limitations of our coverage which would result in significant costs to the company. We also maintain specified levels of business continuity insurance including for loss of profits but such insurance may not be sufficient or adequate to protect us from all foreseeable and unforeseen losses. Despite potential financial protections we have in place, a major product adulteration incident may cause our customers to lose confidence in our products and we may suffer irreparable harm to our corporate or product reputation and not be able to recover from such an event.

We are subject to environmental regulation and environmental compliance expenditures.

We are subject to environmental, health and safety laws and regulations concerning, among other things, air and wastewater discharges, the generation, handling, storage, transportation and disposal of hazardous waste and toxic substances. Pursuant to some of these laws and regulations, we are required to obtain permits from governmental authorities for certain operations. We incur costs to comply with such laws, regulations and permits, and we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be responsible for costs incurred relating to contamination at our third party waste disposal sites or relating to damages incurred as a result of human exposure to such substances or other environmental damage caused by our operations or our disposal of waste.

Environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent over time. We monitor our ongoing costs associated with these laws and regulations. We believe that in the ordinary course of business, changes in these laws and regulations would be brought to our attention. However, we cannot assure you that environmental, health and safety laws will not change materially, that we would be able to effectively identify such changes or that our costs and liabilities relating to these current and future laws will not adversely affect our business or profitability.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. Previously, we had not implemented a comprehensive anti-corruption policy. As a result of the recent and expected future growth of our business, particularly with respect to our international sales, we plan to establish an anti-corruption policy designed to prevent violation of applicable anti-corruption laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

We are subject to export control laws, customs laws, sanctions laws and other laws governing our operations, including economic and trade sanctions administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

We are subject to laws and regulations governing our international operations, including laws and regulations administered by the governments of the U.S. and Australia and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, and customs requirements, collectively referred to as the Trade Control laws.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals, including the government of and individuals and entities in Iran, based on U.S. foreign policy and national security goals. With the commencement of our U.S. operations, our U.S. subsidiaries and any sales involving items that are U.S.-origin or otherwise subject to U.S. jurisdiction are subject to the OFAC requirements and related export control restrictions, which restrict our ability to enter into transactions with targeted foreign countries, entities and individuals. We do not sell directly into any of the countries subject to comprehensive sanctions administered by OFAC. However, we do sell a substantial portion of our products to distributors who, in turn, sell the products throughout the world, subject to the terms and conditions of their distribution agreements. Although our agreements require our distributors to comply with applicable law, our current distribution agreements do not specifically restrict sales into any of the countries that are subject to economic sanctions administered by OFAC.

We believe that one of our distributors based in Dubai previously resold our hormone products to farming and veterinarian customers located in Iran. This distributor represented approximately $0.2 million of our annual revenue for the year ended June 30, 2013 and approximately $0.3 million of our revenues for the  year ended June 30, 2014. We do not know what percentage of this distributor’s purchases from us may have been resold to veterinarians and farmers in Iran. We do not have any long-term written agreement with this distributor and we believe this distributor represents an immaterial percentage of our annual revenue. With the continuing expansion of our sales in other regions such as the United States, we expect such percentage to decline even further in the future. We do not retain control over our products after they are sold to a distributor, and our distributors may sell our products to the targeted foreign countries, entities and individuals, including Iran. Even if this distributor’s sales to Iran were attributed to us for OFAC purposes, we believe we would qualify for a general license under the OFAC regulations to sell medicine used to treat animals in Iran.  Nevertheless, we intend to include specific OFAC restrictions in our future distribution agreements.

If we sell products subject to U.S. jurisdiction or our U.S. subsidiaries sell to distributors that we know are reselling products to the targeted foreign countries, entities and individuals identified by OFAC, we could be subject to enforcement actions. Previously, we had not implemented a comprehensive Trade Control policy. Thus, as a result of the recent and expected future growth of our business, particularly with respect to our international sales, we plan to establish a Trade Control policy that will focus on compliance with applicable Trade Control laws and regulations.

If we are not in compliance with the Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Trade Control law by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Legislative or regulatory reforms with respect to pet therapeutics may make it more difficult and costly for us to obtain regulatory clearance or approval of any of our current or future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the testing, regulatory clearance or approval, manufacture, and marketing of regulated products. In addition, the FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Similar changes in laws or regulations can occur in other countries. Any new regulations or revisions or reinterpretations of existing regulations in the U.S. or in other countries may impose additional costs or lengthen review times of any of our current or future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

●	changes to manufacturing methods;

●	recall, replacement, or discontinuance of certain products; and

●	additional record keeping.

Each of these would likely entail substantial time and cost and could materially harm our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition and results of operations.

Risks Related to the Ordinary Shares, the Offering and Our Capital Structure

We cannot assure you that a market will develop for our ordinary shares or what the market price for our ordinary shares will be in the future and, in the event that an active trading market does not develop, you may be unable to resell your shares.

We cannot predict the extent to which investor interest will continue to make an active trading market in our ordinary shares. The lack of a trading market may result in limited research coverage by securities analysts. Prices for the shares of our ordinary shares will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for our ordinary shares, investor perception of our business, profit margins in the animal health industry generally and general economic and market conditions. In the event an active trading market does not continue for our ordinary shares, you may be unable to resell your shares.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could adversely affect our business and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research reports and opinions that securities or industry analysts publish about our business. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If analysts coverage of us does not continue or if one or more analysts fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

In the event that one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly.

Future sales of our shares could adversely affect the market price of our ordinary shares.

Shareholders (including those who participated in our Initial Public Offering), holding 5,676,707 ordinary shares, representing 42.7% of our outstanding shares, are currently able to sell shares without restriction. Shareholders holding 500,494 ordinary shares representing 3.8% of our outstanding shares are prohibited from selling shares until September 15, 2014 pursuant to Rule 144 and pursuant to a Lock-up Agreement with our underwriters from our initial public offering, 7,106,521 ordinary shares representing 53.5% of our outstanding shares will be restricted from being sold until December 14, 2014.  After this time no shareholder will be contractually prohibited from selling their shares. The shareholders subject to a lock-up agreement may transfer their shares prior to the expiration of the lock-up period pursuant to the limited circumstances including with the consent of the underwriters. In addition, after the expiration of the lock-up period, we will not be contractually prohibited from issuing and selling additional shares of our ordinary shares. Any sale by us or shareholders of our ordinary shares in the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our ordinary shares.

Our directors and certain significant shareholders exercise significant control over us.

Our directors and significant shareholders, including Alan Bell, Robert Joseph and Brad McCarthy, collectively control approximately 50.5% of our outstanding ordinary shares. As a result, these shareholders are able to influence our management and affairs and all matters requiring shareholder approval in ways that may not align with your interest as a shareholder, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if beneficial to you as a shareholder and might affect the market price of our ordinary shares.

We may require additional capital in the future, which may not be available to us. Issuances of our equity securities to provide this capital may dilute your ownership in us.

We may need to raise additional funds through public or private debt or equity financings in order to:

●	take advantage of expansion opportunities;

●	acquire complementary businesses or technologies;

●	develop new services and products; or

●	respond to competitive pressures.

Any additional capital raised through the issuance of our equity securities may dilute your percentage ownership interest in us. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.

It is unlikely that we will pay dividends, and therefore you may not receive any return on your investment without selling your shares.

We currently intend to retain any future earnings for funding the growth of our business and therefore we do not currently anticipate declaring or paying cash dividends on our ordinary shares. In addition, our current credit agreement restricts us from paying such dividends. As a result, a return on your investment will only occur if our ordinary share price appreciates.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and expense to various compliance issues.

As a publicly-traded company, we incur substantial additional legal, accounting and other expenses as a result of the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, along with rules promulgated by the Securities and Exchange Commission, or SEC, and The NASDAQ Global Market, where our stock trades, have significant requirements on public companies, including many changes involving corporate governance. Management and other company personnel are required to devote a substantial amount of time to ensuring our compliance with these regulations. Accordingly, our legal and accounting expenses have and will continue to significantly increase, and certain corporate actions are more time-consuming and costly. For example, these regulations may make it more difficult to attract and retain qualified members of our Board of Directors and various corporate committees, and obtaining director and officer liability insurance is more expensive.

As a public reporting company, we are required, among other obligations, to maintain effective internal control over financial reporting suitable to prepare our publicly reported financial statements in a timely and accurate manner.

Our management and independent registered public accounting firm have not performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal controls for financial reporting and disclosure controls and procedures. Commencing with our annual report on for the year ending June 30, 2015, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

We cannot be certain as to when we will be able to implement the requirements of Section 404 of the Sarbanes-Oxley Act. Any failure to implement these requirements in a timely manner or to maintain internal control over our financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We are an “emerging growth company,” as defined in the JOBS Act, and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) of 2018, (b) in which we have total annual gross revenue of at least USD$1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds USD$700.0 million as of the prior June 30, and (2) the date on which we have issued more than USD$1.0 billion in non-convertible debt during the prior three-year period.

As a “foreign private issuer” in the U.S., we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies.

As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result of this classification, may be less publicly available information concerning us than there is for U.S. public companies.

Australian takeover law may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20%, though below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our Board of Directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares and may further restrict the ability of our shareholders to obtain a premium from such transactions. See “Description of Share Capital - Change of Control.”

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the U.S. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled, “Description of Share Capital” as well as our Constitution, which is included as an exhibit to this annual report.

ITEM 4.     INFORMATION ON THE COMPANY

4.A.           History and Development of the Company

We were incorporated as a proprietary company limited by shares in Australia on June 25, 2009 as part of our corporate restructuring that completed on July 10, 2009. Pursuant to a Share Exchange Agreement, we acquired all of the outstanding share capital of Parnell Laboratories (Aust) Pty Ltd, which was beneficially owned by Dr. Alan Bell, Chairman of our Board of Directors and had been trading since September 1986.

In connection with our initial public offering, on April 28, 2014 we converted our corporate status under the Australian Corporations Act 2001 (Cth), or the Corporations Act, from a proprietary company limited by shares to that of a public company limited by shares, which became effective on June 6, 2014.

On April 28, 2014, we effected a ten-for-one consolidation of our ordinary shares, which has the effect of a ten-for-one reverse stock split, which became effective on June 6, 2014.  As a result, all references to ordinary shares, options and warrants, as well as share, per share data and related information in this Annual Report have been retroactively adjusted, where applicable, to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.  On June 18, 2014 we completed an initial public offering on the NASDAQ Global Market.

In the last decade, we have significantly enhanced our core competencies across the entire pharmaceutical value chain. A key strength of our business is our R&D, clinical trial and regulatory development experience. We have conducted over 31 clinical trials across six countries in 70 trial sites during the last ten years. Our products have been approved by regulators in the U.S., Europe, Canada, Australia, New Zealand and multiple other jurisdictions throughout Latin America, Asia, the Middle East and Africa. We are planning to conduct up to 25 additional clinical trials over the next four years. Our clinical science expertise is augmented by a strong network of academic institutions, private research organizations and veterinary clinics across multiple countries around the world.

We have constructed a sterile manufacturing facility located in Sydney, Australia which was FDA inspected in September 2012 and deemed acceptable in January 2013.  We believe this new facility provides us with a low-cost and reliable supply of our products and has approximately 75% available capacity above our current manufacturing demand, creating significant contract manufacturing and pipeline expansion opportunities. We intend to leverage these core competencies to bring up to seven new products, addressing up to 12 indications, to market over the next five years, and to further expand our pipeline through targeted development and in-licensing opportunities.

We have recently expanded our business operations to focus on the US market, relocating all drug development and drug commercialization functions to Kansas City, Kansas and transitioning our Board of Directors to the U.S. as well.  This shift in focus has enabled us to establish a U.S. sales and marketing presence in conjunction with the approval of our first U.S. products (our reproductive hormones) and will enable us to be well positioned for future potential approvals of our product candidates including Zydax.  It has also enabled us to explore a variety of licensing opportunities arising from the large U.S. animal health and biotechnology industries.  The address of our principal place of business in the U.S. is 9401 Indian Creek Parkway, Suite 1170, Overland Park, KS 66210.  The telephone number of our U.S. office is 913-312-0786.

4.B.           Business Overview

We are a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. We currently market five products for companion animals and production animals in 14 countries and augment our pharmaceutical products with our proprietary iKAM and mySYNCH® software platforms. These innovative technology solutions are designed to enhance the quality of life or performance of animals, while driving our customers’ operational efficiency and profitability. We believe our value-added solutions help establish us as a business partner with our customers rather than only as a commodity provider, differentiating us from our competitors.

Our lead reproductive hormone products, estroPLAN® and GONAbreed®, are designed to safely and effectively improve cattle breeding performance and are currently marketed in 12 countries. We were the first company to achieve FDA approval for the indication of estrous synchronization in lactating dairy and beef cows. We market our reproductive hormone products in conjunction with our proprietary software platform, mySYNCH,TM in order to deliver superior breeding outcomes. Since launching in the U.S. in mid-2013, we have steadily acquired market share and we typically enjoy a top three market share position in these products in many other countries where we have been selling our products for many years.

Our disease-modifying product, Zydax®, for the treatment of osteoarthritis, or OA, in dogs and horses, both stimulates the growth of new cartilage and inhibits cartilage breakdown. OA is a slowly progressive and often severely debilitating degenerative joint disease, or DJD. We estimate that the market for OA in animals in the U.S. and the EU is over $410 million in annual sales of prescription drugs and the global market for alternative treatments is at least another $500 million in annual sales. The most common treatments for OA are anti-inflammatory drugs, which ease symptoms but do not address the underlying disease process. By contrast, Zydax is designed to enable veterinarians and animal owners to safely and effectively manage the cause of OA. Zydax has an excellent efficacy and safety profile, with one million doses sold, and has led to improved quality of life for dogs and improved performance of sport horses.

We have marketed Zydax in Australia, New Zealand, Hong Kong, Singapore and the United Arab Emirates and we are seeking approval from the FDA for marketing in the U.S. and from the European Medicines Agency, or EMA, for marketing in the European Union, or EU. Assuming regulatory approval, we plan to launch Zydax for dogs in these markets in the first half of 2016. In addition to Zydax we also have a nutraceutical product, Glyde®, which is a combination of glycoaminoglycans, a building block for cartilage (derived from chondroitin sulfate and glucosamine) and a potent natural anti-inflammatory, ecoisatetranoic acid (derived from green-lipped mussel powder). Glyde is currently marketed in the same countries where Zydax is currently approved.  We anticipate that we may launch Glyde in the US in 2015 through the establishment of a new companion animal sales and marketing team.  This new team would launch Glyde and iKAM thus providing us with an established presence in the companion animal market in advance of the anticipated approval of Zydax in 2016.

We believe our products are differentiated through our complementary software platforms designed to assist our customers in maximizing the performance and efficiency of our products. iKAM, for companion animal customers, and mySYNCH, for production animal customers, provide our customers with a personalized, software solution which is currently provided as a free service offering to our customers loaded onto a free tablet device which provides mobile and interactive education and diagnostics, data analytics and customer management capabilities. iKAM and mySYNCH also provide us with direct interaction with animal owners to manage and personalize their brand experience with our products. Our technology offerings enable us to partner with veterinarians, and key distributors to increase customer interaction, brand recognition and overall customer satisfaction and in the future may also provide an additional revenue stream opportunity through charging for the provision of premium services in our digital technologies.

Our current revenues are derived from operations in 14 countries, with a direct marketing presence in Australia, New Zealand and the U.S. We utilize a range of multi-national and local marketing partners in other markets including Canada, the Middle East and Africa and will continue to seek additional marketing partners who can assist us in bringing our products to market in those geographies where we do not expect to establish a direct presence such as Europe, Asia and Latin America.

We believe that our fully-integrated, pharmaceutical value chain positions us to effectively and efficiently leverage our current product portfolios, expand and scale our pipeline of product candidates and elicit attractive in-licensing or acquisition opportunities. We believe that the combination of these capabilities and opportunities positions us to become a leading innovator in animal health products.

Our Products and Product Candidates

In addition to our currently marketed products, we are developing a pipeline of clinical drug candidates that either seek to deliver solutions to unmet needs in companion animal health or address practical and financial challenges that veterinarians and farmers encounter with existing production animal therapies. Currently, we have seven product candidates for the treatment of up to 12 indications across several therapeutic areas and animal species in our pipeline. We also intend to leverage our established in-house developmental capabilities to advance multiple in-house and in-licensed pipeline opportunities.

The following table presents information regarding our commercial products and our products under development.

In addition to developing therapeutics that deliver real solutions to unmet animal health needs, we believe some of our product candidates, including Zydax, PAR081, PAR121 and PAR122, may have the potential to be applied to human health. Assuming successful development of each of these product candidates for the animal health market, we would seek to partner with organizations that can assist in assessing the feasibility and, if warranted, potential development of these product candidates for human applications.

Our Strategy

Our objective is to become a leading provider of animal health solutions that enhance the quality of life or performance of animals and enhance operational efficiency and profitability for veterinarians and farmers. We seek to differentiate ourselves from other animal health companies through leadership in clinical science in our chosen therapeutic areas and integration of our digital technologies with our animal health products.

We plan to focus on long-term therapies for conditions with a high prevalence rate and high propensity for treatment by animal owners in the burgeoning companion animal and production animal markets.  We believe there are many segments of the market with a significant unmet need and that we can be competitive in accessing these large opportunities by leveraging our established drug development infrastructure and our innovative drug commercialization capabilities that harness our digital technologies.

Primary Strategic Objectives

We have three core areas of focus for the immediate future to drive the value of our company:

1.	Completing our regulatory development of Zydax for launch in the U.S. and European markets

We are focusing on completing the regulatory development work for FDA approval of Zydax in the U.S. and EMA approval in Europe by the first half of calendar year 2015 which may lead to an approval of Zydax in one or both of these territories in the first half of calendar year 2016. The FDA has already deemed complete the safety section of the dossier for Zydax in dogs.  We have also completed a successful large-scale pilot efficacy study which was a multi-site, double-blinded, randomized, placebo-controlled study in 140 dogs designed to ascertain the effectiveness of Zydax in reducing pain and interference caused by osteoarthritis in dogs and to determine a prospective clinical endpoint to be used in an upcoming pivotal efficacy study.  The results indicate a statistically significant outcome for Zydax when compared to placebo at reducing either the pain or interference caused by osteoarthritis.

In addition to completing the efficacy trial, we also expect to complete the chemistry and manufacturing controls, or CMC, section of the Zydax dossier. We engaged Lonza Group AG, or Lonza, to undertake commercial scale manufacturing of the Active Pharmaceutical Ingredient, or API, of Zydax.  Lonza has successfully completed Process R&D, as well as a large-scale manufacturing campaign sufficient to produce data for the submission of the Drug Master File, or DMF, to the FDA and EMA in conjunction with all remaining sections of the approval dossier in the first half of 2015.  This initial scale up program has also provided clinical trial material for our Pivotal Efficacy Study and also material to supply the Australian market with commercial product.  We expect Lonza to complete Process Validation at a larger, more cost efficient scale, prior to the approval of Zydax by the FDA and EMA thus providing significant volumes of the API (Glucoranoxylan Sulfate) of Zydax at the time of launch.  We expect to complete the DMF and file (in conjunction with the efficacy trial data) with the FDA and EMA in the first-half of calendar year 2015.

There may also be opportunities to seek approval for Zydax in other jurisdictions that have a faster path to market than the U.S. or Europe and we intend to explore these prospects in later part of calendar year 2014.

2.	Continuing the development of the next generation of Digital Technologies

iKAM is our digital customer application that is available for use by dog owners.  It was initially developed as an innovative digital tool for use by dog owners in the veterinary clinic waiting room to educate them on the etiology of osteoarthritis as a slow developing, insidious disease that effects a large number of dogs.  It largely contributed to the near tripling of sales of Zydax in Australia, 5 years after launch.

We have significant plans to continue the development of iKAM for both the Australian and US markets to become a fully integrated franchise management technology.  We expect that it will integrate with veterinary clinics practice management software to provide a seamless patient identification and capture mechanism through a self-diagnostic tool that will be used by dog owners in the veterinary clinic.  We will also develop a consumer application (App) that will be used by dog owners at home to continue monitoring the progress of their pet whilst being treated with Zydax, as well a full e-commerce platform by allowing the customer to order products directly through the App.  iKAM will enable us to interact with dog owners in a unique way that enhances an ongoing direct relationship with our customers in a highly effective, differentiated and very efficient manner and creating a full brand experience.

We also expect to continue our development of mySYNCH for the U.S., Australian and New Zealand markets where we have a direct presence. mySYNCH is a digital tool integrates with existing dairy management computer systems to enable veterinarians and producers to optimize reproduction and maximize economic gains. It combines in-field training with simple, real-time, dashboard style reports highlighting predictive breeding metrics. The real power of mySYNCH is the ability for dairy producers to benchmark their herd performance against other herds with similar production systems, thereby allowing them to implement best practices and enhancing their reproductive outcomes.  The initial introduction of mySYNCH to pilot sites in mid-2014 has proven successful and we now expect the wider roll-out of mySYNCH to act as a significant enabler of sales growth.

3.	Capturing market share of reproductive hormones in the U.S.

In the U.S., we seek to have a value proposition that is differentiated from other animal health companies through our close relationships with key distributors, veterinary clinics and large producers. Our product solutions are designed to maximize customer outcomes and develop brand recognition. We market our products through a newly-established direct sales force of six territories covering the top 20 states in the dairy sector, representing 80% of the dairy cows in the U.S.

In 2013 we established the first of these territories and throughout the first year of sales we have continued to add personnel.  In those territories where we have been established the longest, we have demonstrated an ability to acquire market share and grow our new customer base.  With all 6 territories now populated we expect our market share acquisition to continue to grow, as we have demonstrated in other analogous markets such as Australia and New Zealand.

We will continue to bring innovation to the market by launching a new proprietary breeding program in the U.S. called PROCEPT®, which we are developing in conjunction with Dr. Milo Wiltbank, Professor of Dairy Science at the University of Wisconsin-Madison, a respected thought leader in reproductive physiology. We expect to publish clinical trial outcomes regarding this program during the next 12 months.

Future Growth Opportunities

In addition to our three, core strategic objectives we anticipate additional opportunities to grow revenues and to enhance the value of our company over the coming years.

1.	Expanding our osteoarthritis market share through the rollout of the next generation iKAM and the launch of Glyde Chews.

The disease-modifying qualities of Zydax target a core deficit of OA and have proven to be a safe and effective long-term treatment for OA. In addition to the benefits of Zydax, we believe we can further penetrate the OA market by leveraging our digital technology platform iKAM to promote an integrated OA solution of Zydax (administered in the vet clinic 2 to 3 times per year) with Glyde (at home treatment).

Glyde is our at-home nutraceutical treatment which contains a therapeutic dose of the building blocks of cartilage (glycosaminoglycans derived from glucosamine and chondroitin) and a potent natural anti-inflammatory (eicosatetranoic acid derived from green-lipped mussel powder). Glyde Chews are a beef-flavored treat that will be the next installment in our OA innovation strategy.

Currently we have partnered with approximately 250 veterinary clinics in Australia who use the iKAM digital technology to effectively promote and sell Zydax and Glyde and we expect to grow such partnerships over the next two years.

We expect to launch the iKAM platform along with Glyde Chews in the U.S. in 2015. In order to launch these innovations we expect to establish a companion animal sales and marketing presence in advance of the anticipated launch of Zydax in 2016.  Not only do we expect that Glyde and iKAM will be appealing and differentiated propositions for the U.S. companion animal market, we expect the implementation of iKAM in veterinary clinics to yield a large population of potential dogs that could commence Zydax therapy upon approval, thereby giving us a significant head start in achieving commercial success of Zydax in the U.S.  Glyde is expected to be a unique product in the U.S. nutraceutical market and when paired with iKAM and eventually Zydax will create a highly differentiated and valued offering to the U.S. companion animal market.

2.	Continuing development of existing pipeline of product candidates

We plan to progress our current pipeline of product candidates through proof-of-concept stage and in to animal studies in 2014 and 2015. We seek to adopt for each of our product candidates a well-defined, milestone driven development path that enables us to determine the most expeditious path to market. We plan to continue our collaboration with development partners including leading academic institutions to ensure each product has a robust data set to support approval and commercialization.

We expect to work toward the following milestones for our pipeline product candidates:

PAR 121 (canine and equine orthopedics):  PAR121 is derived from a known botanical extract native to the Cook Islands that had shown promise in rapidly regenerating bone. Based on pre-clinical studies we believe PAR121 has significant applications in orthopedics.  We plan to isolate and identify the specific active components of the botanical extracts in FY2015 and commence development of a semi-synthetic or synthetic manufacturing process.  In parallel we will commence work on in vitro and in vivo models of canine bone growth with the aim of more precisely elucidating the mechanism of action and to demonstrate further clinical evidence of efficacy in the target species.

PAR 122 (canine and feline dermatology):  PAR122 was studied to assess the effect of topical application on skin healing.  Epidermal thickening should help treat animals affected with flea allergy dermatitis

We plan to isolate and identify the specific active components of the botanical extracts in 2015 and commence development of a semi-synthetic or synthetic manufacturing process.  In parallel we will work with both in vitro and in vivo models of epidermal impairment to elucidate the mechanism of action and to demonstrate further clinical evidence of efficacy in the target species.

PAR 101 (equine laminitis):  PAR101 is aimed at utilizing pioglitazone to treat laminitis in horses by the pharmacological modification of insulin resistance and hyperinsulinaemia.  We plan to conduct pharmacokinetic studies to support formulation selection in the horse and preliminary efficacy investigations.

PAR 081 (companion anesthesia):  PAR081 is a novel propofol formulation for general anesthesia and sedation in dogs and cats. Propofol is the most commonly used anesthetic agent in both the human and animal health markets.  PAR081 is an aqueous formulation that avoids the short comings of current lipid emulsions.  We will take selected formulations into pharmacokinetic studies in laboratory animals to ascertain efficacy and safety profiles.

PAR 061 (cattle mastitis):  PAR061 is a novel injectable antimicrobial prodrug.  The prodrug will be biologically inactive that once metabolized in the dairy cow converts to an active antimicrobial.  We will undertake synthesis and screening of compounds to conduct plasma and milk pharmacokinetic studies.

Gonadapro (cattle fertility):  GONADOPRO is a novel combination formulation of gonadorelin acetate (the active ingredient in GONAbreed) and progesterone. This combination product would be used in the same Ovsynch programs as estroPLAN and GONAbreed, but is expected to improve pregnancy rates to fixed-time artificial insemination, or FTAI, by approximately 15% to 30%.  Hormone profile and dose determination studies will be conducted.

3.	Expanding our existing pipeline

Our goal is to bring a new product to market each year commencing in 2015 through a combination of in-house drug development and potential in-licensing activities. We are reviewing the attractiveness and feasibility of several potential in-licensing and acquisition opportunities. As a result, we expect our pipeline to continue to expand as we pursue congruent opportunities.

Our current licensing activities are considering opportunities in the following areas:  Osteoarthritis, Dermatology, Obesity, Haematology, Cancer, and unique proprietary formulations to optimize current and future therapeutic molecules. Parnell’s unique proposition of offering potential licensing partners access to all aspects of the pharmaceutical value change, from drug development, clinical science, manufacture and commercialization, puts us in a strong position when conducting these potential licensing discussions.

4.	Developing market entry plans for partnership markets including Europe, Asia and Latin America

We have invested in market investigations and partnering discussions in China and Europe over the last several years, and we intend to focus on multiple growth opportunities in these regions. We believe the Chinese dairy industry is undergoing structural changes to industrialize. We believe this situation is suited to our innovative solutions that combine high quality medicines with our mySYNCH proprietary technology in order to help dairy producers breed cows more effectively and as a result positions us to develop a strong foothold in this rapidly growing industrialized Chinese dairy market.

5.	Identifying and pursuing contract manufacturing opportunities

We have constructed and commissioned our manufacturing facility in Sydney which was classified as acceptable by the FDA in January 2013. We currently have approximately 75% available capacity at this facility, which we believe we can leverage for contract manufacturing opportunities. Typically, sterile manufacturing projects, especially those for FDA-approved products, attract high margins relative to other contract manufacturing sectors. We also have the capability to produce pilot or research and development, or R&D, batches for biotechnology companies for use in clinical trial materials and due to our highly efficient and flexible operation we believe we can undertake these projects at a lower cost than other industry participants.

Our Marketed Products

Reproductive Hormones - estroPLAN and GONAbreed

Overview

Our reproductive hormone products, estroPLAN (cloprostenol sodium; a prostaglandin F2α, or PG, drug) and GONAbreed (gonadorelin acetate; a Gonadotropin Releasing Hormone, or GnRH, drug), are used in breeding programs which are aimed at increasing pregnancy rates in dairy and beef cows. PG and GnRH drugs are given as a sequence of three injections over nine days to cause a cow to ovulate which allows artificial insemination, or AI, to be used. These breeding protocols are typically called Ovsynch programs.

We believe we have conducted more cattle breeding program trials over the last ten years than any other animal health company. We have also developed a proprietary software platform, mySYNCH, to complement the use estroPLAN and GONAbreed. We believe this model of combining our high quality drug products with our proprietary software platform improves profitability for producers allowing us to gain market share from much larger animal health companies. Our approach also enhances the partnership between veterinarians and our producers by allowing the veterinarian to become a consultant in the improvement of reproductive efficiency.

Market

There are 9.2 million dairy cows in the U.S. and we estimate up to 100 million dairy cows globally are milked in industrialized countries, including 20 million in Europe and six million in Australia and New Zealand. In addition to the prolific use of timed AI breeding programs in the dairy industry, the beef market is increasingly using AI to increase the genetic worth of their herds and thus have increased their use of reproductive hormones. We estimate that the beef segment currently uses artificial insemination programs in less than 10% of cows and thus has the potential to grow rapidly.

Currently Available Competitive Products

The reproductive hormone market consists of two classes of drugs, GnRH and PG. In the U.S., approximately 50 million doses of GnRH and PG are sold annually for approximately $80 million. All manufacturers of reproductive hormones market generic equivalents of GnRH and PG. The current manufacturers include Zoetis (marketing Factrel - GnRH and Lutalyse - PG), Merck (marketing Fertagyl - GnRH and Estrumate - PG), Bayer (marketing Ovacyst - GnRH and Prostamate - PG) and Merial (marketing Cystorelin - GnRH). In non-U.S. markets, these same competitors typically exist along with generic offerings from smaller local pharmaceutical companies. We estimate the global reproductive hormone market is more than $200 million.

Our Solution

Historically, PG-based programs were the most commonly used breeding programs. Prostaglandins cause a cow to commence a new ovulatory cycle that leads to the release of an ovum (or egg). After injecting PG, a farmer must observe the cows for signs that the cow is ready to be artificially inseminated (called heat display). In the last decade, the combination of PG products with GnRH products to synchronize ovulation has led to more accurate breeding programs that allow for fixed-time artificial insemination that obviate the need for observing cows for heat display thus improving farm labor efficiency and also increasing pregnancy rates.

We currently have two FDA- approved hormone products, estroPLAN (a PG product) and GONAbreed (a GnRH product). We have marketed estroPLAN and GONAbreed in other markets for many years. In January 2013, GONAbreed was approved by the FDA for use in conjunction with cloprostenol sodium in cattle breeding programs.

We currently provide our proprietary mySYNCH technology, which was developed to complement the use of estroPLAN and GONAbreed, to our production animal customers for free. mySYNCH provides these customers with mobile education, data analytics and reporting to help maximize pregnancy rates in their cows when using estroPLAN and GONAbreed. We believe we can further penetrate the U.S. market by leveraging our proprietary mySYNCH software platform which helps our production animal customers manage reproduction activities on the farm and enhances the implementation of our reproductive hormones. As a result of this proprietary software and our product portfolio, we have been able to successfully improve reproductive performance for our dairy customers. For example, a large dairy farm in North America switched from a competitor’s product to our breeding program, which resulted in a 25% increase in pregnancy outcomes. We will continue to leverage the advocacy from our early adopters to grow our customer base across the U.S.

Osteoarthritis - Zydax

Overview

Zydax is a sulfate ester with disease-modifying characteristics for the treatment of OA in dogs and horses. Zydax targets the core deficit of OA by impacting both the anabolic and catabolic pathways of articular cartilage metabolism. Zydax is approved in Australia and New Zealand for the treatment of OA in dogs and marketed in Asia and the Middle East for the treatment of OA in horses. Specifically, Zydax stimulates proteoglycan synthesis, leading to the growth of new cartilage, and inhibits the actions of the aggrecanase 1 enzyme, which degrades and breaks down cartilage. Being a sulfate ester, Zydax also has some common properties with heparin in that it reduces micro blood clots at the joint and thus improves blood flow leading to the enhancement of regenerative processes. We are presently seeking marketing approval from the FDA and the EMA for Zydax for the treatment of OA in dogs and horses. Under current market conditions, if approved, we believe Zydax will be the only product with demonstrable disease modifying characteristics. We believe Zydax can be a safe, long-term therapy for OA in dogs and horses.

Zydax has been safely used in one million doses in dogs over seven years without the harmful side-effects common to many non-steroidal anti-inflammatory drugs, or NSAIDs. The safety aspects of the registration dossier for the use of Zydax in dogs have been deemed complete by the FDA including for safe combination use with NSAIDs. Zydax has the flexibility of being used as an adjunctive and a first-line therapy. As a result veterinarians do not have to replace their favored incumbent therapies but rather could use NSAIDs to alleviate the short-term symptoms of pain and inflammation while commencing a long-term course of treatment with Zydax to seek to modify the underlying disease process of OA.

In October 2008, we applied for various patent protections for GXS, the API in Zydax, including composition of matter and method of manufacture. The patent was granted in Australia and New Zealand in 2013 (expiring in October 2028) and is currently undergoing examination in other countries, including the U.S., and if granted would provide patent protection until at least 2028.

The safety section of the registration dossier for Zydax in dogs has been deemed complete by the FDA and we have completed a successful, large-scale pilot efficacy study in dogs. All of our studies for Zydax in dogs to date have been undertaken under Good Clinical Practices, or GCP, or under Good Laboratory Practice, or GLP, guidelines and also with protocol concurrence from the FDA. Consequently, the FDA fundamentally agrees with the design, execution and analysis of the protocol and will not alter its requirements in the future for the requisite trial unless public or animal health concerns emerge.

We also expect to complete safety and efficacy studies in horses under FDA protocol concurrences. The market for Zydax for horses is significant, especially in those countries where horse racing is popular such as Australia, New Zealand, Hong Kong, Singapore, Dubai, United Kingdom and France. To date, Zydax has been sold in Australia, Hong Kong, Singapore, New Zealand and Dubai. We are engaged in an FDA and EMA approval process to market Zydax for horses in the U.S. and Europe. We also plan to target the Chinese and Japanese markets where horse racing is also popular.

Market

Osteoarthritis in animals is a large and growing global market. We estimate the market for OA prescription drugs in the U.S. and the EU to be over $410 million in annual sales, and the global market for alternative treatments to be at least another $500 million in annual sales. This large market is driven by increasing pet ownership and the fact that up to 90% of dogs will develop osteoarthritis in their lifetime with an estimated 20% of dogs suffering from OA at any one point in time. However in our experience selling Zydax, it is quite common for only a small fraction of the estimated 20% of dogs that have OA to be under active treatment.  We expect that one reason for that may be that there are few safe, long-term therapies available and as a result OA treatment may be delayed by the veterinarian until the later stages of the disease.  We therefore believe that there may be a significant opportunity for the market to expand considerably in markets like the US and EU once safe, long-term, effective, non-NSAID therapies such as Zydax are available.  Additionally, a large percentage of sport horses develop some form of DJD and most will regularly receive joint treatments.

Researchers have postulated that the sulfate-ester classes of compounds, including pentosan polysulfate a related polymer to that used in Zydax, may have applicability to various human disease states including OA. Historically, these polymers have proven difficult to develop and there has not been a successful approval for human use in treating OA. We believe that the development path of Zydax may have overcome many of the challenges of these compounds and thus we envision investigating the applicability of Zydax for treating OA in humans in years to come.

Disease State

Osteoarthritis is a slowly progressive and often severely debilitating DJD that is highly prevalent in dogs and horses. Due to the insidious nature of OA, the cartilaginous articular joint surface, the joint fluid, and the joint capsule undergo marked degenerative changes well before clinical or radiographic signs of OA become obvious to both dog owners and veterinarians, which usually only emerge once the disease is well progressed.

The causes of OA are multifactorial and include genetics, developmental abnormalities and prior joint injury. The disease is characterized by progressive loss of cartilage on the articulating surface of bones and subsequent development of bone spurs which are painful and limit movement. There is considerable debate on causative factors of the initiation of OA, however the central role of the chondrocytes (the cells that produce the cartilage matrix) and the tipping of the balance towards cartilage catabolism (breaking down) from anabolism (building up) is widely accepted. Cartilage loses its ability to cushion and protect the joint from forces applied during normal joint movement. Once the degradation of cartilage has started to occur fragments of broken cartilage are released into the joint space which triggers inflammation.

Inflammation is a pathological process consisting of a complex of cytological and chemical reactions which occur in affected tissues in response cartilage degradation. It includes (i) the local reactions and resulting morphological changes, (ii) the destruction or removal of the injurious material, and (iii) the responses that lead to repair and healing. The signs of inflammation are rubor (redness), calor (heat or warmth), tumor (swelling) and dolor (pain); a fifth sign, functio laesa, meaning inhibited or lost function, is sometimes added. All of the signs may be observed in certain instances but not in others. The number of known inflammatory mediators continues to grow as research in the area progresses. The classical proinflammatory mediators are histamine, bradykinin, prostanoids (such as prostaglandin E2), leukotrienes, platelet-activating factor, nitric oxide, cytokines (some are anti-inflammatory), endothelin and oxygen radicals. Inflammation starts at the transcription level with the binding of NF-κB to the promoter region of certain proinflammatory mediator genes, such as cyclooxygenase (COX)-2, iNOS and several cytokines. Inhibition of this transcription factor is the mechanism by which glucocorticoids have anti-inflammatory effects and is why this class of therapeutic agents has so many different effects on treated veterinary patients. The inflammatory cascade leads to the infiltration of various leukocytes, such as neutrophils, lymphocytes and monocytes, into the inflammatory site. These infiltrating cells augment the initial production of mediators by producing more as they, in turn, are stimulated. Within a few hours after the inflammatory insult, macrophages begin to phagocytose the damaged tissues, which may lead to increased injury to surrounding tissue. The infiltration of leukocytes results in the injured area being walled off. This is accomplished by fibrin deposition, which can lead to adhesions resulting from leukocyte infiltration. The walled-off areas help keep the inflammation from spreading, but can also lead to the formation of abscesses. As OA continues to progress cartilage erosion exposes the underlying bone which in turn causes the formation of bone cysts and spurs.

Currently Available Competitive Products

There is currently no cure for OA in animals. Most animals receive treatment after the clinical signs of pain and inflammation becomes apparent, which is typically very late in the disease progression. Lifestyle management options include rest and, if applicable, weight loss and physical therapy. Current drug treatments can only alleviate the pain and inflammation associated with OA, but do not treat the cause of the disease which typically includes a breakdown of cartilage. There are no current disease-modifying OA drugs that have been proven to control clinical signs of OA, limit disease progression and reverse and modify existing joint pathology.

The most popular treatments for OA are symptom-modifying drugs such as non-steroidal anti-inflammatory drugs (NSAIDs), which target pain and inflammation. The NSAIDs have been reported to cause significant adverse effects including liver and kidney toxicity and gastro-intestinal bleeding and gastric ulceration in both dogs and horses. High doses and/or long term use increases the likelihood of such effects, limiting the utility of NSAID treatment for OA that requires prolonged courses of therapy. In addition, although unrelated to adverse drug effects, there are restrictions on the use of NSAIDs in performance animals, including race horses.

Despite the limitations of NSAIDs, in the U.S. NSAID treatment remains the primary option for OA in dogs, representing an estimated $220 million market and we estimate the market in the U.S. and the EU may be over $410 million. Zoetis’ Rimadyl® (carprofen) was the first in this class to be approved and remains the market leader despite the availability of several generic carprofen products and alternative NSAIDs including meloxicam (Metacam® and its generics) and newer NSAIDs which are reported to be safer such as deracoxib (Deramax®) and firocoxib (Previcox®).

There are NSAIDs approved for use in horses, with the older NSAID phenylbutazone being the main treatment of choice in that species. Flunixin, and firocoxib are additionally approved for use in horses. The mainstay of therapy in horses with OA is short term treatment with NSAIDs and rest.

In some countries there is a class of drug called Pentosan Polysulfate Sodium, or PPS, which is used to treat the clinical signs of OA in dogs and horses. PPS was developed in Australia for veterinary use and is a popular product with disease modifying properties. Zydax was developed to be a significant improvement of PPS that sought to overcome the known weaknesses of the class of drugs, including an unpredictable and inconsistent efficacy profile. PPS is widely used in Australia, the United Kingdom, France and certain Scandinavian countries for use in dogs and is reportedly used off-label in horses. PPS products are available for use in horses in countries where the horse racing industry is popular, such as Asia and the Middle East. Polysulfated Glycoaminoglycan, or PSGAG, is a highly sulfated chondroitin sulfate product and is marketed under the brand name Adequan® for use in dogs and horses. Although available in the U.S., Adequan has not necessarily demonstrated substantial proof of safety and efficacy under the standards that are required by the FDA today. The PPS and PSGAG market are much smaller than the NSAID market, in part due to the lack of available drugs that have robust data to support their efficacy and hence we estimate that the global market is less than $50 million in annual sales.

In addition to drugs, there are supplements, also known as nutraceuticals that are commonly used to aid in the control of the clinical signs of OA. There is evidence to demonstrate that glucosamine and chondroitin sulphate can impact the OA disease process in humans and animals and as such their use has become very common. There are other bioactive compounds that are also popular including various marine extracts such as fish oils and also green-lipped mussel powder. Products containing these various nutraceutical ingredients are available in a large variety of products and brands in most countries and are not regulated as stringently as drugs. As a result the amount of active ingredients in many products may be too little to be therapeutic. There are some brands that are more effective including Cosequin® which is available in many markets. The global nutraceutical market is vast and is estimated to be in excess of $500 million in annual sales.

Our Solution

We developed Zydax to be a superior product offering to the PPS class of drugs which had been available in Australia for many years. The variability of efficacy in PPS products is postulated to be due to the fact that PPS is a polymer made up of various sub-fractions with differing characteristics, most notably degree of sulfation and molecular weight. We proposed that the degree of sulfation of PPS was likely to impact pharmacological activity, as would the consistency of molecular weight and amount of undesirable impurities such as divalent cations. In vitro head-to-head testing has proven that the patented characteristics of Zydax can inhibit the activity of aggrecanase 1 enzyme which is responsible for the degradation of articular cartilage, which ultimately leads to the pain and inflammation associated with OA.

Safety of Zydax

The safety section for Zydax was deemed complete by the CVM in October 2013 in dogs. We completed long term safety studies in laboratory dogs, according to VICH - Guideline 43 (Veterinary International Conference on Harmonization; Target Animal Safety for Veterinary Pharmaceutical Products). Zydax demonstrated an excellent safety profile even at five times the recommended dose over a prolonged treatment period (six times the normal duration), with the only significant effect observed being a short term increase in a standard test for blood clotting (i.e., activated partial thromboplastin time). Such an effect was anticipated given the relationship of GXS to the anticoagulant heparin and does not impede the clinical utility of Zydax in veterinary practice.

We also conducted a concomitant-use safety study in mixed breed dogs using Zydax with the common NSAID, carprofen (Rimadyl®). Both products were studied at their approved dose rates (Zydax by APVMA and carprofen by CVM-FDA) for their labeled treatment periods to ascertain if there were any safety concerns regarding concurrent use. No safety effects were evident in the study.

We plan to develop protocols for similar studies for our equine product candidates and submit to the CVM for protocol concurrence. We anticipate that such studies will commence in the second-half of 2014.

Effectiveness of Zydax

We have conducted several studies to ascertain the effectiveness of Zydax in dogs using various efficacy assessment tools.  These pilot studies were designed to determine whether Zydax was effective at reducing the clinical signs of osteoarthritis in dogs to support an approval by the FDA and EMA.  Given there had been no previous studies completed for OA drugs using the FDA’s newly mandated efficacy assessment criteria (dog-owner assessed, ‘clinical success’ end-points) we have considered various assessment tools including a proprietary model that has been submitted to the FDA for protocol concurrence and which we expect to use in our upcoming pivotal efficacy study which will commence in Q4, 2014 and is expected to complete in the first half of 2015.

We have recently released the results from a successful, large-scale efficacy study of Zydax, for the treatment of the clinical signs of canine osteoarthritis, or OA.  The multi-site, double-blinded, randomized, placebo-controlled pilot study was designed to ascertain the effectiveness of Zydax in reducing pain and interference caused by osteoarthritis in dogs and to determine a prospective clinical endpoint to be used in the pivotal efficacy study.  In the first trial, 140 dogs (94 treated and 46 control) completed the study, which required dog owners to use the Canine Brief Pain Inventory (CBPI) assessment tool.  Developed by University of Pennsylvania, the CPBI uses a 10-point scale to score four Pain Criteria and six Interference Criteria.  The four pain scores are averaged to provide the Pain Severity Score (PSS), and the six interference scores are averaged to give the Pain Interference Score (PIS).  Both the Pain and Interference criteria are assessed at baseline, following two injections of Zydax (14 days after commencement) and one week after the last of four injections of Zydax (day 28 of the study).

The clinical endpoint was analyzed using a reduction of more than 2.5 points in either the PSS or PIS (with the other criteria not increasing by more than 0.5 point) and no reduction in a general Quality of Life Score.  54 percent of dogs treated with Zydax and 35 percent of dogs on placebo met the clinical endpoint, producing a statistically significant outcome (p=0.01).

We are confident, based on our strong pilot study results, that we have adequately assessed various efficacy assessment tools, including the CBPI and will be able to effectively design and complete a Pivotal Efficacy study appropriate for achieving registration of Zydax in major markets.

Further objective evidence of the efficacy of Zydax treatment in reducing the clinical signs of osteoarthritis included:

•	A 43 percent improvement in the clinical signs of osteoarthritis was observed across all ten CBPI criteria for the Zydax treated group.
•
At Day 28, there was a significant difference between Zydax and placebo-treated animals for Pain at Worst (p-0.02), Interference with General Activity (p=0.02), Enjoyment of Life (p=0.04), Ability to Rise Up (p=0.04), Ability to Run (p=0.03), as well as for the PIS (p=0.03).

In addition to the CBPI efficacy model results, veterinarians conducted lameness examinations at baseline and at day 28.  There was a significant difference between the Zydax and placebo groups for the criteria of Lameness Assessed at a Trot (p=0.03), as well as for Pain on Palpation (p=0.03).

API Source

We have partnered with Lonza, a large and renowned Swiss custom synthesis organisation to develop the commercial scale manufacturing process of  the API for Zydax.  Lonza was able to successfully develop a robust commercial scale manufacturing process and the associated Drug Master File which we expect to be completed and ready for filing with the FDA and EMA in the first-half of 2015.

Toxicology Studies

We conducted a range of in vitro and in vivo toxicity studies of GXS and formulated drug product. All toxicity studies were planned in accordance with Good Laboratory Practices for non-clinical laboratory studies. The studies were also structured to meet the EU requirement for specific toxicity data in relation to human safety, primarily related to user safety in relation to companion animals.

Regulatory Strategy

The safety section of our dossier was deemed complete by the FDA in October 2013. We have conducted pilot efficacy trials as described above and we anticipate commencing the pivotal effectiveness trials in the second half of 2014 and concluding in the first half of 2015. We expect to complete the Drug Master File at the same time the efficacy trial concludes and therefore anticipate filing remaining sections of the dossier (such as efficacy and CMCs) in the first half of 2015 which could lead to approval of Zydax for treatment of OA in dogs as early as the fourth quarter of 2015 or if there are delays in completing the dossier or the FDA requires additional information approval could be in 2016.

The FDA typically takes 180 days to review major dossier sections.  Once all technical sections of a phased application are deemed complete, an Administrative New Animal Drug Application, or NADA, is required to complete the FDA’s final review for approval. The FDA’s performance goal is to undertake this final process within 60 days, and typically it does so, though times can vary. The FDA is required to take some form of action on the application within at least 180 days.

The FDA reports to Congress on these metrics and has typically adhered to them but it is not possible to predict when or whether final approval of a drug product may actually occur.  All information for the FDA dossier is being compiled to also be compliant with the requirements of the EMA. The EMA approval process does not allow for phased submission of each individual dossier section but rather review all sections over approximately 240 days. We expect the approval of Zydax for dogs to be granted at approximately the same time in the EU and the U.S.

Our Product Candidates

Orthopedics - PAR121

Overview

PAR121 may have therapeutic applications in bone-related diseases and injuries in dogs, cats and horses. It has been shown to significantly enhance bone healing post-fracture.

Experimental formulations of PAR121 have undergone pre-clinical testing in rabbit and rat models for bone regenerating properties in an induced fracture model with encouraging results. In those pre-clinical studies, the mammalian safety of PAR121 was assessed with no significant adverse reports. Early tests have shown that the compounds are non-irritant, non-carcinogenic and have no microbial presence.

PAR121 is being developed from novel botanical extracts. We hold the exclusive worldwide rights to the technology and patent applications for PAR121 under license with a single digit royalty and modest milestone payments.

Market - Orthopedics

We are developing PAR121 to bring novel advantages to the management of bone injury in dogs and horses. If recovery were accelerated, performance animals with bone injuries could potentially return to competition earlier, and pets with fractures could be mobile sooner. Earlier quality-of-life restoration would reduce treatment and care costs and responsibilities for owners of dogs and horses sustaining bone injuries treatable with PAR121.

There are approximately 150 million pet dogs and cats in the U.S. Approximately $1.5 billion is annually spent on managing knee injuries in dogs, including surgery. We believe these expenditures primarily relate to surgical procedures and hospitalization as there are currently no available drug therapies. Recovery times from fractures and orthopedic surgeries typically last several weeks, during which dogs must be immobilized through the application of plaster casts, an attractive target for dogs to chew on which requires dogs to wear lampshade devices over their heads to restrain them from inadvertently removing the cast. Ultimately, any opportunity to enhance the recovery process from fractures or orthopedic surgeries would not only benefit the dog’s quality of life but would greatly reduce the owner’s frustrations of caring for a dog post-surgery.

There are estimated to be 9.2 million horses in the U.S., of which approximately 9% are racing horses. Approximately 75% of racehorse injuries involve musculoskeletal damage, of which bone injury is a significant part. An estimated 70% of young racehorses experience buck shins, also known as microfractures, and the recuperative period accounts for 12,000 lost training days and millions of dollars annually. Such high incidences mean much of the treatment focus and cost in racing horses is directed at orthopaedic conditions. There are no therapies available that can shorten recovery times following bone injury. The economic and emotional impact of bone injury downtime is substantial and the industry continually seeks ways to return horses to competition or use.

In human medicine, bone growth factors such as Bone Morphogenic Proteins, or BMPs, have entered the human market in recent years. BMPs are applied directly to the bone during surgery to promote bone healing. We believe that PAR121 could be a superior product offering to BMPs as it would not require surgical intervention to be applied yet it may achieve similar outcomes in promoting bone healing.

Our Solutions

PAR121 is expected to substantially speed the healing of bone post-fracture and post-orthopedic surgery in dogs, cats and horses. The active ingredients in PAR121 are derived from native botanicals of the Cook Islands, where these plants have been applied to bone fractures as a natural remedy for hundreds of years. The active components of PAR121 are extracts of three specifically nominated plants whose genera are distributed widely in the South Pacific and beyond. The nominated plants are the subject of patent applications by CIMTECH for pharmaceutical, complementary medicinal and cosmetic uses.

Pre-clinical bone studies of PAR121 were performed in a rabbit ulnar critical defect model. A critical defect is a bone deficit with a substantial gap (20mm) rendering the bone unable to heal naturally. In the experiments, new cartilage and bone development was evident from as early as one week after bone injury.

Further pre-clinical bone studies investigated PAR121 vs. control in a spinal fusion model in rabbits. In the autograft study PAR121 was associated with advanced fusion at six weeks, while control individuals continued to show unattached bone fragments in the fusion mass. At eight weeks, the fusion mass of the PAR121 treatment group had similar tensile strength to controls at 12 weeks.

Spinal Fusion Study - radiographs taken at six weeks

Development Path

The initial investigations into PAR121 for bone fracture repair indicate a promising development path for this compound. We believe it has a significant potential in fracture treatment for both animals and humans, as both markets are poorly served by currently available non-drug and drug therapy options.

Parnell plans to isolate and identify the active(s) in the leaf extracts.  We will then develop a semi-synthetic or synthetic manufacturing process to assist with formulation development.  In parallel we will work with both in vitro and in vivo models of canine bone growth to elucidate the mechanism of action and the exact method of how PAR121 stimulates bone formation.  We plan to run an organic chemistry program intended to further identify and isolate the active compounds in PAR121. Once completed, we will determine our exact regulatory and clinical study strategy. We anticipate that once we demonstrate efficacy in a canine bone defect model, that a combination of laboratory and clinical research will lead to CVM/FDA approval.  Presently, we anticipate conducting clinical proof-of-concept studies in 2015 and 2016, with pivotal efficacy and safety studies commencing in 2016 and completing in 2017.

To prepare for animal studies, we plan to prepare clinical materials during 2015 from our organic chemistry program by engaging our existing API partners to assist in refining the botanical extracts into specific API.

We plan to formulate and manufacture clinical materials and commercial batches of PAR121 in-house at our existing FDA-inspected manufacturing facility and to utilize our strong clinical trial network in Australia and the U.S. to speed our path to market.

Dermatology - PAR122

Overview

PAR122 has potential applications in atopic dermatitis and other dermatological conditions. It has been shown in pre-clinical studies to substantially increase the thickness of the dermis of skin which is frequently diminished in conditions requiring the topical application of corticosteroids such as atopic dermatitis.  In vitro investigative trials of PAR122 have also been conducted with similarly encouraging results.  PAR122 is being developed from novel botanical extracts. We hold the exclusive worldwide rights to the technology and patent applications for PAR122 under license with a single digit royalty and modest milestone payments.

Market - Dermatology

Flea Allergy Dermatitis, or FAD, is the most common dermatological disease of dogs in the U.S. FAD is an allergic skin reaction to fleas bites. Regular treatment with ectoparasiticide products combined with environmental control measures limits exposure to fleas but once FAD develops, dogs are afflicted for life. The result of FAD is that dogs itch themselves excessively as a result of even one flea bite.

In addition to fleas, environmental allergens of various types can cause hypersensitivity and skin itching in a significant proportion of the dog population. Such atopic dermatitis conditions are believed to be genetically predisposed and tend to be incurable and expensive to manage at $1,000 or more per year.

Clinical management of both FAD and atopic dermatitis is centered on reducing pruritus (intense itching) which causes the dog to break the surface of the skin through licking, chewing, scratching and rubbing. This exposes the dermal layers and can lead to infection. Glucocorticoids are generally prescribed to reduce itching, but they cause thinning of the skin over time.

The lifelong burden of constant treatment, variable response and regular recurrence can cause significant emotional impact on a dog owner and reduce the quality of life of the dog. There are no approved treatments available that that can rapidly improve skin thickness.

Our Solutions

We believe PAR122 could provide a first-in-class product to address the destructive cycle of pruritic skin disease in dogs. The active ingredients in PAR122 are derived from native botanicals of the Cook Islands, where these plants have been applied skin conditions as a natural remedy for hundreds of years. The active components of PAR122 are extracts of three specifically nominated plants whose genera are distributed widely in the South Pacific and beyond. The nominated plants are the subject of patent applications by CIMTECH for pharmaceutical, complementary medicinal and cosmetic uses.

PAR122 thickens the epidermis, which should help treat animals affected with flea allergy dermatitis.  Flea allergy dermatitis (FAD) or flea bite hypersensitivity is the most common dermatologic disease of domestic dogs in the USA.  Cats also develop FAD, which is one of the major causes of feline miliary dermatitis.  When feeding, fleas inject saliva that contains a variety of compounds, enzymes, polypeptides, and amino acids that span a wide range of sizes (40–60 kD) and induce Type I, Type IV, and basophil hypersensitivity.  Flea-naive dogs exposed intermittently to flea bites develop immediate (15 min) or delayed (24–48 hr) reactions, or both, and detectable concentrations of both circulating IgE and IgG antiflea antibodies.  In dogs, the pruritus associated with FAD can be intense and may manifest over the entire body. Classic clinical signs are papulocrustous lesions distributed on the lower back, tailhead, and posterior and inner thighs.  In extremely hypersensitive dogs, extensive areas of alopecia, erythema, and self-trauma are evident. Traumatic moist dermatitis (hot spots) can also occur. As the disease becomes chronic, the dog may develop generalized alopecia, severe seborrhea, hyperkeratosis, and hyperpigmentation.

In cats, clinical signs vary from minimal to severe, depending on the degree of sensitivity. The primary dermatitis is a papule, which often becomes crusted. This miliary dermatitis is typically found on the back, neck, and face. The miliary lesions are not actual flea bites but a manifestation of a systemic allergic reaction that leads to generalized pruritus and an eczematous rash. Pruritus may be severe, evidenced by repeated licking, scratching, and chewing. Cats with FAD can have alopecia, facial dermatitis, exfoliative dermatitis, and “racing stripe” or dorsal dermatitis.

Pre-clinical skin studies for PAR122 in rats identified changes to the cutaneous epithelium, a layer of the skin, in the region of application of PAR122 with no observable adverse reactions. The difference between the regions of application and control regions revealed thickening of many layers of the epithelium. The increase in thickness was typically over 100% compared to the adjacent regions of the same animal, and higher if compared to untreated animals. This was reproducible and statistically quantifiable and may have implications for clinical application ranging from disorders of keratinization, skin regeneration and repair through to age related thinning of the skin.

Above:  Representative histology at 40x magnification of the skin adjacent to the treated area (a) and the treated area (b) showing the cellular layers and the absence of inflammatory infiltrate.

Currently the only available treatments are supportive, not curative, to control pruritus and secondary skin disease in hypersensitive animals. Systemic glucocorticoids are often needed to control inflammation and associated pruritus.  As soon as flea control is accomplished, the glucocorticoid can be discontinued.  Secondary bacterial skin infection can be associated with FAD. Systemic antibiotics are commonly used to control the pyoderma and thus reduce the associated inflammation and pruritus.  Selection of an appropriate antibiotic should be based on bacterial cultures and results of antibiotic sensitivity tests.  We believe that the effects of PAR122 will lead to a paradigm shift in the treatment of FAD and other inflammation associated skin diseases.

Development Path

The initial investigations into PAR122 for improving the quality of skin in dermatological conditions indicate a promising development path for both compounds. We believe it has significant potential in highly prevalent dermatological diseases for both animals and humans, as both markets are poorly served by currently available drug therapy options.

We plan to run an organic chemistry program intended to identify and isolate the active compound(s) in PAR122. Once completed, we will determine our exact regulatory and clinical study strategy. Presently, we anticipate conducting clinical proof-of-concept studies in 2015 and 2016, with pivotal efficacy and safety studies commencing in 2016 and completing in 2017.  To prepare for animal studies, we plan to prepare clinical materials during 2015 from our organic chemistry program by engaging our existing API partners to assist in refining the botanical extracts into specific API.

We plan to formulate and manufacture clinical materials and commercial batches of PAR122 in-house at our existing FDA-inspected manufacturing facility and to utilize our strong clinical trial network in Australia and the U.S. to speed our path to market.

Propofol-based Anesthetic - PAR081

Overview

We are currently developing PAR081, a novel propofol-based product for general anesthesia and sedation in dogs and cats, which has the potential to be used in the human anesthesia market as well. Propofol is the most commonly used anesthetic agent in both the human and animal health markets, but all current propofol-based products share problems or shortcomings that PAR081 will seek to overcome, thus providing a much needed improvement to a widely popular anesthetic agent.

Market

There are approximately 150 million pet dogs and cats in the U.S. The anesthesia market is approximately $60 million in annual revenue, and the European market is estimated to be similar in size. The benefits of propofol in veterinary anesthesia mimic those in human anesthesia; namely, short onset of action, smooth induction of unconsciousness, rapid recovery, acceptable cardiac and respiratory impacts, and lack of drug accumulation from top-up doses. While propofol has a desirable anesthetic profile, we believe its use in veterinary clinical practice is less than its potential because the current propofol products have shortcomings. We also believe a particular opportunity exists for using PAR081 in procedures requiring up to one hour of anesthesia or deep sedation and we expect that these short procedures such as neutering and minor surgical procedures comprise the great majority of veterinary caseload in regular clinical practice.

In addition, we believe there is a specific market for using PAR081 in cats as they are particularly susceptible to hypersensitivity from commonly used excipients such as benzyl alcohol, which is an antibacterial agent used in many sterile drugs including the currently available veterinary propofol products. The toxicity of benzyl alcohol in cats is greater than in other species. In addition, prolonged or repeated dosing of propofol in cats has reportedly resulted in Heinz body formation (a disorder of the red blood cells). We are developing PAR081 to address the market for propofol in cats.

Supply of the human propofol market has been impacted by highly publicized product outages in recent years due to FDA product recalls and citations of manufacturing facilities for particulate contamination. This has resulted in lengthy product shortages in the hospital system and culminated in the withdrawal of one of the three main suppliers from the market. The formulation we intend to develop for veterinary use may have a simple transition to human use which could dramatically enhance the market opportunity for PAR081.

Currently Available Competitive Propofol-based Products

All currently available propofol products are based on a formulation that is called a lipid-emulsion. This type of formulation is necessary because propofol is highly insoluble in water and hence it must be suspended in a lipid based solution. The problem is that these formulations promote microbial growth due to the presence of egg and soybean lipids. Because of this risk, the products either contain antimicrobial excipients (such as benzyl alcohol) which limit their use in cats, or, if they have no antimicrobial preservative, then the vial can only be used once. This is uneconomic in veterinary practice where doses are low, and it is also impractical to discard unused product after single use.

The second concern with lipid emulsion formulations are that they are white in color (not see through) which makes it difficult to see if the vial is contaminated in any way either with bacterial growth or with particulates which are dangerous if injected. There has been well publicized recalls of contaminated propofol products in the U.S. which has heightened awareness of this issue and increased preferences for a clear, transparent product. There are also adverse effects of lipid emulsion propofol products in humans including hypertriglyceridemia, pulmonary fat embolism, pancreatitis, propofol infusion syndrome and pain on injection.

Our Solution

We are developing a novel propofol-based formulation designed to overcome the drawbacks of lipid emulsion propofol. By producing a water soluble formulation, we believe we can overcome the risk of bacterial contamination.

The targeted improvements to an intravenous propofol formulation we intend to deliver are:  an aqueous solution or nano-emulsion to reduce the amount of excipients in the formulation; non-sensitizing to both dogs and cats; and allows for rapid induction of anesthesia in treated patients.  We are exploring several different formulation platforms that met these criteria to bring this product to market as rapidly as possible.

Current propofol emulsion products that are produced using the USP monograph contain propofol in a 10% (w/v) oil-in-water sterile emulsion.  The aqueous component contains glycerol, a suitable antimicrobial agent, and Water for Injection. It contains NLT 90.0% and NMT 110.0% of the labeled amount of propofol and a suitable emulsifying agent.  We anticipate that this product will be stored at room temperature and will not need to be labeled to “shake well before use” or have evidence of excessive creaming, aggregation or large visible droplets.  This formulation will not contain benzyl alcohol, which has demonstrated toxicity in cats and limits the use of some propofol formulations in this species.

If approved, PAR081 will compete primarily with incumbent lipid emulsion forms of propofol, with or without preservative, and secondarily with other products in the category. PAR081 will offer veterinarians the desirable anesthetic attributes of propofol but will not possess the shortcomings of currently used lipid-based propofol products.

Development Path

We have decades of experience in designing, manufacturing and marketing a wide range of novel veterinary anesthetics, including propofol and other intravenous agents. We invented, patented, manufactured and marketed Aquafol, the first approved lipid-free propofol injection. Unlike lipid emulsions, Aquafol is lipid-free, clear, and can be sterilized by autoclaving. The product is stable at room temperature and suitable for multidose vials. We ultimately divested Aquafol in 2012 after hypersensitivity reactions reported from the field limited its potential for wide uptake by veterinary clinicians.

We believe that the formulation candidates we have identified for PAR081 are novel and have the potential to overcome or mitigate known disadvantages of lipid emulsion propofol and those we experienced with Aquafol. In summary, we intend to develop and patent a formulation of propofol injection that:

●	is non-sensitizing in dogs and cats;

●	avoids lipid overload;

●	avoids pain on injection;

●	has a clear, almost colorless appearance; and

●	induces anesthesia (sedation at lower doses) within 30 seconds of administration.

Based on our previous experience, we do not expect the CVM to require dose ranging studies for PAR081. We plan to take the lead candidate directly into prior safety and efficacy studies in dogs and cats in the second half of 2015.

Regulatory Strategy

We expect to complete formulation development studies in early 2015 and to make an investigational new animal drug, or INAD, application with the CVM. We will then commence target animal safety studies under protocol concurrence and thereafter pivotal efficacy studies. We expect to complete the Chemistry and Manufacturing Controls section covering both the drug formulation and the manufacturing process in parallel with safety and efficacy studies. If our development path and regulatory applications are successful we predict launching PAR081 in the U.S., Canada, Europe and Australia in 2017, followed by other markets in Asia and Latin America.

Laminitis in Horses and Diabetes in Dogs - PAR101

Overview

We are developing PAR101 to treat laminitis, an inflammation of the hoof wall characterized by pain and loss of mobility in horses. Laminitis is a common, debilitating and progressive disease that has resulted in highly publicized fatalities in elite racing horses. It also causes temporary or permanent loss of function in sport, working and pleasure horses with repeat bouts resulting in euthanasia. Currently, there are no effective therapies to prevent or reverse laminitis, but rather there is a focus on symptomatic treatments, diet restrictions and exercise.

PAR101 is the bringing together of new knowledge of equine laminitis and advances in human diabetes treatment.  Laminitis in horses is a very common and debilitating disease.  Recent research has shown a correlation between insulin resistance, hyperinsulinaemia and laminitis. Pharmacological modification of insulin resistance and hyperinsulinaemia should reduce the risk of laminitis.  Pathogenetic processes implicated in the development of clinical laminitis comprise inflammation, vasoconstriction, thrombosis, ischaemia, endothelial dysfunction, free radical damage and enzymatic degradation.  Two different phenotypic evaluations are currently used to identify horses at risk to develop laminitis.  The first is the horse or pony with a body condition score >6 on a scale of 1 (emaciated) to 9 (obese), sometimes referred to as the equine metabolic syndrome phenotype.  The other is the horse with persistent, unilateral, non-weight bearing lameness, because these horses are at risk for contralateral or supporting limb laminitis.  In both phenotypes the impracticality of encouraging exercise and weight loss in a recurrently laminitic individual make successful management changes extremely difficult to accomplish in equids.  There also appears to be an association between equine breeds including various pony breeds, Morgan Horses, Tennessee Walking Horses, American Saddlebreds, Arabians, Paso Finos, Icelandics and Andalusians.  The lamellar failure of in these phenotypes appears to be triggered by metabolic and structural changes in the lamellar basal epidermal cells rather than by the destructive effects of lamellar dermal inflammation and extracellular matrix degradation.  The concept of specific laminitis phenotypes is useful because it focuses our attention on the common interplays of genotype and circumstance.  It should be noted that while anti-inflammatory therapy is important for pain management in laminitic cases, and it may be needed to encourage exercise in overweight horses with chronic-stable laminitis, it should not constitute the primary intervention. But while we now recognize general patterns in the clinical presentation of laminitis, we are also well aware as clinicians of how complex the interplay of risk factors can be, such that laminitis is never exactly the same in each case.

In addition to potential applications of insulin sensitizing agents in treating laminitis in horses, knowledge of diabetes mellitus in humans, and particularly the link to obesity and insulin resistance, is expected to apply to dogs. Obesity in dogs is on the rise, and the PAR101 compounds are expected to provide benefits in targeting potential causes of insulin resistance in dogs.

If approved for each indication, we believe PAR101 will be a first-in-class product for laminitis treatment for horses and control of diabetes in dogs.

Market

A U.S. Department of Agriculture, or USDA, report containing interviews with horse caretakers in 28 states reported that 13% of operations had encountered at least one case of laminitis in the last 12 months, and that laminitis was cited by respondents as the cause of 15% of all lameness.

The disease description; equine metabolic syndrome, or EMS, has recently emerged characterized by three main features; obesity, insulin resistance and laminitis. Obesity appears to be increasing in the horse populations of developed nations. In 2006, one local U.S. study based on body condition score, or BCS, examination identified an obesity prevalence of 19%, and a prevalence of over-conditioned horses, including obese horses, of 51%. Increasing awareness of EMS and its risk factors and consequences will build market demand for a solution to laminitis caused by EMS.

In a controlled study that fed horses until obese, a 20% increase in body weight and corresponding increase in body condition score from six to eight (out of nine), insulin sensitivity fell 71% . The study provided evidence of the link between obesity and insulin resistance. The weight of evidence led to the disease description EMS being introduced, highlighting the association of obesity, insulin resistance and laminitis.

From limited studies to date, the prevalence of insulin resistance is variously reported as 10% and 28% in horses and ponies. The recent emergence of simplified insulin testing for horses shows promise of a readily available and economical diagnostic tool to determine insulin resistance in clinical practice. In combination with BCS and other diagnostic techniques, accessible insulin testing will favor the introduction of a targeted therapy such as PAR101.

Currently Available Competitive Products

Most commonly used treatments for laminitis could be considered natural remedies targeted at improving the condition of the hoof once laminitis emerges or they are diet related therapies to reduce obesity and insulin resistance. Prascend®, marketed by Boehringer Ingelheim GmbH, is the only FDA-approved product for treating the endocrine disease Cushings syndrome and for treating pituitary pars intermedia dysfunction, or PPID, in horses which has been implicated in the onset of laminitis. Prascend does not appear to directly target the metabolic causes of laminitis such as insulin resistance and is typically used when equine Cushings is the main cause of laminitis. Prascend is used daily for the remainder of the horse’s life (it is not a cure) and also has side effects including cardiac issues such as a drop in blood pressure (resulting in the horse fainting), irregular heart beat and can result in a loss of appetite and gastrointestinal upset. Natural remedies are prolific but none have been shown to be safe and effective under stringent FDA conditions of substantive proof.

Diabetes in dogs is an increasingly diagnosed disease. It would appear that most dogs are diagnosed with diabetes after pancreas function has ceased, making it too late for the use of insulin sensitizing drugs. Consequently, most dogs must receive multiple daily injections of insulin to be effective. There have been few studies into the etiology of canine diabetes and as a result no substantial advancements in the treatment or management of this disease have occurred beyond injectable insulin products.

Our Solution

PAR101 is expected to be a daily oral dose drug utilizing a known insulin sensitizing drug used in humans to treat type 2 diabetes. We believe PAR101 is the only known drug candidate in development that targets one of the major causes of laminitis, metabolic syndrome. We also expect to investigate PAR101 for application in treating early stage diabetes mellitus in dogs with a view to delaying the progression of the disease and thus the introduction of injectable insulin.

Development Path and Regulatory Strategy

Studies have established that insulin can trigger laminitis experimentally. Much of the current laminitis research is directed at insulin resistance in diabetic and obese humans. Research efforts are also being directed at replicating the effects of successful human diabetes drugs in horses. A successful human diabetes drug, pioglitazone, increases the sensitivity of cell binding sites to insulin. This mechanism directly combats the loss of insulin receptor function typical of human diabetes. Pioglitazone, a lead candidate for PAR101, has been the subject of research in several animal species including horses and dogs.

The influence of management is illustrated by a recent study of hyperinsulinaemia in ponies: in a diverse group of 188 ponies (Australian, Welsh, Connemara, Shetland) from 22 different farms, only 27% of ponies were hyperinsulinaemic on fasting blood test. In addition to increasing age, supplementary feeding was significantly associated with the presence of hyperinsulinaemia.  Initial studies in the published literature have shown that this approach has merit, but these studies were problematic in their design and execution.  Durham et al, (2008) showed that in laminitic horses, short duration therapy with metformin reduced circulating glucose concentrations.  Pioglitazone is a thiazolidinedione class of antidiabetic agent with proven efficacy in increasing insulin sensitivity in humans with noninsulin-dependent diabetes mellitus, a syndrome of insulin resistance sharing similarities with equine metabolic syndrome. When pioglitazone was administered at a daily oral dose of 1 mg⁄ kg resulted in plasma concentrations and total drug exposure approximated those considered therapeutic in humans. The maximum plasma concentration (Cmax) was 509 ± 414 ng⁄mL with a corresponding Tmax of 1.9 ± 1.5 h following a single dose and 448 ± 304 ng⁄mL at 2.8 ± 1.8 h (mean ± SD) following the final dose. The half-life (t½) was 10 ± 4.6 and 9.6 ± 5.3 h after the first and last dose, respectively.  The equine pharmacokinetic data suggests that pioglitazone is an excellent candidate for equine laminitis therapy.

We plan to develop the drug compound and formulation for PAR101 using our resources in formulation chemistry, analytical chemistry and clinical trial design and execution. The intended API in PAR101 is readily available from commercial suppliers. We expect to commence proof-of-concept, dose ranging and pharmacokinetic studies for PAR101 in horses for laminitis and dogs for metabolic diseases in the first-half of 2015. If the studies are successful, we will file an INAD application with the CVM and seek protocol concurrence prior to commencing safety and efficacy trials in 2015 or 2016, leading to a potential approval in 2017. We are experienced in designing, sponsoring and supervising animal studies in horses and dogs and we will continue to utilize our relationships with leading academic institutions in and outside the U.S.

We are developing PAR101 to receive a new species-specific regulatory approval which, under current FDA and EMA regulations, would provide a minimum of five years of data exclusivity limiting the entry of generic competitors. We also anticipate that we may be able to achieve various method of use intellectual property protections for PAR101.

Mastitis - PAR061

Overview

PAR061 is a novel injectable antimicrobial prodrug.  The prodrug will be biologically inactive that once metabolized in the dairy cow converts to an active antimicrobial. We are using the prodrug model to develop an injectable treatment for clinical and sub-clinical mastitis, an infectious disease of the mammary gland (udder) in dairy cows.  Dry cow therapy has been administered by intramammary tubes infused in each quarter of the mammary gland for decades; no alternative has emerged despite the well-known difficulties and risks of tube administration. PAR061 aims to eliminate most of the labor demand, worker injury risks and cow infection risks of infusion tubes by improving the route of administration. We believe PAR061 would revolutionize the treatment of dry cow mastitis by being a simple subcutaneous or intramuscular injection which would result in substantial health, welfare, and efficiency improvements.

Mastitis is widely described as the single most costly cow disease. It is a bacterial infection of the udder which usually occurs in lactating mammals. Economic losses are due to either reduced milk yield through suppressed lactation in clinical mastitis or from milk quality issues associated with elevated levels of somatic cells in the milk produced by cows with sub-clinical mastitis. It has been estimated that mastitis can cost producers up to USD$300 per cow per year.

Common treatments for acute mastitis, also referred to as lactating cow mastitis, typically use injectable antibiotic drugs. Only a small proportion of cows will be affected by lactating cow mastitis at any one time. However, virtually every dairy cow is treated for mastitis during the dry period, which is the period of 30 to 60 days prior to calving to allow a cow to improve body condition prior to the commencement of the next lactation. The prevention of dry cow mastitis remains a necessary part of dairy cow management

The majority of dry cow mastitis cases are treated by intra-mammary infusion of antibiotics than when administered by injection, do not pass in sufficient concentration from the blood into the udder. The objective of PAR061 is to bring a new treatment paradigm to market. If approved, we believe that PAR061 could be a patentable first-in-class product for mastitis control. PAR061 is expected to be an improved version of a segment-leading antibiotic transformed into a more convenient injectable dose delivery mode that brings a generational shift in workplace efficiency and disease control.

Market

In Dairy 2007, the most recent published national survey of the U.S. dairy industry conducted by the USDA National Animal Health Monitoring System, mastitis was “the most prevalent disease causing illness in cows, the second highest reported reason for removing cows from the herd, and the second highest reason for cow death”.

Mastitis is a complex disease, and impacts the economics of dairy farming so profoundly that commercial producers must manage it well to stay in business. When a cow is infected with mastitis, the milk it produces has a high somatic cell count (or bacterial presence) and its milk cannot be sold. Therefore mastitis can cause increased costs and losses, including unsold milk, reduced milk output, drug and treatment costs, cost of replacement of a cow with chronic mastitis infections, labor costs of managing infected cows and lower reproduction. The estimated total annual cost of mastitis is USD$300 per cow, per year in the U.S. For the national U.S. herd of 9.2 million dairy cows, the implied economic burden of mastitis can be calculated at USD$2.8 billion per year.

Currently Available Treatments

The high rate of mastitis in dairy cows has led to dry cow therapy becoming routine in many dairy operations as a blanket herd treatment strategy. Approximately once per year, the lactation of each cow ceases to prepare for her next calving. This period is known as “dry-off.” When cows reach dry-off, dry cow mastitis treatments are manually infused into each of the four teats of the cow’s udder to directly position the antibiotic in the udder. A single sterile tube of antibiotic paste is inserted and infused into each of the four teats. The risk is ever present of workers being injured by kicks while in a vulnerable position preparing the udder for infusion. In all, administering dry cow therapy is a labor intensive, cumbersome and hazardous task.

In the U.S., sales of dry cow therapy products are estimated to be USD$50 million per year. We extrapolate that the global market is therefore up to USD$400 million. The market is presently dominated by individual, one-per-teat infusion tubes containing various β-lactam or cephalosporin antibiotics. Alternatively or in addition to dry cow therapy, a non-antibiotic infusion may be used in the same manner to form a physical barrier to pathogens entering the udder via the teat.

Brand	Sponsor	Active Ingredient/s
ALBADRY PLUS®	Zoetis	Novobiocin sodium Penicillin G procaine
DRY-CLOX®	Zoetis	Cloxacillin benzathine
ORBENIN-DC®	Merck Animal Health	Cloxacillin (as the benzathine salt)
SPECTRAMAST® DC	Zoetis	Ceftiofur Equivalents (as the hydrochloride salt)
ToMORROW®	Boehringer Ingelheim GmbH	Cephapirin benzathine

Our Solution

These active agents will be prodrugs of currently approved β-lactam antimicrobials.  The synthesis and in vitro activities of various prodrug chemistries will be done with the help of outside laboratories to determine the viable candidates for full development.  The lead candidates will be evaluated based on improvements to their solubility, stability, and delivery in injectable formulations.  One of the goals of this therapeutic target is to not only change the location of treatment, but to also reduce, if possible, the total number of treatments needed for an injected animal.  There are currently no antimicrobial agents approved for systemic administration to treat mastitis in dairy cows.  The use of systemically administered antimicrobials to treat dry-cow mastitis currently reserved only for the severest cases of mastitis when all other therapeutic options have been exhausted.  This is partially due to the fact that extra-label drug use in food animals is highly-regulated and requires, in the case of mastitis, that all other approved treatment options be exhausted and that the veterinarian take responsibility to ensure that violative residues from an extra-labeled use do not enter the food chain.  By providing our proposed product we would have FDA approval and the appropriate withdrawal time in place to allow for judicious and responsible use by the veterinarian.  The dairy industry does not need a new antimicrobial, it needs a far more efficient way of administering the current agents to achieve better clinical outcomes.

Development Path

We have developed a series of target compounds that have been modelled to possess the requisite pharmacokinetic profile and have been shown to possess the required anti-microbial capabilities in laboratory tests. The developed compounds could have patentable claims as new analogues of β-lactams.

Drug candidates will be tested against major mastitis pathogens including Staphylococcus aureus, Staphylococcus epidermidis, Streptococcus uberis, Streptococcus agalactiae and Streptococcus dyslactiae to evaluate their in vitro activity as a preliminary guide to efficacy in-vivo. We expect this phase to be completed in 2015.

In summary, we are seeking an active β-lactam drug substance and formulation for PAR061 injection that utilizes prodrug technology to achieve the desired pharmacokinetics by crossing the blood-milk barrier upon intramuscular injection thus delivering the active ingredient to the site of action in high concentration.

Regulatory Strategy

We expect the CVM to require dose ranging studies for PAR061. We plan to take the lead candidate directly into dose ranging and preliminary safety studies in non-lactating cows in early 2016. We are experienced in designing, sponsoring and supervising animal studies in dairy cows and can utilize our extensive existing array of clinical trial sites in the U.S., New Zealand and Australia. We will seek protocol concurrence with the CVM before beginning animal studies.

We plan to run a follow-on regulatory program for other major dairy markets including Australia, New Zealand, the EU, Canada and Asia.

Reproductive Hormones - GONADOPROTM

Overview

GONADOPRO is a novel combination formulation of gonadorelin acetate (the active ingredient in GONAbreed) and progesterone. This combination product would be used in the same Ovsynch programs as estroPLAN and GONAbreed, but is expected to improve pregnancy rates to fixed-time artificial insemination, or FTAI, by approximately 15% to 30%.  The Ovsynch program consists of three injections given over nine days to cause a cow to ovulate allowing for FTAI. Improving pregnancy rates is core to the profitability of a dairy operation; if a cow does not calve each year it will not continue to produce milk. The Ovsynch program was first proposed over a decade ago by U.S. academics to more precisely control the dairy breeding cycle. Improved control was required so that cows could be bred to FTAI rather than relying on farmers having to detect the physical signs that a cow is about to ovulate (also called heat display). The success of using GnRH and PG drugs in Ovsynch programs has given rise to numerous protocol variations but they tend to be more complex and take longer to implement. For example newer protocols can improve pregnancy rates as compared to Ovsynch but take up to 38 days to implement versus ten days for Ovsynch. Despite the array of protocols that have been developed to improve pregnancy rates, no new injectable drug product has been proposed for several decades.

Market

There are approximately 9.2 million dairy cows in the U.S., and 40 million doses of GnRH and PG are sold annually for approximately $80 million. We estimate up to 100 million dairy cows globally are milked in industrialized countries, including 20 million in Europe and six million in Australia and New Zealand.

For a cow to produce milk, it must calve every year. Efficiently re-establishing pregnancy across the entire milking herd has long been, and remains, a pivotal economic driver in commercial dairying with nearly all modern dairy herds bred by artificial insemination. In the weeks following calving, the uterus must return to a normal state in order to become ready for the next pregnancy. During this period, which is typically 60 days, cows are prepared for re-breeding. The objective on most dairy farms is to get cows pregnant as quickly as possible after the voluntary wait period to ensure the optimal length of lactation (milking). In the U.S., the average time to get a cow pregnant is 156 days after calving, nearly 100 days after the expiration of the voluntary wait period. Every day a cow is not pregnant following calving, or day open, reduces milk production in the next lactation. Based on current industry metrics (including milk and feed prices), each day open is estimated to cost up to USD$10 in lost income per cow. Improving reproductive efficiencies can therefore have a dramatic impact on the economics of a dairy farm and clearly, there is a significant opportunity to improve reproductive performance of dairy cattle in the U.S.

Currently Available Competitive Products

When the Ovsynch breeding program was first developed, it was observed that there may be a lower success rate for pregnancies achieved from FTAI (given after an Ovsynch program) as compared to the success rate from breeding to heat detection. At the time the response of the industry was to augment the original Ovsynch program with a more complex and longer breeding program known as Presynch-Ovsynch. This program takes 38 days to implement and involves five injections as compared to a ten day program with three shots for Ovsynch. The expected benefit of these programs is to increase conception rates from around 35% with Ovsynch to 45% with Presynch-Ovsynch.

An alternative breeding program that can deliver increased conception rates is the use of intravaginal devices that elute progesterone, or P4. These devices are inserted into the cow for the first seven days of the Ovsynch program. That is the GnRH and PG drugs that are used in sequence in an Ovsynch program are augmented with the use of progesterone delivered through a drug-eluting device. The addition of P4 is expected to increase conception rates by around 5% to 10% (i.e. from 35% for Ovsynch to 40% to 45% when the P4 device is added to the program). Most of the available devices rely on some form of tensioning to stay in place in the vagina. This tensioning causes cow discomfort and furthermore the devices are reported to fall out of the cow on occasion rendering the breeding program void. The only approved device in the U.S. is EAZI-BREEDTM CIDR® CATTLE INSERT marketed by Zoetis (commonly referred to as CIDRs). CIDRs are available in other markets, as are the similar brands PRID and DIB-V.

Our Solution

GONADOPRO employs a combination formulation of GnRH and P4 given as an intramuscular injection. Both drugs are well-established in dairy reproduction, but the use of P4 is confined to intravaginal devices. GONADOPRO is expected to be given instead of the first GnRH injection within the Ovsynch program obviating the need for intravaginal devices but potentially delivering 15% to 30% uplift in conception rates from using P4.

P4 devices deliver progesterone over seven days. By contrast, we propose that elevation of P4 through an injection for approximately 24 hours is sufficient to provide the hypothalamic-pituitary resetting effect also known as progesterone priming, which is postulated to improve pregnancy rates. We believe that injection is the appropriate means of providing progesterone priming and that insertion of intravaginal retained devices for seven days is impractical, uneconomic and has inferior animal welfare outcomes. P4 devices are popular in some markets (New Zealand in particular) but less so in the U.S. where Presynch-Ovsynch programs are in prolific use. The Presynch-Ovsynch program can deliver similar improvements in pregnancy rates to P4 devices but the limitation is that it takes 38 days to implement. GONADOPRO, when used as the first injection in the three-shot Ovsynch program given over ten days, is expected to deliver the same uplift in conception rates.

By enabling improved pregnancy outcomes with substantially less time and labor, less risk for implementation errors and improved cow comfort is expected to have strong appeal to the market.

Development Path

We have designed and run a series of studies to establish a proof-of-concept for GONADOPRO. We had postulated that priming with P4 at the first injection of an Ovsynch program may improve pregnancy outcomes by up to 10% at FTAI. We showed that when using an injectable progesterone, plasma P4 levels could be reached and sustained for a time theorized as sufficient to deliver the progesterone priming effect.

We then conducted a pilot field study comparing FTAI pregnancy rates between two paired groups of cows on commercial dairies in Australia. In this study, 363 lactating dairy cows were given either a GONADOPRO formulation as the first injection of the Ovsynch program or the standard Ovsynch program alone. In the study, FTAI pregnancy rates were 10% higher in the treatment vs. control group.
We subsequently conducted a field study in commercial dairy herds in New Zealand comparing the effect of administration of P4 on FTAI pregnancy outcomes in approximately 5,000 dairy cows. Cows were treated with standard Ovsynch, GONADOPRO (within an Ovsynch program) or Ovsynch with an intravaginal P4 device. These field trial results identified a number of options for further product development which we will now pursue.

Regulatory Strategy

Both of the active ingredients in GONADOPRO have a well-established safety profile in cattle over decades of widespread clinical use. This experience is supported by the lack of any adverse reactions in the cow studies we have conducted on GONADOPRO to date. We therefore intend to seek a waiver by the regulatory authorities of a requirement to undertake a specific animal safety study in favor of technical justification for animal safety.

The human food safety of both active ingredients has likewise been scrutinized over long periods. The low dose of P4 delivered in a GONADOPRO injection and its rapid metabolism indicate a likely safe meat and milk residue profile, making it likely that there will be little to no impact on human food chain safety.

Both active ingredients for GONADOPRO are in regular commercial supply and hence the API manufacturers have current FDA approvals. Our FDA-inspected facility in Sydney, Australia was built to produce high potency active injections such as GONADOPRO for the world market. We are experienced in preparing CMCs for this class of product in this species, and will file for approval with the CVM.

Having undertaken several large-scale field trials of reproductive hormones, including studies that are currently underway for other investigations, we have a network of available clinical trial sites which will enable us to conduct the requisite efficacy studies in a swift and cost efficient manner. Our collaboration with Dr. Milo Wiltbank of the University of Wisconsin is also expected to assist in the development of the optimal formulation of GONADOPRO.

Sales and Marketing Strategy

We have an established sales presence in the U.S., Australia and New Zealand, and representation in Canada via our marketing partner. Since the U.S. launch of EstroPLAN and GONAbreed injections in February 2013, we have built a specialist dairy reproduction team dedicated to our products and capable of representing GONADOPRO if it is approved.

Our Other Products and Programs

Glyde

Overview

In Australia, we currently market a dual joint care program that combines our Zydax injectable product with a daily dose of Glyde Powder, our at-home nutraceutical treatment which contains a therapeutic dose of the building blocks of cartilage, glycosaminoglycans (glucosamine and chondroitin) and a proven dose of eicosatetranoic acid derived from green-lipped mussel powder, a potent natural anti-inflammatory. Glyde Chews, our next installment in our OA innovation strategy, are beef-flavored dog treats that facilitates treatment and enhance the customer experience. We believe Glyde Chews will significantly expand our OA offering by 2014.

Market

OA in animals is a large and growing global market. We estimate that the market for OA prescription drugs in the U.S. and the EU to be over $410 million in annual sales and the global market for alternative treatments to be at least another $500 million in sales. This large market is driven by increasing pet ownership and the fact that up to 90% of dogs will develop OA in their life time with approximately 20% of dogs suffering osteoarthritis at any one point in time. Additionally, a large percentage of sport horses develop some form of DJD and most will regularly receive joint treatments.

Currently Available Competitive Products

Treatments that utilize various naturally occurring substances are typically referred to as nutraceuticals and most commonly contain marine extracts such as glucosamine and chondroitin (also referred to as glycosaminoglycans, or GAGs). As with popular human supplements for OA, there are a wide array of products that typically do not require any regulatory approval and as a result do not always contain a dose of the active ingredient that is consistent with established therapeutic doses. As a result, many nutraceutical products may not be effective in achieving their stated product benefits. Similarly, fortified foods from pet food manufacturers are becoming increasingly popular. These specialty dog foods are purported to contain the same marine extracts and may also contain other claimed ingredients such as Omega 3 fatty acids. While the market is crowded with various products, there have been some products that are based on therapeutic doses of GAGs such as Cosequin® and Dasequin® marketed by Nutramax®.

Our Solution

Glyde is our daily nutraceutical for dogs that aids in the treatment of OA. It is provided to the dog once per day either by mixing it in with the dog’s food, when in powder form, or as a treat, when in chew form. Glyde contains a combination of three naturally occurring products, which include glucosamine, chondroitin and green-lipped mussel. Glucosamine works to improve the health of, and provide important building blocks for, healthy cartilage growth. It has been shown to stimulate the production of joint fluid and cartilage by up to 50%. Chondroitin, another direct building block for cartilage, inhibits cartilage degradation by approximately 59% and blocks the formation of micro blood clots in the small blood vessels that supply nutrients and oxygen to the bone and cartilage. Green-lipped mussel is the only naturally occurring source of ETA which has strong anti-inflammatory properties without the risk of gastrointestinal side effects. Glyde is the only nutraceutical product that contains both glucosamine and chondroitin as well as green-lipped mussel (containing ETA), in a validated, therapeutic dose.

Regulatory Strategy

In the U.S., the launch of Glyde as a dietary supplement is largely dependent on a compliant label, marketing claims and appropriate formulation and could be brought to market in 2015 if the necessary legal requirements are met.

Tergive®

Overview

In Australia we also market a NSAID, called Tergive. Tergive is an injectable NSAID that contains carprofen, the same active ingredient in the market leading product Rimadyl which is marketed by Zoetis. Tergive is an improved formulation of Rimadyl that is less viscous and as a result is easier to inject. It also is stable at room temperature and has a six-month in-use stability which means it is overall a desirable product for veterinarians to use in the clinic. Injectable NSAIDs are used as a short-term anti-inflammatory such as when the dog presents with a condition that requires fast acting pain reduction for example soft tissue injuries, OA and post-surgery. Typically the dog is given an initial NSAID injection at the clinic and then started on a course of oral NSAIDs for administration by the owner at home. Tergive is currently sold in Australia as part of our integrated OA product offering. We anticipate that we will seek a generic registration for Tergive in the U.S., to be marketed in conjunction with Zydax, once approved, and Glyde.

PROCEPT

Overview

We have been marketing our current reproductive hormone products, estroPLAN and GONAbreed, for more than ten years in over 14 countries. We were one of the first companies to gain approval for the use of a Prostaglandin (drug class of estroPLAN) with a GnRH (drug class of GONAbreed) for estrous synchronization to allow for FTAI in a breeding program commonly referred to as Ovsynch. While the active ingredients in both products are generic, the innovation for Ovsynch lies in the way the drugs are used in combination. Consistent with that innovation, we plan to file multiple applications for method of use patents for our PROCEPT breeding program which is intended to increase conception rates in AI programs by 10% to 15% as compared to the Ovsynch program.

Inadequate reproductive programs are widely reported as a significant  cause of economic loss on a dairy farm and yet current performance for typical breeding metrics such as “days open” and “rolling 21-day pregnancy rates” are well short of optimal levels. Multiple factors drive reproductive performance but two major activities are above all other factors; insemination rates and conception rates. Timed breeding programs such as Ovsynch and our PROCEPT program can largely overcome the challenges of detecting those cows that are ready to be bred (“in-heat”) and various new technologies such as electronic heat detection aids can also enhance insemination rates in combination with effective hormone-based programs.

Market

There are 9.2 million dairy cows in the U.S., and 40 million doses of GnRH and PG are sold annually for approximately $80 million. We estimate up to 100 million dairy cows globally are milked in industrialized dairy farms, including 20 million in Europe and six million in Australia and New Zealand.

Currently Available Programs

Current options available on the market that seek to increase conception rates above those that are achieved with Ovsynch programs typically require long complex breeding programs such as Presynch-Ovsynch (38 days duration vs. ten days for Ovsynch) or the use of intravaginal progesterone devices such as CIDR® which have known shortcomings including significant cow discomfort and cow-induced expulsion of the device.

Our Solution

PROCEPT is our next generation breeding program which we are developing in conjunction with Dr. Milo Wiltbank. PROCEPT is expected to increase absolute conception rates by 3% to 5% (from a relative increase of 10% to 15%) over and above traditional Ovsynch programs yet still maintain the short ten day duration of oysynch. Such an uplift in conception rates could dramatically improve profitability at a typical U.S. dairy herd by up to $4,200 per year for every 300 cows being milked. PROCEPT is a novel breeding program that uses our existing products estroPLAN and GONAbreed. It is closely related to the Ovsynch program that uses three injections of GnRH and PG in sequence over ten days. We expect to launch the PROCEPT breeding program in mid-2014.

Development Path

Because PROCEPT is a breeding program that utilizes our currently available products (estroPLAN and GONAbreed) under their approved labels there is not expected to be any regulatory approvals necessary.

Manufacturing Facility and Laboratories

In 2012, we completed the construction and commissioning of a new 33,000 square foot manufacturing facility in Alexandria, a suburb of Sydney, Australia. We have the capability to manufacture aseptically filled and terminally sterilized injectable drugs in vial sizes ranging from 10mL to 200mL on an automated filling line that can produce up to 20,000 vials per day. We also have an auxiliary filling suite which we use to for semi-automated and hand-filled products such as low volume R&D and pilot batches. This flexibility gives us a self-sufficient ability to manufacture a wide variety of products including highly potent drug products at both development and commercial scale. As the facility has been inspected by the FDA, we can manufacture products for the veterinary and human market. We currently have approximately 75% spare capacity in this facility which we expect to fill with our own product demand as our pipeline comes to market and additionally through contract manufacturing opportunities. While our predominant focus in on parenteral drugs, we also have capability to produce oral products such as pastes, powders, and in the near future, medicated chews and treats. Our facility operates with a highly efficient operating set-up that means we can often achieve higher margins than our competitors who rely on third-parties or operate more expensive facilities. We can also further increase our manufacturing capacity through shift expansion and modest investments in larger vessels that enable larger batch sizes.

We also expect to complete the commissioning of our new microbiology testing laboratories in 2015, which will give us full environmental and product testing capabilities necessary for GMP manufacture. Our Sydney facility also has a chemistry laboratory and R&D laboratories where we maintain equipment used in quality control and product development, such as formulation chemistry. We believe our manufacturing facility and laboratories are valuable assets within our integrated pharmaceutical value chain.

We have strong partnerships with several API manufacturers who provide us with the drugs which we use in production in our own facility. We partner with Piramal, based in the UK, Bachem and Lonza, based in Switzerland, and several other companies based in Australia and New Zealand. We also procure our product components such as vials from leading multi-national companies including Saint Gobain and West Pharma.

Pet Therapeutics and Production Animal Markets

Overview - Companion Animals

The companion animal market is typically characterized by products for dogs, cats and horses. Pet ownership and per capita spending on pets is increasing globally as pet owners desire to foster a strong, long-lasting, human-animal bond.

Key factors contributing to the growth of companion animal products include:

●	Increasing pet ownership;

●	Growing disposable incomes, particularly in emerging markets;

●	Increasing medical needs of companion animals as they live longer and begin to experience many of the medical conditions seen in older humans; and

●	Growing emphasis on development of new medical therapies specifically for pets.

The American Pet Products Association, or APPA, reports U.S. consumers spent an estimated $53 billion on their pets in 2012, up 38% over 2006. The U.S. is the single largest pet market and currently 68% of U.S. households own a pet.

Pet owners treat their pets as members of the family, and strive to provide quality care to extend their life and maintain the human-animal bond. We believe the demand for quality of care and effective products to meet medical needs of pets will continue to grow.

Although the market for pet therapeutics is growing, there are a limited number of products licensed by the FDA for use in pets. For example, in 2012, 39 new human drugs were approved by FDA, while only 11 new animal drugs were approved by the FDA, six of which are for use in cats or dogs. In Europe, the EMA approved 52 new drugs for humans in 2012, and only three drugs for animals. Many of the currently-licensed products are parasiticides. As a result, veterinarians often resort to using off-label human drugs to address medical needs in pets. However, due to the biological differences between humans and other species, drugs which are safe and effective in humans can be harmful or not effective when used in other species. Advancements in human medicine have created new therapies for addressing chronic disease associated with aging including OA, cancer, diabetes and cardiovascular disease. Pets often suffer from these same diseases as they age. We believe pharmaceuticals specifically designed for pets can improve their quality and length of life and assist veterinarians in achieving improved medical outcomes for patients. This can lead to increased owner compliance when giving medications to pets as the products are in more palatable dosage forms. In addition, we believe pet owners are becoming better informed about the signs of disease in pets and as more safe and effective treatments become available, they will be more likely to have their pet diagnosed and treated.

Overview - Production Animals

The production animal health industry is primarily focused on providing vaccines and pharmaceuticals. The industry is growing in response to increasing demands for food from a growing global population. As standard of living improves, people’s appetite for animal protein grows. Therefore, it is important to consumers and livestock producers that our food supply is safe and nutritious, and that livestock herds are kept free from disease by using proper husbandry, appropriate medicines, and vaccines. As a result, livestock owners are always looking for ways to improve production efficiency through the use of new, innovative, animal health products.

The Dairy Market

In 2012, the U.S. dairy market consisted of 9.2 million cows managed on approximately 58,000 dairy farms. The market is consolidated, with 63% of milk being produced on just 6% of farms, or 3,300, with greater than 500 cows per farm. Milk production is growing annually as milk production per cow continues to increase. U.S. milk production topped more than 200 billion pounds for the first time in 2013. Export demand for U.S. dairy products is currently robust and dairy farms are expecting improved profit margins in 2014, allowing them to improve their equity position while funding additional incremental management strategies to improve farm efficiency. We expect the number of dairy cows to remain stable as milk production per cow increases; however, there will continue to be fewer dairy farms.

The growing demand for milk and milk products creates increasing need for effective cattle pharmaceuticals and vaccines. This need is driven by several factors:

●	Global human population growth and improving living standards, especially in developing countries;

●	Increasing demand for quality animal protein including milk and meat;

●
Natural resource constraints including the scarcity of suitable farm land and fresh water for animal consumption and irrigation of crops resulting in the need for more efficiency to maximize available resources; and

●	More focus on food safety and security.

Since the 1960s, per capita consumption of milk and milk products in many markets has nearly doubled, and meat consumption has more than tripled according to the Food and Agricultural Organization of the United Nations. However, China and other emerging markets, currently have a much lower per capita consumption than developed markets. As a result, the rising demand for milk and meat must be met with increasing efficiency using less production resources.

Animal health products have contributed substantially to the efficiency of animal production since the 1940s resulting in improvements in feed efficiency, production yields and reduced disease pressure in animals. We believe needed improvements in production efficiency will continue to be closely tied to effective animal health products such as reproductive hormones to improve pregnancy rates, and effective medicines to control infection. We believe animal health products will continue to be important tools for dairy producers to meet their productivity enhancement needs.

Product Development Process

The process of developing and commercializing pharmaceuticals for pets is similar to human drug development and commercialization. Products must be proven safe and effective in clinical trials approved by regulators. The process depends on new product proof-of-concept, formulation, research, and development. When marketed, companies must adhere to approved label claims regarding impacts on health. However, there are differences between human drug development and animal drug development. Regulatory agencies require prior to approval that a product intended for pets is:

●	Proven safe for the intended use in the target animal species;

●	Proven efficacious for the intended use in the target animal species;

●	Produced under a defined manufacturing process ensuring the product can be made consistently and in a high-quality manner;

●	Proven to be safe for humans handling the product; and

●	Proven to be safe for the environment.

The pathway for development of pet pharmaceuticals is generally faster and less expensive than human drug development since fewer clinical studies are required with fewer patients and the trials are conducted directly in the target animal species. As a result, there is no need to bridge from pre-clinical investigations in one species to the final target species so decisions regarding safety and efficacy can be made more quickly and the likelihood of success can be established sooner. In the U.S., the FDA encourages drug sponsors to interact with the agency early in the development process and through the approval process.

Role of Veterinarians

Veterinarians play an active role in diagnosis and treatment of animal medical needs, and are involved in generating revenue by prescribing and selling animal pharmaceuticals to animal owners. Unlike in human medicine, veterinarians perform the dual role of doctor and pharmacist as animal owners typically purchase pharmaceuticals directly from veterinarians. As a result, product sales are a direct and important contributor to clinic revenue. The frequency of veterinary office visits has declined somewhat as vaccination intervals have increased to tri-annual versus annual, and as dispensing of medications has become more common through mail-order catalogs, big-box retailers and online retailers. This is creating a need for veterinarians to continually seek new ways to support clinic revenue by providing differentiated services and products.

According to DVM Newsmagazine’s state of the Profession Report in 2012, pharmaceutical sales comprised about 9% of companion animal veterinarian clinic revenue. We believe this revenue can and will increase as new, novel pharmaceuticals become available specifically designed for animals.

Partnerships with Veterinarians

Veterinarians are typically open to engaging with manufacturer sales representatives. As compared to a sales detail in human pharmaceutical sales of less than two to three minutes, veterinarians and their staff may engage with animal health sales reps for 15 to 20 minutes or longer, and frequently participate in learning events to gain a deeper understanding of patient care options. Sales representatives are able to focus on partnering with customers to educate and support disease awareness and treatment options. As a result, relationships and consulting visits are usually more meaningful and interactive than in human. Access to veterinary clinics is normally open and key decision makers within the clinic are willing to meet with sales representatives in person.

Brand Loyalty to Animal Health Products

Animal health products generally experience strong brand loyalty. Although generic products do exist in some categories, sales of pioneer brands remain strong as companies continue to support the brands with educational platforms to veterinarians and livestock producers. In addition, since the products are self-pay, the animal owners, rather than third-party payer insurance companies or governmental agencies, determine product usage. We believe these dynamics create less downward pricing pressure than in human health when the exclusivity period expires. In addition, the relative smaller size of the animal health generic market versus the human generic market has made it less attractive for large, global, generic competitors.

Animal owners are concerned about safety and efficacy of products for their pets and livestock, which adds to brand loyalty for branded animal health products from reputable companies. We believe this brand loyalty can be maintained even after the loss of marketing or patent exclusivity.

Our Customers

Our customer is ultimately the animal owner, whether the animal is a family pet or a production animal. We have also developed a strong capability to create collaborative business relationships with veterinary practices. This enables us to offer a financially attractive proposition to all stakeholders in the animal health value chain- us, the veterinary practice, and the animal owner. We believe this sets us apart from some of our multi-national competitors, some of which have diminished the role of the veterinarian to focus on promoting their products and offering incentives directly to animal owners.

We sell our products in the U.S. through major distributors with a particular focus on MWI and Animal Health International. We tend to focus on partnering with larger veterinary clinics, typically those which employ three or more veterinarians. Veterinarians typically purchase our products from distributors and sell to animal owners.

Our Competition

We compete against an array of animal health companies, from large multi-nationals to smaller single-product entities, in the regulated pharmaceutical market as well as alternative medicine and therapy markets. It is our view that certain livestock sectors are extremely competitive, and we tend not to focus on them. In particular, we believe that where the animal itself is the commodity, such as in poultry, swine and beef feedlots, there is a predominance of cost minimization. As a result, we prefer to focus on markets such as dairy or beef cow-calf ranches, where the animal itself produces the commodity and therefore provides an opportunity for maximizing animal health. We have never operated in the vaccine market, which we see as crowded, and a difficult market for our value proposition. We focus on enhancing the performance or quality of life for the animal, and therapeutics are better suited to our model.

Our primary competitors currently include Zoetis, Merck, Merial and Bayer in dairy, and Zoetis, Merck, Merial, Novartis, Boehringer Ingelheim GmbH and Ceva in companion animal. In the future, we may compete against other companies such as Vetoquinol, Virbac and Dechra which are larger European companies, and other emerging growth companies such as Aratana, Kindred Biosciences and NexVet.

The level of competition from generic products varies from market to market. For example, the number of smaller, local generic manufacturers is higher in Europe and certain emerging markets than in the U.S. Generic competition is certainly present in many markets and may increase in the U.S., notwithstanding the stringent standards of the FDA. We believe that our strong heritage in competing against generic offerings in many markets has enabled us to hone a strong value proposition that is not always reliant on patent protection. We also believe that because the animal health market is ostensibly a consumer market, unlike human health, marketing and branding strategies can be very effective tools for competing against generic products.

Our Intellectual Property

Our technology, brands and other intellectual property are important elements of our business. We rely on patent, trademark, copyright and trade secret laws, as well as regulatory exclusivity periods and non-disclosure agreements to protect our intellectual property rights. Our policy is to vigorously protect, enforce and defend our rights to our intellectual property, as appropriate.

Our product portfolio already enjoys the protection of patents, typically with approximately 15 years or more remaining. We see an increasing array of patent protections as crucial to our growth and development. Additionally, we utilize other mechanisms of protection, including trade secret in manufacturing methods and formulations. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees, consultants, advisors and partners to enter into confidentiality agreements and other arrangements upon the commencement of their employment or engagement.

The chart below highlights our material patents and product groups, the major jurisdictions, and relevant expiration periods. Additional patents have been filed to extend the patent life on some of these products, but there can be no assurance that these will issue as filed.

Product Group	Description/Indications	Patent Term	Patent Expiration	Patent Type	Major Jurisdictions
Zydax	Low molecular weight sulfated xylans/osteoarthritis in dogs and horses	20 years	October 8, 2028*	Standard and Innovation (AU only)	Australia, New Zealand, Hong Kong, Europe, U.S.**
GONADOPRO	Fertility in cattle	20 years	December 1, 2026	Standard	New Zealand
PAR121	Orthopedics in dogs, cats and horses	20 years	December 10, 2030	Standard	Australia, Brazil, China, Europe, Singapore, U.S., India
PAR122	Dermatology in dogs	20 years	May 4, 2030	Standard	Australia, Brazil, Canada, China, Europe, Japan, Korea, Singapore, U.S., India
*	Two Australian innovation patents expire on August 4, 2016.

**	Patent application pending in the U.S.

Regulatory Processes

To obtain regulatory approval for marketing of our veterinary pharmaceutical products, we have to demonstrate the quality, safety and effectiveness of the product. For products that will be used in food producing animals, human food safety of produce from treated animals must additionally be demonstrated. Environmental safety and safety to the human user of the product may also be necessary.

To demonstrate product quality, all products must be manufactured according to Good Manufacturing Practice, or GMP. GMP covers all aspects of manufacturing, including the facility and equipment in which the product is manufactured, the quality systems in operation, controls and testing of raw materials, packaging materials, the manufacturing processes, testing methods and the stability profile. The GMP requirements for injectable products are particularly stringent, given that all products must be sterile to avoid the possibility of introducing infection when treating patients with the product. Both active ingredients and finished products must be manufactured under GMP, and part of the approval process for any drug application is inspection and approval of the specified manufacturing facilities for both the API and the finished products by the regulatory authorities. Our manufacturing facility, located in Sydney, Australia, has been inspected by the FDA.

To demonstrate safety, for new chemical entities, a comprehensive battery of in vitro (laboratory, non-animal tests, for example cell line tests) and in-vivo (in animal) test are necessary, and this data also contributes to the determination of acceptable minimal levels of the drug that may be identified in products that will enter the human food chain, as well as environmental safety and human user safety.

For demonstration of safety in the intended target species, pivotal well controlled studies are necessary in that species to demonstrate the effects of long term use of the product in the animal at both the recommended dose rate and at multiples of that dose rate. For products where a recommended treatment course may be prolonged, as may be required in chronic disease conditions such as OA, such studies must be conducted for a minimum six month period. Additional safety studies such as concurrent use with other products may be required if such use is likely to be common standard of care in practice.

To demonstrate effectiveness of the product, in vitro or in vivo mode of action studies may be necessary. In the intended target species, dose determination studies may also be required, followed by pivotal effectiveness studies in typically 200 or more client-owned animals conducted with veterinarians in several practices. For production animals, such studies must cover a range of geographic and management conditions such as would be expected to be typical of the industry as a whole. In addition, a much larger number of animals is generally required. For production animals particularly, local regulators generally require that studies are conducted within the relevant country, meaning that typically several such studies must be conducted. Even for companion animals, the FDA in particular generally requires that the majority of the study is conducted in the U.S.

For production animals, it is necessary to conduct pivotal human food safety studies to demonstrate potential drug concentrations in products that many enter the human food chain. This requires dosing at the maximum dose rates for the longest proposed course of treatment, followed by laboratory analysis of animal tissues. This analysis is intended to demonstrate any drug residue and to provide for a drug withdrawal period, which is the period of time required between the final treatment and potential collection of produce or slaughter for human consumption.

Data regarding the manufacture of the product and the product chemistry and stability is included in the CMC section.

As the data for each section is generated, it is formatted into a dossier that is specific to each jurisdiction. Based on the information from all the different technical sections, we develop the proposed product label which is also submitted to the regulators in the dossier.

Following approval, sponsors of veterinary pharmaceuticals must comply with post-approval compliance requirements, including monitoring products, submitting any reports of adverse events or product defects, submitting annual updates to the product dossier, and periodic manufacturing facility inspections.

U.S. Regulatory Process

The CVM is the division of the FDA responsible for regulation of veterinary pharmaceutical (non-immunological) products.

The FDA’s data requirements and processes for approval of pharmaceuticals intended for use in animals are largely the same as those required for pharmaceuticals intended for human use. The CVM ensures that animal drugs are safe and effective, and are manufactured according to GMP requirements.

Each new drug application submitted to the CVM consists of up to five major technical sections (safety, efficacy, CMCs, human food safety, environmental safety), and additional sections (labeling, freedom of information summary and all other information), depending whether the application is for a production animal product or a companion animal product. Applications are either NADAs or Abbreviated New Animal Drug Applications, or ANADA, or Conditional New Animal Drug Applications. NADAs are used for drug products with, for example, new compositions, uses or dosage forms. ANADAs are used to show that a proposed drug product is identical, across a number of factors, to an existing, legally marked drug.

The CVM encourages sponsors to schedule prior submission conferences to review development programs and to discuss aspects of individual technical sections. Although not mandated, they will review with pivotal study protocols. With protocol concurrence, the FDA effectively agrees that the study’s design will meet their requirements if the study is conducted with, and data is analyzed in line with, the concurred protocol.

The FDA is required to approve or not approve a complete NADA within 180 days or such longer period as the sponsor and the FDA may agree upon. This means that if all sections of the NADA are simultaneously submitted it could take 180 days for the entire NADA to be reviewed. However the FDA encourages phased submissions of each technical section of the NADA. Typically the FDA applies the same 180 day review period for individual major sections (such as efficacy, safety, and CMCs) and upon the final section of the NADA being deemed complete, an Administrative NADA process is undertaken which technically may take 180 days but the FDA has stipulated they expect it to take 60 days. At the end of the 180 day review for each major section of the NADA, the FDA will typically have two options; deem the section complete or deem it incomplete. If it is incomplete, we will need to rectify the deficiencies and re-submit for a further review of 180 days as stated above.

Historically, the FDA has used a third option after the 180 day review period. Rather than deeming the section incomplete, they may request an end-review amendment, or ERA. This process requires the Company to submit additional information or clarifications within 30 days, and then the FDA takes a further 135 days to complete the review. This means that under an ERA, a review could take as long as 345 days. There is a proposal by the FDA, which may or may not come into effect, which would change the ERA process to a similar process called a “Reactivation” that may allow a company to rectify non-substantial deficiencies and re-submit the section within 120 days and in which case the subsequent review would take 135 days (instead of 180 days).

In addition to the CFRs, the FDA sets performance goals covering all of the various types of submissions, of which there are many. For major sections of an NADA, the performance goals are set to respond to 90% or more of submissions within the 180 day goal and for Administrative NADAs (the final process before approval) within 60 days. Performance goals for review timeframes are not guaranteed, and furthermore, these timeframes do not include the time taken for us to actually “complete” the application. Therefore, we cannot accurately predict when or whether final approval may actually occur.

Generic drugs are reviewed within timelines established under the Animal Generic Drug User Fee Act. The performance goal for the review period for an ANADA is 270 days. The performance goal for the review of a completed, administrative ANADA (used for a phased review process) is 60 days, but again it is not possible to predict whether performance goals will be met or when or whether final approval of a drug product may actually occur.

The FDA provides a period of three years of marketing exclusivity for a new use of an animal drug that requires reports of new clinical or filed investigations for its approval. During this time period, no ANADA for a generic copy may be approved for the new use. There is also a five year marketing exclusivity period for an animal drug no active ingredient of which has been previously approved in any NADA, during which no generic application may be submitted for that drug. However, an ANADA for that product may be submitted after four years if the generic applicant claims non infringement of a listed patent for the approved product or its use. Where an ANADA applicant alleges non infringement or invalidity of a listed patent, and the patent holder or NADA holder sues within 45 days of receipt of notice of non-infringement or invalidity, there is an automatic stay of approval for 30 months or until a court finds that the patent has not been infringed upon or is invalid, whichever is earlier. In the case of an ANADA that is filed after four years of approval of an NADA for a drug subject to five-year exclusivity, the 30-month period is extended until seven and a half years after approval of the NADA.

In all cases, a drug manufacturing facility may not commence initial production of a drug, or continue production of a drug, without evidence acceptable to the FDA that the facility has been inspected and is suitable for conducting manufacturing operations for the products to be manufactured.

EU Regulatory Process

The EU is regulated by both central bodies such as the EMA, and national bodies, such as the U.K. Veterinary Medicines Directorate. The EMA section responsible for review of veterinary products is the Committee for Veterinary Medicinal Products.

There are four approval processes that can be followed to obtain Marketing Authorizations within the EU:

●
The Centralized Procedure, which is run by EMA, is obligatory for high technology products and growth promotants. It is optional for other innovative products, provided such products are considered to fall within the EMA remit. At the completion of the centralized process, the Marketing Authorization approval is valid for all EU and European Economic Area-European Free Trade Association states.

●
The Mutual Recognition Procedure is run by the national regulatory bodies, where a product already has an approval within one or more countries within the EU. The country in which the product is approved is selected as Reference Member State, which completes the primary review and makes recommendations to other selected countries acting as Concerned Member States.

●
The Decentralized Procedure is similar to the Mutual Recognition Procedure for products that have not previously been approved within the EU. The review process is run in parallel by national regulatory bodies with one country selected as a Reference Member State and other countries acting as Concerned Member States, under a Mutual Recognition process.

●	The National Procedure is used for products for which approval in a single EU country only is being sought.

In contrast to the FDA, EMA and the national authorities do not concur with pivotal study protocols. Scientific advice can be requested but must be paid for; the EMA is obligated to accept the conclusions of a study conducted following such scientific advice.

The centralized and decentralized procedures have very structured processes and associated time frames, with regulator review time taking 210 days. At specified points in the process, the regulator may submit questions to the applicant, which stops the clock pending return of responses. At the successful completion of the processes, each country must formally register the product, which generally takes an additional 30 days.

In contrast to most of the world, within the EU, the horse is considered a food producing species, therefore human food safety packages are necessary for products intended for use in horses. However, recently a horse passport program has been implemented which records all drug administration to a horse and also deems the horse to be not fit for human consumption. This has allowed the approval of drugs in horses with a contraindication for use in horses destined for human consumption.

Residues packages for new drug products for use in food producing animals are assessed by EMA separately to the application for Marketing Authorization, and are typically submitted six months in advance of any associated application.

A generic equivalent product may not be placed on the market in the EU until ten years have lapsed from the initial authorization of the pioneer product.

Australia and New Zealand Regulatory Processes

Approval of veterinary chemical products in Australia is controlled by the Australian Pesticides and Veterinary Medicines Agency, and in New Zealand by the Agricultural Compounds and Veterinary Medicines group. In New Zealand, applications to the EPA are additionally required. Data requirements generally mirror those outlined above, although there are some unique local requirements. Given that both countries have very large export markets for agricultural produce, international trade considerations must be considered in applications for products for food producing animals. When global data packages are generated to primarily meet FDA and EU requirements, international trade considerations generally do not require additional data.

Rest of World Regulatory Processes

Most countries have their own regulatory agencies for veterinary products. Some countries essentially recognize approvals by other stringent regulatory authorities and have reduced data requirements (for example many countries in the Middle East). Some follow FDA or EU requirements. Some countries require additional local studies, particularly of products are for use in production animals where management systems may vary. Non-English speaking countries usually require submissions to be submitted in their native language; accordingly, it may be necessary to work with local agents or partner countries to translate and submit dossiers and to manage the regulatory process.

Environmental, Health, and Safety

We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. These laws and regulations govern matters such as:

●	the emission and discharge of hazardous materials into the ground, air or water;

●
the generation, use, storage, handling, treatment, packaging, transportation, exposure to, and disposal of hazardous and biological materials, including record keeping, reporting and registration requirements; and

●	the health and safety of our employees.

Due to our operations, these laws and regulations also require us to obtain, and comply with, permits, registrations or other authorizations issued by governmental authorities. These authorities can modify or revoke our permits, registrations or other authorizations and can enforce compliance through fines and injunctions.

Certain environmental laws, impose joint and several liability, without regard to fault, for cleanup costs on persons who have disposed of or released hazardous substances into the environment. In addition to clean-up actions brought by federal, state, local and foreign governmental entities, private parties could raise personal injury or other claims against us due to the presence of, or exposure to, hazardous materials on, from or otherwise relating to such a property. We have made, and intend to continue to make, necessary expenditures for compliance with applicable environmental, health and safety laws and regulations.

4.C.           Organization Structure

The following diagram summarizes the corporate structure of our consolidated group of companies as of June 30, 2014:

Parnell Pharmaceuticals Holdings Ltd
Australia
100%
Parnell Technologies Pty Ltd
Australia
Parnell Pharmaceuticals Pty Ltd
Australia
Parnell Laboratories (Aust) Pty Ltd
Australia
Parnell, Inc.
United States
100%
100%
100%
100%
Parnell Technologies NZ Pty Ltd
New Zealand
Parnell Technologies (UK) Limited
United Kingdom
Australian Pharma Services Pty Ltd
Australia
Parnell Manufacturing Pty Ltd
Australia
Parnell Corporate Services Pty Ltd
Australia
Parnell Australia Pty Ltd
Australia
Parnell North America Pty Ltd
Australia
Parnell Europe Pty Ltd
Australia
Parnell NZ Co Limited
New Zealand
Parnell Group Pty Ltd
Australia
Parnell Corporate Services U.S., Inc.
United States
Parnell U.S. 1, Inc.
United States
100%
Veterinary Investigative Services, Inc.
United States

Refer to additional information in Note 25 – Interest in Subsidiaries, in the Notes to the Consolidated Financial Statements.

4.D.           Property, Plants and Equipment

Refer to additional information in Note 25 - Interests in Subsidiaries of the consolidated financial statements.

Our registered headquarters are located in Alexandria, a suburb of Sydney, Australia. We entered into a lease for 11,550 square feet of office space and 20,161 square feet of manufacturing space. The lessor, Helion Properties Pty Ltd, is controlled by Alan R. Bell, our Chairman. The initial ten-year term of the lease began on January 1, 2011. We have an option to renew the lease for up to two terms of five years each by providing notice in writing between three and 12 months prior to the expiration of the initial term of the lease. This location serves as our manufacturing facility, and also has offices for manufacturing personnel and our global finance team.

Our R&D, clinical science, regulatory, sales, marketing, digital technologies, US finance, human resources and administration functions are located in our 3,800 square feet office in Overland Park, a suburb of Kansas City, Kansas. We lease this property under a five year lease which commenced in March 2013 and provides an option to terminate in order to acquire a larger space to accommodate our growth requirements. We also have third party providers who operate warehouse space on our behalf in Kansas City, Missouri and in Auckland, New Zealand.

Subsequent to our fiscal year-end the Group notified the lessor of our intent to terminate the lease of 3,800 square feet of space in Overland Park, KS.  On September 12, 2014, the Group entered into an agreement to lease 14,810 square feet of office space in Overland Park, KS.  The Group will lease this property under a ten-year lease which will commence in November 2014 upon the completion build out.  The lease provides for an option to renew as well as a right of first refusal over additional space on the same level of our building allowing for future expansion.  The landlord provided a building fit out to the value of USD$35 per square foot, as well as a rent abatement for the first six months of the lease term.  In addition to the tenant incentives, the Group was also provided with an expansion grant by the Department of Commerce in the State of Kansas in light of the expansion of our US Headquarters to accommodate up to 32 new positions to support our future growth.  This incentive provides for a cash grant of USD$400,000 with USD$300,000 upon signing the lease on the new premises and USD$100,000 in twelve months.  There are approximately $100,000 in ancillary program incentives and USD$200,000 in tax incentives for a total program incentive of USD$700,000.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.           Operating Results

Operating results

Our revenues, costs and expenses are reported for the fiscal year ended June 30 of each year.

Revenues

Our revenues are currently derived from our two major product portfolios that are used to increase reproductive efficiencies in cattle and treat OA in dogs and horses. Generally, our products are sold to distributors or veterinarians, by our sales team which includes sales representatives and technical specialists who augment our sales efforts by utilizing our proprietary and innovative software platforms, iKAM and mySYNCH, to drive profitability for veterinary clinics and ensure animal owners gain the maximum advantage from our animal health solutions.

Costs and expenses

Costs of sales - Total

We have made a substantial investment over the last five years in building and constructing a modern, FDA-inspected sterile manufacturing facility. We estimate that our total costs attributable to running our manufacturing facility is approximately $5.0 million annually. This represents personnel costs of the production and quality teams, utilities costs, internal and external quality testing, manufacturing consumables and rent. It does not include the variable costs of the products such as the product ingredients and packaging.

Because we are focused on operating a cost efficient facility, management uses a activity based cost basis to determine the specific cost of manufacturing an individual product. This method allows us to attribute the exact cost of each manufacturing process for a product as well as the exact costs of the product ingredients and packaging.

We use this costing methodology to identify the direct costs of the products we sell which we call Cost of Sales - Products. Due to our new facility having approximately 75% available capacity, we do not attribute the full overhead costs of operating the facility to our products that we sell. The remainder of unutilized factory capacity is therefore separately identified as Cost of Sales - Facility.

This separation allows our management to have a clear understanding of what the cost of the products are as compared to the cost of not yet utilizing the full capacity of the facility and similarly what the opportunity is to fill this capacity with either contract manufacturing opportunities and/or developing our own pipeline product candidates.

Specifically, Cost of sales – Products and Cost of sales – Facility are comprised of:

Costs of sales – Products consist primarily of cost of materials, facilities and other infrastructure and resources used to manufacture our products based on a standard cost methodology that uses attribution of direct costs plus the actual absorption of fixed and overhead manufacturing costs to each unit of product produced. All remaining fixed costs of operating the manufacturing facility that are not absorbed by actual production are reported in Cost of sales – Facility, as explained below.

Costs of sales – Facility consist of, among other things the fixed and semi-variable expenses, infrastructure and resources required to run our FDA-inspected manufacturing facility less any allocation of these costs based on a standard costing methodology. These net costs represent the costs associated with running the manufacturing facility whilst the facility is not fully utilized. As our sales and associated cost of sales increases the utilization of the facility will be increased and Costs of sales - Facility will be reduced. In addition, with 75% available capacity in this facility we expect to augment this fully operational infrastructure by exploring contract manufacturing opportunities into the future.

Selling and Marketing expenses consist of, among other things, the internal and external direct costs of the sales and marketing, functions including headcount costs for the sales force and marketing team as well as the costs of promotion, advertising and marketing programs.

Regulatory and R&D expenses consist of the costs of maintaining regulatory approvals across all jurisdictions for our approved products. Most of these expenses are associated with the annual government imposed charges to renew registrations as well as the headcount costs of the regulatory affairs team.  Also included are direct Research and Development costs for which the capitalization criteria have not been met.

Administration expenses consist of, among other things the costs associated with running and maintaining the financial systems and processes, information technology, or IT, systems and infrastructure, as well as the headcount costs of the finance, human resources, executive functions and costs of maintaining our corporate offices.

Finance costs consist primarily of interest and borrowing costs associated with the indebtedness as represented in our consolidated balance sheet.

Net foreign exchange (losses)/gains on borrowings includes conversion costs resulting from movement in foreign currency exchange rates associated with our foreign currency denominated debt facilities.

Other income/(expense) consists of various items which typically include income from the sale of fixed assets and/or marketing authorizations of products, government grants and tax incentives, and unrealized foreign exchange gains.

Our Segments

The animal pharmaceutical industry is characterized by meaningful differences in customer needs across different animal species. In addition, our FDA-inspected sterile manufacturing facility has different operational characteristics. As a result of these differences, among other things, we manage our operations through four separate reportable segments.

Companion Animal. This segment covers our OA portfolios across both canine and equine species. It is currently responsible for the sales of our osteoarthritis suite of products Zydax, Glyde and Tergive in Australia, New Zealand, the Middle East and Asia and in the future in the U.S. and EU if regulatory approvals are obtained.

Production Animal - U.S. This segment covers our reproductive hormone portfolio across production animals. It is currently responsible for the sales of our reproductive hormone products estroPLAN and GONAbreed in the US.

Production Animal - Rest of World. This segment covers our reproductive hormone portfolio in production animal across all regions outside of the U.S. It is responsible for the sales of these reproductive hormone products in Australia, New Zealand, the Middle East, Asia and Canada.

Manufacturing Operations. This segment is responsible for the operation of our FDA-inspected sterile manufacturing facility and the manufacture and release of all of our pharmaceutical products. The manufacturing operations are also responsible for increasing factory utilization through exploration of future contract manufacturing opportunities.

New accounting standards

For discussion of the impact and adoption of accounting standards, see Notes to Consolidated Annual Financial Statements - Note 2 (aa). New Accounting Standards and Interpretations.

Significant accounting policies and application of critical accounting estimates

In presenting our financial statements in conformity with IFRS, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

We believe that the following accounting policies are critical to an understanding of our consolidated financial statements as they require the application of the most difficult, subjective and complex judgments and, therefore, could have the greatest impact on our financial statements: (i) revenue recognition; (ii) fair value of warrants; (iii) capitalization of intangible assets; (iv) impairment reviews - long-lived assets, including intangible assets; and (v) income taxes.

For more information regarding our significant accounting policies, estimates and assumptions, see Notes to Consolidated Annual Financial Statements - Note 2. Significant Accounting Policies.

Revenue Recognition
Revenue is recognized when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the entity and specific criteria relating to the type of revenue as noted below, have been satisfied. Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates.

●
Sale of goods: recognized on transfer of goods to the customer, as this is deemed to be the point in time when risks and rewards are transferred and there is no longer any ownership or effective control over the goods.

●
Grant revenue: Government grants, including Australian Research and Development incentives, are recognized at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognized as income over the periods necessary to match the grant to the costs they are compensating.

●	Interest revenue: Interest is recognized using the effective interest method.

●
Divestment of product income: Divestment of product income is recognized at the point in when the marketing authorization and the rights to sell the divested product were transferred to the acquirer for consideration received.

Fair Value of Warrants

We recognized warrants that were issued in relation to the loan facility from Partners for Growth III, LP, or PFG, and 2013 Parnell Bonds. At June 30, 2013, we had recorded liabilities totaling $2.9 million (2012: $1.8 million) which we estimated to be the fair value of the warrants to be settled with the third parties.

In January 2014, subsequent to the refinancing of the PFG credit facility with SWK Funding LLC, we purchased the warrant granted to PFG for consideration of USD$2.0 million in cash.

In May 2014, at the election of the 2013 Parnell bondholders, all of the attached warrants issued with the 2013 Parnell bonds, between February to September 2013, were converted to 140,075 ordinary shares of the Company.

Subsequent to this conversion no further warrant obligations exist within the Company.

Capitalization of Intangible Assets

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products) are recognized as intangible assets when all of the below criteria exist:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits can be demonstrated;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The Group considers the criteria met for recognizing an intangible asset, usually when a regulatory filing has been made in a major market and approval is considered probable.

The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, which is estimated at 10 years.

Impairment review of long-lived assets

We test on an annual basis whether Property, Plant & Equipment and Intangible Assets have suffered any impairment, in accordance with the accounting policy stated in the Consolidated Annual Financial Statements - Note 2(n). The recoverable amounts of these assets have been determined based on value in use calculations.

Income taxes

At June 30, 2014, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management does not believe it is probable that the Group will realize the benefits of the deferred tax assets in relation to tax losses and has not recognized such benefits.

Analysis of the consolidated statements of operations

The following discussion and analysis of our consolidated statements of operations should be read along with our consolidated financial statements and the notes thereto, which reflect the results of operations of the business for the periods presented.

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Revenues	7,543	(21%)	9,538	52%	6,291
Cost of sales - Product	1,641	(10%)	1,832	22%	1,504
Cost of sales - Facility	4,776	25%	3,809	35%	2,818
Cost of Sales - Total	6,418	14%	5,642	31%	4,322
Gross Margin	1,125	(71%)	3,896	98%	1,969
Selling and marketing expenses	5,475	64%	3,341	61%	2,070
Regulatory and R&D expenses	586	322%	139	(44%)	247
Administration expenses	2,667	40%	1,904	(25%)	2,537
Transaction related costs*	352	100%	-	n/a	-
Finance costs	7,262	156%	2,840	43%	1,990
Net foreign exchange losses on borrowings	1,384	(32%)	2,027	162%	774
Other income/(expense)	2,248	2%	2,203	(65%)	6,319
Income/(loss) before income tax (expense)/benefit	(14,353)	(246%)	(4,151)	(720%)	670
Income tax (expense)/benefit	(2,980)	(543%)	673	(212%)	(603)
(Loss)/income for the period	(17,733)	(398%)	(3,478)	(5,265%)	67
Other comprehensive income/(loss) for the period, net of tax	(517)	1,513%	(32)	(126%)	126
Total comprehensive income/(loss) for the period	(17,851)	(413%)	(3,510)	(1,920%)	193
Certain amounts may reflect rounding adjustments.

* Transaction related costs have been included in administration costs in the consolidated statement of income/(loss) and comprehensive Income/(loss) in the Financial Statements.

Revenues

Revenues - Overview

Fiscal Year 2014 vs. Fiscal Year 2013

Total revenues declined $2.0 million, or 21%, in fiscal year (FY) 2014 compared to FY2013 primarily due to the timing of the launch of our reproductive hormones in the US in FY2013 and the resultant inventory build with distributors prior to June 30, 2013.  Distributors purchased $3.7 million of estroPLAN and GONAbreed in the 4 months following launch (Feb 2013 – Jun 2013) in order to build-up inventory levels in the distribution channel.  This initial inventory build by distributors carried over into FY2014 resulting in lower ex-Parnell sales (sales from Parnell to distributors) in FY2014 compared to FY2013.  However, our in-market sales (sales from distributors to veterinarians and dairy producers) have increased significantly in FY2014 compared to FY2013.  We now expect the inventory build of FY2013 has been eliminated and as such ex-Parnell sales in the US will match the in-market sales growth we are seeing.

Other areas of the business also performed well:

●
Production Animal – Rest of World sales increased by $0.4 million, or 10%, following growth in Australian reproductive hormone sales of 14%, New Zealand reproductive hormone sales of 22% and other markets increasing 6% (See Production Animal – Rest of World segment revenue analysis). Furthermore, reproductive hormone sales in the second-half of FY2014 compared to the second-half of FY2013 increased in Australia, New Zealand and other international markets by 31%, 59% and 68% respectively as a result of a significant focus on sales growth in these markets.

●
Our Companion Animal segment also continues to grow in Australia 7 years after launch and with a highly efficient sales footprint. Glyde sales increased by $0.1 million, or 9% in FY2014 compared to FY2013. In the second-half of 2014 there was 29% growth in total Companion Animal segment over the same period in FY2013 following the successful re-launch of Zydax in Australia in April 2014.

●
Zydax had been out of stock for the first seven months of FY2014 due to the failure of the API supplier. With Lonza now completing the technology transfer and commercial scale production of API we expect this issue to have been resolved. As testament to the brand loyalty to Zydax and the effectiveness of the dual-joint care sales model (See Companion Animal segment revenue analysis) we experienced strong sales growth in the second-half of FY2014 (when Zydax was back in stock) of 25% compared to the same period in 2013. Overall sales for Zydax decreased $0.2 million in FY2014 compared to FY2013..

●
Our sales from contract manufacturing operations decreased $0.2 million in FY2014 due to the completion of certain contract manufacturing activities that was part of a deal in March 2012 where we divested our legacy products (See Manufacturing Operations segment revenue analysis). We anticipate seeking additional contract manufacturing engagements to provide a future revenue stream for this segment.

Fiscal Year 2013 vs. Fiscal Year 2012

Total revenues increased $3.2 million, or 52%, in FY2013 compared to FY2012, due to:

●
the launch of our reproductive hormones in the U.S. in 2013. $3.7 million in sales were generated during the four months following launch in February 2013 when the distributors bought significant inventory to support the launch of our products.

●	growth of our reproductive hormones of $1.7 million in FY2013 due to increased market acquisition in Canada.

which was partially offset by:

●	reduced sales of $1.7 million from the divestment of certain historical products in March 2012 (see Revenues - Segment analysis below).

●	the unfavorable impact on companion animal sales due to delayed supply of the active pharmaceutical ingredient, or API, for Zydax resulting in an out-of-stock situation as discussed above.

Global revenues by operating segment were as follows:

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Revenues
Companion Animal	1,503	(8%)	1,638	(23%)	2,118
Production Animal - U.S.	1,647	(55%)	3,662	n/a	-
Production Animal - Rest of World	4,393	10%	4,004	2%	3,929
Manufacturing Operations	-	(100%)	234	(4%)	244
Total Revenues	7,543	(21%)	9,538	52%	6,291
Certain amounts and percentages may reflect rounding adjustments.

Revenues - Segments

Companion Animal segment

Fiscal Year 2014 vs. Fiscal Year 2013

Companion animal segment revenues decreased by $0.1 million, or 8%, in FY2014 compared to the same period in FY2013. $0.2 million of this was due to the delayed supply of API for Zydax resulting in an out of stock situation for seven of the twelve months reported. In April 2014 we were resupplied with the API and returned to market and we have significantly increased our API and finished goods inventory levels. Sales of Zydax are therefore expected to increase in FY2015 through the continued development and implementation of the next generation of iKAM digital technologies.  As above, we have already seen a 25% increase in Zydax sales in the second-half of FY2014 compared to the same period in FY2013.

Glyde and Tergive sales increased 9% and 23% respectively in FY2014 compared to FY2013 with Glyde sales increasing 33% in the second-half of FY2014 compared to the same period in 2013.  We believe this was due to the return of Zydax which provided us the ability to market our ‘Dual Joint Care’ program effectively through the iKAM platform. Future growth is expected for the Glyde franchise with the launch in the first half of 2015 of ‘Glyde Chews’, a flavored treat that will replace the current product which is an ‘on-food’ powder.  Based on palatability testing of this new development, we are confident of strong market demand.

Fiscal Year 2013 vs. Fiscal Year 2012

Companion animal segment revenues decreased by $0.5 million, or 23%, in FY2013 compared to FY2012. Of this, $0.6 million related to 2012 sales from companion animal products divested in March 2012. This was partially offset by $0.2 million, or 10%, increase in sales from our continuing products - Zydax, Glyde and Tergive. Canine companion animal sales increased by $0.3 million, or 25%, due to the continued success of the iKAM launch campaign in Australia which started in January 2012 driving a significant increase in Zydax sales. In FY2013 and prior, we were marketing Zydax and Glyde in the Equine sector but due to the loss of supply of the API for Zydax (as discussed above), the decision was made to exit the Equine market and focus on the higher potential canine sector.  This resulted in a $0.2 million, or 75%, reduction in equine sales in FY2013 compared to FY2102.  With the resupply of the Zydax API by Lonza we are now positioned to reenter the Equine segment both in our historic markets of Australia, New Zealand, Dubai, Hong Kong, Singapore, New Zealand (all large thoroughbred racehorse markets) as well as future markets of the U.S. and Europe, pending successful regulatory approval.

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Companion Animal Revenues
Continuing Products	1,503	(8%)	1,638	10%	1,483
Divested Products	-	n/a	-	(100%)	635
Total Companion Animal Revenues	1,503	(8%)	1,638	(23%)	2,118
Certain amounts and percentages may reflect rounding adjustments.

Production Animal - U.S. segment

Fiscal Year 2014 vs. Fiscal Year 2013

Production Animal - U.S. segment revenues decreased by $2.0 million, or 55% in FY2014 compared to the same period in FY2013.  After the approval of estroPLAN and GONAbreed in the U.S. in February 2013, we launched our new products and distributors purchased $3.7 million of product through to June 30, 2013 to build-up inventory both in the distribution channel and veterinarian channel.  For FY2014 sales totaled $1.6 million ex-Parnell which was based on re-purchases by Distributors from Parnell.  From an ‘ex-distributor’ sales perspective, our sales increased from $0.3 million for the period Feb-Jun 2013 to $2.1 million for FY2014.  Most notably we have seen acceleration in our market share acquisition with the month of June 2014 reaching 5.1%, our highest month since launch.

Within our most established territories (where we launched first) in the North East and West, our market shares reached 8.7% and 8.9% respectively.  Subsequent to the end of the financial year, we have established two more territories in the large dairy regions of Minnesota, Wisconsin and surrounding states.  Our market share in this region as at June 30, 2014 was only 1.6%.  We expect our successful commercialization strategy, proven effective in other regions, to drive sales growth in this important area.

We expect to see increasing growth of in-market sales in the first-half of FY2015 and beyond driven by:

•	a full complement of 6 territories
•	the roll-out of the newly developed mySYNCH digital technology
•	the launch of the PROCEPT breeding program
•	expansion into the beef sector

underpinned by our differentiation of clinical science leadership and digital technology differentiation.

With the initial inventory build-up of FY2013 now normalized, we expect to also see ex-Parnell sales matching the double digit in-market sales growth we are experiencing.

Fiscal Year 2013 vs. Fiscal Year 2012

Production Animal - U.S. segment revenues were $3.7 million in FY2013 compared to $Nil in FY2012 due to the launch of our reproductive hormone products estroPLAN and GONAbreed, in February 2013. Sales were generated from the first four months following launch, which included distributors building their inventory of our products.

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Production Animal - U.S.
Continuing Products	1,647	(55%)	3,662	n/a	-
Total Production Animal - U.S. Revenues	1,647	(55%)	3,662	n/a	-
Certain amounts may reflect rounding adjustments.

Production Animal - Rest of World segment

Fiscal Year 2014 vs. Fiscal Year 2013

Production animal – Rest of World segment revenues increased by $0.4 million, or 10% in FY2014 compared to FY2013. This was driven by continued growth in our Australian, New Zealand and other international markets, as our service based offering and global recognition as the leader in clinical science and technology for dairy reproduction continues to drive customer retention in this region.  FY2014 sales in Australia, New Zealand and other international markets saw growth of 14%, 22% and 6% respectively with the second-half of the fiscal year demonstrating even greater growth rates of 31% in Australia, 59% in New Zealand and 68% in other international markets compared to the same period in FY2013. In addition, it is expected that the latest version of our mySYNCH software platform will be also launched in Australia and New Zealand in FY2015 which will further enhance our market position in these locations.

Fiscal Year 2013 vs. Fiscal Year 2012

Production Animal - Rest of World segment revenues increased by $0.1 million, or 2%, in FY2013 compared to FY2012. There was a $1.1 million reduction in sales in FY2013 as a result of the March, 2012 divestment of various legacy products. This was more than offset by an increase in sales of $1.2 million, or 41%, from our continuing reproductive hormone products. This increase in sales from the reproductive hormones was derived primarily from a $1.7 million increase in sales of estroPLAN in Canada in FY2013 as compared to FY2012 due to our manufacturing facility being approved to manufacture product for the Canadian market. This increase was partially offset by a reduction in Rest of World sales excluding Canada of $0.5 million due mainly to timing of orders sold to our marketing partners in various countries.

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Production Animal - Rest of World Revenues
Continuing Products	4,393	10%	4,004	41%	2,835
Divested Products	-	n/a	-	(100%)	1,094
Total Production Animal - R.O.W. Revenues	4,393	10%	4,004	2%	3,929
Certain amounts may reflect rounding adjustments.

Manufacturing Operations segment

Fiscal Year 2014 vs. Fiscal Year 2013

Manufacturing Operations segment revenues for the twelve months ended June 30, 2014 decreased by $0.2 million compared to the same period in FY2013 due to the completion of certain contract manufacturing obligations associated with the divestment of legacy products. In March 2012, we sold the rights to market a number of legacy products that we deemed were not congruent with our global strategy and in doing so provided investment capital for our current product portfolios and candidates. As part of that sale we were engaged to contract manufacture a number of these products for a period of approximately six months. This contract manufacturing commenced in April 2013 and was completed in September 2013 and as such $0.2 million of the revenues from this project were earned in FY2013.

We currently have approximately 75% available capacity at our manufacturing facility, which we believe we can leverage to manufacture our anticipated product candidates and for further contract manufacturing opportunities into the future. Typically, sterile manufacturing projects, especially those for FDA-approved products, attract high margins relative to other contract manufacturing sectors. We also have the capability to produce pilot or R&D, batches for biotechnology companies for use in clinical trial materials and due to our highly efficient and flexible operation we believe we can undertake these projects at a lower cost than other industry participants.

Fiscal Year 2013 vs. Fiscal Year 2012

Manufacturing Operations segment revenues were $0.2 million in both FY2013 and FY2012 due to contract manufacture activities related to legacy products for which we sold the rights to market in March 2012. As part of this sale we committed to a period of contract manufacturing these products which commenced in April 2013 and was completed in September 2013; as such approximately three months of the project related to the 2012 fiscal year and the remaining 3 months related to the 2013 fiscal year.

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Manufacturing Operations
Divested Products	-	(100%)	234	(4%)	244
Total Manufacturing Operations Revenues	-	(100%)	234	(4%)	244
Certain amounts may reflect rounding adjustments.

Adjusted EBITDAOI (a non-GAAP financial measure)

Adjusted EBITDAOI is a non-GAAP measure used by our directors and senior executives to evaluate the performance of individual segments and our overall performance by assessing the results of our underlying operations prior to considering certain income statement elements and investing activities. A description of Adjusted EBITDAOI and reconciliation to IFRS reported (Loss)/Income for the years ended June 30, 2014, 2013 and 2012 are provided below in the section entitled, “Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure)”

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Adjusted EBITDAOI	(6,349)	(1,200%)	(488)	77%	(2,124)

Fiscal Year 2014 vs. Fiscal Year 2013

In FY2014, adjusted EBITDAOI decreased by $5.9 million compared to FY2013. Revenues decreased by $2.0 million for the period and Cost of Sales - Product decreased by $0.2 million in FY2014 contributing to a net reduction in product gross margin of $1.8 million (see Revenue analysis above and Cost of Sales - Product analysis below). Overall, we maintained a high product gross margin of 78% compared to 81% in FY2013, with the slight reduction year on year attributable to a product mix variance (see Cost of Sales – Product analysis below).

In the second half of FY2013, subsequent to our successful FDA inspection of our manufacturing facility, we officially completed commissioning works and thus commenced operating the manufacturing facility as a full commercial operation.  Previously, much of the expenditure relating to the manufacturing facility was capitalized to the related fixed assets. As such, the operational costs of running our facility increased by $1.0 million in FY2014 as compared to FY2013 (see Cost of Sales - Facility analysis below). However with 75% available capacity in this facility we expect to extract improved value from this fully operational asset by exploring contract manufacturing opportunities and by increasing revenues of our own products and seeking approval of our product candidates into the future.

FY2014 also included a full year of costs of our new U.S sales and marketing team and Kansas City Headquarters to support the launch of our reproductive hormones which resulted in an increase in operating expenditure of $2.1 million (see Selling and Marketing expense analysis below).  We also had a $0.4 million increase in Regulatory and Research & Development expenses as a result of our first FDA GMP license fee and Product Approval fees of our reproductive hormones and commence of initial R&D work on pipeline product candidates PAR121 & PAR122 (see Regulatory and R&D expense analysis below). In addition, a total of $0.4 million has been incurred in IPO transaction related costs in FY2014 which was not incurred during the same period in 2013 and a further $0.2 million has been incurred in general and administration expenses, before depreciation expense, in FY2014 over FY2013 relating to the expansion of our operations into the US (see Administration expense analysis below)

In the future, we expect our sales and marketing capability will enable us to take advantage of growth opportunities through market share acquisition in our new and existing markets and through category expansion from the potential registration of our product candidates, while further leveraging our infrastructure and resources now fully in place, thereby continuing to improve our Adjusted EBITDAOI results in future periods.

Fiscal Year 2013 vs. Fiscal Year 2012

Adjusted EBITDAOI increased $1.6 million in 2013 compared to 2012 due to a 52% increase in revenues due to the launch of our reproductive hormones products in the U.S. in February 2013 and increases in sales in other existing markets. Adjusted EBITDAOI was further augmented by effective cost management across both our manufacturing operations, with Cost of Sales - Total increasing by only 31% on a 52% increase in revenues, and other costs and expenses only increased 11% year over year, including the associated launch costs for our reproductive hormones in the U.S.

Costs and expenses

Cost of sales - Total

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Cost of Sales - Total
Cost of sales - Product	1,641	(10%)	1,832	22%	1,504
% of revenues	22%		19%		24%
Cost of sales - Facility	4,776	25%	3,809	35%	2,818
% of revenues	63%		40%		45%
Cost of Sales - Total	6,418	14%	5,642	31%	4,322
Certain amounts and percentages may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Cost of sales - Product

Cost of sales - Product represents the direct manufacturing costs of the products we sold. This cost decreased $0.2 million, or 10%, in FY2014 compared to FY2013, due to a mix variance of products sold during this period. During FY2013, sales of estroPLAN in Canada and sales of Zydax in Australia equated to 29% of total sales for the period and for the same period 2014, these sales equated to 22% of total revenues. Both of these products generate a greater gross margin than sales of estroPLAN and GONAbreed into Asia and the Middle East, which represented 8% of total sales in FY2013 and 24% of total sales for the same period in FY2014. As such, Cost of sales - Product as a percentage of revenue increased from 19% in FY2013 to 22% during the same period in FY2014 as a result of a greater portion of sales coming from our lower margin geographies and products.

Fiscal Year 2013 vs. Fiscal Year 2012

Cost of sales - Product

Cost of sales - Product increased $0.3 million, or 22%, in FY2013 compared to FY2012, due to revenue growth of $3.2 million, or 52%. Cost of sales - Product as a percentage of revenue improved from 24% to 19% due to fewer sales of lower margin products which were divested in 2012. Revenues in FY2013, especially from the sale of our U.S. reproductive hormones, had a higher margin than the divested products we sold in FY2012.

Fiscal Year 2014 vs. Fiscal Year 2013

Cost of sales - Facility

The increase in Cost of sales - Facility reflect the fact that our new manufacturing facility is currently operating with 75% spare capacity resulting in unrecovered overhead costs. These costs increased $1.0 million, or 25%, in FY2014 compared to FY2013 due to operating our facility for the entire year in FY2014.  In FY2013, much of the expenditure attributable to the manufacturing facility was related to commissioning the new facility and was hence capitalized to the related fixed asset. In FY2014, the increase in operational running costs of our facility was due to a $0.7 million increase employee costs from additional headcount to operate the facility, and a $0.3 million reduction in absorption of manufacturing overhead costs resulting from a lower number of units produced FY2014.  The lower number of units produced was due to the manufacturing of a higher level of inventory in the period January to March 2013 in preparation for the launch of our reproductive hormones in the U.S. market. With 75% available capacity in this facility we expect to continue to augment this fully operational infrastructure by exploring contract manufacturing opportunities into the future.

Fiscal Year 2013 vs. Fiscal Year 2012

Cost of sales - Facility

Cost of sales - Facility costs increased $1.0 million, or 35%, in FY2013 compared to FY2012. This was driven by increased production and quality departments costs required to transition to an FDA-inspected sterile facility, whereas in FY2012 the facility was not yet FDA-inspected, and commissioning costs continued until approval in January 2013. Of the total increase, $0.8 million was associated with higher employee costs due to increased headcount to operate the facility and a $0.3 million increase in operating, testing and monitoring costs of the facility. Despite the increase in associated running costs of our facility, as a percentage of sales, Cost of sales - Facility reduced from 45% to 40% year on year.

Selling and Marketing expenses

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Selling and Marketing expenses	5,475	64%	3,341	61%	2,070
% of revenues	73%		35%		33%
Certain amounts and percentages may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Selling and marketing expenses increased $2.1 million, or 64%, in FY2014 compared to the same period in FY2013, as a result of increased employee headcount and related costs associated with the launch of our reproductive hormones in the U.S.  FY2014 included the costs of implementing and running our U.S based sales and marketing operation, which resulted in increased employee and associated costs of $1.4 million, increased advertising and promotion costs of $0.3 million, increased travel related costs of $0.3 million and an increase of $0.1 million in depreciation and amortization expense (development costs for the US reproductive hormones had been capitalized under IFRS and as a result upon approval amortization of these capitalized expenses commenced).

Now that the U.S-based sales and marketing operation is fully operational, we expect to leverage this capability to continue to acquire market share of our reproductive hormones in the U.S. market, in addition to utilizing this infrastructure for the anticipated launch of our newly developed PROCEPT breeding program and our GONADOPROTM and PAR061 pipeline products if approved.

Fiscal Year 2013 vs. Fiscal Year 2012

Selling and marketing expenses increased $1.3 million, or 61%, in FY2013 compared to FY2012, as a result of increased employee headcount in sales and marketing and higher advertising and promotion costs associated with the launch of our reproductive hormones in the U.S.

Regulatory and R&D expenses

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Regulatory & R&D expenses	586	322%	139	(44%)	247
% of revenues	8%		1%		4%
Certain amounts and percentages may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Regulatory and Research & Development expenses increased $0.4 million, or 322% in FY2014 compared to FY2013.  $0.2 million as a result of increased FDA GMP license and product renewal fees following the approval of our sterile manufacturing facility and reproductive hormones in January 2013 and $0.2 million increase in Research & Development costs associated with the commencement of initial development work and licensing cost for PAR 121 and PAR122.

Fiscal Year 2013 vs. Fiscal Year 2012

Regulatory expenses decreased $0.1 million, or 44%, in FY2013 compared to FY2012, due to the decreased number of products registered globally following the divestment of certain historic products in March 2012. We anticipate that the costs associated with our FDA-approved reproductive hormones and future potential registrations from our other product candidates will likely result in an increase in regulatory expenses in the future.

Administration expenses and transaction related costs

	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Administration expenses	2,667	40%	1,904	(25%)	2,537
% of revenues	35%		20%		40%
Transaction related costs*	352	100%	-	n/a	-
% of revenues	5%		-		-
Certain amounts and percentages may reflect rounding adjustments.

* Transaction related costs have been included in administration costs in the consolidated statement of income/(loss) and comprehensive Income/(loss) in the Financial Statements.

Fiscal Year 2014 vs. Fiscal Year 2013

Administration expenses increased $1.1 million, or 58%, in FY2014 compared to the same period in FY2013, primarily as a result of $0.4 million of transaction costs associated with the IPO, $0.3 million increase in salary and wages as we build up our U.S. head-office function, $0.2 million increase in professional, insurance and audit fees and a $0.2 million increase in depreciation and amortization cost.

As we are an organization focused on development of new product candidates and continued development of our current product portfolio, our administration activities are required to support our research and development function. As such, under the Australian Taxation Office’s Research & Development Incentives program, certain of these administration activities are determined to be Eligible research and development expenditure and able to be claimed as part of the R&D Incentive program. Eligible research and development expenditure recorded within administration expenses for FY2014 was $0.4 million compared to $1.5 million for FY2013. This was due to focusing our operational expenditure during FY2014 on the launch of our reproductive hormones into the U.S market, the establishment of U.S. sales and marketing infrastructure and a full period of operational costs associated with operating our FDA-inspected manufacturing facility.

Fiscal Year 2013 vs. Fiscal Year 2012

Administration expenses decreased $0.6 million, or 25%, in FY2013 compared to FY2012 due to a reduction in staff numbers and the related employee costs for the Australian corporate office of $0.2 million and a $0.2 million reduction in travel, staff related and office administration costs due to the setting up of our U.S based corporate sales and marketing office. In addition, FY2012 included a $0.1 million charge for write off of a bad debt.

As above, under the Australian Taxation Office’s Research & Development Incentives program, certain of these administration activities are determined to be Eligible research and development expenditure and able to be claimed as part of the R&D Incentive program. Eligible research and development expenditure recorded within administration expenses for the fiscal year ended FY2013 was $1.5 million compared to $0.7 million for FY2012. The increase in FY2013 was due to an increase of $0.9 million of costs attributable to the approval of our reproductive hormones in the U.S. market and $0.3 million in costs attributable to process development within our manufacturing operations prior to this facility being classified as acceptable by the FDA in January 2013.

Finance Costs and Net foreign exchange losses on borrowings

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Finance Costs	7,262	156%	2,840	43%	1,990
Net foreign exchange losses on borrowings	1,384	(32%)	2,027	162%	774
Certain amounts and percentages may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Total Finance costs and Net foreign exchange losses on borrowings increased $3.8 million, or 78% in FY2014 compared to FY2013.

Finance costs increased by $4.4 million due to:

●
$0.8 million in higher interest costs from an increased utilization of our senior line-of-credit, which was a revolver facility, compared to FY2013 and the interest costs associated with the $4.3 million raised from the 2013 Parnell Bonds issued between February 2013 and September 2013.

●	$1.3 million was incurred due to an increase in financing expense in FY2014 as a result of the costs associated with the repayment of our previous senior debt facility with Partners For Growth, LLC.

●
A further, $2.3 million in financing costs was paid in relation to the debt facility raised from SWK Holdings LLC in FY2014. $0.4 million relating to the first three months of the facility and $1.9 million in at the termination of the loan, as per the terms of the agreement, following our successful IPO.

which was partially offset by a decrease in foreign exchange losses on borrowings of $0.6 million. The decrease in foreign exchange losses in FY2014 compared to FY2013 was a result of our U.S. denominated indebtedness being impacted by the year on year foreign exchange movement of the U.S. dollar as compared to the Australian dollar. As at June 30, 2014, all our U.S. denominated indebtedness has been repaid so no foreign exchange losses on borrowings will be incurred unless we decide to enter into further foreign currency denominated loan facilities or instruments

Fiscal Year 2013 vs. Fiscal Year 2012

Total Finance costs expense and Net foreign exchange losses on borrowings increased $2.1 million, or 76%, in FY2013 compared to FY2012, primarily due to:

●
$0.8 million increase in finance costs, of which $0.3 million was driven by an increased utilization of our senior line of credit, which was a revolver facility, compared to FY2012 and the interest and issuance costs associated with raising $4.3m from the 2013 Parnell Bonds. A further $0.2 million was due to an increase in amortization of borrowing costs in FY2013 compared to FY2012.

●
$1.3 million increase in foreign exchange losses in FY2013 compared to FY2012 as a result of $17.6 million of our total indebtedness being denominated in U.S. dollars which was impacted by the year on year appreciation of the U.S. dollar as compared to the Australian dollar.

Other income

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Other income	2,248	2%	2,203	(65%)	6,319
Certain amounts may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Other income was flat in FY2014 compared to FY2013 due to:

●
an increase in unrealized foreign exchange gains on intergroup balances of $1.5 million in FY2014 compared to FY2013, relating to the transfer of certain intergroup balances from our Australian group to our U.S. group following the refinancing of our senior debt facility with SWK Holdings LLC in January 2014;

which was partially offset by:

●
a reduction in research and development incentives of $0.7 million ($0.3 million was received in FY2014 compared to $1.0 million in FY2013) as a result of reduced eligible expenditure on research and development projects during this period due to the focusing our investment expenditure in FY2014 on the launch of our newly approved reproductive hormones in the U.S. market;

●	a reduction in grants received from the Kansas State Government of $0.4 million (see below);

●	a reduction in fair value gains recorded on derivatives of $0.3 million in FY2014 compared to FY2013 due to the extinguishing of warrants with our senior debt facilities during the year.

Fiscal Year 2013 vs. Fiscal Year 2012

Other income decreased by $4.1 million in FY2013 compared to FY2012, primarily due to:

●	net proceeds from the one-time sale of divested products received in FY2012 of $5.7 million, which was $0 in FY2013;

which was partially offset by:

●	unrealized foreign exchange gains of $0.4 million, which was $0 in FY2012;

●
grant received from the Kansas State Government for $0.4 million in 2013 for establishing our U.S. corporate office in the state of Kansas; and research and development tax incentives received from the Australian government of $0.8 million, which was $0.3 million in FY2012; and

●	fair value gain on derivatives associated with derivatives which was $0.1 million higher in FY2013 than in FY2012.

Income Tax Benefit/(Expense)

	($AUD in thousands, except percentages)
	Year Ended		Year Ended		Year Ended
	June 30, 2014	v%	June 30, 2013	v%	June 30, 2012
Income tax (expense)/benefit	(2,980)	(543%)	673	(212%)	(603)
Certain amounts and percentages may reflect rounding adjustments.

The tax expense recognized in the consolidated statement of comprehensive income/(loss) relates to current income tax expense plus deferred tax expense (being the movement in deferred tax assets and liabilities and unused tax losses during the year).

Current tax is the amount of income taxes payable (refundable) in respect of the taxable profit (loss) for the year and is measured as the amount expected to be paid to (refunded by) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.
See Notes to Consolidated Financial Statements - Note 2 (e). Income Tax for further details on the accounting treatment of income tax expense and benefits.

Fiscal Year 2014 vs. Fiscal Year 2013

The income tax expense recorded of $3.0 million in FY2014 includes the movement in deferred tax due to the group no longer recognizing certain carried forward tax losses, based upon the projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse.  The balance relates to other deferred tax items not able to be recognized and other non-deductible items.

Fiscal Year 2013 vs. Fiscal Year 2012

Income tax expense decreased $1.3 million in 2013 compared to 2012, due to a reduction in current income tax expense of $0.3 million and movement in deferred tax attributable to certain temporary differences related to unutilized tax losses and unrealized foreign exchange losses.

Tax losses carried forward

During 2014, management evaluated the evidence bearing upon the realizability of its deferred tax assets, which primarily consist of net losses carry forward.  Management considered the facts that the Group has historically been able to generate income, considered the future forecasts and investment costs of pipeline products, the non-recurring expenses incurred with the development of an FDA approved manufacturing facility, and the costs completing an initial public offering and other tax planning strategies.  Based on the analysis management determined that the Group will not utilize $6.4 million of tax losses in the short term and accordingly did not record this amount as a deferred tax asset at June 30, 2014. This element of unrecognized future tax benefits will be assessed by management going forward and maybe recorded at a point in which management believes they will be utilized.

At June 30, 2014, the Group had a potential tax benefit related to tax losses carried forward of $6.4 million. Such amount includes net losses of $2.6 million related to subsidiaries in the United States (US) which would expire after 20 years starting in 2032 (recognized at a tax rate of 35%). The remaining tax losses carried forward of $3.8 million are indefinite and are attributable to the Group’s operations in Australia (recognized at a tax rate of 30%), of which $1.7 million relate to transaction costs and are directly recorded to equity.  As such, the total unused tax losses available to the Group, equal $20.0 million.

Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure)

General description of Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income

Adjusted EBITDAOI (a non-GAAP financial measure) is an alternative view of business performance used by the company, and we believe that investors’ understanding of our performance is enhanced by disclosing this measure.

We report Adjusted EBITDAOI to portray the results of our underlying operations prior to considering certain income statement elements and investing activities.

The directors are our chief operating decision makers, or CODM and use the revenues and the segment results (Adjusted EBITDAOI) of the four segments, among other factors, for performance evaluation of both the individual segments and the overall business, and for the allocation of resources.

The directors and the CODM believe that Adjusted EBITDAOI represents the results of our underlying operating segments prior to considering certain income statement elements and other certain significant items, which are not directly associated with the activities of the operating segment. We measure our overall performance on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted EBITDAOI measure is utilized:

●	senior management receives a monthly analysis of our operating results that are prepared with this Adjusted EBITDAOI measure included;

●	the operating segments of our annual budgets are prepared on an Adjusted EBITDAOI basis; and

●	it is used in other goal setting and performance measurements.

Despite the importance of this measure to directors and the CODM in goal setting and performance measurement, Adjusted EBITDAOI is a non-GAAP financial measure that has no standardized meaning prescribed by IFRS and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted EBITDAOI, unlike other GAAP measures, may not be comparable to the calculation of similar measures of other companies. Adjusted EBITDAOI is presented to communicate to investors how management currently assesses performance, primarily of our operating segments.

A limitation of the Adjusted EBITDAOI measure is that it provides a view of our operations without including all events during a period and does not provide a comparable view of our performance to other companies. As such this is not the only measure by which the executive directors may assess performance.

Certain significant items

Adjusted EBITDAOI is calculated based on the profit/(loss) for the period, by adding back depreciation and amortization and by removing three significant items:

●
net foreign exchange losses/(gains) associated with the translation of foreign currency denominated indebtedness over time, which are considered to be a direct result of financing activities that is dependent upon fluctuations in foreign currency rates;

●	other income which typically includes; income from the sale of assets or research and grant income received; and

●
Certain transactions and events where expenses associated with the capital structure of the Group or with certain significant purchase accounting items that result from business combinations and/or asset acquisitions and divestments.

Reconciliation of Adjusted EBITDAOI

A reconciliation of Adjusted EBITDAOI to (Loss)/Income for the years ended June 30, 2014, 2013 and 2012, as reported under IFRS, is as follows:

	($AUD in thousands, except percentages)
	Year Ended	Year Ended		Year Ended
	June 30, 2014	June 30, 2013	v%	June 30, 2012	v%
(Loss)/income for the period	(17,333)	(3,478)	(398%)	67	5,265%
Income tax expense	2,980	(673)	(543%)	603	(212%)
Transaction related costs	352	-	100%	-	n/a
Depreciation and amortization expense	1,254	999	25%	761	31%
Finance costs	7,262	2,840	156%	1,990	43%
Net foreign exchange losses/(gains) on borrowings	1,384	2,027	(32%)	774	162%
Other income	(2,248)	(2,203)	2%	(6,319)	(65%)
Adjusted EBITDAOI	(6,349)	(488)	(1,200%)	(2,124)	77%
Certain amounts and percentages may reflect rounding adjustments.

Analysis of the consolidated statements of cash flows

	($AUD in thousands)
	Year Ended	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	June 30, 2012
Cash provided by/(used in):
Operating activities	(11,456)	(2,981)	3,562
Investing activities	(483)	(2,414)	(5,214)
Financing activities	31,890	6,173	1,006
Net increase/(decrease) in cash and cash equivalents	19,952	778	(646)
Certain amounts and percentages may reflect rounding adjustments.

Operating activities

Fiscal Year 2014 vs. Fiscal Year 2013

Our net cash outflow from operating activities was $11.4 million in the twelve months ended June 30, 2014 compared to an outflow of $3.0 million for the same period in 2013. The increase in operating cash outflows was primarily attributable to:

●
the increase finance costs paid of $2.7 million, including the payment of borrowing costs associated with the establishment of our senior debt facility with SWK Holding, LLC and the final repayment of interest costs upon the repayment in full of this facility following the completion of our IPO on June 18, 2014;

●
a reduction in receipts from customers of $2.4 million in relation to our recorded reduction in sales for the fiscal year 2014 of $2.0 million, as explained above, and a slight increase in trade debtors of $0.4 million due to timing receipts being due. As per note 9 of our financial statements, the aging profile of our trade receivables has effectively remained the same as at June 30, 2014 compared to June 30, 2013.

●
a reduction in other receivables of $1.3 million in relation to a reduction in eligible expenditure on research and development projects during this period due to the group focusing our investment expenditure in FY2014 on the launch of our newly approved reproductive hormones in the U.S. market; and

●
an increase in payments to suppliers and employees of $2.1 million due to increased headcount and costs of running our FDA-inspected sterile manufacturing facility of $1.0 million, an increase in the costs of our U.S. sales and marketing operation of $2.1 million, increased regulatory and administration costs of $0.8 million, and an increase in IPO related transaction costs of $0.4 million (as explained above), offset by an increase in trade and other payables and accrued expenses of $2.2 million as at June 30, 2014 compared to June 30, 2013.

Fiscal Year 2013 vs. Fiscal Year 2012

Our net cash provided by operating activities was an outflow of $3.0 million in FY2013 compared to an inflow of $3.6 million in FY2012. The decrease in operating cash flows was primarily attributable to:

●	the inclusion in 2012 of the proceeds from the sale of divested products of $5.7 million that was not repeated in 2013;

●	the increase in interest on borrowings paid in FY2013 of $1.0 million; and

●	the increase in income tax paid of $0.3 million.

which was partially offset by:

●	the increase in receipts from government R&D incentives of $1.2 million in 2013, which was $0 in 2012.

Investing activities

Fiscal Year 2014 vs. Fiscal Year 2013

Our net cash inflow from investing activities was $0.5 million in FY2014 compared to an outflow of $2.4 million in FY2013. The decrease in investing activity cash flows was primarily attributable to:

●	a reduction in development costs of $0.7 million in FY2014, mainly due to our reproductive hormones receiving FDA approval in January 2013;

●	the increase in government R&D incentives received of $0.9 million in FY2014 primarily from our previous investment in the development of our US hormones and manufacturing facility; and

●	a reduction in expenditure relating to the commissioning our of sterile manufacturing facility of $0.3 million following the facility being classified as acceptable by the FDA in January 2013.

Fiscal Year 2013 vs. Fiscal Year 2012

Our net cash used in investing activities was an outflow of $2.4 million in Fy2013 compared to an outflow of $5.2 million in FY2012. The decrease in net cash used by investing activities was primarily attributable to:

●	a reduction in R&D costs of $0.5 million in FY2013, mainly due to our reproductive hormones receiving FDA approval in January 2013;

●
a reduction in year on year payments made for the construction and commissioning of our manufacturing facility of $1.8 million due to construction and commissioning being completed in January 2013; and

●	an increase in receipts from tax incentives of $0.5 million, which was $0 in FY2012.

Financing activities

Fiscal Year 2014 vs. Fiscal Year 2013

Our net cash generated from financing activities was $31.9 million in FY2014 compared to a $6.2 million in FY2013. The increase in net cash generated in FY2014 was primarily attributable to:

●
net proceeds of $48.0 million from the completion of our initial public offering on June 18, 2014, being $53.1 million (USD$50.0 million) gross proceeds less $5.1 million (USD$4.8 million) in fees and commissions paid associated with the raise. A further $0.6 million of fees have been accrued as at June 30, 2014 and paid in FY2015 (see discussion below under Liquidity and Capital resources);

●
net outflows from refinancing of bank loans and other debt facilities of $15.9 million in FY2014, made up of the net payment of bank loans of $9.3 million, net repayment of bonds issued of $4.3 million and the payment of $2.3 million associated with the buying back of warrants that were granted to our previous senior debt facility with Partners for Growth, LLC (see discussion below under Liquidity and Capital resources); and.

●	a reduction in dividends paid of $0.7 million (2014: $0; 2013: $0.7 million)

Fiscal Year 2013 vs. Fiscal Year 2012

Our net cash generated from financing activities was $6.2 million in 2013 compared to $1.0 million in 2012. The increase in net cash generated in 2012 was primarily attributable to:

●	net increase in the draw-down on our senior debt facility of $1.0 million (2013: $3.1 million; 2012: $2.1 million); and

●	$4.15 million in 2013 Parnell Bonds issued between February and June 2013.

5.B.           Liquidity and Capital Resources

Analysis of financial condition, liquidity and capital resources

After the completion of our $53.1 million (USD$50.0 million) initial public offering on June 18, 2014 we had cash and cash equivalents of approximately $18 million, following the payment of; $5.7 million in fees associated with the raise, $26.5 million (USD$25.0 million) to repay in full our SWK Holdings LLC senior debt facility and $1.9 million (USD$1.7 million) interest costs associated with the repayment of this facility. While we believe our cash on hand and our operating cash flows will be sufficient to support our future cash needs for at least the next 24 months, we can provide no assurance that our liquidity and capital resources will meet all future funding requirements. Risks to meeting future funding requirements include global economic conditions described in the Risk Factors.

The global financial markets have recently undergone and may continue to experience significant volatility and disruption. The timing and sustainability of an economic recovery is uncertain and additional macroeconomic, business and financial disruptions may arise. As markets change, we will continue to monitor our liquidity position, and there can be no assurance that the challenging economic environment or a further economic downturn will not impact our liquidity or our ability to obtain future financing.

In addition, during the financial years presented we have expended more on investing activities, for the geographical expansion of our product portfolio and further commissioning of our manufacturing facility than we have generated from our operating activities. Unless there is an increase in future revenues, our costs may continue to exceed our revenues, which could impact our liquidity and may also impact our ability to continue to invest in future product opportunities should the proposed public offering not proceed.

Selected measures of liquidity and capital resources

Historically, we have obtained funding from equity, borrowings and cash provided by operating activities. The following shows our liquidity and capital resources as of the stated periods.

	($AUD in thousands)
	At June 30, 2014	At June 30, 2013	At June 30, 2012
Cash and cash equivalents	20,804	860	78
Trade and other receivables	3,411	4,706	2,928
Borrowings, including current portion	4,287	20,200	11,943
Ordinary Shares	55,343	3,104	3,105
Certain amounts may reflect rounding adjustments.

Trade receivables are usually collected over a period of less than 30 days following the due date of each invoice. Our collection of these receipts has historically been strong with only two bad debts totaling $0.2 million being written off in the last 5 years. In our consolidated statement of financial position as of June 30, 2013 we have no allowance for doubtful debts. While we believe, based on the historic profile of the collection of our account receivable amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile is to adversely change. Trade and other receivables decreased year on year primarily due to a decrease in other receivables of $1.3 million. $1.6 million relates to a decrease research and development tax incentives receivable from the Australian Taxation Office in 2014 compared to 2013 based on the collection of the 2013 incentive and amended 2012 incentive in 2014. Based on our planned investment, it is expected that as long as the research and development scheme is in place, future research and development tax incentives will be available, with an amount of $0.9 million recorded as receivable for FY2014.

Partners For Growth III, L.P - Loan Facility

In June 2011, the Company entered into credit agreement with Partners For Growth III, L.P., originally for a USD$7.0 million revolving line of credit. In October 2011, the Company increased this revolving line of credit by USD$3.0 million.  The loan facility was extinguished in February 2014 and a charge for unamortized borrowing costs of AUD$0.1 million was recorded upon extinguishment.

In conjunction with the Loan, the Company also entered into a Revenue Sharing Agreement with Partners For Growth III, L.P, or PFG.  The revenue sharing agreement provides PFG the right to receive revenue payments comprised of 5% of total gross sales of estroPLAN and GONAbreed products in the U.S.  The term of the revenue sharing agreement is through June 30, 2021, or until a maximum aggregate payment of $3.0 million has been made.  The Agreement may be terminated by us at any time upon payment of an early redemption fee of USD$3.0 million less any revenue payments already made.  The agreement also provides that Partners For Growth III, L.P. is entitled to minimum payment of USD$3.0 million upon the change in control of the business.  The Company's IPO did not trigger a change of control event as stipulated in the agreement.  We have accrued AUD$0.3 million in current liabilities as of June 30, 2014 in relation to the Revenue Sharing Agreement.

2011 Convertible Bonds

In March 2011, the parent entity issued 12% convertible notes for USD$6.3 million. The notes were convertible into ordinary shares of the parent entity, at the option of the holder, or repayable in March 2014. The conversion rate is AUD$0.3710526 for each note held, which is based on the market price per share at the date of the issue of the notes, but subject to adjustments for reconstructions of equity. In January 2014, 2,042,105 of these 2011 Convertible Bonds converted into ordinary equity of the parent entity and USD$4.0 million (AUD$4.5 million) was redeemed.

2013 Parnell Bonds

The parent entity issued AUD$4.3 million in 2013 Parnell Bonds yielding 10% p.a. between February and September 2013. The bonds have a two year term with repayment due between February and September 2015, but may be redeemed earlier by the Company.  On May 20, 2014, in association with our IPO, all bondholders exercised their stapled warrant for share consideration. The amount of share consideration was the number of bonds x 0.0000004% of the fully diluted share capital of the Company, as at the date of exercise.

The warrants stapled to the 2013 Parnell Bonds converted into 140,075 ordinary shares of the Company. Subsequent to this conversion no further warrant obligations exist within the Company.

SWK Holdings LLC Term Loan

In January 2014, we entered into a credit agreement with a U.S. based lender, SWK Holdings LLC, for a USD$25.0 million senior secured credit facility. The credit facility was utilized to refinance our previous senior debt facility of USD$9.9 million with Partners For Growth, LLC, which was due to mature in June 2014, and to redeem USD$4.0 million of 2011 Convertible Bonds that were due to mature in March 2014. USD$2.0 million was also paid to Partners for Growth III, L.P. to buy back a warrant attached to their facility. In addition, holders of $2.0 million of the 2011 Convertible Bonds chose to convert their bonds into ordinary shares of the parent entity.

In June 2014, the Company repaid the SWK facility USD$25.0 million, plus of interest of USD$1.7 million from the proceeds of the initial public offering.  The unamortized borrowing costs of approximately AUD$1.3 million were charged to expense upon extinguishment of the debt.  As at June 30, 2014, all registered mortgages associated with the SWK credit facility and the 2011 have been released.  The 2013 Parnell Bonds still hold a mortgage over all assets of the Group.

As at June 30, 2014, the only borrowings that remain are the Company's lease liabilities are secured by the related leased assets of AUD$0.2 million and the 2013 Parnell Bonds of AUD$4.3 million.

Initial Public Offering

On April 28, 2014, the shareholders and the directors of the Group approved a ten for one consolidation of shares, which had the effect of a reverse share split that became effective on June 6, 2014 when the Australian Securities and Investments Commission (ASIC) altered the registration details of the parent entity. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ at a share price of USD$10.00 per share resulting in gross proceeds of AUD$53.1 million (USD$50.0 million).  The proceeds were partially offset by commissions and issuance costs of AUD$5.7 million for net proceeds of AUD$47.4 million.

Future Funding Requirements

We anticipate that we will continue to incur net losses through at least FY2016 as we continue to increase investment related to our research and development, including continuing studies in dogs and horses in the United States and Europe and the in-licensing of additional compounds for the development as pet therapeutics.

In addition, we intend to hire additional personnel to further develop our sales force in the United States to grow our production animal business and to hire additional sales personnel in anticipation of FDA approval of our companion animal products.

As of the date of the filing of this annual report, we believe that our existing cash and cash equivalents, which include the net proceeds received by us in our public offering of ordinary shares that closed on June 18, 2014, as discussed above, will allow us to fund our operations through at least June 30, 2015.  However, as a result of this continued investment, our costs may continue to exceed our revenues, which could impact our liquidity and may also impact our ability to continue to invest in future product opportunities.  Additionally, our operating plan may change as a result of many factors currently known to us, and we may need to seek additional funds sooner than planned, through public or private equity, debt financings or other sources, such as strategic collaborations and partnering arrangements.  Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business.  In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.  Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the section of this filing entitled “Risk Factors.”

Our future capital requirements depend on many factors, including but not limited to:

•	The results of our target animal studies for our current and future product candidates;
•	That amount and timing of any milestone payments or royalties we must pay pursuant to our current or future license agreements or collaboration agreements;
•	The timing of, and costs involved in, obtaining regulatory approvals for any of our current or future product candidates;
•	The upfront and other payments, and associated costs, related to our identifying, acquiring and in-licensing new product candidates;
•	The number and characteristics of the product candidates we pursue;
•	The scope, progress, results and costs of researching and developing any of our current or future product candidates and conducting target animal studies;
•	Our ability to partner with companies with established presence in Europe to provide our products in that market;
•	Whether we acquire any other companies, assets, intellectual property or technologies in the future;
•	The cost of commercialization activities, if any of our current or future product candidates are approved for sale, including marketing, sales and distribution costs;
•	The cost of manufacturing our current and future product candidates and any products we successfully commercialize;
•	Our ability to establish and maintain strategic collaborations, licensing or other requirements or other arrangements and the financial terms of such agreements;
•	The expenses needed to attract and retain skilled personnel;
•	The costs associated with being a public company; and
•	The costs involved in preparing, filing, prospecting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation.

5.C.           Research and Development

The Group is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions and performs substantial research and development projects to develop candidate products and improve current products.  Our research and development policy is described below.

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products) are recognised as intangible assets when:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

-	the intention to complete the intangible asset and use or sell it;

-	the ability to use or sell the intangible asset;

-	how the intangible asset will generate probable future economic benefits;

-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

-	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The Group considers the criteria met for recognizing an intangible asset, usually when a regulatory filing has been made in a major market and approval is considered probable.

The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognised as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, which is estimated at 10 years.

Research and development costs of approximately $1.6 million, $1.7 million and $1.2 million were capitalized in the years ended June 30, 2014, 2013 and 2012.  Research and development costs of approximately $0.6 million, $1.5 million and $0.7 million were expensed for the years ended June 30, 2014, 2013 and 2012.

5.D.           Trend Information

We intend to focus our growth efforts in the companion animal market, on further geographical expansion of our OA portfolio and our pipeline product candidates, PAR081, PAR101, PAR121 and PAR122. We plan to pursue growth in the production animal industry through further investment in our product candidates GONADOPROTM and PAR061. We also intend to explore further in-licensing and acquisition opportunities. We are currently exploring various in-licensing and acquisition opportunities spanning various disease states, species and stages of development, but no definitive agreements are imminent. Based on current expectations, management forecasts that the level of investment over the next five years will be allocated towards the following splits across companion and both production animal segments and by specific product candidates.

(a)	Expected investment includes future anticipated research and development expense and further development and capital expenditure from 2014 through 2018 (calendar year).

*	The foregoing are our current projections. Actual investment may vary based on market conditions and future results of operations.

We believe that that our planned allocation of resources over the next five years will give us a strong focus on growth opportunities in the multi-billion dollar pet market. Future investment in our pipeline product candidates will allow us to deliver solutions to unmet animal health needs through geographical and category expansion of the OA and reproductive hormone markets and by entering new therapeutic areas that we believe offer significant opportunities. We expect to utilize our currently available spare capacity in our sterile manufacturing facility to efficiently manufacture our products.

During the year ended June 30, 2014, we have continued to invest in our fully-integrated pharmaceutical value chain, specifically in our U.S.-based sales and marketing operation and the running costs associated with our FDA-inspected sterile manufacturing facility. This operational investment, in addition to the previously incurred capital expenditure, provides us with the unique infrastructure to continue to grow our current products within the markets in which we already operate while allowing us to take advantage of additional growth prospects from our pipeline product candidates, further geographical expansion, further contract manufacturing opportunities and future in-licensing or acquisition opportunities.

5.E.           Off-Balance Sheet Arrangements

We do not currently use off-balance sheet arrangements for the purposes of credit enhancement, investment or other financial purposes.

In the ordinary course of business and in connection with the sale of assets and businesses, we may indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of June 30, 2014 there are no recorded amounts for these arrangements.

5.F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and other commercial commitments at June 30, 2014 as well as the effect these obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	4,745,000	4,580,041	164,959
Capital Lease Obligations	163,232	163,232
Operating Lease Obligations	3,636,760	601,826	1,108,018	1,101,095	825,821
Total contractual obligations	8,544,992	5,345,099	1,272,977	1,101,095	825,821

Refer to ITEM 10.C. Material Contracts – Financing Arrangements for additional information.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

The following table presents our directors, executive officers and key employees. The directors have served in their respective capacities since their election or appointment, and will serve until their removal pursuant to our constitution.

Name	Age	Position
Executive Officers
Robert Joseph	38	Director, President and Chief Executive Officer
Brad McCarthy	39	Director and Chief Financial Officer
Robert Hunter	49	Chief Scientific Officer
Matthew Musselman	45	Chief Commercial Officer

Directors *
Alan Bell	58	Director and Chairman
David Greenwood	62	Independent Director
Phyllis Gardner	64	Independent Director

* On September 8, 2014, the company appointed new independent directors, David Greenwood and Phyllis Gardner, and our previous independent directors, Andrew Want and Peter Molloy, resigned.

Executive Officers

Robert Joseph.  Mr. Joseph has served as our President, Chief Executive Officer and Director since joining us in August 2006. Previously, Mr. Joseph was employed with Eli Lilly and Company, a global pharmaceutical company, serving as Senior Brand Manager – Diabetes from 2005 to 2006, and Marketing Strategy Manager from 2002 to 2005. From 2000 to 2002, Mr. Joseph served as a Financial Planning Manager with Allergan, Inc., a global specialty pharmaceutical company, and from 1998 to 2000, was employed as a Business Performance Manager with Herron Pharmaceuticals Pty Ltd, an Australian manufacturer of pharmaceutical and natural healthcare products which has now become a subsidiary of Sigma Pharmaceuticals Limited. Mr. Joseph has undergraduate degrees in science (pre-medicine), finance (accounting and commercial law) and marketing from the University of Queensland in Australia, and is a qualified Certified Public Accountant in Australia.

Brad McCarthy.  Mr. McCarthy joined us as Chief Financial Officer and Director in February 2010, and was appointed Chief Operating Officer of Parnell Manufacturing Pty Ltd, one of our wholly-owned subsidiaries, in 2012. Prior to joining us, Mr. McCarthy worked in several positions with subsidiaries of SIRVA, Inc., formerly Allied Worldwide, a privately owned moving industry company, including as Chief Financial Officer from 2007 to 2010, and Head of Forecasting, Planning and Analysis, Europe, of Pickfords Removals, a former subsidiary company of SIRVA, Inc. Earlier in his career Mr. McCarthy served in financial and accounting positions with Centrica PLC, a multinational utility company, and Volkswagen Group Australia Pty Ltd, a subsidiary of Volkswagen Group, a manufacturer of passenger and commercial vehicles. Mr. McCarthy began his career as a financial accountant with Beale Gaertner Young, an Australian accounting firm. He has undergraduate degrees in science (pharmacology and physiology) from the University of Queensland, as well as degrees in accounting (accounting and corporate law) and management from Macquarie University in Australia. He is also a Certified Public Accountant in Australia.

Matthew Musselman.  Mr. Musselman joined us in January 2014 as our Chief Commercial Officer. From April 2004 until December 2013, he was the Executive Director of the companion animal and equine business segments at Boehringer Ingelheim Vetmedica, Inc., the U.S. animal health division of Boehringer Ingelheim Corporation, a producer of human pharmaceuticals and animal health products. Prior to his time with Boehringer Ingelheim Vetmedica, Inc., he worked with Farmland Industries, Inc., a manufacture of dairy nutrition and animal health products, where he was the Director of its Dairy Division for ten years.

Robert Hunter.   Dr. Hunter joined us as Chief Scientific Officer in May 2014. From 2004 until May 2014, Dr. Hunter served in various Research and Development roles with Elanco, a division of Eli Lilly and Company, a global pharmaceutical company, most recently as Principal Consultant Emerging Market Regulatory. Prior to joining Elanco, Dr. Hunter was an Assistant Professor of Veterinary Pharmacology with Kansas State University from 2000 to 2004. From 1995 to 2000, Dr. Hunter was a Research Associate with Louisiana State University. Dr. Hunter also worked as a research scientist at Pfizer, Inc., a multinational pharmaceutical corporation, from 1991 to 1996. Dr. Hunter has a Bachelor of Science degree in Animal Science from Angelo State University in Texas, a master’s degree in Veterinary Physiology from Texas A&M University, and a doctorate in veterinary pharmacology from Louisiana State University.

Directors

On September 8, 2014, the company appointed new independent directors, David Greenwood and Phyllis Gardner, and our previous independent directors, Andrew Want and Peter Molloy, resigned. The current board of directors comprises executive officers, Mr. Robert Joseph and Mr. Brad McCarthy and the following directors:

Alan Bell.  Mr. Bell has been our Director and Chairman since 2006. From July 1986 until 2006, he was the sole owner and Managing Director of Parnell Laboratories (Aust) Pty Ltd, our legacy entity. Earlier in his career, Dr. Bell worked in private veterinary practice for eight years. He received his bachelor of veterinary science degree from the University of Queensland in Australia, and is a member of the Australian Institute of Company Directors.

David Greenwood. Mr. Greenwood is Executive Chairman of Corium International, a Menlo Park, California company.  He is the former President, Chief Executive Officer, Chief Financial Officer and Director of Geron Corporation. He was also Chairman of Geron’s wholly-owned UK subsidiary, Geron Bio-Med Limited. Mr. Greenwood has served as Chairman of TA Therapeutics, Ltd., a Hong Kong company, as Chairman and a Director of ViaGen, Inc. an Austin, Texas company and a Director of Clone International, an Australian company. He also served on the Board of Regents for Pacific Lutheran University, on the Executive Committee and Chairman of the Development Committee. From 1979 until 1995, Mr. Greenwood held various positions with J.P. Morgan & Co. Incorporated, an international banking firm. Mr. Greenwood holds a B.A. from Pacific Lutheran University and a M.B.A. from Harvard Business School.

Phyllis Gardner, M.D. Dr. Gardner has over 35 years of experience in academia, medicine and the healthcare industry. She began her professional career in 1984 at Stanford University, where she has held several positions including Senior Associate Dean for Education and Student Affairs and remains today as tenured Professor of Medicine. Her primary focus at Stanford today is as advisor to Stanford Students for Biodesign and course director of biopharmaceutical and medical innovation courses. From 1994 to 1998, she took a leave of absence as the Vice President of Research and Head of ALZA Technology Institute, a major drug delivery company. Phyllis currently serves on the Board of Fellows at Harvard Medical School and is a member of the Advisory Council on Education and the Campaign Steering Committee.  She has conducted extensive research in cell biology and gene therapy, is widely published in the fields of cell biology and pharmacology, and has received numerous national awards and honors recognizing her academic and professional accomplishments.

Phyllis holds a Bachelor of Science degree from the University of Illinois and a Doctor of Medicine degree from Harvard Medical School.  She trained in internal medicine at Massachusetts General Hospital, followed by Chief Residency at Stanford University Hospital and post-doctoral fellowships at Columbia University and University College London.  In addition to her academic career, she served as the medical advisor and then vice-president of research for Alza Pharmaceuticals (on leave of absence from Stanford) at Alza Pharmaceuticals from 1994-1996, and as an adjunct partner and/or partner at Essex Woodlands, a private equity company focused on the health science industry, where she was affiliated for 15 years.  She has served as the co-founder of three companies, as well as director of multiple private and public companies, the latter of which include Corium International and Revance Therapeutics, Inc.

As previously disclosed Mr. Want and Mr. Molloy resigned from the board on, and served as independent directors until September 8, 2014.

Board of Directors

Our Board of Directors currently consists of five members, including our Chief Executive Officer and Chief Financial Officer. We believe that each of our current directors has relevant industry experience. Our Constitution specifies that there must be a minimum of one director and a maximum of ten, and our Board of Directors may determine the number of directors within those limits. Our directors serve until removed by us by resolution.

Our Board of Directors has established delegated limits of authority, which define the matters that are delegated to management and those that require Board of Directors approval. Our non-executive directors do not have any service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. Our executive directors, as employees, have entered into employment agreements with us that provide for certain benefits upon termination of employment, as discussed in “Employment Agreements with Executive Officers.”

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, nor are we aware of, any voting agreements among our shareholders. In addition, no family relationships exist among our directors and executive officers.

6.B.           Compensation

Compensation

Our Board of Directors recognizes that the attraction and retention of high-caliber directors and executives with appropriate incentives is critical to generating shareholder value. We have designed our compensation program to provide rewards for individual performance and corporate results and to encourage an ownership mentality among our executives and other key employees.

The non-executive directors receive an annual fee for board membership and committee chairmanships and are eligible persons under the Omnibus Equity Incentive Plan. Directors do not receive any other benefits or incentive.

In the fiscal year ended June 30, 2014, the aggregate remuneration we paid to our directors and senior management, including salary, retirement contributions (if applicable), and cash bonuses paid under our quarterly and annual bonus scheme was AUD$1.7 million.

Bonuses

We currently operate a cash bonus plan for all employees, excluding our Chief Executive Officer and Chief Financial Officer. This plan operates each calendar year, and is based on the performance of the company against the annual Board-approved business plan. Each quarter, a target bonus of 10% of that quarter’s salary is paid based on the company performance to plan for sales and operating profit (stated as EBITDAOI). All employees are paid at the same rate based on company performance, except in the fourth quarter of the calendar year where each employee’s bonus is determined for that quarter based on the performance management plan review which is conducted by the senior management team in January of the following year. In addition, during the annual reviews and based on overall company performance, the Chief Executive Officer and Chief Financial Officer have the discretion to award annual bonuses to some or all of the staff.

2014 Omnibus Equity Incentive Plan

We adopted an omnibus equity incentive plan during the year ended June 30, 2014. The plan provides us flexibility to grant a variety of share-based awards to incentivize our employees, officers, consultants and members of our board of directors. Under the plan, we are able to grant share options, share awards, share units, performance-based awards and other share-based awards.

We have reserved a total of 1,500,000 ordinary shares for issuance under the equity incentive plan, subject to adjustment for changes in capitalization as provided in the plan. Shares underlying awards that are cancelled, forfeited, expired, terminated unearned or settled in cash will be returned to the plan and may be used for future awards.

The plan is administered by our compensation committee. The compensation committee has full power to select the individuals to whom awards are granted and to determine the specific terms and conditions of each award, subject to the provisions of the plan.

The following is a brief summary of the types of awards that may be granted under the plan:

Share Options.  Share options represent a right to purchase a specified number of ordinary shares from us at a specified price during a specified period of time. Share options granted under the plan will have an exercise price that is not less than the fair market value of an ordinary share on the date of grant. Options will be exercisable at times and under conditions as determined by the compensation committee, but in no event will they be exercisable later than ten years from the date of grant.

Share Awards.  Share awards may be unrestricted, or vested, at grant or restricted shares. Restricted shares are actual ordinary shares that are issued to a participant, but that are subject to forfeiture if the participant does not remain employed by us for a certain period of time and/or if certain performance goals are not met. Except for these restrictions and any others imposed by the compensation committee, the participant will generally have all of the rights of a shareholder with respect to the restricted shares, including the right to vote the shares, but will not be permitted to sell, assign, transfer, pledge or otherwise encumber the shares before the risk of forfeiture lapses.

Share Units.  Share units may be unrestricted, or vested, at grant or restricted share units. An award of restricted share units represents a contractual obligation of the Company to deliver a number of ordinary shares, an amount in cash equal to the fair market value of the specified number of shares subject to the award, or a combination of shares and cash, upon vesting. Until our ordinary shares are issued to the participant in settlement of share units, the participant does not have any rights of a shareholder with respect to the underlying shares. Vesting of restricted share units may be subject to performance goals, the continued service of the participant or both. The compensation committee may provide that dividend equivalents will be paid or credited with respect to restricted share units.

Performance-Based Awards.  An award of performance shares refers to ordinary shares or share units that are expressed in terms of our ordinary shares, the issuance, vesting, lapse of restrictions or payment of which is contingent on performance as measured against predetermined objectives over a specified performance period. An award of performance units refers to dollar-denominated units valued by reference to designated criteria established by the compensation committee, other than our ordinary shares, whose issuance, vesting, lapse of restrictions or payment is contingent on performance as measured against predetermined objectives over a specified performance period. The compensation committee will determine whether the award will be settled in cash or ordinary shares.

Other Share-Based Awards.  The compensation committee may also grant any other award that is valued in whole or in part by reference to, or is otherwise based upon, our ordinary shares.
Adjustments may be made to outstanding awards in the event of a corporate transaction, change in capitalization or other extraordinary event as described in the plan. In the event of a “change in control” (as defined in the plan), outstanding awards will terminate upon the effective time of the change in control unless the awards are assumed or substituted by the acquirer in the transaction. If a time-based award will terminate upon the effective time of a change in control, generally, the award will become fully vested and option holders will be permitted to exercise their options immediately before the change in control. Performance-based awards that will terminate in connection with a change in control will become vested with respect to the performance period in which the change in control occurs as if the target level of performance had been achieved, unless greater vesting is provided in the applicable award agreement.

Our board of directors or compensation committee may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights of a participant under an outstanding award unless the participant consents or such action is required to comply with law, exchange rules, or accounting rules. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors or compensation committee, the plan will expire ten years from the date the plan is adopted.

Contributions to retirement plans

Our employees in Australia receive retirement contributions at the superannuation guarantee contribution amount required by the Australian government, which was 9.25% as of July 1, 2014. We are not required to set aside any amount to meet future retirement benefit obligations.

Employment Agreements with Executive Officers

Our executive directors, Mr. Joseph and Mr. McCarthy, have entered into employment agreements with us which provide for certain benefits in the event of a termination of their employment with us. In the event that we terminate our employment with either of Mr. Joseph or Mr. McCarthy without the requisite notice, Mr. Joseph or Mr. McCarthy would be entitled to six months’ salary continuation in lieu of notice of termination.

6.C.           Board Practices

In accordance with the exception available to foreign private issuers under the NASDAQ Stock Market rules, we do not intend to immediately follow the requirements of the NASDAQ Stock Market rules with regard to having a majority of independent directors on our Board of Directors. We have commenced the process of identifying suitable independent director candidates to establish a majority-independent board in the future.

Our Board of Directors is currently composed of five members, all of whom serve terms that extend to the next annual meeting of stockholders and until their successors are duly elected and qualified or until their earlier resignation or removal. Mr. Greenwood and Dr. Gardner, both of whom took office on September 8, 2004, qualify as independent directors in accordance with the published listing requirements of the NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not for at least three years, been one of our employees, or has engaged in, or have had a family member engage in, a number of different transactions with the Company. In addition, Mr. Greenwood and Dr. Gardner satisfy the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations, which define independence, in this context, to mean a non-executive director who is not a member of management and who is free from any business or other relationship that could, or could reasonably be perceived to, materially interfere with the independent director’s judgment.  Mr. Bell, Mr. Joseph and Mr. McCarthy do not qualify as independent directors under NASDAQ or ASX rules.

Mr. Want and M. Molloy, each of whom served on the board until September 8, 2014, satisfied the NASDAQ and ASX independence requirements during their terms of office.  Each of them was in office on June 30, 2014.

None of our directors is a party to a service contract that provides for benefits upon termination of service.

Audit Committee

Our Audit Committee consists of three members, appointed by the Board of Directors: David Greenwood, chairperson, Alan Bell, and Phyllis Gardner, Mr. Greenwood and Dr. Gardner are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and accounting practices. In addition, the committee oversees, reviews and acts on and reports on various risk management matters to our Board of Directors. As of June 30, 2014, and until their resignations on September 8, 2014, Mr. Want and Mr. Molloy served as independent directors on the Audit Committee.

Compensation Committee

Our Compensation Committee consists of two members, appointed by the Board of Directors: Phyllis Gardner, chairperson and David Greenwood, both of whom are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various remuneration matters to our Board of Directors.  As of June 30, 2014, and until their resignations on September 8, 2014, Mr. Want and Mr. Molloy served as independent directors on the Compensation Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of two members, appointed by the Board of Directors: Phyllis Gardner and David Greenwood, identifies, evaluates and recommends qualified nominees to serve on our Board of Directors, develops and oversees our internal corporate governance processes, and maintains a management succession plan.  As of June 30, 2014, and until their resignations on September 8, 2014, Mr. Want and Mr. Molloy served as independent directors on the Nominating and Corporate Governance Committee.

6.D.           Employees

As of June 30, 2014, we had 51 employees including 33 employees based in Australia, 1 in New Zealand and 17 in the U.S., including 13 in the Kansas City office. We have approximately 12 employees in Sales & Marketing, 5 in R&D, Scientific Affairs & Regulatory, 24 in Manufacturing and 10 Finance, Executive, HR and Administration.

Collectively, our management has over 150 years of animal health and pharmaceutical industry experience, with much of the senior management team having been with us in their current roles for between five and 20 years. We have developed an effective organizational structure that has proven successful over many years. Recently, we expanded our Sales and Marketing department and our Scientific Affairs department, which encompasses R&D, clinical trials and regulatory.

We plan to significantly increase our US based employees in the areas of Sales and Marketing, Digital Technology, Scientific Affairs, which encompasses R&D, clinical trials and regulatory and Administration including the appointment of a General Counsel.  These new positions will support the continued expansion of our capabilities in drug development and commercialization, in particular in preparation for the launch of our companion animal products in 2015 and beyond.  We anticipate that we will add 13 new positions by the end of 2014 and a further 20 to 60 new positions over 2015 and 2016 depending on the progress of various projects.

6.E.           Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of June 30, 2014 and as adjusted to reflect the sale of our ordinary shares in this offering, by:

●	each of our directors and executive officers individually;

●	all of our directors and executive officers as a group; and

●	each other selling shareholder in this offering.

Beneficial ownership generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 13,283,722 of our ordinary shares outstanding as of June 30, 2014.

Unless otherwise noted, the principal address of each of the directors, officers and related entities listed below is Parnell Pharmaceuticals Holdings Ltd, Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015 Australia.

	2014 Ordinary Shares
	Number		Percent
Alan R. Bell	5,199,504	(1)	39.1%
Robert T. Joseph	957,730	(2)	7.2%
Brad R. McCarthy	556,537	(3)	4.1%
Matthew Musselman	-		-
Robert Hunter	-		-
David Greenwood	-		-
Phyllis Gardner	-		-
* On September 8, 2014, the company appointed new independent directors, David Greenwood and Phyllis Gardner, and our previous independent directors, Andrew Want and Peter Molloy, resigned.

(1)	Includes 5,199,502 shares held by Pinehill Pty Ltd. Pinehill Pty Ltd, which is beneficially owned by, and is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director.

(2)
Includes 34,680 shares held by RT Joseph Holdings Pty Ltd ATF Joseph Superannuation Fund. Mr. Joseph and his spouse are directors of RT Joseph Holdings Pty Ltd, the corporate trustee of Joseph Superannuation Fund, an Australian-domiciled retirement savings fund of which Mr. Joseph and his spouse are beneficiaries.

(3)
Includes 507,687 shares held by McCarthy B&J Pty Ltd ATF McCarthy B&J Family Trust, 30,608 shares held by McCarthy B&J Superfund Pty Ltd ATF McCarthy B&J Superfund, and 18,242 shares held by Mr. McCarthy’s spouse. Mr. McCarthy’s spouse is the sole director of McCarthy B&J Pty Ltd, the corporate trustee of (i) McCarthy B&J Family Trust, a discretionary trust of which Mr. McCarthy and his spouse are beneficiaries, and (ii) McCarthy B&J Superfund, an Australian-domiciled retirement savings fund of which Mr. McCarthy and his spouse are beneficiaries.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be.

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except that Pinehill Pty Ltd sold shares to 17 other current shareholders, as described in “Related Party Transactions.”

Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the ordinary shares listed, subject to community property laws where applicable.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.           Major Shareholders

The table in Section “ITEM 6.E. Share Ownership” above sets forth the beneficial ownership of our ordinary shares as of June 30, 2014 held by each person known to us to have 5.0% of more beneficial share ownership based on an aggregate of 13,283,722 ordinary shares outstanding as of that date.

All of our shares, both issued and unissued, are ordinary shares of the same class and rank equally as to dividends, voting powers and participation powers.  Accordingly, there are no special voting powers held by our major shareholders.

We are an Australian public company limited by shares with shareholders in Australia, the United States and other foreign jurisdictions.  We are not controlled by any foreign governments or other person.  We are not aware of any arrangements that would result in a change of control of our Company.

As of June 30, 2014, we had 13,283,722 ordinary shares issued and outstanding to approximately 233 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number or record holders because a large portion of our outstanding ordinary shares are held in broker “street” names for the benefit of individual investors or other nominees.  Management believes that the U.S. shareholders hold approximately 47% of our outstanding ordinary shares.  In addition to these record holders there may be more persons located in the U.S. holding our ordinary shares in “street’ name.

7.B.           Related Party Transactions

Loans

In 2009, Parnell Corporate Services Pty Ltd, or Parnell Corporate, a wholly-owned subsidiary of the Company, entered into certain Australian tax-compliant loan transactions with members of our senior management. On August 25, 2009, Parnell Corporate entered into a loan agreement with Deborah Fitzgerald, our Vice President, Global Sales, in the principal amount AUD$17,000. On August 31, 2009, Parnell Corporate entered into a loan agreement with Fenella Cochrane, our Vice President, Scientific Affairs, in the principal amount of AUD$27,000. On September 3, 2009, Parnell Corporate entered into a loan agreement with Robert Joseph, our President and Chief Executive Officer, in the principal amount of AUD$50,000. Under the terms of each loan agreement, the interest rate is equal to the statutory rate under the Australia Fringe Benefit Tax Act of 1986, or 5% to 8%, and the interest, calculated daily and accumulated monthly. The principal and interest on each loan is due and payable within 30 days written notice of repayment by the borrower, or upon termination of the borrower’s employment with us. As of June 30, 2013, the following amounts were outstanding under each of the loan agreements: Ms. Fitzgerald, AUD$21,922; Dr. Cochrane, AUD$34,731 and Mr. Joseph, AUD$64,064. These amounts also represent the largest amounts outstanding under each loan agreement during the prior three years.

As of May 9, 2014, each loan described above has been paid in full.

Bonds:

In March 2011, we issued to certain qualified subscribers 6,250,000 convertible bonds (with an effective interest rate of 12%) for an aggregate offering price of USD$6,250,000. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as Brad McCarthy, our Chief Financial Officer, and certain of his relatives, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 400,000 bonds for an aggregate of USD$400,000 and Brad McCarthy and his relatives purchased 275,000 bonds for an aggregate of USD$275,000. In January 2014, we provided each bondholder a notice to redeem the bonds in accordance with the 2011 Terms for Subscription. Following the notice to redeem, and pursuant to the election of the bondholders, 625,047 Class CB shares were issued, and payments of USD$3,957,895 were made to bondholders. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on March 24, 2011.

Between February and September 2013, we issued to certain qualified subscribers 4,300,000 2013 Parnell Bonds (with an interest rate of 10%) for an aggregate offering price of $AUD4,300,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on February 8, 2013. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as certain relatives of Brad McCarthy, our Chief Financial Officer, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 625,000 bonds for an aggregate of $AUD625,000 and Brad McCarthy’s relatives purchased 960,000 bonds for an aggregate of $AUD960,000. The bonds mature between February and September 2015, but may be redeemed early by us or by the bondholder in accordance with the Conditions of 2013 Bonds. The Bonds were issued with a stapled warrant which converted into 140,075 ordinary shares of the Company, pursuant to the election of the bondholders on May 20, 2014.

Lease

On June 27, 2011, Parnell Manufacturing Pty Limited, or Parnell Manufacturing, a wholly-owned subsidiary of the Company, entered into a lease for 11,550 square feet of office space and 20,161 square feet of manufacturing space at Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015, Australia. The lessor, Helion Properties Pty Ltd, is controlled by Alan R. Bell, our Chairman. The initial ten-year term of the lease began on January 1, 2011. Parnell Manufacturing has an option to renew the lease for up to two terms of five years each by providing notice in writing between three and 12 months prior to the expiration of the initial term of the lease. The base rent for this property is AUD$443,445 per annum, plus Goods and Services Tax of 10%, payable monthly. The rent is subject to two market review dates during the initial term to determine the prevailing market rent for the premises, and may be adjusted accordingly. The lease may be terminated by mutual agreement of the Company and Helion Properties Pty Ltd or in certain events of breach by either party.

Transactions with Shareholders

Beginning on February 18, 2014, Pinehill Pty Ltd sold an aggregate of 513,972 Class A shares of the Company to 17 shareholders of the Company. Pinehill Pty Ltd is beneficially owned by, and is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director.

Loan Guarantee

Parnell Manufacturing entered into an Offer to Hire Agreement with Esanda Equipment Finance, or Esanda, in January 2011 to finance certain manufacturing equipment. Pursuant to this agreement, Esanda requires third parties to guarantee Parnell Manufacturing’s obligations thereunder. In addition to several of our subsidiaries, the guarantors under this agreement include Dr. Bell in his individual capacity, and Pinehill Pty Ltd, an entity beneficially owned by, and which is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director.

7.C.           Interests of Experts and Counsel

Not applicable

ITEM 8.     FINANCIAL INFORMATION

8.A.           Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Australian Dollars (AUD) and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

See our audited financial statements for the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012 are included under Item 18 of this annual report.

Legal Proceedings

We are not currently a party to any other material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation.

8.B. Significant Changes

Since June 30, 2014, the date of our most recent financial statements there have been no significant changes except for the matter described below:

Subsequent to year end, in July 2014, the Group completed a licensing agreement with CIMTECH Pty Ltd, a biotechnology company based in Australia.  The compounds now known as PAR 121 and PAR 122 have shown promise in bone regeneration and dermal regeneration, respectively. The Company has received a license to develop the compounds for the veterinary market with the potential to also seek human drug approvals.  The license is a perpetual and exclusive and provides the Group rights to market any resulting veterinary and/or human drugs as well as a right to sub-license to third parties. In order to retain the license the Group must continue to undertake development of the compounds each year and will bear all costs of; drug development, intellectual property, drug approvals and commercialization. The Group paid AUD$0.1 million as an upfront payment to CIMTECH and may pay up to a further AUD$2.0 million in milestone payments plus a single digit royalty on all Net Revenues received by the Group from all drug sales (veterinary and human).

On September 8, 2014, the company appointed new independent directors, David Greenwood and Phyllis Gardner, and our previous independent directors, Andrew Want and Peter Molloy, stepped down. The current board of directors now comprises; chairman, Dr. Alan Bell, executive officers, Mr Robert Joseph and Mr Brad McCarthy and independent directors, Mr David Greenwood and Dr. Phyllis Gardner.

Also subsequent to our fiscal year-end we notified the lessor of our intent to terminate the lease of 3,800 square feet of space in Overland Park, KS.  On September 12, 2014, the Group entered into an agreement to lease 14,810 square feet of office space in Overland Park, KS.  We will lease this property under a ten-year lease which will commence in November 2014 upon the completion build out.  The lease provides for an option to renew as well as a right of first refusal over additional space on the same level of our building allowing for future expansion.  The landlord provided a building fit out to the value of USD$35 per square foot, as well as a rent abatement for the first six months of the lease term.  In addition to the tenant incentives, we were also provided with an expansion grant by the Department of Commerce in the State of Kansas in light of the expansion of our US Headquarters to accommodate up to 32 new positions to support our future growth.  This incentive provides for a cash grant of USD$400,000 with USD$300,000 upon signing the lease on the new premises and USD$100,000 in twelve months.  There are approximately USD$100,000 in ancillary program incentives and USD$200,000 in tax incentives for a total program incentive of USD$700,000.

ITEM 9.     THE OFFER AND LISTING

9.A.           Offer and Listing Details

On June 18, 2014, the Company completed an initial public offering of 5,000,000 ordinary shares on the NASDAQ at a share price of USD$10.00 per share resulting in proceeds of AUD$53.1 million (USD$50 million).  The proceeds were partially offset by commissions and issuance costs of $5.7 million for net proceeds of $47.4 million (USD$44.6 million).

Since June 18, 2014, our common stock has been traded on The NASDAQ Capital Market.  The following table sets forth the high and low sales for our ordinary shares for the periods indicated as reported on the The NASDAQ Capital Market (Amounts is US Dollars):

Fiscal Year 2014:	High	Low

Fourth Quarter (from June 18, 2014)	$9.48	$6.93

On April 28, 2014, the shareholders and the directors of the Group approved a ten for one consolidation of shares, which had the effect of a reverse share split that became effective on June 6. 2014 when the Australian Securities and Investments Commission (ASIC) alters the registration details of the parent entity. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On April 28, 2014, the shareholders and directors of the Group also approved the conversion of the parent entity to be changed from a proprietary company to a public company limited by shares, with the adoption of a new constitution, a change of name of the parent entity to Parnell Pharmaceuticals Holdings Ltd and the conversion of shares into a single class of ordinary shares.  All of these matters became effective on June 6, 2014 when ASIC altered the registration of the parent entity.

As of June 30, 2014, there were outstanding 13,283,722 shares of our ordinary no par value shares held of record by approximately 223 holders.

9.B.           Plan of Distribution

Not applicable.

9.C.           Markets

On June 18, 2014 our ordinary shares were listed on the NASDAQ Capital Market under the ticker symbol “PARN.”  Prior to this offering we did not list our ordinary shares on any other stock exchange.

9.D.           Selling Shareholders

Not applicable.

9.E.           Dilution

Not applicable.

9.F.           Expense of the Issue

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

10.A.           Share Capital

Not applicable.

10.B.           Memorandum and Articles of Association

Information relating to our Articles of Association is incorporated by reference to the Registration Statement on Form F-1 (File No. 333-196065), as filed with the SEC on May 19, 2014.

10.C.           Material Contracts

Our Commercial Agreements

Supply Agreements

Bachem AG, or Bachem

On September 26, 2011, Parnell Manufacturing Pty Ltd, our wholly-owned manufacturing subsidiary, or Parnell Manufacturing, entered into a non-exclusive Supply Agreement with Bachem to supply us Gonadorelin Acetate, the API in our GONAbreed product. Certain minimum purchases are required by Parnell Manufacturing under the agreement. The agreement contains standard termination provisions and provides for an initial term of seven years, with the right to negotiate subsequent terms beginning upon the sooner of (i) 24 months prior to expiration, or (ii) the supply to Parnell Manufacturing of five kilograms of Gonadorelin Acetate. The per-gram price of the API is set in the agreement, and may be increased by Bachem; however, increases of over 2% require Bachem to provide Parnell Manufacturing with at least 60 days’ advanced notice of the increase, and provide Parnell Manufacturing the right to renegotiate the price. The agreement also contains a provision that limits the supply by Bachem of gonadorelin acetate to any other veterinary products company in the U.S. for five years following approval of our GONAbreed product.

Piramal Healthcare (UK) Ltd, or Piramal

On January 1, 2014, Parnell Manufacturing renewed a Supply Agreement with Piramal to supply Cloprostenol Sodium, the API for our estroPLAN product. The agreement requires Parnell Manufacturing to make an annual minimum purchase of 1,500 grams of API. Any purchases by Parnell Manufacturing in excess of 5,000 grams per calendar year will be provided by Piramal on a best-efforts basis. The agreement contains standard termination provisions and provides for an initial term of four years, with the right to negotiate subsequent terms upon 90 days’ notice prior to expiration. The per-gram price of the API is set in the agreement, and may be reviewed and renegotiated by Parnell Manufacturing and Piramal at any time following January 1, 2016, or following a fluctuation in currency resulting in the U.S. dollar increasing by more than 10% against the base ratio in the agreement equating $1.60 to £1.00.

Distribution Agreements

Elanco, a division of Eli Lilly and Company

In April 2014 Parnell Europe Pty Ltd, our wholly-owned subsidiary, or Parnell Europe, notified Elanco of a breach of the Distribution and Supply Agreement previously entered into with Elanco, to distribute our Zydax product in all countries, excluding Australia. The notice specified that  Elanco had breached the exclusivity provisions with such breach being triggered by their acquisition of Novartis Animal Health and thereby two products that compete against Zydax.  Elanco have made no communication that they have or will cure such breach and therefore Parnell will terminate for an uncured breach which does not bring any post-termination consequences and therefore Parnell expects to retain the $2.0 million in Establishment Fees that were paid by Elanco at inception of the Agreement in 2011.

Vetoquinol Canada, Inc., or Vetoquinol

On September 29, 2009, Parnell North America Pty Ltd, our wholly-owned subsidiary, or Parnell NA, entered into an exclusive Distribution and Supply Agreement with Vetoquinol to distribute our estroPLAN product in Canada. The agreement provides for an initial term of seven years, with automatic renewal for successive terms of three years each, unless earlier terminated.

Under the agreement, Vetoquinol agreed to pay an establishment fee in the amount of CAD$200,000 in connection with Parnell NA seeking regulatory approval for estroPLAN in Canada. In the event Parnell NA is unable to deliver the estroPLAN products due to certain circumstances, including inability of Parnell NA to manufacture estroPLAN, or because regulatory approval of estroPLAN in Canada is withdrawn, Vetoquinol will be entitled to certain liquidated damages not to exceed an aggregate of CAD$200,000.

The agreement also contains minimum annual sales requirements as well as requirements to grow the market for the product which must be met by Vetiquinol. In addition to standard termination provisions, Parnell NA may terminate the agreement if Vetoquinol fails to meet the minimum sales requirements under the agreement for two successive years, or following any business reconstruction, merger or acquisition involving Parnell NA by providing 12 months advance written notice to Vetoquinol.

In-License Agreements

CIMTECH Pty Ltd, or CIMTECH

On March 18, 2014, Parnell Technologies Pty Ltd, our wholly-owned subsidiary, or Parnell Tech, entered into an exclusive, perpetual, and irrevocable worldwide License Agreement with CIMTECH, to develop and commercialize products using certain intellectual property of CIMTECH.  The agreement was completed in July, 2014.

The agreement requires Parnell Tech to pay a modest up-front payment and certain fees upon achievement of regulatory milestones totaling up to $2.0 million, and royalty payments ranging from 10% to 1% depending on the total cost of development and the total annual sales of any approved product.

The agreement provides that all new intellectual property that is developed by Parnell Tech using the patents that Parnell Tech licensed from CIMTECH will be owned by us. CIMTECH will continue to own all patents and applications existing as of the date of the agreement. CIMTECH may only terminate the agreement if Parnell becomes insolvent, materially breaches and does not cure such breach or in the event Parnell Tech does not undertake any development work on a product in a 12 month period.

Financing Arrangements

Partners for Growth III, L.P., or PFG

On October 14, 2011, in connection with a now-terminated credit agreement with PFG, originally for a $10.0 million revolving line of credit, we and our non-U.S. subsidiaries entered into a Revenue Sharing Agreement with PFG. The revenue sharing agreement, which survived the termination of the credit agreement, provides PFG the right to receive revenue payments comprised of 5% of total gross sale revenue, including payments and fees, resulting from all sales or disposals of our estroPLAN and GONAbreed products in the U.S.

The term of the revenue sharing agreement is through June 30, 2021, or until maximum aggregate payments of $3.0 million have been made by us under the agreement. In addition to standard termination provisions, the agreement may be terminated by us at any time upon payment of an early redemption fee of $3.0 million less any revenue payments we have already made. The agreement may also be terminated by PFG following the occurrence of certain events, including our inability to sell our estroPLAN and GONAbreed products in the U.S., and if we experience a change in control, which includes change in the power to exercise or the power to control the exercise of at least half of the voting power of any class of our shares. Upon such termination, PFG is entitled to a minimum payment of $3.0 million.

2013 Parnell Bonds

Between February and September 2013, we issued to certain qualified subscribers 4,300,000 2013 Parnell Bonds (with an interest rate of 10%) for an aggregate offering price of $AUD4,300,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on February 8, 2013. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as certain relatives of Brad McCarthy, our Chief Financial Officer, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 625,000 bonds for an aggregate of $AUD625,000 and Brad McCarthy’s relatives purchased 960,000 bonds for an aggregate of $AUD960,000. The bonds mature between February and September 2015, but may be redeemed early by us or by the bondholder in accordance with the Conditions of 2013 Bonds.

10.D.           Exchange Controls

There are no Australian governmental laws, decrees or regulations that restrict, in a manner material to the Company, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Australia who hold shares of the Company.

10.E.           Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares. This discussion is based on the laws in force as at the date of this annual reportnt, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the U.S. and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations, or any state and local tax considerations within the U.S., and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than or in addition to the U.S. and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

The following discussion is limited to the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of ordinary shares by U.S. holders (as defined below). This discussion applies to U.S. holders that purchase ordinary shares pursuant to the offering and hold such ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of ordinary shares or that such a position would not be sustained. This discussion does not address all of the tax consequences that may be relevant to specific U.S. holders in light of their particular circumstances or to U.S. holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, or persons that own (directly, indirectly or constructively) 10% or more of our equity.

For purposes of this description, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust (i) the administration of which is subject to the primary supervision of a court in the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of ordinary shares that is not a U.S. holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ordinary shares should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. holder that receives a distribution with respect to ordinary shares generally will be required to include the U.S. dollar value of the gross amount of such distribution (before reduction for any Australian withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. holder is not a dividend because it exceeds the U.S. holder’s pro rata share of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. holder’s ordinary shares, the remainder will be taxed as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

The U.S. dollar value of any distribution on ordinary shares paid in Australian dollars, including any Australian withholding taxes, should be calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of such distribution, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt of the distribution, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss. If Australian dollars so received are not converted into U.S. dollars on the date of actual or constructive receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Subject to the passive foreign investment company rules, certain distributions treated as dividends that are received by non-corporate U.S. holders from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. We expect to be considered a qualified foreign corporation with respect to our ordinary shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the U.S. and because our ordinary shares are listed on the NASDAQ. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisors.

The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. holders who meet certain modified adjusted gross income thresholds.

Dividends received by a U.S. holder with respect to ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld by us for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations - Taxation of Dividends.”

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. This gain or loss recognized on a sale, exchange or other disposition of ordinary shares generally will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the U.S. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See “Australian Tax Considerations - Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company Considerations

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock of, a passive foreign investment company, or PFIC. A foreign corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2014. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ended June 30, 2015. Even if we determine that we are not a PFIC after the close of our taxable year ended June 30, 2014, there can be no assurance that the IRS will agree with our conclusion. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC. Our U.S. counsel expresses no opinion with respect to our PFIC status in any prior taxable year or the current taxable year ended June 30, 2014 and also expresses no opinion with respect to our predictions regarding our PFIC status in the future.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution.

Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●
the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, individual shareholders will be denied a “step up” in the tax basis of any shares in a PFIC at death.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder of ordinary shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

If a U.S. holder owns ordinary shares during any year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. U.S. holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to our ordinary shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ordinary shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election to elect out of the tax treatment discussed above. If a valid mark-to-market election for the ordinary shares is made, the electing U.S. holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the holder’s taxable year over the adjusted basis in such ordinary shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on an applicable exchange or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Ourordinary shares are listed on the NASDAQ and actively traded, as such mark-to-market election would be available to you were we to be or become a PFIC.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Medicare Tax

With respect to taxable years beginning on or after January 1, 2013, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare surtax, or “net investment income tax,” on unearned income. For individuals, the additional net investment income tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes, among other things, passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional net investment income tax resulting from their ownership and disposition of ordinary shares.

Foreign Asset Reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in our common stock, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our common stock.

Backup Withholding Tax and Information Reporting Requirements

U.S. holders that are “exempt recipients” (such as corporations) generally will not be subject to U.S. backup withholding tax and related information reporting requirements on payments of dividends on, and the proceeds from the disposition of, ordinary shares unless, when required, they fail to demonstrate their exempt status. Other U.S. holders (including individuals) generally will be subject to U.S. backup withholding tax at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares if they fail to furnish their correct taxpayer identification number or otherwise fail to comply with applicable backup withholding requirements. Information reporting requirements generally will apply to payments of dividends on, and the proceeds from the disposition of, ordinary shares to a U.S. holder that is not an exempt recipient. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

U.S. holders are urged to contact their own tax advisors as to their qualification for an exemption from backup withholding tax and the procedure for obtaining this exemption.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. This discussion represents the opinion of Atanaskovic Hartnell, our Australian counsel. It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, share traders holding shares as trading stock). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be `franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Unfranked dividends payable to non-Australian resident shareholders that are not operating from an Australian permanent establishment (Foreign Shareholders) will be subject to dividend withholding tax, to the extent the dividends are Australian sourced. Unfranked dividends which are foreign sourced and declared to be conduit foreign income, or CFI, should not be subject to dividend withholding tax. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement, or DTA, and qualifies for the benefits of the treaty. Under the provisions of the current DTA, between Australia and the U.S., the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the U.S. is beneficially entitled is limited to 15%.

If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Capital Account
Foreign Shareholders who hold shares on capital account will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The DTA between the U.S. and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. We note that a bill was passed by both houses of the Australian Parliament in June 2013 to remove the 50% discount for foreign resident individuals on gains accrued after May 8, 2012. Companies are not entitled to a discount on capital gains tax. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Revenue Account

Some Foreign shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% (with respect to the income year from July 1, 2013 to June 30, 2014. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the DTA between the U.S. and Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the U.S., under those countries’ domestic taxation laws, the shareholder’s residency status for tax purposes will be determined by the provisions of the DTA between the U.S. and Australia. Tax consequences follow from the determination of residency status of the shareholder. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No stamp duty is payable by Australian residents or foreign residents on the issue and trading of shares that are quoted on NASDAQ at all relevant times and the shares do not represent 90% or more of all issued shares in the Company.

Australian Death Duty

Australia does not have estate or death duties. As a general rate, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Goods and Services Tax, or GST

The issue or transfer of shares to a non-Australian resident investor will not incur Australian GST. Foreign shareholders may not be entitled to input tax credits for GST included in the price of services, if any, associated with the purchase of shares.

10.F.           Dividends and Paying Agents

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

10.G.           Statement by Experts

Not applicable.

10.H.           Documents on Display

Publicly filed documents concerning our Company which are referred to in this Annual Report may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room at the SEC’s principal office, 100 F Street, N.E., Washington D.C. 20549, after payment of fees at prescribed rates.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval or EDGAR, system. We have made all our filings with SEC using the EDGAR system.

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the Annual Report, are also available to you on the SEC’s website at http://www.sec.gov.

Information may also be found on the Investor Relations section of our website at http://investors.parnell.com/.

10.I.           Subsidiary Information

Not applicable.

PART II
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange rates

A substantial portion of our current revenues and costs are exposed to changes in foreign exchange rates. Our products are sold in 14 countries predominantly under U.S. dollar denominated contracts. We do however have sales in Canadian dollars, New Zealand dollars and Australian dollars. As a result, our revenues are influenced by changes in foreign exchange rates. In fiscal year 2013, approximately 74% of our revenues were denominated in foreign currencies (non-Australian dollars): 46% in U.S. dollars, 22% in Canadian dollars and 6% in New Zealand dollars. In 2014, approximately 71% of our revenues were denominated in foreign currency (non-Australian dollars): 46% in U.S. dollars, 15% in Canadian dollars and 10% in New Zealand dollars. We seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and implementing both U.S. dollar and Australian dollar denominated debt liabilities to offset exposure from U.S. dollar and Australian dollar denominated revenues. Additionally, we occasionally secure forward foreign exchange contracts against known foreign currency receipts. Going forward, we will evaluate if a similar approach to managing foreign exchange risk is appropriate for our company. Exchange rate fluctuations may also have an impact beyond our reported financials and directly impact operations. These fluctuations may affect the ability to buy and sell our goods and services between markets impacted by significant exchange rate variances.

Refer to the Notes to Consolidated Annual Financial Statements - Note 22 Financial Risk Management for additional disclosures related to market risk.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modifications to shares

Prior to consummating our initial public offering, our capital consisted of six classes of shares carrying different rights, as determined by our Board of Directors in accordance with our Constitution. On April 28, 2014, our Board of Directors and shareholders approved a resolution authorizing the consolidation of all outstanding shares of each class into a single class of ordinary shares, which became effective June 6, 2014 when the Australian Securities and Investments Commission altered the details of our corporate entity. The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, Australian common law, the Corporations Act and other applicable law. A general description of some of the rights and restrictions attaching to our ordinary shares are summarized below. The following description of our constitution and our ordinary shares is a summary of the material rights and restrictions applicable to our ordinary shares. We encourage you to read our Constitution, which is included as an exhibit to this annual report.

In connection with this initial public offering on April 28, 2014, we have converted our corporate status under the Australia Corporations Act 2001 (Cth), or Corporations Act, from a proprietary company limited by shares to that of a public company limited by shares, which became effective on June 6, 2014 when the Australian Securities and Investments Commission altered the registration details of our corporate entity. We are applying to list our ordinary shares on The NASDAQ Global Market.

The Australian law applicable to our Constitution is not significantly different from charter documents for a U.S. company, except that we do not have a limit on our authorized share capital, and the concept of par value is not recognized under Australian law. Further differences are discussed under “Our Constitution.” Subject to restrictions on the issue of securities in our Constitution, and the Corporations Act and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determines.

Use of Proceeds

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ at a share price of USD$10.00 per share resulting in proceeds of AUD$53.1 million (USD$50.0 million).  The proceeds were partially offset by commissions and issuance costs of $5.7 million (USD$5.4 million) for net proceeds of $47.4 million (USD$44.6 million).

In June 2014 the Company repaid the term loan balance of approximately USD$26.75 million, inclusive of interest of USD$1.75 million, from the proceeds of the initial public offering.

We have in excess of AUD$18 million net proceeds remaining as of June 30, 2014.  The intended use of these proceeds has not changed from the information mentioned in the offer document.

ITEM 15.  CONTROLS AND PROCEDURES

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Annual Report on Form 20-F, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2014.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) identified in connection with the evaluation of our internal control over financial reporting performed during the fiscal year ended June 30, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At June 30, 2014, our Audit Committee consisted of three members, appointed by the Board of Directors: Peter Molloy, chairperson, Alan Bell, and Andrew Want, of which Messrs. Molloy and Want were independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accounts, the performance of our independent accountants and accounting practices. In addition, the committee oversees, reviews and acts on and reports on various risk management matters to our Board of Directors.

Our Board determined that Mr. Want qualified as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to the audit committee for the fiscal year ended June 30, 2014. Subsequent to his resignation and the appointment of new U.S. -based Board and Audit Committee members, Mr. Greenwood and Dr. Gardner, the Board determined that Mr. Greenwood qualifies as an “audit committee financial expert.”  See “Item 6. Directors, Senior Management and Employees - 6.A. Directors and Senior Management” for their experience and qualifications.

ITEM 16B.  CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, executive officers, senior management and employees.  The Code of Business Conduct and Ethics focuses on the manner in which the Company and its employees should establish and maintain its relationship with government bodies. Further, a corporate communications and disclosure policy is established by the Company that will ensure compliance with the Code of Business Conduct and Ethics and any material information relating to the Company or the group is accurately communicated to interested parties.

We have posted the code on our website at http://investors.parnell.com/corporate-governance.cfm. Information contained in our website does not constitute a part of this Annual Report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Australia has served as our independent registered public accountant for each of the years ended June 30, 2014, June 30, 2013 and June 30, 2012 for which audited statements appear in this Annual Report. The following table shows the aggregate fees for the professional services and other services rendered by fiscal year:

Remuneration of Auditors

	2014 AUD$	2013 AUD$
Remuneration of the auditor of the parent entity, PricewaterhouseCoopers Australia, for:
Audit fees	425,000	93,000
Audit related fees	389,950	-
Tax fees	101,458	22,000
All other fees	-	-
Total remuneration of PricewaterhouseCoopers Australia	916,408	115,000

Audit fees consist of fees for the audit of our consolidated financial statements, the review of the unaudited interim financial statements included in our registration statement on Form F-1 and other professional services provided in connection with statutory and regulatory filings or engagements.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under “Audit Fees.  These fees are for services associated with our initial public offering.

Tax fees comprise fees for a variety of permissible services relating to tax compliance, tax planning, and tax advice.

Pre-Approval Policies and Procedures

All services to be performed by our auditor must be approved in advance by the Audit Committee.  The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing these services.  This policy requires pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not applicable.

ITEM 16F.  CHANGES IN THE REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Implications of Being an Emerging Growth Company

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period.

Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of ordinary shares;

●	the last day of our fiscal year in which we have annual gross revenue of USD$1.0 billion or more;

●	the date on which we have, during the previous three-year period, issued more than USD$1.0 billion in non-convertible debt; and

●
the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of ordinary shares held by non-affiliates of USD$700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”

ITEM 18.   FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated statements of income/(loss) and comprehensive income/(loss)
•	Consolidated balance sheets
•	Consolidated statements of changes in equity
•	Consolidated statements of cash flows
•	Notes to the Consolidated Financial Statements

ITEM 19.   EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.11
Constitution of Parnell Pharmaceuticals Holdings Ltd. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 4, 2014)

4.1
Distribution and Supply Agreement, dated as of September 29, 2009, by and between Parnell North America Pty Ltd and Vetoquinol Canada, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.2
Distribution and Supply Agreement, dated as of February 9, 2011, by and between Parnell Europe Pty Ltd and Elanco, a division of Eli Lilly and Company. (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.3
Distribution and Supply Agreement Amendment 1, dated as of December 2, 2011, by and between Eli Lilly and Company and Parnell Europe pty Ltd. (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.4
Lease Agreement, dated as of June 27, 2011, by and between Parnell Manufacturing Pty Ltd and Helion Properties Pty Ltd. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on May 19, 2014)*

4.5
Supply Agreement, dated as of September 26, 2011, by and between Parnell Manufacturing Pty Ltd and Bachem A.G. (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.6
Employment Agreement, dated as of February 1, 2011, by and between Parnell Pharmaceuticals Holdings Ltd and Robert Joseph~~.~~ (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.7
Employment Agreement, dated as of February 1, 2011, by and between Parnell Pharmaceuticals Holdings Ltd and Brad McCarthy~~.~~ (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.8
Lease Agreement, dated as of March 6, 2013, by and between Parnell, Inc. and UCM/SREP-Corporate Woods, LLC. (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on May 19, 2014)*

4.9
Supply Agreement, dated December 3, 2013, by and between Parnell Manufacturing Pty Ltd and IDT Australia Ltd. (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.10
Credit Agreement, dated as of January 23, 2014, by and among Parnell Pharmaceuticals Holdings Ltd, Parnell, Inc. and SWK Funding LLC. (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.11
Supply Agreement, dated of January 1, 2014, by and between Parnell Manufacturing Pty Ltd and Piramal Healthcare (UK) Ltd. (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.12
License Agreement, dated as of March 18, 2014, by and between Parnell Technologies Pty Ltd and CIMTECH Pty Ltd. (incorporated by reference to Exhibit 10.12 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.13
Revenue Sharing Deed dated as of October 14, 2011 by and among Parnell Pharmaceuticals Holdings Ltd. and all subsidiaries and Partners for Growth III, L.P. (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.14	Conditions of 2013 Bonds. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 filed with the SEC on May 19, 2014)*
4.15	2014 Omnibus Equity Incentive Compensation Plan. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 4, 2014)*
4.16
Form of Deed Poll given by 2013 Bondholders in favor of Parnell Pharmaceuticals Holdings Pty Ltd dated May 30, 2014. (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 4, 2014)*

4.17	Lease Agreement, dated as of September 12, 2014, by and between Parnell Corporate Services U.S. Inc., and Renaissance Property Owner, LLC.
8.1	For a list of all of our principal Group subsidiaries and associated companies, see the Notes to Consolidated Financial Statements, Note 25 – Interests in Subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
14.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed.
†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Parnell Pharmaceuticals Holdings Ltd

By:	/s/ Robert Joseph
Name: Robert Joseph
Title: President and Chief Executive Officer

By:	/s/ Brad McCarthy
Name: Brad McCarthy
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Parnell Pharmaceuticals Holdings Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income/(loss) and comprehensive income/(loss), consolidated statements of changes in equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Parnell Pharmaceuticals Holdings Limited and its subsidiaries at 30 June 2014 and 30 June 2013, and the results of their operations and their cash flows for each of the three years in the period ended 30 June  2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Sydney, Australia
15 September 2014

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Parnell Pharmaceuticals Holdings Ltd

Consolidated statements of income/(loss) and comprehensive income/(loss)

	Note	2014 AUD$	2013 AUD$	2012 AUD$
Revenue	3	7,542,600	9,538,161	6,291,218
Other income	3	2,248,195	2,203,355	6,319,160
Cost of goods sold		(6,417,593)	(5,641,732)	(4,322,160)
Selling and marketing expenses		(5,474,826)	(3,341,341)	(2,069,602)
Regulatory and R&D expenses		(586,149)	(138,915)	(246,979)
Administration expenses		(3,018,782)	(1,903,573)	(2,537,107)
Net foreign exchange losses on borrowings		(1,384,335)	(2,027,404)	(774,377)
Finance costs		(7,262,020)	(2,839,595)	(1,990,296)
Income/(Loss) before income tax		(14,352,910)	(4,151,044)	669,857
Income tax (expense)/benefit	5	(2,980,412)	672,989	(602,513)
Income/(Loss) for the year		(17,333,322)	(3,478,055)	67,344
Other comprehensive income/(loss), net of income tax
Items that will be reclassified subsequently to profit or loss
Foreign currency translation		(517,525)	(32,084)	125,510
Other comprehensive income/(loss) for the year, net of tax		(517,525)	(32,084)	125,510
Total comprehensive income/(loss) for the year		(17,850,847)	(3,510,139)	192,854

Net earnings/(loss) per share		AUD$	AUD$	AUD$
Net earnings/(loss) attributable to ordinary stockholders, Basic and diluted	17(a)	(2.18)	(0.46)	0.01

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Consolidated balance sheets

	Note	2014 AUD$	2013 AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	20,804,339	859,708
Trade and other receivables	9	3,411,316	4,705,693
Inventories	10	2,009,843	1,907,145
Prepayments		112,995	104,328
TOTAL CURRENT ASSETS		26,338,493	7,576,874

NON-CURRENT ASSETS
Trade and other receivables	9	30,583	14,466
Property, plant and equipment	11	11,210,442	11,999,356
Deferred tax assets	6	-	2,595,918
Intangible assets	12	10,164,545	9,376,256
TOTAL NON-CURRENT ASSETS		21,405,570	23,985,996
TOTAL ASSETS		47,744,063	31,562,870

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	5,726,684	2,303,004
Borrowings	14	4,135,218	16,532,717
Provision for employee benefits	16	305,330	245,957
Derivatives	15	-	2,317,123
TOTAL CURRENT LIABILITIES		10,167,232	21,398,801

NON-CURRENT LIABILITIES
Trade and other payables	13	530,786	1,797,000
Borrowings	14	151,963	3,667,511
Deferred tax liabilities	6	-	1,358,930
Provision for employee benefits	16	117,862	92,597
Derivatives	15	-	860,000
TOTAL NON-CURRENT LIABILITIES		800,611	7,776,038
TOTAL LIABILITIES		10,967,843	29,174,839
NET ASSETS		36,776,220	2,388,031

EQUITY
Contributed equity	17	55,343,451	3,104,415
Reserves	18	(150,800)	366,725
Accumulated losses	19	(18,416,431)	(1,083,109)
TOTAL EQUITY		36,776,220	2,388,031

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Consolidated statements of changes in equity

2014
	Ordinary Shares AUD$	(Accumulated Losses)/ Retained Earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2013	3,104,415	(1,083,109)	366,725	2,388,031
Loss for the year	-	(17,333,322)	-	(17,333,322)
Other comprehensive loss for the year	-	-	(517,525)	(517,525)
Issue of shares, net of costs and tax benefits	52,239,036	-	-	52,239,036
Balance at 30 June 2014	55,343,451	(18,416,431)	(150,800)	36,776,220

2013
	Ordinary Shares AUD$	(Accumulated Losses)/ Retained Earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2012	3,104,964	3,074,946	398,809	6,578,719
Loss for the year	-	(3,478,055)	-	(3,478,055)
Other comprehensive loss for the year	-	-	(32,084)	(32,084)
Dividends paid	-	(680,000)	-	(680,000)
Shares repurchased	(549)	-	-	(549)
Balance at 30 June 2013	3,104,415	(1,083,109)	366,725	2,388,031

2012
	Ordinary Shares AUD$	(Accumulated losses)/ Retained Earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2011	3,104,422	3,687,602	273,299	7,065,323
Profit for the year	-	67,344	-	67,344
Other comprehensive income for the year	-	-	125,510	125,510
Dividends provided for or paid	-	(680,000)	-	(680,000)
Shares issued	542	-	-	542
Balance at 30 June 2012	3,104,964	3,074,946	398,809	6,578,719

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Consolidated statements of cash flows

	Note	2014 AUD$	2013 AUD$	2012 AUD$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		5,409,553	9,063,753	12,296,375
Receipts from government grants		810,267	1,183,559	-
Payments to suppliers and employees		(13,292,432)	(11,157,645)	(7,928,628)
Interest received		24,243	6,544	26,816
Finance costs		(4,407,555)	(1,781,536)	(832,157)
Income taxes paid		-	(295,831)	-
Net cash used in operating activities	29	(11,455,924)	(2,981,156)	3,562,406

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(59,993)	(357,759)	-
Proceeds from sale of plant and equipment	-	19,948	-
Purchases of intangible assets	(1,861,692)	(2,600,935)	(3,052,944)
Receipts from tax incentives	1,378,733	524,517	-
Loans repaid by related parties	60,416	-	(2,161,340)
Net cash used in investing activities	(482,536)	(2,414,229)	(5,214,284)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	53,067,289	-	-
Payments of initial public offering costs	(5,112,252)	-	542
Proceeds from issuance of 2013 Parnell Bonds	150,000	4,150,000	-
Redemption of 2011 Convertible Bonds	(4,495,317)	(268,498)	-
Proceeds from bank loans	28,415,549	3,157,078	7,407,123
Repayment of bank loans	(37,744,027)	-	(5,267,700)
Warrant costs paid	(2,273,244)	-	-
Share buy-back payment	-	(549)	-
Payment of lease liabilities	(181,991)	(184,695)	(141,279)
Dividends paid by the Group	-	(680,000)	(680,000)
Repayment of loans from directors	64,064	-	(312,672)
Net cash provided by financing activities	31,890,071	6,173,336	1,006,014

Net increase in cash and cash equivalents held		19,951,611	777,951	(645,864)
Cash and cash equivalents at beginning of year		859,708	78,294	722,985
Effects of exchange rate changes on cash and cash equivalents		(6,980)	3,463	1,173
Cash and cash equivalents at end of financial year	8	20,804,339	859,708	78,294

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

1	Nature of the Business

This financial report covers the consolidated financial statements and notes of Parnell Pharmaceuticals Holdings Limited (the 'Company') and controlled entities (the 'Group'). The Company is limited by shares and domiciled in Australia, with its shares publicly traded on the NASDAQ Global Market under the ticker symbol ‘PARN’ and is a for-profit group.

The Group is a fully integrated veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative health solutions.  We currently market five products for companion and production animals in 14 countries and augment our pharmaceutical products with our proprietary iKAM and mySYNCH software platforms.

The principal activities of the Group during the financial year were:

•	the manufacture for global sale of animal pharmaceutical product; and

•	the research and development of pharmaceutical products for global animal health markets.

The Group is subject to risks common to companies in the biotechnology and pharmaceutical industries. There can be no assurance that the Group's research and development will be successfully completed, that adequate protection for the Group's technology will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. The Group operates in an environment of substantial competition from other animal health companies. In addition, the Group is dependent upon the services of its employees and consultants, as well as third-party contract research organizations and manufacturers.

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency).  The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

On April 28, 2014, the shareholders and the directors of the Group approved a ten for one consolidation of shares, which had the effect of a reverse share split that became effective on June 6, 2014 when the Australian Securities and Investments Commission (ASIC) altered the registration details of the parent entity. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On May 20, 2014, at the election of the 2013 Parnell bondholders, all of the attached warrants issued with these 2013 Parnell Bonds were converted into 140,075 ordinary shares of the Company. Subsequent to this conversion no further warrant obligations exist within the Company.

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ at a share price of USD$10.00 per share resulting in gross proceeds of AUD$53,067,289.  The proceeds were partially offset by commissions and issuance costs of AUD$5,724,638 for net proceeds of AUD$47,363,267.

This financial report covers the consolidated financial statements of the Group and were authorized for issue by the directors on September 15, 2014.

2	Summary of Significant Accounting Policies

(a)	Basis of Preparation

The financial statements are general purpose financial statements that have been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

These financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The significant accounting policies used in the preparation and presentation of these financial statements are provided below and are consistent with prior reporting periods unless otherwise stated.

The financial statements are based on historical costs, except for the measurement at fair value of selected financial assets and financial liabilities.

(b)	Critical accounting estimates and judgments

Key estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are:

Estimated impairment of long life assets

We review intangible assets and property, plant, and equipment for impairment whenever external or internal factors indicate that the carrying amount of the assets may not be fully recoverable. Factors we consider in deciding when to perform an impairment review include significant declines in market value, negative outlooks on the industry or economy, obsolescence or damage to the assets, significant underperformance of the business compared to expectations and changes in the use of the assets. If an impairment analysis is performed to evaluate a long-lived asset for recoverability, we compare forecasts of cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. If the expected cash flows are less than the carrying amount an impairment charge would be recognized. To date, we have not recorded any impairment losses on intangible assets or property, plant and equipment.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

The Group has not recognized deferred tax assets relating to carried forward tax losses as at June 30, 2014. However, utilization of the tax losses going forward will also depend on the ability of the entity, to satisfy certain tests at the time the losses are recouped.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

2	Summary of Significant Accounting Policies (continued)

(b)	Critical accounting estimates and judgments (continued) Income taxes (continued)

Fair value of warrants

The Group had recognized warrants that were issued by the Company in relation to the loan facility from Partners for Growth III LP and 2013 Parnell Bonds. At 30 June 2014, the Group had AUD$Nil (2013: AUD$2,952,954) recorded liabilities for warrants as all existing warrants were extinguished during the year.

Government grant revenue

The Group has recognized government grant revenue receivable as at June 30, 2014 of AUD$913,719 (2013: AUD$2,189,000, 2012: AUD$Nil). Management estimates that the costs applied are consistent with the requirements of the R&D incentive scheme.

Key judgements

The key judgment relating to the Group is the recognition criteria for the capitalization of intangible assets which accounting treatment of these assets has been documented in Note 2(o).

(c)	Principles of Consolidation

The consolidated financial statements include the financial position and performance of controlled entities from the date on which control is obtained until the date that control is lost.

Intragroup assets, liabilities, equity, income, expenses and cashflows relating to transactions between entities in the consolidated entity have been eliminated in full for the purpose of these financial statements.

Appropriate adjustments have been made to a controlled entity’s financial position, performance and cash flows where the accounting policies used by that entity were different from those adopted by the consolidated entity.  All controlled entities have a June financial year end.

A list of controlled entities is contained in Note 25 to the financial statements.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the parent has control.  Control is established when the parent is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity.

(d)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

(e)	Income Tax

The tax expense recognized in the consolidated statement of income/(loss) and comprehensive income/(loss) relates to current income tax expense plus deferred tax expense (being the movement in deferred tax assets and liabilities and unused tax losses during the year).

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for the year and is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax is not provided for the following:

•
The initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

•	Taxable temporary differences arising on the initial recognition of goodwill.

•
Temporary differences related to investment in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilised.

Current tax assets and liabilities are offset where there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are offset where there is a legal right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

2	Summary of Significant Accounting Policies (continued)

(e)	Income Tax (continued)

Current and deferred tax is recognized as income or an expense and included in profit or loss for the period except where the tax arises from a transaction which is recognized in other comprehensive income or equity, in which case the tax is recognized in other comprehensive income or equity respectively.

The Company and its wholly-owned Australian controlled entities have formed a tax-consolidated group under the legislation and as a consequence these entities are taxed as a single entity.

(f)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership are transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalized by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all of the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the life of the lease term.

Lease incentives under operating leases are recognized as a liability and amortized on a straight-line basis over the life of the lease term.

(g)	Revenue and other income

Revenue is recognized when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the entity and specific criteria relating to the type of revenue as noted below, has been satisfied.

Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates.

Sale of goods

Revenue is recognized on local sales on delivery of goods to the customer as this is deemed to be the point in time when risks and rewards are transferred and there is no longer any ownership or effective control over the goods. Revenue is recognized on international sales when the goods are available for collection by the customer, and a firm purchase commitment is received. This is the point in time when risks and rewards are transferred and there is no longer any ownership or effective control over the goods.

Government grant revenue

Government grants, including Australian Research and Development incentives, are recognized at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognized as income over the periods necessary to match the grant to the costs they are compensating.

Interest revenue

Interest is recognized using the effective interest method.

(h)	Goods and Services Tax (GST)

Revenue, expenses and assets are recognized net of the amount of goods and services tax (GST), which is recoverable from the Australian Taxation Office (ATO).

Receivables and payable are stated inclusive of GST.

The net amount of GST recoverable from, or payable to, the ATO is included as part of receivables or payables in the consolidated balance sheet.

Cash flows in the consolidated statement of cash flows are included on a gross basis which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(i)	Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Bank overdrafts also form part of cash and cash equivalents for the purpose of the consolidated statement of cash flows and are presented within current liabilities on the consolidated balance sheet.

(j)	Trade receivables

Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business.  If collection is expected in one year or less, they are classified as current assets.  If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

2	Summary of Significant Accounting Policies (continued)

(k)	Inventories

Inventories are measured at the lower of cost and net realizable value.  Cost of inventory is determined using the weighted average cost basis and are net of any rebates and discounts received.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the costs necessary to make the sale.  Net realizable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(l)	Property, Plant and Equipment

Classes of property, plant and equipment are measured using the cost model as specified below.

Under the cost model the asset is carried at its cost less any accumulated depreciation and any impairment losses. Costs include purchase price, other directly attributable costs and the initial estimate of the costs of dismantling and restoring the asset, where applicable. Expenditures for repairs and maintenance of assets are charged to expense as incurred.

Expenditures of repairs and maintenance of assets are charged to expense as incurred.

Depreciation

The depreciable amount of all property, plant and equipment is depreciated on a straight-line method from the date that management determine that the asset is available for use.

Assets held under a finance lease and leasehold improvements are depreciated over the shorter of the term of the lease and the assets useful life.

The depreciation rates used for each class of depreciable asset are shown below:

Fixed asset class	Depreciation rate
Plant and Equipment	5%	-	33%
Leased plant and equipment	20%	-	30%
Motor Vehicles			33%
Office Equipment	10%	-	50%

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater that its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other Income and Other Expenses.

Capital works in progress relates to the development of the manufacturing facility. This was transferred to plant and equipment on obtaining FDA approval for the facility in January 2013.

(m)	Financial instruments

Derivative instruments

Derivative instruments, including warrants, are measured at fair value. Gains and losses arising from changes in fair value are taken to the consolidated statement of income/(loss) and comprehensive income/(loss) unless they are designated as hedges.

Financial instruments are recognised initially using trade date accounting, i.e. on the date that the Company becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial Assets

Financial assets are divided into the following categories which are described in detail below:

•	loans and receivables; and

•	financial assets at fair value through profit or loss.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers but also incorporate other types of contractual monetary assets.

After initial recognition these are measured at amortised cost using the effective interest method, less provision for impairment. Any change in their value is recognized in profit or loss.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

2	Summary of Significant Accounting Policies (continued)

(m)	Financial instruments (continued)

The Company’s trade and most other receivables fall into this category of financial instruments.

Receivables are considered for impairment on an individual asset basis when they are past due at the reporting date or when objective evidence is received that a specific counterparty will default.

The amount of the impairment is the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable.

For trade receivables, impairment provisions are recorded in a separate allowance account with the loss being recognised in profit or loss. When confirmation has been received that the amount is not collectable, the gross carrying value of the asset is written off against the associated impairment provision.

Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

In some circumstances, the Company renegotiates repayment terms with customers which may lead to changes in the timing of the payments, the Company does not necessarily consider the balance to be impaired, however assessment is made on a case-by-case basis.

Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual agreements of the instrument. All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included in the income statement line items "finance costs" or "finance income", unless these interest related charges relate to a qualifying asset in which case they are capitalised to that asset.

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or other financial liabilities at amortized cost depending on the purpose for which the liability was acquired. Although the Company uses derivative financial instruments in economic hedges of currency and interest rate risk, it does not hedge account for these transactions.

The Company‘s financial liabilities include borrowings, trade and other payables (including finance lease liabilities), which are measured at amortized cost using the effective interest rate method.

All of the Company‘s derivative financial instruments that are not designated as hedging instruments are accounted for at fair value through profit or loss.

(n)	Impairment of non-financial assets

At the end of each reporting period, the Group determines whether there is evidence of an impairment indicator for non-financial assets. Where there is evidence of such an impairment indicator, the recoverable amount of the assets is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value less costs of disposal and the value in use.  Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognized in the consolidated statement of comprehensive income/(loss) immediately.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(o)	Intangible Assets

Research and development

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products) are recognized as intangible assets when all of the below criteria exist:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits can be demonstrated;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The Group considers the criteria met for recognizing an intangible asset, usually when a regulatory filing has been made in a major market and approval is considered probable.

The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, which is estimated at 10 years.

IT development and software

Costs incurred in developing products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalised to software and systems. Costs capitalized include external direct costs of materials and service and direct payroll and payroll related costs of employees' time spent on the project. Amortization is calculated on a straight-line basis over periods generally ranging from 3 to 5 years

IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the group has an intention and ability to use the asset.

 Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

2	Summary of Significant Accounting Policies (continued)

(p)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(q)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Provisions are measured at the present value of management's best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statement of income/(loss) and comprehensive income/(loss).

(r)	Employee benefits

(i) Short-term obilgations

Liabilities for annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

The liability for annual leave is recognized in the provision for employee benefits as a current liability.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least 12 months after the reporting date, regardless of when the actual settlement is expected to occur.

(iii) Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(s)	Borrowings

Secured and unsecured loans have been obtained. Loans that are repayable within 12 months are presented as current liabilities.

The fair value of the liability portion of the convertible notes are determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the notes. The remainder of the proceeds is allocated to the conversion option/warrants. This is recognized separately as a derivative on the balance sheet.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit and loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(t)	Capitalised borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

All other borrowing costs are recognized as an expense in the period in which they are incurred.

(u)	Finance costs

Borrowing costs incurred for the construction or development of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(v)	Contributed equity

Ordinary shares are classified as equity. The Group capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as other assets until such financings are consummated.  After consummation of the equity issuance, these costs are recorded within equity as a reduction of ordinary shares as a result of the offering.  If it is determined that is no longer probable that the equity financing will be consummated, the offering costs would be expensed immediately as a charge in the consolidated statement of comprehensive income (loss).

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax from the proceeds.

Parnell Pharmaceuticals Holdings Limited
ABN 32 137 904 413

Notes to the Consolidated Financial Statements
For the Years Ended 30 June 2014

2	Summary of Significant Accounting Policies (continued)

(w)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the the reporting period.

(x)	Net Income (Loss) per share

(i) Basic net income/(loss) per share

Basic net income/(loss) per share is calculated by dividing:

•	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares
•	by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted net income/(loss) per share

Diluted net income/(loss) per share adjusts the figures used in the determination of basic earnings/(losses) per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

For periods in which the Company has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share.  Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for each the years ended June 30, 2014 and 2013, respectively.

(y)	Parent entity

The financial information for the parent entity, Parnell Pharmaceuticals Holdings Limited, disclosed in note 30 has been prepared on the same basis as the consolidated financial statements.

(z)	Foreign currency transactions and balances

Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction.

At the end of the reporting period:

•	Foreign currency monetary items are translated using the closing rate;
•	Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction; and
•	Non-monetary items that are measured at fair value are translated using the rate at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition or in prior reporting periods are recognized through profit or loss, except where they relate to an item of other comprehensive income or whether they are deferred in equity as qualifying hedges.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and
•	retained earnings are translated using the historical method.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the consolidated balance sheet. These differences are recognized in the consolidated statement of income/(loss) and comprehensive income/(loss) in the period in which the operation is disposed.

(aa)	Adoption of new and revised accounting standards

During the current year, the following standards became mandatory and have been adopted retrospectively by the Group:

•	AASB 10 (IFRS 10) Consolidated Financial Statements
•	AASB 13 (IFRS 13) Fair Value Measurement
•	AASB 119 (IAS 19) Employee Benefits
•	AASB 127 (IAS 27) Separate Financial Statements
•
AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards [AASB 1, 2, 3, 5, 7, 101, 107, 112, 118, 121, 124, 132, 133, 136, 138, 139, 1023 & 1038 and Interpretations 5, 9, 16 & 17]

•	AASB 2012-9 Amendments to AASB 1048 arising from the Withdrawal of Australian Interpretation 1039
•	AASB 2012-2 Amendments to Australian Accounting Standards - Disclosures - Offsetting Financial Assets and Financial Liabilities

The accounting policies have been updated to reflect changes in the recognition and measurement of assets, liabilities, income and expenses and the impact of adoption of these standards is discussed below.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

2	Summary of Significant Accounting Policies (continued)

(aa)	Adoption of new and revised accounting standards (continued)

AASB 10 (IFRS 10) Consolidated Financial Statements is effective for annual reporting periods beginning on or after 1 January 2013 and therefore the Group has applied it for the first time in these financial statements. AASB 10 includes a new definition of control, including additional guidance for specific situations such as control in a principal / agent situation and when holding less than majority voting rights may give control. AASB 10 (IFRS 10) supersedes the previous requirements of AASB 127 (IAS 27) Consolidated and Separate Financial Statements and Interpretation 112 Consolidation - Special Purpose Entities and resulted in consequential amendments to a number of other standards.

The Group has reviewed its investment in other entities to determine whether any changes were required to the consolidated entity under AASB 10 (IFRS 10). The composition of the consolidated entity is the same under AASB 10 (IFRS 10) and therefore there is no change to the reported financial position and performance.

AASB 13 (IFRS 13) Fair Value Measurement does not change what and when assets or liabilities are recorded at fair value. It provides guidance on how to measure assets and liabilities at fair value, including the concept of highest and best use for non-financial assets. AASB 13 (IFRS 13) has not changed the fair value measurement basis for any assets or liabilities held at fair value, however additional disclosures on the methodology and fair value hierarchy have been included in the financial statements.

AASB 119 (IAS 19) Employee benefits changes the basis for determining the income or expense relating to defined benefit plans and introduces revised definitions for short-term employee benefits and termination benefits.

The Group reviewed the annual leave liability to determine the level of annual leave which is expected to be paid more than 12 months after the end of the reporting period. This has been considered to be a long-term employee benefits for the purpose of measuring the leave under AASB 119 (IAS 19).

(ab)	New Accounting Standards and Interpretations

A number of new accounting standards and interpretations have been issued but were not effective during the year ended 30 June 2014. The Group has decided not to early adopt any of these new standards or amendments in these financial statements. The Group has yet to fully assess the impact the following accounting standards and interpretations will have on the financial statements, when applied in future periods:

(i)       AASB 2012-3 Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities (effective 1 January 2013)

AASB 2012-3 adds application guidance to AASB 132 (IAS 32) Financial Instruments: Presentation to address inconsistencies identified in applying some of the offsetting criteria of AASB 132 (IAS 32), including the meaning of "currently has a legally enforceable right of set-off" and that some gross settlement systems may be equivalent to net settlement.

The Group will apply the standard from 1 July 2014. The amendment is not expected to have a significant impact.

(ii)       AASB 9 (IFRS 9) Financial Instruments (effective 1 January 2017)

AASB 9 (IFRS 9) addresses the classification, measurement and derecognition of financial assets and liabilities. It also sets out new rules for hedge accounting.

(iii)        AASB 1031 Materiality (effective 1 January 2014)

The revised AASB 1031 is an interim standard that cross-references to other Standards and the Framework (issued December 2013) that contain guidance on materiality.

AASB 1031 will be withdrawn when references to AASB 1031 in all Standards and interpretations have been removed.

(iv)AASB 2013-9 Amendments to Australian Accounting Standards - Conceptual Framework, Materiality and Financial Instruments (Part B - effective 1 January 2014 and Part C - effective 1 January 2015)

Part B of AASB 2013-9 makes amendments to particular Australian Accounting Standards to delete references to AASB 1031 and also makes minor editorial references to various other standards.

Part C makes amendments to a number of Australian Accounting Standards, including incorporating Chapter 6 Hedge Accounting into AASB 9 Financial Instruments.

(v)       Annual Improvements 2010-2012 Cycle (effective 1 July 2014)

This standard sets out amendments to International Financial Reporting Standards (IFRS) and the related basis for conclusions and guidance made during the International Accounting Standards Board's Annual Improvements Process.

The following items are addressed by this standard:

•	IFRS 2 - Clarifies the definition of "vesting conditions" and "market condition" and introduces the definition of performance condition" and "service condition".

•	IFRS 3 - Clarifies the classification requirements for contingent consideration in a business combination by removing all references to IAS 37.

•
IFRS 8 - Requires entities to disclose factors used to identify the entity's reportable segments when operating segments have been aggregated. An entity is also required to provide a reconciliation of total reportable segments' assets to the entity's total assets.

•
IAS 16 and IAS 38 - Clarifies that the determination of accumulated depreciation does not depend on the selection of the valuation technique and that it is calculated as the difference between the gross and net carrying amounts.

•
IAS 24 - Defines a management entity providing KMP services as a related party of the reporting entity. The amendments added an exemption from the detailed disclosure requirements in paragraph 17 of IAS 24 for KMP services provided by a management entity. Payments made to a management entity in respect of KMP services should be separately disclosed.

(vi)        Annual Improvements 2011-2013 Cycle (effective 1 July 2014)

This standard sets out amendments to International Financial Reporting Standards (IFRS) and the related basis for conclusions and guidance made during the International Accounting Standards Board's Annual Improvements Process.

 Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

2	Summary of Significant Accounting Policies (continued)

(ab)	New Accounting Standards and Interpretations (continued)

The following items are addressed by this standard:

•
IFRS 13 - Clarifies that the portfolio exception in paragraph 52 of IFRS 13 applies to all contracts within the scope of IAS 39 or IFRS 9, regardless of whether they meet the definitions of financial assets or liabilities as defined in IAS 32.

 (vii)                  IFRS 15 Revenue from Contracts with Customers (effective 1 January 2017)

IFRS 15 establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers.

IFRS 15 supersedes:

•	IAS 11 Construction contracts

•	IAS 18 Revenue

•	IFRIC 13 Customer Loyalty Programmes

•	IFRIC 15 Agreements for Construction of Real Estate

•	IFRIC 18 Transfer of Assets from Customers

•	SIC-31 Revenue-Barter Transactions Involving Advertising Services

The core principle of IFRS is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

3	Revenue and Other Income

Revenue from continuing operations

	2014 AUD$	2013 AUD$	2012 AUD$
Sales revenue
Sale of goods	7,542,600	9,538,161	6,291,218

Other Income
Divestment of products	-	-	5,743,587
Government grants (a)	239,782	1,183,559	306,711
Net gain on disposal of property, plant and equipment	-	13,178	8,861
Unrealised foreign exchange gain	1,929,851	392,266	-
Fair value gain on derivative	54,319	305,623	231,098
Interest received	24,243	6,544	26,817
Other income	-	302,185	2,086
	2,248,195	2,203,355	6,319,160

(a)	Government grants

International and domestic government grants/tax incentives were received during the year totalling AUD$239,782 (2013: AUD$1,183,559, 2012: AUD$306,711) and recognised as other income. Included in other receivables are government grants for tax incentives totalling AUD$913,719 (2013: AUD$2,189,000, 2012: AUD$Nil). There are no unfulfilled conditions or contingencies attaching to these grants.

4	Expenses

(a)	Income/(loss) before income tax includes the following specific expenses:

		2014 AUD$	2013 AUD$	2012 AUD$
Interest expense		4,275,222	2,211,450	1,702,623
Borrowing costs		3,126,310	743,990	539,731
Amounts capitalised	(b)	(139,512)	(115,845)	(252,057)

Finance costs expensed		7,262,020	2,839,595	1,990,297

Depreciation		848,907	847,721	746,328
Amortisation		406,128	151,496	14,353
Employee benefits expense		5,962,259	3,693,319	3,283,379
Transaction related expenses		352,225	-	-
Rental expense relating to operating leases		680,367	635,711	546,443
Defined contribution superannuation expense		312,203	315,744	326,193
Impairment of bad debts		80,434	-	100,381
Foreign exchange loss relating to borrowings		1,384,335	2,072,404	774,377

(b)	Capitalised borrowing costs

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year, in this case 14% (2013: 11%, 2012: 11%).

5	Income Tax Expense

(a) The major components of tax expense comprise:

	2014 AUD$	2013 AUD$	2012 AUD$
Income tax expense	-	6,420	295,728
Deferred tax (benefit)/expense	2,980,412	(679,409)	306,785
Income tax expense/(benefit) from continuing operations	2,980,412	(672,989)	602,513

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

5	Income Tax Expense (continued)

(b)	Reconciliation of income tax to accounting profit:

	2014 AUD$	2013 AUD$	2012 AUD$
(Loss)/profit before income tax	(14,352,910)	(4,151,044)	669,857
Tax rate	30%	30%	30%
	(4,305,873)	(1,245,313)	200,957
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non-assessable research and development income	(73,934)	(243,080)	(92,013)
- Non-deductible research and development expenditure	411,174	679,171	460,466
- Non-deductible expenditure	-	86,580	-
- Amount of share issues costs not able to be recognised	553,896	-	-
- Difference in overseas tax rates	-	16,141	-
- Entertainment	5,918	1,486	6,483
- Tax losses derecognised during the year	1,384,062	-	-
- Tax losses incurred but not recognised during the year	4,997,948	-	-
- Sundry items	(7,221)	32,026	26,620
Income tax (benefit)/expense	2,980,412	(672,989)	602,513

	2014 AUD$	2013 AUD$	2012 AUD$
Unrecorded tax losses
Potential tax benefit @ 30% for unused tax losses for which no deferred tax asset has been recognised - available for use in Australia	3,762,445	-	-
Potential tax benefit @ 35% for unused tax losses for which no deferred tax asset has been recognised - available for use in U.S.	2,619,565	-	-
	6,382,010	-	-
Total tax losses
Potential tax benefit @ 30% for total Australian tax losses carried forward	3,762,445	1,384,062	-
Potential tax benefit @ 35% for total USA tax losses carried forward	2,619,565	-	-
	6,382,010	1,384,062	-

Total unused tax losses	20,025,955	4,613,541	-

The tax losses available for future use in USA will expire in 2032. The tax losses available for future use in Australia do not expire.

(c)	Amounts recognised directly in equity

Aggregate deferred tax arising in the reporting period and not recognised in net profit or loss or other comprehensive income/(loss) but are directly credited to equity.

	2014 AUD$	2013 AUD$	2012 AUD$
Net deferred tax - credited directly to equity	1,717,391	-	-

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

6	Tax

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax assets
Provisions	79,514	6,192	-	-	85,706
Accruals	370,791	(38,351)	-	-	332,440
Tax losses	1,201,500	(611,930)	-	-	589,570
Unrealized foreign exchange	-	404,921	-	-	404,921
Borrowings	-	58,056	-	-	58,056
Other	(46,655)	51,073	-	-	4,418
Balance at 30 June 2012	1,605,150	(130,039)	-	-	1,475,111

Provisions	85,706	(57,927)	-	-	27,779
Accruals	332,440	(101,623)	-	7,901	238,718
Tax losses	589,570	776,987	-	17,505	1,384,062
Unrealized foreign exchange	404,921	539,078	-	13	944,012
Borrowing cost asset	58,056	(58,056)	-	-	-
Other	4,418	(3,071)	-	-	1,347
Balance at 30 June 2013	1,475,111	1,095,388	-	25,419	2,595,918
Provisions	27,779	61,014	-	1,106	89,899
Accruals	238,718	50,588	-	24,629	313,935
Tax losses	1,384,062	(1,384,062)	-	-	-
Unrealized foreign exchange	944,012	(944,012)	-	-	-
Share issue expenses	-	(553,896)	1,717,391	-	1,163,495
Other	1,347	5,919	-	297	7,563
Balance at 30 June 2014	2,595,918	(2,764,449)	1,717,391	(26,032)	1,574,892

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax liability
Intangible assets	461,539	248,076	-	-	709,615
Borrowing cost asset	119,420	19,168	-	-	138,588
Unrealised foreign exchange	159,829	(90,499)	-	-	69,330
Balance at 30 June 2012	740,788	176,745	-	-	917,533

Intangibles assets	709,615	121,930	-	-	831,545
Borrowing cost asset	138,588	168,345	-	-	306,933
Unrealised foreign exchange	69,330	151,122	-	-	220,452
Balance at 30 June 2013	917,533	441,397	-	-	1,358,930
Intangible assets	831,545	41,854	-	-	873,399
Borrowing cost asset	306,933	(213,776)	-	-	93,157
Unrealised foreign exchange	220,452	387,884	-	-	608,336
Balance at 30 June 2014	1,358,930	215,962	-	-	1,574,892

During 2014, management evaluated the evidence bearing upon the realizability of its deferred tax assets, which primarily consist of net losses carry forward.  Management considered the facts that the Group has historically been able to generate income, considered the future forecasts and investment costs of pipeline products, the non-recurring expenses incurred with the development of an FDA approved manufacturing facility, and the costs completing an initial public offering and other tax planning strategies.  Based on the analysis management determined that the Group will not utilize $6,382,010 of tax losses in the short term and accordingly did not record this amount as a deferred tax asset at June 30, 2014. This element of unrecognized future tax benefits will be assessed by management going forward and maybe recorded at a point in which management believes they will be utilized.

At June 30, 2014, the Group had total potential tax benefits carried forward of $6,382,010. Such amount includes net losses of $2,619,565 related to subsidiaries in the United States (US) which would expire after 20 years starting in 2032 (recognised at a tax rate of 35%). The remaining tax losses carried forward of $3,762,445 are indefinite and are attributable to the Group's operations in Australia (recognised at a tax rate of 30%), of which $553,896 relate to transaction costs.  As such, the total tax losses available to the Group, equal $20,025,955.

7	Segment Information

    Description of segments

The animal health pharmaceutical industry is characterised by meaningful differences in customer needs across different animal species and regions. In addition, our FDA approved sterile manufacturing facility has different operational characteristics.  As a result of these differences, among other things, we manage our operations through four separate reportable segments.

Companion Animal

This segment covers the Groups Osteoarthritis portfolios across both Canine and Equine species. It is responsible for sales of our patented product Zydax, along with the complementary product Glyde across Australia, New Zealand, the Middle East and Asia.

Production Animal - U.S.

This segment covers the Groups Reproductive Hormone portfolio across Production Animal in the United States of America. It is responsible for the sales of the first reproductive hormone products approved for the indication of estrous synchronisation in both dairy and beef cows in the U.S.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

7	Segment Information (continued)

    Description of segments (continued)

    Production Animal - Rest of World

This segment covers the Group's Reproductive Hormone portfolio in Production Animal across all regions outside of the United States of America. It is responsible for the sales of these reproductive hormone products in Australia, New Zealand, the Middle East, Asia and Canada.

Manufacturing Operations

This segment is responsible for the operation of the Group's FDA approved sterile manufacturing facility and the manufacture and release of all of the Groups pharmaceutical products. The Manufacturing operations are also responsible for increasing factory utilization via exploring future contract manufacturing opportunities.

Review of information by the CODM's

The Executive Directors (which includes the CEO, CFO and Chairman), who are the Group's chief operating decision maker's ("CODM's"), use the revenues and the segment results, being Adjusted Earnings Before Interest, Tax, Depreciation, Amortisation and Other Income (Adjusted EBITDAOI) of the four segments, among other factors, for performance evaluation of the individual segments and the overall Group, and the allocation of resources.

The CODM's believe that Adjusted EBITDAOI represents the results of our underlying operating segments prior to considering certain income statement elements and other certain significant items, which are not directly associated with the activities of the operating segment.

The basis of calculating Adjusted EBITDAOI is by the removal of certain significant items and also additional items that are substantive and non-operating in nature. The items that are always removed are:

•
net foreign exchange losses/(gains) associated with the translation of foreign currency denominated indebtedness over time, which is considered to be a direct result of financing activities that is dependent upon fluctuations in foreign currency rates

•	other income which typically include; income from the sale of assets or research and grant income received
•
Certain transactions and events where expenses are incurred that are associated with capital structure of the Group or certain significant purchase accounting items that result from business combinations and/or asset acquisitions and divestments.

Other Costs and Business Activities

Certain costs are not allocated to our reporting segment results, such as costs associated with the following:

•
Corporate overheads, which is responsible for centralized functions such as information technology, facilities, legal,finance, human resources, business development, and procurement. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest and tax income and expense.

These costs are included within 'unallocated' in our segment performance.

Other Assets and Liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and its preparation is impracticable. Accordingly, we do not report asset and liability information by segment.

    Segment performance

2014	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,502,944	1,646,503	4,393,153	-	-	7,542,600
Divested products	-	-	-	-	-	-
	1,502,944	1,646,503	4,393,153	-	-	7,542,600
Cost of sales
Continuing products	(363,267)	(314,688)	(1,108,949)	-	-	(1,786,904)
Divested products	-	-	-	-	-	-
Facility costs	-	-	-	(3,888,176)	-	(3,888,176)
Total cost of sales	(363,267)	(314,688)	(1,108,949)	(3,888,176)	-	(5,675,080)
Gross Margin	1,139,677	1,331,815	3,284,204	(3,888,176)	-	1,867,520
Segment costs	(451,272)	(4,171,246)	(325,069)	-	-	(4,947,587)
Adjusted EBITDAOI	688,405	(2,839,431)	2,959,135	(3,888,176)	(3,268,687)	(6,348,754)

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

7	Segment Information (continued)

Segment performance (continued)
2013	Companion Animal AUD$	Production Animal - U.S AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,638,413	3,661,912	4,004,197	-	-	9,304,521
Divested products	-	-	-	233,640	-	233,640
Total revenues	1,638,413	3,661,912	4,004,197	233,640	-	9,538,161
Cost of sales
Continuing products	(406,807)	(806,719)	(591,587)	-	-	(1,805,113)
Divested products	-	-	-	(139,214)	-	(139,214)
Facility costs	-	-	-	(2,984,328)	-	(2,984,328)
Total cost of sales	(406,807)	(806,719)	(591,587)	(3,123,542)	-	(4,928,655)
Gross Margin	1,231,606	2,855,193	3,412,610	(2,889,902)	-	4,609,506
Segment costs	(365,537)	(2,539,427)	(170,371)	-	-	(3,075,335)
Adjusted EBITDAOI	866,069	315,766	3,242,239	(2,889,902)	(2,022,354)	(488,183)

2012	Companion Animal AUD$	Production Animal – U.S. AUD$	Production Animal – Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,483,312	-	2,834,789	-	-	4,318,101
Divested products	635,134	-	1,094,001	243,981	-	1,973,117
Total revenues	2,118,446	-	3,928,790	243,981	-	6,291,218
Cost of sales
Continuing products	(352,081)	-	(500,839)	-	-	(852,920)
Divested products	(87,105)	-	(403,132)	(168,618)	-	(658,855)
Facility costs	-	-	-	(2,139,656)	-	(2,139,656)
Total cost of sales	(439,186)	-	(903,971)	(2,308,274)	-	(3,651,431)
Gross Margin	1,679,260	-	3,024,820	(2,064,293)	-	2,639,787
Segment costs	(1,018,375)	(556,778)	(458,703)	-	-	(2,033,856)
Adjusted EBITDAOI	660,885	(556,778)	2,566,117	(2,064,293)	(2,729,878)	(2,123,948)

(a)	Reconciliations

Cost of sales reconciliation

	2014 AUD$	2013 AUD$	2012 AUD$

Total segment cost of sales	(5,675,080)	(4,928,655)	(3,651,431)
Depreciation and amortization expense	(742,513)	(713,077)	(670,729)
Total cost of sales	(6,417,593)	(5,641,732)	(4,322,160)

Reconciliation of Adjusted EBITDAOI result to loss before income tax

	2014 AUD$	2013 AUD$	2012 AUD$

Adjusted EBITDAOI	(6,348,754)	(488,183)	(2,123,948)
Other income	2,248,195	2,203,354	6,319,160
Depreciation	(847,643)	(847,721)	(746,328)
Amortization	(406,128)	(151,496)	(14,353)
Finance costs	(7,262,020)	(2,839,595)	(1,990,296)
Transaction related expenses	(352,225)	-
Foreign exchange loss on borrowings	(1,384,335)	(2,027,403)	(774,378)
Loss before income tax	(14,352,910)	(4,151,044)	669,857

The total segment costs and unallocated expenses reconcile to selling and marketing expenses, regulatory expenses and administration expenses on the statement of comprehensive loss less depreciation and amortization.

A reconciliation of segment and unallocated costs to operating costs provided as follows:

	2014 AUD$	2013 AUD$	2012 AUD$

Segment and unallocated costs	(8,216,274)	(5,097,689)	(4,763,734)
Depreciation and amortization expense	(511,259)	(286,140)	(89,952)
Transaction related expenses	(352,225)	-

Operating costs as presented in the statement of comprehensive income/(loss)	(9,079,758)	(5,383,829)	(4,853,687)

Selling and marketing expenses	(5,474,826)	(3,341,341)	(2,069,602)
Regulatory expenses	(586,149)	(138,915)	(246,979)
Administration expenses	(3,018,783)	(1,903,573)	(2,537,105)

Operating costs as presented in statement of comprehensive income/(loss)	(9,079,758)	(5,383,829)	(4,853,687)

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

7	Segment Information (continued)

(b)	Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

The Group is domiciled in Australia, with the amount of its revenue from external customers in Australia totalling AUD$2,179,765 (2013: AUD$2,458,685, 2012: AUD$3,130,001), revenues from external customers in the USA totalling AUD$1,646,503 (2013: AUD$3,661,912, 2012: AUD$Nil), revenues from external customers in Canada totalling AUD$1,159,243 (2013: AUD$2,067,431 and 2012: AUD$372,334), revenues from external customers in New Zealand totalling AUD$755,327 (2013: AUD$624,559, 2012: AUD$1,123,327) and the total revenues from external customers in other countries totalling AUD$1,801,761 (2013: AUD$725,574, 2012: AUD$1,665,556). Segment revenues are based on the country in which the customer is based.

Revenues of approximately AUD$1,212,766 (2013: AUD$2,071,621, 2012: AUD$372,334) and AUD$560,494 (2013: AUD$3,157,000, 2012: AUD$Nil) were derived from the Group's two largest external customers. These revenues are separately attributable to the segments Production Animal - U.S. and Production Animal - Rest of World, respectively.

8	Cash and cash equivalents

	2014 AUD$	2013 AUD$

Cash on hand	1,331	1,339
Cash at bank	20,803,008	858,369
	20,804,339	859,708

(a)	Risk exposure

The Group's exposure to interest rate risk is discussed in note 21. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of cash and cash equivalents mentioned above.

9	Trade and other receivables

	2014 AUD$	2013 AUD$

CURRENT
Trade receivables	2,459,513	2,067,376
Loans to directors	-	64,064
Other receivables	951,803	2,574,253
	3,411,316	4,705,693

Loans to directors attract an annual interest rate of 7% and are repayable on demand.

Current other receivables relate primarily to Australian Tax Office R&D Incentives receivable, recorded as per the terms of the R&D Incentive Scheme.

	2014 AUD$	2013 AUD$

NON-CURRENT
Other receivables	30,583	14,466

Non-current other receivables relate to deposits paid by the Group in the ordinary course of business,

(a)	Impairment of receivables

The Group's accounts receivable balances are usually collected within a period of less than 30 days following due date of invoice. Our collection of these receipts has historically been strong with less than 0.5% of bad debts being written off during the last three financial years, as such we have not provided for doubtful debts in the Groups accounts over this period. In our consolidated balance sheet as at June 30, 2014 we have no allowance for doubtful debts nor do we anticipate a requirement for this provision in 2015 financial year.  While we believe, based on the historic profile of the collection of our account receivables amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile were to adversely change.

(b)	Amounts recognised in profit or loss

During the year, the following losses recognised in profit or loss in relation to impaired receivables.

	2014 AUD$	2013 AUD$	2012 AUD$

Bad debts written off	80,434	-	100,381

Credit risk

The Group has no significant concentration of credit risk with respect to any single counterparty or group of counterparties. The class of assets described as 'trade and other receivables' is considered to be the main source of credit risk related to the Group.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

9	Trade and other receivables (continued)

On a geographical basis, the Group has significant credit risk exposures in Australia, New Zealand and United States of America given the substantial operations in those regions. The Group's exposure to credit risk for receivables at the end of the reporting period in those regions is as follows:

	2014 AUD$	2013 AUD$
Australia	536,669	253,252
New Zealand	713,563	443,416
Canada	473,479	-
United States of America	735,802	1,370,708
	2,459,513	2,067,376

The following table details the Group's trade and other receivables exposure to credit risk (prior to collateral and other credit enhancements) with aging analysis and impairment provided for thereon. Amounts are considered as 'past due' when the debt has not been settled, within the terms and conditions agreed between the Group and the customer or counter party to the transaction. Receivables that are past due are assessed for impairment by ascertaining solvency of the debtors and are provided for where there is objective evidence indicating that the debt may not be fully repaid to the Group.

The balances of receivables that do not remain within initial trade terms (as detailed in the table) are considered to be of high credit quality.

	< 30 AUD$	31-60 AUD$	61-90 AUD$	> 90 AUD$

2014
Trade and term receivables	63,852	58,098	-	-
2013
Trade and term receivables	32,621	-	-	-

The Group does not hold any financial assets with terms that have been renegotiated, but which would otherwise be past due or impaired.

The other classes of receivables do not contain impaired assets.

The carrying value of trade and other receivables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivable in the financial statements.

10	Inventories

	2014 AUD$	2013 AUD$
CURRENT
Raw materials and consumables	775,461	754,823
Work in progress	105,152	122,816
Finished goods	1,129,230	1,029,506
	2,009,843	1,907,145

Write downs of inventories to net realisable value during the year were AUD$ NIL (2013: AUD$ 87,088, 2012: AUD$Nil).

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

11	Plant and equipment

	2014 AUD$	2013 AUD$
Plant and equipment
At cost	13,592,967	13,712,339
Accumulated depreciation	(2,564,268)	(1,823,004)
Total plant and equipment	11,028,699	11,889,335
Leased plant and equipment
Capitalised leased assets	325,801	325,801
Accumulated depreciation	(325,801)	(324,552)
Total leased plant and equipment	-	1,249
Motor vehicles
Under lease	55,479	55,479
Accumulated depreciation	(42,599)	(28,543)
Total motor vehicles	12,880	26,936
Office equipment
At cost	514,017	334,652
Accumulated depreciation	(345,154)	(252,816)
Total office equipment	168,863	81,836
Total plant and equipment	11,210,442	11,999,356

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

11	Plant and equipment (continued)

(a)	Movements in carrying amounts of plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Leased plant and equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$

Year ended 30 June 2014
Balance at the beginning of year	-	11,889,335	1,249	26,936	81,836	11,999,356
Additions	-	3,630	-	-	56,363	59,993
Transfers	-	(123,001)	-	-	123,001	-
Depreciation expense	-	(741,265)	(1,249)	(14,056)	(92,337)	(848,907)
Balance at the end of the year	-	11,028,699	-	12,880	168,863	11,210,442

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Leased plant and equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$

Year ended 30 June 2013
Balance at the beginning of year	2,011,653	10,264,202	33,117	41,000	139,346	12,489,318
Additions	294,690	-	-	-	63,069	357,759
Transfers	(2,306,343)	2,306,343	-	-	-	-
Depreciation expense	-	(681,210)	(31,868)	(14,064)	(120,579)	(847,721)
Balance at the end of the year	-	11,889,335	1,249	26,936	81,836	11,999,356

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

12	Intangible Assets

	2014 AUD$	2013 AUD$
Development costs
Cost	13,203,923	11,367,905
Grants (b)	(2,570,524)	(1,903,250)
Accumulated amortisation	(513,446)	(133,977)
	10,119,953	9,330,678
Computer software
Cost	211,778	186,104
Accumulated amortisation	(167,186)	(140,526)
	44,592	45,578
Total Intangibles	10,164,545	9,376,256

(a)	Reconciliation Detailed Table

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$

Year ended 30 June 2014
Balance at the beginning of the year	9,330,678	45,578	9,376,256
Additions	1,836,018	25,674	1,861,692
Amortization	(379,468)	(26,660)	(406,128)
Grants received	(667,275)	-	(667,275)
Closing value at 30 June 2014	10,119,953	44,592	10,164,545

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$

Year ended 30 June 2013
Balance at the beginning of the year	8,280,254	25,296	8,305,550
Additions	2,563,134	37,801	2,600,935
Amortization	(133,977)	(17,519)	(151,496)
Grants	(1,378,733)	-	(1,378,733)
Closing value at 30 June 2013	9,330,678	45,578	9,376,256

(b)	Government grants

In 2014, the Group recorded a receivable related to Government Grants for tax incentives totalling AUD$913,720 (2013: AUD$2,189,000), which is included in Note 9 in Other Receivables, with AUD$667,275 (2013: AUD$1,378,733) offsetting development costs and AUD$246,445 (2013: AUD$810,267 and 2012: $306,711) included in Other Income.

13	Trade and other payables

	2014 AUD$	2013 AUD$
CURRENT
Trade payables	2,187,839	906,341
Accrued expenses	1,839,718	893,510
Provision for fees received in advance	1,592,357	359,400
Other payables	106,770	143,753
	5,726,684	2,303,004
	2014 AUD$	2013 AUD$
NON-CURRENT
Provision for fees received in advance	530,786	1,797,000

All amounts are short term and the carrying values are considered to be a reasonable approximation of fair value.

Provision for fees received in advance relates to funds advanced for a distribution and supply agreement with Elanco. No income relating to this agreement has been recognized in the consolidated statement of comprehensive income/(loss) during 2014, 2013 or 2012.

(a)	Risk exposure

    Information about the Group's exposure to foreign exchange risk is provided in note 21.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

14	Borrowings

	Note	2014 AUD$	2013 AUD$
CURRENT
Secured liabilities:
Lease liability	20	163,232	210,990
Loan facility		-	10,673,854
2013 Parnell bonds		4,271,679	-
2011 Convertible bonds		-	6,971,730
		4,434,911	17,856,574
Less: borrowing costs attributable to loan facility		(299,693)	(1,323,857)
Total current borrowings		4,135,218	16,532,717
NON-CURRENT
Secured liabilities:
Lease liability	20	-	134,233
2013 Parnell Bonds		162,795	4,271,639
		162,795	4,405,872
Less: borrowing costs attributable to 2013 Parnell Bonds and loan facility		(10,832)	(738,361)
Total non-current borrowings		151,963	3,667,511

As at June 30, 2014, the only borrowings that remain are the Company's lease liabilities are secured by the related leased assets of AUD$163,232 and the 2013 Parnell Bonds of AUD$4,300,000.

Loan Facility

In June 2011, the Company entered into credit agreement with Partners For Growth III, L.P., originally for a USD$7,000,000 revolving line of credit. In October 2011, the Company and its U.S. subsidiaries increased this revolving line of credit by USD$3,000,000 and entered into a Revenue Sharing Agreement with Partners For Growth III, L.P.  In December 2013, the parties amended the revenue sharing agreement to add our U.S. subsidiaries as parties.  The revenue sharing agreement provides Partners For Growth III, L.P. the right to receive revenue payments comprised of 5% of total gross sales revenue including payments and fees and resulting sales or disposals of our estroPLAN and GONAbreed products in the U.S.  The term of the revenue sharing agreement is through June 30, 2021, or until a maximum aggregate payment of $3.0 million has been made.  The Agreement may be terminated by us at any time upon payment of an early redemption fee of USD$3,000,000 less any revenue payments already made.  The agreement also provides that Partners For Growth III, L.P. is entitled to minimum payment of USD$3,000,000 upon the change in control of the business.  The Company's IPO did not trigger a change of control event as stipulated in the agreement.

Covenants imposed by the lender required that Earnings before Income Tax, Interest, Depreciation and Amortisation ("EBITDA") for the prior twelve months was not less than AUD$3,000,000, that a current ratio of 1.25:1.0 be maintained, and a minimum net worth of AUD$12,500,000 be maintained (Note 17(c)). The loan facility was extinguished in February 2014 and a charge for unamortized borrowing costs of AUD$75,053 was recorded upon extinguishment.  The revenue sharing agreement remains in place in accordance with the terms above and the Group accrued AUD$267,463 in current liabilities as of June 30, 2014.

2011 Convertible Bonds

In March 2011, the parent entity issued 12% convertible notes for USD$6,250,000. The notes were convertible into ordinary shares of the parent entity, at the option of the holder, or repayable in March 2014. The conversion rate is AUD$0.3710526 (AUD$3.71 after ten for one share consolidation) for each note held, which is based on the market price per share at the date of the issue of the notes, but subject to adjustments for reconstructions of equity. In January 2014, 2,042,105 of these 2011 Convertible Bonds converted into ordinary equity of the parent entity and USD$3,957,895 (AUD$4,495,317) was redeemed.

The 2011 Convertible Bonds were registered by a second mortgage over all assets of the Group. As at January 31, 2014, this second registered mortgage has been released.

2013 Parnell Bonds

The parent entity issued 10% 2013 Parnell Bonds totalling AUD$4,150,000 from February 2013 to June 2013, with another AUD$150,000 issued in 2014 with the same terms. The bonds have a two year term with repayment due between February and September 2015, but may be redeemed earlier by the Company. In addition, at maturity or upon a valuation event, bondholders had the option to exercise an attached warrant for cash and/or share consideration at the election of the bondholder. The amount of cash consideration is calculated at 20% of total bond investment and warrant shares are represented by the number of bonds x 0.0000004% of the fully diluted share capital of the Company, as at the date of the valuation event.

On May 20, 2014, at the election of the 2013 Parnell bondholders, all of the attached warrants issued with these 2013 Parnell Bonds were converted into 140,075 ordinary shares of the Company. Subsequent to this conversion no further warrant obligations exist within the Company.

The 2013 Parnell Bonds were registered by a third mortgage over all assets of the Group, which upon full payment of the loan facility and term facility became a first ranking mortgage over all of the assets of the Group.

SWK Holdings LLC Term Loan

In January 2014, the Group entered into a credit agreement with a U.S.-based lender, SWK Holdings LLC, for a seven year USD$25,000,000 senior secured credit facility. The credit facility was utilized to refinance our previous senior debt facility of USD$9,900,000 with Partners For Growth, LLC, which was due to mature in June 2014, and to redeem USD$3,957,895 of Convertible Bonds that were due to mature in March 2014. USD$2,000,000 was paid to Partners for Growth III, L.P. to pay out a warrant attached to their facility. In addition, 2.0 million 2011 Convertible Bonds converted to ordinary shares of the parent entity. Following the payment of fees and associated costs of establishing this new seven-year credit facility of approximately AUD$1.45 million, USD$7,900,000 of funds were immediately available to us for working and growth capital. The credit facility contained two financial covenants requiring us to retain a current asset ratio of greater than 1.25, after adjusting for subordinated debt (2013 Parnell Bonds), and to maintain a level of last 12 months revenues greater than that stipulated in the credit agreement, measured at the end of each quarter and increasing over time to a maximum of AUD$16,000,000 by quarter ending December 31, 2017. In addition, the credit facility contained other customary affirmative and negative covenants.

In June 2014, the Company repaid the term loan balance of approximately USD$26,750,000, inclusive of interest of USD$1,750,000, which equated to a total Internal Rate of return, or IRR, of 20%, from the proceeds of the initial public offering.  The unamortized borrowing costs of approximately AUD$1.26 million were charged to expense upon extinguishment of the debt.

The SWK Holdings LLC term loan facility was registered by a first mortgage over all assets of the Group. As at June 30, 2014, this first registered mortgage has been released.

Lease liabilities are secured by the related leased assets.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

2011 Convertible bonds and 2013 Parnell Bonds

	2014 AUD$	2013 AUD$
CURRENT
Face value of bonds*	4,150,000	6,375,004
Interest expense - current year**	415,013	719,083
Interest expense - brought forward	121,666	618,409
Interest paid	(415,000)	(740,766)
	4,271,679	6,971,730
	2014 AUD$	2013 AUD$
NON-CURRENT
Face value of bonds*	150,000	4,150,000
Interest expense - current year**	12,795	121,639
	162,795	4,271,639

* Movement in face value of notes issued relates to the movement in USD/AUD exchange rate and redemption of one bondholder during the year. This movement has been recognised as part of the "net foreign exchange losses on borrowings".

** Interest expense is calculated by applying the effective interest rate of 12% to the liability component for the 2011 Parnell bonds and 10% for the 2013 Parnell bonds.

15	Derivatives

	2014 AUD$	2013 AUD$
CURRENT
Derivatives on financial instruments	-	224,169
Warrants	-	2,092,954
	-	2,317,123
	2014 AUD$	2013 AUD$
NON-CURRENT
Warrants	-	860,000
	-	860,000

(a)	Warrant

A derivative was recognized in relation to the warrants that were issued by the Company for the USD loan facility  and 2013 Parnell Bonds.

The liability was initially measured at fair value in accordance with AASB 139 (IAS 39). The value of the warrant liability is remeasured at each balance date with any movement in valuations recognized in the statement of comprehensive income/(loss) in unrealised foreign exchange gains or losses.

In January 2014, subsequent to the refinancing of the PFG loan facility with SWK, the Group purchased the warrant granted to Partners For Growth III, L.P. for consideration of USD$2,000,000.

In May 2014, at the election of the 2013 Parnell bondholders, all of the attached warrants issued with the 2013 Parnell bonds, between February to September 2013, were converted to 140,075 ordinary shares of the Company.  Subsequent to this conversion no further warrant obligations exist within the Company.

16	Employee Benefits

	2014 AUD$	2013 AUD$
Current liabilities
Provision for employee benefits	305,330	245,957
	2014 AUD$	2013 AUD$
Non-current liabilities
Long service leave	117,862	92,597

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

17	Ordinary shares

	2014 AUD$	2013 AUD$

13,283,722 (2013: Nil) Ordinary Class shares	55,343,451	-
Nil (2013: 5,700,000) Ordinary A Class shares	-	2,935,483
Nil (2013: 923,050) Ordinary B Class shares	-	78,912
Nil (2013: 507,687) Ordinary C Class shares	-	51,812
Nil (2013: 20,000) Ordinary D Class shares	-	10
Nil (2013: 367,863) Ordinary E Class shares	-	38,198
Nil (2013: Nil) Ordinary CB shares	-	-
Total	55,343,451	3,104,415

Movements in ordinary share capital

Date	Details	No of shares	Issue price AUD$	AUD$

30/6/12	Opening balance	7,523,599		3,104,964
22/5/13	D Class Shares repurchased	5,000	0.1	(549)
30/6/13	Balance	7,518,599		3,104,415
28/1/14	Issue of CB Shares	625,048	3.71	2,318,993
20/5/14	Issues of 2013 Parnell Bond Shares (A Class shares)	140,075	6.37	860,000
6/6/14	Transfer of original A Class shares to Ordinary Class shares	(5,700,000)	-	-
6/6/14	Transfer of 2013 Parnell Bond shares to Ordinary Class shares	(140,075)	-	-
6/6/14	Transfer of all B Class shares to Ordinary Class shares	(923,050)	-	-
6/6/14	Transfer of all C Class shares to Ordinary Class shares	(507,687)	-	-
6/6/14	Transfer of all D Class shares to Ordinary Class shares	(20,000)	-	-
6/6/14	Transfer of all E Class shares to Ordinary Class shares	(367,863)	-	-
6/6/14	Transfer of all CB Class shares to Ordinary Class shares	(625,048)	-	-
6/6/14	Transfer of all classes of shares to Ordinary Class	8,283,722	-	-
18/6/14	Issue of Ordinary Shares	5,000,000	10.61	53,067,289
18/6/14	Commission and issuance costs of initial public offering	-	-	(5,724,638)
18/6/14	Tax effect relating to commission and issuance costs of initial public offering	-	-	1,717,391
30/6/14	Balance	13,283,722		55,343,451

On April 28, 2014, the shareholders and the directors of the Group approved a ten for one consolidation of shares, which had the effect of a reverse share split that became effective on June 6, 2014 when the Australian Securities and Investments Commission (ASIC) altered the registration details of the parent entity. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ Global Market at a share price of USD$10.00 (AUD$10.61) per share resulting in proceeds of AUD$53,067,289.  The proceeds were partially offset by commissions and issuance costs of AUD$5,724,638 for net proceeds of AUD$47,363,267.

There were no other movements in other classes of ordinary shares in 2014 and 2013, other than those previously discussed in the notes to the consolidated financial statements.

Ordinary shares of the Company have no par value.

On June 6, 2014, the shareholders and directors of the Group voted in favour of issuing one Ordinary Class share for each share held in Class A, B, C, D, E and CB shares. All of the rights associated with these shares classes were cancelled at that date. The Ordinary Class shares have the participation rights as noted above.

(a)	Net income/(loss) per share

Basic and diluted net income/(loss) per share calculated for the Group have been disclosed in the Statements of  Comprehensive Loss.

A reconciliation of the net income/(loss) used in calculating net loss per share is included below:

	2014 AUD$	2013 AUD$	2012 AUD$
Basic and diluted net income/(loss) per share
Net Income/(loss) for the year	(17,333,322)	(3,478,055)	67,344

A calculation of the weighted average number of shares used for the denominator is included below:

	2014	2013	2012
Weighted average number of ordinary shares used in the basic and diluted net income/(loss) per share calculation	7,960,723	7,518,599	7,523,599

A summary of the conversion details relating to the different classes of bonds is included in Note 14.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

(b)	Share-Based Compensation

The Company established the 2014 Omnibus Equity Incentive Plan in June 2014 to allow for the issuance of up to 1,500,000 shares to officers and employees of, and other individuals, including non-employee directors.  The Company may issue share options, share awards, share units, performance shares, performance units, and other share-based awards to eligible individuals.  There have been no shares granted to issued under this plan as of June 30, 2014, or in the subsequent period.

(c)	Capital Management

The Group's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistently with others in the industry, the Group monitors capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including 'borrowings' and 'derivatives' as shown in the balance sheet) less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the balance sheet plus net debt. In 2014, total cash and cash equivalents are greater than total borrowings, as such total capital is calculated as 'equity' as shown in the balance sheet plus total borrowings.

The gearing ratios at 30 June 2014 and 30 June 2013 were as follows:

	2014 AUD$	2013 AUD$

Total indebtedness and derivatives	4,597,706	25,439,569
Less: cash and cash equivalents	(20,804,339)	(859,708)
Net debt	(16,206,633)	24,579,861

Total equity	36,776,220	2,388,031
Total capital	41,373,926	26,967,892

Gearing ratio	11%	91%

The increase in the gearing ratio during 2013 resulted primarily from the increase in borrowings to fund the manufacturing facility and development of intangible assets.Total borrowings above include derivatives recorded on the balance sheet. In 2014, the large majority of these borrowings were paid down from funds raised at IPO, resulting in the reduction in the gearing ratio.

18	Reserves

	2014 AUD$	2013 AUD$	2012 AUD$
Foreign currency translation reserve
Opening balance	366,725	398,809	273,299
Currency translation differences arising during the year	(517,525)	(32,084)	125,510
	(150,800)	366,725	398,809

(a)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive income - foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

19	Accumulated Losses

	2014 AUD$	2013 AUD$	2012 AUD$
Retained earnings/(accumulated losses) at the beginning of the financial year	(1,083,109)	3,074,946	3,687,602
Loss for the year	(17,333,322)	(3,478,055)	67,344
Ordinary dividends	-	(680,000)	(680,000)
Accumulated losses at end of the financial year	(18,416,431)	(1,083,109)	3,074,946

20	Capital and Leasing Commitments

(a)	Finance Leases

	2014 AUD$	2013 AUD$	2012 AUD$
Minimum lease payments:
- not later than one year	170,693	238,426	246,193
- between one year and five years	-	147,480	362,664
Minimum lease payments	170,693	385,906	608,857
Less: finance changes	(7,461)	(40,683)	(81,468)
Present value of minimum lease payments	163,232	345,223	527,389

The Group leases various plant and equipment expiring within one and four years. The leases have purchase options.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

(b)	Operating Leases

	2014 AUD$	2013 AUD$	2012 AUD$
Minimum lease payments under non-cancellable operating leases:
- not later than one year	601,826	660,134	579,539
- between one year and five years	2,209,113	2,407,678	2,212,691
- later than five years	825,821	1,924,011	2,456,241
	3,636,760	4,991,823	5,248,471

The Group leases various offices, warehouses and equipment under non-cancellable operating leases expiring within 6 months to nine years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of these leases are renegotiated.

21	Financial Risk Management

The Company is exposed to a variety of financial risks through its use of financial instruments.

This note discloses the Company‘s objectives, policies and processes for managing and measuring these risks.

The Company‘s overall risk management plan seeks to minimise potential adverse effects due to the unpredictability of financial markets.

The Company does not speculate in financial instruments.

The most significant financial risks to which the Company is exposed to are described below:

Specific risks

•	Market risk - currency risk and cash flow interest rate risk

•	Credit risk

•	Liquidity risk

Financial instruments used

The principal categories of financial instrument used by the Company are:

•	Trade receivables

•	Cash at bank

•	Trade and other payables

•	Loan facility

•	2011 Convertible bonds

•	2013 Parnell bonds

•	Finance leases

    Objectives, policies and processes

Risk management is carried out by the Company’s Risk Management Committee under the delegated power from the Board of Directors. The Finance Manager has primary responsibility for the development of relevant policies and procedures to mitigate the risk exposure of the Company, these policies and procedures are then approved by the risk management committee and tabled at the board meeting following their approval.

Reports are presented at each Board meeting regarding the implementation of these policies and any risk exposure which the Risk Management Committee believes the Board should be aware of.

Specific information regarding the mitigation of each financial risk to which Company is exposed is provided below.

Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the Group and arises principally from the Group's receivables.

It is the Group’s policy that all customers who wish to trade on credit terms undergo a credit assessment process which takes into account the customer’s financial position, past experience and other factors. Credit limits are then set based on ratings in accordance with the limits set by the Board of Directors, these limits are reviewed on a regular basis.

Liquidity risk

Liquidity risk arises from the Company’s management of working capital and the finance charges and principal repayments on its debt instruments. It is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

21	Financial Risk Management (continued)

Liquidity risk (continued)

The Company’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. The Company maintains cash and marketable securities to meet its liquidity requirements for up to 30-day periods. Funding for long-term liquidity needs is additionally secured by an adequate amount of committed credit facilities and the ability to sell long-term financial assets.

The Company manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business.

Liquidity needs are monitored in various time bands, on a day-to-day and week-to-week basis, as well as on the basis of a rolling 30-day projection. Long-term liquidity needs for a 180-day and a 360-day period are identified monthly.

At the reporting date, these reports indicate that the Company expected to have sufficient liquid resources to meet its obligations under all reasonably expected circumstances.

The Company‘s liabilities have contractual maturities which are summarised below:

	Not later than 1 month		1 to 3 months		3 months to 1 year		1 to 5 years
	2014 AUD$	2013 AUD$	2014 AUD$	2013 AUD$	2014 AUD$	2013 AUD$	2014 AUD$	2013 AUD$
Borrowings and warrants (excluding finance leases)	36,521	158,050	71,863	316,100	4,471,657	21,374,179	164,959	5,558,803
Embedded derivatives	-	-	-	-	-	224,169	-	-
Finance lease obligations	14,691	19,689	29,382	39,738	132,218	178,820	-	147,659
Trade payables	4,134,327	1,943,604	-	-	-	-	-	-
Total	4,185,539	2,121,343	101,245	355,838	4,603,875	21,777,168	164,959	5,706,462

    Market risk

(i) Foreign currency sensitivity

Most of the Company's transactions are carried out in Australian Dollars. Exposures to currency exchange rates arise from the Company's overseas sales and purchases, which are primarily denominated in US dollars, Canadian dollars and New Zealand dollars.

To mitigate the Group's exposure to foreign currency risk, non-Australian Dollar cash flows are monitored in accordance with Company‘s risk management policies.

In order to monitor the effectiveness of this policy, the Board receives a monthly report showing the settlement date of transactions denominated in non-Australian Dollar currencies and expected cash reserves in that currency.

Foreign currency denominated financial assets and liabilities, translated into Australian Dollars at the closing rate, are as follows:

	Consolidated
2014	USD $	CAD $	NZD $
Trade receivables	735,732	479,645	713,563
Trade payables	(3,257,503)	-	(56,279)
2013
Trade receivables	1,629,783	-	443,416
Trade payables	(2,808,299)	(165,689)	(2,672)
2011 Convertible bonds	(6,842,772)	-	-
Derivatives	(3,061,335)	-	-
Loan facilities	(8,611,636)	-	-

The following table illustrates the sensitivity of the net result for the year and equity in regards to the Company‘s financial assets and financial liabilities and the US Dollar, Canadian Dollar and New Zealand Dollar to the  Australian dollar exchange rate.  There have been no changes in the assumptions calculating this sensitivity from prior years.

It assumes a +/- 10% change of the Australian Dollar/foreign currency exchange rate for the year ended 30 June 2014 (30 June 2013: 10%). This percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

The sensitivity analysis is based on the foreign currency financial instruments held at the reporting date.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

21	Financial Risk Management (continued)

If the Australian dollar had strengthened and weakened against the following currencies by 10% (30 June 2013: 10%) then this would have had the following impact:

	2014		2013
	+10%	-10%	+10%	-10%
USD
Net results/equity impact	(464,836)	422,578	(1,771,527)	1,610,479
CAD
Net results/equity impact	48,513	(44,103)	(16,458)	14,962
NZD
Net results/equity impact	75,294	(68,449)	62,110	(56,464)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Company's exposure to foreign currency risk.

(ii) Cash flow interest rate sensitivity

The Company was exposed to interest rate risk as the loan facility funds borrowed in 2013 and 2014 were at floating rates.

 At the reporting date, the Company was not exposed to changes in market interest rates as all borrowings have been settled.

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +0.75% and -0.75% (2013: +0.75%/-0.75%), with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	2014		2013
	+0.75%	-0.75%	+0.75%	-0.75%
	AUD$	AUD$	AUD$	AUD$
Borrowings
Net results	-	-	(65,417)	65,417

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Company.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions.

The Company has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The utilisation of credit limits by customers is regularly monitored by line management. Customers who subsequently fail to meet their credit terms are required to make purchases on a prepayment basis until creditworthiness can be re-established.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

The Board receives monthly reports summarising the turnover, trade receivables balance and aging profile of each of the key customers individually and the Company's other customers analysed by industry sector as well as a list of customers currently transacting on a prepayment basis or who have balances in excess of their credit limits. Refer to Note 7.

Management considers that all the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due.

The credit risk for liquid funds and other short-term financial assets is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

	2014 AUD$	2013 AUD$
Cash at bank
AA-	20,342,721	644,299
A-	460,287	214,070
	20,803,008	858,369

Fair value estimation

The fair values of financial assets and financial liabilities are presented in the following table and can be compared to their carrying values as presented in the consolidated balance sheet. Fair values are those amounts at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values derived may be based on information that is estimated or subject to judgment, where changes in assumptions may have a material impact on the amounts estimated. Areas of judgment and the assumptions have been detailed below. Where possible, valuation information used to calculate fair value is extracted from the market, with more reliable information available from markets that are actively traded. In this regard, fair values for listed securities are obtained from quoted market bid prices. Where securities are unlisted and no market quotes are available, fair value is obtained using discounted cash flow analysis and other valuation techniques commonly used by market participants.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

21	Financial Risk Management (continued)

	2014		2013
	Net Carrying Value AUD$	Net Fair value AUD$	Net Carrying Value AUD$	Net Fair value AUD$
Financial liabilities
Long term loan	-	-	10,673,854	11,714,555
2011 Convertible bonds	-	-	6,971,730	7,613,657
2013 Parnell bonds	4,434,474	4,745,000	4,271,639	5,125,967
Lease liabilities	163,232	176,290	345,223	385,906
	4,597,706	4,921,290	22,262,446	24,840,085

22	Dividends

	2014 AUD$	2013 AUD$
The following dividends were declared and paid:
Final unfranked ordinary dividend of $nil (2013: $0.12) per share	-	680,000

Franking account

	2014 AUD$	2013 AUD$
The franking credits available for subsequent financial years at a tax rate of 30%	-	-

The above available balance is based on the dividend franking account at year-end adjusted for:

(a)	Franking credits that will arise from the payment of the current tax liabilities;

(b)	Franking debits that will arise from the payment of dividends recognized as a liability at the year end;

(c)	Franking credits that will arise from the receipt of dividends recognized as receivables at the end of the year.

The ability to use the franking credits is dependent upon the entity's future ability to declare dividends.

23	Key Management Personnel Disclosures

Key management personnel remuneration included within employee expenses for the year is shown below:

	2014 AUD$	2013 AUD$	2012 AUD$
Short-term employee benefits	1,702,398	1,853,474	1,672,603
Long-term benefits	5,967	27,375	-
Post-employment benefits	-	34,238	44,712
	1,708,365	1,915,087	1,717,315

For the purposes of this note, Key Management Personnel has been assessed as being the Board of Directors, which includes the Chief Executive Officer and the Chief Financial Officer.

Other key management personnel transactions

For details of other transactions with key management personnel, refer to Note 28: Related Party Transactions.

24	Remuneration of Auditors

	2014 AUD$	2013 AUD$	2012 AUD$
Remuneration of the auditor of the parent entity, PricewaterhouseCoopers Australia, for:
- auditing or reviewing the financial report	205,000	93,000	83,655
- taxation services	101,458	22,000	26,000
- assurance services relating to IPO	389,950	-	-
- auditing or reviewing of financial information for IPO	220,000	-	-
Total remuneration of PricewaterhouseCoopers Australia	916,408	115,000	109,655

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

25	Interests in Subsidiaries

The parent entity within the Group is Parnell Pharmaceuticals Holdings Limited, which changed its name from Parnell Pharamaceuticals Holdings Pty Limited on 6 June, 2014 upon becoming a public entity. There is no ultimate parent entity above the Group.

(a)	Composition of the Group

	Principal place of business / Country of Incorporation	Percentage Owned (%)* 2014	Percentage Owned (%)* 2013
Subsidiaries:
Parnell Technologies Pty Limited	Australia	100	100
Parnell Pharmaceuticals Pty Limited	Australia	100	100
Parnell Laboratories (Aust) Pty Limited	Australia	100	100
Parnell, Inc.	United States of America	100	100
Parnell Technologies NZ Pty Limited	Australia	100	100
Parnell Technologies (UK) Limited	United Kingdom	100	100
Australian Pharma Services Pty Limited	Australia	100	100
Parnell Manufacturing Pty Limited	Australia	100	100
Parnell Corporate Services Pty Limited	Australia	100	100
Parnell Australia Pty Limited	Australia	100	100
Parnell North America Pty Limited	Australia	100	100
Parnell Europe Pty Limited	Australia	100	100
Parnell NZ Co Limited	New Zealand	100	100
Parnell Group Pty Limited	Australia	100	100
Parnell Corporate Services U.S., Inc.	United States of America	100	100
Parnell U.S. 1, Inc.	United States of America	100	100
Veterinary Investigative Services, Inc.	United States of America	100	100

*The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

26	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

•	Derivatives

    Fair value hierarchy

All assets and liabilities measured at fair value are required to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

The table below shows the assigned level for each asset and liability held at fair value by the Group:

30 June 2014	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	-	-	-	-
Warrants	-	-	-	-

30 June 2013	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	-	-	224,169	224,169
Warrants	-	-	2,952,954	2,952,954

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

26	Fair Value Measurement (continued)

Level 3 measurements

A reconciliation of the movements in recurring fair value measurements allocated to Level 3 of the hierarchy is provided below:

Warrants	2014 AUD$	2013 AUD$
Balance at beginning of year	2,952,954	1,786,214
Total gains or losses for the year
Recognized in profit or loss - settlement	(3,135,313)	-
Recognized in profit or loss - foreign exchange	182,359	306,740
Other movements
Additions	-	860,000
Balance at end of year	-	2,952,954
	2014 AUD$	2013 AUD$
Derivatives
Balance at beginning of the year	224,169	529,792
Total gains or losses for the year
Recognized in profit or loss - settlement and amortisation	(236,538)	-
Recognized in profit or loss - foreign exchange	12,369	(305,623)
Balance at end of the year	-	224,169

Unobservable inputs and sensitivities relating to 2013:

Description	Fair value at 30 June 2013 AUD$	Valuation technique	Unobservable inputs	Range of inputs (probability weighted average)	Relationship of unobservable inputs to fair value
Derivatives	224,169	Discounted cash flows	Weighted average forward foreign exchange rate	5 - 50% (25%)	A change in the weighted average forward foreign exchange rate of +/- 5% would change fair value by AUD$229,554 and (AUD$501,237) respectively.
Warrants	2,952,954	Discounted cash flows	Risk adjusted discount rate	10% - 20% (15%)	A change in the discount rate by 50bps would not increase/decrease the fair value of the warrants.

Valuation process

The finance function of the group includes a team that performs the valuations of non-property assets required for financial reporting purposes, including level 3 fair values. The team reports directly to the Chief Financial Officer (CFO) and the Board of Directors. Discussion of the valuation processes and results are held between the CFO, Board of Directors and the finance function at least once every twelve months, in line with the Group's annual reporting dates.

Fair value measurements using significant unobservable inputs (level 3)

The main level 3 inputs used by the Group in measuring the fair value of the financial instruments are derived and evaluated as follows:

•	Weighted average forward foreign exchange rates: these are determined using expected future foreign exchange rates based on the information available at each reporting date.

•
Discount rates: these are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

Changes in level 2 and 3 fair values are analysed at each reporting date during the annual valuation discussion between the CFO, Board of Directors and the finance function.

27	Contingencies

In the opinion of management, the Company did not have any material contingencies at 30 June 2014 (30 June 2013: None).

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

28	Related Parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transaction with related parties:

	2014 AUD$	2013 AUD$	2012 AUD$
Contributions to superannuation funds on behalf of employees	312,303	315,744	326,193
Repayment of loans to related parties (employees)	60,416	-	-
Repayment of loan from directors	64,063	-	312,672
Dividends paid to a director	-	680,000	680,000
Rental and outgoings amounts paid to a Company controlled by a director	551,056	541,337	524,019
Interest paid/payable to associates connected to related parties for the 2011 Convertible Bonds	75,812	81,000	-
Interest paid/payable to associated connected to related parties for the 2013 Parnell Bonds	186,071	52,805	-

In addition to the above, 150,000 2013 Parnell Bonds were issued in 2014 (2013: 1,585,000) to associates connected to related parties. These bonds were issued between July and September 2013.

Related Parties

The Group's main related parties are as follows:

(i) Key management personnel:

Any person(s) having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity are considered key management personnel.

For the purposes of this note, Key Management Personnel has been assessed as being the Board of Directors.

For details of remuneration disclosures relating to key management personnel, refer to Note 23: Interests of Key Management Personnel (KMP).

Other transactions with KMP and their related entities are shown below.

(ii) Subsidiaries:

The consolidated financial statements include the financial statements of Parnell Pharmaceuticals Holdings Limited and those entities disclosed in note 25.

(iii) Employees:

(b)	Loans to key management personnel

Unsecured loans are made to the directors on an arm's length basis. Loans are unsecured and repayable in cash.

	Opening balance AUD$	Closing balance AUD$	Interest paid/payable AUD$
Loans to KMP
2014	64,064	-	3,222
2013	60,986	64,064	6,505

Interest is payable on these loans at the statutory benchmark rate as advised by the Australian Taxation Office. The loans are repayable within 30 days of written notice being provided or upon termination of employment. This amount was paid in full during 2014 and no additional loans to management personnel were issued during the year.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

29	Cash Flow Information

(a)	Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

	2014 AUD$	2013 AUD$	2012 AUD$
Net (loss) attributable to members	(17,333,322)	(3,478,055)	67,344
Cash flows excluded
- Capitalised finance costs	215,512	121,639	618,408
Non-cash flows in profit:
- depreciation and amortization	1,253,772	1,743,208	1,300,413
- movement in ordinary share capital - tax effect on IPO transaction costs	1,717,391	-	-
- net exchange differences	(943,061)	2,163,208	774,451
Changes in assets and liabilities:
- (increase)/decrease in trade and other receivables	(1,562,561)	401,108	239,640
- (increase) in inventories	(102,696)	(656,387)	229,517
- (increase) in deferred tax asset	1,021,026	(1,120,806)	130,040
- (increase)/decrease in other assets	555,888	(557,009)	(90,553)
- increase/(decrease) in trade and other payables	2,180,722	(730,769)	95,865
- (increase)/decrease in income tax incentives receivable	1,275,282	(1,358,451)	-
- increase in deferred tax liability	215,962	441,397	176,744
- (decrease) in deferred revenue	(33,258)	-	-
- increase in employee benefits	84,638	49,761	20,537
- (decrease) in other provisions	(1,219)	-	-
Cashflow from operations	(11,455,924)	(2,981,156)	3,562,406

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

30	Parent entity

The individual financial statements for the parent entity, Parnell Pharmaceuticals Holdings Ltd, show the following aggregate amounts:

	2014 AUD$	2013 AUD$
Balance sheet
Assets
Current assets	40,287,697	16,543,489
Non-current assets	2,407,670	3,728,163
Total Assets	43,235,367	20,271,652
Liabilities
Current liabilities	4,716,694	18,793,147
Non-current liabilities	1,742,453	5,547,355
Total Liabilities	6,459,147	24,340,502
Equity
Issued capital	55,343,451	3,104,415
Accumulated losses	(19,125,357)	(7,731,390)
Reserves	558,126	558,126
Total Equity	36,776,220	(4,068,849)

Statement of comprehensive loss
Total profit or loss for the year	(11,393,966)	(3,165,298)
Other comprehensive income	-	-

Total comprehensive loss	(11,393,966)	(3,165,298)

31	Events Occurring After the Reporting Date

Subsequent to year end, in July 2014, the Group completed a licensing agreement with CIMTECH Pty Ltd, a biotechnology company based in Australia.  The compounds now known as PAR 121 and PAR 122 have shown promise in bone regeneration and dermal regeneration, respectively. The Company has received a license to develop the compounds for the veterinary market with the potential to also seek human drug approvals.  The license is a perpetual and exclusive and provides the Group rights to market any resulting veterinary and/or human drugs as well as a right to sub-license to third parties. In order to retain the license the Group must continue to undertake development of the compounds each year and will bear all costs of; drug development, intellectual property, drug approvals and commercialization. The Group paid $100,000 as an upfront payment to CIMTECH and may pay up to a further $2.0 million in milestone payments plus a single digit royalty on all Net Revenues received by the Group from all drug sales (veterinary and human).

On September 8, 2014, the company appointed new non-executive independent directors, David Greenwood and Phyllis Gardner, and our previous non-executive independent directors, Andrew Want and Peter Molloy, resigned. The current board of directors now comprises; chairman, Dr. Alan Bell, executive officers, Mr Robert Joseph and Mr Brad McCarthy and non-executive independent directors, Mr David Greenwood and Dr. Phyllis Gardner.

Also subsequent to our fiscal year-end the Group notified the lessor of our intent to terminate the lease of 3,800 square feet of space in Overland Park, KS.  On September 12, 2014, the Group entered into an agreement to lease 14,810 square feet of office space in Overland Park, KS.  The Group will lease this property under a ten-year lease which will commence in November 2014 upon the completion build out.  The lease provides for an option to renew as well as a right of first refusal over additional space on the same level of our building allowing for future expansion.  The landlord provided a building fit out to the value of USD$35 per square foot, as well as a rent abatement for the first six months of the lease term.  In addition to the tenant incentives, the Group was also provided with an expansion grant by the Department of Commerce in the State of Kansas in light of the expansion of our US Headquarters to accommodate up to 32 new positions to support our future growth.  This incentive provides for a cash grant of USD$400,000 with USD$300,000 upon signing the lease on the new premises and USD$100,000 in twelve months.  There are approximately USD$100,000 in ancillary program incentives and USD$200,000 in tax incentives for a total program incentive of USD$700,000.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

32	Company Details

The registered office and principal place of business of the company in Australia is: Parnell Pharmaceuticals Holdings Limited
Unit 4 Century Estate
476 Gardeners Road
Alexandria NSW 2015 The principal place of business of the company in the United States is: 9401 Indian Creek Parkway Suite 1170 Overland Park KS 66210