Form 20-F
period 2014-12-31
Parnell Pharmaceuticals Holdings Ltd
filed 2015-02-27
CIK 1603429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

or

☒	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from July 1, 2014 to December 31, 2014

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring shell company report _____________

Commission file number 333-196065

Parnell Pharmaceuticals Holdings Ltd (Exact Name of Registrant as specified in its charter)

Australia	Unit 4, Century Estate 476 Gardeners Road Alexandria 2015 NSW Australia
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Robert T. Joseph
President and Chief Executive Officer
c/o Parnell, Inc.
7015 College Blvd, Level 6
Overland Park, Kansas 66211
Tel: 913-274-2100
E-mail: info@parnell.com
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

As of December 31, 2014, 13,283,722 ordinary shares, no par value, were issued and outstanding.

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

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☐

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS			4

Item	5	Operating and Financial Review and Prospects	5
	5.A	Operating Results	5
	5.B	Liquidity and Capital Resources	41
	5.C	Research & Development, Patents and Licenses	43
	5.D	Trend Information	44
	5.E	Off-Balance Sheet Arrangements	44
	5.F	Tabular Disclosure of Contractual Obligations	45
Item	8.A.7	Financial Information – Legal Proceedings	45

Item	13	Defaults, Dividend Arrearages and Delinquencies	46
Item	14	Material Modifications to the Rights of Security Holders and Use of Proceeds	46
Item	15	Controls and Procedures	47

Item	17	Financial Statements	47
Item	18	Financial Statements	47
Item	19	Exhibits	48

Explanatory Notes

On December 8, 2014, the Board of Directors of Parnell Pharmaceuticals Holdings Ltd. (the “Company”) authorized a change of fiscal year end to December 31, 2014 to align fiscal reporting with existing management processes which use calendar year planning and to provide more efficient reporting for US investors.  As a result, the Company is required to file this transition report on Form 20-F for the transition period of July 1, 2014 to December 31, 2014.  After filing the transition report the Company’s next fiscal year end will be December 31, 2015.  A comparison of our operating results for the 6-month periods ended December 31, 2014 and 2013 has been included within ITEM 5.A.  Financial information presented in this Form 20-F for the 6-month period ended December 31, 2013 and discussion of calendar year data has not been audited and is presented for comparative purposes only.  The Company notes that this transition report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which permits the Company to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Except for the historical information contained in this transition report on Form 20-F, the statements contained in this transition report are “forward-looking statements” which reflect our current view with respect to future events and financial results.

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements.  Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding our research and development activities, our ability to conduct clinical trials of our product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties and other factors. Please also see the discussion of risks and uncertainties under “Risk Factors” contained in Item 3.D. of our Annual Report filed on Form 20-F for the year ended June 30, 2014 as filed with the SEC.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this transition report might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this transition report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.  The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s financial statements and related notes included elsewhere in this report and in our annual report on Form 20-F, for the year ended June 30, 2014 as filed with the SEC.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.           Operating Results

Overview of the Business and Operations in the six month period ended December 31, 2014

During the six-month period ended December 31, 2014, the Company accomplished several key milestones and commenced investing the proceeds of our IPO in growth-related projects including:

•	Double- and triple-digit sales growth across our Production Animal portfolio;
o
Production Animal – US growth of 85% in the second half of calendar year 2014 compared to the same period in 2013 for ex-Parnell sales (from Parnell to Distributors) and a 209% increase in In-Market sales (from Distributors to Veterinarians; and Dairy Producers) for calendar year ended December 31, 2014, or CY2014.

o	Production Animal – Rest of World (“ROW”) segment grew 31% for CY2014 compared to calendar year ended December 31, 2013, or CY2013.
•	Single-digit growth in our Companion Animal business unit for CY2014, where Zydax sales grew 18% over CY2013.
•
Announced the results of a successful Pilot Efficacy Clinical Trial for our osteoarthritis product – Zydax; demonstrating an improvement in pain and mobility-impairment of over 40% in Zydax treated dogs, as compared to baseline.

•	Commenced the Pivotal Efficacy Clinical Trial for Zydax in 28 clinical trial sites (which we expect to complete in Q2, 2015).
•	Completed the commercial scale-up of the manufacture of the Active Pharmaceutical Ingredient, or API, of Zydax with Lonza Group Ltd (“Lonza”) (based in Switzerland).
•
Continued development of our digital technologies mySYNCH® and iKAM®.  We provide these digital technologies to our veterinarian customers to enhance the utilization of our reproductive hormone (mySYNCH) and osteoarthritis (iKAM) franchises.  We believe our digital technologies are key to our commercial success by creating a fundamentally differentiated offering to our customers and directly influencing the profitability of their operations.

•	Progressed in the development of our pipeline of product candidates.
•	Commenced negotiations on multiple in-licensing opportunities.
•	Appointed 16 new personnel, including a new Chief Scientific Officer, Vice President of Global Sales, Director of Marketing – Companion and expanded our Digital Technology team.
•	Appointed three new US-based independent directors Dr. Phyllis Gardner, David Greenwood and Tom Duley.
•	Expanded our US office presence in Kansas City, KS through a 10-year lease allowing for long-term growth.

PRODUCTS AND REVENUES

Our revenues are currently derived from our two major product portfolios: Production Animal and Companion Animal.  We market five products in fourteen countries: two products, estroPLAN and GONAbreed, in Production Animal (reproductive hormones used to optimize breeding programs in Dairy and Beef cows) and three products for the treatment of Osteoarthritis in dogs and horses (Zydax, Glyde and Tergive).

We expect to continue the geographic expansion of these products, including registration of  Zydax in the US and Europe (and other markets) and our reproductive hormones in Europe (and other markets).

We also have six products in development, four for Companion Animal (including dermatology, orthopedics, metabolic disorders and anesthetics), and two for Production Animal (for mastitis and reproduction in dairy cows).

Our Production Animal portfolio is currently comprised of our two products estroPLAN (a prostaglandin) and GONAbreed (a Gonadotropin Releasing Hormone, or GnRH).  The primary use of these products is by dairy farmers to increase reproductive efficiencies in their dairy cattle.  We have been producing our reproductive products since 2001 and sell them in 14 countries including Australia, New Zealand, U.S., Canada and countries in the Middle East and Asia.  In mid-2013 we launched these products for the first time in the United States and established a commercial presence, now comprising six territories as follows:
•	West – California, Oregon, Washington, Idaho and Utah
•	Central – Arizona, Colorado, New Mexico, Kansas, Oklahoma and Texas
•	North – North Dakota, South Dakota, Minnesota and Iowa
•	Mid-North – Wisconsin and Illinois
•	Mid-West – Michigan, Indiana, Ohio and Kentucky
•	East – Virginia, West Virginia, Pennsylvania, New York and Vermont

In calendar year 2014, January 1, 2014 to December 31, 2014 (CY 2014), the use of estroPLAN and GONAbreed in the US increased significantly with in-market sales (sales by our distributors to veterinary clinics and dairy producers) increasing three-fold.  We anticipate that our current sales trajectory will continue in 2015 and we are expanding our personnel in the commercial team to maximize our sales opportunities in the United States.

Our sales in our Rest of World (non-US markets) increased significantly in calendar year 2014, increasing over 40% as compared to calendar year 2013, January 1, 2013 to December 31, 2013 (CY 2013).  In particular, sales in Australia and New Zealand performed well with strong double digit growth (31% year on year).  We expect our sales in this region to continue to expand in 2015 with an increase in personnel.  We expect our partner-marketed regions (including Canada, Middle East and Africa) to grow modestly in 2015.    We also have the opportunity in 2015 to expand our geographic presence, including Europe, subject to approvals.  We expect to appoint a marketing partner in these additional geographies.

Our Companion Animal portfolio currently comprises Zydax, Glyde and Tergive.

Zydax is a unique disease modifying osteoarthritis drug that targets the underlying cause of osteoarthritis.  Zydax is the only known drug that inhibits the Aggrecanase-1 enzyme which is up-regulated in osteoarthritis and causes the degradation of cartilage which in turn leads to pain, inflammation and loss of mobility in dogs and reduced performance in horses.  Zydax also stimulates the growth of new cartilage by increasing proteoglycan content and diminishes the inflammatory mediator Prostaglandin E2. Zydax is an injection administered under prescription by a veterinarian.  Each course of therapy in dogs is a single injection given once a week for 4 weeks.  Typically, a dog is brought back to the vet clinic once or twice per year for a follow up course of therapy.

Glyde is a nutraceutical product that contains a therapeutic dose of cartilage constituents (glucosamine and chondroitin) as well as a potent natural anti-inflammatory (Ecoisatetranoic Acid, or ETA, in the form of Green Lipped Mussel powder). Glyde is administered to the dog at home by the owner, currently as a powder sprinkled on their food but in 2015 we will launch Glyde Chews which we expect to deliver significant revenue growth, both in Australia and in the US where we are considering launching in the second-half of 2015.

Tergive is an injectable non-steroidal anti-inflammatory Drug (or “NSAID”) containing carprofen, which is the same active ingredient as the market leading brand Rimadyl®.  We currently only market Tergive in Australia but anticipate that we will also launch the product in the US and potentially other markets, subject to approvals.

Sales of our Companion Animal portfolio delivered growth of 5% in CY2014 over CY2013, seven years after launch and despite Zydax being off the market due to supply issues, which were ultimately resolved in April 2014.  We anticipate strong sales growth in 2015 as we add several new personnel to the Companion Animal team in Australia, launch Glyde Chews and a new version of iKAM, all funded through the proceeds of our IPO.

We are also considering establishing a commercial presence in the US Companion Animal market in 2015.  This team would initially market Glyde and the iKAM digital technology, and upon approval (expected in the first half of 2016) they would launch Zydax.  This team could consist of up to 30 to 40 territory managers covering the most lucrative segments of the US companion market.

We also expect to appoint a marketing partner(s) to sell Zydax and Glyde in other markets, notably in the European Union(“ EU”), Asia and Canada.  Such an appointment may deliver milestone fee income to Parnell in 2015 and/or 2016.

In addition to having market leading products in each of our Production and Companion Animal portfolios, we have developed digital technologies that we offer to veterinarians and animal owners to ensure they maximize the benefits of our drug products.

mySYNCH was developed for use by dairy producers and their veterinarians to improve reproduction management and thus profitability.  mySYNCH is the first product in the industry to give dairy farmers access to real-time predictive breeding metrics and allow them to bench-mark their performance against comparable farms, leading to optimized breeding program implementation.

iKAM is provided by us to veterinarians and dog owners for free to (i) identify dogs at risk of developing osteoarthritis (“OA”), (ii) educate dog owners about OA, (iii) enable dog owners to self-diagnose their pets and (iv) manage the treatment program and product experience for the dog owners after they leave the vet clinic.  iKAM has been demonstrated in Australia to significantly expand the potential market for Zydax and Glyde and significantly improve the brand experience for the “pet parent.”

In 2014 we continued the development and enhancement of both of these revenue-enabling digital tools and we expect to continue to invest in mySYNCH and iKAM in 2015 to drive revenue growth for both portfolios.  We believe our digital technologies are key to our commercial success by creating a fundamentally differentiated offering to our customers and directly influencing the profitability of their operations.

EXPENDITURE AND INVESTMENTS

In the second six months of calendar year 2014, after our successful IPO, we focused much of our efforts on increasing our strategic human capital in key growth areas of our business, commercialization, and product development.  The 16 new personnel that have joined Parnell in this period have all come from successful careers at multi-national animal health companies and have already made a direct impact on our operations.   We expect to increase our talent base further in 2015 with the addition of new positions in sales, marketing and research and development (“R&D”).  As described above, we also anticipate the possible addition of a US Companion Animal sales team and associated positions.  This would take our headcount from 55 at the time of our IPO to in excess of 100 by the end of 2015.  Investment in new personnel is a key direction for our growth capital and we expect this to continue to translate into increased growth of the company’s value.

We also anticipate investing in our Digital Technologies, iKAM and mySYNCH, as well as the promotion and launch costs of our Companion Animal products in the US.  R&D expenditure is expected to continue in 2015 as we progress our pipeline of seven product candidates and pursue product in-licensing opportunities.  We also anticipate investing in operating and investing activities to continue expanding our business in 2015.

To enable our revenue growth and product development, we expect to utilize our current cash, the increasing revenue generation of our marketed products, and, as described in our prospectus, we expect to utilize debt funding where appropriate.  Our Board remains keenly focused on capital management to optimize our growth opportunities in the key years of revenue expansion.

Manufacturing

We believe one of our key differentiating factors is our Food and Drug Administration (“FDA”) inspected, sterile injectable manufacturing facility located in Sydney, Australia.  Not only does this facility provide us with a reliable source of low-cost manufacturing for our own portfolio of products, but it also enables us to develop new products more quickly and at a lower cost than having to rely on third-party contract manufacturing organizations (“CMOs”).  We currently estimate that we have approximately 75% spare capacity in this facility enabling us to pursue what we expect to be lucrative contract manufacturing opportunities.  There has been a recent consolidation of CMOs which potentially opens up opportunities for Parnell to enter this market and to generate an additional, high-profit revenue stream.

We estimate that our total cost attributable to running our manufacturing facility are approximately $5.0 million annually. This represents personnel costs of the production and quality teams, utilities, internal and external quality testing, manufacturing consumables and rent. It does not include the variable costs of the products such as the product ingredients and packaging, but for our business the variable product costs are typically very low, often only 20% - 40% of the total cost of manufacture.  This means that most of our costs are fixed and stem from carrying the 75% non-utilized capacity.  Due to the early stage of our revenue growth, and due to the flexible nature of our manufacturing, we expect significant spare capacity in years to come.

To ensure that we are able to monitor and manage our capacity utilization, we use an activity based cost methodology to determine the specific cost of manufacturing an individual product. This method allows us to attribute the exact cost of each manufacturing process for a product as well as the exact costs of the product ingredients and packaging.

We use this costing methodology to identify the direct costs of the products we sell which we call Cost of Goods Sold - Products. As described above, due to the fact that we only use 25% of the capacity of our facility, some 75% of overhead and fixed costs are not absorbed into Cost of Goods Sold – Products and are instead stated as Cost of Goods Sold- Facility.

Specifically, Cost of Goods Sold – Products and Cost of Goods Sold – Facility are comprised of:

Cost of Goods Sold – Products consist primarily of cost of materials, facilities and other infrastructure and resources used to manufacture each product.  We use a standard cost methodology for each product we manufacture that calculates  the direct costs of producing each product plus the actual amount of fixed costs and manufacturing overhead that are utilized during the manufacture of each unit of product produced. All fixed costs of operating the manufacturing facility that are not absorbed by actual production are reported in Cost of Goods Sold – Facility, as explained below.

Cost of Goods Sold – Facility consist of, among other things, the fixed and semi-variable expenses, infrastructure and resources required to run our FDA-inspected manufacturing facility that are not allocated to the actual production of the products we manufacture during the year. These costs represent the expense associated with running the manufacturing facility whilst the facility is not fully utilized.  As our sales and associated cost of goods sold increases the utilization of the facility will be increased and Cost of Goods Sold - Facility will be reduced.

This differentiation allows us to describe an accurate cost for each product we sell as well as to identify the magnitude of the opportunity to absorb the additional capacity through either organic sales growth or, importantly, through contract manufacturing.  We expect to focus on identifying and pursuing contract manufacturing opportunities in 2015, which may result in improved facility utilization in 2015 or, more likely, will result in new contracts that commence manufacturing in 2016 and beyond.

Selling and Marketing

We split our commercialization infrastructure into sales and marketing divisions and, in turn, into Companion Animal and Production Animal teams.  We have recently expanded our marketing personnel and have seen an immediate enhancement in capability which we expect to flow through to an increase in our competitive presence in the market.

Each time we added a new territory to our US dairy sales team in 2013 and 2014, we generated a swift increase in market share.  Our current 6 territories cover approximately 80% of US dairy cows.  Two of these territories were established in September 2014.  In 2015, we expect to expand our territories to seven by splitting our California territory in two which will enable a closer focus on dairy producers to drive demand for our products in this large region (over 20% of the US dairy herd is in California).  Additionally, we have recruited a senior executive from one of our main competitors to the new role of Sales & Marketing Director – Production, who is having an immediate impact with this business unit.  We will consider additional sales territories as we demonstrate success with our current team.

We are also adding an additional territory manager to our Production team in Australia/New Zealand, (“ANZ”), and two additional territory managers to our Companion Animal team in Australia, as well as a new position of Sales & Marketing Director for ANZ.

In preparation for our launch of our Companion Animal products in 2015 and 2016, we are also investing in new personnel and pre-launch marketing programs.  We recently added a new position of Director of Marketing – Companion who has deep experience in consumer marketing in the animal health industry, especially in the United States.

In addition to our new talent, we will also invest in typical promotional, advertising and marketing activities.

Digital Technology

Our first digital technology, iKAM (for use by dog owners and their veterinarians) was launched in Australia in 2011/2012 as an in-clinic tool to identify new potential customers for Zydax and Glyde.  Since then it has proven to be a highly effective enabler of revenue growth by helping veterinarians to better manage their OA franchise within their clinic.  In 2014, we commenced the development of the “at-home” version of iKAM, which enables dog-owners to track the improvement of their pet’s osteoarthritis.  We believe there is no more innate bond than that of the pet and the pet owner, and iKAM has proven to genuinely enhance that bond by enabling the dog owner to see how their pets mobility is improving, giving them back their quality of life, and restoring the bond that comes by interacting with one’s dog at the park and around the house.

mySYNCH has also enabled us to show to dairy producers and their veterinarians that whilst large multi-nationals may have a broad portfolio of drugs, Parnell is precisely focused on improving reproductive performance with highly effective drugs and, importantly, digital tools that enable them to optimize their breeding programs.  We recognized that the dairy producer did not necessarily need a new reproductive hormone; they needed tools to enable them to use reproductive hormones more effectively.  We believe that mySYNCH, in particular through its provision of real-time breeding metrics and bench-marking capabilities, can revolutionize the way dairy farmers approach reproduction.

Due to the importance of our digital technology assets, we have brought all development in-house and have expanded our digital technology team.  In 2015, we expect this team to develop significant enhancements to mySYNCH and iKAM.  In particular, we anticipate that our new Companion Animal sales team will have the new iKAM product ready for market within the second-half of 2015, in preparation for the launch of Zydax in the first-half of 2016.

Product Development

We have a product pipeline that spans both Companion Animal and Production Animal.  We focus on prevalent diseases requiring chronic therapy and, importantly, on existing markets that have a significant unmet clinical need.  This research and development archetype has enabled us to develop a portfolio that consists of primary research, product repurposing and product re-formulation.  Each of these segments has its merits and we believe each of them enables us to develop drugs more quickly and at a lower cost than our competitors, given that we have full drug development and manufacturing capabilities in-house.

Parnell has developed over twenty products in its history; most were divested to fund the development of our current portfolio, which we expect to have global appeal and intellectual property protection.  This history of successful drug development and commercialization provides us with the ability to apply our proven approaches to research, clinical trials and regulatory strategies.

In 2014, we completed our first in-licensing project with the acquisition of two compounds PAR121 (orthopedics) and PAR 122 (dermatology), from CIMTECH Pty Ltd, an Australian biotechnology company.  This deal speaks to Parnell’s competitive advantage, in that we can offer a full suite of development infrastructure and a proven commercialization model.  We believe that in 2015 we can pursue multiple in-licensing opportunities to enhance our portfolio.

In 2014, we advanced Zydax through to the final stages of development for the US and European markets.  We announced the successful results of a large-scale pilot efficacy trial.  This trial was conducted in the US in 145 client-owned dogs with osteoarthritis.  Each dog-owner used an efficacy assessment tool called the Canine Brief Pain Inventory, or CBPI, to assess 4 pain criteria and 6 mobility impairment criteria on a severity scale of 1 to 10.  This assessment was undertaken by the dog owner at baseline and one week after completing 28 days of treatment.  The trial was a randomized, double-blind, placebo controlled, multi-site study.  The end point for this study was the number of dogs in each group (treatment and control) that had a greater than 40% reduction in their pain or mobility impairment scores.  After four-injections (28 days), 54% of the dogs treated with Zydax reached this end-point, compared to only 35% of the dogs treated with placebo (p=0.01).

The successful outcome of the pilot efficacy study enabled us to develop a slightly modified trial design (submitted to the FDA for protocol concurrence) and to commence a pivotal efficacy clinical trial.  We have enrolled 28 study sites in Australia and the US and expect this study to be completed in Q2, 2015, with the results to be announced shortly after completion.  A successful study will enable us to file the Efficacy Technical Section with the Center for Veterinary Medicines (“CVM”), a division of the FDA.

Typically the CVM reviews these technical sections within 180 days.  At this point, we could expect either a (1) “section complete” outcome; (2) an “End-Review Amendment,” which provides the CVM with 90 extra days to ask additional minor questions; or (3) a “section incomplete,” which would result in a series of more substantive questions from the CVM, which we would answer, resubmit, and the CVM would have an additional 180 days to review the amended technical section.

Whilst we expect a successful outcome from this pivotal efficacy trial it has been well documented by us and many other companies that assessing efficacy in dogs by their owners can be highly subjective and placebo response rates can be high as a result.  If we do not achieve our optimal outcome from this trial, we certainly expect that we will have a clear path to redesign the assessment model and to conduct a further clinical trial which may take six to nine months and cost approximately $500,000.  Having sold over one million doses of Zydax in Australia, we are confident that Zydax, is effective but we recognize that the burden of proof required by the CVM is suitably high.

In addition to the successful clinical trial progress made with Zydax in 2014, we also made substantial advancements in the commercial scale manufacture of the active pharmaceutical ingredient (“API”), in conjunction with Lonza, based in Switzerland.  In the Q3, 2014, Lonza successfully completed three commercial-scale batches of API, which provided material for stability studies of the API and finished product, which are required by the FDA (and the European Medicines Agency (“EMA”) for approval.

It is typical that a technical section for the Chemistry and Manufacturing Controls (“ CMC”) submission comprises a drug master file (“DMF”), which is the documented manufacturing process and chemical analysis of the API, six-months of stability data, and the manufacturing and chemical analysis of the finished product.

The completion of six months of stability data is expected in Q2, 2015, and by that time we anticipate all other components of the CMC section will also be substantially complete, enabling the submission of this technical section to the CVM, and to the EMA thereafter.  As described above, this section is also reviewed by the CVM within approximately 180 days.

The EMA reviews all completed sections (Safety, Efficacy and CMC – along with other minor sections) as one review over approximately 240 days.  We therefore anticipate that the European approval will occur within 3 to 6 months of the US approval.

As we move closer to approval of Zydax in the European Union (“EU”), we anticipate appointing a marketing partner to promote and sell Zydax in this large market.  Typically, such appointments are accompanied by the payment to Parnell of milestone payments by a partner to obtain the exclusive rights to the product.  We therefore expect further Business Development activities, centered around Zydax, to be a key focus in 2015.

Over the last several years, we have focused heavily on progressing Zydax and before that, on obtaining the approval for our reproductive hormones in the US and Canada.  In 2014, we started to again focus on our pipeline products and we expect to invest heavily in the development of these six products in 2015.  For each product opportunity, we expect to generate milestones for efficacy, safety and formulation development.  We believe our R&D processes are cost and time efficient and therefore we can move products to a “go” or “no-go” decision efficiently.  Not only does this allow us to progress our current portfolio of pipeline candidates, but we also expect to focus on pursuing in-licensing opportunities in 2015 and if we successfully conclude deals, to also progress new pipeline additions quickly.  Since our IPO, we have assessed more than seven opportunities and have progressed discussions on several of these.

In 2015, we expect to reach the following milestones:
•	Pilot or proof-of-concept efficacy and safety data for PAR121 (orthopedics), PAR122 (dermatology) and PAR101 (metabolic disease)
•	Formulation development outcomes for PAR121, PAR122, PAR081, PAR061
•	Pivotal Target Animal Safety data for Zydax in cats
•	Comparative Mechanism of Action data for Zydax as compared to other competitor products

We expect to expand our R&D, Clinical Science and Regulatory personnel in 2015 to a team of at least twelve based in our offices in Kansas City.

We also continue to expend funds on achieving and maintaining regulatory approvals for our products in multiple jurisdictions and for our manufacturing facility.  These costs will increase over time as the number of new drug approvals and the number of new countries in which we market products increases.

Administration

As our commercial and product development infrastructure expands, it is expected that our administrative and support functions will expand commensurately.  In 2014, we moved into a new office facility in Overland Park (a suburb of greater Kansas City), Kansas.  Our new offices have enabled us to expand our personnel and to create a new global headquarters in the world-renowned “Animal Health Corridor” of the USA.  We continue to invest in improving our information systems with investments in 2015 in a new Customer Relations Management (“CRM”), system and to enhance our existing management information systems.  Our finance team has expanded to accommodate our public reporting requirements. Our human resources team had a very successful year in 2014, recruiting key new talent to the organization, and expects to continue that success in 2015, especially if we elect to establish a new Companion Animal team in the US.

Financing

Financing costs consist primarily of interest and borrowing costs associated with indebtedness represented in our consolidated balance sheet.  These expenses have diminished significantly after our IPO, when we repaid a USD$25 million facility with SWK Holdings, Ltd.  We still have AUD$4.3 million outstanding in bonds issued in 2013, which terminate in Q2, 2015.    The company expects to either redeem these bonds in 2015 or to make an offer to bondholders to extend the term of the bonds.  As was disclosed in our IPO prospectus, the Company is also considering establishing a new debt facility in 2015.  This facility would most likely be used to establish the Companion Animal sales team in the US.  The new debt facility is expected to be a single-digit interest cost which will therefore ensure that in 2015, whilst financing costs will increase compared to the second-half of calendar year 2014, interest rates will be substantially lower than some of the rates on other debt facilities utilized prior to our IPO.  We are also considering other financing options for expansionary projects that we expect to evolve in 2015.

Other income/ (expense) consists of:

Net foreign exchange losses on borrowings, which includes conversion costs resulting from movement in foreign currency exchange rates, associated with our foreign currency denominated debt facilities.   These costs were Nil for the six-months ended December 31, 2014 as the borrowing denominated in foreign currencies were extinguished in the prior period.

Other income/(expense), which includes:

•
Realized and unrealized foreign exchange gains and losses on non-Australian dollar denominated revenues and expenses.  As a foreign Private Issuer (“FPI”), we currently report our financial results in Australian dollars.  As our business becomes increasingly US-centric, both in revenues and expenditures, management will continue to evaluate the functional currency determination.   As in the past, we will continue to actively monitor our foreign currency positions and exposures to optimize outcomes.

•
Historically, we have had substantial income from non-recurring, non-revenue related items such as business development and product divestment transactions.  In 2014, this activity decreased but with a strong focus on business development in 2015, this income/expense may increase again.  This income/expense also include government grants and tax incentives.

Our Segments

As has been described above, we manage our business based on our two product portfolios (Companion Animal and Production Animal) and on our Manufacturing Operations.  We currently have a material difference in geographic focus for our Production Animal products, so we further report Production Animal as Production Animal – US and Production Animal – Rest of World (“ROW”).

Companion Animal. This segment covers our OA portfolios across both canine and equine species. It is currently responsible for the sales of our osteoarthritis suite of products Zydax, Glyde and Tergive in Australia, New Zealand, the Middle East and Asia and, in the future, in the U.S. and EU if regulatory approvals are obtained.

Production Animal - U.S. This segment covers our reproductive hormone portfolio in Production Animals. It is currently responsible for the sales of our reproductive hormone products estroPLAN and GONAbreed in the US.

Production Animal - Rest of World. This segment covers our reproductive hormone portfolio in Production Animal across all regions outside of the U.S. It is responsible for the sales of these reproductive hormone products in Australia, New Zealand, the Middle East, Asia, Africa and Canada.

Manufacturing Operations. This segment is responsible for the operation of our FDA-inspected sterile manufacturing facility and the manufacture and release of all of our pharmaceutical products. The manufacturing operations are also responsible for increasing factory utilization through exploration of future contract manufacturing opportunities.

New accounting standards

For discussion of the impact and adoption of accounting standards, see Notes to Consolidated Financial Statements - Note 2 (z). New Accounting Standards and Interpretations.

Significant accounting policies and application of critical accounting estimates

In presenting our financial statements in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

We believe that the following accounting policies are critical to an understanding of our consolidated financial statements, as they require the application of the most difficult, subjective and complex judgments and, therefore, could have the greatest impact on our financial statements: (1) revenue recognition; (2) fair value of warrants; (3) capitalization of intangible assets; (4) impairment reviews - long-lived assets, including intangible assets; and (5) income taxes.
For more information regarding our significant accounting policies, estimates and assumptions, see, Notes to Consolidated Financial Statements - Note 2. Significant Accounting Policies.

Revenue Recognition

Revenue is recognized when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the entity, and specific criteria relating to the type of revenue as noted below, have been satisfied. Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates.

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

●
Divestment of product income: Divestment of product income is recognized at the point when the marketing authorization and the rights to sell the divested product were transferred to the acquirer for consideration received.

Fair Value of Warrants

We recognized warrants that were issued in relation to the loan facility from Partners for Growth III, LP, or PFG, and 2013 Parnell Bonds. As of June 30, 2013, we had recorded liabilities totaling $2.9 million, which we estimated to be the fair value of the warrants to be settled with the third parties at that point in time.

In January 2014, subsequent to the refinancing of the PFG credit facility with SWK Holdings LLC, we purchased the warrant granted to PFG for consideration of USD$2.0 million in cash.

In May 2014, at the election of the 2013 Parnell bondholders, all of the attached warrants issued with the 2013 Parnell bonds, between February and September 2013, were converted to 140,075 ordinary shares of the Company.

As of the time of our IPO and as of December 31, 2014, there were no longer any warrant obligations within the Company.

Capitalization of Intangible Assets

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products) are recognized as intangible assets when all of the following  criteria exist:

☐	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

☐	the intention to complete the intangible asset and use or sell it;

☐	the ability to use or sell the intangible asset;

☐	how the intangible asset will generate probable future economic benefits can be demonstrated;

☐	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

☐	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The criteria for recognizing an intangible asset, are usually considered met when a regulatory filing has been made in a major market and approval is considered probable.

The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overhead. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, which is estimated at 10 years.

Impairment review of long-lived assets

We test on an annual basis whether Property, Plant & Equipment and Intangible Assets have suffered any impairment, in accordance with the accounting policy stated in the Consolidated Financial Statements - Note 2(n). The recoverable amounts of these assets have been determined based on value in use calculations.

Income taxes

As of December 31, 2014, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management does not believe it is probable that the Company will realize the benefits of the deferred tax assets in relation to tax losses and has not recognized such benefits.

Analysis of the consolidated statements of operations for the six-month period

The following discussion and analysis of our consolidated statements of operations should be read along with our consolidated financial statements and the notes thereto, which reflect the results of operations of the business for the periods presented.

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Revenues	3,663	2,843	29%
Cost of Goods Sold - Product	(887)	(731)	32%
Cost of Goods Sold - Facility	(2,457)	(2,267)	8%
Cost of Goods Sold - Total	(3,344)	(2,998)	14%
Gross Margin	319	(155)	256%
Selling and Marketing expenses	(2,448)	(1,923)	27%
Regulatory & R&D expenses	(312)	(52)	501%
Administration expenses	(3,042)	(1,267)	140%
Finance Costs	(290)	(1,639)	(82%)
Net foreign exchange losses on borrowings	-	(362)	(100%)
Other income	4,347	980	349%
Loss before income tax	(1,426)	(4,418)	67%
Income tax (expense)/benefit	(2)	-	-
Loss for the period	(1,428)	(4,418)	67%
Other comprehensive loss for the period, net of tax	(1,434)	(679)	111%
Total comprehensive loss for the period	(2,862)	(5,097)	43%
Certain amounts may reflect rounding adjustments.

Revenues

Revenues - Overview
Note: we previously announced results for our fiscal year ended June 30, 2014, and comparative periods.  We are transitioning to report our results on a calendar year basis (ended December 31, 2014), and as such we are reporting herein audited results for the six-months from July 1, 2014 to December 31, 2014, and the comparative period for 2013, which is unaudited.  In the interests of informing our investors, we also discuss full calendar year results for 2014 and 2013, which are unaudited numbers.

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Total revenue increased by $0.8 million (29%) for the six months ended December 31, 2014, compared to the same period in 2013.  This indicates strong revenue growth in the second half of 2014, which we believe gives us a solid trajectory for strong double-digit revenue growth in 2015 across all portfolios.

For the calendar year 2014 (twelve months ended December 31, 2014), total revenues were $8.4 million, which is an increase of $0.8 million or 11% as compared to financial year 2014 (twelve months ended June 30, 2104).

Sales for the calendar year 2014 were lower than calendar year 2013 ($8.4 million compared to $9.0 million, or 6.6% lower) due to a large distribution channel fill of our US reproductive hormones in the Production Animal – US business unit which occurred in May and June 2013, as described in our previous filings.

All areas of the business also performed well for the full calendar year of 2014:

●
Production Animal – US: sales (ex-Parnell) increased in the six months ended December 31, 2014, compared to the same period in 2013 by $0.5 million, or 85%, to $1.2 million. Furthermore, US sales (ex-Parnell) increased in the second half of 2014 compared to the first half by $0.2 million, or 18%, showing continued growth in the US Production Animal market in the second half of 2014. Sales for the full calendar year 2014 of $2.2 million were 49% lower compared to calendar year 2013 due to the distribution channel fill that occurred in 2013. However, sales in-market (sales from distributors to veterinarians and dairy producers) over the same period were up 209% from USD$1.0 million in 2013 to over USD$3.1 million in 2014. We now expect that the inventory run-down by distributors that occurred throughout 2014 has been completed and that ex-Parnell sales will now track in-market demand.

●
Production Animal – Rest of World (ROW): sales increased in the six months ended December 31, 2014, compared to the same period in 2013 by $0.4 million, or 25%, to $1.9 million. Furthermore, ROW sales for the full calendar year 2014 increased by $1.5 million to $4.8 million, which was a 44% increase over calendar year 2013.

●
Our Companion Animal segment also continues to grow in Australia seven years after launch with total companion sales growing 5% in calendar year 2014 (twelve months ended December 31, 2014), to $1.4 million. Growth was impeded by product supply challenges for Zydax in the early part of 2014, but this has now been fully resolved. As a result, growth of our Companion Animal products in the six-months to December 31, 2014, were 17% less than the same period in 2013 due to our customers buying up significant quantities of product in late 2013 in anticipation of the coming product supply challenges that affected our sales in the first four months of 2014.

●
We did not undertake any contract manufacturing in calendar year 2014 nor in calendar year 2013. We anticipate that we will focus in 2015 on identifying opportunities that may commence within the year, but more likely the negotiation and initiation of such contracts is expected to take one to two years to complete, so it is more likely that contract manufacturing opportunities would generate revenues in 2016.

Global revenues by operating segment were as follows:

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended		12 months Ended	12 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%	December 31, 2014 (unaudited)	December 31, 2013 (unaudited)	v%
Revenues
Companion Animal	542	654	(17%)	1,390	1,319	5%
Production Animal - U.S.	1,189	643	85%	2,192	4,305	(49%)
Production Animal - Rest of World	1,932	1,546	25%	4,778	3,329	44%
Manufacturing Operations	-	-	n/a	-	-	n/a
Total Revenues	3,663	2,843	29%	8,360	8,953	(7%)
Certain amounts and percentages may reflect rounding adjustments.

Revenues - Segments

Companion Animal segment

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Whilst we experienced a 5% growth in our Companion Animal segment in calendar year 2014 over the same period in 2013, we feel this was a modest result in comparison to where we expect to see sales growth in 2015.  Sales in 2014 were affected by the carry-over effects (into early 2014) of stock outages of Zydax due to the transition to a new API supplier that occurred throughout 2013 and into 2014.  Specifically we were able to supply the market with product in late 2013 but only for a limited period before an additional delay in supply in the first four months of 2014.  The result of this was that our customers purchased larger quantities of product, at normal, commercial terms and conditions, in late 2013 in advance of the stock outage.  Most importantly, the API supply for Zydax has now been fully resolved with Lonza producing sufficient quantities of API in the second half of 2014 to last well into 2015.  We also expect full commercial supply of API to be readily available in time for anticipated launches in the US and Europe in 2016.

Due to these variations in availability of stock year on year, total Companion Animal sales for the six months ended December 31, 2014 decreased by $0.1 million (17%) compared to the six months ended December 31, 2013.

Glyde sales were flat (up 1%) in calendar year 2014 compared to 2013 largely due to the delayed launch of Glyde Chews, which was initially expected in the second-half of 2014.  Glyde Chews are expected to bring innovation to an increasingly crowded market with pre-market testing performing extremely well.  We now anticipate the launch of Glyde Chews in the first half of 2015, and we expect to see double-digit sales growth over 2014 calendar year.

We are also considering the launch of Glyde in the US in the second-half of 2015, which will primarily enable us to establish a Companion Animal presence in the US well ahead of the expected launch of Zydax in 2016. Importantly such a launch would also generate an increase in revenue, expected to be in the single millions of dollars range.  As iKAM is established and Zydax is launched, we anticipate that Glyde could generate strong revenues in the US and potentially in Europe, as well, through an appointed marketing partner.  It is important to note that the nutraceutical market in Companion Animal is likely to be a larger market size than pharmaceuticals currently; therefore, we see Glyde as an important part of our suite of osteoarthritis products.

Zydax sales increased 18%, or $0.1 million, for the full calendar year of 2014 over calendar year 2013.  Whilst this is encouraging, it is also fewer sales than we expected to achieve and was caused by supply challenges in 2013 and early 2014.  Availability of API for the Australian market has now been fully resolved given the successful scale up of manufacturing of API by Lonza.  Lonza produced three commercial-scale batches in the second half of 2014, which will provide ample API for the Australian market.  We also expect that Lonza will produce large quantities of Zydax API in preparation for our anticipated  US and European launches in 2016 upon gaining approval.

Since 2012 we have operated the Australian Companion Animal business with two Territory Managers and a Sales and Marketing Associate.  In 2015, we are establishing two additional territory managers in Victoria and Queensland which we expect will increase the number of new clinics we can target to adopt iKAM (our digital technology we provide to vet clinics to manage their osteoarthritis franchise) and our osteoarthritis products.  We have also established a new role of Sales & Marketing Director – ANZ who is responsible for the commercial operations of Australia and New Zealand. This role will further enhance our leadership presence in the Australia and New Zealand markets following the move of our corporate headquarters to the USA in 2012.

We also expect to launch the new version of iKAM in Australia in the second half of calendar year 2015 as well as to launch Glyde Chews in the first half of 2015.  Both these offerings are expected to boost revenue growth into double digits in 2015.

Production Animal - U.S. segment

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Sales from Parnell to distributors (ex-Parnell) increased in the six months ended December 31, 2014, compared to the same period in 2013 by $0.5 million, or 85%, to $1.2 million. Furthermore, ex-Parnell sales increased in the second half of 2014 compared to the first half by $0.2 million, or 18%, showing continued growth in the US Production Animal market.

In-market sales (sales from distributors to veterinarians and producers) increased from USD$1.0 million in calendar year 2013 to USD$3.1 million in 2014, a 209% year-on-year increase demonstrating a significant growth in market share over this period.

Sales for the full calendar year 2014 of $2.2 million were down 49% compared to 2013 of $4.3 million due to MWI (one of our main distributor partners) purchasing approximately $3 million of inventory in May and June 2013 at the time of our commercial launch.  This sale provided cash flow to help fund the launch of our commercial infrastructure, but it also meant that the distribution channel had a large amount of inventory that took time to flow through.  As we reached the end of 2014, we are confident that the inventory  levels within distributors have normalized and that our sales from Parnell to distributors will now match the in-market sales performance.

In 2015, we are confident that we can again achieve strong growth.  We finished 2013 with approximately 2.4% market share and finished December 2014 with a market share of 5.4%.  Each of our territories experienced strong market share gains, with our best performing territories (North East and Central) achieving over 8% market share.  We anticipate that we can replicate the same performance across all territories, including the new seventh territory that will be established in 2015.  We estimate the total market for reproductive hormones in the US is approximately $80 million and continues to grow single-digits each year.

We have also established the new position of Sales & Marketing Director – Production Animal in the last few months.  Mr. Charles Benz has been appointed to this role, and we expect that he will bring valuable leadership and existing networks and contacts to our US Production Animal sales team in 2015.

Whilst we are still in the early stages of establishing our commercial presence in the US, we have seen many positive indications that our value proposition is well received by the market, and we continue to compete effectively against much larger incumbents.

Parnell has pursued two pillars of differentiation: clinical science leadership and technology differentiation.  In 2014, we completed the PROCEPT trial, which was the largest clinical trial of its kind ever run in North America with nearly 4,000 cows completing the study across 12 clinical trial sites.  The aim of this trial was to demonstrate that an adapted breeding program using our products estroPLAN and GONAbreed could deliver a 10% increase in conception rates.  Not only does this caliber of trial reinforce our position as a leader in innovation in the reproduction segment, but we believe the new PROCEPT breeding protocol will be market expansionary as it utilizes an additional injection of estroPLAN in the protocol.

mySYNCH is also proving to be a key driver of differentiation in our value proposition to our clients.  We have developed an operational model of mySYNCH which we rolled out to our key customers for their use.  Based on their feedback, we expect to continue to develop mySYNCH in 2015 and to offer a truly unique value proposition to our customers.

We expect to see triple-digit sales growth of our US reproductive hormones sales in 2015 driven by the following initiatives:

☐	At least 7 established sales territories with enhanced leadership capabilities;
☐	The roll-out of the newly developed mySYNCH digital technology;
☐	The launch of the PROCEPT breeding program; and
☐	Expansion into the beef sector.

Production Animal - Rest of World segment

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

For the six months ended December 31, 2014, over the same period in 2013, total Production Animal – ROW sales increased by 25% to $0.4 million

For the full calendar year 2014, strong growth was achieved in all markets, with Australian sales increasing 22% and New Zealand sales increasing 41%.  Sales in Canada (from Parnell to our marketing partner) increased by 107%, partly due to an additional order being sold at the end of 2014, and sales in the Middle East and Africa increased 18%. Overall total sales for the Production Animal – ROW segment grew 31%, or $0.7 million, to $2.9 million for calendar year 2014, a strong performance in these more mature markets for Parnell.

All markets experienced growth driven by market share acquisition.  In Australia and New Zealand we recovered sales we had lost in 2013 to competitors who had utilized extensive marketing programs to grab market share.  We also won some additional large veterinary clinics.

Since 2012, we have operated the Australia and New Zealand dairy business with just one business unit manager who has successfully used the mySYNCH platform to gain and retain customers due to its unique offering of increasing profitability on the dairy farm through better utilization of breeding metrics and program implementation.

In 2015, we believe we can further increase penetration of the market by adding an additional sales territory, based in the South Island of New Zealand.  This territory will allow the incumbent Business Unit Manager to focus on winning new accounts in the North Island and also to better manage the Australian business.

We have also established a new position of Sales & Marketing Director –ANZ based in Sydney.  This role will provide leadership to the production and Companion Animal teams in Australia and New Zealand.  Mr. Geoff Henthorn has been appointed to this role. Geoff was previously the country manager for New Zealand at Novartis Animal Health and we expect he will bring valuable contacts and networks to our New Zealand Dairy business.

We also expect to launch an updated version of mySYNCH in Australia and New Zealand in the second half of 2015, which we anticipate will also drive market share gains.

Our marketing partner in Canada, Vetoquinol, has continued to grow market share since their appointment in 2009.  At the end of 2015, market share for estroPLAN (we do not currently sell GONAbreed in Canada) was over 30%.  We expect growth in 2015, as we reach our expected peak share of approximately 35%.

Sales in the Middle East and Africa have improved in 2014 with moderation of economic challenges driven by political instability in previous years.  2015 is expected to see continued but moderate single digit growth as we continue to expand sales in this region through our appointed marketing partners.

Manufacturing Operations segment

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Manufacturing Operations segment revenues were $Nil for the six months ended December 31, 2014 as they were for the same period in 2013.

We currently have approximately 75% available capacity at our manufacturing facility, which we believe we can leverage to manufacture our current products and pipeline product candidates and for further contract manufacturing opportunities into the future. Typically, sterile manufacturing projects, especially those for FDA-approved products, attract high margins relative to other contract manufacturing sectors. We also have the capability to produce pilot or R&D batches for biotechnology companies for use in clinical trial materials, and due to our highly efficient and flexible operation, we believe we can undertake these projects at a lower cost than other industry participants. Furthermore, recent mergers in the CMO industry potentially open up opportunities for Parnell to enter this market and to generate an additional, high-profit revenue stream. We anticipate that we will focus in 2015 on identifying these opportunities, but it is more likely that the negotiation and initiation of such contracts will occur throughout 2015 and that the resulting contracts will generate revenues commencing in 2016.

Adjusted EBITDAOI (a non-GAAP financial measure)

Adjusted EBITDAOI is a non-GAAP measure used by our directors and senior executives to evaluate the performance of individual segments and our overall performance by assessing the results of our underlying operations prior to considering certain income statement elements and investing activities. A description of Adjusted EBITDAOI and reconciliation to IFRS reported (Loss)/Income for six months ended December 31, 2014 and 2013 are provided below  - “Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure).”

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Adjusted EBITDAOI	(4,791)	(2,798)	(71%)

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

For the six months ended December 31, 2014, adjusted EBITDAOI decreased by $2.0 million compared to the same period in 2013.

•
Revenues increased by $0.8 million for the period and a resultant increase in Cost of Goods Sold - Product of $0.2 million contributing to a net increase in product gross margin of $0.6 million (see Revenue analysis above and Cost of Goods Sold - Product analysis below). Overall, we maintained a high product gross margin of 74% to revenue, which was in line with the same period ended December 31, 2013;

•
We saw a small increase in our Cost of Goods Sold – Facility of $0.2 million due to a slight reduction in manufactured volumes during the period, attributing to a reduction in absorption of manufacturing overheads (see Cost of Goods Sold – Facility analysis below);

•
$0.5 million increase in Selling and Marketing expenses as we continue to increase our commercial presence in the US following our successful IPO in June 2014 (see Selling and Marketing expense analysis below),

•
$0.3 million increase in Regulatory and R&D expenses primarily due to an increase in R&D activities associated with our pipeline candidate products following our IPO (See Regulatory & R&D expense analysis below); and

•
$1.8 million increase in Administration expenses, primarily as a result of increased headcount and external costs to support a substantially larger Commercial and R&D organization in the US and increased compliance, regulatory and statutory costs associated with being a public organization following our successful IPO in June 2014 (see Administration expense analysis below).

In the future, we expect our sales and marketing capability will enable us to take advantage of growth opportunities through market share acquisition in our new and existing markets and through category expansion from the potential registration of our product candidates while further leveraging our infrastructure and resources now fully in place, thereby continuing to improve our Adjusted EBITDAOI results in future periods.

Costs and expenses

Cost of Goods Sold - Total

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Cost of Goods Sold - Total
Cost of Goods Sold - Product	887	731	21%
% of revenues	24%	26%
Cost of Goods Sold - Facility	2,457	2,267	8%
% of revenues	67%	80%
Cost of Goods Sold - Total	3,344	2,997	24%
Certain amounts and percentages may reflect rounding adjustments.

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013
Cost of Goods Sold - Product

Cost of Goods Sold - Product represents the direct manufacturing costs of the products we sold. This cost increased by $0.2 million, or 21%, in the six months ended December 31, 2014, compared to the same period in 2013, primarily due to a 29% ($0.8 million) increase in revenues during this period. There was a small mix variance of products sold during this period which resulted in the Cost of Goods Sold - Product as a percentage of revenue decreasing from 25.7% in the six months ended December 31, 2013, to 24.2% for the six months ended December 31, 2014.

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013
 Cost of Goods Sold - Facility

The increase in Cost of Goods Sold - Facility reflect the fact that our new manufacturing facility is currently operating with 75% spare capacity resulting in unrecovered overhead costs. These costs increased $0.2 million, or 8%, in six months ended December 31, 2014, compared to the six months ended December 31, 2013.  The small increase in operational running costs of our facility was due to a $0.2 million reduction in absorption of manufacturing overhead costs resulting from a slightly lower number of units produced the second half of 2014.

Selling and Marketing expenses

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Selling and Marketing expenses	2,448	1,923	27%
% of revenues	67%	68%
Certain amounts and percentages may reflect rounding adjustments.

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Selling and marketing expenses increased $0.5 million, or 27%, in the six months to December 31, 2014, compared to the same period in 2013, as a result of increased employee headcount and related costs associated with the continued sales and marketing of our reproductive hormones in the U.S.  During the period we added two additional territory managers in our US Production Animal business unit as we continue to increase our footprint in this market and increase our market share. Furthermore, late in Q4, 2014, we added two additional personnel to commence the establishment of our Companion Animal commercial team in the US.

In 2015, we expect to further leverage our US Production Animal infrastructure by adding an additional Territory Manager in California and enhancing our leadership of this team.  In addition to utilizing this infrastructure for the anticipated launch of our newly developed PROCEPT breeding program, this team would be responsible for marketing our product pipeline candidates GONADOPROTM and PAR061, if approved.

Following the outcome of our Zydax efficacy trials in Q2, 2015, we expect to consider establishing a US Companion Animal team who would be responsible for the launch of Glyde Chews and iKAM in the second half of 2015, and if approved, for launching Zydax in the first half of 2016.

Regulatory & R&D expenses

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Regulatory & R&D expenses	312	52	501%
% of revenues	9%	2%
Certain amounts and percentages may reflect rounding adjustments.

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Regulatory and Research & Development expenses increased $0.3 million, during the second half of 2014 compared to the same period in 2013, which was due to an increase in R&D activities associated with our pipeline candidate products following our IPO.

Over the last several years, we have focused heavily on progressing Zydax and, before that, on obtaining the approval for our reproductive hormones in the US and Canada.  In the second half of 2014, we started to again focus on our pipeline products, and we expect to invest heavily in the development of these six products in 2015.

For each product opportunity, we expect to generate milestones for efficacy, safety and formulation development, and we anticipate these initial stages of development to cost single-digit millions of dollars in 2015.  As each pipeline opportunity progresses, we will continue to assess the total cost of development to bring them to market.

We believe our R&D processes are very cost and time efficient, and, therefore, we can move products to a go or no-go decision efficiently.  Not only does this allow us to progress our current portfolio of pipeline candidates, but we also expect to focus on pursuing in-licensing opportunities in 2015.

Administration expenses and transaction related costs

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Administration expenses	3,042	1,267	140%
% of revenues	83%	45%
Certain amounts and percentages may reflect rounding adjustments.

 Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Administration expenses increased $1.8 million, in the six months ended December 31, 2014, compared to the same period in 2013, primarily as a result of increased headcount and external costs to support a substantially larger Commercial and R&D organization in the US and increased compliance, regulatory and statutory costs associated with being a public organization following our successful IPO in June 2014.

As we are an organization focused on development of new product candidates and continued development of our current product portfolio, our administration activities are required to support our research and development function. As such, under the Australian Taxation Office’s Research & Development Incentives program, an Australian government initiative that offers a 45% rebate on eligible research and development investment, certain of these administration activities are determined to be eligible research and development expenditures and may be claimed as part of the R&D Incentive program. Eligible research and development expenditures recorded within administration expenses for six months ended December 31, 2014, was $0.4 million.

Finance Costs and Net foreign exchange losses on borrowings

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Finance Costs	290	1,639	(82%)
Net foreign exchange losses on borrowings	-	362	n/a
Certain amounts and percentages may reflect rounding adjustments.

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Total finance costs and net foreign exchange losses on borrowings decreased $1.7 million, or 86% in the second half of 2014 compared to the same period in 2013.

Finance costs decreased by $1.3 million due to full repayment of our senior debt facility with SWK Holdings LLC of USD$25.0 million from the proceeds of the initial public offering.  Prior to that, in January 2014, the SWK facility was used to repay our previous senior debt facility with Partners for Growth LLC of USD$10 million. Finance costs of $1.6 million incurred in the six months ended December 31, 2013, related to interest and borrowing costs of the Partners for Growth facility.

Following our successful IPO in June 2014, the only borrowings that remain are the Company's lease liabilities, which are secured by the related leased assets of $0.2 million and the 2013 Parnell Bonds of $4.3 million, which resulted in finance costs of $0.3 million for the six months ended December 31, 2014.

In addition, as the 2013 Parnell Bonds and lease liabilities are both denominated in Australian dollars, we have not incurred any net foreign losses on borrowings in the last six months of 2014 calendar year.

 Other income

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Other income	4,347	980	343%
Certain amounts may reflect rounding adjustments.

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Other income was $4.4 million for the six months ended December 31, 2014, compared to $1.0 million for the same period ended December 31, 2013. This increase of $3.4 million was driven by an increase in unrealized foreign exchange gains on foreign currency loans within the company of $1.3 million in FY2014 compared to FY2013. An additional $1.8 million was due to net favorable foreign currency movements over the period, primarily due to the Australian dollar depreciating from USD$0.942 as at June 30, 2014 to USD$0.8202 as at December 31, 2014.

Income Tax Benefit/(Expense)

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Income tax (expense)/benefit	(2)	-	n/a
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

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

The income tax expense recorded for the six-month periods ended December 31, 2014 and 2013, respectively, is $Nil due to income tax losses incurred during those periods.

Tax losses carried forward

During 2014, management evaluated the evidence bearing upon the potential realization of its deferred tax assets, which primarily consist of net losses carried forward.  Management considered the (1) the Company has historically been able to generate income; (2) future forecasts and investment costs of pipeline products; (3) the non-recurring expenses incurred with the development of an FDA approved manufacturing facility; (4) the costs of completing an initial public offering; and (5) other tax planning strategies.  Based on its analysis management determined that the Company will not utilize $6.4 million of tax losses in the short term and accordingly did not record this amount as a deferred tax asset at June 30, 2014. This element of unrecognized future tax benefits will be assessed by management going forward and may be recorded at a point at which management believes they will be utilized.

At June 30, 2014, the Company had a potential tax benefit related to tax losses carried forward of $6.4 million. Such amount includes net losses of $2.6 million related to subsidiaries in the United States (US) that would expire after 20 years, starting in 2032 (recognized at a tax rate of 35%). The remaining tax losses carried forward of $3.8 million are indefinite and are attributable to the Company’s operations in Australia (recognized at a tax rate of 30%), of which $1.7 million relate to transaction costs and are directly recorded to equity.  As such, the total unused tax losses available to the Company equal $23.9 million.

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

The directors are our chief operating decision makers (“CODMs”) and use the revenues and the segment results (Adjusted EBITDAOI) of the four segments, among other factors, for performance evaluation of both the individual segments and the overall business, as well as for the allocation of resources.

The directors and the CODMs believe that Adjusted EBITDAOI represents the results of our underlying operating segments prior to considering certain income statement elements and certain other significant items, which are not directly associated with the activities of the operating segment. We measure our overall performance on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted EBITDAOI measure is utilized:

●	Senior management receives a monthly analysis of our operating results that are prepared with this Adjusted EBITDAOI measure included;

●	The operating segments of our annual budgets are prepared on an Adjusted EBITDAOI basis; and

●	It is used in other goal-setting and performance measurements.

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

A limitation of the Adjusted EBITDAOI measure is that it provides a view of our operations without including all events during a period and does not provide a comparable view of our performance to other companies. As such, this is not the only measure by which the executive directors may assess performance.

Certain significant items

Adjusted EBITDAOI is calculated based on the profit/(loss) for the period, by adding back depreciation and amortization and by removing three significant items:

●
Net foreign exchange losses/(gains) associated with the translation of foreign currency-denominated indebtedness over time, which are considered to be a direct result of financing activities that are dependent upon fluctuations in foreign currency rates;

●	Other income, which typically includes income from the sale of assets or research and grant income received; and

●
Certain transactions and events where expenses associated with the capital structure of the Company or with certain significant purchase accounting items that result from business combinations and/or asset acquisitions and divestments.

Reconciliation of Adjusted EBITDAOI

A reconciliation of Adjusted EBITDAOI to Loss for the years ended December 31, 2014 and 2013, as reported under IFRS, is as follows:

	($AUD in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Loss for the period	(1,428)	(4,418)	68%
Income tax expense	2	-	n/a
Depreciation and Amortization expense	692	597	16%
Finance Costs	290	1,639	(82%)
Net foreign exchange losses on borrowings	-	362	(100%)
Other income	(4,347)	(980)	343%
Adjusted EBITDAOI	(4,791)	(2,800)	(71%)
Certain amounts and percentages may reflect rounding adjustments.

Analysis of the consolidated statements of cash flows

	($AUD in thousands)
	Six months ended	Year Ended
	December 31, 2014	June 30, 2014
Cash provided by/(used in):
Operating activities	(5,418)	(11,456)
Investing activities	(1,809)	(483)
Financing activities	(726)	31,890
Net increase/(decrease) in cash and cash equivalents held	(7,953)	19,952
Certain amounts and percentages may reflect rounding adjustments.

Operating activities

Six Months ended December 31, 2014

Our net cash outflow from operating activities was $5.4 million in the six months ended December 31, 2014. The outflow in operating cash flows was primarily attributable to:

●
$4.3 million outflow associated with (1) the running of our operations as a result of our increased investment in our commercial infrastructure in the US; (2) the fixed costs associated with the unutilized capacity within our manufacturing facility; (3) our increased investment in primary research and development activities; and (4) $0.3 million in financing costs; and

●
An outflow due to (1) an increase in trade receivables from customers; (2) inventory levels and prepayments of $1.1 million, partially offset by a $0.3 million increase in trade creditors; and (3) provisions due to the seasonality of our business and resultant increases in sales and inventory levels towards the end of the calendar year.

Investing activities

Six Months ended December 31, 2014

Our net cash inflow from investing activities was $1.8 million for the six months ended December 31, 2014, due to investment made in the commercial scale-up of the API for Zydax and the commencement of the Zydax efficacy trial during the period, in addition to continued investment in the development of our digital technology platforms, mySYNCH and iKAM and the establishment of our new offices in Kansas City, KS.

Financing activities

Six Months ended December 31, 2014

Financing activities for the six months ended December 31, 2014, resulted in a cash outflow of $0.7 million, attributable to:

●	The final $0.6 million of fees associated with our initial public offering in June 2014, which have been accrued as at June 30, 2014 and paid in the current period; and

●	$0.1 million paid in lease obligations for the period.

CORPORATE STRUCTURE

We were incorporated as a proprietary company limited by shares in Australia on June 25, 2009, as part of our corporate restructuring that was completed on July 10, 2009. Pursuant to a Share Exchange Agreement, we acquired all of the outstanding share capital of Parnell Laboratories (Aust) Pty Ltd, which was beneficially owned by Dr. Alan Bell, Chairman of our Board of Directors and had been trading since September 1986.

In connection with our initial public offering, on April 28, 2014, we converted our corporate status under the Australian Corporations Act 2001 (Cth), or the Corporations Act, from a proprietary company limited by shares to that of a public company limited by shares, which became effective on June 6, 2014.

On April 28, 2014, we effected a ten-for-one consolidation of our ordinary shares, which has the effect of a ten-for-one reverse stock split, which became effective on June 6, 2014.  As a result, all references to ordinary shares, options and warrants, as well as share, per share data and related information in this Transition Report have been retroactively adjusted, where applicable, to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.  On June 18, 2014 we completed an initial public offering on the NASDAQ Global Market.

On December 8, 2014, the Company’s Board authorized a change of fiscal year end to December 31, 2014 (from June 30) to align fiscal reporting with existing management processes which use calendar year planning and to provide more efficient reporting for US investors.  As a result of this change, this overview discusses business operations for the six month transition period from July 1, 2014, to December 31, 2014, and thus provides information for the performance of the Company in the second half of calendar year 2014. It should be noted that it was this period during which the Company first operated as a public company (post-IPO) and thus the results for this six month period reflect the operations of the Company utilizing the growth capital that was raised during the IPO.  After filing the transition report, the Company’s next fiscal year end will be December 31, 2015.

Analysis of the consolidated statements of operations for prior years

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

FY2014 also included a full year of costs of our new U.S. sales and marketing team and Kansas City Headquarters to support the launch of our reproductive hormones which resulted in an increase in operating expenditure of $2.1 million (see Selling and Marketing expense analysis below).  We also had a $0.4 million increase in Regulatory and Research & Development expenses as a result of our first FDA GMP license fee and Product Approval fees of our reproductive hormones and commence of initial R&D work on pipeline product candidates PAR121 & PAR122 (see Regulatory and R&D expense analysis below). In addition, a total of $0.4 million has been incurred in IPO transaction related costs in FY2014 which was not incurred during the same period in 2013 and a further $0.2 million has been incurred in general and administration expenses, before depreciation expense, in FY2014 over FY2013 relating to the expansion of our operations into the U.S. (see Administration expense analysis below)

Fiscal Year 2013 vs. Fiscal Year 2012

Adjusted EBITDAOI increased $1.6 million in 2013 compared to 2012 due to a 52% increase in revenues due to the launch of our reproductive hormones products in the U.S. in February 2013 and increases in sales in other existing markets. Adjusted EBITDAOI was further augmented by effective cost management across both our manufacturing operations, with Cost of Sales - Total increasing by only 31% on a 52% increase in revenues, and other costs and expenses only increased 11% year over year, including the associated launch costs for our reproductive hormones in the U.S.

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

Fiscal Year 2014 vs. Fiscal Year 2013

Selling and marketing expenses increased $2.1 million, or 64%, in FY2014 compared to the same period in FY2013, as a result of increased employee headcount and related costs associated with the launch of our reproductive hormones in the U.S.  FY2014 included the costs of implementing and running our U.S. based sales and marketing operation, which resulted in increased employee and associated costs of $1.4 million, increased advertising and promotion costs of $0.3 million, increased travel related costs of $0.3 million and an increase of $0.1 million in depreciation and amortization expense (development costs for the U.S. reproductive hormones had been capitalized under IFRS and as a result upon approval amortization of these capitalized expenses commenced).

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

which was partially offset by a decrease in foreign exchange losses on borrowings of $0.6 million. The decrease in foreign exchange losses in FY2014 compared to FY2013 was a result of our U.S. denominated indebtedness being impacted by the year on year foreign exchange movement of the U.S. dollar as compared to the Australian dollar. As at June 30, 2014, all our U.S. denominated indebtedness has been repaid.

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

5.B.           Liquidity and Capital Resources

Analysis of financial condition, liquidity and capital resources

As of December 31, 2014, we had cash and cash equivalents of $15.8 million.

A large portion of our cash and cash equivalents is related to proceeds from our IPO, which was completed in June 2014.  Such proceeds have been reserved for potential future strategic transactions, developing our current pipeline candidates and expanding our US business and customer base.  Management believes that the Company’s current available working capital is adequate to sustain its operations at current levels through at least the next twelve months.

During the transition period, we have expended more on investing activities, for the geographical expansion of our product portfolio, and further expansion of our US presence than we have generated from our operating activities. Unless there is an increase in future revenues, our costs may continue to exceed our revenues, which could impact our liquidity and may also impact our ability to continue to invest in future product opportunities.

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

	($AUD in thousands)
	At December 31, 2014	At June 30, 2014	At June 30, 2013	At June 30, 2012
Cash and cash equivalents	15,819	20,804	860	78
Trade and other receivables	4,825	3,411	4,706	2,928
Borrowings, including non-current portion	4,590	4,287	20,200	11,943
Ordinary Shares	55,343	55,343	3,104	3,105
Certain amounts may reflect rounding adjustments.

Trade receivables are usually collected over a period of less than 30 days following the due date of each invoice. Our collection of these receipts has historically been strong with bad debts totaling approximately $0.2 million being written off in the last 5 years. In our consolidated statement of financial position as of December 31, 2014, we have no allowance for doubtful debts. While we believe, based on the historic profile of the collection of our account receivable amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile were to adversely change. Trade and other receivables increased in the six months ended December 31, 2014, primarily due to an increase in other receivables of $1.7 million, of which $1.6 million relates to research and development tax incentives receivable from the Australian Taxation Office for the six months ended December 31, 2014. Based on our planned investment, it is expected that as long as the research and development scheme is in place, future research and development tax incentives will be available, with an amount of $0.9 million recorded as receivable for the year ended June 30, 2014 and $1.6 million recorded as receivable for the six months ended December 31, 2014. The $0.9 million receivable recorded as of June 30, 2014 was collected in February 2015.

2013 Parnell Bonds

The parent entity issued $4.3 million in "2013 Parnell Bonds" yielding 10% p.a. between February and September 2013. The bonds have a two year term with repayment due between February and September 2015, but may be redeemed earlier by the Company.  On May 20, 2014, in association with our IPO, all bondholders, at the option of the Company, exercised their stapled warrant for share consideration. The amount of share consideration was the number of bonds x 0.0000004% of the fully diluted share capital of the Company, as of the date of exercise.

The warrants stapled to the 2013 Parnell Bonds converted into 140,075 ordinary shares of the Company. Subsequent to this conversion, no further warrant obligations exist within the Company.

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

In June 2014, the Company repaid the SWK facility USD$25.0 million, plus of interest of USD$1.7 million from the proceeds of the initial public offering.  The unamortized borrowing costs of approximately $1.3 million were charged to expense upon extinguishment of the debt.  As at June 30, 2014, all registered mortgages associated with the SWK credit facility and the 2011 have been released.  The 2013 Parnell Bonds still hold a mortgage over all assets of the Company.

As at June 30, 2014, the only borrowings that remain are the Company's lease liabilities that are secured by the related leased assets of $0.2 million and the 2013 Parnell Bonds of $4.3 million.

Initial Public Offering

On April 28, 2014, the shareholders and the directors of the Company approved a ten-for-one consolidation of shares, which had the effect of a reverse share split that became effective on June 6, 2014, when the Australian Securities and Investments Commission (ASIC) altered the registration details of the parent entity. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ at a share price of USD$10.00 per share resulting in gross proceeds of AUD$53.1 million (USD$50.0 million).  The proceeds were partially offset by commissions and issuance costs of AUD$5.7 million for net proceeds of AUD$47.4 million.

Future Funding Requirements

We generate free cash flow from our operating segments and in all cases, other than our contract manufacturing segment, our individual business units are profitable.  Our manufacturing facility is only operating at 25% capacity which means we do not recover approximately $4 million in overhead annually.  We anticipate that in the future this will change as our own revenues (and hence manufacturing requirements) increase and as we pursue contract manufacturing.  We are also investing in establishing our Companion Animal commercial infrastructure in the US in anticipation of our Companion Animal product launches, and, as such, our expenditures on facilities, administration, and Companion Animal marketing and digital technology development are all higher than in previous years and are expected to remain so under our current business model.  We are also investing in our pipeline product candidates including Zydax for the US and Europe, to bring them closer to approvals.  All of these potential growth-related investments mean that we anticipate that we will continue to incur net losses through at least 2016.

As of the date of the filing of this transition report, based on  our revenue sources from our five marketed products, our anticipated growth-related investments, and our existing cash and cash equivalents, we expect to fund our operations through at least the current period ending December 31, 2015.  Our operating plans may change as a result of many factors and we may seek additional funds through public or private equity, debt financings or other sources, such as strategic collaborations and partnering arrangements.  Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business.  In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current and future operating plans.  Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the risk factors disclosed in our previous filings.

Our future capital requirements depend on many factors, including but not limited to:

☐	The results of our target animal studies for our current and future product candidates;
☐	That amount and timing of any milestone payments or royalties we must pay pursuant to our current or future license agreements or collaboration agreements;
☐	The timing of, and costs involved in, obtaining regulatory approvals for any of our current or future product candidates;
☐	The upfront and other payments, and associated costs, related to our identification, acquisition and in-licensing of new product candidates;
☐	The number and characteristics of the product candidates we pursue;
☐	The scope, progress, results and costs of researching and developing any of our current or future product candidates and conducting target animal studies;
☐	Our ability to partner with companies with established presence in Europe to provide our products in that market;
☐	Whether we acquire any other companies, assets, intellectual property or technologies in the future;
☐	The cost of commercialization activities, if any of our current or future product candidates are approved for sale, including marketing, sales and distribution costs;
☐	The cost of manufacturing our current and future product candidates and any products we successfully commercialize;
☐	Our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;
☐	The costs of attracting and retaining skilled personnel;
☐	The costs associated with being a public company; and
☐	The costs involved in preparing, filing, prospecting, maintaining, defending and enforcing patent claims or other legal proceedings including litigation costs and the outcome of such litigation.

5.C.            Research and Development, Patents and Licenses, etc.

The Company is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions and performs substantial research and development projects to develop candidate products and improve current products.  Our research and development policy is described below.

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products) are recognized as intangible assets when:

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

The Company usually considers the criteria met for recognizing an intangible asset when a regulatory filing has been made in a major market and approval is considered probable.

The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overhead. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, which is estimated at 10 years.

Research and development costs of $3.8 million for the six months ended December 31, 2014 were capitalized with $3.5 million of this relating to the completion of the scale up of the API for Zydax by Lonza and the commencement of the Zydax efficacy trials in October 2014 in both the US and Australia. Research and development costs of approximately $0.3 million were expensed during the six-months ended December 31, 2014.

Research and development costs of approximately $1.6 million, $1.7 million and $1.2 million were capitalized in the years ended June 30, 2014, 2013 and 2012.  Research and development costs of approximately $0.6 million, $1.5 million and $0.7 million were expensed for the years ended June 30, 2014, 2013 and 2012

5.D.           Trend Information

Our current growth plans are centered in the very near term around our Companion Animal portfolio.  We intend to launch Glyde and Zydax in the US and European markets.  In the first half of 2015, we anticipate the results of our pivotal efficacy clinical trial on Zydax.  A successful outcome would enable us to file the Efficacy Technical Section with the Center for Veterinary Medicines, or CVM.  If this technical section, along with the Chemistry and Manufacturing Controls, or CMC section (which we also anticipate having ready for filing in the first half of 2015) are deemed acceptable by the CVM, then we could expect to launch Zydax in the US and Europe in the first half of 2016.  We also expect to establish a Companion Animal sales team in the US to enable this launch and this team may be recruited in the second half of 2015.  If we elect to do so, this team would sell Glyde, immediately (no FDA approval is required for the sale of Glyde, as it is a nutraceutical) and we would market the iKAM platform to Companion Animal veterinary clinics.

In addition to our marketed products, we expect to focus our product development efforts on our portfolio of pipeline product candidates: PAR081 (anesthetics), PAR101 (metabolic disease), PAR121 (orthopedics) and PAR122 (dermatology), PAR061 (mastitis) and Gonadapro (reproduction).  In 2015, we expect to undertake pilot efficacy and/or safety trials for PAR121, PAR122, PAR101, and Gonadapro and to undertake formulation development work on PAR081 and PAR061.  We also intend to explore further in-licensing and acquisition opportunities. We are currently exploring various in-licensing and acquisition opportunities spanning various disease states, species and stages of development, but no definitive agreements are imminent.

We believe that our planned allocation of resources over the next five years will give us a strong focus on growth opportunities in the multi-billion dollar pet market. Future investment in our pipeline product candidates will allow us to deliver solutions to unmet animal health needs through geographical and category expansion of the OA and reproductive hormone markets and by entering new therapeutic areas that we believe offer significant opportunities. We expect to utilize our currently available spare capacity in our sterile manufacturing facility to efficiently manufacture our products.

During the transition period ended December 31, 2014, we have continued to invest in our fully-integrated pharmaceutical value chain, specifically in our U.S.-based sales and marketing operation and the running costs associated with our FDA-inspected sterile manufacturing facility. This operational investment, in addition to the previously incurred capital expenditure, provides us with the unique infrastructure to continue to grow our current products within the markets in which we already operate while allowing us to take advantage of additional growth prospects from our pipeline product candidates, further geographical expansion, further contract manufacturing opportunities and future in-licensing or acquisition opportunities.

The disclosure set forth in Item 5.A of this Form 20-F further discusses trend information and is incorporated herein by reference.

5.E.           Off-Balance Sheet Arrangements

We do not currently use off-balance sheet arrangements for the purposes of credit enhancement, investment or other financial purposes.

In the ordinary course of business and in connection with the sale of assets and businesses, we may indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2014, there are no recorded amounts for these arrangements.

5.F.           Tabular Disclosure of Contractual Obligations

 The following table summarizes our contractual obligations and other commercial commitments at December 31, 2014, as well as the effect these obligations and commitments, specifically long-term debt and lease obligations, are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	4,636,242	4,636,242	-	-	-
Capital Lease Obligations	50,439	50,439	-	-	-
Operating Lease Obligations	7,768,565	873,706	1,993,597	2,064,205	2,837,057
Total contractual obligations	12,455,246	5,560,387	1,993,597	2,064,205	2,837,057

8.A.7           Financial Information - Legal Proceedings

Financial Statements

Our financial statements are stated in Australian Dollars (AUD) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

See our audited financial statements for the fiscal period ended December 31, 2014, and fiscal years ended June 30, 2014 and 2013 are included under Item 18 of this Transition Report.

Legal Proceedings

Elanco

Although there is currently no litigation or impending litigation between Parnell and Elanco, the following information is provided for informational purposes .

We previously entered into a Distribution and Supply Agreement (the “Elanco Agreement”) with Elanco, a division of Eli Lilly and Company, in relation to our osteoarthritis product Zydax for dogs. The Elanco Agreement required us to pay delay damages of up to USD$2.0 million to Elanco if Zydax was not approved for sale in the US and EU by a date certain in 2014.  Due to Elanco’s acquisition of Novartis Animal Health, we believe that Elanco breached the exclusivity requirement of the Elanco Agreement.  We provided Elanco with a notice of breach and received no satisfactory resolution.  We therefore elected to terminate the Elanco Agreement. We contend that no delay damages were due because the approval of Zydax was delayed due to the occurrence of a force majeure event and because of Elanco’s breach of the exclusivity requirement.  Elanco disputes our position.

We cannot control whether Elanco may choose to instigate legal proceedings.  If they do so, we believe we have strong arguments in our favor, but if we do not prevail on our legal defenses, we may be required to repay some or all of the  alleged delay damages.

Parnell Pharmaceutical Ltd

We have been operating under the name Parnell in the US since at least 2005 through marketing partners and very actively in our own right since 2012.  In late 2014, Parnell Pharmaceuticals, Inc., a California-based company that sells over-the-counter nasal and oral sprays for the human health market, contended through court proceedings that we have breached their established trademark.  We have attempted, and continue, to mediate this matter with Parnell Pharmaceuticals on the basis that it was in fact our parent company Parnell Pharmaceuticals Holdings Ltd, an Australia-based company over which, we contend, the courts of the State of California have no jurisdiction, that has caused their alleged grievances, raised due to media coverage of our IPO.  We do not foresee this litigation as material, and we further do not believe that there has been any actual confusion caused by our co-existence, as we are clearly operating in very different segments of the market.  To date Parnell Pharmaceuticals has not provided any evidence of actual confusion and has only contended that press coverage of our IPO caused them concern.

Other litigation

We are currently not a party to any other material legal proceedings.  We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modifications to shares

Prior to consummating our initial public offering in June 2014, our capital consisted of six classes of shares carrying different rights, as determined by our Board of Directors in accordance with our Constitution. On April 28, 2014, our Board of Directors and shareholders approved a resolution authorizing the consolidation of all outstanding shares of each class into a single class of ordinary shares, which became effective June 6, 2014, when the Australian Securities and Investments Commission altered the details of our corporate entity. The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, Australian common law, the Corporations Act and other applicable law. A general description of some of the rights and restrictions attaching to our ordinary shares are summarized below. The following description of our constitution and our ordinary shares is a summary of the material rights and restrictions applicable to our ordinary shares. We encourage you to read our Constitution, which is included as an exhibit to this transition report.

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

Use of Proceeds

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ at a share price of USD$10.00 per share resulting in proceeds of $53.1 million (USD$50.0 million).  The proceeds were partially offset by commissions and issuance costs of $5.7 million (USD$5.4 million) for net proceeds of $47.4 million (USD$44.6 million).

In June 2014 the Company repaid the term loan balance of approximately USD$26.75 million, inclusive of interest of USD$1.75 million, from the proceeds of the initial public offering.

We have nearly $16 million net proceeds remaining as of December 31, 2014.  The intended use of these proceeds has not changed from the information described in the offering document.

ITEM 15.  CONTROLS AND PROCEDURES

(a)
Pursuant to applicable SEC rules for transition reports, we are not required under this Item 15 to disclose the conclusions of our principal executive officer and principal financial officers regarding the effectiveness of our disclosure control and procedures as of the period covered by the transition report.

(b)	– (d)
 Pursuant to applicable SEC rules for transition reports, we are not required under this Item 15 to provide  a report of management on our internal control over financial reporting, an attestation report of our registered public accounting firm and to disclose any change in our internal control over financial reporting occurred during the period covered by this transition report.

PART III

ITEM 17.   FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”

ITEM 18.   FINANCIAL STATEMENTS

On December 8, 2014, the Board of Directors authorized a change of fiscal year end to December 31, 2014, to align fiscal reporting with existing management processes which use calendar year planning and to provide more efficient reporting for U.S. investors.  As a result, the Company is required to file this transition report on Form 20-F for the transition period of July 1, 2014 to December 31, 2014.  After filing the transition report the Company’s next fiscal year end will be December 31, 2015.

The following financial statements are filed as part of this transition report, together with the report of the independent registered public accounting firms:

☐	Report of Independent Registered Public Accounting Firm
☐	Consolidated statements of income/(loss) and comprehensive income/(loss)
☐	Consolidated balance sheets
☐	Consolidated statements of changes in equity
☐	Consolidated statements of cash flows
☐	Notes to the Consolidated Financial Statements

ITEM 19.   EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
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
4.16
Form of Deed Poll given by 2013 Bondholders in favor of Parnell Pharmaceuticals Holdings Pty Ltd dated May 30, 2014. (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 4, 2014)*

4.17
Lease Agreement, dated as of September 12, 2014, by and between Parnell Corporate Services U.S. Inc., and Renaissance Property Owner, LLC. (incorporated by reference to Exhibit 4.17 on Form 20-F filed with the SEC on September 15, 2014)*

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

SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

Parnell Pharmaceuticals Holdings Ltd

By:	/s/ Robert Joseph
Name: Robert Joseph
Title: President and Chief Executive Officer

By:	/s/ Brad McCarthy
Name: Brad McCarthy
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Parnell Pharmaceuticals Holdings Ltd

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit/(loss) and comprehensive income/(loss), statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of Parnell Pharmaceuticals Holdings Ltd and its subsidiaries at 31 December 2014, 30 June 2014 and 30 June 2013, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2014 and for the six month period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Sydney, Australia
27 February 2015

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Parnell Pharmaceuticals Holdings Ltd

Financial Statements
For the Fiscal Periods Ended 31 December 2014, 30 June 2014, 30 June 2013 and 30 June 2012.

Parnell Pharmaceuticals Holdings Ltd

Consolidated statements of profit/(loss) and comprehensive income/(loss)

	Note	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Revenue	3	3,662,452	7,542,600	9,538,161	6,291,218
Other income	3	4,346,784	2,248,195	2,203,355	6,319,160
Cost of goods sold		(3,343,802)	(6,417,593)	(5,641,732)	(4,322,160)
Selling and marketing expenses		(2,447,578)	(5,474,826)	(3,341,341)	(2,069,602)
Regulatory and research and development expenses		(311,931)	(586,149)	(138,915)	(246,979)
Administration expenses		(3,042,221)	(3,018,782)	(1,903,573)	(2,537,107)
Net foreign exchange losses on borrowings		-	(1,384,335)	(2,027,404)	(774,377)
Finance costs		(289,784)	(7,262,020)	(2,839,595)	(1,990,296)
(Loss)/profit before income tax		(1,426,080)	(14,352,910)	(4,151,044)	669,857
Income tax (expense)/benefit	5	(2,442)	(2,980,412)	672,989	(602,513)
(Loss)/profit for the period		(1,428,522)	(17,333,322)	(3,478,055)	67,344
Other comprehensive (loss)/profit, net of income tax
Items that will be reclassified subsequently to profit or loss
Foreign currency translation		(1,434,235)	(517,525)	(32,084)	125,510
Other comprehensive (loss)/profit for the year, net of tax		(1,434,235)	(517,525)	(32,084)	125,510
Total comprehensive (loss)/profit for the year		(2,862,757)	(17,850,847)	(3,510,139)	192,854

Net (loss)/earnings per share		AUD$	AUD$	AUD$	AUD$
Net (loss)/earnings attributable to common stockholders, Basic and diluted	17	(0.11)	(2.18)	(0.46)	0.01

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Consolidated balance sheets

	Note	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	15,819,418	20,804,339	859,708
Trade and other receivables	9	4,825,193	3,411,316	4,705,693
Inventories	10	2,755,956	2,009,843	1,907,145
Prepayments		470,568	112,995	104,328
TOTAL CURRENT ASSETS		23,871,135	26,338,493	7,576,874
NON-CURRENT ASSETS
Trade and other receivables	9	50,184	30,583	14,466
Property, plant and equipment	11	11,899,006	11,210,442	11,999,356
Deferred tax assets	6	-	-	2,595,918
Intangible assets	12	12,419,614	10,164,545	9,376,256
TOTAL NON-CURRENT ASSETS		24,368,804	21,405,570	23,985,996
TOTAL ASSETS		48,239,939	47,744,063	31,562,870
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	8,614,034	5,726,684	2,303,004
Borrowings	14	4,590,483	4,135,218	16,532,717
Provision for employee benefits	16	379,558	305,330	245,957
Derivatives	15	-	-	2,317,123
TOTAL CURRENT LIABILITIES		13,584,075	10,167,232	21,398,801
NON-CURRENT LIABILITIES
Trade and other payables	13	668,037	530,786	1,797,000
Borrowings	14	-	151,963	3,667,511
Deferred tax liabilities	6	-	-	1,358,930
Provision for employee benefits	16	74,364	117,862	92,597
Derivatives	15	-	-	860,000
TOTAL NON-CURRENT LIABILITIES		742,401	800,611	7,776,038
TOTAL LIABILITIES		14,326,476	10,967,843	29,174,839
NET ASSETS		33,913,463	36,776,220	2,388,031

EQUITY
Contributed equity	17	55,343,451	55,343,451	3,104,415
Reserves	18	(1,585,035)	(150,800)	366,725
Accumulated losses	19	(19,844,953)	(18,416,431)	(1,083,109)
TOTAL EQUITY		33,913,463	36,776,220	2,388,031

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Consolidated statements of changes in equity

	Ordinary Shares AUD$	(Accumulated Losses)/ Retained Earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2014	55,343,451	(18,416,431)	(150,800)	36,776,220
Loss for the period	-	(1,428,522)	-	(1,428,522)
Other comprehensive loss for the period	-	-	(1,434,235)	(1,434,235)
Balance at 31 December 2014	55,343,451	(19,844,953)	(1,585,035)	33,913,463

	Ordinary Shares AUD$	(Accumulated Losses)/ Retained Earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2013	3,104,415	(1,083,109)	366,725	2,388,031
Loss for the year	-	(17,333,322)	-	(17,333,322)
Other comprehensive loss for the year	-	-	(517,525)	(517,525)
Issue of shares, net of costs and tax benefits	52,239,036	-	-	52,239,036
Balance at 30 June 2014	55,343,451	(18,416,431)	(150,800)	36,776,220

	Ordinary Shares AUD$	(Accumulated Losses)/ Retained Earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2012	3,104,964	3,074,946	398,809	6,578,719
Loss for the year	-	(3,478,055)	-	(3,478,055)
Other comprehensive loss for the year	-	-	(32,084)	(32,084)
Dividends provided for or paid	-	(680,000)	-	(680,000)
Shares repurchased	(549)	-	-	(549)
Balance at 30 June 2013	3,104,415	(1,083,109)	366,725	2,388,031

2012
	Ordinary Shares AUD$	(Accumulated losses)/ Retained Earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2011	3,104,422	3,687,602	273,299	7,065,323
Profit for the year	-	67,344	-	67,344
Other comprehensive income for the year	-	-	125,510	125,510
Dividends provided for or paid	-	(680,000)	-	(680,000)
Shares issued	542	-	-	542
Balance at 30 June 2012	3,104,964	3,074,946	398,809	6,578,719

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Consolidated statements of cash flows

		6 months to 31 December 2014	12 months to 30 June 2014	12 months to 30 June 2013	12 months to 30 June 2012
	Note	AUD$	AUD$	AUD$	AUD$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		3,911,953	5,409,553	9,063,753	12,296,375
Receipts from government grants		-	810,267	1,183,559	-
Payments to suppliers and employees		(9,317,933)	(13,292,432)	(11,157,645)	(7,928,628)
Interest received		-	24,243	6,544	26,816
Finance costs		(11,591)	(4,407,555)	(1,781,536)	(832,157)
Income taxes paid		-	-	(295,831)	-
Net cash used in operating activities	29	(5,417,571)	(11,455,924)	(2,981,156)	(3,562,406)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment		(1,022,203)	(59,993)	(357,759)	-
Proceeds from sale of plant and equipment		-	-	19,948	-
Purchases of intangible assets		(786,592)	(1,861,692)	(2,600,935)	(3,052,944)
Receipts from tax incentives		-	1,378,733	524,517	-
Loans repaid by related parties		-	60,416	-	(2,161,340)
Net cash used in investing activities		(1,808,795)	(482,536)	(2,414,229)	(5,214,284)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering		-	53,067,289	-	542
Payments of initial public offering costs		(612,386)	(5,112,252)	-	-
Proceeds from issuance of 2013 Parnell Bonds		-	150,000	4,150,000	-
Redemption of 2011 Convertible Bonds		-	(4,495,317)	(268,498)	-
Proceeds from bank loans		-	28,415,549	3,157,078	7,407,123
Repayment of bank loans		-	(37,744,027)	-	(5,267,700)
Warrant costs paid		-	(2,273,244)	-	-
Share buy‑back payment		-	-	(549)	-
Payment of lease liabilities		(114,054)	(181,991)	(184,695)	(141,279)
Dividends paid by the Group		-	-	(680,000)	-680,000
Repayment of loans from directors		-	64,064	-	(312,672)
Net cash (used in)/provided by financing activities		(726,440)	31,890,071	6,173,336	1,006,014

Net (decrease)/increase in cash and cash equivalents held		(7,952,806)	19,951,611	777,951	(645,864)
Cash and cash equivalents at beginning of period		20,804,339	859,708	78,294	722,985
Effects of exchange rate changes on cash and cash equivalents		2,967,885	(6,980)	3,463	1,173
Cash and cash equivalents at end of the period	8	15,819,418	20,804,339	859,708	78,294

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

1	Nature of the Business

This financial report covers the consolidated financial statements and notes of Parnell Pharmaceuticals Holdings Ltd (the 'Company') and controlled entities (the 'Group'). The Company is limited by shares and domiciled in Australia, with its shares publicly traded on the NASDAQ Global Market under the ticker symbol ‘PARN’ and is a for-profit group.

The Group is a fully integrated veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative health solutions.  We currently market five products for companion and production animals in 14 countries and augment our pharmaceutical products with our proprietary iKAM and mySYNCH software platforms.

The principal activities of the Group during the financial period were:
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

Each of the entities within the Group prepares their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency).  The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

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

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ at a share price of USD$10.00 per share resulting in gross proceeds of AUD$53,067,289.  The proceeds were partially offset by commissions and issuance costs of AUD$5,724,638 for net proceeds of AUD$47,342,651.

On December 8, 2014, the Board of Directors of Parnell Pharmaceuticals Holdings Ltd. (the "Company") authorized a change of fiscal year end to December 31, 2014 to align fiscal reporting with existing management processes which use calendar year planning and to provide more efficient reporting for U.S. investors.  The change was approved by the Australian Tax Office (ATO) on December 8, 2014.   As a result, the Company is required to file this transition report for the period of July 1, 2014 to December 31, 2014.  After filing the transition report the Company's next fiscal year end will be December 31, 2015. Refer to Note 31 for further information.

This financial report covers the consolidated financial statements of the Group and was authorized for issuance by the directors on February 27, 2015.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies

(a)	Basis of Preparation

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

Estimated impairment of long life assets

We review intangible assets and property, plant and equipment for impairment whenever external or internal factors indicate that the carrying amount of the assets may not be fully recoverable. Factors we consider in deciding when to perform an impairment review include significant declines in market value, negative outlooks on the industry or economy, obsolescence or damage to the assets, significant underperformance of the business compared to expectations and changes in the use of the assets. If an impairment analysis is performed to evaluate a long-lived asset for recoverability, we compare forecasts of cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. If the expected cash flows are less than the carrying amount an impairment charge would be recognized. To date, we have not recorded any impairment losses on intangible assets or property, plant and equipment.

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

The Group has not recognized deferred tax assets relating to carried forward tax losses as at December 31, 2014. However, utilization of the tax losses going forward will depend on the ability of the entity, to satisfy certain tests at the time the losses are recouped.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(b)	Critical accounting estimates and judgments (continued)

Fair value of warrants

The Group had recognized warrants that were issued by the Company in relation to the loan facility from Partners for Growth III LP and 2013 Parnell Bonds. At December 31, 2014 the Group has $Nil (June 30, 2014: $Nil, June 30, 2013: $2,952,954) recorded in liabilities for warrants as all existing warrants were extinguished during the year ended June 30, 2014.

Government grant revenue

The Group has recognized government grant revenue receivable as at December 31, 2014 of AUD$1,610,986 (June 30, 2014 AUD$913,719, June 30, 2013: AUD$2,189,000). Management estimates that the costs applied are consistent with the requirements of the R&D incentive scheme.

Key judgments

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

Intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between entities in the consolidated entity have been eliminated in full for the purpose of these financial statements.

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

The tax expense recognized in the consolidated statement of profit/(loss) and comprehensive income/(loss) relates to current income tax expense plus deferred tax expense (being the movement in deferred tax assets and liabilities and unused tax losses during the period).

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for the period and is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(e)	Income Tax (continued)

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

Deferred tax assets are recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilized.

Current tax assets and liabilities are offset where there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the Group, are classified as finance leases.

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(g)	Revenue and other income

Revenue is recognized when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the entity and specific criteria relating to the type of revenue as noted below, has been satisfied.

Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates. Such returns, discounts and rebates are immaterial for the periods.

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(j)	Trade receivables

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater that its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other Income and Other Expenses.

Capital works in progress of $52,193 relates to enhancements to the manufacturing facility (June 30, 2014: Nil).

(m)	Financial instruments

Derivative instruments

Derivative instruments, including warrants, are measured at fair value. Gains and losses arising from changes in fair value are taken to the consolidated statement of profit/(loss) and comprehensive income/(loss) unless they are designated as hedges.

Financial instruments are recognized initially using trade date accounting, i.e. on the date that the Company becomes party to the contractual provisions of the instrument.

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

After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment. Any change in their value is recognized in profit or loss.

The Company’s trade and most other receivables fall into this category of financial instruments.

Receivables are considered for impairment on an individual asset basis when they are past due at the reporting date or when objective evidence is received that a specific counterparty will default.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(m)	Financial instruments (continued)

The amount of the impairment is the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable.

For trade receivables, impairment provisions are recorded in a separate allowance account with the loss being recognized in profit or loss. When confirmation has been received that the amount is not collectable, the gross carrying value of the asset is written off against the associated impairment provision.

Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual agreements of the instrument. All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included in the consolidated statements of profit/(loss) and comprehensive income/(loss) line items 'finance costs' or 'finance income', unless these interest related charges relate to a qualifying asset in which case they are capitalized to that asset.

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

Where the recoverable amount is less than the carrying amount, an impairment loss is recognized in the consolidated statement of comprehensive income immediately.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(o)	Intangible Assets

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

IT development and software

Costs incurred in developing products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized to software and systems. Costs capitalized include external direct costs of materials and service and direct payroll and payroll related costs of employees' time spent on the project. Amortization is calculated on a straight-line basis over periods generally ranging from 3 to 5 years

IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the group has an intention and ability to use the asset.

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

Provisions are recognized when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Provisions are measured at the present value of management's best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statement of profit/(loss) and comprehensive income/(loss).

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(r)	Employee benefits

(i) Short-term obligations

Liabilities for annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

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

The obligations are presented as current liabilities in the consolidated balance sheet if the entity does not have an unconditional right to defer settlement for at least 12 months after the reporting date, regardless of when the actual settlement is expected to occur.

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

Borrowings are removed from the consolidated balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit and loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(t)	Capitalized borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

All other borrowing costs are recognized as an expense in the period in which they are incurred.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(u)	Finance costs

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

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

(x)	Net Loss per share

(i) Basic net loss per share

Basic net loss per share is calculated by dividing:
•	the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares
•	by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted net loss per share

Diluted net loss per share adjusts the figures used in the determination of basic earnings per share to take into account:
•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

For periods in which the Company has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share.  Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for the six month period ended December 31, 2014 and the years ended June 30, 2014 and 2013, respectively.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(y)	Foreign currency transactions and balances

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

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

•	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and
•	retained earnings are translated using the historical method.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the consolidated balance sheet. These differences are recognized in the consolidated statement of profit/(loss) and comprehensive income/(loss) in the period in which the operation is disposed.

(z)	Adoption of new and revised accounting standards

The Group has applied the following standards and amendments for the first time for their reporting period commencing 1 July 2014:
•	AASB 2013-3 Amendments to AASB 136 (IAS 36) Recoverable Amount Disclosures for Non-Financial Assets
•	AASB 2013-4 Amendments to Australian Accounting Standards Novation of Derivatives and Continuation of Hedge Accounting
•	AASB 2014-1 Amendments to Australian Accounting Standards

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

2	Summary of Significant Accounting Policies (continued)

(aa)	New Accounting Standards and Interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2014 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Nature of change	Impact	Mandatory application date/ Date of adoption by Group
AASB 9 (IFRS 9) Financial Instruments
AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In December 2014, the AASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

Following the changes approved by the AASB in December 2014, the Group no longer expects any impact from the new classification, measurement and derecognition rules on the Group’s financial assets and financial liabilities.

While the group has yet to undertake a detailed assessment of the debt instruments currently classified as available-for-sale financial assets, it would appear that they would satisfy the conditions for classification as at fair value through other comprehensive income (FVOCI) and hence there will be no change to the accounting for these assets.

There will also be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.

The new hedging rules align hedge accounting more closely with the group’s risk management practices. As a general rule it will be easier to apply hedge accounting going forward as the standard introduces a more principles-based approach. The new standard also introduces expanded disclosure requirements and changes in presentation.

The new impairment model is an expected credit loss (ECL) model which may result in the earlier recognition of credit losses.

The group has not yet assessed how its own hedging arrangements and impairment provisions would be affected by the new rules.

Must be applied for financial years commencing on or after January 1, 2018.
Based on the transitional provisions in the completed IFRS 9, early adoption in phases was only permitted for annual reporting periods beginning before February 1, 2015. After that date, the new rules must be adopted in their entirety.

AASB 15 (IFRS 15) Revenue from Contracts with Customers
The AASB has issued a new standard for the recognition of revenue.

This will replace AASB 118 (IAS 18) which covers contracts for goods and services and AASB 111 (IAS 11) which covers construction contracts.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards.
The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (eg 1 July 2017), i.e. without restating the comparative period.

They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

Management is currently assessing the impact of the new rules and does not believe the adoption of the provisions of this update will have a material impact on the Company's consolidated financial statements.
Mandatory for financial years commencing on or after January 1, 2017. Expected date of adoption by the group: January 1, 2017.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

3	Revenue and Other Income

Revenue from continuing operations

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Sales revenue
Sale of goods	3,662,452	7,542,600	9,538,161	6,291,218

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Other Income
Divestment of products (a)				5,743,587
Government grants (b)	298,777	239,782	1,183,559	306,711
Net gain on disposal of property, plant and equipment	-	-	13,178	8,861
Unrealized foreign exchange gain	3,916,711	1,929,851	392,266	-
Fair value gain on derivative	126,438	54,319	305,623	231,098
Interest received	-	24,243	6,544	26,817
Other income	4,858	-	302,185	2,086
	4,346,784	2,248,195	2,203,355	6,319,160

(a)	Divestment of products

In 2012 the Group sold the rights to market a number of products. There were no similar transactions in the periods ended December 31, 2014, June 30, 2014, June 30, 2013 or June 30, 2012.

(b)	Government grants

International and domestic government grants/tax incentives recognized during the period totaled $298,777 (year ended June 30, 2014: $239,782, year ended June 30, 2013: $1,183,559 and year ended June 30, 2012: $306,711) and recognized as other income. Included in other receivables are government grants for tax incentives totaling $2,571,559 (June 30, 2014: $913,719, June 30, 2013: $2,189,000). There are no unfulfilled conditions or contingencies attaching to these grants.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

4	Expenses

(a)	Income/(loss) before income tax includes the following specific expenses:

	Note	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Interest expense		291,566	4,275,222	2,211,450	1,702,623
Borrowing costs		216,666	3,126,310	743,990	539,731
Amounts capitalized	(b)	(218,448)	(139,512)	(115,845)	(252,057)
Finance costs expensed		289,784	7,262,020	2,839,595	1,990,297
Depreciation		496,659	848,907	847,721	746,328
Amortization		195,103	406,128	151,496	14,353
Employee benefits expense		3,375,269	5,962,259	3,693,319	3,283,379
Transaction related expenses		-	352,225	-	-
Rental expense relating to operating leases		390,179	680,367	635,711	546,443
Defined contribution superannuation expense		154,775	312,203	315,744	326,193
Impairment of bad debts		-	80,434	-	100,381
Foreign exchange loss relating to borrowings		-	1,384,335	2,072,404	774,377

(b)	Capitalized borrowing costs

The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity's outstanding borrowings during the six-month period ended December 31, 2014, in this case 10% (June 30, 2014: 14%, June 30, 2013: 11% and June 30, 2012: 11%).

5	Income Tax Expense

(a) The major components of tax expense comprise:

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Income tax expense	2,442	-	6,420	295,728
Deferred tax expense/(benefit)	-	2,980,412	(679,409)	306,785
Income tax expense/(benefit) from continuing operations	2,442	2,980,412	(672,989)	602,513

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

5	Income Tax Expense (continued)

(b) Reconciliation of income tax to accounting profit:

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
(Loss)/profit before income tax	(1,426,080)	(14,352,910)	(4,151,044)	669,857
At 30% tax rate	(427,824)	(4,305,873)	(1,245,313)	200,957
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non-assessable research and development income	(89,629)	(73,934)	(243,080)	(92,013)
- Non-deductible research and development expenditure	724,944	411,174	679,171	460,466
- Non-deductible expenditure	-	-	86,580	-
- Amount of share issues costs not able to be recognized	(355,169)	553,896	-	-
- Difference in overseas tax rates	-	-	16,141	-
- Entertainment	-	5,918	1,486	6,483
- Tax losses derecognized during the year	145,887	1,384,062	-	-
- Tax losses incurred but not recognized during the year	-	4,997,948	-	-
- Sundry items	4,233	7,221	32,026	26,620
Income tax (benefit)/expense	2,442	2,980,412	(672,989)	602,513

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Unrecorded tax losses
Potential tax benefit @ 30% for unused tax losses for which no deferred tax asset has been recognized - available for use in Australia	3,753,696	3,762,445	-	-
Potential tax benefit @ 35% for unused tax losses for which no deferred tax asset has been recognized - available for use in the U.S.	3,982,069	2,619,565	-	-
	7,735,765	6,382,010	-	-
Total tax losses
Potential tax benefit @ 30% for total Australian tax losses carried forward	3,753,696	3,762,445	1,384,062	-
Potential tax benefit @ 35% for total U.S. tax losses carried forward	3,982,069	2,619,565	-	-
	7,735,765	6,382,010	1,384,062	-
Total unused tax losses	23,889,660	20,025,955	4,613,541	-

The tax losses available for future use in U.S. will expire starting in 2032. The tax losses available for future use in Australia do not expire.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

5	Income Tax Expense (continued)

(c) Amounts recognized directly in equity

Aggregate deferred tax arising in the reporting period and not recognized in net profit or loss or other comprehensive income/(loss) but are directly credited to equity.

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Net deferred tax - credited directly to equity	-	1,717,391	-	--

6	Tax

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax assets
Provisions	85,706	(57,927)	-	-	27,779
Accruals	332,440	(101,623)	-	7,901	238,718
Tax losses	589,570	776,987	-	17,505	1,384,062
Unrealized foreign exchange	404,921	539,078	-	13	944,012
Borrowings	58,056	(58,056)	-	-	-
Other	4,418	(3,071)	-	-	1,347
Balance at June 30, 2013	1,475,111	1,095,388	-	25,419	2,595,918
Provisions	27,779	61,014	-	1,106	89,899
Accruals	238,718	50,588	-	24,629	313,935
Tax losses	1,384,062	(1,384,062)	-		-
Unrealized foreign exchange	944,012	(944,012)	-	-	-
Share issue expenses	-	(553,896)	1,717,391	-	1,163,495
Other	1,347	5,919	-	297	7,563
Balance at 30 June 2014	2,595,918	(2,764,449)	1,717,391	26,032	1,574,892
Provisions	89,899	60,147	-	2,842	152,888
Accruals	313,935	195,138	-	(18,351)	490,722
Share issue expenses	1,163,495	355,169	-	-	1,518,664
Other	7,563	4,233	-	207	12,003
Balance at 31 December 2014	1,574,892	614,687	-	(15,302)	2,174,277

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax liability
Intangible assets	709,615	121,930	-	-	831,545
Borrowing cost asset	138,588	168,345	-	-	306,933
Unrealized foreign exchange	69,330	151,122	-	-	220,452
Balance at 30 June 2013	917,533	441,397	-	-	1,358,930
Intangible assets	831,545	41,854	-	-	873,399
Borrowing cost asset	306,933	(213,776)	-	-	93,157
Unrealized foreign exchange	220,452	387,884	-	-	608,336
Balance at 30 June 2014	1,358,930	215,962	-	-	1,574,892
Intangible assets	873,399	65,534	-	-	938,933
Borrowing cost asset	93,157	(64,676)	-	-	28,481
Unrealized foreign exchange	608,336	598,527	-	-	1,206,863
Balance at 31 December 2014	1,574,892	599,385	-	-	2,174,277

During 2014, management evaluated the evidence bearing upon the realizability of its deferred tax assets, which primarily consist of net loss carry forwards. Management considered the facts that the Group has historically been able to generate income, considered the future forecasts and investment costs of pipeline products, the non-recurring expenses incurred with the development of an FDA approved manufacturing facility, and the costs completing an initial public offering and other tax planning strategies. Based on the analysis management determined that the Group will not utilize $7,735,765 of tax benefit as of December 31, 2014 (June 30, 2014: $6,382,010) and accordingly did not record these amounts as a deferred tax asset at December 31, 2014 or June 30, 2014. This element of unrecognized future tax benefits will be assessed by management going forward and maybe recorded at a point in which management believes they will be utilized.

At December 31, 2014, the Group had total potential tax benefits carried forward of $7,735,765 (June 30, 2014: $6,382,010). Such amount includes net losses of $3,982,060 (June 30, 2014: $2,619,565) related to subsidiaries in the United States (U.S.) which would expire after 20 years starting in 2032 (recognized at a tax rate of 35%). The remaining tax losses carried forward of $3,753,696 (June 30, 2014: $3,762,445) are indefinite and are attributable to the Group's operations in Australia (recognized at a tax rate of 30%). As such, the total tax losses available to the Group, equal $23,889,660 (June 30, 2014: $20,025,955).

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

7	Segment Information

Description of segments

The animal health pharmaceutical industry is characterized by meaningful differences in customer needs across different animal species and regions. In addition, our FDA approved sterile manufacturing facility has different operational characteristics. As a result of these differences, among other things, we manage our operations through four separate reportable segments.

Companion Animal

This segment covers the Groups Osteoarthritis portfolios across both Canine and Equine species. It is responsible for sales of our patented product Zydax, along with the complementary product Glyde across Australia, New Zealand, the Middle East and Asia.

Production Animal - U.S.

This segment covers the Groups Reproductive Hormone portfolio across Production Animal in the United States of America. It is responsible for the sales of the first reproductive hormone products approved for the indication of estrous synchronization in both dairy and beef cows in the U.S.

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

Review of information by the CODM's

The Executive Directors (which includes the CEO, CFO and Chairman), who are the Group's chief operating decision maker's ("CODM's"), use the revenues and the segment results, being Adjusted Earnings Before Interest, Tax, Depreciation, Amortization and Other Income (Adjusted EBITDAOI) of the four segments, among other factors, for performance evaluation of the individual segments and the overall Group, and the allocation of resources.

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

7	Segment Information (continued)

Other Costs and Business Activities

Certain costs are not allocated to our reporting segment results, such as costs associated with the following:

•
Corporate overheads, which is responsible for centralized functions such as information technology, facilities, legal, finance, human resources, business development, and procurement. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest and tax income and expense.

These costs are included within 'unallocated' in our segment performance.

Other Assets and Liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and its preparation is impracticable. Accordingly, we do not report asset and liability information by segment.

Segment performance

6 months to December 2014	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	541,852	1,188,791	1,931,808	-	-	3,662,451
Divested products	-	-	-	-	-	-
Total Revenues	541,852	1,188,791	1,931,808	-	-	3,662,451
Cost of sales
Continuing products	(144,438)	(275,947)	(539,481)	-	-	(959,866)
Divested products	-	-	-	-	-	-
Facility costs	-	-	-	(1,959,689)	-	(1,959,689)
Total Cost of Sales	(144,438)	(275,947)	(539,481)	(1,959,689)	-	(2,919,555)
Gross Margin	397,414	912,844	1,392,327	(1,959,689)	-	742,896
Segment Costs	(348,748)	(1,442,205)	(470,022)	-	-	(2,260,975)
Adjusted EBITDAOI	48,666	(529,361)	922,305	(1,959,689)	(3,273,239)	(4,791,318)

12 months to 30 June 2014	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,502,944	1,646,503	4,393,153	-	-	7,542,600
Divested products	-	-	-	-	-	-
Total Revenues	1,502,944	1,646,503	4,393,153	-	-	7,542,600
Cost of Sales
Continuing products	(363,267)	(314,688)	(1,108,949)	-	-	(1,786,904)
Divested products	-	-	-	-	-	-
Facility costs	-	-	-	(3,888,176)	-	(3,888,176)
Total Cost of Sales	(363,267)	(314,688)	(1,108,949)	(3,888,176)	-	(5,675,080)
Gross Margin	1,139,677	1,331,815	3,284,204	(3,888,176)	-	1,867,520
Segment Costs	(451,272)	(4,171,246)	(325,069)	-	-	(4,947,587)
Adjusted EBITDAOI	688,405	(2,839,431)	2,949,135	(3,888,176)	(3,268,687)	(6,358,754)

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

7	Segment Information (continued)

12 months to 30 June 2013	Companion Animal AUD$	Production Animal –U.S. AUD$	Production Animal – Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,638,413	3,661,912	4,004,197	-	-	9,304,521
Divested products	-	-	-	233,640	-	233,640
Total Revenues	1,638,413	3,661,912	4,004,197	233,640	-	9,538,161
Cost of Sales
Continuing products	(406,807)	(806,719)	(591,587)	-	-	(1,805,113)
Divested products	-	-	-	(139,214)	-	(139,214)
Facility costs	-	-	-	(2,984,328)	-	(2,984,328)
Total Cost of Sales	(406,807)	(806,719)	(591,587)	(3,0123,542)	-	(4,928,655)
Gross Margin	1,231,606	2,855,193	3,412,610	(2,889,902)	-	4,609,506
Segment Costs	(365,537)	(2,539,427)	(170,371)	-	-	(3,075,335)
Adjusted EBITDAOI	866,069	315,766	3,242,239	(2,889,902)	(2,022,354)	(488,183)

12 months to 30 June 2012	Companion Animal AUD$	Production Animal –U.S. AUD$	Production Animal – Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,483,312	-	2,834,789	-	-	4,318,101
Divested products	635,134	-	1,094,001	243,981	-	1,973,117
Total Revenues	2,118,446	-	3,928,790	243,981	-	6,291,218
Cost of Sales
Continuing products	(352,081)	-	(500,839)	-	-	(852,920)
Divested products	(87,105)	-	(403,132)	(168,618)	-	(658,855)
Facility costs	-	-	-	(2,139,656)	-	(2,139,656)
Total Cost of Sales	(439,186)	-	(903,971)	(2,308,274)	-	(3,651,431)
Gross Margin	1,679,260	-	3,024,820	(2,064,293)	-	2,639,787
Segment Costs	(1,018,375)	(556,778)	(458,703)	-	-	(2,033,856)
Adjusted EBITDAOI	660,885	(556,778)	2,566,117	(2,064,293)	(2,729,878)	(2,123,948)

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

7	Segment Information (continued)

(a)	Reconciliations

Cost of sales reconciliation

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Total segment cost of sales	(2,919,555)	(5,675,080)	(4,928,655)	(3,651,431)
Depreciation and amortization expense	(242,247)	(742,513)	(713,077)	(670,729)
Total cost of sales	(3,161,802)	(6,417,593)	(5,641,732)	(4,322,160)

Reconciliation of Adjusted EBITDAOI result to loss before income tax

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Adjusted EBITDAOI	(4,791,318)	(6,348,754)	(488,183)	(2,123,948)
Other income	4,346,784	2,248,195	2,203,354	6,319,160
Depreciation	(496,659)	(847,643)	(847,721)	(746,328)
Amortization	(195,103)	(406,128)	(151,496)	(14,353)
Finance costs	(289,784)	(7,262,020)	(2,839,595)	(1,990,296)
Transaction related expenses	-	(352,225)	-	-
Foreign exchange loss on borrowings	-	(1,384,335)	(2,027,403)	(774,378)
Loss before income tax	(1,426,080)	(14,352,910)	(4,151,044)	669,857

The total segment costs and unallocated expenses reconcile to selling and marketing expenses, regulatory expenses and administration expenses on the statement of comprehensive loss less depreciation and amortization.

A reconciliation of segment and unallocated costs to operating costs provided as follows:

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Segment and unallocated costs	(5,534,214)	(8,216,274)	(5,097,689)	(4,763,734)
Depreciation and amortization expense	(267,516)	(511,259)	(286,140)	(89,952)
Transaction related expenses	-	(352,225)	-	-
Operating costs as presented in consolidated statements of profit/(loss) and comprehensive income/(loss)	(5,801,730)	(9,079,758)	(5,383,829)	(4,853,687)
Selling and marketing expenses	(2,447,578)	(5,474,826)	(3,341,341)	(2,069,602)
Regulatory expenses	(311,931)	(586,149)	(138,915)	(246,979)
Administration expenses	(3,042,221)	(3,018,783)	(1,903,573)	(2,537,105)
Operating costs as presented in consolidated statements of profit/(loss) and comprehensive income/(loss)	(5,801,730)	(9,079,758)	(5,383,829)	(4,853,687)

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

7	Segment Information (continued)

(b)	Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

The Group is domiciled in Australia, with the amount of its revenue from external customers for the six-months to December 31, 2014 in Australia totaling AUD$836,337 (year ended June 30, 2014: $2,179,765, year ended June 30, 2013: $2,458,685 and year ended June 30, 2012: $3,130,001), revenues from external customers in the U.S. totaling $1,188,791 (year ended June 30, 2014: $1,646,503, year ended June 30, 2013: $3,661,912 and year ended June 30, 2012: $Nil), revenues from external customers in Canada totaling $485,204 (year ended June 30, 2014: $1,159,243, year ended June 30, 2013: $2,067,431 and year ended June 30, 2012: $372,334), revenues from external customers in New Zealand totaling $121,335 (year ended June 30, 2014: $755,327, year ended June 30, 2013: $624,559 and year ended June 30, 2012: $1,123,327) and the total revenues from external customers in other countries totaling $1,030,785 (year ended June 30, 2014: $1,801,761, for the year ended June 30, 2013: $725,574 and for the year ended June 30, 2012: $1,665,556). Segment revenues are based on the country in which the customer is based.

	No of customers 30 June 2012	Total revenues 30 June 2012 AUD$	No of customers 30 June 2013	Total revenues 30 June 2013 AUD$	No of customers 30 June 2014	Total revenues 30 June 2014 AUD$	No of customers 31 December 2014	Total revenues 31 December 2014 AUD$
Major customers
Production Animal - US	-	-	1	3,157,000	1	1,212,766	2	1,188,791
Production Animal - Rest of World	1	372,334	1	2,071,621	1	560,494	2	955,178

8	Cash and cash equivalents

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Cash on hand	1,410	1,331	1,339
Cash at bank	15,818,008	20,803,008	858,369
	15,819,418	20,804,339	859,708

(a)	Risk exposure

The Group's exposure to interest rate risk is discussed in note 21. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of cash and cash equivalents mentioned above.

9	Trade and other receivables

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
CURRENT
Trade receivables	2,128,398	2,459,513	2,067,376
Loans to Directors			64,064
Other receivables	2,696,795	951,803	2,574,253
	4,825,193	3,411,316	4,705,693

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

9	Trade and other receivables (continued)

Current other receivables relate primarily to Australian Tax Office R&D Incentives receivable, recorded as per the terms of the R&D Incentive Scheme.

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
NON-CURRENT
Other receivables	50,184	30,583	14,466

Non-current other receivables relate to deposits paid by the Group in the ordinary course of business,

(a)	Impairment of receivables

The Group's accounts receivable balances are usually collected within a period of less than 30 days following due date of invoice. Our collection of these receipts has historically been strong with less than 0.5% of bad debts being written off during the last three financial years, as such we have not provided for doubtful debts in the Groups accounts over this period. In our consolidated balance sheet as at December 31, 2014 we have no allowance for doubtful debts nor do we anticipate a requirement for this provision in 2015 financial year (year ended June 30, 2014: Nil, year ended June 30, 2013: Nil). While we believe, based on the historic profile of the collection of our account receivables amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile is to adversely change.

(b)	Amounts recognized in profit or loss

During the period ended December 31, 2014 and years ended June 30, 2014 and 2013, the following losses recognized in profit or loss in relation to impaired receivables.

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Bad debts written off	-	80,434	-

Credit risk

The Group has no significant concentration of credit risk with respect to any single counterparty or group of counterparties. The class of assets described as 'trade and other receivables' is considered to be the main source of credit risk related to the Group.

On a geographical basis, the Group has significant credit risk exposures in Australia, New Zealand, Canada and United States of America given the substantial operations in those regions. The Group's exposure to credit risk for receivables at the end of the reporting period in those regions is as follows:

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Australia	269,585	536,669	253,252
New Zealand	54,979	713,563	443,416
Canada	485,204	473,479	-
United States of America	1,318,630	735,802	1,370,708
	2,128,398	2,459,513	2,067,376

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

9	Trade and other receivables (continued)

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

The balances of receivables that do not remain within initial trade terms (as detailed in the table) are considered to be of high credit quality.

	< 30 AUD$	31-60 AUD$	61-90 AUD$	> 90 AUD$
31 December 2014
Trade and term receivables	130,217	42,421	-	-

30 June 2014
Trade and term receivables	63,852	58,098	-	-

30 June 2013
Trade and term receivables	32,621	-	-	-

The Group does not hold any financial assets with terms that have been renegotiated, but which would otherwise be past due or impaired.

The other classes of receivables do not contain impaired assets.

The carrying value of trade and other receivables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivable in the financial statements.

10	Inventories

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
CURRENT
Raw materials and consumables	1,292,668	775,461	754,823
Work in progress	183,505	105,152	122,816
Finished goods	1,279,783	1,129,230	1,029,506
	2,755,956	2,009,843	1,907,145

Write downs of inventories to net realizable value during the period were $ 81,689 (year ended June 30, 2014: Nil and year ended June 30, 2013: Nil).

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

11	Plant and equipment

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Capital works in progress
At cost	52,193	-	-
Plant and equipment
At cost	14,367,251	13,592,967	13,712,339
Accumulated depreciation	(3,000,648)	(2,564,268)	(1,823,004)
Total plant and equipment	11,366,603	11,028,699	11,889,335
Leased plant and equipment
Capitalized leased assets	325,801	325,801	325,801
Accumulated depreciation	(325,801)	(325,801)	(324,552)
Total leased plant and equipment	-	-	1,249
Motor vehicles
Under lease	55,479	55,479	55,479
Accumulated depreciation	(49,625)	(42,599)	(28,543)
Total motor vehicles	5,854	12,880	26,936
Office equipment
At cost	873,582	514,017	334,652
Accumulated depreciation	(399,226)	(345,154)	(252,816)
Total office equipment	474,356	168,863	81,836
Total plant and equipment	11,899,006	11,210,442	11,999,356

(a)	Movements in carrying amounts of plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Period ended 31 December 2014
Balance at the beginning of period	-	11,028,699	12,880	168,863	11,210,442
Additions	52,193	774,284	-	366,694	1,193,171
Disposals - written down value	-	-	-	(7,129)	(7,129)
Depreciation expense	-	(436,380)	(7,026)	(54,072)	(497,478)
Balance at the end of the period	52,193	11,366,603	5,854	474,356	11,899,006

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Leased plant and equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Year ended 30 June 2014
Balance at the beginning of year	-	11,889,335	1,249	26,936	81,836	11,999,356
Additions	-	3,630	-	-	56,363	59,993
Transfers	-	(123,001)	-	-	123,001	-
Depreciation expense	-	(741,265)	(1,249)	(14,056)	(92,337)	(848,907)
Balance at the end of the period	-	11,028,699	-	12,880	168,863	11,210,442

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

11	Plant and equipment (continued)

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Leased plant and equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Year ended 30 June 2013
Balance at the beginning of period	2,011,653	10,264,202	33,117	41,000	139,346	12,489,318
Additions	294,690	-	-	-	63,069	357,759
Transfers	(2,306,343)	2,306,343	-	-	-	-
Depreciation expense	-	(681,210)	(31,868)	(14,064)	(120,579)	(847,721)
Balance at the end of the period	-	11,889,335	1,249	26,936	81,836	11,999,356

12	Intangible Assets

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Development costs
Cost	17,005,759	13,203,923	11,367,905
Grants (b)	(3,929,596)	(2,570,524)	(1,903,250)
Accumulated amortization	(697,282)	(513,446)	(133,977)
	12,378,881	10,119,953	9,330,678
Computer software

Cost	218,928	211,778	186,104
Accumulated amortization	(178,195)	(167,186)	(140,526)
	40,733	44,592	45,578
Total Intangibles	12,419,614	10,164,545	9,376,256

(a)	Reconciliation Detailed Table

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Period ended 31 December 2014
Balance at the beginning of the period	10,119,953	44,592	10,164,545
Additions	3,801,835	7,150	3,808,985
Amortization	(183,835)	(11,009)	(194,844)
Grants receivable	(1,359,072)	-	(1,359,072)
Closing value at 31 December 2014	12,378,881	40,733	12,419,614

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Year ended 30 June 2014
Balance at the beginning of the year	9,330,678	45,578	9,376,256
Additions	1,836,018	25,674	1,861,692
Amortization	(379,468)	(26,660)	(406,128)
Grants receivable	(667,275)	-	(667,275)
Closing value at 30 June 2014	10,119,953	44,592	10,164,545

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

12	Intangible Assets (continued)

(a)	Reconciliation Detailed Table (continued)

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Year ended 30 June 2013
Balance at the beginning of the year	8,280,254	25,296	8,305,550
Additions	2,563,134	37,801	2,600,935
Amortization	(133,977)	(17,519)	(151,496)
Grants receivable	(1,378,733)	-	(1,378,733)
Closing value at 30 June 2013	9,330,678	45,578	9,376,256

(b)	Government grants

During the six months ended December 31, 2014 the Group recorded a receivable related to Government Grants for tax incentives totaling $1,610,986 and had a total receivable of $2,571,559, (June 30, 2014: $913,720, June 30, 2013: $2,189,000), which is included in Note 9 in Other Receivables, with $1,359,072 (June 30, 2014: $667,275, June 30, 2013: $1,378,733) offsetting development costs and $251,914 (June 30, 2014: $246,445, June 30, 2013: $810,267) included in Other Income.

13	Trade and other payables

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
CURRENT
Trade payables	4,148,433	2,187,839	906,341
Accrued expenses	1,880,045	1,839,718	893,510
Provisions	2,438,430	1,592,357	359,400
Other payables	147,126	106,770	143,753
	8,614,034	5,726,684	2,303,004

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
NON‑CURRENT
Deferred lease incentive	668,037	-	-
Provisions	-	530,786	1,797,000
	668,037	530,786	1,797,000

The provision refers to amounts provided for under agreements with third parties.

All the carrying values are considered to be a reasonable approximation of fair value.

(a)	Risk exposure

Information about the Group's exposure to foreign exchange risk is provided in note 21.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

14	Borrowings

	Note	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
CURRENT
Secured liabilities:
Lease liability	20	49,178	163,232	210,990
Loan facility		-	-	10,673,854
2013 Parnell bonds		4,636,242	4,271,679	-
2011 Convertible bonds		-	-	6,971,730
		4,685,420	4,434,911	17,856,574
Less: borrowing costs attributable to loan facility		(94,937)	(299,693)	(1,323,857)
Total current borrowings		4,590,483	4,135,218	16,532,717

		31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
NON‑CURRENT
Secured liabilities:
Lease liability	20	-	-	134,233
2013 Parnell Bonds		-	162,795	4,271,639
		-	162,795	4,405,872
Less: borrowing costs attributable to 2013 Parnell Bonds and loan facility		-	(10,832)	(738,361)
Total non‑current borrowings		-	151,963	3,667,511

As at December 31, 2014, the only borrowings that remain are the Company's lease liabilities that are secured by the related leased assets of $48,178 (June 30, 2014: $163,232 and June 30, 2013: 210,990) and the 2013 Parnell Bonds of $4,300,000 (June 30, 2014: $4,300,000).

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

Covenants imposed by the lender required that Earnings before Income Tax, Interest, Depreciation and Amortization ("EBITDA") for the prior twelve months was not less than AUD$3,000,000, that a current ratio of 1.25:1.0 be maintained, and a minimum net worth of AUD$12,500,000 be maintained (Note 17(c)). The loan facility was extinguished in February 2014 and a charge for unamortized borrowing costs of AUD$75,053 was recorded upon extinguishment. The Company was in breach of its covenants at the time the facility was extinguished. The revenue sharing agreement remains in place in accordance with the terms above and the Group accrued AUD$37,186 and AUD$267,463 in current liabilities as of December 31, 2014 and June 30, 2014.

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

14	Borrowings (continued)

2013 Parnell Bonds

The parent entity issued 10% 2013 Parnell Bonds totaling AUD$4,150,000 from February 2013 to June 2013, with another AUD$150,000 issued in 2014 with the same terms. The bonds have a two year term with repayment due between February and September 2015, but may be redeemed earlier by the Company. In addition, at maturity or upon a valuation event, bondholders had the option to exercise an attached warrant for cash and/or share consideration at the election of the bondholder. The amount of cash consideration is calculated at 20% of total bond investment and warrant shares are represented by the number of bonds x 0.0000004% of the fully diluted share capital of the Company, as at the date of the valuation event.

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

14	Borrowings (continued)

2011 Convertible bonds and 2013 Parnell Bonds

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
CURRENT
Face value of bonds*	4,300,000	4,150,000	6,375,004
Interest expense - current year**	216,768	415,013	719,083
Interest expense - brought forward	134,474	121,666	618,409
Interest paid	(15,000)	(415,000)	(740,766)
	4,636,242	4,271,679	6,971,730

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
NON-CURRENT
Face value of bonds*	-	150,000	4,150,000
Interest expense - current year**	-	12,795	121,639
	-	162,795	4,271,639

* Movement in face value of notes issued relates to the movement in USD/AUD exchange rate and redemption of one bondholder during the year. This movement has been recognized as part of the "net foreign exchange losses on borrowings".
** Interest expense is calculated by applying the effective interest rate of 12% to the liability component for the 2011 Parnell bonds and 10% for the 2013 Parnell bonds.

15	Derivatives

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
CURRENT
Derivatives on financial instruments	-	-	224,169
Warrants	-	-	2,092,954
	-	-	2,317,123

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
NON-CURRENT
Warrants	-	-	860,000

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

15	Derivatives (continued)

(a)	Warrant

A derivative was recognized in relation to the warrants that were issued by the Company for the USD loan facility and 2013 Parnell Bonds.

The liability was initially measured at fair value in accordance with AASB 139 (IAS 39). The value of the warrant liability is remeasured at each balance date with any movement in valuations recognized in the statement of comprehensive loss in unrealized foreign exchange gains or losses.

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

16	Employee Benefits

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Current liabilities
Annual Leave	308,875	305,330	245,597
Long service leave	70,683	-	-
	379,558	305,330	245,597

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Non-current liabilities
Long service leave	74,364	117,862	92,597

17	Ordinary shares

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Ordinary Class shares	55,343,451	55,343,451	-
Ordinary A Class shares	-	-	2,935,483
Ordinary B Class shares	-	-	78,912
Ordinary C Class shares	-	-	51,812
Ordinary D Class shares	-	-	10
Ordinary E Class shares	-	-	38,198
Ordinary CB shares	-	-	-
Total	55,343,451	55,343,451	3,104,415

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

17	Ordinary shares (continued)

Movements in ordinary share capital

Date	Details	No of shares	Issue price AUD$	AUD$
30/6/12	Opening balance	7,523,599		3,104,964
22/5/13	D Class Shares repurchased	5,000	0.1	(549)
30/6/13	Balance	7,518,599		3,104,415
28/1/14	Issue of CB Shares	625,048	3.71	2,318,993
20/5/14	Issues of 2013 Parnell Bond Shares (A Class shares)	140,075	6.37	860,000
6/6/14	Transfer of original A Class shares to Ordinary Class shares	(5,700,000)	-	-
6/6/14	Transfer of 2013 Parnell Bond shares to Ordinary Class shares	(140,075)	-	-
6/6/14	Transfer of all B Class shares to Ordinary Class shares	(923,050)	-	-
6/6/14	Transfer of all C Class shares to Ordinary Class shares	(507,687)	-	-
6/6/14	Transfer of all D Class shares to Ordinary Class shares	(20,000)	-	-
6/6/14	Transfer of all E Class shares to Ordinary Class shares	(367,863)	-	-
6/6/14	Transfer of all CB Class shares to Ordinary Class shares	(625,048)	-	-
6/6/14	Transfer of all classes of shares to Ordinary Class	8,283,722	-	-
18/6/14	Issue of Ordinary Shares	5,000,000	10.61	53,067,289
18/6/14	Commission and issuance costs of initial public offering	-	-	(5,724,638)
18/6/14	Tax effect relating to commission and insurance costs of initial public offering	-	-	1,717,391
30/6/14	Balance	13,283,722		55,343,451
31/12/14	Balance	13,283,722		55,343,451

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

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ Global Market at a share price of USD$10.00 (AUD$10.61) per share resulting in proceeds of AUD$53,067,289. The proceeds were partially offset by commissions and issuance costs of AUD$5,724,638 for net proceeds of AUD$47,342,651.

There were no other movements in other classes of ordinary shares in 2014 and 2013, other than those previously discussed in the notes to the consolidated financial statements.

Ordinary shares of the Company have no par value.

On June 6, 2014, the shareholders and directors of the Group voted in favor of issuing one Ordinary Class share for each share held in Class A, B, C, D, E and CB shares. All of the rights associated with these shares classes were cancelled at that date. The Ordinary Class shares have the participation rights as noted above.

(a)	Net loss per share

Basic and diluted net loss per share calculated for the Group have been disclosed in the Statements of Comprehensive Loss.

A reconciliation of the net loss used in calculating net loss per share is included below:

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Basic and diluted net loss per share
Net Loss for the year	(1,428,522)	(17,333,322)	(3,478,055)	67,344

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

17	Ordinary shares (continued)

(a)	Net loss per share (continued)

A calculation of the weighted average number of shares used for the denominator is included below:

	6 months to 31 December 2014	12 months to 30 June 2014	12 months to 30 June 2013	12 months to 30 June 2012
Weighted average number of ordinary shares used in the basic and diluted net loss per share calculation	13,283,722	7,960,723	7,518,599	7,523,599

A summary of the conversion details relating to the different classes of bonds is included in Note 14.

(b)	Share-Based Compensation

The Company established the 2014 Omnibus Equity Incentive Plan in June 2014 to allow for the issuance of up to 1,500,000 shares to officers and employees of, and other individuals, including non-employee directors. The Company may issue share options, share awards, share units, performance shares, performance units, and other share-based awards to eligible individuals. There have been no shares granted or issued under this plan as of December 31, 2014.

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

The gearing ratios at 31 December 2014, 30 June 2014 and 30 June 2013 were as follows:

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Total indebtedness and derivatives	4,685,420	4,597,706	25,439,569
Less: cash and cash equivalents	(15,819,417)	(20,804,339)	(859,708)
Net debt	(11,133,997)	(16,206,633)	24,579,861
Total equity	33,885,082	36,776,220	2,388,031
Total capital	38,570,502	41,373,926	26,967,892

Gearing ratio	12%	11%	91%

The increase in the gearing ratio during 2013 resulted primarily from the increase in borrowings to fund the manufacturing facility and development of intangible assets. Total borrowings above include derivatives recorded on the balance sheet. In 2014, the large majority of these borrowings were paid down from funds raised at IPO, resulting in the reduction in the gearing ratio.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

18	Reserves

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Foreign currency translation reserve
Opening balance	(150,800)	366,725	398,809
Currency translation differences arising during the period	(1,434,235)	(517,525)	(32,084)
	(1,585,035)	(150,800)	366,725

(a)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive income - foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

19	Accumulated Losses

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Retained earnings/(accumulated losses) at the beginning of the financial period	(18,416,431)	(1,083,109)	3,074,946
Loss for the period	(1,428,522)	(17,333,322)	(3,478,055)
Ordinary dividends	-	-	(680,000)
Accumulated losses at end of the financial period	(19,844,953)	(18,416,431)	(1,083,109)

20	Capital and Leasing Commitments

(a)	Finance Leases

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Minimum lease payments:
- not later than one year	50,439	170,693	238,426
- between one year and five years	-	-	147,480
Minimum lease payments	50,439	170,693	385,906
Less: finance changes	(1,261)	(7,461)	(40,683)
Present value of minimum lease payments	49,178	163,232	345,223

The Group leases various plant and equipment expiring within one and four years. The leases have purchase options.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

20	Capital and Leasing Commitments(continued)

(b)	Operating Leases

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Minimum lease payments under non-cancellable operating leases:
- not later than one year	873,706	601,826	660,134
- between one year and five years	4,057,802	2,209,113	2,407,678
- later than five years	2,837,057	825,821	1,924,011
	7,768,565	3,636,760	4,991,823

The Group leases various offices, warehouses and equipment under non-cancellable operating leases expiring within 6 months to 10 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of these leases are renegotiated.

21	Financial Risk Management

The Company is exposed to a variety of financial risks through its use of financial instruments.

This note discloses the Company‘s objectives, policies and processes for managing and measuring these risks.

The Company‘s overall risk management plan seeks to minimize potential adverse effects due to the unpredictability of financial markets.

The Company does not speculate in financial instruments.

The most significant financial risks to which the Company is exposed to are described below:

Specific risks

•	Market risk - currency risk and cash flow interest rate risk
•	Credit risk
•	Liquidity risk

Financial instruments used

The principal categories of financial instrument used by the Company are:

•	Trade receivables
•	Cash at bank
•	Trade and other payables
•	Loan facility
•	2011 Convertible bonds
•	2013 Parnell bonds
•	Finance leases

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

21	Financial Risk Management(continued)

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

The Company‘s liabilities have contractual maturities which are summarized below:

	Not later than 1 month		1 to 3 months		3 months to 1 year		1 to 5 years
	31 December 2014 AUD$	30 June 2014 AUD$	31 December 2014 AUD$	30 June 2014 AUD$	31 December 2014 AUD$	30 June 2014 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Borrowings and warrants (excluding finance leases)	36,521	36,521	3,901,459	71,863	792,022	4,471,657	-	164,959
Finance lease obligations	20,042	14,691	9,308	29,382	22,081	132,218	-	-
Trade payables	6,108,118	4,134,327	-	-	-	-	-	-
Total	6,164,681	4,185,539	3,910,767	101,245	814,103	4,603,875	-	164,959

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

21	Financial Risk Management (continued)

	Not later than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years
	30 June 2013 AUD$	30 June 2013 AUD$	30 June 2013 AUD$	30 June 2013 AUD$
Borrowings and warrants (excluding finance leases)	158,050	316,100	21,374,179	5,558,803
Embedded derivative	-	-	224,169	-
Finance lease obligations	19,689	39,738	178,820	147,659
Trade payables	1,943,604	-	-	-
Total	2,121,343	355,838	21,777,168	5,706,462

Market risk

(i) Foreign currency sensitivity

Most of the Group's transactions are carried out in Australian Dollars. Exposures to currency exchange rates arise from the Group's overseas sales and purchases, which are primarily denominated in US dollars, Canadian dollars and New Zealand dollars.

To mitigate the Group's exposure to foreign currency risk, non-Australian Dollar cash flows are monitored in accordance with Company‘s risk management policies.

In order to monitor the effectiveness of this policy, the Board receives a monthly report showing the settlement date of transactions denominated in non-Australian Dollar currencies and expected cash reserves in that currency.

Foreign currency denominated financial assets and liabilities, translated into Australian Dollars at the closing rate, are as follows:

	Consolidated
	USD $	CAD $	CHF $	GBP $	NZD $
31 December 2014
Trade receivables	1,330,249	482,808	-	-	54,979
Trade payables	(3,108,183)	-	(2,916,913)	(427)	(3,582)
30 June 2014
Trade receivables	735,732	479,645	-	-	713,563
Borrowing cost associated with debt	(3,257,503)	-	-	-	(56,279)

30 June 2013
Trade receivables	1,629,783	-	-	-	443,416
Trade payables	(2,808,299)	(165,689)	-	-	(2,672)
2011 Convertible bonds	(6,842,772)	-	-	-	-
Derivatives	(3,061,335)	-	-	-	-
Loan facility	(8,611,636)	-	-	-	-

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

21	Financial Risk Management (continued)

The following table illustrates the sensitivity of the net result for the period and equity in regards to the Company‘s financial assets and financial liabilities and the US Dollar, Canadian Dollar and New Zealand Dollar to the  Australian dollar exchange rate.  There have been no changes in the assumptions calculating this sensitivity from prior periods.

It assumes a +/- 10% change of the Australian Dollar/foreign currency exchange rate for the period ended 31 December 2014 (30 June 2014 and 2013: 10%). This percentage has been determined based on the average market volatility in exchange rates in the previous 12 months.

The sensitivity analysis is based on the foreign currency financial instruments held at the reporting date.

If the Australian dollar had strengthened and weakened against the following currencies by 10% (30 June 2014: 10%) then this would have had the following impact:

	31 December 2014		30 June 2014		30 June 2013		30 June 2012
	+10%	-10%	+10%	+10%	-10%	-10%	+10%	-10%
USD
Net results/equity impact	(34,494)	31,358	(464,836)	422,578	(1,771,527)	1,610,479	(1,281,374)	1,164,885
CAD
Net results/equity impact	43,739	(39,762)	48,513	(44,103)	(16,458)	14,962	40,691	(36,992)
NZD
Net results/equity impact	5,905	(5,368)	75,294	(68,449)	62,110	(56,464)	101,220	(92,018)
GBP
Net results	(12)	11	-	-	-	-	-	-
CHF
Net results	(191,946)	174,496	-	-	-	-	-	-

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Company's exposure to foreign currency risk.

(ii) Cash flow interest rate sensitivity

The Company was exposed to interest rate risk as the loan facility funds borrowed in 2013 and 2014 were at floating rates.

 At the reporting date, the Company was not exposed to changes in market interest rates as all borrowings have been settled in the prior period.

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +0.75% and -0.75% (June 2014, 2013 and 2012: +0.75%/-0.75%), with effect from the beginning of the period. These changes are considered to be reasonably possible based on observation of current market conditions.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	6 months to 31 December 2014		12 months to 30 June 2014		12 months to 30 June 2013		12 months to 30 June 2012
	+0.75%	-0.75%	+0.75%	-0.75%	+0.75%	-0.75%	+0.75%	-0.75%
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Borrowings
Net results	-	-	-	-	(65,417)	65,417	(71,416)	71,416

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

21	Financial Risk Management (continued)

Credit risk refers to the risk that counterparties will default on its contractual obligations resulting in a financial loss to the Company.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions.

The Company has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The utilization of credit limits by customers is regularly monitored by line management. Customers who subsequently fail to meet their credit terms are required to make purchases on a prepayment basis until creditworthiness can be re-established.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

The two largest trade receivable balances total $954,477 as at December 31, 2014.

The Board receives monthly reports summarizing the turnover, trade receivables balance and aging profile of each of the key customers individually and the Company's other customers analyzed by industry sector as well as a list of customers currently transacting on a prepayment basis or who have balances in excess of their credit limits. Refer to Note 7.

Management considers that all the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due.

The credit risk for liquid funds and other short-term financial assets is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

Credit quality

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Cash at bank
AA-	15,450,295	20,342,721	644,299
A-	369,537	460,287	214,070
	15,819,832	20,803,008	858,369

Fair value estimation

The fair values of financial assets and financial liabilities are presented in the following table and can be compared to their carrying values as presented in the consolidated balance sheet. Fair values are those amounts at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

21	Financial Risk Management (continued)

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

	31 December 2014		30 June 2014		30 June 2013
	Net Carrying Value AUD$	Net Fair value AUD$	Net Carrying Value AUD$	Net Fair value AUD$	Net Carrying Value AUD$	Net Fair value AUD$
Financial liabilities
Long term loan	-	-	-	-	10,673,854	11,714,555
2011 Convertible bonds	-	-	-	-	6,971,730	7,613,657
2013 Parnell bonds	4,636,242	5,562,604	4,434,474	4,745,000	4,271,639	5,125,967
Lease liabilities	49,178	50,439	163,232	176,290	345,223	385,906
	4,685,420	5,613,043	4,597,706	4,921,290	22,262,446	24,840,085

22	Dividends

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
The following dividends were declared and paid:
Final unfranked ordinary dividend of $Nil (June 30, 2014: $Nil, June 30, 2013: AUD$0.12) per share	-	-	680,000

Franking account

	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
The franking credits available for subsequent financial years at a tax rate of 30%	-	-	-

The above available balance is based on the dividend franking account at period-end adjusted for:
(a)	Franking credits that will arise from the payment of the current tax liabilities;
(b)	Franking debits that will arise from the payment of dividends recognized as a liability at the period end;
(c)	Franking credits that will arise from the receipt of dividends recognized as receivables at the end of the period.

The ability to use the franking credits is dependent upon the entity's future ability to declare dividends.

23	Key Management Personnel Disclosures

Key management personnel remuneration included within employee expenses for the period is shown below:

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Short-term employee benefits	651,012	1,702,398	1,853,474	1,672,603
Long-term benefits	17,874	5,967	27,375	-
Post-employment benefits	-	-	34,238	44,712
	668,886	1,708,365	1,915,087	1,717,315

For the purposes of this note, Key Management Personnel has been assessed as being the Board of Directors, which includes the Chief Executive Officer and the Chief Financial Officer.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

23	Key Management Personnel Disclosures(continued)

Other key management personnel transactions

For details of other transactions with key management personnel, refer to Note 28: Related Party Transactions.

24	Remuneration of Auditors

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Remuneration of the auditor of the parent entity, PricewaterhouseCoopers Australia, for:
- auditing or reviewing the financial report	245,000	205,000	93,000	83,655
- taxation services	76,750	101,458	22,000	26,000
- assurance services relating to IPO	85,000	389,950	-	-
- auditing or reviewing of financial information for IPO	-	220,000	-	-
Total remuneration of PricewaterhouseCoopers Australia	406,750	916,408	115,000	109,655

25	Interests in Subsidiaries

The parent entity within the Group is Parnell Pharmaceuticals Holdings Ltd, which changed its name from Parnell Pharmaceuticals Holdings Pty Limited on June 6, 2014 upon becoming a public entity. There is no ultimate parent entity above the Group.

(a)	Composition of the Group

	Principal place of business / Country of Incorporation	Percentage Owned (%)* 31 December 2014	Percentage Owned (%)* 30 June 2014
Subsidiaries:
Parnell Technologies Pty Limited	Australia	100	100
Parnell Pharmaceuticals Pty Limited	Australia	100	100
Parnell Laboratories (Aust) Pty Limited	Australia	100	100
Parnell, Inc.	United States of America	100	100
Parnell Technologies NZ Pty Limited	Australia	100	100
Parnell Technologies (UK) Limited	United Kingdom	100	100
Australian Pharma Services Pty Limited	Australia	100	100
Parnell Manufacturing Pty Limited	Australia	100	100
Parnell Corporate Services Pty Limited	Australia	100	100
Parnell Australia Pty Limited	Australia	100	100
Parnell North America Pty Limited	Australia	100	100
Parnell Europe Pty Limited	Australia	100	100
Parnell NZ Co Limited	New Zealand	100	100
Parnell Group Pty Limited	Australia	100	100
Parnell Corporate Services U.S., Inc.	United States of America	100	100
Parnell U.S. 1, Inc.	United States of America	100	100
Veterinary Investigative Services, Inc.	United States of America	100	100

*The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

26	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

•	Derivatives
•	Warrants

Fair value hierarchy

All assets and liabilities measured at fair value are required to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

The table below shows the assigned level for each asset and liability held at fair value by the Group:

31 December 2014	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	-	-	-	-

30 June 2014	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	-	-	-	-

30 June 2013	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	-	-	224,169	224,169
Warrants	-	-	2,952,954	2,952,954

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

26	Fair Value Measurement (continued)

Level 3 measurements

A reconciliation of the movements in recurring fair value measurements allocated to Level 3 of the hierarchy is provided below:

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Warrants
Balance at beginning of period	-	2,952,954	1,786,214
Total gains or losses for the period
Recognized in profit or loss - settlement	-	(3,135,313)	-
Recognized in profit or loss - foreign exchange	-	182,359	306,740
Other movements
Additions	-	-	860,000
Balance at end of period	-	-	2,952,954

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Derivatives
Balance at beginning of the year	-	224,169	529,792
Total gains or losses for the year
Recognized in profit or loss - settlement and amortization	-	(236,538)	-
Recognized in profit or loss - foreign exchange	-	12,369	(305,623)
Balance at end of the year	-	-	224,169

Unobservable inputs and sensitivities relating to 2013:

Description	Fair value at 30 June 2013 AUD$	Valuation technique	Unobservable inputs	Range of inputs (probability weighted average)	Relationship of unobservable inputs to fair value
Derivatives	224,169	Discounted cash flows	Weighted average forward foreign exchange rate	5 - 50% (25%)	A change in the weighted average forward foreign exchange rate of +/- 5% would change fair value by AUD$229,554 and (AUD$501,237) respectively.
Warrants	2,952,954	Discounted cash flows	Risk adjusted discount rate	10% - 20% (15%)	A change in the discount rate by 50bps would not increase/decrease the fair value of the warrants.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

26	Fair Value Measurement (continued)

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

Changes in level 2 and 3 fair values are analyzed at each reporting date during the annual valuation discussion between the CFO, Board of Directors and the finance function.

27	Contingencies

The Company did not have any material contingencies at December 31, 2014 (June 30, 2014: None, June 30, 2013: None).

28	Related Parties

Transactions between related parties are on normal commercial terms and conditions no more favorable than those available to other parties unless otherwise stated.

Transaction with related parties:

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Contributions to superannuation funds on behalf of employees	154,775	312,303	315,744	326,193
Repayment of loans to related parties (employees)	-	60,416	-	-
Repayment of loan from directors	-	64,063	-	312,672
Dividends paid to a director	-	-	680,000	680,000
Rental and outgoings amounts paid to a Company controlled by a director	275,274	551,056	541,337	542,019
Interest paid/payable to associates connected to related parties for the 2011 Convertible Bonds	-	75,812	81,000	-
Interest paid/payable to associated connected to related parties for the 2013 Parnell Bonds	87,463	186,071	52,805	-

No further related party transactions occurred during the period, however 150,000 2013 Parnell Bonds were issued during the year ended June 30, 2014 (year ended June 30, 2013: 1,585,000) to associates connected to related parties. These bonds were issued between July and September 2013.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

28	Related Parties (continued)

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

(ii) Subsidiaries:

The consolidated financial statements include the financial statements of Parnell Pharmaceuticals Holdings Ltd and those entities disclosed in note 25.

(iii) Employees:

(b)	Loans to key management personnel

Unsecured loans are made to the directors on an arm's length basis. Loans are unsecured and repayable in cash.

	Opening balance AUD$	Closing balance AUD$	Interest paid/payable AUD$
Loans to KMP
31 December 2014	-	-	-
30 June 2014	64,064	-	3,222
30 June 2013	60,986	64,064	6,505

Interest is payable on these loans at the statutory benchmark rate as advised by the Australian Taxation Office. The loans are repayable within 30 days of written notice being provided or upon termination of employment. This amount was paid in full during the year ended June 30, 2014 and no additional loans to management personnel were issued during the period.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

29	Cash Flow Information

Reconciliation of result for the year to cash flows from operating activities

Reconciliation of net income to net cash provided by operating activities:

	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$	12 months to 30 June 2012 AUD$
Net (loss)/profit attributable to members	(1,428,522)	(17,333,322)	(3,478,055)	67,344
Cash flows excluded
- Capitalized finance costs	263,296	215,512	121,639	618,408
Non-cash flows in profit:
- depreciation and amortization	691,762	1,253,772	1,743,208	1,300,413
- net gain on disposal of property, plant and equipment	9,020	-	-	-
- movement in ordinary share capital - tax effect on IPO transaction costs	-	1,717,391	-	-
- net exchange differences	(4,022,876)	(943,061)	2,163,208	774,451
Changes in assets and liabilities:
- (increase)/decrease in trade and other receivables	(74,407)	(1,562,561)	401,108	239,640
- (increase)/decrease in inventories	(746,114)	(102,696)	(656,387)	229,517
- (increase)/decrease in deferred tax asset	-	1,021,026	(1,120,806)	130,040
- (increase)/decrease in other assets	(138,465)	555,888	(557,009)	(90,553)
- increase/(decrease) in trade and other payables	(266,019)	2,180,722	(730,769)	95,865
- (increase)/decrease in income tax incentives receivable	-	1,275,282	(1,358,451)	-
- increase in deferred tax liability	-	215,962	441,397	176,744
- increase/(decrease) in provisions	315,287	(33,258)	-	-
- increase in employee benefits	30,730	84,638	49,761	20,537
- (decrease) in other provisions	(51,263)	(1,219)	-	-
Cash flow from operations	(5,417,571)	(11,455,924)	(2,981,156)	3,562,406

30	Events Occcurring After the Reporting Date

No matters or circumstances have arisen since the end of the financial period which significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

 Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements
For the Fiscal Period Ended 31 December 2014

31	Change in Fiscal Year end

On December 8, 2014, the Board of Directors of Parnell Pharmaceuticals Holdings Ltd. (the "Company") authorized a change of fiscal year end to December 31, 2014 to align fiscal reporting with existing management processes which use calendar year planning and to provide more efficient reporting for US investors.  The change was approved by the Australian Tax Office (ATO) on December 8, 2014.   As a result, the Company is required to file this transition report for the period of July 1, 2014 to December 31, 2014.  After filing the transition report the Company's next fiscal year end will be December 31, 2015. The figures below for the 6 month period ended December 31, 2013 have not been audited and are presented for comparative purposes only.

	6 months to 31 December 2014 (Audited) AUD$	6 months to 31 December 2013 (Unaudited) AUD$
Revenue	3,662,452	2,843,993
Other income	4,346,784	980,461
Cost of goods sold	(3,344,802)	(2,997,481)
Selling and marketing expenses	(2,447,578)	(1,923,181)
Regulatory expenses	(311,931)	(51,938)
Administration expenses	(3,042,221)	(1,266,543)
Net foreign exchange losses on borrowings	-	(362,408)
Finance costs	(289,784)	(1,639,386)
Loss before income tax	(1,426,080)	(4,416,483)
Income tax (expense)/benefit	(2,442)	-
(Loss)/profit for the period	(1,428,522)	(4,416,483)
Other comprehensive (loss)/profit, net of income tax
Items that will be classified subsequently to profit or loss
Foreign currency translation	(1,434,235)	(679,439)
Other comprehensive (loss)/profit for the period, net of tax	(1,434,235)	(679,439)
Total comprehensive (loss)/profit for the period	(2,862,757)	(5,095,922)

	AUD$	AUD$
Net (loss)/earnings per share
Net (loss)/earnings attributable to common stockholders, Basic and diluted	(0.11)	(0.59)

32	Company Details

The registered office and principal place of business of the company in Australia is:

Parnell Pharmaceuticals Holdings Limited
Unit 4 Century Estate
476 Gardeners Road
Alexandria NSW 2015

The principal place of business of the company in the United States is:

7015 College Blvd
Level 6
Overland Park KS 66211