Form 20-F
period 2015-12-31
Parnell Pharmaceuticals Holdings Ltd
filed 2016-03-04
CIK 1603429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

From the transition period from ________ to

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

As of December 31, 2015, 13,283,722 ordinary shares, no par value, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

2

Parnell Pharmaceuticals Holdings Ltd

3

Parnell Pharmaceuticals Holdings Ltd

Parnell Pharmaceuticals Holdings Ltd

Item	13.	Defaults, Dividend Arrearages and Delinquencies	72

Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	72

Item	15.	Controls and Procedures	72

Item	16A.	Audit Committee Financial Expert	73

Item	16B.	Code of Ethics	73

Item	16C.	Principal Accountant Fees and Services	73

Item	16D.	Exemptions from the Listing Standards for Audit Committees	73

Item	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	73

Item	16F.	Change in Registrant's Certifying Accountant	73

Item	16G.	Corporate Governance	73

Item	16H.	Mine Safety Disclosure	74

PART III			74

Item	17.	Financial Statements	74

Item	18.	Financial Statements	74

Item	19.	Exhibits	74

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

Parnell Pharmaceuticals Holdings Ltd

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following summary consolidated financial data for the year ended December 31, 2015, six-months ended December 31, 2014, and years ended June 30, 2014 and 2013 are derived from the audited consolidated financial statements of Parnell Pharmaceuticals Holdings Ltd prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”) included elsewhere in this annual report on Form 20-F. The summary consolidated financial data for the year ended June 30, 2012 is derived from the audited consolidated financial statements of Parnell Pharmaceuticals Holdings Ltd which are not included this annual report on Form 20-F. The summary consolidated financial data for the year ended December 31, 2014 and six-months ended December 31, 2013 are derived from the unaudited consolidated financial information of Parnell Pharmaceuticals Holdings Ltd which is not included in this annual report on Form 20-F.

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

Parnell Pharmaceuticals Holdings Ltd

Statement of operations data:

	(AUD$ in thousands, except percentages)
	Year Ended December 31,			Six-Months Ended December 31,			Year Ended June 30,			Year Ended June 30,
	2015	2014 (Unaudited)	v%	2014	2013 (Unaudited)	v%	2014	2013	v%	2012
Revenues	13,170	8,361	58%	3,663	2,843	29%	7,543	9,538	(21%)	4,318
Discontinued Operations	-	-	-	-	-	-	-	-	-	1,973
Other Income	6,725	5,615	20%	4,347	980	344%	2,248	2,203	2%	6,319
Costs and expenses	33,630	25,338	33%	9,436	8,241	15%	24,144	15,892	52%	11,941
Income/(loss) before income tax (expense)/benefit	(13,735)	(11,363)	21%	(1,426)	(4,418)	67%	(14,353)	(4,151)	(246%)	670
Income tax (expense)/benefit	(2)	(2,983)	(100%)	(2)	-	-	(2,980)	673	(543%)	(603)
(Loss)/income for the period	(13,737)	(14,345)	(4%)	(1,428)	(4,418)	67%	(17,333)	(3,478)	(398%)	67
Other comprehensive income/(loss) for the period, net of tax	(1,630)	(1,272)	28%	(1,434)	(679)	111%	(517)	(32)	1,513%	126
Total comprehensive income/(loss) for the period	(15,367)	(15,617)	(2%)	(2,862)	(5,097)	43%	(17,851)	(3,510)	(413%)	193
Per Share Data
Earnings per share:	AUD$	AUD$		AUD$	AUD$		AUD$	AUD$		AUD$
Basic and diluted	(1.03)	(1.32)		(0.11)	(0.59)		(2.18)	(0.46)		0.01
Weighted-average shares outstanding
Basic and diluted	13,283,722	10,866,977		13,283,722	7,518,599		7,960,723	7,518,599		7,523,599

Parnell Pharmaceuticals Holdings Ltd

(1)	As noted above, all share, per share and related information has been retroactively adjusted, where applicable, to reflect the impact of the ten-for-one consolidation of our shares, which had the effect of a reverse share split, that we effected on April 28, 2014.

Certain amounts may reflect rounding adjustments.

Balance sheet data:

	(in thousands)
	At December 31, 2015	At December 31, 2014	At June 30, 2014	At June 30, 2013	At June 30, 2012
Cash and cash equivalents	5,667	15,819	20,804	860	78
Total Assets	46,209	48,240	47,744	31,563	26,681
Borrowings, including current portion	17,476	4,590	4,287	20,200	11,943
Ordinary Shares	55,343	55,343	55,343	3,104	3,105
Total Equity	20,255	33,913	36,776	2,388	6,579

Certain amounts may reflect rounding adjustments.

Exchange Rates

The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of U.S. dollars per Australian dollars based on at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). The exchange rate in effect on March 4, 2016, as found on Bloomberg Market System, was AUD 1.00 = $0.7323.

Month	High	Low
February 2016 (through March 4, 2016)	0.7323	0.7058
January 2016	0.7151	0.6855
December 2015	0.7335	0.7144
November 2015	0.7265	0.7047
October 2015	0.7332	0.7055
September 2015	0.7187	0.6924
August 2015	0.7397	0.7114

Year Ended December 31, ($ per AUD)	Period End	Average(1)	Low	High
2015	0.7306	0.7576	0.6924	0.8244
2014	0.8202	0.9069	0.8140	0.9458
Year ended June 30, ($ per AUD)
2012	1.0191	1.0319	0.9500	1.1055
2013	0.9275	1.0271	0.9202	1.0593
2014	0.9420	0.9182	0.8716	0.9651

6-month Period ended December 31, ($ per AUD)
2014	0.8202	0.8821	0.8140	0.9458
2013	0.8948	0.9226	0.8836	0.9672

(1)	Represents the average of the exchange rates on the last day of each month during the year.

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

Risks Related to Our Business

We have incurred a loss for the fiscal years ended June 30, 2014 and 2013 and the fiscal year ended December 31, 2015 and six-month period ended December 31, 2014. If we do not increase our revenues, we will continue to incur losses and may be reliant upon external capital in order to continue to fund our operations. Failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

In order to access global revenue opportunities and fund the investment in our product candidate pipeline, we divested certain legacy products and in part used the proceeds therefrom, along with debt financing and private placements, to expand our operating footprint, including the construction of our U.S. Food and Drug Administration, or FDA, inspected sterile manufacturing facility in Sydney, Australia. In addition, we have invested in the establishment of a U.S. Sales and Marketing Presence and we have increased our R&D investment in our pipeline products. As a result of the divestiture and our investments in major growth assets, our revenues were reduced, our expenses increased and we have incurred losses. In order to become profitable, we will need to increase our revenues, including our reproductive hormones products and companion products in the U.S and by successfully gaining approval of our late stage pipeline products including Zydax. If we do not generate sufficient revenues from our operational activities, then we will continue to incur losses and may need to seek additional funds sooner than planned through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If we are unable to access additional capital, we may be required to delay, limit, reduce or terminate our operations, research and development activities and commercialization efforts.

Sales of our existing reproductive hormones and osteoarthritis, or OA, products may decline as a result of increased competition and other market factors.

At least in the near term, we are depending on sales of our reproductive hormone products and our osteoarthritis products for revenues and profits. Both product portfolios can be susceptible to pricing and competitive pressures.

In the Middle East, which accounted for approximately 8%, 24%, 27% and 9% of our revenues for the fiscal years 2013, 2014 six-months ended December 31, 2014 and fiscal year 2015., respectively, and in Canada, which accounted for approximately 21%, 15%, 13% and 6% of our revenues for the fiscal years 2013, 2014, six-months ended December 31, 2014 and fiscal year 2015, respectively, we are dependent upon distribution partners to market and sell our reproductive hormone products. Although we have a direct sales presence in certain markets, including the U.S., Australia and New Zealand, we have a relatively mature product offering in relatively mature markets. In those markets where we have no direct sales presence, we have a limited ability to directly grow the market for our products. As a result of these competitive market pressures, we may see a decline in market share and, as a result, a decline in our revenue.

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

We have signed long-term supply agreements for the API contained in our estroPLAN and GONAbreed products. The estroPLAN API is supplied by Piramal Healthcare (UK) Ltd. under a supply agreement that has four years remaining on the current renewal term, and GONAbreed is supplied by Bachem A.G. in Switzerland under an agreement that has about four years remaining of the initial term. We have previously renewed supply contracts with both these parties but in the event that these arrangements are not renewed or otherwise terminated, it may take us considerable time to identify a new supplier and have the FDA, or other regulatory bodies, approve such a supplier. As a result, we may be precluded from selling our reproductive hormone products in some or all of our currently approved or future markets until such a time that an approved manufacturer is able to supply us with API. Due to estroPLAN and GONAbreed currently being the source of the majority of our revenues and profits, representing AUD$7.7 million in revenues in fiscal year ended June 30, 2013 and AUD$6.0 million in fiscal year ended June 30, 2014, AUD$3.0 million in fiscal period ended December 31, 2014 and AUD $11.1 million in fiscal year ended December 31, 2015, until such time as we have additional products approved, any delay in the supply of the API for these products would have a significant impact on our business, financial condition and results of operations.

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

The sale and distribution of animal health products is highly competitive, continually evolving and subject to technological change. We compete directly with both geographically diverse and regional, animal health product manufacturers, as well as companies that promote over-the-counter drugs directly to animal owners and veterinarians. Additionally, certain drug product manufacturers currently compete through the direct marketing of products, and other manufacturers may decide to do so in the future. We compete with numerous manufacturers and distributors based on customer relationships, service and delivery, product selection, price and e-commerce capabilities. In the U.S., we currently utilize two primary third-party distributors, MWI Veterinary Supply, Inc and Animal Health International, Inc. to provide logistics services. These two companies currently provide logistics services to the majority of ship-to livestock producer and large animal veterinary clinic locations. As a result of recent mergers and acquisitions, these two companies may exert market influence across a large cross-section of livestock producers and veterinary clinics. They may be able to use this influence to position our larger competitor companies products rather than our products. Some of our competitors may have greater financial and other resources than we do. Many of our competitors have comparable product lines or distribution strategies that directly compete with ours. Our potential competitors include large animal health companies, such as Zoetis, Inc.; Merck Animal Health, the animal health division of Merck & Co., Inc.; Merial, the animal health division of Sanofi S.A.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH; Virbac Group; Ceva Animal Health; Vetoquinol and Dechra Pharmaceuticals PLC. We are also aware of several smaller early stage companies that are developing products for use in the animal health market. If we do not compete successfully against these organizations, it could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2015, we had outstanding indebtedness of approximately AUD$17.5 million. Such remaining or any future indebtedness could have important consequences to you. For example, it could:

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

In addition, the agreements governing our indebtedness include certain covenants that, among other things, restrict our ability to incur additional indebtedness, make certain payments, sell assets, enter into certain transactions with affiliates and create liens. Moreover, certain of these agreements require us to maintain specified trailing twelve-month revenue targets over the life of the loan. These and other covenants in our current and future agreements may restrict our ability to fully pursue our business strategies and adversely affect our growth prospects. Our ability to comply with such covenants may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default under our indebtedness, which could cause those and other obligations to become due and payable.

Failure to manage growth could have a material adverse effect on our business.

Since the completion of our initial public offering on June 18, 2014 we have significantly expanded our operations in Australia and the U.S. Our number of full-time employees increased by approximately twenty-five individuals as of June 30, 2015. We also further increased our full-time employees by approximately sixty personnel with the development of a U.S. Companion Animal sales team to launch Glyde Chews in the U.S. and further expanded our Australian sales team in Q3 of 2015. We also anticipate adding 15 to 20 more personnel over 2016 and 2017 depending on project milestones being met to justify such expansion.

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

We are currently dependent to a significant degree upon the ability and experience of our senior executives, including President and Chief Executive Officer Robert Joseph and Chief Financial Officer Brad McCarthy. We currently have employment agreements with these executives that contain non-competition restrictions following termination of employment. We have recently expanded our management team and are in the process of adding additional positions to reduce the reliance on our senior staff, but currently remain heavily reliant on several key positions both to operate the business and to grow and develop the new projects. Our senior executive officers collectively hold 11.8% of our ordinary shares all of which is fully vested and unrestricted. As a result, our senior staff may not have an adequate incentive to remain employed with us or continue to meaningfully grow the business. If certain members of the senior management team were to leave, equity holders might see a devaluation of their ordinary shares because the loss of any of these senior executives could adversely affect our ability to conduct our operations or to achieve growth through acquisitions. See “Management.”

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

We operate a manufacturing facility that produces both sterile and non-sterile drugs. We are currently approved to manufacture by the APVMA (which also enables us to export products to multiple other jurisdictions including in Asia, Africa and the Middle East), the ACVM (New Zealand), Health Canada, EC-MRA (Europe) and the FDA. Recently, some jurisdictions have changed their previous position of recognizing other health agencies/regulatory bodies. For example, in Saudi Arabia, the newly appointed Saudi Food and Drug Authority, or SFDA, now requires specific approval under their jurisdiction and no longer recognize the authority of the APVMA or FDA. Compliance with the various standards of multiple jurisdictions is time consuming and expensive. Our established quality management system is currently compliant with all of the various authorities who have jurisdiction over our product sales, however there can be no assurances that we will remain in compliance with current standards or that standards will not be revised. If we fail to comply with regulatory standards, we may receive various actions or sanctions against us, including warning letters, fines, suspensions of operations, the recall of our products, refusal to permit our products’ entry into foreign markets or cancellation of our manufacturing licenses and approvals. The FDA in particular has been very active in the sterile manufacturing sector and has recently caused multiple facilities to be either shut down or to have to undertake very expensive and time consuming recertification, which has resulted in substantial or total inability to supply products to the market. If this were to occur, we would suffer a significant reduction in sales and profits which would adversely affect the company’s business.

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

Our customers may rely on government-funded programs whose discontinuance or modification could erode the market for our products.

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

Our products may become the target of malicious tampering or our products may be deemed to be adulterated due to a breakdown in the quality management system resulting in a requirement to undertake a broad product recall.

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

We believe that one of our distributors based in Dubai previously resold our hormone products to farming and veterinarian customers located in Iran during 2013 and 2014. This distributor represented approximately $0.2 million of our annual revenue for the year ended June 30, 2013 and approximately $0.3 million of our revenues for the year ended June 30, 2014. We do not know what percentage of this distributor’s purchases from us may have been resold to veterinarians and farmers in Iran. We do not have any long-term written agreement with this distributor and we believe this distributor represents an immaterial percentage of our annual revenue. With the continuing expansion of our sales in other regions such as the U.S., we expect such percentage to decline even further in the future. We do not retain control over our products after they are sold to a distributor, and our distributors may sell our products to the targeted foreign countries, entities and individuals, including Iran. Even if this distributor’s sales to Iran were attributed to us for OFAC purposes, we believe we would qualify for a general license under the OFAC regulations to sell medicine used to treat animals in Iran. Nevertheless, we intend to include specific OFAC restrictions in our future distribution agreements.

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

We receive R&D tax incentives from the Australia Taxation Office (ATO). Changes in our eligibility for this program or tax reform in Australia could affect the amount of funding received from the ATO.

We receive tax credits from the ATO related to cash spent on development and research and development expenditures. The amounts realized or received for the year ended December 31, 2015, the six-month period ended December 31, 2014, and the year ended June 30, 2014 were approximately $3.8 million, $2.6 million and $0.9 million, respectively. If we fail to meet certain eligibility requirements under these incentives or the ATO discontinues these incentives, we may not receive such funding in the future.

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

The sale or issuance of our ordinary shares to Lincoln Park Capital Fund, LLC may cause dilution and the sale of our ordinary shares acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our ordinary shares to fall.

On January 11, 2016, we entered into a purchase agreement (the “Lincoln Park Purchase Agreement”), and a registration rights agreement (the “Lincoln Park Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”). Under the terms and subject to the conditions of the Lincoln Park Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $USD 15,000,000 in amounts of our ordinary shares as described below, subject to certain limitations, from time to time, over the 36-month period commencing on February 16, 2016. In connection with the execution of the Lincoln Park Purchase Agreement , we issued 47,746 of our ordinary shares to Lincoln Park as the initial portion of a fee for its commitment to purchase shares under the Purchase Agreement. If we require Lincoln Park to purchase the entire $USD 15,000,000 of our ordinary shares as permitted by the Purchase Agreement, we will issue an additional 38,197 ordinary shares on a pro-rata basis alongside each sale of ordinary shares to Lincoln Park to bring its total number of commitment shares to 85,943.

The purchase price for the shares that we may sell to Lincoln Park under the Purchase Agreement will fluctuate based on the market price of our ordinary shares. Depending on market liquidity at the time, sales of such shares may cause the trading price of our ordinary shares to fall.

We generally have the right to control the timing and amount of any sales of our shares to Lincoln Park, except that, pursuant to the terms of our agreements with Lincoln Park, we would be unable to sell shares to Lincoln Park if and when the closing sale price of our ordinary shares is below $USD 1.00 per share, subject to adjustment as set forth in the Purchase Agreement. Additional sales of our ordinary shares, if any, to Lincoln Park will depend upon market conditions and other factors to be determined by us. As such, Lincoln Park may ultimately purchase all, some or none of our ordinary shares that may be sold pursuant to the Purchase Agreement and, after it has acquired shares, Lincoln Park may sell all, some or none of those shares. Therefore, sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our ordinary shares. Additionally, the sale of a substantial number of our ordinary shares to Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We may require additional financing to sustain our operations and without it we may not be able to continue operations.

We may direct Lincoln Park, at our sole discretion and subject to certain conditions, to purchase up to 35,000 shares of our ordinary shares on any business day, increasing to up to 55,000 shares depending upon the closing sale price of our ordinary shares (such purchases, “Regular Purchases”). However, in no event shall a Regular Purchase be more than $USD 500,000. The purchase price of our ordinary shares related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, we may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of our ordinary shares is not below the threshold price as set forth in the Purchase Agreement. We may deliver multiple purchase notices to Lincoln Park so long as at least one (1) business day has passed since the most recent Regular Purchase was completed. However, Lincoln Park shall not purchase any of our ordinary shares on any business day that the closing sale price of our ordinary shares is less than $1.00 per share, subject to adjustment as set forth in the Purchase Agreement. Assuming a purchase price of $USD 3.29 per share (the closing sale price of our ordinary shares on January 20, 2016) and the purchase by Lincoln Park of the full 1,974,057 purchase shares under the purchase agreement, proceeds to us would be $USD 6,494,648.

The extent to which we rely on Lincoln Park as a source of funding will depend on a number of factors including, the prevailing market price of our ordinary shares and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell all $USD 15,000,000 under the Purchase Agreement to Lincoln Park, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Our directors and certain significant shareholders exercise significant control over us.

Our directors and significant shareholders, including Alan Bell, Robert Joseph and Brad McCarthy, collectively control approximately 51.1% of our outstanding ordinary shares. As a result, these shareholders are able to influence our management and affairs and all matters requiring shareholder approval in ways that may not align with your interest as a shareholder, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if beneficial to you as a shareholder and might affect the market price of our ordinary shares.

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

Our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal controls for financial reporting and disclosure controls and procedures. Our management is required to report annually on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

We cannot be certain as to when we will be able to implement the requirements of Section 404 of the Sarbanes-Oxley Act with respect to attestation by an independent registered public accounting firm. Any failure to implement these requirements in a timely manner or to maintain internal control over our financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We are an “emerging growth company,” as defined in the JOBS Act, and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) of 2019, (b) in which we have total annual gross revenue of at least USD$1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds USD$700.0 million as of the prior June 30, and (2) the date on which we have issued more than USD$1.0 billion in non-convertible debt during the prior three-year period.

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

There are certain requirements that must be met to qualify as a “foreign private issuer” should we no longer meet these requirements we could lose such exemptions. Additionally, loss of our status could impose significant additional reporting requirements, which would require additional resources and costs.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Parnell Pharmaceuticals Holdings Ltd was incorporated as a proprietary company limited by shares in Australia on June 25, 2009 as part of our corporate restructuring that completed on July 10, 2009. Pursuant to a Share Exchange Agreement, we acquired all of the outstanding share capital of Parnell Laboratories (Aust) Pty Ltd, which was beneficially owned by Dr. Alan Bell, Chairman of our Board of Directors and had been trading since September 1986.

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

We have recently expanded our business operations to focus on the U.S. market, relocating all drug development and drug commercialization functions to Kansas City, Kansas and transitioning our Board of Directors to the U.S. as well. This shift in focus has enabled us to establish a U.S. sales and marketing presence in conjunction with the approval of our first U.S. products (our reproductive hormones) and will enable us to be well positioned for future potential approvals of our product candidates including Zydax. It has also enabled us to explore a variety of licensing opportunities arising from the large U.S. animal health and biotechnology industries.

Our primary funding over the past three years has been from our initial public offering in June 2014, term loans obtained in 2013 and 2015 and revenues from sales of our current marketed products.

The address of our principal place of business in the U.S. is 7015 College Blvd, Overland Park, KS 66211. The telephone number of our U.S. office is 913-274-2100.

4.B. Business Overview

We are a fully integrated, veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. We currently manufacture and market five products for companion animals and production animals in 14 countries and augment our pharmaceutical products with proprietary software platforms – FETCH™ and mySYNCH®. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals and are provided to animal owners who use our drug products as a value added service offering to differentiate us from our competitors. We also have a pipeline of 7 drug products covering large therapeutic areas in orthopedics, dermatology, anesthesiology, nutraceuticals and metabolic disorders for companion animals as well as reproduction and mastitis for cattle.

Our lead reproductive hormone products, estroPLAN® and GONAbreed®, are designed to safely and effectively improve cattle breeding performance and are currently marketed in 12 countries. We were the first company to achieve FDA approval for the indication of estrous synchronization in lactating dairy and beef cows. We market our reproductive hormone products in conjunction with our proprietary software platform, mySYNCH, in order to deliver superior breeding outcomes. Since launching in the U.S. in mid-2013, we have steadily acquired market share and we typically enjoy a top three market share position in these products in many other countries where we have been selling our products for many years.

Our disease-modifying product, Zydax®, for the treatment of osteoarthritis, or OA, in dogs and horses, both stimulates the growth of new cartilage and inhibits cartilage breakdown. OA is a slowly progressive and often severely debilitating degenerative joint disease, or DJD. We estimate that the market for OA in animals in the U.S. and the EU is over $410 million in annual sales of prescription drugs and the global market for alternative treatments such as nutraceutical products is at least another $500 million in annual sales. The most common treatments for OA are anti-inflammatory drugs, which ease symptoms but do not address the underlying disease process. By contrast, Zydax is designed to enable veterinarians and animal owners to safely and effectively address the underlying causes of OA. Zydax has an excellent efficacy and safety profile, with one million doses sold, and has led to improved quality of life for dogs and improved performance of sport horses.

We have marketed Zydax in Australia, New Zealand, Hong Kong, Singapore and the United Arab Emirates and we are seeking approval from the FDA for marketing in the U.S. and from the European Medicines Agency, or EMA, for marketing in the European Union, or EU. Assuming regulatory approval, we plan to launch Zydax for dogs in these markets in the last quarter of 2016. In addition to Zydax we also have a nutraceutical product, Glyde®, which is a combination of glycoaminoglycans, a building block for cartilage (derived from chondroitin sulfate and glucosamine) and a potent natural anti-inflammatory, ecoisatetranoic acid (derived from New Zealand green-lipped mussels). Glyde is currently marketed in Australia where we also market Zydax. We launched Glyde in the U.S. in September 2015 through the establishment of a new 55-person companion animal sales and marketing team, providing us with a significant presence in the U.S. companion animal market in advance of the anticipated approval of Zydax in 2016.

We believe our products are differentiated through our complementary digital technologies designed to assist animal owners in maximizing the performance and application of our products. Fetch, for companion animal customers, and mySYNCH, for production animal customers, provide a personalized software solution which is currently provided as a free service offering to our customers. Our digital technologies provides mobile and interactive education and diagnostics, data analytics and customer management capabilities. Fetch and mySYNCH also provide us with direct interaction with animal owners to manage and personalize their brand experience with our products. Our technology offerings enable us to identify and win potential new customers, increase customer interaction, provide brand recognition and overall customer satisfaction and in the future may also provide an additional revenue stream opportunity through charging for the provision of premium services in our digital technologies.

In the last decade, we have significantly enhanced our core competencies across the entire pharmaceutical value chain. A key strength of our business is our R&D, clinical trial and regulatory development experience. We have conducted over 31 clinical trials across six countries in 70 trial sites during the last ten years. Our products have been approved by regulators in the U.S., Europe, Canada, Australia, New Zealand and multiple other jurisdictions throughout Latin America, Asia, the Middle East and Africa. We are planning to conduct up to 25 additional clinical trials over the next four years. Our clinical science expertise is augmented by a strong network of academic institutions, private research organizations and veterinary clinics across multiple countries. We intend to leverage these core competencies to bring up to seven new products, addressing up to 12 indications, to market over the next five years, and to further expand our pipeline through targeted development and in-licensing opportunities.

We have constructed a sterile manufacturing facility located in Sydney, Australia which has been inspected by the FDA, and other regulatory agencies enabling us to manufacture products for sale in the European Union, Australia, New Zealand, Canada as well as other jurisdictions under mutual recognition procedures. We believe this new facility provides us with a low-cost and reliable supply of our products and has approximately 75% available capacity above our current manufacturing demand which in turn provides significant contract manufacturing and pipeline expansion opportunities. We are in active contract manufacturing negotiations with various pharmaceutical companies.

Our current revenues are derived from operations in 14 countries, with a direct marketing presence in Australia, New Zealand and the U.S. We utilize a range of multi-national and local marketing partners in other markets including Canada, the Middle East and Africa and will continue to seek additional marketing partners who can assist us in bringing our products to market in those geographies where we do not expect to establish a direct presence such as Europe, Asia and Latin America. We have recently expanded our business operations in the U.S. where we conduct all drug development and drug commercialization functions from our global headquarters in Overland Park, Kansas. By establishing our drug development and commercialization operations in the U.S. we are well positioned to potentially increase our revenues from current products and future potential approvals, including Zydax. It has also enabled us to explore a variety of licensing opportunities arising from the large U.S. animal health and biotechnology industries.

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

Primary Strategic Objectives

We have four core areas of focus for the immediate future to drive the value of our company:

1.	Obtaining regulatory approval for Zydax and a subsequent launch in the U.S. and European markets

We are focusing on obtaining the regulatory approval from the FDA and EMA for Zydax in Q4 2016. We have filed all remaining technical sections of the regulatory dossier for Zydax with the FDA in Q4 2015. We expect a round of questions to be posed to us in relation to the Target Animal Efficacy, or TAE, section and the Chemistry and Manufacturing Controls, or CMC, section. Both of these sections were filed with the FDA in early Q4, 2015 and we expect responses from the FDA for each section in early Q2, 2016. Whilst the FDA does not mandatorily ask questions in relation to a technical section, it is common, especially for the CMC section. We then expect to refile a complete New Animal Drug Approval, or NADA, with the FDA shortly after receiving the questions and this may lead to approval in Q4, 2016 for the U.S. We remain confident that the data we have filed with the FDA for both the TAE and CMC represents substantial evidence and thereby supports approval of Zydax. For our TAE section, we have utilized the array of evidence we have that supports the efficacy of Zydax for the intended claims and we believe this weight of evidence approach provides for substantial evidence and should lead to approval. For the CMC section, we filed data in relation to the manufacture of the Drug Product collated from our own FDA-inspected manufacturing facility as well as information related to the Drug Substance provided by Lonza, whom we have contracted to manufacture the Active Pharmaceutical Ingredient, or API. The FDA has already deemed complete the safety section of the dossier for Zydax in dogs.

For our European filings, we converted our FDA filed dossier to the format and content that is required by the EMA and filed a complete dossier, in February 2016. Under current review time frames published by the EMA, this may lead to an approval in Q1, 2017.

As we move closer to a regulatory approval for Zydax in the U.S. and EU, we have contracted Lonza to complete Process Validation at a large scale that will be used for commercial manufacture of the API for Zydax. In or around July 2016, we expect Lonza to complete Process Validation which will deliver a substantial volume of API that will be used to manufacture Zydax. We have procured from Lonza a substantial volume in anticipation of commercial success and we expect to continue to ensure that Lonza manufactures API to supply our commercial needs on an ongoing basis. We entered into a Manufacturing Services Agreement with Lonza to this effect in November 2015.

We anticipate there are opportunities to seek approval for Zydax in other jurisdictions including Canada, Asia, and Latin America. We will file for such regulatory approvals in 2016. For Canada, we expect an approval in Q1, 2017.

2.	Continuing the development of the next generation of Digital Technologies

Fetch is our digital application that is available for use by dog owners. It was initially developed as an innovative tool for use by dog owners in the veterinary clinic waiting room to educate them on the etiology of osteoarthritis as a slowly developing, insidious disease that effects a large number of dogs. It largely contributed to the near tripling of sales of Zydax in Australia in the first year that it was introduced (which was 5 years after launch of Zydax).

We have significant plans to continue the development of Fetch for both the Australian and U.S. markets to become a fully integrated franchise management technology. We expect that it will integrate with veterinary clinics practice management software to provide a seamless patient identification and capture mechanism through a self-diagnostic tool that will be used by dog owners in the veterinary clinic. We have also developed a consumer application (App) that is used by dog owners at home to continue monitoring the progress of their pet whilst being treated with Zydax. Fetch will enable us to interact with dog owners in a unique way that enhances an ongoing direct relationship with our customers in a highly effective, differentiated and very efficient manner and creates an immersive brand experience.

We also expect to continue our development of mySYNCH for the U.S., Australian and New Zealand markets where we have a direct presence. mySYNCH is a digital tool that integrates with existing dairy management computer systems to enable veterinarians and producers to optimize reproduction and maximize economic gains. It combines in-field training with simple, real-time, dashboard style reports highlighting predictive breeding metrics. The real power of mySYNCH is the ability for dairy producers to benchmark their herd performance against other herds with similar production systems, thereby allowing them to implement best practices and enhancing their reproductive outcomes. The initial introduction of mySYNCH to pilot sites in mid-2014 has proven successful and we have now completed the wider roll-out of mySYNCH to act as a significant enabler of sales growth.

3.	Capturing market share of reproductive hormones in the U.S.

In the U.S., we seek to have a value proposition that is differentiated from other animal health companies through our close relationships with key distributors, veterinary clinics and large producers. Our product solutions are designed to maximize customer outcomes and develop brand recognition. We market our products through a newly-established direct sales force of seven territories covering the top 20 states in the dairy sector, representing 80% of the dairy cows in the U.S.

In 2013 we established the first of these territories and throughout the first two years of sales we continued to add personnel. With all 7 territories now populated we expect our market share acquisition to continue to grow, as we have demonstrated in other analogous markets such as Australia and New Zealand. At the end of 2015 we had obtained over 10% market share as measured by volume of product sold.

We will continue to bring innovation to the market by launching a new proprietary breeding program in the U.S. called PROCEPT ® , which we developed in conjunction with Dr. Milo Wiltbank, Professor of Dairy Science at the University of Wisconsin-Madison, a respected thought leader in reproductive physiology. We expect to publish clinical trial outcomes regarding this program during the next 12 months.

4.	Establishing our U.S. presence in the Companion Animal Market

In September 2015 we established a commercial presence in the U.S. Companion Animal market. We now have a team of 40 sales executives who cover the 40 largest metropolitan areas of the U.S. These territories cover a total of 12,000 veterinary clinics of the approximately 24,000 clinics in the U.S., but through customer segmentation we expect to cover those clinics that represent approximately 80% or more of the veterinary drug sales in the U.S.

Our Companion Animal team is currently selling Glyde®, a nutraceutical product that we developed to support healthy joints and to reduce the clinical signs of osteoarthritis. We believe Glyde is the only product in the U.S. that contains ingredients that support the healthy metabolism of cartilage (glycosaminoglycans) in the form of glucosamine and chondroitin as well as a naturally occurring anti-inflammatory called ecoisatetranoic acid derived from New Zealand Green Lipped Mussels (perna canaculis). We sell Glyde to veterinary clinics who in turn sell to pet parents. Glyde is administered as a heart-shaped soft-chew by the pet owner each day and we believe is adjunctive to the use of Zydax but can also be used as a monotherapy. We believe Glyde is a unique product in the market and when combined with our digital technology App – FETCH represents a differentiated value proposition to vet clinics and pet parents. In particular, we believe that selling Glyde and rolling out FETCH to as many pet parents in the lead up to our anticipated approval of Zydax in the U.S. in Q4, 2016 will ensure that we have a solid platform on which to launch Zydax and more rapidly acquire new customers.

Future Growth Opportunities

In addition to our four, core strategic objectives we anticipate additional opportunities to grow revenues and to enhance the value of our company over the coming years.

1.	Expanding the geographies and species approved to use Zydax for treating osteoarthritis.

In addition to the U.S. market, we anticipate seeking approval for Zydax in the European Union in early Q1, 2017. We also anticipate filing for regulatory approval in Canada which may also be approved in Q1, 2017. We also anticipate filing in other potentially valuable geographies such as Asia and Latin America.

Further to the approval of Zydax for dogs in multiple markets, we also expect to complete safety and efficacy trials to support the approval of Zydax for use in cats treating osteoarthritis which is a large market with many cats suffering osteoarthritis but with limited prescription animal remedies available. We also expect to potentially obtain approval for an indication for treating interstitial cystitis, or IC, which is an inflammatory condition of the urinary tract which causes frequent and painful urination. This condition is more prevalent in cats and such an approval could lead to additional markets in which we could sell Zydax. It is notable that IC occurs in humans and currently a compound from the same drug family (sulfated oligiosacchrides) is approved to treat IC in humans but this compound, pentosan polysulfate, is reported to be of unpredictable efficacy. We believe this may be due to incomplete sulfation of the compound and is an issue that the construct of the Zydax compound may overcome and therefore could theoretically be more efficacious. If this proves to be the case, we may consider how we would seek a potential approval for use of Zydax in humans.

2.	Continuing development of existing pipeline of product candidates

We plan to progress our current pipeline of product candidates through proof-of-concept stage and into animal studies in 2016 and 2017. We seek to adopt for each of our product candidates a well-defined, milestone driven development path that enables us to determine the most expeditious path to market. We plan to continue our collaboration with development partners including leading academic institutions to ensure each product has a robust data set to support approval and commercialization.

We expect to work toward the following milestones for our pipeline product candidates:

PAR 121 (canine and equine orthopedics): PAR121 is derived from a known botanical extract native to the Cook Islands that had shown promise in rapidly regenerating bone. Based on pre-clinical studies we believe PAR121 has significant applications in orthopedics. We plan to isolate and identify the specific active components of the botanical extracts in 2016 and commence development of a semi-synthetic or synthetic manufacturing process. In parallel we will commence work on in vitro and in vivo models of canine bone growth with the aim of more precisely elucidating the mechanism of action and to demonstrate further clinical evidence of efficacy in the target species.

PAR 122 (canine and feline dermatology): PAR122 was studied to assess the effect of topical application on skin healing. Epidermal thickening should help treat animals affected with flea allergy dermatitis. We plan to isolate and identify the specific active components of the botanical extracts in 2016 and commence development of a semi-synthetic or synthetic manufacturing process. In parallel we will work with both in vitro and in vivo models of epidermal impairment to elucidate the mechanism of action and to demonstrate further clinical evidence of efficacy in the target species.

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

Our goal is to bring a new product to market each year through a combination of in-house drug development and potential in-licensing activities. We are completing the development of a new nutraceutical product Luminous ™ which we expect to launch in the U.S. companion animal market in Q2, 2016. Luminous is intended to address dermatological conditions in dogs such as atopic dermatitis which is common in dogs. We believe there is currently a gap in available products that address both the inflammatory aspects of dermatitis as well as supporting regrowth of healthy skin and hair.

We are also reviewing the attractiveness and feasibility of several potential in-licensing and acquisition opportunities. As a result, we expect our pipeline to continue to expand as we pursue congruent opportunities.

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

5.	Identifying and pursuing contract manufacturing opportunities

We have constructed and commissioned our manufacturing facility in Sydney which was classified as acceptable by the FDA in January 2013. We currently have approximately 75% available capacity at this facility, which we believe we can leverage for contract manufacturing opportunities. Typically, sterile manufacturing projects, especially those for FDA-approved products, attract high margins relative to other contract manufacturing sectors. We also have the capability to produce pilot or research and development, or R&D, batches for biotechnology companies for use in clinical trial materials and due to our highly efficient and flexible operation we believe we can undertake these projects at a lower cost than other industry participants. We are currently in active negotiations with two multi-national pharmaceutical companies to be appointed as a contract manufacturer of sterile injectable products. If we are successful in completing these agreements, we believe we will be strategically positioned to obtain additional contracts that could take advantage of this valuable asset.

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

We believe we have conducted more cattle breeding program trials over the last ten years than any other animal health company. We have also developed a proprietary software platform, mySYNCH , to complement the use estroPLAN and GONAbreed. We believe this model of combining our high quality drug products with our proprietary software platform improves profitability for producers allowing us to gain market share from much larger animal health companies. Our approach also enhances the partnership between veterinarians and our producers by allowing the veterinarian to become a consultant in the improvement of reproductive efficiency.

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

We currently have two FDA-approved hormone products, estroPLAN (a PG product) and GONAbreed (a GnRH product). We have marketed estroPLAN and GONAbreed in other markets for many years. In January 2013, GONAbreed was approved by the FDA for use in conjunction with cloprostenol sodium in cattle breeding programs.

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

In October 2008, we applied for various patent protections for GXS, the API in Zydax, including composition of matter and method of manufacture. These patents have been granted in Australia and New Zealand in 2013 (expiring in October 2028) and are currently undergoing examination in other countries, including the U.S., and if granted would provide patent protection until at least 2028.

The safety section of the registration dossier for Zydax in dogs has been deemed complete by the FDA and we have completed several large-scale efficacy studies in dogs which we believe on a weight of evidence basis provides substantial evidence which may lead to approval by the FDA inQ4, 2016 and by the EMA in Q1, 2017.

We also expect to complete safety and efficacy studies in cats and horses under FDA protocol concurrences:

The market for Zydax in cats could be as large as the market for use in dogs given there are not as many cats (in the U.S. there are 72 million dogs and over 50 million cats) but OA is believed to be as prevalent or more so in cats and there are very few products approved for treating OA in cats (there are many available for treating OA in dogs). We also believe we could seek an approval for treating the relatively common condition of interstitial cystitis in cats which is pain and inflammation of the bladder and urethra which causes frequent urination by the cat.

The market for Zydax for horses is significant, especially in those countries where horse racing is popular such as Australia, New Zealand, Hong Kong, Singapore, Dubai, United Kingdom and France. To date, Zydax has been sold in Australia, Hong Kong, Singapore, New Zealand and Dubai . We are engaged in an FDA and EMA approval process to market Zydax for horses in the U.S. and Europe. We also plan to target the Chinese and Japanese markets where horse racing is also popular.

Market

Osteoarthritis in animals is a large and growing global market. We estimate the market for OA prescription drugs in the U.S. and the EU to be over $410 million in annual sales, and the global market for alternative treatments to be at least another $500 million in annual sales. This large market is driven by increasing pet ownership and the fact that up to 90% of dogs will develop osteoarthritis in their lifetime with an estimated 20% of dogs suffering from OA at any one point in time. However in our experience selling Zydax, it is quite common for only a small fraction of the estimated 20% of dogs that have OA to be under active treatment. We expect that one reason for that may be that there are few safe, long-term therapies available and as a result OA treatment may be delayed by the veterinarian until the later stages of the disease. We therefore believe that there may be a significant opportunity for the market to expand considerably in markets like the U.S. and EU once safe, long-term, effective, non-NSAID therapies such as Zydax are available. Additionally, a large percentage of sport horses develop some form of DJD and most will regularly receive joint treatments.

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

Inflammation is a pathological process consisting of a complex of cytological and chemical reactions which occur in affected tissues in response cartilage degradation. It includes (i) the local reactions and resulting morphological changes, (ii) the destruction or removal of the injurious material, and (iii) the responses that lead to repair and healing. The signs of inflammation are rubor (redness), calor (heat or warmth), tumor (swelling) and dolor (pain); a fifth sign, functio laesa, meaning inhibited or lost function, is sometimes added. All of the signs may be observed in certain instances but not in others. The number of known inflammatory mediators continues to grow as research in the area progresses. The classical proinflammatory mediators are histamine, bradykinin, prostanoids (such as prostaglandin E 2 ), leukotrienes, platelet-activating factor, nitric oxide, cytokines (some are anti-inflammatory), endothelin and oxygen radicals. Inflammation starts at the transcription level with the binding of NF- κ B to the promoter region of certain proinflammatory mediator genes, such as cyclooxygenase (COX)-2, iNOS and several cytokines. Inhibition of this transcription factor is the mechanism by which glucocorticoids have anti-inflammatory effects and is why this class of therapeutic agents has so many different effects on treated veterinary patients. The inflammatory cascade leads to the infiltration of various leukocytes, such as neutrophils, lymphocytes and monocytes, into the inflammatory site. These infiltrating cells augment the initial production of mediators by producing more as they, in turn, are stimulated. Within a few hours after the inflammatory insult, macrophages begin to phagocytose the damaged tissues, which may lead to increased injury to surrounding tissue. The infiltration of leukocytes results in the injured area being walled off. This is accomplished by fibrin deposition, which can lead to adhesions resulting from leukocyte infiltration. The walled-off areas help keep the inflammation from spreading, but can also lead to the formation of abscesses. As OA continues to progress cartilage erosion exposes the underlying bone which in turn causes the formation of bone cysts and spurs.

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

We plan to develop protocols for similar studies for our equine product candidates and submit to the CVM for protocol concurrence. We anticipate that such studies will commence in 2016.

Effectiveness of Zydax

We have conducted several studies to ascertain the effectiveness of Zydax in dogs using various efficacy assessment tools. These pilot studies were designed to determine whether Zydax was effective at reducing the clinical signs of osteoarthritis in dogs to support an approval by the FDA and EMA. Given there had been no previous studies completed for OA drugs using the FDA’s newly mandated efficacy assessment criteria (dog-owner assessed, ‘clinical success’ end-points) we have undertaken studies using various assessment tools.

We announced the results of our pivotal efficacy study in June 2015. The pivotal efficacy clinical trial of Zydax was conducted as a randomized, double-blinded, placebo-controlled study evaluating the field effectiveness and safety of Zydax in the treatment of clinical signs of osteoarthritis in dogs. The trial, conducted at 20 sites in the U.S. and Australia, included 316 client-owned dogs with radiographic evidence of OA, of which 212 were treated with Zydax and 104 with placebo. The clinical endpoint was improvement in Client Specific Outcome Measures (CSOM) that included dog owners' assessment of improvement in activities such as walking, running and climbing stairs. Treatment was four subcutaneous Zydax injections (or placebo) given one week apart. Measurements were taken at baseline, day 14 (one week after second injection) and day 28 (one week after fourth injection). Clinical outcomes were evaluated at day 28 for a reduction in Activity Impairment Score (AIS) compared to baseline, and no increase in any individual CSOM between day 28 and baseline.

The key highlights of the study include the following:

☐	Using a validated measure for assessing changes in the clinical signs of osteoarthritis, Zydax treated dogs achieved significant improvements in mobility.
☐	Dog owners used the Client Specific Outcome Measures (CSOM) tool to quantify an Activity Impairment Score (AIS) to track changes in their dogs' mobility. After four injections Zydax treated dogs achieved an AIS reduction of 3 (30% improvement; p=0.02 vs. placebo) with 56% of Zydax treated dogs achieving this outcome versus only 40% of Placebo treated dogs achieving an AIS reduction of 3 or more.
☐	Additional trial analysis assessed the spectrum of responses in dogs with early to mid-stage clinical signs of osteoarthritis at enrollment. Zydax treated dogs demonstrated a range of improvements in AIS; after 28 days of treatment with Zydax, 81% of dogs achieved at least an 11% improvement (AIS reduction of ≥1; p=0.02) while 23% of dogs achieved more than 56% improvement (AIS reduction of ≥5; p=0.03).

Based on the results of all of our clinical studies, we submitted a weight of evidence dossier to provide substantial evidence to support the approval of Zydax by the FDA. If the FDA finds our technical sections to be complete, we may be approved for sale in the U.S. in Q4, 2016.

API Source

We have partnered with Lonza, a large and renowned Swiss custom synthesis organization to develop the commercial scale manufacturing process of the API for Zydax. Lonza was able to successfully develop a robust commercial scale manufacturing process and the associated Drug Master File which we completed and filed with the FDA in Q4, 2015 and filed with EMA in February 2016.

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

There are estimated to be 9.2 million horses in the U.S., of which approximately 9% are racing horses. Approximately 75% of racehorse injuries involve musculoskeletal damage, of which bone injury is a significant part. An estimated 70% of young racehorses experience buck shins, also known as microfractures, and the recuperative period accounts for 12,000 lost training days and millions of dollars annually. Such high incidences mean much of the treatment focus and cost in racing horses is directed at orthopedic conditions. There are no therapies available that can shorten recovery times following bone injury. The economic and emotional impact of bone injury downtime is substantial and the industry continually seeks ways to return horses to competition or use.

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

Parnell plans to isolate and identify the active ingredient(s) in the botanical extracts. We will then develop a semi-synthetic or synthetic manufacturing process to assist with formulation development. In parallel we will work with both in vitro and in vivo models of canine bone growth to elucidate the mechanism of action and the exact method of how PAR121 stimulates bone formation. We plan to run an organic chemistry program intended to further identify and isolate the active compounds in PAR121. Once completed, we will determine our exact regulatory and clinical study strategy. We anticipate that once we demonstrate efficacy in a canine bone defect model, that a combination of laboratory and clinical research will lead to CVM/FDA approval. Presently, we anticipate conducting clinical proof-of-concept studies in 2016, with pivotal efficacy and safety studies commencing in 2017.

To prepare for animal studies, we will be undertaking a pilot manufacturing process in the Cook Islands in 2016 and may utilize funds granted to our licensor (CIMTECH) from the U.N. The grant, given under the Nagoya Protocol provides for up to $1 million in matched funds for establishing infrastructure and capabilities in the Cook Islands for the botanical extractions that we would use in the pilot clinical trial in 2016. We will also undertake an organic chemistry program to assist in refining the botanical extracts into specific API.

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

Market - Dermatology

Flea Allergy Dermatitis, or FAD, is the most common dermatological disease of dogs in the U.S. FAD is an allergic skin reaction to flea bites. Regular treatment with ectoparasiticide products combined with environmental control measures limits exposure to fleas but once FAD develops, dogs are afflicted for life. The result of FAD is that dogs itch themselves excessively as a result of even one flea bite.

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

We plan to run the same development process for PAR122 as described for PAR122 above.

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

Based on our previous experience, we do not expect the CVM to require dose ranging studies for PAR081. We plan to focus most of our R&D activities on Zydax, PAR 121 and PAR122 and will only commit limited development resources to PAR081 in 2016. However, we expect to identify a process of establishing a chemical compound that we would then take directly into pivotal afety and efficacy studies in dogs and cats, potentially in 2017.

Regulatory Strategy

We expect to complete formulation development studies in early 2016 and to make an investigational new animal drug, or INAD, application with the CVM. We will then commence target animal safety studies under protocol concurrence and thereafter pivotal efficacy studies. We expect to complete the Chemistry and Manufacturing Controls section covering both the drug formulation and the manufacturing process in parallel with safety and efficacy studies. If our development path and regulatory applications are successful we predict launching PAR081 in the U.S., Canada, Europe and Australia in 2017, followed by other markets in Asia and Latin America.

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

The influence of management is illustrated by a recent study of hyperinsulinaemia in ponies: in a diverse group of 188 ponies (Australian, Welsh, Connemara, Shetland) from 22 different farms, only 27% of ponies were hyperinsulinaemic on fasting blood test. In addition to increasing age, supplementary feeding was significantly associated with the presence of hyperinsulinaemia. Initial studies in the published literature have shown that this approach has merit, but these studies were problematic in their design and execution. Durham et al, (2008) showed that in laminitic horses, short duration therapy with metformin reduced circulating glucose concentrations. Pioglitazone is a thiazolidinedione class of antidiabetic agent with proven efficacy in increasing insulin sensitivity in humans with noninsulin-dependent diabetes mellitus, a syndrome of insulin resistance sharing similarities with equine metabolic syndrome. When pioglitazone was administered at a daily oral dose of 1 mg⁄ kg resulted in plasma concentrations and total drug exposure approximated those considered therapeutic in humans. The maximum plasma concentration (C max ) was 509 ± 414 ng⁄mL with a corresponding T max of 1.9 ± 1.5 h following a single dose and 448 ± 304 ng⁄mL at 2.8 ± 1.8 h (mean ± SD) following the final dose. The half-life (t ½ ) was 10 ± 4.6 and 9.6 ± 5.3 h after the first and last dose, respectively. The equine pharmacokinetic data suggests that pioglitazone is an excellent candidate for equine laminitis therapy.

We plan to develop the drug compound and formulation for PAR101 using our resources in formulation chemistry, analytical chemistry and clinical trial design and execution. The intended API in PAR101 is readily available from commercial suppliers. . We plan to focus most of our R&D activities on Zydax, PAR 121 and PAR122 and will only commit limited development resources to PAR101 in 2016. However, we expect to further elucidate the exact disease processes of metabolic induced laminitis and paln to do so in conjucniton with a leading equine academic and thereafter to design and commence proof-of-concept, dose ranging and pharmacokinetic studies for PAR101 in horses for laminitis and dogs for metabolic diseases potentially in 2017. If the studies are successful, we will file an INAD application with the CVM and seek protocol concurrence prior to commencing safety and efficacy trials, leading to a potential approval in 2018. We are experienced in designing, sponsoring and supervising animal studies in horses and dogs and we will continue to utilize our relationships with leading academic institutions in and outside the U.S.

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

Drug candidates will be tested against major mastitis pathogens including Staphylococcus aureus , Staphylococcus epidermidis, Streptococcus uberis , Streptococcus agalactiae and Streptococcus dyslactiae to evaluate their in vitro activity as a preliminary guide to efficacy in-vivo. We expect this phase to be completed in 2017.

In summary, we are seeking an active β-lactam drug substance and formulation for PAR061 injection that utilizes prodrug technology to achieve the desired pharmacokinetics by crossing the blood-milk barrier upon intramuscular injection thus delivering the active ingredient to the site of action in high concentration.

Regulatory Strategy

We expect the CVM to require dose ranging studies for PAR061. We plan to take the lead candidate directly into dose ranging and preliminary safety studies in non-lactating cows in 2017. We are experienced in designing, sponsoring and supervising animal studies in dairy cows and can utilize our extensive existing array of clinical trial sites in the U.S., New Zealand and Australia. We will seek protocol concurrence with the CVM before beginning animal studies.

We plan to run a follow-on regulatory program for other major dairy markets including Australia, New Zealand, the EU, Canada and Asia.

Reproductive Hormones - GONADOPRO

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

An alternative breeding program that can deliver increased conception rates is the use of intravaginal devices that elute progesterone, or P4. These devices are inserted into the cow for the first seven days of the Ovsynch program. That is the GnRH and PG drugs that are used in sequence in an Ovsynch program are augmented with the use of progesterone delivered through a drug-eluting device. The addition of P4 is expected to increase conception rates by around 5% to 10% (i.e. from 35% for Ovsynch to 40% to 45% when the P4 device is added to the program). Most of the available devices rely on some form of tensioning to stay in place in the vagina. This tensioning causes cow discomfort and furthermore the devices are reported to fall out of the cow on occasion rendering the breeding program void. The only approved device in the U.S. is EAZI-BREED TM CIDR® CATTLE INSERT marketed by Zoetis (commonly referred to as CIDRs). CIDRs are available in other markets, as are the similar brands PRID and DIB-V.

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

Our Other Products and Programs

Glyde

Overview

In Australia, we currently market a dual joint care program that combines our Zydax injectable product with a daily dose of Glyde Powder, our at-home nutraceutical treatment which contains a therapeutic dose of the building blocks of cartilage, glycosaminoglycans (glucosamine and chondroitin) and a proven dose of eicosatetranoic acid derived from green-lipped mussel powder, a potent natural anti-inflammatory. Glyde Chews, our new installment in our OA innovation strategy, are flavored dog treats that facilitates treatment and enhance the customer experience. We launched Glyde Chews in Australia and the U.S. in the second half of 2015 by establishing a U.S. companion animal sales and marketing team. .

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

Currently Available Competitive Products

Treatments that utilize various naturally occurring substances are typically referred to as nutraceuticals and most commonly contain marine extracts such as glucosamine and chondroitin (also referred to as glycosaminoglycans, or GAGs). As with popular human supplements for OA, there are a wide-array of products that typically do not require any regulatory approval and as a result do not always contain a dose of the active ingredient that is consistent with established therapeutic doses. As a result, many nutraceutical products may not be effective in achieving their stated product benefits. Similarly, fortified foods from pet food manufacturers are becoming increasingly popular. These specialty dog foods are purported to contain the same marine extracts and may also contain other claimed ingredients such as Omega 3 fatty acids. While the market is crowded with various products, there have been some products that are based on therapeutic doses of GAGs such as Cosequin® and Dasequin® marketed by Nutramax®.

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

Our Solution

PROCEPT is our next generation breeding program which we are developing in conjunction with Dr. Milo Wiltbank. PROCEPT is expected to increase absolute conception rates by 3% to 5% (from a relative increase of 10% to 15%) over and above traditional Ovsynch programs yet still maintain the short ten day duration of oysynch. Such an uplift in conception rates could dramatically improve profitability at a typical U.S. dairy herd by up to $4,200 per year for every 300 cows being milked. PROCEPT is a novel breeding program that uses our existing products estroPLAN and GONAbreed. It is closely related to the Ovsynch program that uses three injections of GnRH and PG in sequence over ten days. We expect to launch the PROCEPT breeding program in mid-2016.

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

We also expect to complete the commissioning of our new microbiology testing laboratories in 2016, which will give us full environmental and product testing capabilities necessary for GMP manufacture. Our Sydney facility also has a chemistry laboratory and R&D laboratories where we maintain equipment used in quality control and product development, such as formulation chemistry. We believe our manufacturing facility and laboratories are valuable assets within our integrated pharmaceutical value chain.

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

Product Group	Description/Indications	Patent Term	Patent Expiration	Patent Type	Major Jurisdictions
Zydax	Low molecular weight sulfated xylans/osteoarthritis in dogs and horses	20 years	October 8, 2028	Standard	Australia, New Zealand, Hong Kong, Europe, U.S.*
GONADOPRO	Fertility in cattle	20 years	December 1, 2026	Standard	New Zealand
PAR121	Orthopedics in dogs, cats and horses	20 years	December 10, 2030	Standard	Australia, Brazil, China, Europe, Singapore, U.S., India
PAR122	Dermatology in dogs	20 years	May 4, 2030	Standard	Australia, Brazil, Canada, China, Europe, Japan, Korea, Singapore, U.S., India

*   Patent application pending in the U.S. and Europe.

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

4.C. Organization Structure

The following diagram summarizes the corporate structure of our consolidated group of companies as of December 31, 2015:

4.D. Property, Plants and Equipment

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

Our R&D, clinical science, regulatory, sales, marketing, digital technologies, U.S. finance, human resources and administration functions are located in our 20,026 square feet office in Overland Park, a suburb of Kansas City, Kansas. We lease this property under a 10-year lease which commenced in December 2014 upon the completion build out. The lease provides for an option to renew as well as a right of first refusal over additional space on the same level of our building allowing for future expansion. The landlord provided a building fit out to the value of USD$35 per square foot, as well as rent abatement for the first six months of the lease term. In addition to the tenant incentives, the Group was also provided with an expansion grant by the Department of Commerce in the State of Kansas in light of the expansion of our U.S. Headquarters to accommodate up to 32 new positions to support our future growth. This incentive provided for a cash grant of USD$400,000 with USD$300,000 upon signing the lease on the new premises and USD$100,000 in twelve months. There are approximately $100,000 in ancillary program incentives and USD$200,000 in tax incentives for a total program incentive of USD$700,000

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Operating results

Our revenues, costs and expenses are reported for the fiscal years ended December 31, 2015, the six-month periods ended December 31, 2014 and for the fiscal years ended June 30, 2014 and 2013. In order to provide additional meaningful information to investors, we have included unaudited consolidated information related for the fiscal year ended December 31, 2014 and the six month period ended December 31, 2013. This unaudited information is presented for comparative purposes to the corresponding fiscal year ended December 31, 2015 and the six month period ended December 31, 2014.

Revenues

Our revenues are currently derived from our two major product portfolios that are used to increase reproductive efficiencies in cattle and treat OA in dogs and horses. Generally, our products are sold to distributors or veterinarians, by our sales team which includes sales representatives and technical specialists who augment our sales efforts by utilizing our proprietary and innovative software platforms, FETCH and mySYNCH, to drive profitability for veterinary clinics and ensure animal owners gain the maximum advantage from our animal health solutions.

Costs and expenses

Costs of sales — Total

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

We use this costing methodology to identify the direct costs of the products we sell which we call Cost of Sales — Products. Due to our new facility having approximately 75% available capacity, we do not attribute the full overhead costs of operating the facility to our products that we sell. The remainder of unutilized factory capacity is therefore separately identified as Cost of Sales — Facility.

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

Costs of sales – Facility consist of, among other things the fixed and semi-variable expenses, infrastructure and resources required to run our FDA-inspected manufacturing facility less any allocation of these costs based on a standard costing methodology. These net costs represent the costs associated with running the manufacturing facility whilst the facility is not fully utilized. As our sales and associated cost of sales increases the utilization of the facility will be increased and Costs of sales — Facility will be reduced. In addition, with 75% available capacity in this facility we expect to augment this fully operational infrastructure by exploring contract manufacturing opportunities into the future.

Selling and Marketing expenses consist of, among other things, the internal and external direct costs of the sales and marketing, functions including headcount costs for the sales force and marketing team as well as the costs of promotion, advertising and marketing programs.

Regulatory expenses consist of the costs of maintaining regulatory approvals across all jurisdictions for our approved products. Most of these expenses are associated with the annual government imposed charges to renew registrations as well as the headcount costs of the regulatory affairs team.

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

Other income/(expense) consists of various items which typically include income from the sale of fixed assets and/or marketing authorizations of products, government grants and tax incentives, adjustments to provisions and unrealized foreign exchange gains.

Our Segments

The animal pharmaceutical industry is characterized by meaningful differences in customer needs across different animal species. In addition, our FDA-inspected sterile manufacturing facility has different operational characteristics. As a result of these differences, among other things, we manage our operations through four separate reportable segments.

Companion Animal. This segment covers our OA portfolios across both canine and equine species. It is currently responsible for the sales of our osteoarthritis suite of products Zydax, Glyde and Tergive in Australia, New Zealand, the Middle East, Asia and more recently in the U.S with the establishment of our U.S. Companion Animal team in September, 2015, and in the future in EU if regulatory approvals are obtained.

Production Animal — U.S. This segment covers our reproductive hormone portfolio across production animals. It is currently responsible for the sales of our reproductive hormone products estroPLAN and GONAbreed in the U.S.

Production Animal — Rest of World. This segment covers our reproductive hormone portfolio in production animal across all regions outside of the U.S. It is responsible for the sales of these reproductive hormone products in Australia, New Zealand, the Middle East, Asia and Canada.

Manufacturing Operations. This segment is responsible for the operation of our FDA-inspected sterile manufacturing facility and the manufacture and release of all of our pharmaceutical products. The manufacturing operations are also responsible for increasing factory utilization through exploration of future contract manufacturing opportunities which we expect to commence in the first half 2016.

New accounting standards

For discussion of the impact and adoption of accounting standards, see Notes to Consolidated Annual Financial Statements — Note 2 (aa). New Accounting Standards and Interpretations.

Significant accounting policies and application of critical accounting estimates

In presenting our financial statements in conformity with IFRS, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

We believe that the following accounting policies are critical to an understanding of our consolidated financial statements as they require the application of the most difficult, subjective and complex judgments and, therefore, could have the greatest impact on our financial statements: (i) revenue recognition; (ii)provisions; (iii) capitalization of intangible assets; (iv) impairment reviews — long-lived assets, including intangible assets; (v) income taxes; (vi) share-based compensation (vii) and release of non-recurring supplier provision.

For more information regarding our significant accounting policies, estimates and assumptions, see Notes to Consolidated Annual Financial Statements — Note 2. Significant Accounting Policies.

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

•	Sale of goods: recognized on transfer of goods to the customer, as this is deemed to be the point in time when risks and rewards are transferred and there is no longer any ownership or effective control over the goods.
•	Grant income: Government grants, including Australian Research and Development incentives, are recognized at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognized as income over the periods necessary to match the grant to the costs they are compensating.
•	Interest income: Interest is recognized using the effective interest method.
•	Divestment of product income: Divestment of product income is recognized at the point in when the marketing authorization and the rights to sell the divested product were transferred to the acquirer for consideration received.

Fair Value of Warrants

We recognized warrants that were issued in relation to the loan facility from Partners for Growth III, LP, or PFG, and 2013 Parnell Bonds. At June 30, 2013, we had recorded liabilities totaling $2.9 million which we estimate to be the fair value of the warrants to be settled with the third parties.

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

Capitalization of Intangible Assets

We recognized costs associated with identifiable finite-life intangible assets that have been derived from the capitalization of further development of our products upon initial registration in major markets of these products. These assets consist of, but are not limited to, costs associated with the further development and enhancement of product attributes and costs associated with increased geographical registrations of the products. These costs are recognized as intangible assets when:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

We consider the criteria met for recognizing an intangible asset, usually when a regulatory filing has been made in a major market and approval is considered probable. The capitalized expenditure comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight line basis over its useful life, which is estimated at ten years.

•	IT development and software: costs incurred in developing IT products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized to computer software. Capitalized costs include external direct costs of materials and service and direct payroll and payroll related costs of employees’ time spent on the project. Amortization is calculated on a straight line basis over periods generally ranging from three to five years. IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where we have an intention and ability to use the asset.

See Note 2 (o) and Note 12 of the consolidated annual financial statements for further details on the accounting treatment of intangible assets.

Impairment review of long-lived assets

We test on an annual basis whether Property, Plant & Equipment and Intangible Assets have suffered any impairment, in accordance with the accounting policy stated in the Consolidated Annual Financial Statements — Note 2(n). The recoverable amounts of these assets have been determined based on value in use calculations. These calculations require the use of assumptions.

Income taxes

At December 31, 2015, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management does not believe it is probable that the Group will realize the benefits of the deferred tax assets in relation to tax losses and has not recognized such benefits.

Share-Based Compensation

During the year ended December 31, 2015, the Company issued Restricted Stock Units (“RSUs”) and stock options to its current employees and directors under the Company's 2014 Omnibus Equity Incentive Compensation Plan (the “Plan”). As a result of the issuance of awards under the Plan, management has determined this to be a significant accounting policy and critical accounting estimate and has adopted the Share-Based Compensation accounting policy described below.

We measure share-based compensation expense based on the fair value of share-based awards on the date of the grant using an option pricing model. The related compensation expense of the awards is recognized net of forfeitures over the requisite service periods, which correspond to the vesting periods of the awards. To date, we have issued share options and RSUs with service-based vesting conditions, and we record compensation expense for these awards using the graded vesting method.

Determining the fair value of share-based awards at the grant date requires the exercise of judgment, and our estimates of the fair value of our share-based awards are highly complex and subjective. The fair value of our ordinary shares is based on the closing price of our ordinary shares on the Nasdaq Global Market.

We use a Black-Scholes option-pricing model to determine the fair value of share options. This determination is affected by our estimated fair value per ordinary share as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our ordinary shares, the expected term of the share option, our volatility over that expected term, expected dividend yield, risk-free interest rates and forfeiture rates. RSUs are valued at the fair value of the underlying ordinary shares as of the grant date. In addition to these assumptions, we estimate forfeitures based upon our historical experience. At each period end, we review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change. Refer to Note 2(b) and Noted 29 in the Consolidated Annual Financial Statements for additional information.

Analysis of the consolidated statements of operations

The following discussion and analysis of our consolidated results of operations for the years ended December 31, 2015 and 2014 should be read along with our consolidated financial statements and the notes thereto, which reflect the results of operations of the business for the year ended December 31, 2015. Additional periods are presented below the analysis for the current periods.

Note: we previously announced results for our fiscal year ended June 30, 2014, and comparative periods. We transitioned to report our results on a calendar year basis (ended December 31, 2015 and 2014), and as such we are reporting herein audited results for the 12 months ended December 31,2015, and the comparative period for 2014 derived from our unaudited results.

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	v%
Revenues	13,170	8,361	58%
Cost of Goods Sold - Product	(2,368)	(1,796)	32%
Cost of Goods Sold - Facility	(5,378)	(4,967)	8%
Cost of Goods Sold - Total	(7,746)	(6,763)	15%
Gross Margin	5,424	1,597	240%
Selling and Marketing expenses	(11,777)	(5,999)	96%
Regulatory & R&D expenses	(882)	(846)	(3%)
Administration expenses	(11,940)	(4,794)	149%
Finance Costs	(1,285)	(5,912)	(78%)
Net foreign exchange losses on borrowings	-	(1,022)	(100%)
Other income	6,725	5,615	20%
Loss before income tax	(13,735)	(11,363)	21%
Income tax (expense)/benefit	(2)	(2,983)	(100%)
Loss for the year	(13,737)	(14,345)	(4%)
Other comprehensive loss for the year, net of tax	(1,629)	(1,272)	28%
Total comprehensive loss for the year	(15,367)	(15,617)	(2%)

Revenues

Revenues - Overview

Total revenues increased by $4.8 million, or 58%, to $13.2 million for the twelve months ended December 31, 2015 compared to $8.4 million in the same period in 2014. In addition, we had a very strong second half performance in 2015 with total revenues increasing by $4.7 million, or 130% as both our U.S. Production Animal and total Companion Animal operating segments continued to perform strongly.

A detailed comparison of global revenues by operating segment is below:

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	Change $	Change %
Revenues
Companion Animal	2,101	1,391	710	51.0%
Production Animal - U.S.	8,084	2,192	5,892	268.8%
Production Animal - Rest of World	2,985	4,778	(1,793)	(37.5%)
Manufacturing Operations	-	-	-	n/a
Total Revenues	13,170	8,361	4,809	57.5%

Certain amounts and percentages may reflect rounding adjustments.

Companion Animal

Year ended December 31, 2015 vs. Year ended December 31, 2014

Our Companion Animal sales increased $0.7 million, or 51.0%, to $2.1 million for the year ended December 31, 2015, compared to the same period in 2014. The increase in revenue was related to the launch of Glyde Chews and FETCH in the U.S. in September 2015. As part of the U.S. launch of Glyde Chews and FETCH we expanded our presence in the U.S. Companion Animal market with a sales and marketing team consisting of 55 personnel. We anticipate that Glyde could generate strong revenues in 2016 in the U.S. and potentially in Europe in future years through an appointed marketing partner. Additionally, presence of the sales and marketing team allows the Company to establish a Companion Animal presence in the U.S. in preparation for the expected launch of Zydax in 2016, subject to FDA approval.

Our Companion Animal segment in Australia continued to perform strongly seven years after launch, although regulatory delays for the approval of Glyde Chews impacted Australian sales in the first half of 2015, such that full year sales in 2015 were flat when compared to the same period in 2014. With this fully resolved in May 2015, sales of our Companion Animal products in Australia for the six-months to December 31, 2015, were up $0.3 million, or 51%, compared to the same period in 2014, building strong momentum as we proceed into 2016.The sales of our Companion products in Australia remained flat year over year due to a lengthy and unanticipated delay in regulatory approval of Glyde Chews in that country. As a result we were out of the market with both Glyde Chews and Glyde Powder for all of April and much of May 2015. Since 2012 we have operated the Australian Companion Animal business utilizing two Territory Managers and a Sales and Marketing Associate. In 2015, we deployed two additional territory managers in Victoria and Queensland, which we anticipate will increase the number of new clinics we can target to adopt FETCH (our digital technology that we provide to vet clinics to manage their osteoarthritis franchises) in addition to our osteoarthritis products. We have also recruited a Sales & Marketing Director who is responsible for our commercial operations in Australia and New Zealand. This role will further enhance our leadership presence in the Australia and New Zealand markets. These changes, in conjunction with Glyde being fully available for the second half of 2015, resulted in a strong second half of 2015 for the Australian Companion Animal team with total revenues increasing by $0.3 million, or 51%, for the six months ended December 31, 2015 compared to the same period in 2014. This was the result of Zydax sales increasing by 45% and Glyde sales increasing by 74% during this six month period.

Production Animal – U.S.

Year ended December 31, 2015 vs. Year ended December 31, 2014

Production Animal – U.S.: sales directly to distributors and customers (“ex-Parnell”) increased in the year ended December 31, 2015, compared to the same period in 2014 by $5.9 million, or 269%, to $8.1 million. The increase in 2015 as compared to 2014 was due to an increase in volumes of 251%, price increase of 9% and favorable foreign currency movements 9%. Furthermore, U.S. sales (ex-Parnell) increased in the second half of 2015 compared to the first half by $3.9 million, or 330%, showing continued growth in the U.S. Production Animal market in the second half of 2015. In addition, sales in-market (sales from distributors to veterinarians and dairy producers) over twelve months ended December 31, 2015 were up 55% from USD$3.1 million in 2014 to USD$4.9 million in 2015. As previously communicated, this clearly demonstrates that the inventory run-down by distributors that occurred throughout 2014 has been completed and that ex-Parnell sales will now track in-market demand. Furthermore, sales in-market for the six months ended December 31, 2015 were up 58% to $USD2.8 million compared to $USD1.7 million for the same period in 2014, demonstrating again that sales demand for our products and value proposition continued to grow in the second half of the year.

Strong growth in 2015 was primarily driven by the recent expansion of our sales team to now cover 7 territories and the continued implementation of our value proposition. In 2014 for the same period, we only had 4 territories and we had not commenced the marketing of mySYNCH®, our innovative digital technology that assists dairy farmers to improve the profitability of their operations.

The ongoing success in commercializing our reproductive hormones in the U.S. saw our market share in December 2015 reach its highest level since our launch in the U.S.. Whilst we continue to establish our commercial presence in the U.S. Production Animal segment, we have noted many positive indications that our value proposition is being well-received by the market, and we continue to compete effectively against much larger incumbents as seen by our continued increase in share of market.

The Company has pursued two pillars of differentiation: clinical science leadership and technology differentiation. We completed the PROCEPT trial, which was the largest clinical trial of its kind ever performed in North America, with nearly 4,000 cows completing the study across 12 clinical trial sites. The primary focus of this trial was to demonstrate that an adapted breeding program using our products (estroPLAN and GONAbreed) could yield a 10% increase in conception rates. Not only does this caliber of trial reinforce our position as a leading innovator within the reproduction market, but we also believe the new PROCEPT breeding protocol will be market expansionary as it utilizes an additional injection of estroPLAN in the protocol. Full study results of PROCEPT will be reported in 2016.

mySYNCH is also proving to be a key driver of differentiation in our value proposition to our clients. We continued development of mySYNCH in the first half of 2015, in conjunction with our territory managers and customers, and rolled out to the technology to the US, Australia and New Zealand in Q3, 2015.

Production Animal – Rest of World

Year ended December 31, 2015 vs. Year ended December 31, 2014

Production Animal – Rest of World (ROW): sales decreased in the year ended December 31, 2015, compared to the same period in 2014 by $1.8 million, or 37%, to $3.0 million due primarily by volume declines due to timing difference of shipments to distribution partners in Canada and Turkey. Due to inventory levels, Canada placed two orders in 2014 compared to only one in 2015, resulting in the year on year decrease in ex-Parnell sales in 2015, however these inventory levels are now normalized and are not expected to impact 2016 sales. We expect the trajectory of sales in this segment to improve as our marketing partner inventory levels are normalized. Nevertheless we continue to focus on improving operational performance in the key markets for this segment; in Australia-New Zealand, where declining milk prices are causing some headwinds and in Canada where entry of a low price competitor has caused our growth to slow in the last twelve months. The launch of mySYNCH® into Australia and New Zealand in the second half of 2015 is expected to be a major contributor to improved results in this region as enhanced reproductive performance is especially important during periods of low milk prices. We are also working with our Canadian distribution partner to increase market share and with several orders already received in other regions we expect to improve this segment result in 2016.

Manufacturing

Year ended December 31, 2015 vs. Year ended December 31, 2014

We did not generate contract manufacturing revenues during 2015 or the comparable period of 2014. We are focused on identifying revenue-generating opportunities that would commence in 2016, taking advantage of the capabilities we have within our FDA-inspected sterile manufacturing facility. We believe we will reach an agreement, within the first half of 2016, with potentially two large Animal Health organizations to conduct contract manufacturing services which would generate revenues in 2016.

Adjusted EBITDAOI (a non-GAAP financial measure)

Adjusted EBITDAOI is a non-GAAP measure used by our directors and senior executives to evaluate the performance of individual segments and our overall performance by assessing the results of our underlying operations prior to considering certain income statement elements and investing activities. A description of Adjusted EBITDAOI and reconciliation to IFRS reported (Loss)/Income for the year ended December31, 2015 and 2014 are provided below under, “Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure).”

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014	Change	Change
		(unaudited)	$	%
Adjusted EBITDAOI	(17,694)	(8,343)	(9,351)	(112.1%)

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2015 vs. Year ended December 31, 2014

For the year ended December 31, 2015, adjusted EBITDAOI decreased by $9.4 million compared to the same period in 2014 as a result of the following:

☐	Revenues increased by $4.8 million, or 58%, for the period, (see “Revenues” analysis, above). Overall, we maintained a high product gross margin of 82.1%, which is a 3.6% improvement from 78.5% for the same period ended December 31, 2014;
☐	Cost of Goods Sold – Facility increased slightly as a result of additional headcount due to additional manufacturing output and preparation for Contract Manufacturing opportunities;
☐	As such, our Gross Margin increased by $3.8 million, or 240%;
Offset by;
☐	$5.8 million increase in Selling and Marketing expenses (see “Selling and Marketing Expenses” analysis, below);
☐	Regulatory and R&D expenses remained consistent with the prior period (see “Regulatory & R&D Expenses” analysis, below);
☐	$7.1million increase in Administration expenses, primarily a result of:
o	increased headcount and external costs to support a substantially larger Commercial R&D organization in the US;
o	increased compliance, regulatory and statutory costs associated with being a public company following our IPO in June 2014; and
o	share-based compensation related to stock options and RSUs issued to employees and directors.

Costs of Goods Sold

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	Change $	Change %
Cost of Goods Sold
Cost of Goods Sold - Product	2,368	1,796	572	31.8%
% of revenues	17.9%	21.5%
Cost of Goods Sold - Facility	5,378	4,967	410	8.3%
% of revenues	40.8%	59.4%
Cost of Goods Sold - Total	7,746	6,763	983	14.5%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2015 vs. Year ended December 31, 2014

Costs of Goods Sold – Product

Costs of Goods Sold – Product represents the direct manufacturing costs of the products we sold. These costs increased by $0.6 million, or 31.8%, for the year ended December 31, 2015, compared to the same period in 2014. This was due to $4.8 million in additional sales in 2015 compared to 2014. Our product gross margin continued to improve throughout 2015, increasing 3.6% to 82.1% compared to 78.5% for the twelve months ended December 31, 2014.

Year ended December 31, 2015 vs. Year ended December 31, 2014

Costs of Goods Sold – Facility

Cost of Goods Sold - Facility reflects the costs associated with our manufacturing facility. The increase in operational costs, $0.4 million, was due to two additional headcount added in 2015as a result of higher volumes and in anticipation of 2016 contract manufacturing opportunities, partially offset by increased production resulting in a higher overhead recovery in 2015 as compared to the same period in 2014. As a result of increase production output and higher sales in 2015, Cost of Goods Sold – Facility as a percentage of revenue decreased to 40.8%, compared to 59.4% for the same period in 2014.

Selling and Marketing Expenses

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	Change $	Change %
Selling and Marketing Expenses	11,777	5,999	5,778	96.3%
% of revenues	89.4%	71.8%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2015 vs. Year ended December 31, 2014

Selling and Marketing expenses increased $5.8 million, or 96.3%, for the year ended December 31, 2015 compared to the same period in 2014 as a result of the expansion of our U.S. commercial presence in both our Production Animal and Companion Animal business segments and unfavorable foreign exchange variances of approximately 9%. With the results of our Zydax efficacy study, we recruited a 50-person national Companion Animal sales and marketing team and associated support functions to launch Glyde Chews and FETCH in the U.S. in September 2015.

In 2015 we also expanded our U.S. Production Animal infrastructure by adding a seventh Territory Manager and enhancing our marketing leadership and support functions of our U.S. Production Animal sales team. In addition to utilizing this infrastructure for the launch of our newly developed mySYNCH program in 2015, this team is also responsible for marketing our future product pipeline candidates GONADOPRO and PAR061 in future years, if approved by the FDA.

In the future, we expect our current sales and marketing capability will enable us to take advantage of growth opportunities through market share acquisition in our new and existing markets and through category expansion from the potential registration of our product candidates while further leveraging our infrastructure and resources now in place.

Regulatory and R&D Expenses

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	Change $	Change %
Regulatory and R&D Expenses	882	846	36	4.3%
% of revenues	6.8%	10.1%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2015 vs. Year ended December 31, 2014

Regulatory spending increased slightly for the year ended December 31, 2015 as compared to the same period in 2014. The small increase was primarily from additional staffing to support our new product filings. All development costs directly associated with the Zydax studies and development work during the year ended December 31, 2015 and 2014 have been capitalized.

We believe our R&D processes are cost and time efficient, and are sufficiently precise to determine the feasibility of prospective products. This approach affords us the ability to both progress our current portfolio of pipeline candidates while simultaneously pursuing in-licensing opportunities throughout the remainder of 2015.

Administration Expenses

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	Change $	Change %
Administration Expenses	11,940	4,794	7,146	149.1%
% of revenues	90.7%	57.3%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2015 vs. Year ended December 31, 2014

Administration expenses increased $8.9 million, or 149.0%, in the year ended December 31, 2015, compared to the same period in 2014. The increase relates to:

o	increased headcount and external costs to support a substantially larger Commercial R&D organization in the US;
o	increased compliance, regulatory and statutory costs associated with being a public company following our IPO in June 2014;
o	Unfavorable foreign currency exchange of approximately 9%; and
o	share-based compensation related to stock options and RSUs issued to employees and directors of approximately $0.6 million

Finance Costs and net foreign exchange losses on borrowings

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	Change $	Change %
Finance costs	1,285	5,912	(4,627)	(78.3%)
Net foreign exchange losses on borrowings	-	1,022	(1,022)	(100.0%)

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2015 vs. Year ended December 31, 2014

Total finance costs and net foreign exchange losses on borrowings decreased $5.6 million, or 81.5%, for the year ended December 31, 2015 compared to the same period in 2014.

Finance costs decreased in 2015 predominantly due to the pay down of our previously held $US25 million senior debt facility. This facility was in place in the first six months of 2014 but was repaid from the proceeds of our initial public offering, or IPO, in June 2014. Further, we incurred non-recurring expenses of $0.3 million in 2014 associated with our IPO.

At the commencement of the year ended December 31, 2015, the Company held outstanding debt related to the 2013 Parnell Bonds of $4.3 million, $1.5 million of which were settled in cash during the period and the remaining balance of $2.9 million was extended for a further twelve months on the same terms. In addition, the Company entered into a debt agreement to obtain a $USD11.0 million term loan on June 15, 2015, resulting in approximately $0.7 million in finance related costs during the full year ended December 31, 2015.

We did not incur foreign exchange losses on borrowing during the year ended December 31, 2015 as the outstanding borrowings consist of the 2013 Parnell Bonds which are denominated in Australian dollars and the term loan is a U.S. dollar loan held in a U.S. dollar entity.

Other Income

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December, 2014 (unaudited)	Change $	Change %
Other Income	6,725	5,615	1,110	19.8%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2015 vs. Year ended December 31, 2014

Other Income increased $1.1 million, or 19.9%, for the year ended December 31, 2015 as compared to year ended December 31, 2014.

The increase in other income was primarily driven by management’s re-assessment of contingent provisions associated with supplier obligations. As of June 30, 2015 management determined that a provision was no longer necessary resulting in $2.6 million (2014: $Nil) being recorded in other income. This was partially offset more favorable exchange gains in 2014 as compared to 2015.

Income Tax Expense

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	Change $	Change %
Income Tax Expense	2	2,983	(2,981)	(99.9%)

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2015 vs. Year ended December 31, 2014

The income tax expense recorded in the consolidated statement of comprehensive loss decreased approximately $3.0 million during the year ended December 31, 2015 as compared to the same period in the prior year.

During 2014, management evaluated the evidence bearing upon the potential realization of its deferred tax assets, which primarily consist of net losses carried forward. Based on the analysis, management determined that the Company will not utilize certain tax benefits and accordingly derecognized approximately $3.0 million of deferred tax assets. The elements of unrecognized future tax benefits will be assessed by management going forward and potentially recorded at a point in which management believes they will be utilized.

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

The executive directors are our chief operating decision makers (“CODMs”) and use the revenues and the segment results (Adjusted EBITDAOI) of the four segments, among other factors, for performance evaluation of both the individual segments and the overall business, as well as for the allocation of resources.

The independent directors and the CODMs believe that Adjusted EBITDAOI represents the results of our underlying operating segments prior to considering certain income statement elements and certain other significant items, which are not directly associated with the activities of the operating segment. We measure our overall performance on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted EBITDAOI measure is utilized:

●	Senior management receives a monthly analysis of our operating results that are prepared with this Adjusted EBITDAOI measure included;
●	The operating segments of our annual budgets are prepared on an Adjusted EBITDAOI basis; and
●	It is used in other goal-setting and performance measurements.

Despite the importance of this measure to directors and the CODM in goal setting and performance measurement, Adjusted EBITDAOI is a non-GAAP financial measure that has no standardized meaning prescribed by IFRS and, therefore, has limitations in its usefulness to investors. Because of its non-standardized definition, Adjusted EBITDAOI, unlike other GAAP measures, may not be comparable to the calculation of similar measures of other companies. Adjusted EBITDAOI is presented to communicate to investors how management currently assesses performance, primarily of our operating segments.

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

Certain significant items

Adjusted EBITDAOI is calculated based on the profit/(loss) for the period, by adding back depreciation and amortization and by removing three significant items:

●	Net foreign exchange losses/(gains) associated with the translation of foreign currency-denominated indebtedness over time, which are considered to be a direct result of financing activities that are dependent upon fluctuations in foreign currency rates;
●	Other income, which typically includes income from the sale of assets, adjustments to provisions or research and grant income received; and
●	Certain transactions and events where expenses associated with the capital structure of the Company or with certain significant purchase accounting items that result from business combinations and/or asset acquisitions and divestments.

Reconciliation of Adjusted EBITDAOI

A reconciliation of Adjusted EBITDAOI to Loss for the year ended December 31, 2015 and 2014, as reported under IFRS, is as follows:

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	Change $	Change %
Loss for the period	(13,735)	(14,345)	610	(4.3%)
Income tax expense	2	2,982	(2,980)	(99.9%)
Transaction related costs	-	352	(352)	(100.0%)
Depreciation and amortization expense	1,479	1,349	130	9.6%
Finance costs	1,285	5,912	(4,627)	(78.3%)
Net foreign exchange losses on borrowings	-	1,022	(1,022)	(100.0%)
Other Income	(6,725)	(5,615)	(1,110)	19.8%
Adjusted EBITDAOI	(17,694)	(8,343)	(9,351)	112.1%

Certain amounts and percentages may reflect rounding adjustments.

Analysis of the consolidated statements of cash flows

	(AUD$ in thousands)
	Year ended
	December 31, 2015	December 31, 2014 (unaudited)
Cash provided by/(used in):
Operating activities	(16,417)	(16,253)
Investing activities	(7,881)	(2,896)
Financing activities	12,089	31,008
Net increase in cash and cash equivalents held	(12,208)	11,859

Operating Activities

Year ended December 31, 2015 vs. Year ended December 31, 2014

Our net cash outflow from operating activities was $16.4 million for the year ended December 31, 2015 compared to $16.2 million in 2014. The outflow in operating cash flows during 2015 was primarily attributed to:

●	$28.5 million outflow associated with (1) the running of our operations as a result of our increased investment in our commercial infrastructure in the US; (2) the fixed costs associated with the unutilized capacity within our manufacturing facility; (3) $1.2 million in financing costs.
●

The aforementioned cash outflows were offset by an inflow due to (1) $12.5 million in sales revenue collected during the period; and (2) collections of R&D tax incentives related to operating activities during the year of $0.8 million.

Cash generated by operating activities fluctuates with changes in net income, non-cash items, such as foreign exchange, share-based compensation and depreciation and working capital.

Investing Activities

Year ended December 31, 2015 vs. Year ended December 31, 2014

Our net cash used in investing activities was $7.9 million for the year ended December 31, 2015 compared to $2.9 million in 2014, due to significant investment made in the pivotal efficacy clinical trial and Active Product Ingredient (API) development for Zydax, $5.4 million during the period, continued investment in the development of our digital technology platforms, mySYNCH and FETCH, $1.6 million, development of product pipeline, $0.4 million, and the establishment of our new offices in Overland Park, KS and refurbishment of our Australian offices and manufacturing facility improvements, $1.7 million. These were partially offset by the $1.7 million in receipts related to R&D government (or tax) Incentives.

Financing Activities

Year ended December 31, 2015 vs. Year ended December 31, 2014

Cash provided by financing activities for the year ended December 31, 2015 was $12.1 million compared to $31.0 million in 2014, attributable to:

☐	Net proceeds from a term loan secured in June 2015 of USD$11 million (AUD$13.6 million, net of borrowing costs); and offset by
☐	Repayment of $1.5 million on 2013 Parnell bonds

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

The following discussion and analysis of our consolidated results of operations for the six months ended December 31, 2014 and 2013 should be read along with our consolidated financial statements and the notes thereto, which reflect the results of operations of the business for the six months ended December 31, 2014

Note: we previously announced results for our fiscal year ended June 30, 2014, and comparative periods. We transitioned to report our results on a calendar year basis (ended December 31, 2014), and as such we are reporting herein audited results for the six-months from July 1, 2014 to December 31, 2014, and the comparative period for 2013 derived from our unaudited results.

.

	(AUD$ in thousands, except percentages)
	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Revenues
Companion Animal	542	654	(17%)
Production Animal - U.S.	1,189	643	85%
Production Animal - Rest of World	1,932	1,546	25%
Manufacturing Operations	-	-	n/a
Total Revenues	3,663	2,843	29%

Certain amounts and percentages may reflect rounding adjustments.

Revenues

Revenues - Overview

Total revenue increased by $0.8 million (29%) for the six months ended December 31, 2014, compared to the same period in 2013. This indicates strong revenue growth in the second half of 2014.

Global revenues by operating segment were as follows:

	(AUD$ in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Revenues
Companion Animal	542	654	(17%)
Production Animal - U.S.	1,189	643	85%
Production Animal - Rest of World	1,932	1,546	25%
Manufacturing Operations	-	-	n/a
Total Revenues	3,663	2,843	29%

Certain amounts and percentages may reflect rounding adjustments.

Revenues - Segments

Companion Animal segment

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Sales in 2014 were affected by the carry-over effects (into early 2014) of stock outages of Zydax due to the transition to a new API supplier that occurred throughout 2013 and into 2014. Specifically we were able to supply the market with product in late 2013 but only for a limited period before an additional delay in supply in the first four months of 2014. The result of this was that our customers purchased larger quantities of product, at normal, commercial terms and conditions, in late 2013 in advance of the stock outage. Most importantly, the API supply for Zydax has now been fully resolved with Lonza producing sufficient quantities of API in the second half of 2014 to last well into 2015. We also expect full commercial supply of API to be readily available in time for anticipated launches in the U.S. and Europe in 2016.

Due to these variations in availability of stock year on year, total Companion Animal sales for the six months ended December 31, 2014 decreased by $0.1 million (17%) compared to the six months ended December 31, 2013.

Glyde sales were flat (up 1%) in calendar year 2014 compared to 2013 largely due to the delayed launch of Glyde Chews, which was initially expected in the second-half of 2014. We did not launch Glyde Chews until Spetember 2015.

Zydax sales increased 18%, or $0.1 million, for the full calendar year of 2014 over calendar year 2013. Whilst this is encouraging, it is also fewer sales than we expected to achieve and was caused by supply challenges in 2013 and early 2014. Availability of API for the Australian market has now been fully resolved given the successful scale up of manufacturing of API by Lonza. Lonza produced three commercial-scale batches in the second half of 2014, which will provide ample API for the Australian market. We also expect that Lonza will produce large quantities of Zydax API in preparation for our anticipated U.S. and European launches in 2016 upon gaining approval.

Since 2012 we have operated the Australian Companion Animal business with two Territory Managers and a Sales and Marketing Associate. In 2015, we established two additional territory managers in Victoria and Queensland which we expect will increase the number of new clinics we can target to adopt FETCH (our digital technology we provide to vet clinics to manage their osteoarthritis franchise, formerly known as iKAM) and our osteoarthritis products. We have also established a new role of Sales & Marketing Director – ANZ who is responsible for the commercial operations of Australia and New Zealand. This role will further enhance our leadership presence in the Australia and New Zealand markets following the move of our corporate headquarters to the USA in 2012.

Production Animal - U.S. segment

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Sales from Parnell to distributors (ex-Parnell) increased in the six months ended December 31, 2014, compared to the same period in 2013 by $0.5 million, or 85%, to $1.2 million. Furthermore, ex-Parnell sales increased in the second half of 2014 compared to the first half by $0.2 million, or 18%, showing continued growth in the U.S. Production Animal market.

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

Adjusted EBITDAOI (a non-GAAP financial measure)

A reconciliation to IFRS reported (Loss)/Income for six months ended December 31, 2014 and 2013 are provided below - “Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure).”

	(AUD$ in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Adjusted EBITDAOI	(4,791)	(2,798)	(71%)

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

For the six months ended December 31, 2014, adjusted EBITDAOI decreased by $2.0 million compared to the same period in 2013.

☐	Revenues increased by $0.8 million for the period and a resultant increase in Cost of Goods Sold - Product of $0.2 million contributing to a net increase in product gross margin of $0.6 million (see Revenue analysis above and Cost of Goods Sold - Product analysis below). Overall, we maintained a high product gross margin of 74% to revenue, which was in line with the same period ended December 31, 2013;
☐	We saw a small increase in our Cost of Goods Sold – Facility of $0.2 million due to a slight reduction in manufactured volumes during the period, attributing to a reduction in absorption of manufacturing overheads (see Cost of Goods Sold – Facility analysis below);
☐	$0.5 million increase in Selling and Marketing expenses as we continue to increase our commercial presence in the U.S. following our successful IPO in June 2014 (see Selling and Marketing expense analysis below),
☐	$0.3 million increase in Regulatory and R&D expenses primarily due to an increase in R&D activities associated with our pipeline candidate products following our IPO (See Regulatory & R&D expense analysis below); and
☐	$1.8 million increase in Administration expenses, primarily as a result of increased headcount and external costs to support a substantially larger Commercial and R&D organization in the U.S. and increased compliance, regulatory and statutory costs associated with being a public organization following our successful IPO in June 2014 (see Administration expense analysis below).

Costs and expenses

Cost of Goods Sold - Total

	(AUD$ in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Cost of Goods Sold - Total
Cost of Goods Sold - Product	887	731	21%
% of revenues	24%	26%
Cost of Goods Sold - Facility	2,457	2,267	8%
% of revenues	67%	80%
Cost of Goods Sold - Total	3,344	2,997	24%

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

	(AUD$ in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Selling and Marketing expenses	2,448	1,923	27%
% of revenues	67%	68%

Certain amounts and percentages may reflect rounding adjustments.

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Selling and marketing expenses increased $0.5 million, or 27%, in the six months to December 31, 2014, compared to the same period in 2013, as a result of increased employee headcount and related costs associated with the continued sales and marketing of our reproductive hormones in the U.S. During the period we added two additional territory managers in our U.S. Production Animal business unit as we continue to increase our footprint in this market and increase our market share. Furthermore, late in Q4, 2014, we added two additional personnel to commence the establishment of our Companion Animal commercial team in the U.S.

Regulatory & R&D expenses

	(AUD$ in thousands, except percentages)
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

Over the last several years, we have focused heavily on progressing Zydax and, before that, on obtaining the approval for our reproductive hormones in the U.S. and Canada. In the second half of 2014, we started to again focus on our pipeline products, and we expect to invest heavily in the development of these six products in 2015.

Administration expenses and transaction related costs

	(AUD$ in thousands, except percentages)
	6 months Ended	6 months Ended
	December 31, 2014	December 31, 2013 (unaudited)	v%
Administration expenses	3,042	1,267	140%
% of revenues	83%	45%

Certain amounts and percentages may reflect rounding adjustments.

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

Administration expenses increased $1.8 million, in the six months ended December 31, 2014, compared to the same period in 2013, primarily as a result of increased headcount and external costs to support a substantially larger Commercial and R&D organization in the U.S. and increased compliance, regulatory and statutory costs associated with being a public organization following our successful IPO in June 2014.

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

	(AUD$ in thousands, except percentages)
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

	(AUD$ in thousands, except percentages)
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

	(AUD$ in thousands, except percentages)
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

At December 31, 2014, the Company had a potential tax benefit related to tax losses carried forward of $7.7 million. Such amount includes net losses of $4.0 million related to subsidiaries in the U.S. that would expire after 20 years, starting in 2032 (recognized at a tax rate of 35%). The remaining tax losses carried forward of $3.7 million are indefinite and are attributable to the Company’s operations in Australia (recognized at a tax rate of 30%), of which $1.7 million relate to transaction costs and are directly recorded to equity. As such, the total unused tax losses available to the Company equal $39.0 million.

Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure)

Reconciliation of Adjusted EBITDAOI

A reconciliation of Adjusted EBITDAOI to Loss for the six month periods ended December 31, 2014 and 2013, as reported under IFRS, is as follows:

	(AUD$ in thousands, except percentages)
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

	(AUD$ in thousands)
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

Investing activities

Six Months ended December 31, 2014

Our net cash inflow from investing activities was $1.8 million for the six months ended December 31, 2014, due to investment made in the commercial scale-up of the API for Zydax and the commencement of the Zydax efficacy trial during the period, in addition to continued investment in the development of our digital technology platforms, mySYNCH and FETCH (formerly known as iKAM) and the establishment of our offices in Kansas City, KS.

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

The following discussion and analysis of our consolidated statements of operations for the years ended June 30, 2014 and 2013 should be read along with our consolidated financial statements and the notes thereto, which reflect the results of operations of the business for the periods presented.

	($AUD in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Revenues	7,543	9,538	(21%)
Cost of sales - Product	1,641	1,832	(10%)
Cost of sales - Facility	4,776	3,809	25%
Cost of Sales - Total	6,418	5,642	14%
Gross Margin	1,125	3,896	(71%)
Selling and Marketing expenses	5,475	3,341	64%
Regulatory expenses	586	139	322%
Administration expenses	2,667	1,904	40%
Transaction Related Costs	352	-	100%
Finance Costs	7,262	2,840	156%
Net foreign exchange losses on borrowings	1,384	2,027	(32%)
Other income/(expense)	2,248	2,203	2%
Income/(loss) before income tax (expense)/benefit	(14,353)	(4,151)	(246%)
Income tax (expense)/benefit	(2,980)	673	(543%)
(Loss)/income for the period	(17,733)	(3,478)	(398%)
Other comprehensive income/(loss) for the period, net of tax	(517)	(32)	(1,513%)
Total comprehensive income/(loss) for the period	(17,851)	(3,510)	(413%)

Certain amounts may reflect rounding adjustments.

Fiscal Years ended June 30, 2014 vs. June 30, 2013

Revenues

Revenues — Overview

Fiscal Year 2014 (year ended June 30, 2014) vs. Fiscal Year 2013 (year ended June 30, 2013)

Total revenues declined $2.0 million, or 21%, in fiscal year (FY) 2014 compared to FY2013 primarily due to the timing of the launch of our reproductive hormones in the U.S. in FY2013 and the resultant inventory build with distributors prior to June 30, 2013. Distributors purchased $3.7 million of estroPLAN and GONAbreed in the 4 months following launch (Feb 2013 – Jun 2013) in order to build-up inventory levels in the distribution channel. This initial inventory build by distributors carried over into FY2014 resulting in lower ex-Parnell sales (sales from Parnell to distributors) in FY2014 compared to FY2013. However, our in-market sales (sales from distributors to veterinarians and dairy producers) have increased significantly in FY2014 compared to FY2013. The inventory build of FY2013 has been eliminated and as such ex-Parnell sales in the U.S. will match the in-market sales growth we are seeing.

Other areas of the business performed well:

•	Production Animal – Rest of World sales increased by $0.4 million, or 10%, following growth in Australian reproductive hormone sales of 14%, New Zealand reproductive hormone sales of 22% and other markets increasing 6% (See Production Animal – Rest of World segment revenue analysis). Furthermore, reproductive hormone sales in the second-half of FY2014 compared to the second-half of FY2013 increased in Australia, New Zealand and other international markets by 31%, 59% and 68% respectively as a result of a significant focus on sales growth in these markets.

•	Our Companion Animal segment also continues to grow in Australia 7 years after launch and with a highly efficient sales footprint. Glyde sales increased by $0.1 million, or 9% in FY2014 compared to FY2013. In the second-half of 2014 there was 29% growth in total Companion Animal segment over the same period in FY2013 following the successful re-launch of Zydax in Australia in April 2014.

•	Zydax had been out of stock for the first seven months of FY2014 due to the failure of the API supplier. With Lonza now completing the technology transfer and commercial scale production of API this issue has been resolved. As testament to the brand loyalty to Zydax and the effectiveness of the dual-joint care sales model (See Companion Animal segment revenue analysis) we experienced strong sales growth in the second-half of FY2014 (when Zydax was back in stock) of 25% compared to the same period in 2013. Overall sales for Zydax decreased $0.2 million in FY2014 compared to FY2013.

•	Our sales from contract manufacturing operations decreased $0.2 million in FY2014 due to the completion of certain contract manufacturing activities that was part of a deal in March 2012 where we divested our legacy products (See Manufacturing Operations segment revenue analysis).

Global revenues by operating segment were as follows:

	($AUD in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Revenues
Companion Animal	1,503	1,638	(8%)
Production Animal - U.S.	1,647	3,662	(55%)
Production Animal - Rest of World	4,393	4,004	10%
Manufacturing Operations	-	234	(100%)
Total Revenues	7,543	9,538	(21%)

Certain amounts and percentages may reflect rounding adjustments.

Revenues — Segments

Companion Animal segment

Fiscal Year 2014 vs. Fiscal Year 2013

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Companion Animal Revenues	1,503	1,638	(8%)
Total Companion Animal Revenues	1,503	1,638	(8%)

Certain amounts and percentages may reflect rounding adjustments.

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

Glyde and Tergive sales increased 9% and 23% respectively in FY2014 compared to FY2013 with Glyde sales increasing 33% in the second-half of FY2014 compared to the same period in 2013. We believe this was due to the return of Zydax which provided us the ability to market our ‘Dual Joint Care’ program effectively through the iKAM (now called FETCH) platform.

Production Animal — U.S. segment

Fiscal Year 2014 vs. Fiscal Year 2013

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Production Animal - U.S.	1,647	3,662	(55%)

Total Production Animal - U.S. Revenues	1,647	3,662	(55%)

Certain amounts may reflect rounding adjustments.

Production Animal — U.S. segment revenues decreased by $2.0 million, or 55% in FY2014 compared to the same period in FY2013. After the approval of estroPLAN and GONAbreed in the U.S. in February 2013, we launched our new products and distributors purchased $3.7 million of product through to June 30, 2013 to build-up inventory both in the distribution channel and veterinarian channel. For FY2014 sales totaled $1.6 million ex-Parnell which was based on re-purchases by Distributors from Parnell. From an ‘in-market’ sales perspective, our sales increased from $0.3 million for the period Feb-Jun 2013 to $2.1 million for FY2014. Most notably we saw acceleration in our market share acquisition with the month of June 2014 reaching 5.1%, at the time our highest month since launch.

Within our most established territories (where we launched first) in the North East and West, our market shares reached 8.7% and 8.9% respectively. Subsequent to the end of the financial year, we have established two more territories in the large dairy regions of Minnesota, Wisconsin and surrounding states. Our market share in this region as at June 30, 2014 was only 1.6%.

Certain amounts may reflect rounding adjustments.

Production Animal — Rest of World segment

Fiscal Year 2014 vs. Fiscal Year 2013

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Production Animal - Rest of World Revenues	4,393	4,004	10%
Total Production Animal - R.O.W Revenues	4,393	4,004	10%

Certain amounts may reflect rounding adjustments.

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

Adjusted EBITDAOI (a non-GAAP financial measure)

A reconciliation to IFRS reported (Loss)/Income for the years ended June 30, 2014, 2013 and 2012 are provided below under – “Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure)”

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Adjusted EBITDAOI	(6,349)	(488)	(1,200%)

Fiscal Year 2014 vs. Fiscal Year 2013

In FY2014, adjusted EBITDAOI decreased by $5.9 million compared to FY2013. Revenues decreased by $2.0 million for the period and Cost of Sales — Product decreased by $0.2 million) contributing to a net reduction in product gross margin of $1.8 million (see Revenue analysis above and Cost of Sales — Product analysis below). Overall, we maintained a high product gross margin of 78% compared to 81% in FY2013, with the slight reduction year on year attributable to a product mix variance (see Cost of Sales – Product analysis below).

In the second half of FY2013, subsequent to our successful FDA inspection of our manufacturing facility, we officially completed commissioning works and thus commenced operating the manufacturing facility as a full commercial operation. Previously, much of the expenditure relating to the manufacturing facility was capitalized to the related fixed assets. As such, the operational costs of running our facility increased by $1.0 million in FY2014 as compared to FY2013 (see Cost of Sales — Facility analysis below). However with 75% available capacity in this facility we expect to extract improved value from this fully operational asset by exploring contract manufacturing opportunities and by increasing revenues of our own products and seeking approval of our product candidates into the future.

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

Costs and expenses

Cost of sales — Total

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Cost of Sales - Total
Cost of sales - Product	1,641	1,832	(10%)
% of revenues	22%	19%
Cost of sales - Facility	4,776	3,809	25%
% of revenues	63%	40%
Cost of Sales - Total	6,418	5,642	14%

Certain amounts and percentages may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Cost of sales — Product

Cost of sales — Product represents the direct manufacturing costs of the products we sold. This cost decreased $0.2 million, or 10%, in FY2014 compared to FY2013, due to a mix variance of products sold during this period. During FY2013, sales of estroPLAN in Canada and sales of Zydax in Australia equated to 29% of total sales for the period and for the same period 2014, these sales equated to 22% of total revenues. Both of these products generate a greater gross margin than sales of estroPLAN and GONAbreed into Asia and the Middle East, which represented 8% of total sales in FY2013 and 24% of total sales for the same period in FY2014. As such, Cost of sales — Product as a percentage of revenue increased from 19% in FY2013 to 22% during the same period in FY2014 as a result of a greater portion of sales coming from our lower margin geographies and products.

Fiscal Year 2014 vs. Fiscal Year 2013

Cost of sales — Facility

The increase in Cost of sales — Facility reflect the fact that our new manufacturing facility is currently operating with 75% spare capacity resulting in unrecovered overhead costs. These costs increased $1.0 million, or 25%, in FY2014 compared to FY2013 due to operating our facility for the entire year in FY2014. In FY2013, much of the expenditure attributable to the manufacturing facility was related to commissioning the new facility and was hence capitalized to the related fixed asset. In FY2014, the increase in operational running costs of our facility was due to a $0.7 million increase employee costs from additional headcount to operate the facility, and a $0.2 million reduction in absorption of manufacturing overhead costs resulting from a lower number of units produced FY2014. The lower number of units produced was due to the manufacturing of a higher level of inventory in the period January to March 2013 in preparation for the launch of our reproductive hormones in the U.S. market. With 75% available capacity in this facility we expect to continue to augment this fully operational infrastructure by exploring contract manufacturing opportunities into the future.

Selling and Marketing expenses

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Selling and Marketing expenses	5,475	3,341	64%
% of revenues	73%	35%

Certain amounts and percentages may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Selling and marketing expenses increased $2.1 million, or 64%, in FY2014 compared to the same period in FY2013, as a result of increased employee headcount and related costs associated with the launch of our reproductive hormones in the U.S. FY2014 included the costs of implementing and running our U.S based sales and marketing operation, which resulted in increased employee and associated costs of $1.4 million, increased advertising and promotion costs of $0.3 million, increased travel related costs of $0.2 million and an increase of $0.1 million in depreciation and amortization expense (development costs for the U.S. reproductive hormones had been capitalized under IFRS and as a result upon approval amortization of these capitalized expenses commenced).

Regulatory and R&D expenses

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Regulatory & R&D expenses	586	139	322%
% of revenues	8%	1%

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

Administration expenses

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Administration expenses	2,667	1,904	40%
% of revenues	35%	20%

Certain amounts and percentages may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Administration expenses increased $0.8 million, or 40%, in FY2014 compared to the same period in FY2013, as a result of $0.4 million of transaction costs associated with the IPO, an $0.2 million increase in professional, insurance and audit fees and a $0.2 million increase in depreciation and amortization cost.

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

Finance Costs and Net foreign exchange losses on borrowings

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Finance Costs	7,262	2,840	156%
Net foreign exchange losses on borrowings	1,384	2,027	(32%)

Certain amounts and percentages may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Total Finance costs and Net foreign exchange losses on borrowings increased $3.8 million, or 78% in FY2014 compared to FY2013.

Finance costs increased by $4.4 million due to:

•	$0.8 million in higher interest costs from an increased utilization of our senior line-of-credit, which was a revolver facility, compared to FY2013 and the interest costs associated with the $4.3 million raised from the 2013 Parnell Bonds issued between February 2013 and September 2013.

•	$1.3 million was incurred due to an increase in financing expense in FY2014 as a result of the costs associated with the repayment of our previous senior debt facility with Partners For Growth, LLC.

•	A further, $2.3 million in financing costs was paid in relation to the debt facility raised from SWK Holdings LLC in FY2014. $0.4 million relating to the first three months of the facility and $1.9 million in at the termination of the loan, as per the terms of the agreement, following our successful IPO.

which was partially offset by a decrease in foreign exchange losses on borrowings of $0.6 million. The decrease in foreign exchange losses in FY2014 compared to FY2013 was a result of our U.S denominated indebtedness being impacted by the year on year foreign exchange movement of the U.S. dollar as compared to the Australian dollar. As at June 30, 2014, all our U.S denominated indebtedness has been repaid so no foreign exchange losses on borrowings will be incurred unless we decide to enter into further foreign currency denominated loan facilities or instruments

Other income

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Other income	2,248	2,203	2%

Certain amounts may reflect rounding adjustments.

Fiscal Year 2014 vs. Fiscal Year 2013

Other income was flat in FY2014 compared to FY2013 due to:

•	an increase in unrealized foreign exchange gains on intergroup balances of $1.5 million in FY2014 compared to FY2013, relating to the transfer of certain intergroup balances from our Australian group to our U.S group following the refinancing of our senior debt facility with SWK Holdings LLC in January 2014;

which was partially offset by:

•	a reduction in research and development incentives of $0.7 million ($0.3 million was received in FY2014 compared to $1.0 million in FY2013) as a result of reduced eligible expenditure on research and development projects during this period due to the focusing our investment expenditure in FY2014 on the launch of our newly approved reproductive hormones in the U.S market;

•	a reduction in grants received from the Kansas State Government of $0.4 million (see below);

•	a reduction in fair value gains recorded on derivatives of $0.3 million in FY2014 compared to FY2013 due to the extinguishing of warrants with our senior debt facilities during the year.

Income Tax Benefit/(Expense)

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
Income tax (expense)/benefit	(2,980)	673	(543%)

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

See Notes to Consolidated Financial Statements — Note 2 (e). Income Tax for further details on the accounting treatment of income tax expense and benefits.

Fiscal Year 2014 vs. Fiscal Year 2013

The income tax expense recorded of $3.0 million in FY2014 related entirely to the movement in deferred tax due to the group no longer recognizing certain carried forward tax losses, based upon the projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse.

Tax losses carried forward

During 2014, management evaluated the evidence bearing upon the realizability of its deferred tax assets, which primarily consist of net losses carry forward. Management considered the facts that the Group has historically been able to generate income, considered the future forecasts and investment costs of pipeline products, the non-recurring expenses incurred with the development of an FDA approved manufacturing facility, and the costs completing an initial public offering and other tax planning strategies. Based on the analysis management determined that the Group will not utilize $5.5 million of tax losses in the short term and accordingly did not record this amount as a deferred tax asset at June 30, 2014. This element of unrecognized future tax benefits will be assessed by management going forward and maybe recorded at a point in which management believes they will be utilized.

At June 30, 2014, the Group had total tax losses carried forward of $6.5 million. Such amount includes net losses of $2.6 million related to subsidiaries in the U.S. which would expire after 20 years starting in 2032 (recognized at a tax rate of 35%). The remaining tax losses carried forward of $3.9 million are indefinite and are attributable to the Group’s operations in Australia (recognized at a tax rate of 30%), of which $1.5 million relate to transaction costs and are directly recorded to equity. As such, the total potential tax losses available to the Group, equal $20.6 million.

Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure)

Reconciliation of Adjusted EBITDAOI

A reconciliation of Adjusted EBITDAOI to (Loss)/Income for the years ended June 30, 2014 and 2013, as reported under IFRS, is as follows:

	(in thousands, except percentages)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013	v%
(Loss)/income for the period	(17,333)	(3,478)	(398%)
Income tax expense	2,980	(673)	(543%)
Transaction Related Costs	352	-	100%
Depreciation and Amortization expense	1,254	999	25%
Finance Costs	7,262	2,840	156%
Net foreign exchange losses/(gains) on borrowings	1,384	2,027	(32%)
Other income	(2,248)	(2,203)	2%
Adjusted EBITDAOI	(6,349)	(488)	(1,200%)

Certain amounts and percentages may reflect rounding adjustments.

Analysis of the consolidated statements of cash flows

	(in thousands)
	Year Ended	Year Ended
	June 30, 2014	June 30, 2013
Cash provided by/(used in):
Operating activities	(11,456)	(2,981)
Investing activities	(483)	(2,414)
Financing activities	31,890	6,173
Net increase/(decrease) in cash and cash equivalents	19,952	778

Certain amounts and percentages may reflect rounding adjustments.

Operating activities

Fiscal Year 2014 vs. Fiscal Year 2013

Our net cash outflow from operating activities was $11.4 million in the twelve months ended June 30, 2014 compared to an outflow of $3.0 million for the same period in 2013. The increase in operating cash outflows was primarily attributable to:

•	the increase finance costs paid of $2.7 million, including the payment of borrowing costs associated with the establishment of our senior debt facility with SWK Holding, LLC and the final repayment of interest costs upon the repayment in full of this facility following the completion of our IPO on June 18, 2014;
•	a reduction in receipts from customers of $2.4 million in relation to our recorded reduction in sales for the fiscal year 2014 of $2.0 million, as explained above, and a slight increase in trade debtors of $0.4 million due to timing receipts being due. As per note 9 of our financial statements, the aging profile of our trade receivables has effectively remained the same as at June 30, 2014 compared to June 30, 2013.

•	a reduction in other receivables of $1.3 million in relation to a reduction in eligible expenditure on research and development projects during this period due to the group focusing our investment expenditure in FY2014 on the launch of our newly approved reproductive hormones in the U.S market; and
•	an increase in payments to suppliers and employees of $2.1 million due to increased headcount and costs of running our FDA-inspected sterile manufacturing facility of $1.0 million, an increase in the costs of our U.S. sales and marketing operation of $2.1 million, increased regulatory and administration costs of $0.8 million, and an increase in IPO related transaction costs of $0.4 million (as explained above), offset by an increase in trade and other payables and accrued expenses of $2.2 million as at June 30, 2014 compared to June 30, 2013.

Investing activities

Fiscal Year 2014 vs. Fiscal Year 2013

Our net cash inflow from investing activities was $0.5 million in FY2014 compared to an outflow of $2.4 million in FY2013. The decrease in investing activity cash flows was primarily attributable to:

•	a reduction in development costs of $0.7 million in FY2014, mainly due to our reproductive hormones receiving FDA approval in January 2013;
•	the increase in government R&D incentives received of $0.9 million in FY2014 primarily from our previous investment in the development of our U.S. hormones and manufacturing facility; and
•	a reduction in expenditure relating to the commissioning our of sterile manufacturing facility of $0.3 million following the facility being classified as acceptable by the FDA in January 2013.

Financing activities

Fiscal Year 2014 vs. Fiscal Year 2013

Our net cash generated from financing activities was $31.9 million in FY2014 compared to a $6.2 million in FY2013. The increase in net cash generated in FY2014 was primarily attributable to:

•

net proceeds of $48.0 million from the completion of our initial public offering on June 18, 2014, being $53.1 million (USD$50.0 million) gross proceeds less $5.1 million (USD$4.8 million) in fees and commissions paid associated with the raise. A further $0.6 million of fees have been accrued as at June 30, 2014 and paid in FY2015 (see discussion below under Liquidity and Capital resources);

•	net outflows from refinancing of bank loans and other debt facilities of $15.9 million in FY2014, made up of the net payment of bank loans of $9.3 million, net repayment of bonds issued of $4.3 million and the payment of $2.3 million associated with the buying back of warrants that were granted to our previous senior debt facility with Partners for Growth, LLC (see discussion below under Liquidity and Capital resources); and.
•	a reduction in dividends paid of $0.7 million (2014: $0; 2013: $0.7 million)

5.B. Liquidity and Capital Resources

Analysis of financial condition, liquidity and capital resources

As of December 31, 2015, we had cash and cash equivalents of $5.7 million.

The primary portion of our cash balance at December 31, 2015 is related to the proceeds from a term loan secured in June 2015. Such proceeds have been reserved for potential future strategic transactions, developing our current pipeline candidates and expanding our U.S. business and customer base. Management believes that the Company’s current available working capital is adequate to sustain its operations at current levels through at least the next twelve months.

During the year, we have expended more on investing activities, for the geographical expansion of our product portfolio, and further expansion of our U.S. presence than we have generated from our operating activities. Unless there is an increase in future revenues, our costs may continue to exceed our revenues, which could impact our liquidity and may also impact our ability to continue to invest in future product opportunities.

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

On January 11, 2016, we entered into a purchase agreement, and a registration rights agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”). Under the terms and subject to the conditions of the Lincoln Park Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $15,000,000 in amounts of ordinary shares of the Company, no par value (“Ordinary Shares”) as described below, subject to certain limitations, from time to time, over the 36-month period commencing on February 16, 2016. The Company may direct Lincoln Park, at its sole discretion and subject to certain conditions, to purchase up to 35,000 shares of Ordinary Shares on any business day, increasing to up to 55,000 shares depending upon the closing sale price of the Ordinary Shares (such purchases, “Regular Purchases”). However, in no event shall a Regular Purchase be more than $500,000. The purchase price of Ordinary Shares related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the Ordinary Shares is not below the threshold price as set forth in the Purchase Agreement. The Company may deliver multiple purchase notices to Lincoln Park so long as at least one (1) business day has passed since the most recent Regular Purchase was completed.

In addition, on February 23, 2016, the Company entered into an additional Securities Purchase Agreement with Lincoln Park Capital Fund, LLC. In recognition of Lincoln Park’s belief in the company and its potential long term value, and under the terms and subject to the conditions of the Securities Purchase Agreement, the Company will issue and sell to Lincoln Park, and Lincoln Park will purchase from the Company, at the closing (a) 175,000 ordinary shares at a price of $3.50 per share and (b) a Warrant to purchase up to an additional 150,000 ordinary shares (the “Warrant Shares”) for a purchase price of $5.00 per share. The Purchase Agreement and the Warrant contain customary representations, warranties, agreements and conditions. The Company expects that the net proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement and the Warrant will be used for general corporate purposes and working capital requirements.

Selected measures of liquidity and capital resources

Historically, we have obtained funding from equity, borrowings and cash provided by operating activities. The following shows our liquidity and capital resources as of the stated periods.

		(AUD$ in thousands)
	At December 31, 2015	At December 31, 2014	At June 30, 2014
Cash and cash equivalents	5,667	15,819	20,804
Trade and other receivables	7,227	4,825	3,411
Borrowings, including non-current portion	17,476	4,590	4,287
Ordinary Shares	55,343	55,343	55,343

Certain amounts may reflect rounding adjustments.

Trade receivables are usually collected over a period of less than 30 days following the due date of each invoice. Our collection of these receipts has historically been strong with bad debts totaling approximately $0.2 million, less than 0.5%, being written off in the last 5 years. In our consolidated statement of financial position as of December 31, 2015, we have no allowance for doubtful debts. While we believe, based on the historic profile of the collection of our account receivable amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile were to adversely change. Trade and other receivables increased in the year ended December 31, 2015, primarily due to an increase in other receivables of $2.2 million which relates to research and development tax incentives receivable from the Australian Taxation Office for the year ended December 31, 2015. Based on our planned investment, it is expected that as long as the research and development scheme is in place, future research and development tax incentives will be available, with an amount of $3.8 million recorded as receivable for the year ended December 31, 2015, compared to $0.9 million recorded as receivable for the year ended June 30, 2014 and $1.6 million recorded as receivable for the six months ended December 31, 2014. The $0.9 million receivable recorded as of June 30, 2014 was collected in February 2015.

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

The warrants stapled to the 2013 Parnell Bonds converted into 140,075 ordinary shares of the Company. Subsequent to this conversion, no further warrant obligations exist within the Company. The Company redeemed $1.5 million of these bonds during 2015 and extended the terms of the remaining outstanding bonds.

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

MidCap Term Loan

In June 2015, the Company entered into a non-dilutive $USD11 million term loan agreement with MidCap Financial. The Company intends to use the proceeds of the loan for the expansion of our Companion Animal sales team in the U.S.

The Term Loan has a 45-month term, being interest only for the first 18 months and straight-line amortization for the remaining 27 months. Parnell is able to extend the interest only period to the first 24 months of the term loan upon achieving certain revenue targets as stipulated in the agreement. Interest on the outstanding balance is payable monthly in arrears at an annual rate of the one month LIBOR plus 7.45% subject to a LIBOR floor of 0.50%, current rate of 7.95%. The Term Loan has no warrant coverage and is secured by substantially all of the Company's assets.

Covenants imposed by the lender include various customary negative covenants and require that the Company maintain various levels of trailing twelve-month revenues that increase over the term of the loan. As of December 31, 2015, and for the period from start of the loan to the period end date, the Company was in compliance with all covenants.

Lincoln Park Capital Fund

On January 11, 2016, the Company entered into the Lincoln Park Purchase Agreement and the Lincoln Park Registration Rights Agreement with Lincoln Park.

Under the terms and subject to the conditions of the Lincoln Park Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $15,000,000 in amounts of ordinary shares of the Company as described below, subject to certain limitations, from time to time, over the 36-month period commencing on February 16, 2016. The Company may direct Lincoln Park, at its sole discretion and subject to certain conditions, to purchase up to 35,000 shares of ordinary shares of the Company on any business day, increasing to up to 55,000 shares depending upon the closing sale price of the ordinary shares (such purchases, “Regular Purchases”). However, in no event shall a Regular Purchase be more than $500,000. The purchase price of ordinary shares of the Company related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the Ordinary Shares is not below the threshold price as set forth in the Purchase Agreement. The Company may deliver multiple purchase notices to Lincoln Park so long as at least one (1) business day has passed since the most recent Regular Purchase was completed.

As consideration for entering into the Purchase Agreement, the Company initially issued to Lincoln Park 47,746 ordinary shares of the Company and is required to issue up to 38,197 additional ordinary shares of the Company pro rata as the Company requires Lincoln Park to purchase the Company’s shares under the Lincoln Park Purchase Agreement over the term of the agreement. The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares to Lincoln Park. The Company expects that any proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement will be used for general corporate purposes and working capital requirements. No other matters or circumstances have arisen since the end of the financial period which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

In addition, on February 23, 2016, the Company entered into an additional Securities Purchase Agreement with Lincoln Park Capital Fund, LLC. In recognition of Lincoln Park’s belief in the company and its potential long term value, and under the terms and subject to the conditions of the Securities Purchase Agreement, the Company will issue and sell to Lincoln Park, and Lincoln Park will purchase from the Company, at the closing (a) 175,000 ordinary shares at a price of $3.50 per share and (b) a Warrant to purchase up to an additional 150,000 ordinary shares (the “Warrant Shares”) for a purchase price of $5.00 per share. The Purchase Agreement and the Warrant contain customary representations, warranties, agreements and conditions. The Company expects that the net proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement and the Warrant will be used for general corporate purposes and working capital requirements.

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

Future Funding Requirements

We generate free cash flow from our operating segments and in all cases, other than our contract manufacturing segment and U.S. Companion Animal business, our established business units are profitable. Our manufacturing facility is only operating at 25% capacity which means we do not recover approximately $4 million in overhead annually. We anticipate that in the future this will change as our own revenues (and hence manufacturing requirements) increase and as we pursue contract manufacturing. We have also invested in establishing our Companion Animal commercial infrastructure in the U.S. in anticipation of our Companion Animal product launches, and, as such, our expenditures on facilities, administration, and Companion Animal marketing and digital technology development are all higher than in previous years and are expected to remain so under as we build demand for sales of our U.S. Companion Animal products during 2016. We are also investing in our pipeline product candidates including Zydax for the U.S. and Europe, to bring them closer to approvals. All of these potential growth-related investments mean that we anticipate that we will continue to incur net losses through at least 2016.

As of the date of the filing of this annual report, based on our revenue sources from our five marketed products, our anticipated growth-related investments, and our existing cash and cash equivalents, and our existing financing agreement, we expect to fund our operations through at least the current period ending December 31, 2016. Our operating plans may change as a result of many factors and we may seek additional funds through public or private equity, debt financings or other sources, such as strategic collaborations and partnering arrangements. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current and future operating plans. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the risk factors disclosed in our previous filings.

Our future capital requirements depend on many factors, including but not limited to:

☐	The results of our target animal studies for our current and future product candidates;
☐	The amount and timing of any milestone payments or royalties we must pay pursuant to our current or future license agreements or collaboration agreements;
☐	The timing of, and costs involved in, obtaining regulatory approvals for any of our current or future product candidates;
☐	The upfront and other payments, and associated costs, related to our identification, acquisition and in-licensing of new product candidates;
☐	The number and characteristics of the product candidates we pursue;
☐	The scope, progress, results and costs of researching and developing any of our current or future product candidates and conducting target animal studies;
☐	Our ability to partner with companies with established presence in Europe to provide our products in that market;

☐	Whether we acquire any other companies, assets, intellectual property or technologies in the future;
☐	The cost of commercialization activities, if any of our current or future product candidates are approved for sale, including marketing, sales and distribution costs;
☐	The cost of manufacturing our current and future product candidates and any products we successfully commercialize;
☐	Our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;
☐	The costs of attracting and retaining skilled personnel;
☐	The costs associated with being a public company; and
☐	The costs involved in preparing, filing, prospecting, maintaining, defending and enforcing patent claims or other legal proceedings including litigation costs and the outcome of such litigation.

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

Research and development costs of approximately $4.2 million in the year ended December 31, 2015, $2.0 million for the six month period ended December 31, 2014, and $1.6 million, in the year ended June 30, 2014 were capitalized. Research and development costs of approximately $0.2 million in the year ended December 31, 2015, $0.6 million for the six month period ended December 31, 2014, and $0.6 million for the year ended June 30, 2014 were expensed.

5.D. Trend Information

Our current growth plans are centered in the very near term around our Companion Animal portfolio. We launched Glyde in the U.S. in September 2015 and expect we may receive FDA approval and would subsequently launch Zydax in the U.S. in Q4, 2016 utilizing our recently established U.S. Companion Animal Sales team. We also anticipate we may receive approval for Zydax in Q1, 2017 in the E.U. and Canada and would subsequently launch both Zydax and Glyde in these markets through a marketing partner.

In addition to marketing Glyde and our digital application Fetch in the U.S. market, we are expecting to launch Luminous our nutraceutical product for dermatological conditions in the U.S. in Q2, 2016. We also expect to continue to rapidly grow our U.S. sales of our reproductive hormones, including through the enhancement of additional functionality in mySYNCH in 2016. From these growth opportunities plus continuing sales of our companion animal and production animal products in established markets, we anticipate we may grow our 2016 revenues by 50 - 70% to $20 million to $22 million in 2016. In addition, if we obtain approval for Zydax in the U.S. in Q4, 2016 as we anticipate, we could expect to increase our 2016 revenues even further.

In addition to our marketed products, we expect to focus our product development efforts on developing further opportunities for using Zydax in treating osteoarhtirts in cats, interstitial cystitis in cats and osteoarthritis in horses as well as seeking additional geographic expansion of our near-term approvals including filing for approval in additional markets such as Asia and Latin America. In 2016 we expect to focus our R&D efforts on our key pipeline product candidates PAR121 (orthopedics) and PAR122 (dermatology),. In 2016, we expect to undertake pilot efficacy and/or safety trials and manufacturing process development. We also intend to explore further in-licensing and acquisition opportunities as well as complete contract manufacturing agreements with up to two multinational pharmaceutical companies as well as appoint a marketing parent for Zydax in Europe and potentially Canada.

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

During the fiscal year ended December 31, 2015, we have continued to invest in our fully-integrated pharmaceutical value chain, specifically in our U.S.-based sales and marketing operation and the running costs associated with our FDA-inspected sterile manufacturing facility. This operational investment, in addition to the previously incurred capital expenditure, provides us with the unique infrastructure to continue to grow our current products within the markets in which we already operate while also allowing us to take advantage of additional growth prospects from our pipeline product candidates, further geographical expansion, further contract manufacturing opportunities and future in-licensing or acquisition opportunities.

The disclosure set forth in Item 5.A of this Form 20-F further discusses trend information and is incorporated herein by reference.

5.E. Off-Balance Sheet Arrangements

We do not currently use off-balance sheet arrangements for the purposes of credit enhancement, investment or other financial purposes.

In the ordinary course of business and in connection with the sale of assets and businesses, we may indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2015 there are no recorded amounts for these arrangements.

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and other commercial commitments at December 31, 2015 as well as the effect these obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	20,681,437	1,441,510	17,556,360	1,683,567
Operating Lease Obligations	8,713,389	1,056,875	2,345,938	2,407,320	2,903,257
Total contractual obligations	29,394,826	2,498,385	19,902,298	4, 090,886	2,903,257

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table presents our directors and executive officers. The directors have served in their respective capacities since their appointment, and will serve until their removal pursuant to our constitution.

Name	Age	Position
Executive Officers
Robert Joseph	39	Director, President and Chief Executive Officer
Brad McCarthy	40	Director and Chief Financial Officer

Directors*
Alan Bell	59	Director and Chairman
Peter Croden	69	Director
Ellen Richstone	64	Director
David Rosen	57	Director

* On August 8, 2015 Parnell appointed Peter Croden as an independent director. On December 10, 2015 Parnell appointed Ellen Richstone and David Rosen as independent directors.

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

Brad McCarthy. Mr. McCarthy joined us as Chief Financial Officer and Director in February 2010, and was appointed Chief Operating Officer of Parnell Manufacturing Pty Ltd, one of our wholly-owned subsidiaries, in 2012. Prior to joining us, Mr. McCarthy worked in several positions with subsidiaries of SIRVA, Inc., formerly Allied Worldwide, a privately owned moving industry company, including as Chief Financial Officer from 2007 to 2010 of Pickfords Removals, a former subsidiary company of SIRVA, Inc, and Head of Forecasting, Planning and Analysis, Europe,. Earlier in his career Mr. McCarthy served in financial and accounting positions with Centrica PLC, a multinational utility company, and Volkswagen Group Australia Pty Ltd, a subsidiary of Volkswagen Group, a manufacturer of passenger and commercial vehicles. Mr. McCarthy began his career as a financial accountant with Beale Gaertner Young, an Australian accounting firm. He has undergraduate degrees in science (pharmacology and physiology) from the University of Queensland, as well as degrees in accounting (accounting and corporate law) and management from Macquarie University in Australia. He is also a Certified Public Accountant in Australia.

Directors

The current board of directors comprises three independent directors, executive officers, Mr. Robert Joseph, Mr. Brad McCarthy and Mr. Alan Bell.

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

Peter Croden. Mr. Croden has over 35 years’ experience in the Animal Health, Biotech, Private Equity and Pharmaceutical industries. Mr. Croden previously held senior pharmaceutical executive positions with The Upjohn Company and Pharmacia & Upjohn Animal Health. As President of the Worldwide Business for Pharamcia & Upjohn Animal Health, Mr. Croden oversaw the fastest growing company in the industry. Mr. Croden also previously held the position of President of Upjohn Canada, before which he resided and worked in Germany as Regional Marketing Manager of Europe. Mr. Croden has also served as the President and CEO of Nephrex, a biotech start-up and as a consultant.

Ellen Richstone. Ms. Richstone is a former private company CEO, Fortune 500 CFO (Rohr Aerospace) and Fortune 500 Treasurer (Data General). Her industry experience includes: Computer Hardware/Software; Communications; Industrial Products; Lighting and Semiconductors; as well as experience in Consumer Products, Automotive, Aerospace and Financial Services. Ms. Richstone currently sits on three public company boards including eMagin, BioAmber and Everyware Global. Ms. Richstone previously sat on other public and private boards including an S&P 500 Company until its sale to a large global consumer products company.

David Rosen. Dr. David Rosen is a healthcare executive with over 30 years of experience in the Animal Health, Pharmaceutical, Private Equity and Medical Device industries. He is currently President and CEO of eNeura Inc., a privately held medical device company specializing in the treatment and prevention of migraine headache. Dr. Rosen previously held senior executive positions as Founder, President and COO of Aratana Therapeutics, an animal health biopharmaceutical company and as Head of Corporate Out Licensing and Divestitures for Pfizer, Inc. in New York City. Dr. Rosen has served on the Boards of Directors for several private companies including Ablative Solutions and Adjacent Health Technologies as well as several not-for-profit organizations.

Board of Directors

Our Board of Directors currently consists of six members, including our Chief Executive Officer and Chief Financial Officer. We believe that each of our current directors has relevant industry experience. Our Constitution specifies that there must be a minimum of one director and a maximum of ten, and our Board of Directors may determine the number of directors within those limits. Our directors serve until removed by us by resolution.

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

In the fiscal year ended December 31, 2015, the aggregate remuneration we paid to our directors and senior management, including salary, directors fees, retirement contributions (if applicable), and cash bonuses paid under our quarterly and annual bonus scheme was USD$1.6 million. We also recorded share-based compensation expense of USD$1.3 million related to shares issuable to employees and directors.

Bonuses

We currently operate a cash bonus plan for all employees. This plan is based on the performance of the company against the annual Board-approved business plan for sales and operating profit (stated as EBITDAOI).

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

We have reserved a total of 3,000,000 ordinary shares for issuance under the equity incentive plan, subject to adjustment for changes in capitalization as provided in the plan. Shares underlying awards that are cancelled, forfeited, expired, terminated unearned or settled in cash or that use a “net settled option” exercise will be returned to the plan and may be used for future awards.

The plan for awards to employees and for awards to directors and senior management (CEO, CFO, CCO, CSO and SVP Finance) is administered by our compensation committee. The compensation committee has full power to select the individuals to whom awards are granted and to determine the specific terms and conditions of each award, subject to the provisions of the plan.

The following is a brief summary of the types of awards that may be granted under the plan:

Share Options. Share options represent a right to purchase a specified number of ordinary shares from us at a specified price during a specified period of time. Share options granted under the plan will have an exercise price that is not less than the fair market value of an ordinary share on the date of grant. Options will be exercisable at times and under conditions as determined by the compensation committee, but in no event will they be exercisable later than ten years from the date of grant. We use a net settled option exercise process whereby we deliver only gain shares, that is shares with a fair market value equal to the option spread upon exercise directly to the employee or director. The net economic result to the employee or director is the same as a broker-assisted cashless exercise however net share settlement has the important benefit of reducing the number of shares that must be issued in connection with an option exercise and thereby reduces shareholder dilution.

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

Contributions to retirement plans

Our employees in Australia receive retirement contributions at the superannuation guarantee contribution amount required by the Australian government, which was 9.5% as of December 31, 2015. We also sponsor a 401K Plan for our U.S. employees and make matching contributions up to 4% of employee’s annual salary. We are not required to set aside any amount to meet future retirement benefit obligations.

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

6.C. Board Practices

In accordance with the exception available to foreign private issuers under the NASDAQ Stock Market rules, we do not currently follow the requirements of the NASDAQ Stock Market rules with regard to having a majority of independent directors on our Board of Directors. We have commenced the process of identifying suitable independent director candidates to establish a majority-independent board in the future.

Our Board of Directors is currently composed of six members, all of whom serve terms that extend to the next annual meeting of stockholders and until their successors are duly elected and qualified or until their earlier resignation or removal. Mr. Croden, Ms. Richstone and Dr. Rosen, all of whom took office in 2015, qualify as independent directors in accordance with the published listing requirements of the NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not for at least three years, been one of our employees, or has engaged in, or have had a family member engage in, a number of different transactions with the Company. In addition, Mr. Croden, Ms. Richstone and Dr. Rosen satisfy the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations, which define independence, in this context, to mean a non-executive director who is not a member of management and who is free from any business or other relationship that could, or could reasonably be perceived to, materially interfere with the independent director’s judgment. Mr. Bell, Mr. Joseph and Mr. McCarthy do not qualify as independent directors under NASDAQ or ASX rules.

None of our directors is a party to a service contract that provides for benefits upon termination of service.

Audit Committee

Our Audit Committee consists of three members, appointed by the Board of Directors: Ellen Richstone, chairperson, David Rosen and Peter Croden are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and accounting practices. In addition, the committee oversees, reviews and acts on and reports on various risk management matters to our Board of Directors.

Compensation Committee

Our Compensation Committee consists of three members, appointed by the Board of Directors: Peter Croden, chairperson, Ms. Richstone and Dr. Rosen, both of whom are independent, non-executive directors. This committee oversees, reviews, acts on and reports on various remuneration matters to our Board of Directors.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of three members, appointed by the Board of Directors: David Rosen, chairperson, Ellen Richstone and Peter Croden, identifies, evaluates and recommends qualified nominees to serve on our Board of Directors, develops and oversees our internal corporate governance processes, and maintains a management succession plan.

6.D. Employees

As of December 31, 2015, we had 126 employees including 35 employees based in Australia, 2 in New Zealand and 89 in the U.S., including 49 in the Kansas City office. We have approximately 75 employees in Sales & Marketing, 6 in R&D, Scientific Affairs & Regulatory, 26 in Manufacturing and 19 in Finance, Executive, HR and Administration.

We anticipate that we will add 10 - 20 new positions over the course of the year depending on the progress of various projects.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of December 31, 2015 by:

● each of our directors and executive officers individually;

● all of our directors and executive officers as a group; and

● each beneficial owner of 5% or more of our ordinary shares.

Beneficial ownership generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 13,283,722 of our ordinary shares outstanding as of December 31, 2015.

		Ordinary Shares Beneficially Owned
		Number	Percent
Alan R. Bell	Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015 Australia	5,226,432 (1)	39.3%
Robert T. Joseph	7015 College Blvd, Overland Park, KS 66211	993,227 (2)	7.5%
Brad R. McCarthy	Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015 Australia	567,926 (3)	4.3%
Peter Croden	7015 College Blvd, Overland Park, KS 66211	-	-
Ellen Richstone	7015 College Blvd, Overland Park, KS 66211	-	-
David Rosen	7015 College Blvd, Overland Park, KS 66211	-	-
All directors and executive officers as a group		6,787,575	51.1%
FMR, LLC *	245 Summer Street, Boston, MA 02210	816,051	6.1%
Blackrock, Inc. *	55 East 52nd Street, New York, NY 10055	994,700	7.5%

* Information for Blackrock, Inc. was obtained from the latest Schedule 13G filed by it during 2016, and information for FMR, LLC was obtained from the latest Schedule 13G filed by it during 2015.

(1)	Includes 5,226,430 shares held by Pinehill Pty Ltd. Pinehill Pty Ltd is beneficially owned by, and is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director.
(2)	Includes 70,177 shares held by RT Joseph Holdings Pty Ltd ATF Joseph Superannuation Fund. Mr. Joseph and his spouse are directors of RT Joseph Holdings Pty Ltd, the corporate trustee of Joseph Superannuation Fund, an Australian-domiciled retirement savings fund of which Mr. Joseph and his spouse are beneficiaries.
(3)	Includes 507,687 shares held by McCarthy B&J Pty Ltd ATF McCarthy B&J Family Trust, 41,997 shares held by McCarthy B&J Superfund Pty Ltd ATF McCarthy B&J Superfund, and 18,242 shares held by Mr. McCarthy’s spouse. Mr. McCarthy’s spouse is the sole director of McCarthy B&J Pty Ltd, the corporate trustee of (i) McCarthy B&J Family Trust, a discretionary trust of which Mr. McCarthy and his spouse are beneficiaries, and (ii) McCarthy B&J Superfund, an Australian-domiciled retirement savings fund of which Mr. McCarthy and his spouse are beneficiaries.
	Restricted Share Awards
	Shares Awarded	Value of Shares on Grant date	Options Awarded	Exercise Price	Value Realized on Exercise	Expiration Date of Options
Alan R. Bell	-	-
Robert T. Joseph	68,909 (1)	301,821	237,515 (3)	$5.00	-	2/1/2025
Brad R. McCarthy	44,400 (2)	194,472	112,800 (3)	$5.00	-	2/1/2025
Peter Croden	-	-	25,000 (3)	$5.00	-	8/5/2025
Ellen Richstone	-	-
David Rosen	-	-

(1)	Represents Ordinary Shares of Restricted Share Units under the 2014 Omnibus Equity Incentive Plan. These shares are restricted by service conditions and 49,116 shares will vest on February 1, 2016 and the remaining 19,793 shares will vest on February 1, 2017.
(2)	Represents Ordinary Shares of Restricted Share Units under the 2014 Omnibus Equity Incentive Plan. These shares are restricted by service conditions and 35,000 shares will vest on February 1, 2016 and the remaining 9,400 shares will vest on February 1, 2017.
(3)	Represents Ordinary Share Options issued under the 2014 Omnibus Equity Incentive Plan. These options vest over 3 year service period

The Company has also issued Restricted Share Units and stock options to certain employees under the 2014 Omnibus Equity Incentive Plan. The restricted share units are subject to service requirements and vest over 2 years with the first vesting date occurring on February 1, 2016. We estimate that 49,631 restricted share units will vest on February 1, 2016 and 11,535 restricted share units will vest on February 1, 2017. In addition, there are 78,403 stock options issued to employees that will vest over a three-year period beginning February 1, 2016. These options have an exercise price of $5.00 and a term of 10 years.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The table in Section “ITEM 6.E. Share Ownership” above sets forth the beneficial ownership of our ordinary shares as of December 31, 2015 held by each person known to us to have 5.0% of more beneficial share ownership based on an aggregate of 13,283,722 ordinary shares outstanding as of that date.

All of our shares, both issued and unissued, are ordinary shares of the same class and rank equally as to dividends, voting powers and participation powers. Accordingly, there are no special voting powers held by our major shareholders.

We are an Australian public company limited by shares with shareholders in Australia, the U.S. and other foreign jurisdictions. We are not controlled by any foreign governments or other person. We are not aware of any arrangements that would result in a change of control of our Company.

As of December 31, 2015, we had 13,283,722 ordinary shares issued and outstanding to approximately 233 shareholders of record. We believe that the number of beneficial owners is substantially greater than the number or record holders because a large portion of our outstanding ordinary shares are held in broker “street” names for the benefit of individual investors or other nominees. Management believes that the U.S. shareholders hold approximately 49% of our outstanding ordinary shares. In addition to these record holders there may be more persons located in the U.S. holding our ordinary shares in “street’ name.

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

Bonds:

In March 2011, we issued to certain qualified subscribers 6,250,000 convertible bonds (with an effective interest rate of 12%) for an aggregate offering price of USD$6,250,000. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as Brad McCarthy, our Chief Financial Officer, and certain of his relatives, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 400,000 bonds for an aggregate of USD$400,000 and Brad McCarthy and his relatives purchased 275,000 bonds for an aggregate of USD$275,000. In January 2014, we provided each bondholder a notice to redeem the bonds in accordance with the 2011 Terms for Subscription. Following the notice to redeem, and pursuant to the election of the bondholders, 625,047 Class CB shares were issued, and payments of USD$3,957,895 were made to bondholders. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on March 24, 2011. As of December 31, 2014 all of these bonds were paid in full.

Between February and September 2013, we issued to certain qualified subscribers 4,300,000 2013 Parnell Bonds (with an interest rate of 10%) for an aggregate offering price of AUD$4,300,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on February 8, 2013. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as certain relatives of Brad McCarthy, our Chief Financial Officer, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 625,000 bonds for an aggregate of AUD $625,000 and Brad McCarthy’s relatives purchased 960,000 bonds for an aggregate of AUD $960,000. The bonds mature between February and September 2015, but may be redeemed early by us or by the bondholder in accordance with the Conditions of 2013 Bonds. The Bonds were issued with a stapled warrant which converted into 140,075 ordinary shares of the Company, pursuant to the election of the bondholders on May 20, 2014. In 2015 AUD$125,000 of the bonds sold to Robert Joseph were redeemed. The remaining 1,460,000 bond maturities were extended for an additional period and will mature throughout 2017.

Lease

On June 27, 2011, Parnell Manufacturing Pty Limited, or Parnell Manufacturing, a wholly-owned subsidiary of the Company, entered into a lease for 11,550 square feet of office space and 20,161 square feet of manufacturing space at Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015, Australia. The lessor, Helion Properties Pty Ltd, is controlled by Alan R. Bell, our Chairman. The initial ten-year term of the lease began on January 1, 2011. Parnell Manufacturing has an option to renew the lease for up to two terms of five years each by providing notice in writing between three and 12 months prior to the expiration of the initial term of the lease. The base rent for this property is AUD$443,445 per annum, plus Goods and Services Tax of 10%, payable monthly. The rent is subject to two market review dates during the initial term to determine the prevailing market rent for the premises, and may be adjusted accordingly. The lease may be terminated by mutual agreement of the Company and Helion Properties Pty Ltd or in certain events of breach by either party. We refurbished made various improvements to this facility in 2015 of which AUD$77,000 was paid by Mr. Bell.

Transactions with Shareholders

Beginning on February 18, 2014, Pinehill Pty Ltd sold an aggregate of 513,972 Class A shares of the Company to 17 shareholders of the Company. Pinehill Pty Ltd is beneficially owned by, and is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director.

Loan Guarantee

Parnell Manufacturing entered into an Offer to Hire Agreement with Esanda Equipment Finance, or Esanda, in January 2011 to finance certain manufacturing equipment. Pursuant to this agreement, Esanda requires third parties to guarantee Parnell Manufacturing’s obligations thereunder. In addition to several of our subsidiaries, the guarantors under this agreement include Dr. Bell in his individual capacity, and Pinehill Pty Ltd, an entity beneficially owned by, and which is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director. This facility was paid out in full during 2015.

7.C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Australian Dollars (AUD) and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

See our audited financial statements for the fiscal years ended December 31, 2015, June 30, 2014, June 30, 2013 and June 30, 2012 and the six-month period ended December 31, 2014 are included under Item 18 of this annual report.

Legal Proceedings

We are not currently a party to any other material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation.

8.B. Significant Changes

Since December 31, 2015, the date of our most recent financial statements there have been no significant changes except for the matter described below:

On January 11, 2016, the Company entered into the Lincoln Park Purchase Agreement and the Lincoln Park Registration Rights Agreement with Lincoln Park.

Under the terms and subject to the conditions of the Lincoln Park Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $15,000,000 in amounts of ordinary shares of the Company as described below, subject to certain limitations, from time to time, over the 36-month period commencing on February 16, 2016. The Company may direct Lincoln Park, at its sole discretion and subject to certain conditions, to purchase up to 35,000 shares of ordinary shares of the Company on any business day, increasing to up to 55,000 shares depending upon the closing sale price of the ordinary shares of the Company (such purchases, “Regular Purchases”). However, in no event shall a Regular Purchase be more than $500,000. The purchase price of ordinary shares of the Company related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the ordinary shares of the Company is not below the threshold price as set forth in the Lincoln Park Purchase Agreement. The Company may deliver multiple purchase notices to Lincoln Park so long as at least one (1) business day has passed since the most recent Regular Purchase was completed.

As consideration for entering into the Lincoln Park Purchase Agreement, the Company initially issued to Lincoln Park 47,746 ordinary shares of the Company and is required to issue up to 38,197 additional ordinary shares of the Company pro rata as the Company requires Lincoln Park to purchase the Company’s shares under the Lincoln Park Purchase Agreement over the term of the agreement. The net proceeds under the Lincoln Park Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares to Lincoln Park. The Company expects that any proceeds received by the Company from such sales to Lincoln Park under the Lincoln Park Purchase Agreement will be used for general corporate purposes and working capital requirements. No other matters or circumstances have arisen since the end of the financial period which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares qualified for listing on the NASDAQ Global Market on June 18, 2014 under the symbol PARN. Prior to June 18, 2014, our ordinary shares were not traded in public markets. The following sets forth the high and low prices expressed in U.S. Dollars on the NASDAQ Global Market for the past full six months and through March 4, 2016, for each quarter for the past two fiscal years, and for the one completed fiscal year (ended December 31, 2014, at which time we changed from a June 30 fiscal year to a December 31 fiscal year) for which our stock was publicly traded.

Last Six (6) Months	High	Low
For the Month Ended
February (through March 4, 2016)	$3.48	$1.34
January 2016	3.95	2.90
December 2015	4.89	3.66
November 2015	3.90	3.36
October 2015	4.48	3.30
September 2015	4.48	3.20
August 2015	4.83	3.71

Last Two (2) Fiscal Years
For the Quarter Ended
December 31, 2015	$5.11	$3.20
September 30, 2015	5.11	3.20
June 30, 2015	5.98	3.47
March 31, 2015	6.00	3.59
December 31, 2014	6.38	3.29
September 30, 2014	$7.59	$5.00
For the Period Ended
December 31, 2014	$7.59	$3.29
For the Year Ended
December 31, 2015	$6.00	$3.20

As of December 31, 2015, there were outstanding 13,283,722 shares of our ordinary no par value shares held of record by approximately 223 holders.

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

10.B. Memorandum and Articles of Association

Information relating to our Articles of Association is incorporated by reference to the Constitution of Parnell Pharmaceuticals Holdings Ltd (incorporated by reference to Exhibit 3.1 on Form 6-K for May 2015, filed with the SEC on May 7, 2015.

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

2013 Parnell Bonds

Between February and September 2013, we issued to certain qualified subscribers 4,300,000 2013 Parnell Bonds (with an interest rate of 10%) for an aggregate offering price of AUD$4,300,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on February 8, 2013. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as certain relatives of Brad McCarthy, our Chief Financial Officer, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 625,000 bonds for an aggregate of AUD $625,000 and Brad McCarthy’s relatives purchased 960,000 bonds for an aggregate of AUD $960,000. The bonds mature between February and September 2015, but may be redeemed early by us or by the bondholder in accordance with the Conditions of 2013 Bonds.

Term Loan

In June 2015, the Company entered into a non-dilutive $USD11 million term loan agreement with MidCap Financial. The Company intends to use the proceeds of the loan for the expansion of our Companion Animal sales team in the U.S. and general company purposes.

The Term Loan has a 45-month term, being interest only for the first 18 months and straight-line amortization for the remaining 27 months. Parnell is able to extend the interest only period to the first 24 months of the term loan upon achieving certain revenue targets as stipulated in the agreement. Interest on the outstanding balance is payable monthly in arrears at an annual rate of the one month LIBOR plus 7.45% subject to a LIBOR floor of 0.50%, current rate of 7.95%. The Term Loan has no warrant coverage and is secured by substantially all of the Company’s assets.

Covenants imposed by the lender include various customary negative covenants and require that the Company maintain various levels of trailing twelve-month revenues that increase over the term of the loan. As of June 30, 2015, and for the period from the start of the loan to the period end date, the Company was in compliance with all covenants.

Lincoln Park Capital Fund

On January 11, 2016, the Company entered into the Lincoln Park Purchase Agreement and the Lincoln Park Registration Rights Agreement with Lincoln Park.

Under the terms and subject to the conditions of the Lincoln Park Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $15,000,000 in amounts of ordinary shares of the Company as described below, subject to certain limitations, from time to time, over the 36-month period commencing on February 16, 2016. The Company may direct Lincoln Park, at its sole discretion and subject to certain conditions, to purchase up to 35,000 shares of ordinary shares of the Company on any business day, increasing to up to 55,000 shares depending upon the closing sale price of the ordinary shares (such purchases, “Regular Purchases”). However, in no event shall a Regular Purchase be more than $500,000. The purchase price of ordinary shares of the Company related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the Ordinary Shares is not below the threshold price as set forth in the Purchase Agreement. The Company may deliver multiple purchase notices to Lincoln Park so long as at least one (1) business day has passed since the most recent Regular Purchase was completed.

As consideration for entering into the Purchase Agreement, the Company initially issued to Lincoln Park 47,746 ordinary shares of the Company and is required to issue up to 38,197 additional ordinary shares of the Company pro rata as the Company requires Lincoln Park to purchase the Company’s shares under the Lincoln Park Purchase Agreement over the term of the agreement. The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares to Lincoln Park. The Company expects that any proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement will be used for general corporate purposes and working capital requirements. No other matters or circumstances have arisen since the end of the financial period which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

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

For purposes of this description, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) the administration of which is subject to the primary supervision of a court in the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

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

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations — Taxation of Dividends.”

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. This gain or loss recognized on a sale, exchange or other disposition of ordinary shares generally will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the U.S. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See “Australian Tax Considerations — Tax on Sales or other Dispositions of Shares.”

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

Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Capital Account

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

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account

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

Not applicable.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange rates

A substantial portion of our current revenues and costs are exposed to changes in foreign exchange rates. Our products are sold in 14 countries predominantly under U.S. dollar denominated contracts. We do however have sales in Canadian dollars, New Zealand dollars and Australian dollars. As a result, our revenues are influenced by changes in foreign exchange rates. In fiscal year 2015, approximately 72% of our revenues were denominated in foreign currencies (non-Australian dollars): 62% in U.S. dollars, 6% in Canadian dollars and 4% in New Zealand dollars. We seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and implementing both U.S. dollar and Australian dollar denominated debt liabilities to offset exposure from U.S. dollar and Australian dollar denominated revenues. Additionally, we occasionally secure forward foreign exchange contracts against known foreign currency receipts. Going forward, we will evaluate if a similar approach to managing foreign exchange risk is appropriate for our company. Exchange rate fluctuations may also have an impact beyond our reported financials and directly impact operations. These fluctuations may affect the ability to buy and sell our goods and services between markets impacted by significant exchange rate variances.

Refer to the Notes to Consolidated Annual Financial Statements — Note 20 Financial Risk Management for additional disclosures related to market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                  Debt Securities

Not applicable.

B.                  Warrants and Rights

Not applicable.

C.                  Other Securities

Not applicable.

D.                  American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modifications to shares

None.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Annual Report on Form 20-F, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2015.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Re porting Standards (“IFRS”), as issued by the International Accounting Standards Board and applicable to the Company for the reporting period, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our Company's internal control over financial reporting as of December 31, 2015. Based on criteria established by the Internal Control – Integrated Frame work (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial re porting was effective as of December 31, 2015.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm as we are an emerging growth company.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) identified in connection with the evaluation of our internal control over financial reporting performed during the fiscal year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At December 31, 2015, our Audit Committee consisted of three members, appointed by the Board of Directors: Ellen Richstone, chairperson, Peter Croden, and David Rosen, all of whom were independent, non-executive directors. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accounts, the performance of our independent accountants and accounting practices. In addition, the committee oversees, reviews and acts on and reports on various risk management matters to our Board of Directors.

Our Board determined that Ms. Richstone qualified as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to the audit committee for the fiscal year ended December 31, 2015. See “Item 6. Directors, Senior Management and Employees - 6.A. Directors and Senior Management” fortheir experience and qualifications.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Australia has served as our independent registered public accountant since 2013. The following table shows the aggregate fees for the professional services and other services rendered:

Remuneration of Auditors

	2015 AUD$	6 months to December 31, 2014 AUD$
Remuneration of the auditor of the parent entity, PricewaterhouseCoopers Australia, for:
Audit fees	352,500	330,000
Audit related fees	-	-
Tax fees	33,520	76,750
All other fees	-	-
Total remuneration of PricewaterhouseCoopers Australia	386,020	406,750

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

Not applicable.

ITEM16F. CHANGES IN THE REGISTRANT’S CERTIFYING ACCOUNTANT

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

Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

•	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of ordinary shares;
•	the last day of our fiscal year in which we have annual gross revenue of USD$1.0 billion or more;
•	the date on which we have, during the previous three-year period, issued more than USD$1.0 billion in non-convertible debt; and
•	the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of ordinary shares held by non-affiliates of USD$700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

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

ITEM 17. FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

☐	Report of Independent Registered Public Accounting Firm
☐	Consolidated statements of income/(loss) and comprehensive income/(loss)
☐	Consolidated balance sheets
☐	Consolidated statements of changes in equity
☐	Consolidated statements of cash flows
☐	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1	Constitution of Parnell Pharmaceuticals Holdings Ltd (incorporated by reference to Exhibit 3.1 on Form 6-K for May 2015, filed with the SEC on May 7, 2015.)*
4.1

Distribution and Supply Agreement, dated as of September 29, 2009, by and between Parnell North America Pty Ltd and Vetoquinol Canada, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.2

Lease Agreement, dated as of June 27, 2011, by and between Parnell Manufacturing Pty Ltd and Helion Properties Pty Ltd. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on May 19, 2014)*

4.3

Supply Agreement, dated as of September 26, 2011, by and between Parnell Manufacturing Pty Ltd and Bachem A.G. (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.4

Employment Agreement, dated as of February 1, 2011, by and between Parnell Pharmaceuticals Holdings Ltd and Robert Joseph. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.5	Employment Agreement, dated as of February 1, 2011, by and between Parnell Pharmaceuticals Holdings Ltd and Brad McCarthy. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*
4.6

Supply Agreement, dated December 3, 2013, by and between Parnell Manufacturing Pty Ltd and IDT Australia Ltd. (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.7	Supply Agreement, dated of January 1, 2014, by and between Parnell Manufacturing Pty Ltd and Piramal Healthcare (UK) Ltd. (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*
4.8

License Agreement, dated as of March 18, 2014, by and between Parnell Technologies Pty Ltd and CIMTECH Pty Ltd. (incorporated by reference to Exhibit 10.12 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.9

Revenue Sharing Deed dated as of October 14, 2011 by and among Parnell Pharmaceuticals Holdings Ltd and all subsidiaries and Partners for \ Growth III, L.P. (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*

4.10	Conditions of 2013 Bonds. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 filed with the SEC on May 19, 2014)*
4.11	2014 Omnibus Equity Incentive Compensation Plan. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 4, 2014)*
4.12	Form of Deed Poll given by 2013 Bondholders in favor of Parnell Pharmaceuticals Holdings Pty Ltd dated May 30, 2014. (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 4, 2014)*
4.13	Lease Agreement, dated as of September 12, 2014, by and between Parnell Corporate Services U.S. Inc., and Renaissance Property Owner, LLC. (incorporated by reference to Exhibit 4.17 on Form 20-F filed with the SEC on September 15, 2014)*
4.14	Amendment No. 1 to the Parnell Pharmaceuticals Holdings Ltd 2014 Omnibus Equity Incentive Plan. (incorporated by reference to Exhibit 10.1 on Form 6-K for May 2015 filed with the SEC on May 7, 2015)*
4.15	Parnell Pharmaceuticals Holdings Ltd 2014 Omnibus Incentive Plan Award Agreement. (incorporated by reference to Exhibit 10.2 on Form 6-K for May 2015 filed with the SEC on May 7, 2015)*
4.16	Credit, Security and Guaranty Agreement, dated as of June 15, 2015 by and among MIDCAP FINANCIAL TRUST. (incorporated by reference to Exhibit 10.1 on Form 6-K for June 2015 filed with the SEC on June 18, 2015)*
4.17	PURCHASE AGREEMENT, dated as of January 11, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC (incorporated by reference to Exhibit 99.2 on Form 6-K for January 2016 filed with the SEC on January 11, 2016)*
4.18	REGISTRATION RIGHTS AGREEMENT, dated as of January 11, 2016 by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC. (incorporated by reference to Exhibit 99.3 on Form 6-K for January 2016 filed with the SEC on January 11, 2016)*
4.19	Warrant to be issued at closing of that certain Securities Purchase Agreement dated as of February 23, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC (incorporated by reference to Exhibit No. 4 on Form 6-K for March 2016 filed with the SEC on March 3, 2016)*
4.20	Securities Purchase Agreement dated as of February 23, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC (incorporated by reference to Exhibit No. 10 on Form 6-K for March 2016 filed with the SEC on March 3, 2016)*
8.1	For a list of all of our principal Group subsidiaries and associated companies, see the Notes to Consolidated Financial Statements, Note 24 – Interests in Subsidiaries
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
14.1	Consent of PricewaterhouseCoopers.

*	Previously filed.
†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Parnell Pharmaceuticals Holdings Ltd

By: /s/ Robert Joseph

Name: Robert Joseph

Title: President and Chief Executive Officer

By: /s/ Brad McCarthy

Name: Brad McCarthy

Title: Chief Financial Officer

Parnell Pharmaceuticals Holdings Limited

ABN 32 137 904 413

Financial Statements

For the Fiscal Year Ended 31 December 2015

Parnell Pharmaceuticals Holdings Limited

Contents

For the Fiscal Year Ended 31 December 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Parnell Pharmaceuticals Holdings Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Parnell Pharmaceuticals Holdings Limited and its subsidiaries at 31 December 2015, 31 December 2014 and 30 June 2014, and the results of their operations and their cash flows for the twelve month period ended 31 December 2015, six month period ended 31 December 2014, twelve month periods ended 30 June 2014 and 30 June 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Sydney, Australia

4 March 2016

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Parnell Pharmaceuticals Holdings Limited

Consolidated statement of loss and comprehensive loss

	Note	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Revenue	3	13,169,753	3,662,452	7,542,600	9,538,161
Other income	3	6,725,142	4,346,784	2,248,195	2,203,355
Cost of goods sold		(7,745,865)	(3,343,802)	(6,417,593)	(5,641,732)
Selling and marketing expenses		(11,777,492)	(2,447,578)	(5,474,826)	(3,341,341)
Regulatory and research and development expenses		(881,909)	(311,931)	(586,149)	(138,915)
Administration expenses		(11,940,246)	(3,042,221)	(3,018,782)	(1,903,573)
Net foreign exchange losses on borrowings		-	-	(1,384,335)	(2,027,404)
Finance costs		(1,284,802)	(289,784)	(7,262,020)	(2,839,595)
Loss before income tax		(13,735,419)	(1,426,080)	(14,352,910)	(4,151,044)
Income tax (expense)/benefit	5	(2,113)	(2,442)	(2,980,412)	672,989
Loss for the period		(13,737,532)	(1,428,522)	(17,333,322)	(3,478,055)
Other comprehensive loss, net of income tax
Items that will be reclassified subsequently to loss
Foreign currency translation		(1,629,523)	(1,434,235)	(517,525)	(32,084)
Other comprehensive loss for the year, net of tax		(1,629,523)	(1,434,235)	(517,525)	(32,084)
Total comprehensive loss for the year		(15,367,055)	(2,862,757)	(17,850,847)	(3,510,139)

Net loss per share		AUD$	AUD$	AUD$	AUD$
Net loss attributable to common stockholders, Basic and diluted	16(a)	(1.03)	(0.11)	(2.18)	(0.46)

Parnell Pharmaceuticals Holdings Limited

Consolidated balance sheets

	Note	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	5,666,679	15,819,418	20,804,339
Trade and other receivables	9	7,266,662	4,825,193	3,411,316
Inventories	10	3,426,926	2,755,956	2,009,843
Prepayments		531,843	470,568	112,995
TOTAL CURRENT ASSETS		16,892,110	23,871,135	26,338,493
NON-CURRENT ASSETS
Trade and other receivables	9	67,457	50,184	30,583
Property, plant and equipment	11	12,666,214	11,899,006	11,210,442
Intangible assets	12	16,583,360	12,419,614	10,164,545
TOTAL NON-CURRENT ASSETS		29,317,031	24,368,804	21,405,570
TOTAL ASSETS		46,209,141	48,239,939	47,744,063
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	6,780,440	8,614,034	5,726,684
Borrowings	14	3,122,553	4,590,483	4,135,218
Provision for employee benefits	15	438,008	379,558	305,330
TOTAL CURRENT LIABILITIES		10,341,001	13,584,075	10,167,232
NON-CURRENT LIABILITIES
Trade and other payables	13	1,106,360	668,037	530,786
Borrowings	14	14,353,203	-	151,963
Provision for employee benefits	15	153,781	74,364	117,862
TOTAL NON-CURRENT LIABILITIES		15,613,344	742,401	800,611
TOTAL LIABILITIES		25,954,345	14,326,476	10,967,843
NET ASSETS		20,254,796	33,913,463	36,776,220

EQUITY
Ordinary shares	16	55,343,451	55,343,451	55,343,451
Share-based compensation reserve	17	1,708,388	-	-
Reserves	17	(3,214,558)	(1,585,035)	(150,800)
Accumulated losses	18	(33,582,485)	(19,844,953)	(18,416,431)
TOTAL EQUITY		20,254,796	33,913,463	36,776,220

Parnell Pharmaceuticals Holdings Limited

Consolidated statement of changes in equity

	Ordinary Shares AUD$	Accumulated Losses AUD$	Foreign Currency Translation Reserve AUD$	Share-Based Compensation Reserve AUD$	Total AUD$
Balance at 1 January 2015	55,343,451	(19,844,953)	(1,585,035)	-	33,913,463
Loss for the period	-	(13,737,532)	-	-	(13,737,532)
Other comprehensive loss for the period	-	-	(1,629,523)	-	(1,629,523)
Share based payment transactions	-	-	-	1,708,388	1,708,388
Balance at 31 December 2015	55,343,451	(33,582,485)	(3,214,558)	1,708,388	20,254,796

	Ordinary Shares AUD$	Accumulated Losses AUD$	Foreign Currency Translation Reserve AUD$	Share-Based Compensation Reserve AUD$	Total AUD$
Balance at 1 July 2014	55,343,451	(18,416,431)	(150,800)	-	36,776,220
Loss for the period	-	(1,428,522)	-	-	(1,428,522)
Other comprehensive loss for the period	-	-	(1,434,235)	-	(1,434,235)
Balance at 31 December 2014	55,343,451	(19,844,953)	(1,585,035)	-	33,913,463

	Ordinary Shares AUD$	Accumulated Losses AUD$	Foreign Currency Translation Reserve AUD$	Share-Based Compensation Reserve AUD$	Total AUD$
Balance at 1 July 2013	3,104,415	(1,083,109)	366,725	-	2,388,031
Loss for the period	-	(17,333,322)	-	-	(17,333,322)
Other comprehensive loss for the period	-	-	(517,525)	-	(517,525)
Issue of shares, net of costs and tax benefits	52,239,036	-	-	-	52,239,036
Balance at 30 June 2014	55,343,451	(18,416,431)	(150,800)	-	36,776,220

	Ordinary Shares AUD$	Accumulated Losses AUD$	Foreign Currency Translation Reserve AUD$	Share-Based Compensation Reserve AUD$	Total AUD$
Balance at 1 July 2012	3,104,964	3,074,946	398,809	-	6,578,719
Loss for the period	-	(3,478,055)	-	-	(3,478,055)
Other comprehensive loss for the period	-	-	(32,084)	-	(32,084)
Dividends provided for or paid	-	(680,000)	-	-	(680,000)
Shares repurchased	(549)	-	-	-	(549)
Balance at 30 June 2013	3,104,415	(1,083,109)	366,725	-	2,388,031

Parnell Pharmaceuticals Holdings Limited

Consolidated statement of cash flows

	Note	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		12,491,208	3,911,953	5,409,553	9,063,753
Receipts from government grants		812,141	-	810,267	1,183,559
Payments to suppliers and employees		(28,525,648)	(9,317,933)	(13,292,432)	(11,157,645)
Interest received		8,704	-	24,243	6,544
Finance costs		(1,203,359)	(11,591)	(4,407,555)	(1,781,536)
Income taxes paid		-	-	-	(295,831)
Net cash used in operating activities	28	(16,416,954)	(5,417,571)	(11,455,924)	(2,981,156)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(1,727,666)	(1,022,203)	(59,993)	(357,759)
Proceeds from sale of plant and equipment	-	-	-	19,948
Purchases of intangible assets	(7,826,823)	(786,592)	(1,861,692)	(2,600,935)
Receipts from tax incentives	1,673,904	-	1,378,733	524,517
Loans repaid by related parties	-	-	60,416	-
Net cash used in investing activities	(7,880,585)	(1,808,795)	(482,536)	(2,414,229)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	-	-	53,067,289	-
Payments of initial public offering costs	-	(612,386)	(5,112,252)	-
Proceeds from issuance of 2013 Parnell Bonds	-	-	150,000	4,150,000
Redemption of 2013 Convertible Bonds	(1,455,000)	-	-	-
Redemption of 2011 Convertible Bonds	-	-	(4,495,317)	(268,498)
Proceeds from bank loans	13,593,562	-	28,415,549	3,157,078
Repayment of bank loans	-	-	(37,744,027)	-
Warrant costs paid	-	-	(2,273,244)	-
Share buy-back payment	-	-	-	(549)
Payment of lease liabilities	(49,178)	(114,054)	(181,991)	(184,695)
Dividends paid by the Group	-	-	-	(680,000)
Repayment of loans from directors	-	-	64,064	-
Net cash (used in)/provided by financing activities	12,089,384	(726,440)	31,890,071	6,173,336

Net (decrease)/increase in cash and cash equivalents held		(12,208,155)	(7,952,806)	19,951,611	777,951
Cash and cash equivalents at beginning of period		15,819,418	20,804,339	859,708	78,294
Effects of exchange rate changes on cash and cash equivalents		2,055,416	2,967,885	(6,980)	3,463
Cash and cash equivalents at end of the period	8	5,666,679	15,819,418	20,804,339	859,708

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

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

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in Australian dollars which is the Company’s functional and presentation currency.

On April 28, 2014, the shareholders and the directors of the Group approved a ten for one consolidation of shares, which had the effect of a reverse share split that became effective on June 6, 2014 when the Australian Securities and Investments Commission (ASIC) altered the registration details of the Company. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

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

On December 8, 2014, the Board of Directors of Parnell Pharmaceuticals Holdings Ltd. authorized a change of fiscal year end to December 31, 2014 to align fiscal reporting with existing management processes which use calendar year planning and to provide more efficient reporting for US investors. The change was approved by the Australian Tax Office (ATO) on December 8, 2014. As a result, the Company was required to file a transition report for the period of July 1, 2014 to December 31, 2014. Refer to Note 32 for further information.

This financial report covers the consolidated financial statements of the Group and were authorized for issue by the directors on March 4, 2016.

2 Summary of Significant Accounting Policies

(a)	Basis of Preparation

These financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

On December 8, 2014, the Board of Directors of the Company authorized a change of fiscal year end to December 31, 2014 to align fiscal reporting with existing management processes which use calendar year planning and to provide more efficient reporting for US investors. The change was approved by the Australian Tax Office (ATO) on December 8, 2014. As a result, the Company previously filed a transition report for the period of July 1, 2014 to December 31, 2014 and has included that period within these financial statements along with the results for the current year ended December 31, 2015 and our previously announced results for the fiscal years ended June 30, 2014 and 2013

The significant accounting policies used in the preparation and presentation of these financial statements are provided below and are consistent with prior reporting periods unless otherwise stated.

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

The Group has not recognized deferred tax assets relating to carried forward tax losses as at December 31, 2015. However, utilization of the tax losses going forward will depend on the ability of the entity, to satisfy certain tests at the time the losses are recouped.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

2 Summary of Significant Accounting Policies (continued)

Share-Based Compensation

During the six months ended June 30, 2015, the Company issued Restricted Stock Units (“RSUs”) and stock options to its current employees and directors under the Company's 2014 Omnibus Equity Incentive Compensation Plan (the “Plan”). As a result of the issuance of awards under the Plan, management has determined this to be a significant accounting policy and critical accounting estimate and has adopted the Share-Based Compensation accounting policy described below.

We measure share-based compensation expense based on the fair value of share-based awards on the date of the grant using an option pricing model. The related compensation expense of the awards is recognized net of forfeitures over the requisite service periods, which correspond to the vesting periods of the awards. To date, we have issued share options and RSUs with service-based vesting conditions, and we record compensation expense for these awards using the graded vesting method.

Determining the fair value of share-based awards at the grant date requires the exercise of judgment, and our estimates of the fair value of our share-based awards are highly complex and subjective. The fair value of our ordinary shares is based on the closing price of our ordinary shares on the Nasdaq Global Market.

We use a Black-Scholes option-pricing model to determine the fair value of share options. This determination is affected by our estimated fair value per ordinary share as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our ordinary shares, the expected term of the share option, peer company volatility over that expected term, expected dividend yield, risk-free interest rates and forfeiture rates. RSUs are valued at the fair value of the underlying ordinary shares as of the grant date. In addition to these assumptions, we estimate forfeitures based upon our historical experience. At each period end, we review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

Government grants

The Group has recognized government grants receivable as at December 31, 2015 of $3,807,193 (December 31, 2014: $1,610,986, June 30, 2014: $913,719, June 30, 2013: $2,189,000). Management estimates that the costs applied are consistent with the requirements of the R&D incentive scheme.

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

A list of controlled entities is contained in Note 24 to the financial statements.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Company has control. Control is established when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity.

(d) Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

(e) Income Tax

The tax expense recognized in the consolidated statement of loss and comprehensive loss relates to current income tax expense plus deferred tax expense (being the movement in deferred tax assets and liabilities and unused tax losses during the period).

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

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

2 Summary of Significant Accounting Policies (continued)

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

Government grants

Government grants, including Australian Research and Development incentives, are recognized at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognized as income over the periods necessary to match the grant to the costs they are compensating.

Interest income

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

(j) Trade and other receivables

Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. Other receivables are amounts due from other entities, primarily government grant receivables. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

2 Summary of Significant Accounting Policies (continued)

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

Capital works in progress of AUD$509,620 relates to enhancements to the manufacturing facility (December 31, 2014: AUD$52,193 and June 30, 2014: Nil).

(m) Financial instruments
Derivative instruments

Derivative instruments, including warrants, are measured at fair value. Gains and losses arising from changes in fair value are taken to the consolidated statement of loss and comprehensive loss unless they are designated as hedges.

Financial instruments are recognised initially using trade date accounting, i.e. on the date that the Group becomes party to the contractual provisions of the instrument.

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

The Group’s trade and most other receivables fall into this category of financial instruments.

Receivables are considered for impairment on an individual asset basis when they are past due at the reporting date or when objective evidence is received that a specific counterparty will default.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

2 Summary of Significant Accounting Policies (continued)

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

In some circumstances, the Group renegotiates repayment terms with customers which may lead to changes in the timing of the payments, the Group does not necessarily consider the balance to be impaired, however assessment is made on a case-by-case basis.

Financial liabilities

Financial liabilities are recognized when the Group becomes a party to the contractual agreements of the instrument. All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included in the income statement line items 'finance costs' or 'finance income', unless these interest related charges relate to a qualifying asset in which case they are capitalised to that asset.

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or other financial liabilities at amortized cost depending on the purpose for which the liability was acquired. Although the Group uses derivative financial instruments in economic hedges of currency and interest rate risk, it does not hedge account for these transactions.

The Group‘s financial liabilities include borrowings, trade and other payables (including finance lease liabilities), which are measured at amortized cost using the effective interest rate method.

All of the Group‘s derivative financial instruments that are not designated as hedging instruments are accounted for at fair value through profit or loss.

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

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

2 Summary of Significant Accounting Policies (continued)

Provisions are measured at the present value of management's best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statement of loss and comprehensive loss.

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

(ii) Other long-term employee benefit obligations

The liabilities for long service leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.

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

(x) Net Loss per share

(i) Basic net loss per share
Basic net loss per share is calculated by dividing:

•	the loss attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted net loss per share
Diluted net loss per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

2 Summary of Significant Accounting Policies (continued)

For periods in which the Company has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for the year ended December 31, 2015, the six month period ended December 31, 2014 and the years ended June 30, 2014 and 2013, respectively.

(y) Foreign currency transactions and balances
Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the Company's functional and presentation currency.

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

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the consolidated balance sheet. These differences are recognized in the consolidated statement of loss and comprehensive loss in the period in which the operation is disposed.

(z) Adoption of new and revised accounting standards

The Group has applied the following standards and amendments for the first time for their reporting period commencing 1 January 2015:

•    Annual Improvements to IFRSs – 2010-2012 Cycle and 2011 – 2013 Cycle

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

2 Summary of Significant Accounting Policies (continued)

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

(aa) New Accounting Standards and Interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2015 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Nature of change	Impact	Mandatory application date/ Date of adoption by Group
IFRS 9 Financial Instruments	IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In December 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

Following the changes approved by the IASB in December 2014, the Group no longer expects any impact from the new classification, measurement and derecognition rules on the Group’s financial assets and financial liabilities.

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

Expected date of adoption by the Group: January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB has issued a new standard for the recognition of revenue.

This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards.

The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. 1 July 2017), i.e. without restating the comparative period.

They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

		Management is currently assessing the impact of the new rules and has not yet determined the likely impact on the Company’s consolidated financial statements.	Mandatory for financial years commencing on or after January 1, 2018. Expected date of adoption by the group: January 1, 2018.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

2 Summary of Significant Accounting Policies (continued)

IFRS 16 Leases

The IASB has issued a new standard for leases. This will replace IAS 17.

The main impact on lessees is that almost all leases go on balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exemptions are short-term and low-value leases.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company's consolidated financial statements.

The new standard will require that we record a liability and a related asset on the balance sheet for our leased facilities in the U.S. and Australia. These facilities are currently leased thru 2025 and 2020, respectively.

Mandatory for financial years commencing on or after January 1, 2019. Expected date of adoption by the group: January 1, 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

3 Revenue and Other Income

Revenue from continuing operations

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Sales revenue
Sale of goods	13,169,753	3,662,452	7,542,600	9,538,161

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Other Income
Government grants (a)	1,070,526	298,777	239,782	1,183,559
Net gain on disposal of property, plant and equipment	-	-	-	13,178
Unrealized foreign exchange gain	3,034,234	3,916,711	1,929,851	392,266
Fair value gain on derivative	-	126,438	54,319	305,623
Interest received	8,704	-	24,243	6,544
Other income (b)	2,611,677	4,858	-	302,185
	6,725,142	4,346,784	2,248,195	2,203,355

(a)	Government grants

International and domestic government grants/tax incentives recognised during the year totalled $1,070,526 (6 months ended December 31, 2014: $298,777 year ended June 30, 2014: $239,782, year ended June 30, 2013: $1,183,559) and recognised as other income. Included in other receivables are government grants for tax incentives totalling $3,807,193 (December 31, 2014: $2,571,559 and June 30, 2014: $913,719). There are no unfulfilled conditions or contingencies attaching to these grants.

(b)	Other Income

During the 12 months to 31 December 2015 management re-assessed certain contingent provisions associated with third party obligations and management made the determination that the obligations no longer met the criteria for recognition as a provision resulting in $2.6 million being recorded in other income.

4 Expenses

(a)	Loss before income tax includes the following specific expenses:

	Note	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Interest expense		1,347,798	291,566	4,275,222	2,211,450
Borrowing costs		214,557	216,666	3,126,310	743,990
Amounts capitalised	(b)	(277,553)	(218,448)	(139,512)	(115,845)
Finance costs expensed		1,284,802	289,784	7,262,020	2,839,595
Depreciation		948,723	496,659	848,907	847,721
Amortisation		529,840	195,103	406,128	151,496
Employee benefits expense		16,185,137	3,375,269	5,962,259	3,693,319
Transaction related expenses		-	-	352,225	-
Rental expense relating to operating leases		1,051,820	390,179	680,367	635,711
Defined contribution superannuation expense		321,176	154,775	312,203	315,744
Impairment of bad debts		1,018	-	80,434	-
Foreign exchange loss relating to borrowings		-	-	1,384,335	2,072,404

(b)	Capitalized borrowing costs

The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity's outstanding borrowings during the year ended December 31, 2015, in this case 9% (six-month period ended December 31, 2014: 10%, year ended June 30, 2014: 14% and year ended June 30, 2013: 11%).

5 Income Tax Expense

(a)	The major components of tax expense comprise:

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Income tax expense	2,113	2,442	-	6,420
Deferred tax expense/(benefit)	-	-	2,980,412	(679,409)
Income tax expense/(benefit) from continuing operations	2,113	2,442	2,980,412	(672,989)

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

5 Income Tax Expense (continued)

(b)	Reconciliation of income tax to accounting loss:

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Loss before income tax	(13,735,419)	(1,426,080)	(14,352,910)	(4,151,044)
At 30% tax rate	(4,120,626)	(427,824)	(4,305,873)	(1,245,313)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non-assessable research and development income	(211,455)	(89,629)	(73,934)	(243,080)
- Non-deductible research and development expenditure	722,159	724,944	411,174	679,171
- Non-deductible expenditure	-	-	-	86,580
- Amount of share issues costs not able to be recognised	303,647	(355,169)	553,896	-
- Difference in overseas tax rates	255,849	-	-	16,141
- Entertainment	-	-	5,918	1,486
- Tax losses derecognized during the year	449,299	-	1,384,062	-
- Tax losses incurred but not recognized during the year	2,603,240	145,887	4,997,948	-
- Sundry items	-	4,233	7,221	32,026
Income tax (benefit)/expense	2,113	2,442	2,980,412	(672,989)

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Unrecognised tax losses
Potential tax benefit @ 30% for unused tax losses for which no deferred tax asset has been recognized - available for use in Australia	7,067,408	3,753,696	3,762,445	-
Potential tax benefit @ 35% for unused tax losses for which no deferred tax asset has been recognized - available for use in USA	5,411,536	3,982,069	2,619,565	-
	12,478,944	7,735,765	6,382,010	-
Total tax losses
Potential tax benefit @ 30% for total Australian tax losses carried forward	7,067,408	3,753,696	3,762,445	1,384,062
Potential tax benefit @ 35% for total USA tax losses carried forward	5,411,536	3,982,069	2,619,565	-
	12,478,944	7,735,765	6,382,010	1,384,062
Total unused tax losses	39,019,557	23,889,660	20,025,955	4,613,541

The tax losses available for future use in U.S. will expire starting in 2032. The tax losses available for future use in Australia do not expire.

(c)	Amounts recognized directly in equity

Aggregate deferred tax arising in the reporting period and not recognized in net loss or other comprehensive loss but are directly credited to equity.

	12 months to 31 December 2015 AUD	6 months to 31 December 2014 AUD	12 months to 30 June 2014 AUD	12 months to 30 June 2013 AUD$
Net deferred tax - credited directly to equity	-	-	1,717,391	-

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

6 Tax

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax assets
Provisions	85,706	(57,927)	-	-	27,779
Accruals	332,440	(101,623)	-	7,901	238,718
Tax losses	589,570	776,987	-	17,505	1,384,062
Unrealized foreign exchange	404,921	539,078	-	13	944,012
Borrowings	58,056	(58,056)	-	-	-
Other	4,418	(3,071)	-	-	1,347
Balance at 30 June 2013	1,475,111	1,095,388	-	25,419	2,595,918
Provisions	27,779	61,014	-	1,106	89,899
Accruals	238,718	50,588	-	24,629	313,935
Tax losses	1,384,062	(1,384,062)	-	-	-
Unrealized foreign exchange	944,012	(944,012)	-	-	-
Share issue expenses	-	(533,896)	1,717,391	-	1,163,495
Other	1,347	5,919	-	297	7,563
Balance at 30 June 2014	2,595,918	(2,764,449)	1,717,391	26,032	1,574,892
Provisions	89,899	60,147	-	2,842	152,888
Accruals	313,935	195,138	-	(18,351)	490,722
Share issue expenses	1,163,495	355,169	-	-	1,518,664
Other	7,563	4,233	-	207	12,003
Balance at 31 December 2014	1,574,892	614,687	-	(15,302)	2,174,277
Provisions	152,888	(2,376)	-	-	150,512
Accruals	490,722	(64,994)	-	-	425,728
Share issue expenses	1,518,664	-	-	-	1,518,664
Other	12,003	(12,003)	-	-	-
Balance at 31 December 2015	2,174,277	(79,373)	-	-	2,094,904

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax liability
Intangible assets	709,615	121,930	-	-	831,545
Borrowing cost asset	138,588	168,345	-	-	306,933
Unrealized foreign exchange	69,330	151,122	-	-	220,452
Balance at 30 June 2013	917,533	441,397	-	-	1,358,930
Intangible assets	831,545	41,584	-	-	873,399
Borrowing cost asset	306,933	(213,776)	-	-	93,157
Unrealized foreign exchange	220,452	387,884	-	-	608,336
Balance at 30 June 2014	1,358,930	215,962	-	-	1,574,892
Intangible assets	873,399	65,534	-	-	938,933
Borrowing cost asset	93,157	(64,676)	-	-	28,481
Unrealized foreign exchange	608,336	598,527	-	-	1,206,863
Balance at 31 December 2014	1,574,892	599,385	-	-	2,174,277
Intangible assets	938,933	115,359	-	-	1,054,292
Borrowing cost asset	28,481	182,392	-	-	210,873
Unrealized foreign exchange	1,206,863	(377,124)	-	-	829,739
Balance at 31 December 2015	2,174,277	(79,373)	-	-	2,094,904

During 2015, management evaluated the evidence bearing upon the realizability of its deferred tax assets, which primarily consist of net loss carry forwards. Management considered the facts that the Group has historically been able to generate income, considered the future forecasts and investment costs of pipeline products, the incurred with the development of an FDA approved manufacturing facility, and the costs completing an initial public offering and other tax planning strategies. Based on the analysis management determined that the Group will not utilize of tax benefit of $12,478,944 as of December 31, 2015 (December 31, 2014: $7,735,765, June 30, 2014: $6,382,010) and accordingly did not record these amounts as a deferred tax asset at December 31, 2015, December 31, 2014 or June 30, 2014. This element of unrecognized future tax benefits will be assessed by management going forward and maybe recorded at a point in which management believes they will be utilized.

At December 31, 2015, the Group had total potential tax benefits carried forward of $12,478,944 (December 31, 2014: $7,735,765, June 30, 2014: $6,382,010). Such amount includes tax benefit of net losses of $5,411,536 (December 31, 2014: $3,982,060, June 30, 2014: $2,619,565) related to subsidiaries in the United States (U.S.) which would expire after 20 years starting in 2032 (recognized at a tax rate of 35%). The remaining benefit of tax losses carried forward of $7,067,408 (December 31, 2014: $3,753,696, June 30, 2014: $3,762,445) are indefinite and are attributable to the Group's operations in Australia (recognized at a tax rate of 30%). As such, the total tax losses available to the Group, equal $39,019,557 (December 31, 2014:$23,889,660, June 30, 2014: $20,025,955).

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

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

Companion Animal

This segment covers the Groups Osteoarthritis portfolios across both Canine and Equine species. It is responsible for sales of our patented product Zydax, along with the complementary product Glyde across Australia, New Zealand, U.S., the Middle East and Asia.

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

The basis of calculating Adjusted EBITDAOI is by the removal of certain significant items and also additional items that are substantive and non-operating in nature. The items that are removed are:

•	net foreign exchange losses/(gains) associated with the translation of foreign currency denominated indebtedness over time, which is considered to be a direct result of financing activities that is dependent upon fluctuations in foreign currency rates

•	other income which typically include; income from the sale of assets, non-recurring releases of provisions or research and grant income received that management consider non-operating in nature

•	Certain transactions and events where expenses are incurred that are associated with capital structure of the Group or certain significant purchase accounting items that result from business combinations and/or asset acquisitions and divestments.

Other Costs and Business Activities

Certain costs are not allocated to our reporting segment results, such as costs associated with the following:

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

7 Segment Information (continued)

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

Segment performance

12 months to 31 December 2015	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues	2,100,718	8,084,159	2,984,876	-	-	13,169,753
Cost of sales
Cost of Product	(711,335)	(1,169,570)	(654,714)	-	-	(2,535,619)
Facility costs	-	-	-	(4,535,065)	-	(4,535,065)
Total Cost of Sales	(711,335)	(1,169,570)	(654,714)	(4,535,065)	-	(7,070,684)
Gross Margin	1,389,383	6,914,589	2,330,162	(4,535,065)	-	6,099,068
Segment Costs	(6,775,203)	(3,622,295)	(1,327,450)	-	-	(11,724,948)
Adjusted EBITDAOI	(5,385,820)	3,292,295	1,002,711	(4,535,065)	(12,071,316)	(17,697,195)

6 months to 31 December 2014	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues	541,852	1,188,791	1,931,808	-	-	3,662,451
Cost of Sales
Cost of Product	(144,438)	(275,947)	(539,481)	-	-	(959,866)
Facility costs	-	-	-	(1,959,689)	-	(1,959,689)
Total Cost of Sales	(144,438)	(275,947)	(539,481)	(1,959,689)	-	(2,919,555)
Gross Margin	397,414	912,844	1,392,327	(1,959,689)	-	742,896
Segment Costs	(348,748)	(1,442,205)	(470,022)	-	-	(2,260,975)
Adjusted EBITDAOI	48,666	(529,361)	922,305	(1,959,689)	(3,273,239)	(4,791,318)

12 months to 30 June 2014	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues	1,502,944	1,646,503	4,393,153	-	-	7,542,600
Cost of Sales
Cost of Product	(363,267)	(314,688)	(1,108,949)	-	-	(1,786,904)
Facility costs	-	-	-	(3,888,176)	-	(3,888,176)
Total Cost of Sales	(363,267)	(314,688)	(1,108,949)	(3,888,176)	-	(5,675,080)
Gross Margin	1,139,677	1,331,815	3,284,204	(3,888,176)	-	1,867,520
Segment Costs	(451,272)	(4,171,246)	(325,069)	-	-	(4,947,587)
Adjusted EBITDAOI	688,405	(2,839,431)	2,949,135	(3,888,176)	(3,268,687)	(6,358,754)

12 months to 30 June 2013	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,638,413	3,661,912	4,004,197	-	-	9,304,521
Divested products	-	-	-	233,640	-	233,640
Total Revenues	1,638,413	3,661,912	4,004,197	233,640	-	9,538,161
Cost of sales
Cost of Product	(406,807)	(806,719)	(591,587)	-	-	(1,805,113)
Divested products	-	-	-	(139,214)	-	(139,214)
Facility costs	-	-	-	(2,984,328)	-	(2,984,328)
Total Cost of Sales	(406,807)	(806,719)	(591,587)	(3,123,542)	-	(4,928,655)
Gross Margin	1,231,606	2,855,193	3,412,610	(2,889,902)	-	4,609,506
Segment Costs	(365,537)	(2,539,427)	(170,371)	-	-	(3,075,335)
Adjusted EBITDAOI	866,069	315,766	3,242,239	(2,889,902)	(2,022,354)	(488,183)

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

7 Segment Information (continued)

(a)	Reconciliations

Cost of sales reconciliation

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Total segment cost of sales	(7,070,684)	(2,919,555)	(5,675,080)	(4,928,655)
Depreciation and amortization expense	(675,181)	(424,247)	(742,513)	(713,077)
Total cost of sales	(7,745,865)	(3,343,802)	(6,417,593)	(5,641,732)

Reconciliation of Adjusted EBITDAOI result to loss before income tax

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Adjusted EBITDAOI	(17,697,195)	(4,791,318)	(6,384,754)	(488,183)
Other income	6,725,142	4,346,784	2,248,195	2,203,354
Depreciation	(948,723)	(496,659)	(847,643)	(847,721)
Amortization	(529,841)	(195,103)	(406,128)	(151,496)
Finance costs	(1,284,802)	(289,784)	(7,262,020)	(2,839,595)
Transaction related expenses	-	-	(352,225)	-
Foreign exchange loss on borrowings	-	-	(1,384,335)	(2,027,403)
Loss before income tax	(13,735,419)	(1,426,080)	(14,352,910)	(4,151,044)

The total segment costs and unallocated expenses reconcile to selling and marketing expenses, regulatory expenses and administration expenses on the statement of comprehensive loss less depreciation and amortization.

A reconciliation of segment and unallocated costs to operating costs provided as follows:

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Segment and unallocated costs	(23,796,264)	(5,534,214)	(8,216,274)	(5,097,689)
Depreciation and amortization expense	(803,383)	(267,516)	(511,259)	(286,140)
Transaction related expenses	-	-	(352,225)	-
Operating costs as presented in the statement of comprehensive loss	(24,599,647)	(5,801,730)	(9,079,758)	(5,383,829)
Selling and marketing expenses	(11,777,492)	(2,447,578)	(5,474,826)	(3,341,341)
Regulatory expenses	(881,909)	(311,931)	(586,149)	(138,915)
Administration expenses	(11,940,246)	(3,042,221)	(3,018,783)	(1,903,573)
Operating costs as presented in statement of comprehensive loss	(24,599,647)	(5,801,730)	(9,079,758)	(5,383,829)

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

7 Segment Information (continued)

(b)	Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

The Group is domiciled in Australia, with the amount of its revenue from external customers for the year ended December 31, 2015 in Australia totalling $1,574,849 (six months to December 31, 2014: $836,337, year ended June 30, 2014:$2,179,765 and year ended June 30, 2013: $2,458,685), revenues from external customers in the USA totalling $8,807,835 (six months to December 31, 2014: $1,188,791, year ended June 30, 2014: $1,646,503 and year ended June 30, 2013: $3,661,912), revenues from external customers in Canada totalling $735,125 (six months ended December 31, 2014: $485,204, year ended June 30, 2014: $1,159,243, year ended June 30, 2013:$2,067,431 and year ended June 30, 2012: $372,334), revenues from external customers in New Zealand totalling $539,497 (six months ended December 31, 2014: $121,335, year ended June 30, 2014: $755,327, year ended June 30, 2013: $624,559 and year ended June 30, 2012: $1,123,327) and the total revenues from external customers in other countries totalling $1,512,447 (six months ended December 31, 2014: $1,030,785, year ended June 30, 2014: $1,801,761, for the year ended June 30, 2013: $725,574 and year ended June 30, 2012: $1,665,556). Segment revenues are based on the country in which the customer is based.

	No of customers 31 December 2015	Total revenues 31 December 2015 AUD$	No of customers 31 December 2014	Total revenues 31 December 2014 AUD$	No of customers 30 June 2014	Total revenues 30 June 2014 AUD$	No of customers 30 June 2013	Total revenues 30 June 2013 AUD$
Major customers
Production Animal - US	2	8,319,419	2	1,188,791	1	1,212,766	1	3,157,000
Production Animal - Rest of World	-	-	2	955,178	1	560,494	1	2,071,621

8 Cash and cash equivalents

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Cash on hand	1,437	1,410	1,331
Cash at bank	5,665,242	15,818,008	20,803,008
	5,666,679	15,819,418	20,804,339

The Group's exposure to interest rate risk is discussed in note 21. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of cash and cash equivalents mentioned above.

9 Trade and other receivables
	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
CURRENT
Trade receivables	3,427,827	2,128,398	2,459,513
Grant receivables	3,807,193	2,571,559	913,719
Other Receivables	31,642	125,236	38,084
	7,266,662	4,825,193	3,411,316

Grant receivables relate primarily to Australian Tax Office R&D Incentives receivable, recorded as per the terms of the R&D Incentive Scheme. Other receivables consist of other non-trade related transactions.

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
NON-CURRENT
Other receivables	67,457	50,184	30,583

Non-current other receivables relate to deposits paid by the Group in the ordinary course of business.

(a)	Impairment of receivables

The Group's accounts receivable balances are usually collected within a period of less than 30 days following due date of invoice. Our collection of these receipts has historically been strong with less than 0.2% of bad debts being written off during the last four financial years, as such we have not provided for doubtful debts in the Groups accounts over this period. In our consolidated balance sheet as at December 31, 2015 we have no allowance for doubtful debts nor do we anticipate a requirement for this provision in 2015 financial year (six months to December 31, 2014: Nil, year ended June 30, 2014: Nil, year ended June 30, 2013: Nil). While we believe, based on the historic profile of the collection of our account receivables amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile is to adversely change.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

9 Trade and other receivables (continued)

(b)	Amounts recognized in profit or loss

During the year, the following losses recognized in profit or loss in relation to impaired receivables.

	Year ended 31 December 2015 AUD$	Six months ended 31 December 2014 AUD$	Year ended 30 June 2014 AUD$	Year ended 30 June 2013 AUD$
Bad debts written off	1,018	-	80,434	-

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

On a geographical basis, the Group has significant credit risk exposures in Australia, New Zealand, Canada and United States of America given the substantial operations in those regions. The Group's exposure to credit risk for receivables at the end of the reporting period in those regions is as follows:

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Australia	178,565	269,585	536,669	253,252
New Zealand	26,318	54,979	713,563	443,416
Canada	703,863	485,204	473,479	-
United States of America	2,519,081	1,318,630	735,802	1,370,708
	3,427,827	2,128,398	2,459,513	2,067,376

The following table details the Group's trade and other receivables exposure to credit risk (prior to collateral and other credit enhancements) with aging analysis and impairment provided for thereon. Amounts are considered as 'past due' when the debt has not been settled, within the terms and conditions agreed between the Group and the customer or counter party to the transaction. Our normal trade terms are 10 – 90 days dependent on the customer. Receivables that are past due are assessed for impairment by ascertaining solvency of the debtors and are provided for where there is objective evidence indicating that the debt may not be fully repaid to the Group.

The balances of receivables that do not remain within initial trade terms (as detailed in the table) are considered to be of high credit quality.

	Past due but not impaired (days overdue)	Past due but not impaired (days overdue)	Past due but not impaired (days overdue)	Past due but not impaired (days overdue)
	< 30 AUD$	31-60 AUD$	61-90 AUD$	> 90 AUD$
31 December 2015
Trade receivables	29,262	16,174	8,516	100,565
31 December 2014
Trade receivables	130,217	42,421	-	-
30 June 2014
Trade receivables	63,852	58,098	-	-

The Group does not hold any financial assets with terms that have been renegotiated, but which would otherwise be past due or impaired.

The other classes of receivables do not contain impaired assets.

The carrying value of trade and other receivables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivable in the financial statements.

10 Inventories
	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$

Raw materials and consumables	1,006,668	1,292,668	775,461
Work in progress	190,392	183,505	105,152
Finished goods	2,229,866	1,279,783	1,129,230
	3,426,926	2,755,956	2,009,843

Write downs of inventories to net realizable value during the period were $ NIL (six months to December 31, 2014: $Nil, year ended June 30, 2014: $ Nil, year ended June 30, 2014: $Nil and year ended June 30, 2013: $Nil.).

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

11 Plant and equipment
	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Capital works in progress
At cost	509,620	52,193	-
Plant and equipment
At cost	15,246,454	14,367,251	13,592,967
Accumulated depreciation	(3,760,832)	(3,000,648)	(2,564,268)
Total plant and equipment	11,485,622	11,366,603	11,028,699
Leased plant and equipment
Capitalized leased assets	325,801	325,801	325,801
Accumulated depreciation	(325,801)	(325,801)	(325,801)
Total leased plant and equipment	-	-	-
Motor vehicles
Under lease	55,479	55,479	55,479
Accumulated depreciation	(55,479)	(49,625)	(42,599)
Total motor vehicles	-	5,854	12,880
Office equipment
At cost	1,268,898	873,582	514,017
Accumulated depreciation	(597,926)	(399,226)	(345,154)
Total office equipment	670,972	474,356	168,863
Total plant and equipment	12,666,214	11,899,006	11,210,442

(a)	Movements in carrying amounts of plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Year ended 31 December 2015
Balance at the beginning of year	52,193	11,366,603	5,854	474,356	11,899,006
Additions	457,427	879,203	-	395,316	1,731,946
Disposals - written down value	-	-	-	(16,015)	(16,015)
Depreciation expense	-	(760,184)	(5,854)	(182,685)	(948,723)
Balance at the end of the year	509,620	11,485,622	-	670,972	12,666,214

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Period ended 31 December 2014
Balance at the beginning of period	-	11,028,699	12,880	168,863	11,210,442
Additions	52,193	774,284	-	366,694	1,193,171
Disposals - written down value	-	-	-	(7,129)	(7,129)
Depreciation expense	-	(436,380)	(7,026)	(54,072)	(497,478)
Balance at the end of the period	52,193	11,366,603	5,854	474,356	11,899,006

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Year ended 30 June 2014
Balance at the beginning of year	-	11,889,335	1,249	81,836	11,999,356
Additions	-	3,630	-	56,363	59,993
Disposals - written down value	-	(123,001)	-	123,001	-
Depreciation expense	-	(741,265)	(1,249)	(92,337)	(848,907)
Balance at the end of the year	-	11,028,699	-	168,863	11,210,442

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

12 Intangible Assets
	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Development costs
Cost	24,777,880	17,005,759	13,203,923
Grants (b)	(7,042,130)	(3,929,596)	(2,570,524)
Accumulated amortization	(1,197,231)	(697,282)	(513,446)
	16,538,519	12,378,881	10,119,953
Computer software
Cost	255,776	218,928	211,778
Accumulated amortization	(210,935)	(178,195)	(167,186)
	44,841	40,733	44,592
Total Intangibles	16,583,360	12,419,614	10,164,545

(a)	Reconciliation Detailed Table

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Year ended 31 December 2015
Balance at the beginning of the year	12,378,881	40,733	12,419,614
Additions	7,769,272	36,848	7,808,969
Amortization	(497,100)	(32,740)	(529,840)
Grants receivable	(3,112,534)	-	(3,112,534)
Closing value at 31 December 2015	16,538,519	44,841	16,583,360

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Period ended 31 December 2014
Balance at the beginning of the period	10,119,953	44,592	10,164,545
Additions	3,801,835	7,150	3,808,985
Amortization	(183,835)	(11,009)	(194,844)
Grants receivable	(1,359,072)	-	(1,359,072)
Closing value at 31 December 2014	12,378,881	40,733	12,419,614

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Year ended 30 June 2014
Balance at the beginning of the year	9,330,678	45,578	9,376,256
Additions	1,836,018	25,674	1,861,692
Amortization	(379,468)	(26,660)	(406,128)
Grants receivable	(667,275)	-	(667,275)
Closing value at 30 June 2014	10,119,953	44,592	10,164,545

(b)	Government grants

During the year ended December 31, 2015 the Group recorded a receivable related to Government Grants for tax incentives totalling $3,807,193 (December 31, 2014: $2,571,559, June 30, 2014: $913,720), which is included in Note 9 in Other Receivables, with $3,048,985 (December 31, 2014: $1,359,072, June 30, 2014: $667,275) offsetting development costs and $758,207 (December 31, 2014: $251,914, June 30, 2014: $246,445, June 30, 2013: $810,267) included in Other Income.

13 Trade and other payables
	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
CURRENT
Trade payables	4,012,645	4,148,433	2,187,839
Accrued expenses	2,578,469	1,880,045	1,839,718
Provisions	25,035	-	-
Provision for fees received in advance	-	2,438,430	1,592,357
Other payables	164,291	147,126	106,770
	6,780,440	8,614,034	5,726,684

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
NON-CURRENT
Deferred lease incentive	1,106,360	668,037	-
Provisions	-	-	530,786
	1,106,360	668,037	530,786

All the carrying values are considered to be a reasonable approximation of fair value.

(a)	Risk exposure

Information about the Group's exposure to foreign exchange risk is provided in note 20.

(b)	Movement in provisions

	Note	Fees Received in Advance AUD$	Tax Obligation for Share-based Compensation AUD$	Total AUD$
31 December 2015
Carrying amount at start of year		2,438,430	-	2,438,430
Charged/(credited) to profit or loss
- Additional provision recognized		-	25,035	25,035
- Release of fees received in advance	3(b)	(2,619,859)	-	(2,619,859)
- Foreign exchange gain		181,429	-	181,429
Carrying amount at end of year		-	25,035	25,035

  14 Borrowings

	Note	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
CURRENT
Secured liabilities:
Lease liability	20	-	49,178	163,232
2013 Parnell bonds		3,122,553	4,636,242	4,271,679
		3,122,553	4,685,420	4,434,911
Less: borrowing costs attributable to loan facility and 2013 Parnell bonds		-	(94,937)	(299,693)
Total current borrowings		3,122,553	4,590,483	4,135,218

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
NON-CURRENT
Secured liabilities:
Loan facility	15,056,118	-	-
2013 Parnell Bonds	-	-	162,795
		-	162,795
Less: borrowing costs attributable to 2013 Parnell Bonds and loan facility	(702,915)	-	(10,832)
Total non-current borrowings	14,353,203	-	151,963

As at December 31, 2015, the Company had borrowings related to a term-loan of $15,056,118 and the 2013 Parnell Bonds of $2,845,000 (December 31, 2014: $4,300,000, June 30, 2014: $4,300,00), excluding capitalized interest. The Company had lease liabilities that are secured by the related leased assets of $Nil (December 31, 2014: $49,178, June 30, 2014: 163,232).

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

14 Borrowings (continued)

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

Covenants imposed by the lender required that Earnings before Income Tax, Interest, Depreciation and Amortization ("EBITDA") for the prior twelve months was not less than AUD$3,000,000, that a current ratio of 1.25:1.0 be maintained, and a minimum net worth of AUD$12,500,000 be maintained (Note 16(c)). The loan facility was extinguished in February 2014 and a charge for unamortized borrowing costs of AUD$75,053 was recorded upon extinguishment. The Company was in breach of its covenants at the time the facility was extinguished. The revenue sharing agreement remains in place in accordance with the terms above and the Group accrued AUD$109,885, AUD$37,186 and AUD$267,463 in current liabilities as of December 31, 2015, December31, 2014 and June 30, 2014, respectively.

2011 Convertible Bonds

In March 2011, the Company issued 12% convertible notes for USD$6,250,000. The notes were convertible into ordinary shares of the Company, at the option of the holder, or repayable in March 2014. The conversion rate is AUD$0.3710526 (AUD$3.71 after ten for one share consolidation) for each note held, which is based on the market price per share at the date of the issue of the notes, but subject to adjustments for reconstructions of equity. In January 2014, USD$2,042,105 of these 2011 Convertible Bonds converted into ordinary equity of the Company and USD$3,957,895 (AUD$4,495,317) was redeemed.

The 2011 Convertible Bonds were registered by a second mortgage over all assets of the Group. As at January 31, 2014, this second registered mortgage has been released.

2013 Parnell Bonds

The Company issued 10% 2013 Parnell Bonds totalling AUD$4,150,000 from February 2013 to June 2013, with another AUD$150,000 issued in 2014 with the same terms. The bonds have a two year term with repayment due between February and September 2015, but may be redeemed earlier by the Company. In addition, at maturity or upon a valuation event, bondholders had the option to exercise an attached warrant for cash and/or share consideration at the election of the bondholder. The amount of cash consideration is calculated at 20% of total bond investment and warrant shares are represented by the number of bonds x 0.0000004% of the fully diluted share capital of the Company, as at the date of the valuation event.

On May 20, 2014, at the election of the 2013 Parnell bondholders, all of the attached warrants issued with these 2013 Parnell Bonds were converted into 140,075 ordinary shares of the Company. Subsequent to this conversion no further warrant obligations exist within the Company.

In 2015, the Company redeemed $1,455,000 of 2013 Parnell bonds in cash and the remaining outstanding bonds were extended for an additional one-year term at the election of the bondholders.

The 2013 Parnell Bonds were registered by a third mortgage over all assets of the Group, which upon full payment of the loan facility and term facility became a first ranking mortgage over all of the assets of the Group.

SWK Holdings LLC Term Loan

In January 2014, the Group entered into a credit agreement with a U.S. based lender, SWK Holdings LLC, for a seven year USD$25,000,000 senior secured credit facility. The credit facility was utilized to refinance our previous senior debt facility of USD$9,900,000 with Partners For Growth, LLC, which was due to mature in June 2014, and to redeem USD$3,957,895 of Convertible Bonds that were due to mature in March 2014. USD$2,000,000 was paid to Partners for Growth III, L.P. to pay out a warrant attached to their facility. In addition, 2.0 million 2011 Convertible Bonds converted to ordinary shares of the Company. Following the payment of fees and associated costs of establishing this new seven-year credit facility of approximately AUD$1.45 million, USD$7,900,000 of funds were immediately available to us for working and growth capital. The credit facility contained two financial covenants requiring us to retain a current asset ratio of greater than 1.25, after adjusting for subordinated debt (2013 Parnell Bonds), and to maintain a level of last 12 months revenues greater than that stipulated in the credit agreement, measured at the end of each quarter and increasing over time to a maximum of AUD$16,000,000 by quarter ending December 31, 2017. In addition, the credit facility contained other customary affirmative and negative covenants.

In June 2014, the Company repaid the term loan balance of approximately USD$26,750,000, inclusive of interest of USD$1,750,000, which equated to a total Internal Rate of return, or IRR, of 20%, from the proceeds of the initial public offering. The unamortized borrowing costs of approximately AUD$1.26 million were charged to expense upon extinguishment of the debt.

The SWK Holdings LLC term loan facility was registered by a first mortgage over all assets of the Group. As at June 30, 2014, this first registered mortgage had been released.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

14 Borrowings (continued)

MidCap Term Loan

In June 2015, the Company entered into a non-dilutive $USD11 million term loan agreement with MidCap Financial. The Company intends to use the proceeds of the loan for the expansion of our Companion Animal sales team in the US.

The Term Loan has a 45-month term, being interest only for the first 18 months and straight-line amortization for the remaining 27 months. Parnell is able to extend the interest only period to the first 24 months of the term loan upon achieving certain revenue targets as stipulated in the agreement. Interest on the outstanding balance is payable monthly in arrears at an annual rate of the one month LIBOR plus 7.45% subject to a LIBOR floor of 0.50%, current rate of 7.95%. The Term Loan has no warrant coverage and is secured by substantially all of the Company's assets.

Covenants imposed by the lender include various customary negative covenants and require that the Company maintain various levels of trailing twelve-month revenues that increase over the term of the loan. As of December 31, 2015, and for the period from start of the loan to the period end date, the Company was in compliance with all covenants.

Lease liabilities are secured by the related leased assets.

2013 Parnell Bonds
	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
CURRENT
Face value of bonds*	4,300,000	4,300,000	4,150,000
Bond redemptions	(1,455,000)	-	-
Interest expense - current year**	337,494	216,768	415,013
Interest expense - brought forward	336,242	134,474	121,666
Interest paid	(396,183)	(15,000)	(415,000)
	3,122,553	4,636,242	4,271,679

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
NON-CURRENT
Face value of bonds*	-	-	150,000
Interest expense - current year**	-	-	12,759
	-	-	162,795

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

15 Employee Benefits
	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Current liabilities
Annual leave	422,138	308,875	305,330
Long service leave	15,870	70,683	-
	438,008	379,558	305,330

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Non-current liabilities
Long service leave	153,781	74,364	117,862

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

16 Ordinary shares
	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Ordinary Class shares	55,343,451	55,343,451	55,343,451
Total	55,343,451	55,343,451	55,343,451

Movements in ordinary share capital

Date	Details	No of shares	Issue price AUD$	AUD$
30/6/13	Balance	7,518,599		3,104,415
28/1/14	Issue of CB Shares	625,048	3.71	2,318,994
20/5/14	Issues of 2013 Parnell Bond Shares (A Class shares)	140,075	6.37	860,000
6/6/14	Transfer of original A Class shares to Ordinary Class shares	(5,700,000)	-	-
6/6/14	Transfer of 2013 Parnell Bond shares to Ordinary Class shares	(140,075)	-	-
6/6/14	Transfer of all B Class shares to Ordinary Class shares	(923,050)	-	-
6/6/14	Transfer of all C Class shares to Ordinary Class shares	(507,687)	-	-
6/6/14	Transfer of all D Class shares to Ordinary Class shares	(20,000)	-	-
6/6/14	Transfer of all E Class shares to Ordinary Class shares	(367,863)	-	-
6/6/14	Transfer of all CB Class shares to Ordinary Class shares	(625,048)	-	-
6/6/14	Transfer of all classes of shares to Ordinary Class	8,283,722	-	-
18/6/14	Issue of Ordinary Shares	5,000,000	10.61	53,067,289
18/6/14	Commission and issuance costs of initial public offering	-	-	(5,724,638)
18/6/14	Tax effect relating to commission and insurance costs of initial public offering	-	-	1,717,391
30/6/14	Balance	13,283,722		55,343,451
31/12/14	Balance	13,283,722		55,343,451
31/12/15	Balance	13,283,722		55,343,451

On April 28, 2014, the shareholders and the directors of the Group approved a ten for one consolidation of shares, which had the effect of a reverse share split that became effective on June 6, 2014 when the Australian Securities and Investments Commission (ASIC) altered the registration details of the Company. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ Global Market at a share price of USD$10.00 (AUD$10.61) per share resulting in proceeds of AUD$53,067,289. The proceeds were partially offset by commissions and issuance costs of AUD$5,724,638 for net proceeds of AUD$47,363,267.

There were no other movements in other classes of ordinary shares in 2015, 2014 and 2013, other than those previously discussed in the notes to the consolidated financial statements.

Ordinary shares of the Company have no par value.

On June 6, 2014, the shareholders and directors of the Group voted in favour of issuing one Ordinary Class share for each share held in Class A, B, C, D, E and CB shares. All of the rights associated with these shares classes were cancelled at that date. The Ordinary Class shares have the participation rights as noted above.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

(a)	Net loss per share

Basic and diluted net loss per share calculated for the Group have been disclosed in the Statements of Comprehensive Loss.

A reconciliation of the net loss used in calculating net loss per share is included below:

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Basic and diluted net loss per share
Net Loss for the year	(13,737,532)	(1,428,522)	(17,333,322)	(3,478,055)

A calculation of the weighted average number of shares used for the denominator is included below:

	12 months to 31 December 2015	6 months to 31 December 2014	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Weighted average number of ordinary shares used in the basic net loss per share calculation	13,283,722	13,283,722	7,960,723	7,518,599
Weighted average number of ordinary shares used in the diluted net loss per share calculation	13,283,722	13,283,722	7,960,723	7,518,599

For the year ended 31 December 2015, stock options and restricted stock units were issued to employees under the Company plan as detailed in Note 29, with no options or restricted stock units had been issued in the prior three periods. The weighted average number of instruments issued for the year ended 31 December 2015 totalled 366,038 which that could potential dilute basic earnings per share in the future but that weren’t included in the calculation of diluted earnings per share because they would be anti-dilutive.

A summary of the conversion details relating to the different classes of bonds is included in Note 14.

(b)	Share-Based Compensation

The Company established the 2014 Omnibus Equity Incentive Plan in June 2014 to allow for the issuance of up to 3,000,000 shares to officers and employees of, and other individuals, including non-employee directors, as amended. The Company may issue share options, share awards, share units, performance shares, performance units, and other share-based awards to eligible individuals. Refer to Note 29 for additional information.

(c)	Capital Management

The Group's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistently with others in the industry, the Group monitors capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including 'borrowings' and 'derivatives' as shown in the balance sheet) less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the balance sheet plus net debt. In 2014 and 2015, total cash and cash equivalents are greater than total borrowings, as such total capital is calculated as 'equity' as shown in the balance sheet plus total borrowings.

The gearing ratios at 31 December 2015, 31 December 2014, 30 June 2014 and 30 June 2013 were as follows:

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Total indebtedness and derivatives	18,178,671	4,685,420	4,597,706
Less: cash and cash equivalents	(5,666,679)	(15,819,417)	(20,804,339)
Net debt	12,511,992	(11,133,997)	(16,206,633)
Total equity	20,254,796	33,885,082	36,776,220
Total capital	38,433,472	38,570,502	41,373,926

Gearing ratio	47%	12%	11%

The increase in the gearing ratio during 2015 resulted primarily from the increase in borrowings to fund our operations and development of a Companion Animal sales team. In 2014, the large majority of our borrowings were paid down from funds raised at IPO, resulting in the reduction in the gearing ratio.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

17 Reserves
	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Foreign currency translation reserve
Opening balance	(1,585,035)	(150,800)	366,725	398,809
Currency translation differences arising during the period	(1,629,523)	(1,434,235)	(517,525)	(32,084)
	(3,214,558)	(1,585,035)	(150,800)	366,725
Share-based compensation reserve
Opening balance	-	-	-	-
Share-based compensation transactions	1,708,388	-	-	-
	1,708,388	-	-	-

(a)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive income - foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

18 Accumulated Losses
	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Retained earnings/(accumulated losses) at the beginning of the financial period	(19,844,953)	(18,416,431)	(1,083,109)	3,074,946
Loss for the period	(13,737,532)	(1,428,522)	(17,333,322)	(3,478,055)
Ordinary dividends	-	-	-	(680,000)
Accumulated losses at end of the financial period	(33,582,485)	(19,844,953)	(18,416,431)	(1,083,109)

19 Capital and Leasing Commitments

(a)	Finance Leases

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Minimum lease payments:
- not later than one year	-	50,439	170,693	238,426
- Between one and five years	-	-	-	147,480
Minimum lease payments	-	50,439	170,693	385,906
Less: finance changes	-	(1,261)	(7,461)	(40,683)
Present value of minimum lease payments	-	49,178	163,232	345,223

The Group leases various plant and equipment expiring within one and four years. The leases have purchase options.

(b)	Operating Leases

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
Minimum lease payments under non-cancellable operating leases:
- not later than one year	1,056,875	873,706	601,826	660,134
- between one year and five years	4,753,257	4,057,802	2,209,113	2,407,678
- later than five years	2,903,257	2,837,057	825,821	1,924,011
	8,713,389	7,768,565	3,636,760	4,991,823

The Group leases various offices, warehouses and equipment under non-cancellable operating leases expiring within 6 months to 10 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of these leases are renegotiated.

20 Financial Risk Management

The Group is exposed to a variety of financial risks through its use of financial instruments. This note discloses the Group‘s objectives, policies and processes for managing and measuring these risks.

The Group‘s overall risk management plan seeks to minimize potential adverse effects due to the unpredictability of financial markets. The Group does not speculate in financial instruments.

The most significant financial risks to which the Group is exposed to are described below:

Specific risks

•	Market risk - currency risk and cash flow interest rate risk

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

•	Credit risk

•	Liquidity risk

Financial instruments used

The principal categories of financial instrument used by the Group are:

•	Trade receivables

•	Cash at bank

•	Trade and other payables

•	Loan facility

•	2011 Convertible bonds

•	2013 Parnell bonds

•	Finance leases

Objectives, policies and processes

Risk management is carried out by the Group’s Risk Management Committee under the delegated power from the Board of Directors. The Finance Manager has primary responsibility for the development of relevant policies and procedures to mitigate the risk exposure of the Group, these policies and procedures are then approved by the risk management committee and tabled at the board meeting following their approval.

Reports are presented at each Board meeting regarding the implementation of these policies and any risk exposure which the Risk Management Committee believes the Board should be aware of.

Specific information regarding the mitigation of each financial risk to which Group is exposed is provided below.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

20 Financial Risk Management (Continued)

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

Liquidity risk

Liquidity risk arises from the Group’s management of working capital and the finance charges and principal repayments on its debt instruments. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. The Group maintains cash and marketable securities to meet its liquidity requirements for up to 30-day periods. Funding for long-term liquidity needs is additionally secured by an adequate amount of committed credit facilities and the ability to sell long-term financial assets.

The Group manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business.

Liquidity needs are monitored in various time bands, on a day-to-day and week-to-week basis, as well as on the basis of a rolling 30-day projection. Long-term liquidity needs for a 180-day and a 360-day period are identified monthly.

At the reporting date, these reports indicate that the Group expected to have sufficient liquid resources to meet its obligations under all reasonably expected circumstances.

The Group’s liabilities have contractual maturities which are summarized below:

	Not later than 1 month		1 to 3 months		3 months to 1 year		1 to 5 years
	31 December 2015 AUD$	31 December 2014 AUD$	31 December 2015 AUD$	31 December 2014 AUD$	31 December 2015 AUD$	31 December 2014 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
Borrowings and warrants (excluding finance leases)	120,505	36,521	3,197,814	3,901,459	767,862	792,022	16,303,894	-
Finance lease obligations	-	20,042	-	9,308	-	22,081	-	-
Trade payables	4,901,414	6,108,118	-	-	-	-	-	-
Total	5,021,919	6,164,681	3,197,814	3,910,767	767,862	814,103	16,303,894	-

Market risk

(i) Foreign currency sensitivity

Most of the Group's transactions are carried out in Australian Dollars. Exposures to currency exchange rates arise from the Group's overseas sales and purchases, which are primarily denominated in US dollars, Canadian dollars and New Zealand dollars.

To mitigate the Group's exposure to foreign currency risk, non-Australian Dollar cash flows are monitored in accordance with Group‘s risk management policies.

In order to monitor the effectiveness of this policy, the Board receives a monthly report showing the settlement date of transactions denominated in non-Australian Dollar currencies and expected cash reserves in that currency.

Foreign currency denominated financial assets and liabilities, translated into Australian Dollars at the closing rate, are as follows:

	Consolidated
31 December 2015	USD $	CAD $	CHF $	GBP $	NZD $
Trade receivables	2,519,081	703,863	-	-	26,834
Borrowing cost asset	702,915	-	-	-	-
Trade payables	(1,489,500)	-	(1,549,992)	-	(1,566)
Loan facility	(15,056,118)	-	-	-	-
31 December 2014
Trade receivables	1,330,249	482,808	-	-	54,979
Trade payables	(3,108,183)	-	(2,916,913)	(427)	(3,582)
30 June 2014
Trade receivables	735,732	479,645	-	-	713,563
Borrowing cost asset	(3,108,183)	-	-	-	(56,279)

The following table illustrates the sensitivity of the net result for the period and equity in regards to the Group‘s financial assets and financial liabilities and the US Dollar, Canadian Dollar and New Zealand Dollar to the Australian dollar exchange rate. There have been no changes in the assumptions calculating this sensitivity from prior periods.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

25 Fair Value Measurement (continued)

Level 3 measurements (continued)

It assumes a +/- 10% change of the Australian Dollar/foreign currency exchange rate for the period ended 31 December 2015 (31 December 2014, 30 June 2014 and 30 June 2013: 10%). This percentages has been determined based on the average market volatility in exchange rates in the previous 12 months.

The sensitivity analysis is based on the foreign currency financial instruments held at the reporting date.

If the Australian dollar had strengthened and weakened against the following currencies by 10% (31 December 2014: 10%, 30 June 2014: 10%) then this would have had the following impact:

	31 December 2015		31 December 2014		30 June 2014		30 June 2013
	+10%	-10%	+10%	-10%	+10%	-10%	+10%	-10%
USD
Net results/equity impact	1,028,274	(934,795)	(34,494)	31,358	(464,836)	422,578	(1,771,527)	1,610,479
CAD
Net results/equity impact	68,241	(62,037)	43,739	(39,762)	48,513	(44,103)	(16,458)	14,962
NZD
Net results/equity impact	2,820	(2,564)	5,905	(5,368)	75,294	(68,449)	62,110	(56,464)
GBP
Net results	-	-	(12)	11	-	-	-	-
CHF
Net results	(154,999)	140,908	(191,946)	174,496	-	-	-	-

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group's exposure to foreign currency risk.

(ii) Cash flow interest rate sensitivity

The Group was exposed to interest rate risk as the loan facility funds borrowed in 2013, 2014 and 2015 were at floating rates.

At December 31, 2014, the Group was not exposed to changes in market interest rates as all borrowings had been settled in the prior period.

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +0.75% and -0.75% (31 December 2014: +0.75%/-0.75%), with effect from the beginning of the period. These changes are considered to be reasonably possible based on observation of current market conditions.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	12 months to 31 December 2015		6 months to 31 December 2014		12 months to 30 June 2014		12 months to 30 June 2013
	+0.75%	-0.75%	+0.75%	-0.75%	+0.75%	-0.75%	+0.75%	-0.75%
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Borrowings
Net results	(538,245)	538,245	-	-	-	-	(65,417)	65,417

Credit risk

Credit risk refers to the risk that counterparties will default on its contractual obligations resulting in a financial loss to the Group.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions.

The Group has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The utilization of credit limits by customers is regularly monitored by line management. Customers who subsequently fail to meet their credit terms are required to make purchases on a prepayment basis until creditworthiness can be re-established.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

The five largest trade receivables balance total $3,135,991 as at December 31, 2015.

The Board receives monthly reports summarising the turnover, trade receivables balance and aging profile of each of the key customers individually and the Group's other customers analyzed by industry sector as well as a list of customers currently transacting on a prepayment basis or who have balances in excess of their credit limits. Refer to Note 7.

Management considers that all the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due.

The credit risk for liquid funds and other short-term financial assets is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

25 Fair Value Measurement (continued)

Level 3 measurements (continued)

Credit quality

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Cash at bank
AA-	1,036,303	15,450,295	20,342,721
A-	4,628,939	369,537	460,287
	5,665,242	15,819,832	20,803,008

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

	31 December 2015		31 December 2014		30 June 2014		30 June 2013
	Net Carrying Value AUD$	Net Fair value AUD$	Net Carrying Value AUD$	Net Fair value AUD$	Net Carrying Value AUD$	Net Fair value AUD$	Net Carrying Value AUD$	Net Fair value AUD$
Financial liabilities
Long term loan	15,056,118	16,207,911	-	-	-	-	10,673,854	11,714,555
2011 Convertible bonds	-	-	-	-	-	-	6,971,730	7,613,657
2013 Parnell bonds	3,122,553	3,778,289	4,636,242	5,562,604	4,434,474	4,745,000	4,271,639	5,125,967
Lease liabilities	-	-	49,178	50,439	163,232	176,290	345,223	385,906
	18,178,671	19,986,200	4,685,420	5,613,043	4,597,706	4,921,290	22,262,446	24,840,085

21 Dividends

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
The following dividends were declared and paid:
Final unfranked ordinary dividend of $Nil (December 31, 2014: $Nil, June 30, 2014: $Nil, June 30, 2013: AUD$0.12) per share	-	-	-	680,000

Franking account

	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$	30 June 2013 AUD$
The franking credits available for subsequent financial years at a tax rate of 30%	-	-	-	-

The above available balance is based on the dividend franking account at period-end adjusted for:

(a)	Franking credits that will arise from the payment of the current tax liabilities;

(b)	Franking debits that will arise from the payment of dividends recognized as a liability at the period end;

(c)	Franking credits that will arise from the receipt of dividends recognized as receivables at the end of the period.

The ability to use the franking credits is dependent upon the entity's future ability to declare dividends.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

22 Key Management Personnel Disclosures

Key management personnel remuneration included within employee expenses for the period is shown below:

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Short-term employee benefits	1,942,772	651,012	1,702,398	1,853,474
Long-term benefits	70,778	17,874	5,967	27,375
Post-employment benefits	-	-	-	34,238
Share-based payments	1,032,053	-	-	-
	3,045,603	668,886	1,708,365	1,915,087

For the purposes of this note, Key Management Personnel has been assessed as being the Board of Directors, which includes the Chief Executive Officer and the Chief Financial Officer.

Other key management personnel transactions

For details of other transactions with key management personnel, refer to Note 28: Related Party Transactions.

23 Remuneration of Auditors
	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Remuneration of the auditor of the Company, PricewaterhouseCoopers Australia, for:
- auditing or reviewing the financial report	352,500	245,000	205,000	93,000
- taxation services	33,520	76,750	101,458	22,000
- assurance services relating to IPO	-	85,000	389,950	-
- auditing or reviewing of financial information for IPO	-	-	220,000	-
Total remuneration of PricewaterhouseCoopers Australia	386,020	406,750	916,408	115,000

24 Interests in Subsidiaries

The parent entity within the Group is Parnell Pharmaceuticals Holdings Limited, which changed its name from Parnell Pharmaceuticals Holdings Pty Limited on June 6, 2014 upon becoming a public entity. There is no ultimate parent entity above the Group.

(a)	Composition of the Group

	Principal place of business / Country of Incorporation	Percentage Owned (%)* 31 December 2015	Percentage Owned (%)* 31 December 2014	Percentage Owned (%)* 30 June 2014
Subsidiaries:
Parnell Technologies Pty Limited	Australia	100	100	100
Parnell Pharmaceuticals Pty Limited	Australia	100	100	100
Parnell Laboratories (Aust) Pty Limited	Australia	100	100	100
Parnell, Inc.	United States of America	100	100	100
Parnell Technologies NZ Pty Limited	Australia	100	100	100
Parnell Technologies (UK) Limited	United Kingdom	100	100	100
Australian Pharma Services Pty Limited	Australia	100	100	100
Parnell Manufacturing Pty Limited	Australia	100	100	100
Parnell Corporate Services Pty Limited	Australia	100	100	100
Parnell Australia Pty Limited	Australia	100	100	100
Parnell North America Pty Limited	Australia	100	100	100
Parnell Europe Pty Limited	Australia	100	100	100
Parnell NZ Co Limited	New Zealand	100	100	100
Parnell Group Pty Limited	Australia	100	100	100
Parnell Corporate Services U.S., Inc.	United States of America	100	100	100
Parnell U.S. 1, Inc.	United States of America	100	100	100
Veterinary Investigative Services, Inc.	United States of America	100	100	100

*The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

25 Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

•	Derivatives

•	Warrants

Fair value hierarchy

All assets and liabilities measured at fair value are required to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

The table below shows the assigned level for each asset and liability held at fair value by the Group:

31 December 2015	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements Financial liabilities
Derivatives on financial instruments	-	-	-	-

31 December 2014	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements Financial liabilities
Derivatives on financial instruments	-	-	-	-

30 June 2014	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	-	-	-	-

30 June 2013	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	-	-	224,169	224,169
Warrants	-	-	2,952,954	2,952,954

Level 3 measurements

A reconciliation of the movements in recurring fair value measurements allocated to Level 3 of the hierarchy is provided below:

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Warrants
Balance at beginning of period	-	-	2,952,954	1,786,214
Total gains or losses for the period
Recognized in profit or loss - settlement	-	-	(3,135,313)	-
Recognized in profit or loss - foreign exchange	-	-	182,359	306,740
Other movements
Additions	-	-	-	860,000
Balance at end of period	-	-	-	2,952,954

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

25 Fair Value Measurement (continued)

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Derivatives
Balance at beginning of period	-	-	224,169	529,792
Total gains or losses for the period
Recognized in profit or loss – settlement and amortization	-	-	(236,538)	-
Recognized in profit or loss - foreign exchange	-	-	12,369	(305,623)
Balance at end of period	-	-	-	224,169

Unobservable inputs and sensitivities relating to 2013:

Description	Fair value at 30 June 2013 AUD$	Valuation technique	Unobservable inputs	Range of inputs (probability weighted average)	Relationship of unobservable inputs to fair value
Derivatives	224,169	Discounted cash flows	Weighted average forward foreign exchange rate	5 - 50% (25%)	A change in the weighted average forward foreign exchange rate of +/- 5% would change fair value by AUD$229,554 and (AUD$501,237) respectively.
Warrants	2,952,954	Discounted cash flows	Risk adjusted discount rate	10% - 20% (15%)	A change in the discount rate by 50bps would not increase/decrease the fair value of the warrants.

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

26 Contingencies

A contract is currently in dispute in relation to delay damages under a distribution and supply agreement. There are currently no legal proceedings in relation to this dispute. The Company has sought legal advice on this matter in two jurisdictions and both legal advisors have indicated that it is not probable that a significant liability will arise. If the supplier chooses to instigate legal proceedings and there was an adverse decision related to the lawsuit, the potential undiscounted amount of the total payment that the Company could be required to make is estimated to be approximately USD $2 million.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

27 Related Parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transaction with related parties:

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Contributions to superannuation funds on behalf of employees	321,176	154,775	312,303	315,744
Repayment of loans to related parties (employees)	-		60,416	-
Repayment of loan from directors	-		64,063	-
Dividends paid to a director	-		-	680,000
Rental and outgoings amounts paid to a Company controlled by a director	566,427	275,274	551,056	541,337
Interest paid/payable to associated connected to related parties for the 2013 Parnell Bonds	162,000	87,463	75,812	81,000

In addition to the above, $175,000 of 2013 Parnell Bonds were redeemed in the six months ended June 30, 2015 (2014: $Nil) from associates connected to related parties and an additional $1,460,000 of 2013 Parnell Bonds to associates were extended by an additional one-year term.

The Company also issued 68,909 Restricted Stock Units and 488,515 stock options to directors of the Company in the six months ended June 30, 2015 (2014: Nil).

(a)	Related Parties

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

For details of remuneration disclosures relating to key management personnel, refer to Note 22: Interests of Key Management Personnel (KMP).

Other transactions with KMP and their related entities are shown below.

(ii) Subsidiaries:

The consolidated financial statements include the financial statements of Parnell Pharmaceuticals Holdings Limited and those entities disclosed in note 24.

(b)	Loans to key management personnel

Unsecured loans are made to the directors on an arm's length basis. Loans are unsecured and repayable in cash.

	Opening balance AUD$	Closing balance AUD$	Interest paid/payable AUD$
Loans to KMP
31 December 2015	-	-	-
31 December 2014	-	-	-
30 June 2014	64,064	-	3,222
30 June 2013	60,986	64,064	6,505

Interest is payable on these loans at the statutory benchmark rate as advised by the Australian Taxation Office. The loans are repayable within 30 days of written notice being provided or upon termination of employment. This amount was paid in full during the year ended June 30, 2014 and no additional loans to management personnel were issued during the period.

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

28 Cash Flow Information

Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$	12 months to 30 June 2013 AUD$
Net (loss) attributable to members	(13,737,532)	(1,428,522)	(17,333,322)	(3,478,055)
Cash flows excluded
- Capitalized finance costs	(837,965)	263,296	215,512	121,639
Non-cash flows in profit:
- depreciation and amortization	1,478,563	691,762	1,253,772	1,743,208
- Stock compensation expense	1,708,388	-	-	-
- net gain on disposal of property, plant and equipment	(1,722)	9,020	-	-
- tax effect on IPO transaction costs	-	-	1,717,391	-
- net exchange differences	(2,765,797)	(4,022,876)	(943,061)	2,163,208
Changes in assets and liabilities:
- (increase) in trade and other receivables	(1,316,701)	(74,407)	(1,562,561)	401,108
- (increase) in inventories	(670,969)	(746,114)	(102,696)	(656,387)
- (increase)/decrease in other assets	153,278	(138,465)	555,888	(557,009)
- (increase)/decrease in deferred tax assets	-	-	1,021,026	(1,120,806)
- increase/(decrease) in trade and other payables	1,047,718	(266,019)	2,180,722	(730,769)
- (increase)/decrease in grants receviable	812,141	-	1,275,282	(1,358,451)
- (increase)/decrease in deferred tax liability	-	-	215,962	441,397
- increase/(decrease) in deferred revenue	181,298	315,287	(33,258)	-
- increase in employee benefits	137,867	30,730	84,638	49,761
- increase/(decrease) in other provisions	(2,605,521)	(51,263)	(1,219)	-
Cash flow from operations	(16,416,954)	(5,417,571)	(11,455,924)	(2,981,156)

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

29 Share-based Payments

The Company established the 2014 Omnibus Equity Incentive Plan in June 2014 to allow for the issuance of up to 1,500,000 shares to officers and employees, and other individuals, including non-employee directors. The Company amended the Plan in May 2015 increasing the available shares for issuance to 3,000,000 shares. The Company may issue share options, share awards, share units, performance shares, performance units, and other share-based awards to eligible individuals. The 2014 Plan is administered by the Company's board of directors. All awards are evidenced by a written agreement between the Company and the holder of the award. The board of directors has the authority to construe or interpret the terms of the 2014 Plan and awards granted under the 2014 Plan.

Pursuant to the 2014 Plan the board of directors approved the initial issuance of stock option and restricted stock units during the year ended December 31, 2015.

The fair value of each share option is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of its publicly traded peer companies and expects to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. The risk-free interest rate is determined by reference to the appropriate reserve bank yield in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected term is determined based on the life of the grant of 10 years. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The fair value of the underlying ordinary shares is determined by the closing price of our ordinary shares on the NASDAQ Global Market. The fair value of the share options was estimated using the following assumptions:

	12 months ended December 31, 2015	6 months ended December 31, 2014
Share price at grant date per ordinary share	$4.38 - $4.77	-
Risk free interest rate	1.89 - 2.55%	-
Expected term (in years)	10	-
Expected volatility	37%	-
Expected dividend yield	zero	zero

If any assumptions used in the option-pricing model changed significantly, share-based compensation for future awards may differ materially from the awards granted previously.

The following table summarizes share option activity for the year ended December 31, 2015:

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

	Shares Issuable Under Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2014	-	-	-	-
Granted	714,856	5.00	9.2	-
Exercised	-	-	-	-
Expired or forfeited	(185,265)	5.00	-	-
Outstanding as of December 31, 2015	529,591	5.00	9.2	-
Options vested and expected to vest, as of December 31, 2014	-	-
Options vested and expected to vest, as of December 31, 2015	137,251	5.00

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company's ordinary shares for those share options that had exercise prices lower than the fair value of the Company's ordinary shares.

There were no options exercised during the year ended December 31, 2015. The Company did not receive cash proceeds from stock option exercises for the year ended December 31, 2015.

In addition to the stock options described above, the Company has granted service-based RSU's to its employees. RSU's are valued at the fair value of the underlying ordinary shares as of the date of the grant. The following table summarizes restricted stock unit activity for the year ended December 31, 2015:

	Number of Restricted Share Units	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2014	-	-	-	-
Granted	236,748	4.38	0.37	-
Exercised	-	-	-	-
Expired or forfeited	(59,178)	4.38	-	-
Outstanding as of December 31, 2015	177,570	4.38	0.37

Parnell Pharmaceuticals Holdings Limited

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2015

For the year ended December 31, 2015, share-based compensation expense was $1.7 million. The Company had an aggregate of $0.9 million of unrecognized share-based compensation expense as of December 31, 2015, which we expect to recognize over an estimated period of 1.4 years for outstanding awards.

30 Events Occurring After the Reporting Date

On January 11, 2016, the Company entered into a purchase agreement (the “Purchase Agreement”), and a registration rights agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”).

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $USD 15,000,000 in amounts of ordinary shares of the Company, no par value (“Ordinary Shares”) as described below, subject to certain limitations, from time to time, over the 36-month period commencing on on February 17, 2016, the date the registration statement filed with the Securities and Exchange (the “SEC”) pursuant to the Registration Rights Agreement was declared effective by the SEC. The Company may direct Lincoln Park, at its sole discretion and subject to certain conditions, to purchase up to 35,000 shares of Ordinary Shares on any business day, increasing to up to 55,000 shares depending upon the closing sale price of the Ordinary Shares (such purchases, “Regular Purchases”). However, in no event shall a Regular Purchase be more than $USD 500,000. The purchase price of Ordinary Shares related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the Ordinary Shares is not below the threshold price as set forth in the Purchase Agreement.

As consideration for entering into the Purchase Agreement, the Company initially issued to Lincoln Park 47,746 Ordinary Shares and is required to issue up to 38,197 additional Ordinary Shares pro rata as the Company requires Lincoln Park to purchase the Company’s shares under the Purchase Agreement over the term of the agreement. The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares to Lincoln Park. The Company expects that any proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement will be used for general corporate purposes and working capital requirements. No other matters or circumstances have arisen since the end of the financial period which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

On February 23, 2016, Parnell Pharmaceuticals Holdings Ltd entered into second Securities Purchase Agreement with Lincoln Park Capital Fund, LLC. The Company will issue and sell to Lincoln Park, and Lincoln Park will purchase from the Company, at the closing (a) 175,000 ordinary shares at a price of $USD 3.50 per share and (b) a Warrant to purchase up to an additional 150,000 ordinary shares (the “Warrant Shares”) for a purchase price of $USD 5.00 per share.

The Purchase Agreement and the Warrant contain customary representations, warranties, agreements and conditions. The Company expects that the net proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement and the Warrant will be used for general corporate purposes and working capital requirements.

31 Company Details

The registered office and principal place of business of the company in Australia is:

Parnell Pharmaceuticals Holdings Limited

Unit 4 Century Estate

476 Gardeners Road

Alexandria NSW 2015

The principal place of business of the company in the United States is:

7015 College Blvd

Level 4

Overland Park KS 66211

