Form 20-F
period 2016-12-31
Parnell Pharmaceuticals Holdings Ltd
filed 2017-03-31
CIK 1603429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended December 31, 2016

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

Robert T. Joseph
President and Chief Executive Officer
c/o Parnell, Inc.

7015 College Blvd, Level 6
Overland Park, Kansas 66211
Tel: 913-274-2100

E-mail: Robert.joseph@parnell.com

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None	None
(Title of Each Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares no par value traded on the OTC Pink® Open Market

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2016, 18,145,760 ordinary shares, no par value, were issued and outstanding.

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

 Parnell Pharmaceuticals Holdings Ltd

3

Parnell Pharmaceuticals Holdings Ltd

Parnell Pharmaceuticals Holdings Ltd

Item	13.	Defaults, Dividend Arrearages and Delinquencies	73

Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	73

Item	15.	Controls and Procedures	73

Item	16A.	Audit Committee Financial Expert	74

Item	16B.	Code of Ethics	74

Item	16C.	Principal Accountant Fees and Services	74

Item	16D.	Exemptions from the Listing Standards for Audit Committees	75

Item	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	75

Item	16F.	Change in Registrant's Certifying Accountant	75

Item	16G.	Corporate Governance	75

Item	16H.	Mine Safety Disclosure	76

PART III			76

Item	17.	Financial Statements	76

Item	18.	Financial Statements	76

Item	19.	Exhibits	76

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following summary consolidated financial data for the years ended December 31, 2016 and 2015, six-months ended December 31, 2014, and years ended June 30, 2014 and 2013 are derived from the audited consolidated financial statements of Parnell Pharmaceuticals Holdings Ltd prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”) included elsewhere in this annual report on Form 20-F. The summary consolidated financial data for the year ended December 31, 2014 and six-months ended December 31, 2013 are derived from the unaudited consolidated financial information of Parnell Pharmaceuticals Holdings Ltd which is not included in this annual report on Form 20-F.

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

Parnell Pharmaceuticals Holdings Ltd

Statement of operations data:

	(AUD$ in thousands, except percentages)
	Year Ended December 31,			Year Ended December 31,			Six-Months Ended December 31			Year Ended June 30,
	2016	2015	v%	2015	2014 (Unaudited)	v%	2014	2013 (Unaudited)	v%	2014	2013	v%
Revenues	19,049	13,170	45%	13,170	8,361	58%	3,663	2,843	29%	7,543	9,538	(21%)
Other Income	916	6,725	(86%)	6,725	5,615	20%	4,347	980	344%	2,248	2,203	2%
Costs and expenses	(41,647)	(33,630)	(24%)	(33,630)	(25,338)	(33%)	(9,436)	(8,241)	(15%)	(24,144)	(15,892)	(52%)
Income/(loss) before income tax (expense)/benefit	(21,682)	(13,735)	(58%)	(13,735)	(11,363)	21%	(1,426)	(4,418)	67%	(14,353)	(4,151)	(246%)
Income tax (expense)/benefit	(9)	(2)	(350%)	(2)	(2,983)	(100%)	(2)	-	-	(2,980)	673	(543%)
(Loss)/income for the period	(21,691)	(13,737)	(54%)	(13,737)	(14,345)	(4%)	(1,428)	(4,418)	67%	(17,333)	(3,478)	(398%)
Other comprehensive income/(loss) for the period, net of tax	(728)	(1,630)	(55%)	(1,630)	(1,272)	28%	(1,434)	(679)	111%	(517)	(32)	1,513%
Total comprehensive income/(loss) for the period	(22,419)	(15,367)	(46%)	(15,367)	(15,617)	(2%)	(2,862)	(5,097)	43%	(17,851)	(3,510)	(413%)

Per Share Data
Earnings per share:	AUD$	AUD$		AUD$	AUD$		AUD$	AUD$		AUD$	AUD$
Basic and diluted	(1.37)	(1.03)		(1.03)	(1.32)		(0.11)	(0.59)		(2.18)	(0.46)
Weighted-average shares outstanding
Basic and diluted	15,809,277	13,283,722		13,283,722	10,866,977		13,283,722	7,518,599		7,960,723	7,518,599

Parnell Pharmaceuticals Holdings Ltd

(1)	As noted above, all share, per share and related information has been retroactively adjusted, where applicable, to reflect the impact of the ten-for-one consolidation of our shares, which had the effect of a reverse share split, that we effected on April 28, 2014.

Certain amounts may reflect rounding adjustments.

Balance sheet data:

	(in thousands)
	At December 31, 2016	At December 31, 2015	At December 31, 2014	At June 30, 2014	At June 30, 2013
Cash and cash equivalents	7,115	5,667	15,819	20,804	860
Total Assets	47,579	46,209	48,240	47,744	31,563
Borrowings, including current portion	29,842	17,476	4,590	4,287	20,200
Ordinary Shares	63,522	55,343	55,343	55,343	3,104
Total Equity	8,064	20,255	33,913	36,776	2,388

Certain amounts may reflect rounding adjustments.

Exchange Rates

The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of U.S. dollars per Australian dollars based on using the Reserve Bank of Australia rate (the “RBA rate”). The exchange rate in effect on March 29, 2017, as per the RBA was AUD 1.00 = $0.7644.

Month	High	Low
Through March 29, 2017	0.7724	0.7514
February 2017	0.7717	0.7566
January 2017	0.7576	0.7234
December 2016	0.7493	0.7202
November 2016	0.7700	0.7324
October 2016	0.7683	0.7537
September 2016	0.7698	0.7469

Year Ended December 31, ($ per AUD)	Period End	Average(1)	Low	High
2016	0.7236	0.7451	0.6867	0.7812
2015	0.7306	0.7576	0.6924	0.8244
2014	0.8202	0.9069	0.8140	0.9458
Year ended June 30, ($ per AUD)
2014	0.9420	0.9182	0.8716	0.9651
2013	0.9275	1.0271	0.9202	1.0593
6-month Period ended December 31, ($ per AUD)
2014	0.8202	0.8821	0.8140	0.9458
2013	0.8948	0.9226	0.8836	0.9672

(1)	Represents the average of the exchange rates on the last day of each month during the year.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Our business faces significant risks. You should carefully consider the risks described below, as well as the other information contained in this annual report, including our financial statements and related notes. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We have incurred a loss for the fiscal years ended June 30, 2014, the six-month period ended December 31, 2014, the fiscal years ended December 31, 2015 and December 31, 2016. If we do not increase our revenues and/or reduce our costs, we will continue to incur losses and may be reliant upon external capital in order to continue to fund our operations. Failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

In order to access global revenue opportunities and fund the investment in our product candidate pipeline, we divested certain legacy products and in part used the proceeds therefrom, along with debt financing and private placements, to expand our operating footprint, including the construction of our U.S. Food and Drug Administration, or FDA, inspected sterile manufacturing facility in Sydney, Australia. In addition, we have invested in the establishment of a U.S. sales and marketing presence and we have increased our research and development investment in our pipeline products. As a result of the divestiture and our investments in major growth assets, our revenues increased, our expenses increased and we have incurred losses. In order to become profitable, we will need to either reduce our costs and/or increase our revenues, including our reproductive hormones products and companion products in the U.S. and other markets. If we do not sufficiently reduce our costs and/or increase our revenues, then we will continue to incur losses and may need to seek additional funds through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If we are unable to access additional capital as required, we may be required to delay, limit, reduce or terminate our operations, research and development activities and commercialization efforts.

Sales of our existing reproductive hormones and osteoarthritis, or OA, products may decline as a result of increased competition and other market factors.

At least in the near term, we are depending on sales of our reproductive hormone products, our osteoarthritis products, and contract manufacturing for revenues and profits. All three product portfolios can be susceptible to pricing and competitive pressures.

In the Middle East, which accounted for approximately 31%, 9% and 6% of our revenues for the six-months ended December 31, 2014 and fiscal years 2015 and 2016, respectively, and in Canada, which accounted for approximately 0%, 6% and 0% of our revenues for six-months ended December 31, 2014, and fiscal years 2015, and 2016 respectively, we are dependent upon distribution partners to market and sell our reproductive hormone products. In the Middle East, Canada, Australia and New Zealand, we have a relatively mature product offering in relatively mature markets. In those markets where we have no direct sales presence (Middle East and Canada), we have a limited ability to directly grow the market for our products. As a result of these competitive market pressures, we may see a decline in market share and, as a result, a decline in our revenue.

The market for our OA products is highly competitive. We currently sell Zydax in Australia and Glyde in Australia and the U.S., but both of these markets have multiple competitive offerings, especially in the nutraceutical segment in which Glyde operates.  Because the nutraceutical segment is less regulated than pharmaceuticals, competitors can advertise various claims to sell their products which can cause confusion in the market about individual product comparisons. Although all products which claim to treat or cure a disease or condition (including nutraceuticals) are required to be registered with the Australian Pesticides and Veterinary Medicines Authority, or APVMA, in practice there are a number of products which are not, especially in the U.S. where nutraceuticals are not specifically regulated by the FDA. As such, some competitors may make unjustified claims that to the untrained recipient or consumer seem believable. Thus competition in this product category in particular manifests as both other technologies/drugs but also a multitude of other competitive offerings that may not have to act to the same standard as we do. As OA is seen as a lucrative market, there is a strong attraction for new competitors to enter that market. While we have been able to grow our sales for our OA products in most years, we may not be able to continue to do so and we may see our existing revenues of Zydax and Glyde decline in future years due to increased competition.

Zydax, our most advanced product candidate, may take longer to, or may never, receive regulatory approval in the U.S., Europe or in any other significant market.

Our business model calls for growth, at least in part from the approval of our product candidates, including Zydax for the treatment of OA in dogs. In order to obtain approval of Zydax for the treatment of OA in dogs, we are required to submit to the FDA’s Center for Veterinary Medicine, or CVM, three of the major sections of our dossier including Safety, Efficacy, and Chemistry and Manufacturing Controls, or CMC. We have requested a waiver for the Environmental Assessment. The Safety section has been completed, submitted and approved by the CVM. We must now fulfill the requirements of the two remaining sections. In particular we must successfully complete a pivotal efficacy study and submit a Drug Master File, or DMF, (among other components). Both of these undertakings bear risk of not being successful or may take longer than we currently anticipate and/or cost more than projected. It may also be that the FDA or the European Medicines Agency, or EMA, or both will fail to grant approval.

We will require partners to distribute and market our products in those markets where we do not have or do not expect to have a direct presence.

We currently have the capability to market companion animal and production animal drugs in those markets where we have an existing presence, but we are reliant on partner organizations to distribute and market our products, including Zydax for dogs, in those markets where we do not currently have a presence or we do not expect to establish a presence. Prior to obtaining approval of Zydax for dogs in the EU, we would need to identify a distribution strategy including potentially appointing a partner in those markets where we are unrepresented. While we are aware of a large number of organizations that could likely be effective in distributing and marketing our products, we have not appointed a specific partner. Failure to negotiate a marketing agreement with a partner organization may result in a delay in the launch of Zydax upon approval.

The loss of products or delays in product availability from our manufacturing facility could substantially harm our business.

We currently manufacture all of our products in our manufacturing facility located in Sydney, Australia. This facility currently has approximately 64% available capacity, is approved by multiple regulators, and has been inspected by the FDA. Despite the current operations of this facility being compliant and meeting our forecasted demands for several years to come, there can be no assurance that our manufacturing facility will be able to meet our supply obligations when needed. We face the following risks:

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

The Active Pharmaceutical Ingredient, or API, for all our products and product candidates is supplied by contract manufacturers. If these third party suppliers discontinue our supply relationship or are unable to supply our needs on a timely basis or on terms and conditions acceptable to us, we may experience disruption to the continuation of our sales.

We do not manufacture any of the API for any of our products or product candidates and we are therefore entirely dependent upon contract manufacturers to supply us with our API requirements. Our third party suppliers may become unable to supply us with stock that meets our specifications or within our required delivery timelines. We may also be subject to capacity constraints of our suppliers which may disrupt our ability to efficiently manufacture our products. If these or any other such risks occur, our ability to timely and efficiently manufacture our products will be delayed, or our costs may increase, including with respect to additional expenses resulting from mitigation such as rush charges and air freight, and our business, financial condition and results of operations may be materially adversely affected.

Some of our product candidates require our contract manufacturers to develop manufacturing processes for development of our API. These processes may result in manufacturing delays and increased costs.

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

We have signed long-term supply agreements for the API contained in our estroPLAN and GONAbreed products. The estroPLAN API is supplied by Piramal Healthcare (UK) Ltd. under a supply agreement that has one year remaining on the current renewal term, and GONAbreed is supplied by Bachem A.G. in Switzerland under an agreement that has about two years remaining of the initial term. We have previously renewed supply contracts with both these parties but in the event that these arrangements are not renewed or otherwise terminated, it may take us considerable time to identify a new supplier and have the FDA, or other regulatory bodies, approve such a supplier. As a result, we may be precluded from selling our reproductive hormone products in some or all of our currently approved or future markets until such a time that an approved manufacturer is able to supply us with API. Due to estroPLAN and GONAbreed currently being the source of the majority of our revenues, representing AUD$3.0 million for the six months ended December 31, 2014, AUD $11.1 million in fiscal year ended December 31, 2015 and AUD $13.8 million in fiscal year ended December 31, 2016, until such time as we have additional products approved, any delay in the supply of the API for these products would have a significant impact on our business, financial condition and results of operations.

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

We currently sell our companion animal and production animal drugs in 11 countries. We use local marketing partners to sell our reproductive hormones in Canada, United Arab Emirates, Saudi Arabia, Turkey, Israel and Kenya. In all situations we are entirely dependent on the capabilities and business practices of our partners to successfully market and sell our drugs. We typically have a certain level of engagement with our partners and do offer promotional and clinical science capabilities to our partners but for daily operations we are still reliant on them to conduct business on our behalf. If these partners do not perform we have a limited ability to rectify the issue as in some cases a local company must hold the registration and it can be difficult to take back the marketing rights given local laws can heavily favor and protect local businesses such as in the Middle East. Similarly, if we do elect to take back our products and either market them in our own right or appoint new marketing and distribution partners, the incumbent may seek to undertake punitive actions and we would have limited ability to stop them. Even if we took legal action, in many countries the court systems can be highly complex and inefficient which may cause us to expend resources and funds on rectifying the situation and in some cases the resolution was not necessarily our desired outcome.

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

The sale and distribution of animal health products is highly competitive, continually evolving and subject to technological change. We compete directly with both geographically diverse and regional animal health product manufacturers, as well as companies that promote over-the-counter drugs directly to animal owners and veterinarians. Additionally, certain drug product manufacturers currently compete through the direct marketing of products, and other manufacturers may decide to do so in the future. We compete with numerous manufacturers and distributors based on customer relationships, service and delivery, product selection, price and e-commerce capabilities. In the U.S., we currently utilize two primary third-party distributors, MWI Veterinary Supply, Inc and Animal Health International, Inc. to provide logistics services. These two companies currently provide logistics services to the majority of ship-to livestock producer and large animal veterinary clinic locations. As a result of recent mergers and acquisitions, these two companies may exert market influence across a large cross-section of livestock producers and veterinary clinics. They may be able to use this influence to position our competitors’ products rather than our products. Some of our competitors have greater financial and other resources than we do. Many of our competitors have comparable product lines or distribution strategies that directly compete with ours. Our potential competitors include large animal health companies, such as Zoetis, Inc.; Merck Animal Health, the animal health division of Merck & Co., Inc.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH; Virbac Group; Ceva Animal Health; Vetoquinol and Dechra Pharmaceuticals PLC. We are also aware of several smaller early stage companies that are developing products for use in the animal health market. If we do not compete successfully against these organizations, it could have a material adverse effect on our business, financial condition and results of operations.

Our pipeline products, other than Zydax in the U.S. and EU, are all early stage development projects and there is no clinical data to support their likelihood of success.

A significant component of our future sales growth is dependent upon the successful approval and commercialization of our pipeline product candidates to achieve substantial revenue and profit uplift. All of our pipeline opportunities including PAR121, PAR122, are early stage compounds in pilot stage. None of them have substantive clinical efficacy or safety data in our targeted animal species and these compounds have not had a definitive formulation developed. The clinical studies completed to date for PAR121 and PAR122 may not be indicative of efficacy when studied under more rigorous and robust experimental conditions. As a result, we may not be able to transform the product concept into a feasible drug product that can be administered in-vivo or manufactured at scale to produce a stable product. If all of our pipeline opportunities fail, we will be dependent on our currently approved drugs to deliver revenue and profit growth and/or we will need to identify additional projects to commence. Accordingly, we may need to raise more capital to undertake additional projects.

Multiple other companies are developing new product offerings to treat OA in dogs.

The OA market for dogs is a large and attractive market for drug companies and a multitude of companies producing alternative therapies including nutraceuticals and over-the-counter products. There are already many competitive offerings in the OA market. Potential new drug products include offerings from companies such as Aratana Therapeutics and Nexvet. There is also likely to be other potential product offerings that we are not yet aware of. There may also be technologies in development that are superior to, or obviate, the need for a disease modifying treatment such as Zydax. If such technologies came to market, we may experience a decline in sales.

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

As of December 31, 2016, we had outstanding indebtedness of approximately AUD$29.8 million. Such remaining or any future indebtedness could have important consequences to you. For example, it could:

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

In addition, the agreements governing our indebtedness include certain covenants that, among other things, restrict our ability to incur additional indebtedness, make certain payments, sell assets, enter into certain transactions with affiliates and create liens. Moreover, certain of these agreements require us to achieve specified EBITDA targets and maintain specified cash balances over the life of the loan. These and other covenants in our current and future agreements may restrict our ability to fully pursue our business strategies and adversely affect our growth prospects. Our ability to comply with such covenants may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default under our indebtedness, which could cause those and other obligations to become due and payable.

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

Our products are designed and intended to be both efficacious and safe for the animals in which treatments are targeted. We cannot have any degree of certainty as to how our products will affect all animals. Our drugs may be used off-label and without our knowledge. In either case, an animal may suffer minor, major or catastrophic side-effects from our drugs. As a result of such events, we may be exposed to product liability claims from animal owners and potentially from veterinarians. Some of our products may be potentially dangerous to human beings. For example, estroPLAN (as with all prostaglandin F 2α, or PG, drugs) is known to cause abortive effects on pregnant women, potential respiratory effects in humans, and is easily and rapidly absorbed through the skin. Because estroPLAN is administered in a field setting, the potential for product container breakage and inadvertent human contact may occur. Likewise, our personnel who manufacture estroPLAN or who utilize it in a clinical trial setting may be exposed to the risks of estroPLAN and its active ingredients. While we label our products and take precautionary steps during the manufacturing process including educating our staff to the potentially harmful effects, we cannot prevent all possible situations that may cause human exposure to estroPLAN. We currently do not know the user-safety profile of our pipeline drugs and do not know what the animal safety profile will be. Even if we undertake animal safety and user safety studies, we may not know the full safety profile of a drug for many years after gaining approval. As a result, we may be exposed to both patent and latent compensation claims for many years to come, the costs of which could be significant.

Some of our products are hormones, and their use may be seen as controversial.

Our reproductive hormones are exact replicas of naturally occurring peptides or analogues of naturally occurring prostaglandins and maybe commonly referred to as hormones. There is an increased public sensitivity around the use of growth promoting hormones in production animals and increasingly foods may be labelled as “hormone free.” While our products are not growth promoting, have an extremely short half-life and have been shown to have no residue in meat or milk, the public may nevertheless react to the use of our products and other products in the same class of drugs and apply market pressure to diminish or reduce the use of our products in dairy or beef cows. This could have a significant and long term impact on the market size for our products and we would likely be impacted along with all participants in the market. This would reduce our revenues and profits.

Loss of key personnel could adversely affect our operations.

We are currently dependent to a significant degree upon the ability and experience of our President and Chief Executive Officer Robert Joseph and Chief Financial Officer Brad McCarthy. We currently have employment agreements with these executives that contain non-competition restrictions following termination of employment. These senior executive officers collectively hold 11.4% of our ordinary shares all of which is fully vested and unrestricted. As a result, our senior staff may not have an adequate incentive to remain employed with us or continue to meaningfully grow the business. If these senior executives were to leave, equity holders might see a devaluation of their ordinary shares because the loss of any of their experience and knowledge which could adversely affect our ability to conduct our operations or to achieve growth through acquisitions. See “Management.”

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

We have filed patent applications that cover various aspects of Zydax, including composition of matter patent and method of manufacture. Various patents have been issued in Australia and New Zealand and a number of other countries. Additional applications are pending in multiple jurisdictions. There is a risk that our patent applications in other jurisdictions may not be granted. In addition, competitors may seek to challenge our issued patents and may be successful. This may lead to competitor generic copies of Zydax entering the market and we may experience a reduction in sales and profits.

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

In addition to infringement claims against us, if third parties have prepared and filed patent applications in the U.S. that also claim technology to which we have rights, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office, or PTO to determine the priority of invention. Third parties may also attempt to initiate re-examination, post grant review or inter partes review of our patents in the U.S. PTO. We may also become involved in similar opposition proceedings in the European Patent Office or similar offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology.

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

If we are successful in commercializing any of our current or future products, regulations of the FDA and of the regulatory authorities in other countries require that we report certain information about adverse medical events if those products may not have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA and regulatory authorities in other countries could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

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

If our U.S. subsidiaries sell to distributors that we know are reselling products to the targeted foreign countries, entities and individuals identified by OFAC, we could be subject to enforcement actions. Previously, we had not implemented a comprehensive Trade Control policy.

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

The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal controls for financial reporting and disclosure controls and procedures. We are required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, during the year ended December 31, 2016 we remained an emerging growth company as defined in the JOBS Act, as such we took advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

Any failure to  maintain internal control over our financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by regulatory authorities . Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We receive R&D tax incentives from the Australia Taxation Office (ATO). Changes in our eligibility for this program or tax reform in Australia could affect the amount of funding received from the ATO.

We receive tax credits from the ATO related to cash spent on development and research and development expenditures. The amounts received or recognized as receivable for the year ended December 31, 2016, December 31, 2015, the six-month period ended December 31, 2014, and the year ended June 30, 2014 were approximately $3.3 million, $3.8 million, $2.6 million and $0.9 million, respectively. If we fail to meet certain eligibility requirements under these incentives or the ATO discontinues these incentives, we may not receive such funding in the future.

Risks Related to the Ordinary Shares, the Offering and Our Capital Structure

Our ordinary shares are currently quoted only on the OTC Pink® Open Market marketplace, which may have an unfavorable impact on our stock price and liquidity.

Parnell lost its “foreign private issuer,” status as of December 31, 2016 and on December 21, 2016, the Company filed a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act, with the Securities and Exchange Commission and NASDAQ on December 21, 2016. The NASDAQ delisting became effective on December 31, 2016 and trading on the NASDAQ Global market continued up until this date. The Company also filed a Form 15, Notice of Termination of Registration or Suspension of Duty to File, with the Securities and Exchange Commission to terminate its reporting obligations under the Exchange Act. After delisting from the NASDAQ, the Company ordinary shares began being quoted on the OTC Pink® Open Market, a centralized electronic quotation service for over-the-counter securities, which is a significantly more limited market than the New York Stock Exchange or the NASDAQ Stock Market. The quotation of our ordinary shares on the OTC Pink® Open Market may result in a less liquid market available for existing and potential stockholders to trade our ordinary shares which in turn could depress the trading price of our ordinary shares and could reduce the available to raise capital in the future.

In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are no longer required to file periodic reports and financial statements with the SEC. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result of this classification there may be less publicly available information concerning us than there is for U.S. public companies.

Our directors and certain significant shareholders exercise significant control over us.

Our directors and significant shareholders, including Alan Bell, Robert Joseph and Brad McCarthy, collectively control approximately 40.2% of our outstanding ordinary shares. As a result, these shareholders are able to influence our management and affairs and all matters requiring shareholder approval in ways that may not align with your interest as a shareholder, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if beneficial to you as a shareholder and might affect the market price of our ordinary shares.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The original Parnell company was founded by a veterinarian (Richard Boon) in Australia in the early 1960’s. In 1986 he sold the assets of that business to Dr Alan Bell a practising equine veterinarian. Over the next twenty years, we developed over 30 generic veterinary products and registered them in over twenty countries. In 2006, Robert Joseph, our Chief Executive Officer joined Alan Bell to undertake a global expansion of our company focusing on developing proprietary drug products such as Zydax. As part of this process, we sold our legacy generic drug product assets to fund the development of new chemical entities and to fund in part the construction of our current FDA approved sterile manufacturing facility. Funding for this growth also came from various term loan facilities as well as investments by Robert Joseph and Brad McCarthy, our Chief Financial Officer and their associates.

Over the last decade, we have significantly enhanced our core competencies across the entire pharmaceutical value chain. A key strength of our business is our R&D, clinical trial and regulatory development experience. We have conducted over 35 clinical trials across six countries in 70 trial sites during the last ten years. Our products have been approved by regulators in the U.S., Europe, Canada, Australia, New Zealand and multiple other jurisdictions throughout Latin America, Asia, the Middle East and Africa. Our clinical science expertise is augmented by a strong network of academic institutions, private research organizations and veterinary clinics across multiple countries around the world.

We have constructed a sterile manufacturing facility located in Sydney, Australia which was FDA inspected in September 2012 and deemed acceptable in January 2013 and we were successfully inspected by the Australian Therapeutic Goods Administration under mutual recognition procedures with the European Medicines Agency, or EMA in April 2015. We believe this facility provides us with a low-cost and reliable supply of our products and has approximately 64% available capacity above our current manufacturing demand, creating significant contract manufacturing and pipeline expansion opportunities. We intend to leverage our manufacturing facility to expand contract manufacturing business segment.

We have expanded our business operations in the last five years to focus on the U.S. market, relocating all drug development and drug commercialization functions to Overland Park, Kansas. This shift in focus has enabled us to establish a U.S. sales and marketing presence in the production animal market with the launch in 2013 of our reproductive hormones; Estroplan and Gonabreed and the recent launch of mySYNCH, our digital application for use by dairy producers and veterinarians and since 2015, to establish a presence in the companion animal segment with the launch of Glyde for dogs and FETCH, our digital application intended for use by veterinarians and pet parents. We believe this unique commercialization model will enable us to be well positioned for future potential approvals of our product candidates including Zydax.

The address of our Australia office is Unit 4 Century Estate, 476 Gardeners Road, Alexandria, NSW, 2015, Australia and the telephone number is +612 9667 4411 and in the U.S. it is 7015 College Blvd, Level 6, Overland Park, Kansas 66211, and the telephone number is +1 913-274-2100

4.B. Business Overview

We are a fully integrated, veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. We currently manufacture and market five products for companion animals and production animals in 14 countries and augment our pharmaceutical products with proprietary software platforms – FETCH™ and mySYNCH®. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals and are provided to animal owners who use our drug products as a value added service offering to differentiate us from our competitors. We also have a pipeline of 4 drug products; Zydax®, PAR121 and PAR122 and Luminous™ covering large therapeutic areas in orthopedics, dermatology and nutraceuticals.

Our reproductive hormone products, estroPLAN® and GONAbreed®, are designed to safely and effectively improve cattle breeding performance and are currently marketed in 12 countries. We were the first company to achieve FDA approval for the indication of estrous synchronization in lactating dairy and beef cows. We market our reproductive hormone products in conjunction with our proprietary software platform, mySYNCH, in order to deliver superior breeding outcomes. Since launching in the U.S. in mid-2013, we have steadily acquired market share

Our disease-modifying product, Zydax®, for the treatment of osteoarthritis, or OA, in dogs and horses, both stimulates the growth of new cartilage and inhibits cartilage breakdown. OA is a slowly progressive and often severely debilitating degenerative joint disease, or DJD. We estimate that the market for OA in animals in the U.S. and the EU is over $410 million in annual sales of prescription drugs and the global market for alternative treatments such as nutraceutical products is at least another $500 million in annual sales. The most common treatments for OA are anti-inflammatory drugs, which ease symptoms but do not address the underlying disease process. By contrast, Zydax is designed to enable veterinarians and animal owners to safely and effectively address the underlying causes of OA. Zydax has an excellent efficacy and safety profile, with one million doses sold, and has led to improved quality of life for dogs and improved performance of sport horses.

We have marketed Zydax in Australia, New Zealand, Hong Kong, Singapore and the United Arab Emirates and we are seeking approval from the FDA for marketing in the U.S. and from the European Medicines Agency, or EMA, for marketing in the European Union, or EU. Assuming regulatory approval, we plan to launch Zydax for dogs in these markets at the end of 2017 or early in 2018. In addition to Zydax we also have a nutraceutical product, Glyde®, which is a combination of glycoaminoglycans, a building block for cartilage (derived from chondroitin sulfate and glucosamine) and a potent natural anti-inflammatory, ecoisatetranoic acid (derived from New Zealand green-lipped mussels). Glyde is currently marketed in Australia where we also market Zydax. We launched Glyde in the U.S. in September 2015 through the establishment of our own sales and marketing team, providing us with an established presence in the U.S. companion animal market in advance of a potential approval of Zydax. We have also recently launched Reviderm, a patented anti-microbial liquid (spray-on) bandage for use in companion animals. We in-licensed Reviderm from Chesson Laboratories who manufacture Reviderm for us and we are seeking the rights to distribute Reviderm in Australia. We also expect to soon launch Glyde for cats as well as Luminous, a nutraceutical product that we expect will help maintain healthy skin and coat and may be useful for dogs suffering from common dermatological conditions.

We believe our products are differentiated through our complementary digital technologies designed to assist animal owners in maximizing the performance and application of our products. Fetch , for companion animal customers, and mySYNCH , for production animal customers, provide a personalized software solution which is currently provided as a free service offering to our customers. Our digital technologies provide mobile and interactive education and diagnostics, data analytics and customer management capabilities. Fetch and mySYNCH also provide us with direct interaction with animal owners to manage and personalize their brand experience with our products. Our technology offerings enable us to identify and win potential new customers, increase customer interaction, provide brand recognition and overall customer satisfaction and in the future may also provide an additional revenue stream opportunity through charging for the provision of premium services in our digital technologies.

In the last decade, we have significantly enhanced our core competencies across the entire pharmaceutical value chain. A key strength of our business is our R&D, clinical trial and regulatory development experience. We have conducted over 35 clinical trials across six countries in 70 trial sites during the last ten years. Our products have been approved by regulators in the U.S., Europe, Canada, Australia, New Zealand and multiple other jurisdictions throughout Latin America, Asia, the Middle East and Africa. Our clinical science expertise is augmented by a strong network of academic institutions, private research organizations and veterinary clinics across multiple countries. We intend to leverage these core competencies to bring our pipeline products to market over the coming years, and to further expand our pipeline through targeted development and in-licensing opportunities.

We have constructed a sterile manufacturing facility located in Sydney, Australia which has been inspected by the FDA, and other regulatory agencies enabling us to manufacture products for sale in the European Union, Australia, New Zealand, Canada as well as other jurisdictions under mutual recognition procedures. We believe this new facility provides us with a low-cost and reliable supply of our products and has approximately 64% available capacity above our current manufacturing demand which in turn provides significant contract manufacturing and pipeline expansion opportunities. In 2016 we signed our first contract manufacturing opportunity which is a multi-million dollar opportunity over seven years. We are also in active contract manufacturing negotiations with various pharmaceutical companies and believe we can sign multiple contract manufacturing agreements in the future thereby establishing our contract manufacturing business segment as a profitable contributor to our corporate operations.

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

Our Products and Product Candidates

In addition to our currently marketed products, we are developing a pipeline of clinical drug candidates that seek to deliver solutions to unmet needs in companion animal health. Currently, we have four product candidates in our pipeline and we also continue to leverage our established in-house developmental capabilities to investigate additional in-house and in-licensed pipeline opportunities.

In addition to developing therapeutics that deliver real solutions to unmet animal health needs, we believe some of our product candidates, including Zydax, PAR121 and PAR122, may have the potential to be applied to human health. Assuming successful development of each of these product candidates for the animal health market, we would seek to partner with organizations that can assist in assessing the feasibility and, if warranted, potential development of these product candidates for human applications.

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

Primary Strategic Objectives

We have three core areas of focus for the immediate future to drive the value of our company:

1.	Continuing the development of Fetch and mySYNCH to drive cost-efficient revenue growth in our Companion and Production Animal business segments respectively

Fetch is our digital application that is available for use by dog owners that aims to integrate with veterinary practice management software to identify dogs that are at-risk of developing OA, proactively communicate with the dog owner to help them diagnose the risk factors of OA in their do and thereby commence a proactive joint management program including the use of our products Glyde and Zydax. Fetch is also designed to enable ongoing communication with dog owners to substantially increase compliance and to enable Parnell to sell directly to the dog owner on an ongoing business and thereby increase our revenues and profit margins and simultaneously offering a veterinary clinics that we partner with a lucrative additional revenue stream that is typically being lost to online retailers who are rapidly encroaching on veterinary clinic sales.

We have significant plans to continue the development of Fetch for both the Australian and U.S. markets to become a fully integrated franchise management technology. We have already developed capability for Fetch to integrate with veterinary clinics practice management software which provides a seamless patient identification and capture mechanism through a self-diagnostic tool that is used by dog owners in the veterinary clinic or on their mobile devices or computer at home. We have also developed a consumer application (App) that is used by dog owners at home to continue monitoring the progress of their pet whilst being treated with our products. Fetch enables us to interact with dog owners in a unique way that enhances an ongoing direct relationship with our customers in a highly effective, differentiated and very efficient manner and creates an immersive brand experience. In addition to creating an effective “customer capture” platform, Fetch also acts as a “customer retention” tool. We are able to communicate directly with pet parents through Fetch and for example, remind them about the need to repurchase our products, we can also offer them incentives to do so and we offer a “subscription plan” whereby a pet parent signs up to automatic delivery for a discounted price. This module of Fetch enables us to capture a much higher percentage of the retail price whereas the traditional animal pharmaceutical company model is entirely dependent on the veterinarian to a) initiate treatment (Fetch does this for the veterinarian more effectively and b) relies on the pet parent to remain compliant with treatment (Fetch can drive much higher compliance rates by reminding the pet parent to repurchase and giving them a simple mechanism to do so (through their mobile device with home delivery) instead of having to always go back to the veterinary clinic. In return we are able to generate a higher margin than what is typically generated by other companies who sell to the veterinary clinic directly. We do however pay the veterinarian a rebate as part of this transaction given we are offering them a business partnership model. Therefore the pet parent is able to provide optimal health care in a more timely manner and more conveniently, the veterinarian makes a passive income that they would most likely otherwise not participate in at all (repurchase rates from veterinarians are typically very low) and we are able to create a more valuable and sustainable commercialization model.

mySYNCH is a digital tool that integrates with the most commonly used existing dairy management computer system (Dairy Comp 305®) to enable veterinarians and producers to optimize reproduction and maximize economic gains. It combines in-field training in both English and Spanish languages, however the most valuable offering mySYNCH provides is that it acts as a business intelligence tool over and above that provided by Dairy Comp 305. This software is used on dairy farms representing approximately 60% of dairy cows in the US. It is a powerful data management tool but it is reported by dairy farmers to be cumbersome and difficult to discern real time insights. It is also most typically used as a desk top application. mySYNCH integrates with Dairy Comp 305 and provides data integrity reports. In approximately 80% of dairy farms, my SYNCH is able to identify data integrity issues that can affect the breeding metrics that dairy farmers are relying upon. We then provide a database analysis service to the dairy farmer to correct the “business rules” being used in Dairy Comp or to identify errant data sets. After this initial service, mySYNCH is able to provide headline breeding metrics to all employees on a dairy farm, on their mobile device, in real time. It also has a proprietary reporting feature whereby it can show differences in breeding outcomes based on cohorts of cows. For example if a new breeding program is introduced, such as our patent pending PROCEPT breeding program, mySYNCH can show the dairy farmer the gains that have been made as compared to their previous program in a simple and seamless manner. By providing dairy farmers with mySYNCH, we are able to demonstrate a business partnership model which we believe enables us to move away from simply competing on price as most other animal pharmaceutical companies do. Over 400,000 dairy cows are enrolled in mySYNCH and we expect this number to continue to grow substantially in 2017 and beyond.

2.	Continuing to develop the Zydax franchise in multiple species and pursuing human opportunities

We are focusing on obtaining the regulatory approval from the FDA and EMA for Zydax in dogs at the end of 2017 or early 2018. We initially filed the two remaining major technical sections of the regulatory dossier for Zydax; the Target Animal Efficacy and Chemistry and Manufacturing Controls sections, with the FDA in the fourth quarter of 2015. In April 2016, we received a response with questions on both sections from the FDA. We have spent the time since compiling data and preparing our responses for both technical sections. We expect to refile these sections in the first half of 2017. The FDA typically takes 180 days to respond to such filings which could lead to these sections being deemed complete toward the end of 2017.

For our European filings, we converted our FDA filed dossier to the format and content that is required by the EMA and filed a complete dossier, in February 2016 we received what is known as the “Day 120” questions from the EMA in the middle of 2016 and in conjunction with our preparations for refiling with the FDA, we have been preparing responses to the EMA questions. We anticipate refiling in approximately April, 2017 which could lead to a potential approval at the end of 2017.

We anticipate there are opportunities to seek approval for Zydax in other jurisdictions including Canada, Asia, and Latin America. We expect to file such applications in 2017. For Canada, we expect a potential approval in the first half of 2018.]

We have also commenced pilot studies for the use of Zydax in cats. In 2016 we undertook a successful pilot safety study that showed Zydax is well tolerated in cats and we undertook a pilot efficacy study to elucidate effective measurement instruments for assessing changes in the clinical signs of osteoarthritis in cats. We believe the market for osteoarthritis treatments in cats is a significant opportunity given that it has been reported in the literature that up to 90% of cats suffer from degenerative joint disease yet there are very few available treatments. In particular in the US, there are no drugs approved by the FDA for the long term management of the clinical signs of osteoarthritis in cats. As such, we believe Zydax has a significant opportunity in this therapeutic segment if it were approved. We expect to continue this development in 2017, and if successful may lead to a potential approval in late 2018.

We believe that we can potentially seek a “disease modifying” label claim for Zydax. Such a label claim is estimated to be a very lucrative opportunity. To obtain such a label claim we anticipate completing studies showing the disease modification effects of Zydax and we expect that we may complete one such study in the middle of 2017.

In 2015, Parnell acquired the rights to the only known supply of Xylan which is a starting material for the manufacture of the Active Pharmaceutical Ingredient, or API, in Zydax along with other sulfated oligosaccharides including drugs approved for use in humans. Parnell had previously purchased this material from a German company, as did all other companies using European Beechwood Xylan for various purposes. After being acquired, the new parent company made the decision to cease manufacture of Xylan. Being the only known available source of European Beechwood Xylan, Parnell acquired the rights to the manufacturing process, associated know-how and limited equipment and transferred this to a new manufacturing partner in Germany. As a result of this acquisition, we believe we now control the global supply of European Beechwood Xylan that is available to companies seeking to develop certain generic human drugs as well as new drug candidates. Therefore in addition to securing the supply of Xylan for use in the manufacture of Zydax, we believe we have a valuable opportunity to partner with a human pharmaceutical company to develop a generic equivalent of Elmiron® that is distributed by Johnson and Johnson and we believe that such a partnership may also lead to the development of additional indications for Zydax for human use and could be a lucrative partnership. We intend to pursue such a partnership in 2017.

3.	Launching new products in the US and Australia

We believe that our commercialization model is able to be leveraged across multiple therapeutic categories. For example, our business partnership model based on our digital technologies that we offer to companion animal veterinary clinics is not exclusive to osteoarthritis just in dogs. As a result we have developed a formulation of Glyde that can be used by cat owners to treat osteoarthritis which is highly prevalent in cats. We expect to launch Glyde for cats in early Q2, 2017 and we expect in the future that we can leverage the Fetch platform to assist in customer capture and retention just as we have done with dog owners. We also expect to launch a dermatology based nutraceutical called Luminous in early Q2, 2017. Luminous is a unique formulation based on the same polyunsaturated fatty acid compound; ecoisatetranoic acid, that is uniquely found in New Zealand Green Lipped Mussels. It also contains a combination of other compounds known for their beneficial effect on skin and coat condition. Just as Fetch is used in osteoarthritis, we also believe it can act in the same way in the dermatology segment; to integrate with veterinary practice management software to identify “at risk” dogs and to communicate directly with them about the benefits of Luminous and to capture new customers and then retain them more effectively.

We also launched a unique, anti-microbial, spray-on (liquid) bandage called Reviderm. We in-licensed this product from Chesson Laboratories who market a similar product for human use in a number of countries. Since launch, we have identified a number of therapeutic categories where we believe Reviderm can be effectively used including replacing adhesive bandages used on common wounds, including surgical incisions but also in common dermatological conditions such as “hot-spots” which cause the dog to lick and aggravate irritated skin. Reviderm forms a protective, water-proof, anti-microbial barrier that enables natural skin healing to occur more effectively. In many cases, this obviates the need for the use of the “cone of shame”; a lampshade type device affixed around the dog’s neck to stop it from licking or biting at a wound. We now expect we may be able to launch Reviderm in Australia in Q2, 2017.

4.	Expanding our contract manufacturing operations

We have constructed and commissioned our manufacturing facility in Sydney which was classified as acceptable by the FDA in January 2013. We currently have approximately 64% available capacity at this facility, which we are now leveraging for contract manufacturing opportunities. Typically, sterile manufacturing projects, especially those for FDA-approved products, attract high margins relative to other contract manufacturing sectors. We also have the capability to produce pilot or research and development, or R&D, batches for biotechnology companies for use in clinical trial materials and due to our highly efficient and flexible operation we believe we can undertake these projects at a lower cost than other industry participants. We commenced our contract manufacturing operations in 2016 with the commencement of a multi-year, multi-million dollar deal with a major animal pharmaceutical company and we are currently in active negotiations with several multi-national pharmaceutical companies, for both animal and human products, to be appointed as a contract manufacturer of sterile injectable products and we hope to announce the commencement of one or more contracts in 2017.

We also expect to commission new manufacturing equipment that will enable us to manufacture pharmaceutical and nutraceutical products in a “chew” dosage form for dogs and cats. Administration of medicinal products to dogs and cats by oral form can be difficult yet giving a “Chew” has an association with giving a “treat” to your pet. This is not only preferred by the animal but is preferred by the pet parent as well. We currently sell Glyde, and will sell Luminous as, a Chew and hence this new manufacturing capability will enable us to create a reliable, high quality and low cost supply of our own products. We also believe that there is a dearth of FDA and EMA standard manufacturers in this segment and with the increasing popularity of Chews as a dosage form, we believe that this new capability will add additional contract manufacturing opportunities. We believe the combination of both our sterile manufacturing and soon, our “Chew” manufacturing capabilities could substantially increase the revenue generated by our contract manufacturing business segment, this in turn would not only entirely cover the fixed cost of operating our manufacturing facility but would generate high-margin revenues contributing to our core objective of becoming profitable.

Future Growth Opportunities

In addition to our core strategic objectives we anticipate additional opportunities to grow revenues and to enhance the value of our company over the coming years.

1.	Continuing development of existing pipeline of product candidates

We plan to progress our current pipeline of product candidates through proof-of-concept stage and into animal studies in 2017 and 2018. We seek to adopt for each of our product candidates a well-defined, milestone driven development path that enables us to determine the most expeditious path to market. We plan to continue our collaboration with development partners including leading academic institutions to ensure each product has a robust data set to support approval and commercialization.

We expect to work toward the following milestones for our pipeline product candidates:

PAR 121 (canine and equine orthopedics): PAR121 is derived from a known botanical extract native to the Cook Islands that had shown promise in rapidly regenerating bone. Based on pre-clinical studies we believe PAR121 has significant applications in orthopedics. We plan to isolate and identify the specific active components of the botanical extracts and commence development of a semi-synthetic or synthetic manufacturing process. In parallel we will continue in vitro and in vivo studies of bone growth with the aim of more precisely elucidating the mechanism of action and to demonstrate further clinical evidence of efficacy in the target species. Based on the studies we undertook in 2016, we plan on moving from rodent and in-vitro models into larger species including dog bone-regeneration models. If successful, we believe these studies will show effective bone regeneration, superior to natural healing and will also show “normal” bone growth. We also undertook fractionation and identification studies in 2016 and we may seek to utilise sub-fractions of the botanical extracts in studies to potentially identify an active sub-component. Alternatively, we believe we can continue to develop a botanical extract under the published FDA guidance for such products. We anticipate that if the next round of mode-of-action and pilot efficacy studies are successful, we will progress to safety studies in target species in 2017.

PAR 122 (canine and feline dermatology): we have been studying PAR122 to assess the effect of topical application on skin healing and based on 2016 studies we completed, we have shown that PAR122 can cause epidermal thickening which in turn we believe should help treat animals affected with various dermatological and skin conditions. We may seek to isolate and identify the specific active components of the botanical extracts or we may continue to develop PAR122 as a botanical extract and potentially seek a cosmeceutical claim set which would not require regulatory approval and thus would be a rapid and inexpensive path to market. However, if additional studies continue to show success, we may alternatively, or in addition, seek a traditional “drug approval” with specified claims. We have also completed pilot safety studies to investigate the irritant effect of topical application of PAR122 and it was shown to be very safe in this regard. We therefore plan on undertaking additional mode-of-action and pilot efficacy studies in dogs to elucidate the effectiveness at skin healing in dermatological conditions in 2017.

2.	Expanding our existing pipeline

Our goal is to bring a new product to market each year through a combination of in-house drug development and potential in-licensing activities. We continue to assess a number of new in-licensed opportunities and based on resource availability and likelihood of success, we may commence development on additional projects in 2017 and beyond. However, we remain heavily focused on our core strategic objectives, which collectively are aimed at becoming profitable and hence additional development opportunities will need to be consistent with our core objective.

3.	Developing market entry plans for partnership markets including Europe, Asia and Latin America

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

Osteoarthritis - Zydax

Overview

Zydax is a sulfated oligosaccharide with disease-modifying characteristics for the treatment of OA in dogs and horses. Zydax targets the core deficit of OA by impacting both the anabolic and catabolic pathways of articular cartilage metabolism. Zydax is approved in Australia and New Zealand for the treatment of OA in dogs and marketed in Asia and the Middle East for the treatment of OA in horses. Specifically, Zydax stimulates proteoglycan synthesis, leading to the growth of new cartilage, and inhibits the actions of the aggrecanase 1 enzyme, which degrades and breaks down cartilage. Being a sulfated oligosaccharide, Zydax also has some common properties with heparin in that it reduces micro blood clots at the joint and thus improves blood flow leading to the enhancement of regenerative processes. We are presently seeking marketing approval from the FDA and the EMA for Zydax for the treatment of OA in dogs and horses. Under current market conditions, if approved, we believe Zydax will be the only product with demonstrable disease modifying characteristics. We believe Zydax can be a safe, long-term therapy for OA in dogs and horses.

Zydax has been safely used in one million doses in dogs for ten years without the harmful side-effects common to many non-steroidal anti-inflammatory drugs, or NSAIDs. The safety aspects of the registration dossier for the use of Zydax in dogs have been deemed complete by the FDA including for safe combination use with NSAIDs. Zydax has the flexibility of being used as an adjunctive and a first-line therapy. As a result veterinarians do not have to replace their favored incumbent therapies but rather could use NSAIDs to alleviate the short-term symptoms of pain and inflammation while commencing a long-term course of treatment with Zydax to seek to modify the underlying disease process of OA.

In October 2008, we applied for various patent protections for GXS, the API in Zydax, including composition of matter and method of manufacture. These patents have been granted in six countries and are under review in a further four countries plus the European Union. Our current patent array would not expire until at least October 2028.

The safety section of the registration dossier for Zydax in dogs has been deemed complete by the FDA and we have completed several large-scale efficacy studies in dogs which we believe on a weight of evidence basis provides substantial evidence which may lead to approval by the FDA in late 2017 or early 2018 and by the EMA at a similar time.

We also expect to complete safety and efficacy studies in cats and horses under FDA protocol concurrences.

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

The most popular treatments for OA are symptom-modifying drugs such as non-steroidal anti-inflammatory drugs (NSAIDs), which target pain and inflammation. All NSAIDs, including recently launched products have been reported to cause one or more significant adverse effects including liver and kidney toxicity and gastro-intestinal bleeding and gastric ulceration in both dogs and horses. High doses and/or long term use increases the likelihood of such effects, limiting the utility of NSAID treatment for OA that requires prolonged courses of therapy. In addition, although unrelated to adverse drug effects, there are restrictions on the use of NSAIDs in performance animals, including race horses.

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

We plan to develop protocols for similar studies for our equine product candidates and submit to the CVM for protocol concurrence. We anticipate that such studies will commence in 2018.

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

The key highlights of the study include the following:

☐	Using a validated measure for assessing changes in the clinical signs of osteoarthritis, Zydax treated dogs achieved significant improvements in mobility.
☐	Dog owners used the Client Specific Outcome Measures (CSOM) tool to quantify an Activity Impairment Score (AIS) to track changes in their dogs' mobility. After four injections Zydax treated dogs achieved an AIS reduction of 3 (30% improvement; p=0.02 vs. placebo) with 56% of Zydax treated dogs achieving this outcome versus only 40% of Placebo treated dogs achieving an AIS reduction of 3 or more.
☐	Additional trial analysis assessed the spectrum of responses in dogs with early to mid-stage clinical signs of osteoarthritis at enrollment. Zydax treated dogs demonstrated a range of improvements in AIS; after 28 days of treatment with Zydax, 81% of dogs achieved at least an 10% improvement (AIS reduction of ≥1; p=0.02) while 23% of dogs achieved more than 50% improvement (AIS reduction of ≥5; p=0.03).

Based on the results of all of our clinical studies, we submitted a weight of evidence dossier to provide substantial evidence to support the approval of Zydax by the FDA. We received a response to that filing in the second quarter of 2016 and we met with the FDA to agree on the additional information that is required to support approval. One option is to utilise data produced from a clinical trial we commenced in early 2016 that was aimed at demonstrating the longevity of effect of Zydax treatment and also whether additional injections of Zydax in dogs who do not respond to the initial course of treatment is effective. Both of these end-points are unrelated to the initial approval of Zydax but were aimed at potentially expanding the label claim post-approval. However, the data generated from the first period of the trial may be used to support our current data set submitted to the FDA. We currently expect to refile our efficacy dossier with the FDA, including corroborating data from this new trial once the first period of the study is complete. The trial design is necessarily large to demonstrate the expected end-points (longevity of effect and treatment-to effect) and as such enrolment has taken some time. We currently expect we will complete the period-one enrolment of this study in the second quarter of 2017 which would provide the data we intend to submit with our refiled efficacy dossier to the FDA. If successful, this could lead to a potential approval of the Target Animal Efficacy technical section in late 2017 or early 2018.

API Source

We partnered with Lonza, a large and renowned Swiss custom synthesis organization to develop the commercial scale manufacturing process of the API for Zydax. Lonza was able to successfully develop a commercial scale manufacturing process and the associated Drug Master File which we filed with the FDA in the fourth quarter of 2015 and filed with EMA in February 2016. We received responses, as was expected, from both the FDA and EMA in the second quarter of 2016 and we have now compiled all the necessary data and responses to be able to refile the Veterinary (Drug) Master File, or VMF, with the FDA and the EMA in the second quarter of 2017. The VMF will be filed concurrently with the Chemistry and Manufacturing Controls, or CMC, section. We believe we have produced a robust data package and if successful, could lead to an approval of the CMC technical section as early as the fourth quarter of 2017.

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

Our Solutions

PAR121 is expected to substantially speed the healing of bone post-fracture and post-orthopedic surgery in dogs, cats and horses. The active ingredients in PAR121 are derived from native botanicals of the Cook Islands, where these plants have been applied to bone fractures as a natural remedy for hundreds of years. The active component of PAR121 is extracted from a plant whose genera are distributed widely in the South Pacific and beyond however we believe that it is the unique terroir of the Cook Islands that gives this plant its medicinal properties. The nominated plant is the subject of patent applications by for pharmaceutical use.

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

Parnell has studied this botanical extract in both in vitro and in vivo models of canine bone growth to elucidate the mechanism of action and the exact method of how PAR121 stimulates bone formation. We anticipate undertaking additional proof-of concept studies in 2017 in dogs now that we have shown promising results from rodent and rabbit models and from bone calcification in-vitro studies. The pilot efficacy studies in dogs will investigate whether we can replicate the successful outcomes of previous studies in our target species and whether we can regenerate “normal” bone. If this study is successful we will investigate various sub-fractions of the botanical extract and will commence pilot safety studies in 2017.

To provide the clinical materials for our animal studies, we utilized a pilot manufacturing process in the Cook Islands in 2016. We anticipate that in conjunction with the licensing partner (CIMTECH), we may be able to utilize funds granted from the U.N. The grant, given under the Nagoya Protocol provides for up to $1 million in matched funds for establishing infrastructure and capabilities in the Cook Islands for the botanical extractions that we are using in pilot clinical trials and we may also elect to establish larger infrastructure for producing the botanical extract on the Cook Islands if we are not successful in elucidating a synthetic API.

Dermatology - PAR122

Overview

PAR122 has potential applications in atopic dermatitis and other dermatological conditions. It has been shown in pre-clinical studies to substantially increase the thickness of the epidermis of skin which is frequently diminished in conditions requiring the topical application of corticosteroids such as atopic dermatitis. In vitro investigative trials of PAR122 have also been conducted with similarly encouraging results. PAR122 is being developed from novel botanical extracts. We hold the exclusive worldwide rights to the technology and patent applications for PAR122 under license with a single digit royalty and modest milestone payments.

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

Our Solutions

We believe PAR122 could provide a first-in-class product to address the destructive cycle of pruritic skin disease in dogs. The active ingredients in PAR122 are derived from native botanicals of the Cook Islands, where these plants have been applied to skin conditions as a natural remedy for hundreds of years. The active components of PAR122 are extracts of three specifically nominated plants whose genera are distributed widely in the South Pacific and beyond. The nominated plants are the subject of patent applications by CIMTECH for pharmaceutical, complementary medicinal and cosmetic uses.

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

Development Path

Because PROCEPT is a breeding program that utilizes our currently available products (estroPLAN and GONAbreed) under their approved labels there is not expected to be any regulatory approvals necessary. We have applied for patent protection of PROCEPT in the US and will also seek patents in other markets.

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

To demonstrate product quality, all products must be manufactured according to Good Manufacturing Practice , or GMP. GMP covers all aspects of manufacturing, including the facility and equipment in which the product is manufactured, the quality systems in operation, controls and testing of raw materials, packaging materials, the manufacturing processes, testing methods and the stability profile. The GMP requirements for injectable products are particularly stringent, given that all products must be sterile to avoid the possibility of introducing infection when treating patients with the product. Both active ingredients and finished products must be manufactured under GMP, and part of the approval process for any drug application is inspection and approval of the specified manufacturing facilities for both the API and the finished products by the regulatory authorities. Our manufacturing facility, located in Sydney, Australia, has been inspected by the FDA.

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

4.C. Organization Structure

The following diagram summarizes the corporate structure of our consolidated group of companies as of December 31, 2016:

4.D. Property, Plants and Equipment

Our registered headquarters are located in Alexandria, a suburb of Sydney, Australia. We entered into a lease for 11,550 square feet of office space and 20,161 square feet of manufacturing space. The lessor, Helion Properties Pty Ltd, is controlled by Alan R. Bell, our Chairman. The initial ten-year term of the lease began on January 1, 2011. We have an option to renew the lease for up to two terms of five years each by providing notice in writing between three and twelve months prior to the expiration of the initial term of the lease. This location serves as our manufacturing facility, and also has offices for manufacturing personnel and our global finance team.

Our R&D, clinical science, regulatory, sales, marketing, digital technologies, U.S. finance, human resources and administration functions are located in our 20,026 square feet office in Overland Park, Kansas. We lease this property under a 10-year lease which commenced in December 2014 upon the completion build out. The lease provides for an option to renew as well as a right of first refusal over additional space on the same level of our building allowing for future expansion. The landlord provided a building fit out to the value of USD$35 per square foot, as well as rent abatement for the first six months of the lease term. In addition to the tenant incentives, the Group was also provided with an expansion grant by the Department of Commerce in the State of Kansas in light of the expansion of our U.S. Headquarters to accommodate up to 32 new positions to support our future growth. This incentive provided for a cash grant of USD$400,000 with USD$300,000 upon signing the lease on the new premises and USD$100,000 in twelve months. There are approximately USD$100,000 in ancillary program incentives and USD$200,000 in tax incentives for a total program incentive of USD$700,000

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Operating results

Our revenues, costs and expenses are reported for the fiscal years ended December 31, 2016, December 31, 2015, the six-month periods ended December 31, 2014 and for the fiscal years ended June 30, 2014 and 2013. In order to provide additional meaningful information to investors, we have included unaudited consolidated information related for the fiscal year ended December 31, 2014 and the six month period ended December 31, 2013. This unaudited information is presented for comparative purposes to the corresponding fiscal year ended December 31, 2015 and the six month period ended December 31, 2014.

Revenues

Our revenues are currently derived from our two major product portfolios that are used to increase reproductive efficiencies in cattle and treat OA in dogs and horses, and our contract manufacturing division. Generally, our products are sold to distributors or veterinarians, by our sales team who augment our sales efforts by utilizing our proprietary and innovative software platforms, FETCH and mySYNCH , to drive profitability for veterinary clinics and ensure animal owners gain the maximum advantage from our animal health solutions.

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

We use this costing methodology to identify the direct costs of the products we sell which we call Cost of Sales — Products. Due to our new facility having approximately 64% available capacity, we do not attribute the full overhead costs of operating the facility to our products that we sell. The remainder of unutilized factory capacity is therefore separately identified as Cost of Sales — Facility.

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

Costs of sales – Facility consist of, among other things the fixed and semi-variable expenses, infrastructure and resources required to run our FDA-inspected manufacturing facility less any allocation of these costs based on a standard costing methodology. These net costs represent the costs associated with running the manufacturing facility whilst the facility is not fully utilized. As our sales and associated cost of sales increases the utilization of the facility will be increased and Costs of sales — Facility will be reduced. In addition, with 64% available capacity in this facility we expect to augment this fully operational infrastructure by exploring contract manufacturing opportunities into the future.

Selling and Marketing expenses consist of, among other things, the internal and external direct costs of the sales and marketing, functions including headcount costs for the sales force and marketing team as well as the costs of promotion, advertising and marketing programs.

Regulatory and research and development expenses consist of the costs of maintaining regulatory approvals across all jurisdictions for our approved products. Most of these expenses are associated with the annual government imposed charges to renew registrations as well as the headcount costs of the regulatory affairs team.

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

Other income consists of various items which typically include income from the sale of fixed assets and/or marketing authorizations of products, government grants and tax incentives, adjustments to provisions and unrealized foreign exchange gains.

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

Contract Manufacturing. This segment is responsible for the operation of our FDA-inspected sterile manufacturing facility and the manufacture and release of all of our pharmaceutical products. The manufacturing operations are also responsible for increasing factory utilization through current and future contract manufacturing opportunities.

New accounting standards

For discussion of the impact and adoption of accounting standards, see Notes to Consolidated Annual Financial Statements — Note 2 (aa). New Accounting Standards and Interpretations not yet adopted.

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

For more information regarding our significant accounting policies, estimates and assumptions, see Notes to Consolidated Annual Financial Statements — Note 2. Summary of Significant Accounting Policies.

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

Fair Value of Warrants

We recognized warrants that were issued in relation to the loan facility from Partners for Growth III, LP, or PFG, and 2013 Parnell Bonds. At June 30, 2013, we had recorded liabilities totalling $2.9 million which we estimate to be the fair value of the warrants to be settled with the third parties.

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

In February 2016, the Company issued 150,000 warrants to Lincoln Park Capital Fund, LLC as part of the Securities Purchase Agreement.

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

Income taxes

At December 31, 2016, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management does not believe it is probable that the Group will realize the benefits of the deferred tax assets in relation to tax losses and has not recognized such benefits.

Share-Based Compensation

During the years ended December 31, 2016 and December 31, 2015, the Company issued Restricted Stock Units (“RSUs”), stock options, and equity shares to its current employees and directors under the Company's 2014 Omnibus Equity Incentive Compensation Plan (the “Plan”). As a result of the issuance of awards under the Plan, management has determined this to be a significant accounting policy and critical accounting estimate and has adopted the Share-Based Compensation accounting policy described below.

We measure share-based compensation expense based on the fair value of share-based awards on the date of the grant using an option pricing model. The related compensation expense of the awards is recognized net of forfeitures over the requisite service periods, which correspond to the vesting periods of the awards. During 2016, we issued share options and RSUs with service-based vesting conditions, and we record compensation expense for these awards using the graded vesting method. Additionally, we granted shares of the Company’s stock to employees and recognized stock compensation expense based on the Company’s closing price on the date of the grant.

Determining the fair value of share-based awards at the grant date requires the exercise of judgment, and our estimates of the fair value of our share-based awards are highly complex and subjective. The fair value of our ordinary shares is based on the closing price of our ordinary shares on the Nasdaq Global Market.

We use a Black-Scholes option-pricing model to determine the fair value of share options. This determination is affected by our estimated fair value per ordinary share as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our ordinary shares, the expected term of the share option, our volatility over that expected term, expected dividend yield, risk-free interest rates and forfeiture rates. RSUs are valued at the fair value of the underlying ordinary shares as of the grant date. In addition to these assumptions, we estimate forfeitures based upon our historical experience. At each period end, we review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change. Refer to Note 2(b) and Noted 28 in the Consolidated Annual Financial Statements for additional information.

Analysis of the consolidated statements of operations

The following discussion and analysis of our consolidated results of operations for the years ended December 31, 2016, 2015, 2014, and 2013 six months ended December 31, 2014 and 2013 should be read along with our consolidated financial statements and the notes thereto, which reflect the results of operations of the business for the year ended December 31, 2016. Additional periods are presented below the analysis for the current periods.

Note: we previously announced results for our fiscal year ended June 30, 2014, and comparative periods. We transitioned to report our results on a calendar year basis (ended December 31, 2015 and 2014), and as such we are reporting herein audited results for the 12 months ended December 31,2015, and the comparative period for 2014 derived from our unaudited results.

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	v%
Revenues	19,049	13,170	45%
Cost of Goods Sold – Product	(3,543)	(2,368)	50%
Cost of Goods Sold – Facility	(5,435)	(5,378)	1%
Cost of Goods Sold – Total	(8,978)	(7,746)	16%
Gross Margin	10,071	5,424	86%
Selling and Marketing expenses	(14,121)	(11,777)	20%
Regulatory & R&D expenses	(1,495)	(882)	70%
Administration expenses	(13,232)	(11,940)	11%
Finance Costs	(3,821)	(1,285)	197%
Other income	916	6,725	(86)%
Loss before income tax	(21,682)	(13,735)	58%
Income tax (expense)/benefit	(9)	(2)	350%
Loss for the year	(21,691)	(13,737)	58%
Other comprehensive loss for the year, net of tax	(728)	(1,629)	(55)%
Total comprehensive loss for the year	(22,419)	(15,367)	46%

Revenues

Revenues - Overview

Total revenues increased by $5.9 million, or 45%, to $19.0 million for the twelve months ended December 31, 2016 compared to $13.2 million in the same period in 2015.

A detailed comparison of global revenues by operating segment is below:

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	Change $	Change %
Revenues
Companion Animal	3,911	2,101	1,810	86.1%
Production Animal - U.S.	9,201	8,084	1,117	13.8%
Production Animal - Rest of World	2,051	2,985	(934)	(31.3%)
Manufacturing Operations	3,886	-	3,886	100%
Total Revenues	19,049	13,170	5,879	44.6%

Certain amounts and percentages may reflect rounding adjustments.

Companion Animal

Year ended December 31, 2016 vs. Year ended December 31, 2015

Our Companion Animal sales increased $1.8 million, or 86.1%, to $3.9 million for the year ended December 31, 2016, compared to the same period in 2015. The increase in revenue is the result of the full year effect of Glyde Chews and FETCH in the U.S. ($1.3 million), strong demand for our OA products in Australia ($0.4 million) and the launch of a Reviderm in the US ($0.1 million). We anticipate that Glyde revenues will continue to generate strong revenues in 2017 in the U.S., Australia, and potentially in Europe in future years through an appointed marketing partner. Additionally, the sales and marketing team allows the Company to establish a Companion Animal presence in the U.S. in preparation for the future launch of Zydax, subject to FDA approval.

Our Companion Animal segment in Australia continued to perform strongly nine years after launch, posting an $0.4 million (27%) revenue increase compared to the same period in 2015.This growth was the combined effect of Glyde growing by $0.2 million (26%) and our Zydax franchise delivering a $0.2 million (37%) revenue increase over the comparable period.

Production Animal – U.S.

Year ended December 31, 2016 vs. Year ended December 31, 2015

Production Animal – U.S.: sales directly to distributors and customers (“ex-Parnell”) increased for the year ended December 31, 2016, compared to the same period in 2015 by $1.1 million, or 13.8%, to $9.2 million. Total volumes grew by 18% from 2015 to 2016.

The Company has pursued two pillars of differentiation: clinical science leadership and technology differentiation. We completed the PROCEPT trial, which was the largest clinical trial of its kind ever performed in North America, with nearly 4,000 cows completing the study across 12 clinical trial sites. The primary focus of this trial was to demonstrate that an adapted breeding program using our products (estroPLAN and GONAbreed) could yield a 10% - 15% increase in conception rates. Not only does this caliber of trial reinforce our position as a leading innovator within the reproduction market, but we also believe the new PROCEPT breeding protocol will be market expansionary as it utilizes an additional injection of estroPLAN in the protocol. Full study results of PROCEPT were reported in 2016.

mySYNCH is also proving to be a key driver of differentiation in our value proposition to our clients. We continued development and roll out of mySYNCH throughout 2016 and now have over 400,000 cows enrolled into the application.

Production Animal – Rest of World

Year ended December 31, 2016 vs. Year ended December 31, 2015

Production Animal – Rest of World (ROW): sales decreased in the year ended December 31, 2016, compared to the same period in 2015 by $0.9 million, or 31%, to $2.1 million due to increases in Australia ($0.1 million) and Africa ($0.2 million) offset by declines in New Zealand ($0.3 million), Middle East ($0.2 million) and Canada ($0.7 million).

Manufacturing

Year ended December 31, 2016 vs. Year ended December 31, 2015

Manufacturing: revenues increased in 2016 increased to $3.9 million from $Nil in the same period in 2015. During 2016 we signed a multi-year agreement with a large Animal Health company and continue to seek out new revenue-generating opportunities in 2017 that would allow us to take advantage of the capabilities we have within our FDA-inspected sterile manufacturing facility. We believe we will reach an agreement, within the first half of 2017, with another large Animal Health organization to conduct contract manufacturing services which would generate revenues in 2017. We are also responding to other requests for quotation from animal pharmaceutical and human pharmaceutical companies.

Adjusted EBITDAOI (a non-GAAP financial measure)

Adjusted EBITDAOI is a non-GAAP measure we use to evaluate the performance of individual segments and our overall performance by assessing the results of our underlying operations prior to considering certain income statement elements and investing activities. A description of Adjusted EBITDAOI and reconciliation to IFRS reported (Loss)/Income for the year ended December 31, 2016 and 2015 are provided below under, “Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure).”

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31,	December 31,	Change	Change
	2016	2015	$	%
Adjusted EBITDAOI	(16,163)	(17,694)	1,531	8.7%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2016 vs. Year ended December 31, 2015

For the year ended December 31, 2016, adjusted EBITDAOI increased by $1.5 million compared to the same period in 2015 as a result of the following:

☐	Revenues increased by $5.9 million, or 45%, for the period, (see “Revenues” analysis, above). Overall, we maintained a high product gross margin of 81.4%, which is a slight decline, 0.7%, from 82.1% for the same period ended December 31, 2015;
☐	Cost of Goods Sold – Facility increased very slightly as a result of the full year effect of the headcount added in 2015 for additional manufacturing output that occurred in 2016 and in preparation for Contract Manufacturing opportunities including the commencement of our first Contract Manufacturing agreement in Q2’ 2016;
☐	As such, our Gross Margin increased by $5.7 million, or 86%;
Offset by;
☐	$2.3 million increase in Selling and Marketing expenses (see “Selling and Marketing Expenses” analysis, below);
☐	Regulatory and R&D expenses increased $0.6 million (see “Regulatory & R&D Expenses” analysis, below);
☐	$1.3 million increase in Administration expenses, primarily a result of:
	o	increased headcount and external costs to support a substantially larger Commercial R&D organization in the US;
	o	increased compliance, regulatory and statutory costs associated with being a public company following our IPO in June 2014; and
	o	share-based compensation related to stock options and RSUs issued to employees and directors.

Costs of Goods Sold

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	Change $	Change %
Cost of Goods Sold
Cost of Goods Sold – Product	3,543	2,368	1,175	49.6%
% of revenues	18.6%	17.9%
Cost of Goods Sold – Facility	5,435	5,378	57	1.1%
% of revenues	28.5%	40.8%
Cost of Goods Sold – Total	8,978	7,746	1,232	15.9%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2016 vs. Year ended December 31, 2015

Costs of Goods Sold – Product

Costs of Goods Sold – Product represents the direct manufacturing costs of the products we sold. These costs increased by $1.2 million, or 49.6%, for the year ended December 31, 2016, compared to the same period in 2015. This was due to $2.0 million in additional sales in 2016 compared to 2015. Our product gross margin decreased in 2016 by 0.7% to 81.4% compared to 82.1% for the twelve months ended December 31, 2015 due to a higher mix of Companion sales in 2016 compared to 2015.

Year ended December 31, 2016 vs. Year ended December 31, 2015

Costs of Goods Sold – Facility

Cost of Goods Sold - Facility reflects the costs associated with our manufacturing facility. The modest increase in operational costs was due to the full year effect of the headcount added in 2015 for additional manufacturing output that occurred in 2016 and preparation for Contract Manufacturing opportunities, including the commencement of our first Contract Manufacturing agreement in Q2’ 2016. As a result of increased production output and higher sales in 2016, Cost of Goods Sold – Facility as a percentage of revenue decreased to 28.5%, compared to 40.8% for the same period in 2015.

Selling and Marketing Expenses

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	Change $	Change %
Selling and Marketing Expenses	14,121	11,777	2,344	19.9%
% of revenues	74.1%	89.4%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2016 vs. Year ended December 31, 2015

Selling and Marketing expenses increased $2.3 million, or 19.9%, for the year ended December 31, 2016 compared to the same period in 2015 resulting from the full year effect of the U.S. Companion Animal sales and marketing team and associated support functions to launch Glyde Chews and FETCH in the U.S. in September 2015.

We undertook an analysis of the return on investment from our US Companion Animal sales and marketing team in 2016 and determined that the most effective strategy would be to reduce the size of this team whilst concurrently increasing our focus on our digital technology assets as our primary value proposition. This resulted in the elimination of a number of positions which we expect will reduce total selling and marketing expenses by approximately $6 million in 2017. Despite this reduction, we believe we are well positioned to take advantage of growth opportunities through market share acquisition in our new and existing markets and through category expansion from the potential registration of our product candidates while further leveraging our infrastructure and resources now in place.

Regulatory and R&D Expenses

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	Change $	Change %
Regulatory and R&D Expenses	1,495	882	613	69.5%
% of revenues	7.8%	6.8%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2016 vs. Year ended December 31, 2015

Regulatory spending in 2016 of $1.5 million was an increase of $0.6 million over the prior year. The increase is the full year effect of additional staffing added in 2015 to support our new product filings, in addition to incremental expenditure on product development projects (PAR121 and PAR122). All eligible development costs directly associated with the Zydax studies and development work during the years ended December 31, 2016 and 2015 have been capitalized.

We believe our R&D processes are cost and time efficient, and are sufficiently precise to determine the feasibility of prospective products. This approach affords us the ability to both progress our current portfolio of pipeline candidates while simultaneously pursuing in-licensing opportunities throughout the remainder of 2016.

Administration Expenses

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	Change $	Change %
Administration Expenses	13,232	11,940	1,292	10.8%
% of revenues	69.5%	90.7%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2016 vs. Year ended December 31, 2015

Administration expenses increased $1.3 million, or 10.8%, in the year ended December 31, 2016, compared to the same period in 2015. The increase relates to:

o	increased headcount and external costs to support a substantially larger Commercial R&D organization in the US;
o	increased compliance, regulatory and statutory costs associated with being a public company following our IPO in June 2014;
o	share-based compensation related to stock options and RSUs issued to employees and directors

As stated above in the selling and marketing expenses section, in 2016 we undertook an analysis of the cost of remaining a NASDAQ listed entity and becoming a US issuer. The combination of these factors would have resulted in an approximate, ongoing increase in Administration costs of $2 million per year. We believe that shareholder interests were not best served by remaining NASDAQ listed so we voluntarily delisted in December 2016. In January, 2017 our shares began trading on the OTC Open Market. The reduction in costs associated with being NASDAQ listed as well as other cost saving measures instituted in December, 2016 is expected to result in a reduction in Administration Expenses in 2017 of approximately $4 million.

Finance Costs

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	Change $	Change %
Finance costs	3,821	1,285	2,536	197.3%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2016 vs. Year ended December 31, 2015

Total finance costs increased $2.5 million, or 197.3%, for the year ended December 31, 2016 compared to the same period in 2015.

The increase in finance costs in 2016 is predominantly due to the fees associated with the pay down of our previously held $USD11.0 million term loan. This facility was in place in the first 11 months of 2016 and was paid off with the issuance of our new $USD20.0 million term loan in November 2016, resulting in approximately $0.3 million in finance related costs during the full year ended December 31, 2016. In addition, the previously held term loan of $USD11.0 million commenced in June 2015, so was only in existent for 6 months in 2015.

At the commencement of the year ended December 31, 2016, the Company held outstanding debt related to the 2013 Parnell Bonds of $2.9 million, this debt was extended for a further twelve months on the same terms.

Other Income

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	Change $	Change %
Other Income	916	6,725	(5,809)	(86.4%)

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2016 vs. Year ended December 31, 2015

Other Income decreased $5.8 million, or 86.4%, for the year ended December 31, 2016 as compared to year ended December 31, 2015.

The decrease in other income was driven by management’s re-assessment of contingent provisions associated with supplier obligations in 2015. As of June 30, 2015 management determined that a provision was no longer necessary resulting in $2.6 million (2016: $Nil) being recorded in other income. In addition, exchange gains, realized and unrealized, reduced by $3.1 million and R&D Incentive grants reduced by $0.1 million in 2016 compared to 2015.

Income Tax Expense

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	Change $	Change %
Income Tax Expense	9	2	7	350%

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2016 vs. Year ended December 31, 2015

The income tax expense recorded in the consolidated statement of comprehensive loss increased approximately $7,000 during the year ended December 31, 2016 as compared to the same period in the prior year.

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

Certain significant items

Adjusted EBITDAOI is calculated based on the profit/(loss) for the period, by adding back income tax expense, depreciation, amortization, interest and other finance costs and by removing three significant items:

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

Reconciliation of Adjusted EBITDAOI

A reconciliation of Adjusted EBITDAOI to Loss for the year ended December 31, 2016 and 2015, as reported under IFRS, is as follows:

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2016	December 31, 2015	Change $	Change %
Loss for the period	(21,691)	(13,735)	(7,956)	57.9%
Income tax expense	9	2	7	350%
Depreciation and amortization expense	2,625	1,479	1,146	77.5%
Finance costs	3,821	1,285	2,536	197.4%
Other (Income)/Expense	(11)	-	(11)	100.0%
Other Income	(916)	(6,725)	5,809	(86.4%)
Adjusted EBITDAOI	(16,163)	(17,694)	1,531	(8.7%)

Certain amounts and percentages may reflect rounding adjustments.

Analysis of the consolidated statements of cash flows

	(AUD$ in thousands)
	Year ended
	December 31, 2016	December 31, 2015
Cash provided by/(used in):
Operating activities	(12,116)	(16,417)
Investing activities	(5,082)	(7,881)
Financing activities	19,963	12,089
Net increase in cash and cash equivalents held	2,765	(12,208)

Operating Activities

Year ended December 31, 2016 vs. Year ended December 31, 2015

Our net cash outflow from operating activities was $12.1 million for the year ended December 31, 2016 compared to $16.4 million in 2015. The outflow in operating cash flows during 2016 was primarily attributed to:

●	$35.2 million outflow associated with (1) the running of our operations because of our increased investment in our commercial infrastructure in the US; (2) the fixed costs associated with the unutilized capacity within our manufacturing facility; (3) financing costs.
●	The cash outflows were offset by inflows of (1) $22.9 million in sales revenue collected during the period; and (2) collections of R&D tax incentives and interest related to operating activities during the year of $0.2 million.

Cash generated by operating activities fluctuates with changes in net income, non-cash items, such as foreign exchange, share-based compensation and depreciation and working capital.

Investing Activities

Year ended December 31, 2016 vs. Year ended December 31, 2015

Our net cash used in investing activities was $5.1 million for the year ended December 31, 2016 compared to $7.9 million in 2015, a reduction of $2.8 million. This decrease is the combined effect of reduced PP&E and intangible purchases of $1.2 million and $3.3 million, respectively, offset by a $1.7 million decrease in tax receipts.

Financing Activities

Year ended December 31, 2016 vs. Year ended December 31, 2015

Cash provided by financing activities for the year ended December 31, 2016 was $20.0 million compared to $12.1 million in 2015, an increase of $7.9 million, due to the following:

☐	Net increase of $12.1 million associated with the loan redemption/reissuance, being $27.9 million raised from the new 2016 Term Loan Facility of which $14.9 million was utilized to repay the MIDCAP Term Loan in full.
☐	Net proceeds from the issuance of ordinary shares of $7.7 million.
☐	Issuance of warrants $0.1 million

Year ended December 31, 2015 vs. Year ended December 31, 2014

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

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31,	December 31, 2014	Change	Change
	2015	(unaudited)	$	%
Adjusted EBITDAOI	(17,694)	(8,343)	(9,351)	(112.1%)

Certain amounts and percentages may reflect rounding adjustments.

Year ended December 31, 2015 vs. Year ended December 31, 2014

For the year ended December 31, 2015, adjusted EBITDAOI decreased by $9.4 million compared to the same period in 2014 as a result of the following:

☐	Revenues increased by $4.8 million, or 58%, for the period, (see “Revenues” analysis, above). Overall, we maintained a high product gross margin of 82.1%, which is a 3.6% improvement from 78.5% for the same period ended December 31, 2014;
☐	Cost of Goods Sold – Facility increased slightly as a result of additional headcount due to additional manufacturing output and preparation for Contract Manufacturing opportunities;
☐	As such, our Gross Margin increased by $3.8 million, or 240%;
Offset by;
☐	$5.8 million increase in Selling and Marketing expenses (see “Selling and Marketing Expenses” analysis, below);
☐	Regulatory and R&D expenses remained consistent with the prior period (see “Regulatory & R&D Expenses” analysis, below);
☐	$7.1million increase in Administration expenses, primarily a result of:
	o	increased headcount and external costs to support a substantially larger Commercial R&D organization in the US;
	o	increased compliance, regulatory and statutory costs associated with being a public company following our IPO in June 2014; and
	o	share-based compensation related to stock options and RSUs issued to employees and directors.

Costs of Goods Sold

	(AUD$ in thousands, except percentages)
	Year Ended
	December 31, 2015	December 31, 2014 (unaudited)	Change $	Change %
Cost of Goods Sold
Cost of Goods Sold - Product	2,368	1,796	572	31.8%
% of revenues	17.9%	21.5%
Cost of Goods Sold - Facility	5,378	4,967	410	8.3%
% of revenues	40.8%	59.4%
Cost of Goods Sold - Total	7,746	6,763	983	14.5%

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

Certain significant items

Adjusted EBITDAOI is calculated based on the loss for the period, by adding back depreciation and amortization and by removing three significant items:

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

Six Months ended December 31, 2014 vs. Six Months ended December 31, 2013

The following discussion and analysis of our consolidated results of operations for the six months ended December 31, 2014 and 2013 should be read along with our consolidated financial statements and the notes thereto, which reflect the results of operations of the business for the six months ended December 31, 2014.

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

Glyde sales were flat (up 1%) in calendar year 2014 compared to 2013 largely due to the delayed launch of Glyde Chews, which was initially expected in the second-half of 2014. We did not launch Glyde Chews until September 2015.

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

5.B. Liquidity and Capital Resources

Analysis of financial condition, liquidity and capital resources

As of December 31, 2016, we had cash and cash equivalents of $7.1 million.

The primary portion of our cash balance at December 31, 2016 is related to the proceeds from a term loan secured in November 2016. Such proceeds will be used for developing our current pipeline candidates and expanding our U.S. business and customer base. Management believes that the Company’s current available working capital is adequate to sustain its operations at current levels through at least the next twelve months.

During the year, we have expended more on investing activities, for the geographical expansion of our product portfolio, and further expansion of our U.S. presence than we have generated from our operating activities. At the end of 2016 we made decisions to significantly reduce operational costs that should translate to a reduction in costs of over $10 million. We also expect to again grow revenues significantly in 2017 and become cash flow positive and EBITDA positive in 2017. However if we do not, increase our revenues and/or reduce our costs sufficiently our costs may continue to exceed our revenues, which could impact our liquidity and may also impact our ability to continue to invest in future product opportunities.

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

On January 11, 2016, we entered into a share purchase agreement, and a registration rights agreement with Lincoln Park. Under the terms and subject to the conditions of the Lincoln Park Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $15,000,000 in amounts of ordinary shares of the Company, no par value (“Ordinary Shares”) as described below, subject to certain limitations, from time to time, over the 36-month period commencing on February 16, 2016. The Company may direct Lincoln Park, at its sole discretion and subject to certain conditions, to purchase up to 35,000 shares of Ordinary Shares on any business day, increasing to up to 55,000 shares depending upon the closing sale price of the Ordinary Shares (such purchases, “Regular Purchases”). However, in no event shall a Regular Purchase be more than $500,000. The purchase price of Ordinary Shares related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the Ordinary Shares is not below the threshold price as set forth in the Purchase Agreement. The Company may deliver multiple purchase notices to Lincoln Park so long as at least one (1) business day has passed since the most recent Regular Purchase was completed. On December 21, 2016 we filed a Form S-8 to deregister all unsold securities under this registration statement and terminated the Share Purchase Agreement

In addition, on February 23, 2016, the Company entered into an additional Securities Purchase Agreement with Lincoln Park Capital Fund, LLC. In recognition of Lincoln Park’s belief in the company and its potential long term value, and under the terms and subject to the conditions of the Securities Purchase Agreement, the Company will issue and sell to Lincoln Park, and Lincoln Park will purchase from the Company, at the closing (a) 175,000 ordinary shares at a price of $3.50 per share and (b) a Warrant to purchase up to an additional 150,000 ordinary shares (the “Warrant Shares”) for an exercise price of $5.00 per share. The Purchase Agreement and the Warrant contain customary representations, warranties, agreements and conditions. The Company expects that the net proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement and the Warrant will be used for general corporate purposes and working capital requirements.

Selected measures of liquidity and capital resources

Historically, we have obtained funding from equity, borrowings and cash provided by operating activities. The following shows our liquidity and capital resources as of the stated periods.

	(AUD$ in thousands)
	At December 31, 2016	At December 31, 2015	At December 31, 2014
Cash and cash equivalents	7,115	5,667	15,819
Trade and other receivables	4,922	7,227	4,825
Borrowings, including non-current portion	29,842	17,476	4,590
Ordinary Shares	63,522	55,343	55,343

Certain amounts may reflect rounding adjustments.

Trade receivables are usually collected over a period of less than 30 days following the due date of each invoice. Our collection of these receipts has historically been strong with bad debts totalling approximately $0.2 million, less than 0.5%, being written off in the last 5 years. In our consolidated statement of financial position as of December 31, 2016, trade receivables include a $4,286 allowance for doubtful debts. While we believe, based on the historic profile of the collection of our account receivable amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile were to adversely change. Trade and other receivables decreased in the year ended December 31, 2016, primarily due to a decrease in trade receivables of $1.8 million and a decrease in other receivables of $0.6 million which relates to research and development tax incentives receivable from the Australian Taxation Office for the year ended December 31, 2015. Based on our planned investment, it is expected that as long as the research and development scheme is in place, future research and development tax incentives will be available, with an amount of $3.3 million recorded as receivable for the year ended December 31, 2016, compared to $3.8 million recorded as receivable for the year ended December 31, 2015 and $1.6 million recorded as receivable for the six months ended December 31, 2014. The $0.9 million receivable recorded as of June 30, 2014 was collected in February 2015.

2013 Parnell Bonds

The parent entity issued $4.3 million in "2013 Parnell Bonds" yielding 10% p.a. between February and September 2013. The bonds had a two year term with repayment due between February and September 2015, but may be redeemed earlier by the Company. On May 20, 2014, in association with our IPO, all bondholders, at the option of the Company, exercised their stapled warrant for share consideration. The amount of share consideration was the number of bonds x 0.0000004% of the fully diluted share capital of the Company, as of the date of exercise.

The warrants stapled to the 2013 Parnell Bonds converted into 140,075 ordinary shares of the Company. Subsequent to this conversion, no further warrant obligations exist within the Company. The Company redeemed $1.5 million of these bonds during 2015 and extended the terms of the remaining outstanding bonds. As at December, 31 2016 the balance of the outstanding bonds was $2.8 million and these were extended for at least an additional one-year term at the election of the bondholders.

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

In November 2016, the Company repaid the MidCap Term Loan balance of approximately USD$ 11,751,000, inclusive of accrued interest and prepayment fees. The unamortized borrowing costs of approximately USD$ 380,537 were charged to expense upon extinguishment of the debt. The MidCap term loan was registered by a first mortgage over all assets of the Group. As of December 31, 2016, this first registered mortgage has been released.

2016 Term Loan Facility

In November 2016, the Group entered into a credit arrangement with U.S. based lenders, SWK Holdings LLC, HI PPH LLC, and R-S Healthcare Management for a four-year USD $20,000,000 senior security credit facility. The credit facility was utilized to pay off our previous term loan with MidCap Financial Services, LLC, which was due to mature in 2020. Following the payment of fees and associated costs of establishing this new four-year credit facility of approximately USD$ 692,248, USD$7,666,307 of funds were immediately available to us for working and growth capital. The credit facility contains two financial covenants requiring the Company to maintain a ratio of fair market value of its inventory to employee liabilities of 70% and to have unencumbered liquid assets of greater than USD$ 1,000,000 as measured on the last day of any fiscal quarter. In addition, the credit facility contained other customary affirmative and negative covenants.

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

On December 21, 2016 the Company filed a Form S-8 to deregister all unsold securities under this registration statement and terminated the Share Purchase Agreement with Lincoln park Capital Fund LLC.

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

Future Funding Requirements

We generate free cash flow from our operating segments and in all cases, other than our contract manufacturing segment and U.S. Companion Animal business, our established business units generate positive EBITDAOI. Our manufacturing facility is only operating at 36% capacity which means we do not recover approximately $4 million in overhead annually. We anticipate that in the future this will change as our own revenues (and hence manufacturing requirements) increase and as we pursue contract manufacturing. We have also invested in establishing our Companion Animal commercial infrastructure in the U.S. in anticipation of our Companion Animal product launches, and, as such, our expenditures on facilities, administration, and Companion Animal marketing and digital technology development are all higher than in previous years and are expected to remain so under as we build demand for sales of our U.S. Companion Animal products during 2016. We are also investing in our pipeline product candidates including Zydax for the U.S. and Europe, to bring them closer to approvals. All of these potential growth-related investments mean that we anticipate that we will continue to incur net losses through at least 2016.

As of the date of the filing of this annual report, based on our revenue sources from our five marketed products, our anticipated growth-related investments, and our existing cash and cash equivalents, and our existing financing agreement, we expect to fund our operations through at least the current period ending December 31, 2017. Our operating plans may change as a result of many factors and we may seek additional funds through public or private equity, debt financings or other sources, such as strategic collaborations and partnering arrangements. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current and future operating plans. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the risk factors disclosed in our previous filings.

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

Research and development costs of approximately $2.5 million in the year ended December 31, 2016, $4.2 million in the year ended December 31, 2015, $2.0 million for the six month period ended December 31, 2014, and $1.6 million, in the year ended June 30, 2014 were capitalized. Research and development costs of approximately $0.2 million in the year ended December 31, 2015, $0.6 million for the six month period ended December 31, 2014, and $0.6 million for the year ended June 30, 2014 were expensed.

5.D. Trend Information

Our current growth plans are focused in the near term around our Companion Animal portfolio. We launched Glyde in the U.S. in September 2015 and expect we may receive FDA approval and would subsequently launch Zydax in the U.S. in late 2017 or early 2018 utilizing our recently established U.S. Companion Animal Sales team. We also anticipate we may receive approval for Zydax in late 2017 or early 2018 in the E.U. and in 2018 in Canada and would subsequently launch both Zydax and Glyde in these markets through a marketing partner.

In addition to marketing Glyde and our digital application Fetch in the U.S. market, we are expecting to launch Luminous our nutraceutical product for dermatological conditions in the U.S. in Q2, 2017.We also expect to continue to grow revenues of Reviderm, our recently launched anti-microbial liquid bandage in the U.S. and potentially launch it in Australia.

We also expect to continue to rapidly grow our U.S. sales of our reproductive hormones, including through the enhancement of additional functionality in mySYNCH in 2017. From these growth opportunities plus continuing sales of our companion animal and production animal products in established markets, we anticipate we may grow our 2017 revenues to $20 million to $22 million in 2017.

In addition to our marketed products, we expect to focus our product development efforts on developing further opportunities for using Zydax in treating osteoarthritis in cats, interstitial cystitis in cats as well as seeking additional geographic expansion of our near-term approvals including filing for approval in additional markets such as Asia and Latin America. In 2017 we expect to focus our R&D efforts on our key pipeline product candidates PAR121 (orthopedics) and PAR122 (dermatology). We also intend to explore further in-licensing and acquisition opportunities as well as complete contract manufacturing agreements with one or more multinational pharmaceutical companies as well as appoint a marketing parent for Zydax in Europe and potentially Canada.

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

During the fiscal year ended December 31, 2016, we have continued to invest in our fully-integrated pharmaceutical value chain, specifically in our U.S.-based sales and marketing operation and the running costs associated with our FDA-inspected sterile manufacturing facility. This operational investment, in addition to the previously incurred capital expenditure, provides us with the unique infrastructure to continue to grow our current products within the markets in which we already operate while also allowing us to take advantage of additional growth prospects from our pipeline product candidates, further geographical expansion, further contract manufacturing opportunities and future in-licensing or acquisition opportunities.

The disclosure set forth in Item 5.A of this Form 20-F further discusses trend information and is incorporated herein by reference.

5.E. Off-Balance Sheet Arrangements

We do not currently use off-balance sheet arrangements for the purposes of credit enhancement, investment or other financial purposes.

In the ordinary course of business and in connection with the sale of assets and businesses, we may indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2016, there are no recorded amounts for these arrangements.

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and other commercial commitments at December 31, 2016 as well as the effect these obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$30,815,195	$0	$19,951,482	$10,863,713	$0
Operating Lease Obligations	$7,756,582	$1,160,056	$2,423,937	$1,865,709	$2,306,881
Total contractual obligations	$38,571,777	$1,160,056	$22,375,419	$12,729,422	$2,306,881

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table presents our directors and executive officers that served in 2016. The directors have served in their respective capacities since their appointment, and unless otherwise stated will serve until their removal pursuant to our constitution.

Name	Age	Position
Executive Officers
Robert Joseph	40	Director, President and Chief Executive Officer
Brad McCarthy	41	Director and Chief Financial Officer

Directors*
Alan Bell	60	Director and Chairman
Peter Croden*	69	Director
Ellen Richstone*	64	Director
David Rosen*	57	Director
William Hunsinger*	47	Director

*Peter Croden, Ellen Richstone, David Rosen and William Hunsinger resigned from Parnell’s board on November 28, 2016 consistent with the decision to deregister from the NASDAQ and achieve significant cost savings.

Executive Officers

Robert Joseph - Mr. Joseph has served as our President, Chief Executive Officer and Director since joining us in August 2006. Previously, Mr. Joseph was employed with Eli Lilly and Company, a global pharmaceutical company, serving in various sales and senior marketing roles in Australia and the US from 2002 to 2006. From 2000 to 2002, Mr. Joseph served as a Financial Planning Manager with Allergan, Inc., a global specialty pharmaceutical company, and from 1998 to 2000, was employed as a Business Performance Manager with Herron Pharmaceuticals Pty Ltd, an Australian manufacturer of pharmaceutical and natural healthcare products which has now become a subsidiary of Sigma Pharmaceuticals Limited. Mr. Joseph has undergraduate degrees in science (pre-medicine), finance (accounting and commercial law) and marketing from the University of Queensland in Australia, and is a qualified Certified Public Accountant in Australia.

Brad McCarthy - Mr. McCarthy joined us as Chief Financial Officer and Director in February 2010, and was appointed Chief Operating Officer of Parnell Manufacturing Pty Ltd, one of our wholly-owned subsidiaries, in 2012. Prior to joining us, Mr. McCarthy worked in several positions with subsidiaries of SIRVA, Inc., formerly Allied Worldwide, a privately owned moving industry company, including as Chief Financial Officer from 2007 to 2010 of Pickfords Removals, a former subsidiary company of SIRVA, Inc, and Head of Forecasting, Planning and Analysis, Europe,. Earlier in his career Mr. McCarthy served in financial and accounting positions with Centrica PLC, a multinational utility company, and Volkswagen Group Australia Pty Ltd, a subsidiary of Volkswagen Group, a manufacturer of passenger and commercial vehicles. Mr. McCarthy began his career as a financial accountant with Beale Gaertner Young, an Australian accounting firm. He has undergraduate degrees in science (pharmacology and physiology) from the University of Queensland, as well as degrees in accounting (accounting and corporate law) and management from Macquarie University in Australia. He is also a Certified Public Accountant in Australia.

Directors

The current board of directors is comprised of executive officers, Mr. Robert Joseph, Mr. Brad McCarthy and Mr. Alan Bell.

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

Board of Directors

Our Board of Directors currently consists of three members, including our Chief Executive Officer and Chief Financial Officer. We believe that each of our current directors has relevant industry experience. Our Constitution specifies that there must be a minimum of one director and a maximum of ten, and our Board of Directors may determine the number of directors within those limits. Our directors serve until removed by us by resolution.

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

In the fiscal year ended December 31, 2016, the aggregate remuneration we paid to our directors and senior management, including salary, director’s fees, retirement contributions (if applicable), and cash bonuses paid under our quarterly and annual bonus scheme was $2.1 million. We also recorded share-based compensation expense of $0.8 million related to shares issuable to employees and directors.

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

Contributions to retirement plans

Our employees in Australia receive retirement contributions at the superannuation guarantee contribution amount required by the Australian government, which was 9.5% as of December 31, 2016, we also sponsor a 401K Plan for our U.S. employees and make matching contributions up to 4% of employee’s annual salary. We are not required to set aside any amount to meet future retirement benefit obligations.

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

6.C. Board Practices

Our Board of Directors is currently composed of three members, Mr. Bell, Mr. Joseph and Mr. McCarthy. Mr Bell serves a term that extends to the next annual meeting of stockholders and until his successors are duly elected and qualified or until his earlier resignation or removal. Mr Joseph and Mr McCarthy do not require to be re-elected at each annual Meeting Mr. Bell, Mr. Joseph and Mr. McCarthy do not qualify as independent directors under ASX rules.

None of our directors is a party to a service contract that provides for benefits upon termination of service.

 6.D. Employees

As of December 31, 2016, we had 78 employees including 34 employees based in Australia and 44 in the U.S. We have approximately 26 employees in Manufacturing, 34 employees in Sales, Marketing and Digital Technology, 13 employees in Corporate and Administration functions and 5 employees in R&D and Regulatory functions.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of December 31, 2016, by:

● each of our directors and executive officers individually;

● all our directors and executive officers as a group; and

● each beneficial owner of 5% or more of our ordinary shares.

Beneficial ownership generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 18,145,760 of our ordinary shares outstanding as of December 31, 2016,

Ordinary Shares Beneficially Owned
		Number	Percent
Alan R. Bell	Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015 Australia	5,226,432 (1)	28.80%
Robert T. Joseph	7015 College Blvd, Overland Park, KS 66211	1,308,435 (2)	7.21%
Brad R. McCarthy	Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015 Australia	753,769 (3)	4.15%
All directors and executive officers as a group		7,288,626	40.17%

(1)	Includes 5,226,430 shares held by Pinehill Pty Ltd. Pinehill Pty Ltd is beneficially owned by, and is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director.
(2)	Includes 70,177 shares held by RT Joseph Holdings Pty Ltd ATF Joseph Superannuation Fund. Mr. Joseph and his spouse are directors of RT Joseph Holdings Pty Ltd, the corporate trustee of Joseph Superannuation Fund, an Australian-domiciled retirement savings fund of which Mr. Joseph and his spouse are beneficiaries.
(3)	Includes 507,687 shares held by McCarthy B&J Pty Ltd ATF McCarthy B&J Family Trust, 41,997 shares held by McCarthy B&J Superfund Pty Ltd ATF McCarthy B&J Superfund, and 18,242 shares held by Mr. McCarthy’s spouse. Mr. McCarthy’s spouse is the sole director of McCarthy B&J Pty Ltd, the corporate trustee of (i) McCarthy B&J Family Trust, a discretionary trust of which Mr. McCarthy and his spouse are beneficiaries, and (ii) McCarthy B&J Superfund, an Australian-domiciled retirement savings fund of which Mr. McCarthy and his spouse are beneficiaries.

	Restricted Share Awards		Stock Awards		Stock Options
	Shares Awarded	Value of Shares on Grant date ($US)	Shares Awarded	Value of Shares on Grant date ($US)	Options Awarded	Exercise Price ($US)	Value Realized on Exercise	Expiration Date of Options
Alan R. Bell, (1) (3)	9,375	$24,375	-	-	9,375	$4.00	-	2/1/2026
Robert T. Joseph (2) (3)	-	-	315,208	$217,494	264,948	$4.00	-	2/1/2026
Brad R. McCarthy (2) (3)	-	-	185,843	$128,232	125,283	$4.00	-	2/1/2026
Peter Croden (2) (3)	-	-	1433	$1,820	7,667	$4.00	-	8/5/2026
Ellen Richstone (2) (3)	-	-	287	$364	5,557	$4.00	-	2/1/2026
William Hunsinger (3)	-	-	-	-	3,867	$4.00	-	2/1/2026
David Rosen (2) (3)	-	-	287	$364	5,557	$4.00	-	2/1/2026

(1)	Represents Ordinary Shares of Restricted Share Units under the 2014 Omnibus Equity Incentive Plan. These shares are restricted by service conditions and vest over a two-year period (50% on February 1, 2017 and 50% on February 1, 2018).
(2)	Represents Ordinary Shares under the 2014 Omnibus Equity Incentive Plan. These shares were granted on December 31, 2016.
(3)	Represents Ordinary Share Options issued under the 2014 Omnibus Equity Incentive Plan. These options vest over 3 year service period

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The table in Section “ITEM 6.E. Share Ownership” above sets forth the beneficial ownership of our ordinary shares as of December 31, 2016 held by each person known to us to have 5.0% of more beneficial share ownership based on an aggregate of 18,145,760 ordinary shares outstanding as of that date.

All our shares, both issued and unissued, are ordinary shares of the same class and rank equally as to dividends, voting powers and participation powers. Accordingly, there are no special voting powers held by our major shareholders.

We are an Australian public company limited by shares with shareholders in Australia, the U.S. and other foreign jurisdictions. We are not controlled by any foreign governments or other person. We are not aware of any arrangements that would result in a change of control of our Company.

As of December 31, 2016, we had 18,145,760 ordinary shares issued. We believe that the number of beneficial owners is substantially greater than the number or record holders because a large portion of our outstanding ordinary shares are held in broker “street” names for the benefit of individual investors or other nominees. Management believes that the U.S. shareholders hold approximately 58% of our outstanding ordinary shares. In addition to these record holders there may be more persons located in the U.S. holding our ordinary shares in “street’ name.

7.B. Related Party Transactions

Bonds:

Between February and September 2013, we issued to certain qualified subscribers 4,300,000 2013 Parnell Bonds (with an interest rate of 10%) for an aggregate offering price of AUD$4,300,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on February 8, 2013. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as certain relatives of Brad McCarthy, our Chief Financial Officer, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 625,000 bonds for an aggregate of AUD $625,000 and Brad McCarthy’s relatives purchased 960,000 bonds for an aggregate of AUD $960,000. The bonds matured between February and September 2015, but could be redeemed early by us or by the bondholder in accordance with the Conditions of 2013 Bonds. The Bonds were issued with a stapled warrant which converted into 140,075 ordinary shares of the Company, pursuant to the election of the bondholders on May 20, 2014. In 2015 AUD$125,000 of the bonds sold to Robert Joseph were redeemed. The remaining AUD $2,845,000 bond maturities were extended for an additional period and will mature throughout 2018.

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

Consultancy Agreement

On April 1, 2015, the Company entered into a Consultancy Agreement with the Chairman of the Board, Dr. Alan Bell. The Company desired that Dr. Bell will provide consulting services and periodic advice to the Company, primarily in relation to product development activities. The Compensation Committee authorized the Company to engage Dr. Bell as needed, in the discretion of the CEO of the Company, to a maximum of $60,000 per calendar quarter. To the extent that Dr. Bell’s services are utilized by the Company, Dr. Bell shall report to the Committee promptly after the end of each quarter on the services provided by him during that quarter.

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

See our audited financial statements for the fiscal years ended December 31, 2016, December 31, 2015, and June 30, 2014, and the six-month period ended December 31, 2014 are included under Item 18 of this annual report.

Legal Proceedings

As at December 31, 2016, we were not a party to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation.

8.B. Significant Changes

Since December 31, 2016, the date of our most recent financial statements there have been no significant changes except for the matter described below:

Our ordinary shares began trading on the OTC Pink® Open Market on January 3, 2017 under the symbol PARNF. Prior to January 3, 2017, and through June 18, 2014, our ordinary shares were listed on the NASDAQ Global Market under the symbol PARN. Prior to June 18, 2014, our ordinary shares were not traded in public markets.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares qualified for listing on the OTC Pink® Open Market on January 3, 2017 under the symbol PARNF. Prior to January 3, 2017, and through June 18, 2014, our ordinary shares were listed on the NASDAQ Global Market under the symbol PARN. Prior to June 18, 2014, our ordinary shares were not traded in public markets. The following sets forth the high and low prices expressed in U.S. Dollars on the NASDAQ Global Market for August, 2016 through December, 2016 and on the OTC Pink® Open Market from January, 2017 through March 29, 2017, for each quarter for the past two fiscal years, and for the one completed fiscal year (ended December 31, 2014, at which time we changed from a June 30 fiscal year to a December 31 fiscal year) for which our stock was publicly traded.

Last Six (6) Months	High	Low
For the Month Ended
Through March 29, 2017	$1.00	$0.92
February	1.05	0.92
January 2017	1.32	0.99
December 2016	1.45	0.66
November 2016	1.37	1.09
October 2016	1.51	1.02
September 2016	1.62	1.37
August 2016	1.72	1.48

Last Two (2) Fiscal Years
For the Quarter Ended
December 31, 2016	$1.51	$0.66
September 30, 2016	1.62	1.37
June 30, 2016	2.8	1.42
March 31, 2016	3.85	1.75
For the Quarter Ended
December 31, 2015	$5.11	$3.20
September 30, 2015	5.11	3.20
June 30, 2015	5.98	3.47
March 31, 2015	6.00	3.59
For the Period Ended
December 31, 2015	$6.00	$3.20
For the Year Ended
December 31, 2016	$3.85	$0.66

As of December 31, 2016, there were outstanding 18,145,760 shares of our ordinary no par value shares held of record by approximately 58 holders.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our ordinary shares qualified for listing on the OTC Pink® Open Market on January 3, 2017 under the symbol PARNF. Prior to January 3, 2017, and through June 18, 2014, our ordinary shares were listed on the NASDAQ Global Market under the symbol PARN. Prior to June 18, 2014, our ordinary shares were not traded in public markets.

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

The agreement requires Parnell Tech to pay a modest up-front payment and certain fees upon achievement of regulatory milestones totalling up to $2.0 million, and royalty payments ranging from 10% to 1% depending on the total cost of development and the total annual sales of any approved product.

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

Contract Manufacturing Agreements

Merial

On May 27, 2016, Australian Pharma Services Pty Ltd, our wholly-owned subsidiary, entered into a contract manufacturing agreement with Merial, Inc, as the exclusive supplier of the Synchsure product for SALE by Merial in the U.S. Under the terms of the Contract Manufacturing Agreement, Merial will purchase certain sterile injectable products, exclusively from Parnell, with minimum annual purchase commitments over the 10-year term of the agreement.

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

The term of the revenue sharing agreement is through June 30, 2021, or until maximum aggregate payments of $3.0 million have been made by us under the agreement. As of December 31, 2016 we have paid an aggregate total of $0.9 million. In addition to standard termination provisions, the agreement may be terminated by us at any time upon payment of an early redemption fee of $3.0 million less any revenue payments we have already made. The agreement may also be terminated by PFG following the occurrence of certain events, including our inability to sell our estroPLAN and GONAbreed products in the U.S., and if we experience a change in control, which includes change in the power to exercise or the power to control the exercise of at least half of the voting power of any class of our shares. Upon such termination, PFG is entitled to a minimum payment of $3.0 million.

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

Term Loan

MidCap Term Loan

In June 2015, the Company entered into a non-dilutive $USD11 million term loan agreement with MidCap Financial. The Company intended to use the proceeds of the loan for the expansion of our Companion Animal sales team in the US.

The Term Loan had a 45-month term, being interest only for the first 18 months and straight-line amortization for the remaining 27 months. Parnell was able to extend the interest only period to the first 24 months of the term loan upon achieving certain revenue targets as stipulated in the agreement. Interest on the outstanding balance was payable monthly in arrears at an annual rate of the one month LIBOR plus 7.45% subject to a LIBOR floor of 0.50%, current rate of 7.95%. The Term Loan had no warrant coverage and was secured by substantially all of the Company's assets.

Covenants imposed by the lender included various customary negative covenants and required that the Company maintain various levels of trailing twelve-month revenues that increased over the term of the loan. As of December 31, 2015, and for the period from start of the loan to the period end date, the Company was in compliance with all covenants.

In November 2016, the Company repaid the MidCap Term Loan balance of approximately USD $11,751,000, inclusive of accrued interest and prepayment fees. The unamortized borrowing costs of approximately USD $380,537 were charged to expense upon extinguishment of the debt. The MidCap term loan was registered by a first mortgage over all assets of the Group. As at December 31, 2016, this first registered mortgage has been released.

2016 Term Loan Facility

In November 2016, the Group entered into a credit arrangement with U.S. based lenders, SWK Holdings LLC, HI PPH LLC, and R-S Healthcare Management for a four-year USD $20,000,000 senior security credit facility. The credit facility was utilized to pay off our previous senior debt facility with MidCap Financial Services, LLC, which was due to mature in 2020. Following the payment of fees and associated costs of establishing this new four-year credit facility of approximately USD $692,248, USD $7,666,307 of funds were immediately available to us for working and growth capital. The credit facility contained two financial covenants requiring the Company to maintain a ratio of fair market of its inventory to employee liabilities of 70% and to have unencumbered liquid assets of greater than USD $1,000,000 as measured on the last day of any fiscal quarter. In addition, the credit facility contained other customary affirmative and negative covenants.

Lincoln Park Capital Fund

On February 23, 2016, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Lincoln Park. In recognition of Lincoln Park’s belief in our company’s business and the potential value, under the terms and subject to the conditions of the Purchase Agreement, the Company will issue and sell to Lincoln Park, and Lincoln Park will purchase from the Company, at the closing (a) 175,000 ordinary shares (the “Initial Shares”) at a price of $3.50 per share and (b) a Warrant to purchase up to an additional 150,000 ordinary shares (the “Warrant Shares”) for a purchase price of $5.00 per share (the “Warrant”). Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501 (a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and the Company is selling the Initial Shares and the Warrant Shares in reliance upon an exemption from registration contained in Section 4(2) under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Purchase Agreement and the Warrant contain customary representations, warranties, agreements and conditions. The Company expects that the net proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement and the Warrant will be used for general corporate purposes and working capital requirements. The Purchase Agreement and associated Registration Statement with the SEC was terminated as at December 31, 2016.

The representations, warranties and covenants contained in the aforementioned agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with execution of the agreements. On December 21, 2016 the Company filed a Form S-8 to deregister all unsold securities under this registration statement.

On May 17, 2016, the Company completed a secondary public offering of 2,550,000 shares on the NASDAQ at a share price of USD$1.65 per share resulting in gross proceeds of USD$4,207,500. The proceeds were partially offset by commissions and issuance costs of USD$252,450 for net proceeds of USD$3,955,050.

On June 8, 2016, the underwriters of the secondary public offering elected to take-up 380,500 overallotment shares on the NASDAQ at a share price of USD$1.65 per share resulting in gross proceeds of USD$627,825. The proceeds were partially offset by commissions and issuance costs of USD$37,669 for net proceeds of USD$590,156.

10.D. Exchange Controls

There are no Australian governmental laws, decrees or regulations that restrict, in a manner material to the Company, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Australia who hold shares of the Company.

10.E. Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares. This discussion is based on the laws in force as at the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the U.S. and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

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

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ordinary shares are listed on the NASDAQ and actively traded, as such mark-to-market election would be available to you were we to be or become a PFIC.

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

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the Annual Report, are also available to you on the SEC’s website at http://www.sec.gov ..

Information may also be found on the Investor Relations section of our website at http://investors.parnell.com/.

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange rates

A substantial portion of our current revenues and costs are exposed to changes in foreign exchange rates. Our products are sold in 14 countries predominantly under U.S. dollar denominated contracts. We do however have sales in Canadian dollars, New Zealand dollars and Australian dollars. As a result, our revenues are influenced by changes in foreign exchange rates. In fiscal year 2016, approximately 81% of our revenues were denominated in foreign currencies (non-Australian dollars): 80% in U.S. dollars and 1% in New Zealand dollars. We seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and implementing both U.S. dollar and Australian dollar denominated debt liabilities to offset exposure from U.S. dollar and Australian dollar denominated revenues. Additionally, we occasionally secure forward foreign exchange contracts against known foreign currency receipts. Going forward, we will evaluate if a similar approach to managing foreign exchange risk is appropriate for our company. Exchange rate fluctuations may also have an impact beyond our reported financials and directly impact operations. These fluctuations may affect the ability to buy and sell our goods and services between markets impacted by significant exchange rate variances.

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

Evaluation of Disclosure Controls and Procedures

The company maintains “disclosure controls and procedures” as such term is defined under Rule 13a-15(e) of the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer , as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2016. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective because of the material weakness in internal control over financial reporting described below, relating to the operating effectiveness of the internal control in relation to segregation of duties and related information technology general controls regarding user access and change management activities.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate “internal control over financial reporting” as such term is defined under Rule 13a-15(f) of the Exchange Act. We maintain internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that adherence to controls in place may be subject to risk because of changes in conditions. Therefore, internal control over financial reporting determined to be effective provides only a reasonable assurance regarding the reliability of financial reporting and in the preparation of financial statements  for external purposes in accordance within generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

Management of the Company has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 and concluded that it did not maintain effective internal control over financial reporting due to a material weakness in segregation of duties and related information technology general controls regarding user access and change management activities. Specifically, the control in place in relation to information technology general controls regarding user access and change management activities was not fully adhered to for assuring that incompatible access within the system, including the ability to record transactions, was appropriately segregated. The transactions impacted were associated only with general journal entries, as assessed and confirmed by management.

Whilst this material weakness did not result in a misstatement of the financial statements or related disclosures, if not detected, it could have resulted in a material misstatement to the annual consolidated financial statements that may not be prevented or detected on a timely basis.

Because of this material weakness, management has concluded that we did not maintain effective internal control over financial reporting as of 31 December 2016, based on criteria described in Internal Controls – Integrated Framework (2013) issued by the COSO.

Remediation Efforts

As a result of the identification of this material weakness, management implemented and continues to implement various measures to address this material weakness in order to strengthen the operation of its internal controls. These measures are outlined below.

In 2017, training of the appropriate personnel has been conducted to ensure that all future adherences to this specific control procedure will occur.

In February 2017, management has conducted an independent review of certain entries impacted by this non-adherence to ensure that there has been no material effect, or reasonably likely material effect, from these entries on the Company’s internal control over financial reporting.

Further no future finance personnel will be allowed to commence financial duties with the Company without confirming they have a complete and thorough understanding of these internal control procedures.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At December 31, 2016, our Audit Committee consisted of three members, appointed by the Board of Directors: Dr Allan bell, chairperson, Robert Joseph, and Brad McCarthy. This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accounts, the performance of our independent accountants and accounting practices. In addition, the committee oversees, reviews and acts on and reports on various risk management matters to our Board of Directors.

Our Board determined that Mr. McCarthy qualified as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to the audit committee for the fiscal year ended December 31, 2016. See “Item 6. Directors, Senior Management and Employees - 6.A. Directors and Senior Management” for their experience and qualifications.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Australia has served as our independent registered public accountant since 2013. The following table shows the aggregate fees for the professional services and other services rendered:

Remuneration of Auditors

	2016 AUD$	2015 AUD$
Remuneration of the auditor of the parent entity, PricewaterhouseCoopers Australia, for:
Audit fees	270,000	352,500
SEC registration statements	425,000	-
Tax fees	45,000	33,520
Total remuneration of PricewaterhouseCoopers Australia	740,000	386,020

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

ITEM16F. CHANGES IN THE REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm:

☐	Report of Independent Registered Public Accounting Firm
☐	Consolidated statements of income/(loss) and comprehensive income/(loss)
☐	Consolidated balance sheets
☐	Consolidated statements of changes in equity
☐	Consolidated statements of cash flows
☐	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1	Constitution of Parnell Pharmaceuticals Holdings Ltd (incorporated by reference to Exhibit 3.1 on Form 6-K for May 2015, filed with the SEC on May 7, 2015.)*
4.1	Lease Agreement, dated as of June 27, 2011, by and between Parnell Manufacturing Pty Ltd and Helion Properties Pty Ltd. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on May 19, 2014)*
4.2	Supply Agreement, dated as of September 26, 2011, by and between Parnell Manufacturing Pty Ltd and Bachem A.G. (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*
4.3	Employment Agreement, dated as of February 1, 2011, by and between Parnell Pharmaceuticals Holdings Ltd and Robert Joseph. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*
4.4	Employment Agreement, dated as of February 1, 2011, by and between Parnell Pharmaceuticals Holdings Ltd and Brad McCarthy. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*
4.5	Supply Agreement, dated of January 1, 2014, by and between Parnell Manufacturing Pty Ltd and Piramal Healthcare (UK) Ltd. (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*
4.6	License Agreement, dated as of March 18, 2014, by and between Parnell Technologies Pty Ltd and CIMTECH Pty Ltd. (incorporated by reference to Exhibit 10.12 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*
4.7	Revenue Sharing Deed dated as of October 14, 2011 by and among Parnell Pharmaceuticals Holdings Ltd and all subsidiaries and Partners for \ Growth III, L.P. (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 10, 2014)†*
4.8	Conditions of 2013 Bonds. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 filed with the SEC on May 19, 2014)*
4.9	2014 Omnibus Equity Incentive Compensation Plan. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 4, 2014)*
4.1	Form of Deed Poll given by 2013 Bondholders in favor of Parnell Pharmaceuticals Holdings Pty Ltd dated May 30, 2014. (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 4, 2014)*
4.11	Lease Agreement, dated as of September 12, 2014, by and between Parnell Corporate Services U.S. Inc., and Renaissance Property Owner, LLC. (incorporated by reference to Exhibit 4.17 on Form 20-F filed with the SEC on September 15, 2014)*
4.12	Amendment No. 1 to the Parnell Pharmaceuticals Holdings Ltd 2014 Omnibus Equity Incentive Plan. (incorporated by reference to Exhibit 10.1 on Form 6-K for May 2015 filed with the SEC on May 7, 2015)*
4.13	Parnell Pharmaceuticals Holdings Ltd 2014 Omnibus Incentive Plan Award Agreement. (incorporated by reference to Exhibit 10.2 on Form 6-K for May 2015 filed with the SEC on May 7, 2015)*
4.14	Credit, Security and Guaranty Agreement, dated as of June 15, 2015 by and among MIDCAP FINANCIAL TRUST. (incorporated by reference to Exhibit 10.1 on Form 6-K for June 2015 filed with the SEC on June 18, 2015)*
4.17	PURCHASE AGREEMENT, dated as of January 11, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC (incorporated by reference to Exhibit 99.2 on Form 6-K for January 2016 filed with the SEC on January 11, 2016)*
4.15	REGISTRATION RIGHTS AGREEMENT, dated as of January 11, 2016 by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC. (incorporated by reference to Exhibit 99.3 on Form 6-K for January 2016 filed with the SEC on January 11, 2016)*
4.16	Warrant to be issued at closing of that certain Securities Purchase Agreement dated as of February 23, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC (incorporated by reference to Exhibit No. 4 on Form 6-K for March 2016 filed with the SEC on March 3, 2016)*
4.17	Securities Purchase Agreement dated as of February 23, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC (incorporated by reference to Exhibit No. 10 on Form 6-K for March 2016 filed with the SEC on March 3, 2016)*
4.18	Credit Agreement, dated as of November 22, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and the Lenders Party thereto, and SWK FUNDING, LLC, as Agent (incorporated by reference to Exhibit 10.1 on Form 6-K filed with the SEC on November 30, 2016) *†
8.1	For a list of all of our principal Group subsidiaries and associated companies, see the Notes to Consolidated Financial Statements, Note 24 – Interests in Subsidiaries
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

*	Previously filed.

†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Parnell Pharmaceuticals Holdings Ltd

By: /s/ Robert Joseph
Name: Robert Joseph
Title: President and Chief Executive Officer

By: /s/ Brad McCarthy
Name: Brad McCarthy
Title: Chief Financial Officer

Parnell Pharmaceuticals Holdings Ltd

Contents

For the Fiscal Year Ended 31 December 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Parnell Pharmaceuticals Holdings Ltd

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Parnell Pharmaceuticals Holdings Ltd and its subsidiaries at 31 December 2016, 31 December 2015 and 31 December 2014, and the results of their operations and their cash flows for the twelve month period ended 31 December 2016 and 2015, the six months ended 31 December 2014 and the twelve month period ended 30 June 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Sydney, Australia

31 March 2017

Parnell Pharmaceuticals Holdings Ltd

Consolidated statement of loss and comprehensive loss

		12 months to 31 December	12 months to 31 December	6 months to 31 December	12 months to 30 June
		2016	2015	2014	2014
	Note	AUD$	AUD$	AUD$	AUD$
Revenue	3	19,048,651	13,169,753	3,662,452	7,542,600
Other income	3	916,358	6,725,142	4,346,784	2,248,195
Cost of goods sold		(8,977,871)	(7,745,865)	(3,343,802)	(6,417,593)
Selling and marketing expenses		(14,121,493)	(11,777,492)	(2,447,578)	(5,474,826)
Regulatory and research and development expenses		(1,494,800)	(881,909)	(311,931)	(586,149)
Administration expenses		(13,231,889)	(11,940,246)	(3,042,221)	(3,018,782)
Net foreign exchange losses on borrowings		-	-	-	(1,384,335)
Finance costs		(3,821,345)	(1,284,802)	(289,784)	(7,262,020)
Loss before income tax		(21,682,389)	(13,735,419)	(1,426,080)	(14,352,910)
Income tax expense	5	(9,054)	(2,113)	(2,442)	(2,980,412)
Loss for the period		(21,691,443)	(13,737,532)	(1,428,522)	(17,333,322)
Other comprehensive loss, net of income tax
Items that will be reclassified subsequently to profit or loss
Foreign currency translation		(727,603)	(1,629,523)	(1,434,235)	(517,525)
Other comprehensive loss for the year, net of tax		(727,603)	(1,629,523)	(1,434,235)	(517,525)
Total comprehensive loss for the year		(22,419,046)	(15,367,055)	(2,862,757)	(17,850,847)

Net loss per share		AUD$	AUD$	AUD$	AUD$
Net loss attributable to common stockholders, Basic and diluted	16(a)	(1.37)	(1.03)	(0.11)	(2.18)

Parnell Pharmaceuticals Holdings Ltd

Consolidated balance sheet

		31 December 2016	31 December 2015	31 December 2014
	Note	AUD$	AUD$	AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	7,115,498	5,666,679	15,819,418
Trade and other receivables	9	4,922,086	7,266,662	4,825,193
Inventories	10	3,622,891	3,426,926	2,755,956
Prepayments		441,189	531,843	470,568
TOTAL CURRENT ASSETS		16,101,664	16,892,110	23,871,135
NON-CURRENT ASSETS
Trade and other receivables	9	723,739	67,457	50,184
Property, plant and equipment	11	12,128,392	12,666,214	11,899,006
Intangible assets	12	18,624,832	16,583,360	12,419,614
TOTAL NON-CURRENT ASSETS		31,476,963	29,317,031	24,368,804
TOTAL ASSETS		47,578,627	46,209,141	48,239,939
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	7,875,987	6,780,440	8,614,034
Borrowings	14	10,178	3,122,553	4,590,483
Provision for employee benefits	15	623,574	438,008	379,558
TOTAL CURRENT LIABILITIES		8,509,739	10,341,001	13,584,075
NON-CURRENT LIABILITIES
Trade and other payables	13	1,087,670	1,106,360	668,037
Borrowings	14	29,831,992	14,353,203	-
Provision for employee benefits	15	85,528	153,781	74,364
TOTAL NON-CURRENT LIABILITIES		31,005,190	15,613,344	742,401
TOTAL LIABILITIES		39,514,929	25,954,345	14,326,476
NET ASSETS		8,063,698	20,254,796	33,913,463

EQUITY
Ordinary shares	16	63,522,251	55,343,451	55,343,451
Share-based compensation reserve	17	3,757,536	1,708,388	-
Reserves	17	(3,942,161)	(3,214,558)	(1,585,035)
Accumulated losses	18	(55,273,928)	(33,582,485)	(19,844,953)
TOTAL EQUITY		8,063,698	20,254,796	33,913,463

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Consolidated statement of changes in equity

	Ordinary Shares AUD$	Accumulated Losses AUD$	Foreign Currency Translation Reserve AUD$	Share-Based Compensation Reserve AUD$	Total AUD$
Balance at 1 January 2016	55,343,451	(33,582,485)	(3,214,558)	1,708,388	20,254,796
Loss for the period	-	(21,691,443)	-	-	(21,691,443)
Other comprehensive loss for the period	-	-	(727,603)	-	(727,603)
Issue of shares, net of costs and tax benefits	8,178,800	-	-	-	8,178,800
Share based payment transactions	-	-	-	2,049,148	2,049,148
Balance at 31 December 2016	63,522,251	(55,273,928)	(3,942,161)	3,757,536	8,063,698

	Ordinary Shares AUD$	Accumulated Losses AUD$	Foreign Currency Translation Reserve AUD$	Share-Based Compensation Reserve AUD$	Total AUD$
Balance at 1 January 2015	55,343,451	(19,844,953)	(1,585,035)	-	33,913,463
Loss for the period	-	(13,737,532)	-	-	(13,737,532)
Other comprehensive loss for the period	-	-	(1,629,523)	-	(1,629,523)
Share based payment transactions	-	-	-	1,708,388	1,708,388
Balance at 31 December 2015	55,343,451	(33,582,485)	(3,214,558)	1,708,388	20,254,796

	Ordinary Shares AUD$	Accumulated Losses AUD$	Foreign Currency Translation Reserve AUD$	Share-Based Compensation Reserve AUD$	Total AUD$
Balance at 1 July 2014	55,343,451	(18,416,431)	(150,800)	-	36,776,220
Loss for the period	-	(1,428,522)	-	-	(1,428,522)
Other comprehensive loss for the period	-	-	(1,434,235)	-	(1,434,235)
Balance at 31 December 2014	55,343,451	(19,844,953)	(1,585,035)	-	33,913,463

	Ordinary Shares AUD$	Accumulated Losses AUD$	Foreign Currency Translation Reserve AUD$	Share-Based Compensation Reserve AUD$	Total AUD$
Balance at 1 July 2013	3,104,415	(1,083,109)	366,725	-	2,388,031
Loss for the period	-	(17,333,322)	-	-	(17,333,322)
Other comprehensive loss for the period	-	-	(517,525)	-	(517,525)
Issue of shares, net of costs and tax benefits	52,239,036	-	-	-	52,239,036
Balance at 30 June 2014	55,343,451	(18,416,431)	(150,800)	-	36,776,220

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Ltd

Consolidated statement of cash flows

		12 months to 31 December 2016	12 months to 31 December 2015	6 months to 31 December 2014	12 months to 30 June 2014
	Note	AUD$	AUD$	AUD$	AUD$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		22,905,433	12,491,208	3,911,953	5,409,553
Receipts from government grants		138,198	812,141	-	810,267
Payments to suppliers and employees		(32,763,246)	(28,525,648)	(9,317,933)	(13,292,432)
Interest received		11,173	8,704	-	24,243
Finance costs		(2,397,679)	(1,203,359)	(11,591)	(4,407,555)
Income taxes paid		(9,393)	-	-	-
Net cash used in operating activities	27	(12,115,514)	(16,416,954)	(5,417,571)	(11,455,924)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment		(556,321)	(1,727,666)	(1,022,203)	(59,993)
Purchases of intangible assets		(4,526,008)	(7,826,823)	(786,592)	(1,861,692)
Receipts from tax incentives		-	1,673,904	-	1,378,733
Loans repaid by related parties		-	-	-	60,416
Net cash used in investing activities		(5,082,329)	(7,880,585)	(1,808,795)	(482,536)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering		-	-	-	53,067,289
Payments of initial public offering costs		-	-	(612,386)	(5,112,252)
Proceeds from issuance of 2013 Parnell Bonds					150,000
Proceeds from issuance of shares		8,962,229	-	-	-
Payment of share issuance costs		(1,225,233)	-	-	-
Redemption of 2013 Convertible Bonds		-	(1,455,000)	-	-
Redemption of 2011 Convertible Bonds		-	-	-	(4,495,317)
Proceeds from bank loans		30,034,334	13,593,562	-	28,415,549
Repayment of bank loans		(17,868,883)	-	-	(37,744,027)
Warrant costs paid					(2,273,244)
Issuance of warrants		74,234	-	-	-
Payment of lease liabilities		(13,568)	(49,178)	(114,054)	(181,991)
Repayment of loans from directors		-	-	-	64,064
Net cash provided by/(used in) financing activities		19,963,113	12,089,384	(726,440)	31,890,071

Net increase/(decrease) in cash and cash equivalents held		2,765,270	(12,208,155)	(7,952,806)	19,951,611
Cash and cash equivalents at beginning of period		5,666,679	15,819,418	20,804,339	859,708
Effects of exchange rate changes on cash and cash equivalents		(1,316,451)	2,055,416	2,967,885	(6,980)
Cash and cash equivalents at end of the period	8	7,115,498	5,666,679	15,819,418	20,804,339

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

1	Nature of the Business

This financial report covers the consolidated financial statements and notes of Parnell Pharmaceuticals Holdings Limited (the 'Company') and controlled entities (the 'Group'). The Company is limited by shares and domiciled in Australia.

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

On January 11, 2016, the Company entered into a purchase agreement (the "Purchase Agreement"), and a registration rights agreement (the "Registration Rights Agreement") with Lincoln Park Capital Fund, LLC ("Lincoln Park").

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $15,000,000 in amounts of ordinary shares of the Company, no par value ("Ordinary Shares") as described below, subject to certain limitations, from time to time, over the 36-month period commencing on the date that a registration statement, which the Company agreed to file with the Securities and Exchange Commission (the "SEC") pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed (the "Commencement Date"). The Company may direct Lincoln Park, at its sole discretion and subject to certain conditions, to purchase up to 35,000 shares of Ordinary Shares on any business day, increasing to up to 55,000 shares depending upon the closing sale price of the Ordinary Shares (such purchases, "Regular Purchases"). However, in no event shall a Regular Purchase be more than $500,000. The purchase price of Ordinary Shares related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the Ordinary Shares is not below the threshold price as set forth in the Purchase Agreement.

As consideration for entering into the Purchase Agreement, the Company initially issued to Lincoln Park 47,746 Ordinary Shares and is required to issue up to 38,197 additional Ordinary Shares pro rata as the Company requires Lincoln Park to purchase the Company's shares under the Purchase Agreement over the term of the agreement. The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares to Lincoln Park. The Company expects that any proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement will be used for general corporate purposes and working capital requirements. This registration statement was terminated on December 21, 2016.

On February 23, 2016, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”). In recognition of Lincoln Park’s belief in our company’s business and the potential value, under the terms and subject to the conditions of the Purchase Agreement, the Company will issue and sell to Lincoln Park, and Lincoln Park will purchase from the Company, at the closing (a) 175,000 ordinary shares (the “Initial Shares”) at a price of $3.50 per share and (b) a Warrant to purchase up to an additional 150,000 ordinary shares (the “Warrant Shares”) for a purchase price of $5.00 per share (the “Warrant”). Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501 (a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and the Company is selling the Initial Shares and the Warrant Shares in reliance upon an exemption from registration contained in Section 4(2) under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Purchase Agreement and the Warrant contain customary representations, warranties, agreements and conditions. The Company expects that the net proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement and the Warrant will be used for general corporate purposes and working capital requirements.

The representations, warranties and covenants contained in the aforementioned agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with execution of the agreements.

On December 21, 2016 the Company filed a Form S-8 to deregister all unsold securities under this registration statement.

On May 17, 2016, the Company completed a secondary public offering of 2,550,000 shares on the NASDAQ at a share price of USD$1.65 per share resulting in gross proceeds of USD$4,207,500. The proceeds were partially offset by commissions and issuance costs of USD$252,450 for net proceeds of USD$3,955,050.

On June 8, 2016, the underwriters of the secondary public offering elected to take-up 380,500 overallotment shares on the NASDAQ at a share price of USD$1.65 per share resulting in gross proceeds of USD$627,825. The proceeds were partially offset by commissions and issuance costs of USD$37,669 for net proceeds of USD$590,156.

On December 21, 2016, the Company filed a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act, with the Securities and Exchange Commission and NASDAQ on December 21, 2016.

The NASDAQ delisting became effective on December 31, 2016 and trading on the NASDAQ Global market will continued up until this date. The Company also filed a Form 15, Notice of Termination of Registration or Suspension of Duty to File, with the Securities and Exchange Commission to terminate its reporting obligations under the Exchange Act.

The Company moved the trading of its ordinary shares to be quoted on the OTC Pink® Open Market, a centralized electronic quotation service for over-the-counter securities. This service enables current shareholders of the Company to continue to buy and sell their shares in the Company after delisting from the NASDAQ.

This financial report covers the consolidated financial statements of the Group and were authorized for issue by the directors on               , 2017.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

2	Summary of Significant Accounting Policies

(a)	Basis of Preparation

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

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the year ended December 31, 2016, the Group experienced a loss from continuing operations of AUD$21,691,443 and operating cash outflows of AUD$12,115,514 for the year then ended. The loss was largely driven by continued investment in the US market.

During the period the Group refinanced the Midcap loan facility (USD$11,000,000) with a new USD$20,000,000 term loan from SWK Holdings LLC (“SWK”). The new facility with SWK is a four year revenue sharing facility which, after the payment of fees and associated costs, which generated approximately USD$8,000,000 of additional funds for the Group to use for working capital purposes. The SWK facility contains a number of covenants, including a financial covenant requiring the Group maintains employee related liabilities at less than 70% of the market value of inventory and also that the Group maintains unencumbered liquid assets at no less than USD$1,000,000 at the end of each fiscal quarter. At December 31, 2016, the Company was in compliance with these covenants.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as and when they fall due requires that it meets or exceeds operational budgets in the future, delivers on its existing and new contract manufacturing agreements and continues to have the support from its lenders. The Directors and management believe that the Group will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis.

The Directors and management have a responsibility to prepare the financial statements in accordance with accounting standards, which requires entities to prepare financial statements on a going concern basis unless the directors intend to liquidate the entity, cease trading or have no realistic alternative but to do so. No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

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

The Group has not recognized deferred tax assets relating to carried forward tax losses as at December 31, 2016. However, utilization of the tax losses going forward will depend on the ability of the entity, to satisfy certain tests at the time the losses are recouped.

Fair value of warrants

The Group had recognized warrants that were issued by the Company in relation to the loan facility from Partners for Growth III LP and 2013 Parnell Bonds. At December 31, 2015 the Group has $Nil (December 31, 2014: $Nil, June 30, 2014: $Nil, June 30, 2013: $2,952,954) recorded in liabilities for warrants as all existing warrants were extinguished during the year ended June 30, 2014. In connection with the Lincoln Park transactions (note 16), the Company issued 150,000 warrants which allow the warrant holder to convert at an exercise price of USD$5. As the exercise price is denominated in US dollars and the Company’s functional currency is Australian dollars, the warrants are classified as a financial liability and measured at fair value through profit and loss.

Government grant revenue

The Group has recognized government grant revenue receivable at December 31, 2016 of $3,258,350 (December 31, 2015: $3,807,193, December 31, 2014: $1,610,986, June 30, 2014: $913,719, June 30, 2013: $2,189,000). Management estimates that the costs applied are consistent with the requirements of the R&D incentive scheme.

Key judgements

The key judgment relating to the Group is the recognition criteria for the capitalization of intangible assets which accounting treatment of these assets has been documented in Note 2(o)

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

2	Summary of Significant Accounting Policies (continued)

(c)	Principles of Consolidation

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

A list of controlled entities is contained in Note 23 to the financial statements.

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

Current and deferred tax is recognized as income or an expense and included in profit or loss for the period except where the tax arises from a transaction which is recognized in other comprehensive income or equity, in which case the tax is recognized in other comprehensive income/(loss) or equity respectively.

The Company and its wholly-owned Australian controlled entities have formed a tax-consolidated group under the legislation and as a consequence these entities are taxed as a single entity.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

2	Summary of Significant Accounting Policies (continued)

(f)	Leases

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

2	Summary of Significant Accounting Policies (continued)

(l)	Property, Plant and Equipment

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

Capital works in progress of AUD$709,483 relates to enhancements to the manufacturing facility (December 31, 2015: $509,620, December 31, 2014: AUD$52,193, June 30, 2014: $Nil, June 30, 2013: $Nil).

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

2	Summary of Significant Accounting Policies (continued)

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

For the Fiscal Period Ended 31 December 2016

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

For the Fiscal Period Ended 31 December 2016

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

For periods in which the Company has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for the years ended December 31, 2016, December 31, 2015, the six month period ended December 31, 2014 and the year ended June 30, 2014, respectively.

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

(z)	Adoption of new and revised accounting standards

The Group has applied the following standards and amendments for the first time for their reporting period commencing 1 January 2016:

•	Accounting for acquisitions of interest in joint operations – Amendments to IFRS 11
•	Clarification of acceptable methods of depreciation and amortisation – Amendments to IAS 16 and IAS 38
•	Annual improvements to IFRSs 2012 – 2014 cycle; and
•	Disclosure initiative – amendments to IAS 1.

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

2	Summary of Significant Accounting Policies (continued)

(aa)	New Accounting Standards and Interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

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

Following the changes approved by the IASB in December 2014, the Group no longer expects any impact from the new classification, measurement and derecognition rules on the Group's financial assets and financial liabilities.

While the group has yet to undertake a detailed assessment of the debt instruments currently classified as available-for-sale financial assets, it would appear that they would satisfy the conditions for classification as at fair value through other comprehensive income (FVOCI) and hence there will be no change to the accounting for these assets.

There will also be no impact on the group's accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.

The new hedging rules align hedge accounting more closely with the group's risk management practices. As a general rule it will be easier to apply hedge accounting going forward as the standard introduces a more principles-based approach. The new standard also introduces expanded disclosure requirements and changes in presentation.

The new impairment model is an expected credit loss (ECL) model which may result in the earlier recognition of credit losses.

The group has no hedging instruments in place at this time.

Must be applied for financial years commencing on or after January 1, 2018.

Based on the transitional provisions in the completed IFRS 9, early adoption was only permitted for annual reporting periods beginning before February 1, 2015. After that date, the new rules must be adopted in their entirety.

Expected date of adoption by the Group: January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB has issued a new standard for the recognition of revenue.

This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer - so the notion of control replaces the existing notion of risks and rewards.

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

The new standard will require that we record a liability and a related asset on the balance sheet for our leased facilities in the U.S. and Australia. These facilities are currently leased through 2025 and 2020, respectively.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company's consolidated financial statements.

The new standard will require that we record a liability and a related asset on the balance sheet for our leased facilities in the U.S. and Australia. These facilities are currently leased through 2025 and 2020, respectively.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

3	Revenue and Other Income

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Sales revenue
Sale of goods	17,691,351	13,169,753	3,662,452	7,542,600
Services revenue	1,357,300	-	-	-
	19,048,651	13,169,753	3,662,452	7,542,600

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Other Income
Government grants (a)	999,749	1,070,526	298,777	239,782
Unrealized foreign exchange (loss)/gain	(100,423)	3,034,234	3,916,711	1,929,851
Fair value gain on derivative	-	-	126,438	54,319
Interest received	11,173	8,704	-	24,243
Other income	5,859	2,611,677	4,858	-
	916,358	6,725,142	4,346,784	2,248,195

(a)	Government grants

International and domestic government grants/tax incentives recognised during the year totalled $999,749 (12 months ended December 31, 2015: $1,070,526, 6 months ended December 31, 2014: $298,777 year ended June 30, 2014: $239,782) and recognised as other income. Included in other receivables are government grants for tax incentives totalling $3,258,350 (December 31, 2015: $3,807,193, December 31, 2014: $2,571,559). There are no unfulfilled conditions or contingencies attaching to these grants.

4	Expenses

(a)	Loss before income tax includes the following specific expenses:

	Note	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Interest expense		3,275,044	1,347,798	291,566	4,275,222
Borrowing costs		811,310	214,557	216,666	3,126,310
Amounts capitalised	(b)	(265,009)	(277,553)	(218,448)	(139,512)
Finance costs expensed		3,821,345	1,284,802	289,784	7,262,020
Depreciation		1,113,167	948,723	496,659	848,907
Amortisation		1,512,041	529,840	195,103	406,128
Employee benefits expense		18,562,097	16,185,137	3,375,269	5,962,259
Transaction related expenses		-	-	-	352,225
Rental expense relating to operating leases		1,103,607	1,051,820	390,179	680,367
Defined contribution superannuation expense		345,243	321,176	154,775	312,203
(Recovery)/impairment of bad debts		(2,672)	1,018	-	80,434
Foreign exchange loss relating to borrowings		-	-	-	1,384,335

(b)	Capitalized borrowing costs

The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity's outstanding borrowings during the year ended December 31, 2016, in this case 9.3% (year ended December 31, 2015: 9%, six-month period ended December 31, 2014: 10%, year ended June 30, 2014: 14%).

5	Income Tax Expense

(a)	The major components of tax expense comprise:

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Income tax expense	9,054	2,113	2,442	-
Deferred tax expense	-	-	-	2,980,412
Income tax expense	9,054	2,113	2,442	2,980,412

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

5	Income Tax Expense (continued)

(b) Reconciliation of income tax to accounting profit:

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Loss before income tax	(21,682,389)	(13,735,419)	(1,426,080)	(14,352,910)
At 30% tax rate	(6,504,717)	(4,120,626)	(427,824)	(4,305,873)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non-assessable research and development income	(259,950)	(211,455)	(89,629)	(73,934)
- Non-deductible research and development expenditure	867,007	722,159	724,944	411,174
- Non-deductible expenditure	-	-	-	-
- Amount of share issues costs not able to be recognised	(367,570)	303,647	(355,169)	553,896
- Difference in overseas tax rates	755,422	255,849	-	-
- Entertainment	-	-	-	5,918
- Tax losses unrecognized during the year	583,689	449,299	145,887	1,384,062
- Tax losses incurred but not recognized during the year	4,935,173	2,603,240	-	4,997,948
- Sundry items	-	-	4,233	7,221
Income tax expense	9,054	2,113	2,442	2,980,412

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Unrecorded tax losses
Potential tax benefit @ 30% for unused tax losses for which no deferred tax asset has been recognized - available for use in Australia	10,544,076	7,067,408	3,753,696	3,762,445
Potential tax benefit @ 35% for unused tax losses for which no deferred tax asset has been recognized - available for use in USA	8,450,717	5,411,536	3,982,069	2,619,565
	18,994,793	12,478,944	7,735,765	6,382,010
Total tax losses
Potential tax benefit @ 30% for total Australian tax losses carried forward	10,544,076	7,067,408	3,753,696	3,762,445
Potential tax benefit @ 35% for total USA tax losses carried forward	8,450,717	5,411,536	3,982,069	2,619,565
	18,994,793	12,478,944	7,735,765	6,382,010
Total unused tax losses	59,291,828	30,019,557	23,889,660	20,025,955

The tax losses available for future use in U.S. will expire starting in 2033. The tax losses available for future use in Australia do not expire but are subject to satisfying certain conditions (e.g. same business and continuity of ownership).

(c) Amounts recognized directly in equity

Aggregate deferred tax arising in the reporting period are not recognized in net profit or loss or other comprehensive income/(loss) but are directly credited to equity.

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Net deferred tax - credited directly to equity	367,570	-	-	1,717,391

Note there is a further deferred tax asset of $485,402 that has not been recognised as at 30 June 2014 but is available for future use by the Group.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

6	Tax

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax assets
Provisions	89,899	60,147	-	2,842	152,888
Accruals	313,935	195,138	-	(18,351)	490,722
Share issue expenses	1,163,495	355,169	-	-	1,518,664
Other	7,563	4,233	-	207	12,003
Balance at 31 December 2014	1,574,892	614,687	-	(15,302)	2,174,277
Provisions	152,888	(2,376)	-	-	150,512
Accruals	490,722	(64,994)	-	-	425,728
Share issues expenses	1,518,664	-	-	-	1,518,664
Other	12,003	(12,003)	-	-	-
Balance at 31 December 2015	2,174,277	(79,373)	-	-	2,094,904
Provisions	150,512	-	-	-	150,512
Accruals	425,728	(259,017)	-	934	167,645
Share issues expenses	1,518,664	(367,570)	-	-	1,151,094
Balance at 31 December 2016	2,094,904	(626,587)	-	934	1,469,251

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax liability
Intangible assets	873,399	65,534	-	-	938,933
Borrowing cost asset	93,157	(64,676)	-	-	28,481
Unrealized foreign exchange	608,336	598,527	-	-	1,206,863
Balance at 31 December 2014	1,574,892	599,385	-	-	2,174,277
Intangible assets	938,933	115,359	-	-	1,054,292
Borrowing cost asset	28,481	182,392	-	-	210,873
Unrealized foreign exchange	1,206,863	(377,124)	-	-	829,739
Balance at 31 December 2015	2,174,277	(79,373)	-	-	2,094,904
Intangible assets	1,054,292	96,565	-	-	1,150,857
Borrowing cost asset	210,873	67,159	-	-	278,032
Unrealized foreign exchange	829,739	(789,377)	-	-	40,362
Balance at 31 December 2016	2,094,904	(625,653)	-	-	1,469,251

During 2016, management evaluated the evidence bearing upon the realizability of its deferred tax assets, which primarily consist of net loss carry forwards. Management considered the facts that the Group has historically been able to generate income, considered the future forecasts and investment costs of pipeline products, the incurred with the development of an FDA approved manufacturing facility, and the costs completing an initial public offering and other tax planning strategies. Based on the analysis management determined that the Group will not utilize of tax benefit of $18,994,793 as of December 31, 2016 ($12,478,944 as of December 31, 2015, December 31, 2014: $7,735,765) and accordingly did not record these amounts as a deferred tax asset at December 31, 2016, December 31, 2015, or December 31, 2014. This element of unrecognized future tax benefits will be assessed by management going forward and maybe recorded at a point in which management believes they will be utilized

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

7	Segment Information

Description of segments

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

Manufacturing Operations

This segment is responsible for the operation of the Group's FDA approved sterile manufacturing facility, the manufacture and release of all of the Groups pharmaceutical products and performing contract manufacturing. The Manufacturing operations are also responsible for increasing factory utilization via exploring future contract manufacturing opportunities.

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

Segment performance

	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
12 months to 31 December 2016
Revenues
Products	3,911,287	9,200,731	2,050,977	3,885,656	-	19,048,651
Total Revenues	3,911,287	9,200,731	2,050,977	3,885,656	-	19,048,651
Cost of Sales
Products	(1,153,529)	(1,476,249)	(515,814)	(693,918)	-	(3,839,510)
Facility costs	-	-	-	(4,371,942)	-	(4,371,942)
Total Costs of Sales	(1,153,529)	(1,476,249)	(515,814)	(5,065,860)	-	(8,211,452)
Gross Margin	2,757,758	7,724,482	1,535,163	(1,180,204)	-	10,837,199
Segment Costs	(9,944,463)	(3,211,482)	(955,718)	-	-	(14,111,663)
Adjusted EBITDAOI	(7,186,705)	4,513,000	579,445	(1,180,204)	(12,888,363)	(16,162,827)

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

7	Segment Information (continued)

	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
12 months to 31 December 2015
Revenues
Products	2,100,718	8,084,159	2,984,876	-	-	13,169,753
Total revenues	2,100,718	8,084,159	2,984,876	-	-	13,169,753
Cost of sales
Products	(711,335)	(1,169,569)	(654,715)	-	-	(2,535,619)
Facility costs	-	-	-	(4,535,065)	-	(4,535,065)
Total Cost of Sales	(711,335)	(1,169,569)	(654,715)	(4,535,065)	-	(7,070,684)
Gross Margin	1,389,383	6,914,590	2,330,161	(4,535,065)	-	6,099,069
Segment Costs	(6,775,203)	(3,622,295)	(1,327,451)	-	-	(11,724,949)
Adjusted EBITDAOI	(5,385,820)	3,292,295	1,002,711	(4,535,065)	(12,071,316)	(17,697,195)

	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
6 months to 31 December 2014
Revenues
Products	541,852	1,188,791	1,931,808	-	-	3,662,451
Total Revenues	541,852	1,188,791	1,931,808	-	-	3,662,451
Cost of Sales
Products	(144,438)	(275,947)	(539,481)	-	-	(959,866)
Facility costs	-	-	-	(1,959,689)	-	(1,959,689)
Total Cost of Sales	(144,438)	(275,947)	(539,481)	(1,959,689)	-	(2,919,555)
Gross Margin	397,414	912,844	1,392,327	(1,959,689)	-	742,896
Segment Costs	(348,748)	(1,442,205)	(470,022)	-	-	(2,260,975)
Adjusted EBITDAOI	48,666	(529,361)	922,305	(1,959,689)	(3,273,239)	(4,791,318)

12 months to 30 June 2014	Companion Animal AUD$	Production Animal - U.S. AUD$	Production Animal - Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Products	1,502,944	1,646,503	4,393,153	-	-	7,542,600
Total Revenues	1,502,944	1,646,503	4,393,153	-	-	7,542,600
Cost of Sales
Products	(363,267)	(314,688)	(1,108,949)	-	-	(1,786,904)
Facility costs	-	-	-	(3,888,176)	-	(3,888,176)
Total Cost of Sales	(363,267)	(314,688)	(1,108,949)	(3,888,176)	-	(5,675,080)
Gross Margin	1,139,677	1,331,815	3,284,204	(3,888,176)	-	1,867,520
Segment Costs	(451,272)	(4,171,246)	(325,069)	-	-	(4,947,587)
Adjusted EBITDAOI	688,405	(2,839,431)	2,949,135	(3,888,176)	(3,268,687)	(6,358,754)

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

7	Segment Information (continued)

(a)	Reconciliations

Cost of sales reconciliation

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Total segment cost of sales	(8,211,452)	(7,070,684)	(2,919,555)	(5,675,080)
Depreciation and amortization expense	(766,419)	(675,181)	(424,247)	(742,513)
Total cost of sales	(8,977,871)	(7,745,865)	(3,343,802)	(6,417,593)

Reconciliation of Adjusted EBITDAOI result to loss before income tax

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Adjusted EBITDAOI	(16,162,827)	(17,697,195)	(4,791,318)	(6,384,754)
Other income	916,358	6,725,142	4,346,784	2,248,195
Depreciation	(1,113,167)	(948,723)	(496,659)	(847,643)
Amortization	(1,512,041)	(529,841)	(195,103)	(406,128)
Finance costs	(3,821,345)	(1,284,802)	(289,784)	(7,262,020)
Gain on sale of assets	10,633	-	-	-
Transaction related expenses	-	-	-	(352,225)
Foreign exchange loss on borrowings	-	-	-	(1,384,335)
Loss before income tax	(21,682,389)	(13,735,419)	(1,426,080)	(14,352,910)

The total segment costs and unallocated expenses reconcile to selling and marketing expenses, regulatory expenses and administration expenses on the statement of comprehensive loss less depreciation and amortization. reconciliation of segment and unallocated costs to operating costs provided as follows:

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Segment and unallocated costs	(27,000,026)	(23,796,264)	(5,534,214)	(8,216,274)
Depreciation and amortization expense	(1,858,789)	(803,383)	(267,516)	(511,259)
Gain on sale of assets	10,633	-	-	-
Transaction related expenses	-	-	-	(352,225)
Operating costs as presented in the statement of comprehensive loss	(28,848,182)	(24,599,647)	(5,801,730)	(9,079,758)
Selling and marketing expenses	(14,121,493)	(11,777,492)	(2,447,578)	(5,474,826)
Regulatory expenses	(1,494,800)	(881,909)	(311,931)	(586,149)
Administration expenses	(13,231,889)	(11,940,246)	(3,042,221)	(3,018,783)
Operating costs as presented in statement of comprehensive loss	(28,848,182)	(24,599,647)	(5,801,730)	(9,079,758)

(b)	Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

The Group is domiciled in Australia, with the amount of its revenue from external customers for the year ended December 31, 2016 in Australia totalling $2,387,870 (year ended December 31, 2015: $1,936,632, six months to December 31, 2014: $836,337, and year ended June 30, 2014:$2,179,765), revenues from external customers in the USA totalling $15,266,462 (year ended December 31, 2015: $8,807,405, six months to December 31, 2014: $1,188,791, and year ended June 30, 2014: $1,646,503), revenues from external customers in Canada totalling $Nil (year ended December 31, 2015: $735,125, six months ended December 31, 2014: $485,204, and year ended June 30, 2014: $1,159,243), revenues from external customers in New Zealand totalling $222,956 (year ended December 31, 2015: $539,265, six months ended December 31, 2014: $121,335, and year ended June 30, 2014: $755,327) and the total revenues from external customers in other countries totalling $1,171,362 (year ended December 31, 2015: $1,151,326, six months ended December 31, 2014: $1,030,785, and year ended June 30, 2014: $1,801,761). Segment revenues are based on the country in which the customer is based.

	No of customers 31 December 2016	Total revenues 31 December 2016 AUD$	No of customers 31 December 2015	Total revenues 31 December 2015 AUD$	No of customers 31 December 2014	Total revenues 31 December 2014 AUD$	No of customers 30 June 2014	Total revenues 30 June 2014 AUD$
Major customers
Production Animal - US	2	9,938,811	2	8,319,419	2	1,188,791	1	1,212,766
Production Animal - Rest of World	-	-	-	-	2	955,178	1	560,494
Manufacturing Operations	1	3,885,656	-	-	-	-	-	-

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

8	Cash and cash equivalents

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
Cash on hand	1,426	1,437	1,410
Cash at bank	7,114,072	5,665,242	15,818,008
	7,115,498	5,666,679	15,819,418

(a)	Risk exposure

The Group's exposure to interest rate risk is discussed in note 20. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of cash and cash equivalents mentioned above.

9	Trade and other receivables

		31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
CURRENT
Trade receivables		1,637,646	3,427,827	2,128,398
Provision for impairment	(a)	(4,286)	-	-
Other receivables		3,288,726	3,838,835	2,696,795
		4,922,086	7,266,662	4,825,193

Current other receivables relate primarily to Australian Tax Office R&D Incentives receivable, recorded as per the terms of the R&D Incentive Scheme.

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
NON-CURRENT
Long-term trade receivables	655,719	-	-
Other receivables	68,020	67,457	50,184
Total non-current	723,739	67,457	50,184

Non-current other receivables relate to deposits paid by the Group in the ordinary course of business.

(a)	Impairment of receivables

The Group's accounts receivable balances are usually collected within a period of less than 30 days following due date of invoice. Our collection of these receipts has historically been strong with less than 0.5% of bad debts being written off during the last three financial years, as such we have not provided for doubtful debts in the Groups accounts over this period. In our consolidated balance sheet as at December 31, 2016 trade receivables includes a $4,286 allowance for doubtful debts (year ended December 31, 2015: Nil, six months to December 31, 2014: Nil). While we believe, based on the historic profile of the collection of our account receivables amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile is to adversely change.

(b)	Amounts recognized in profit or loss

During the year, the following losses recognized in profit or loss in relation to impaired receivables.

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	Six months ended 31 December 2014 AUD$	12 months to 30 June 2014 AUD
Bad debts (recovered)/written off	(2,672)	1,018	-	80,434

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

9	Trade and other receivables (continued)

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

On a geographical basis, the Group has significant credit risk exposures in Australia, New Zealand, Canada and United States of America given the substantial operations in those regions. The Group's exposure to credit risk for receivables at the end of the reporting period in those regions is as follows:

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
Australia	274,698	178,565	269,585
New Zealand	-	26,318	54,979
Canada	-	703,863	485,204
United States of America	2,018,666	2,519,081	1,318,630
	2,293,364	3,427,827	2,128,398

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

The balances of receivables that do not remain within initial trade terms (as detailed in the table) are considered to be of high credit quality.

	Past due but not impaired (days overdue)	Past due but not impaired (days overdue)	Past due but not impaired (days overdue)	Past due but not impaired (days overdue)
	< 30 AUD$	31-60 AUD$	61-90 AUD$	> 90 AUD$
31 December 2016
Trade and term receivables	58,143	14,140	2,426	667,678
31 December 2015
Trade and term receivables	29,262	16,174	8,516	100,565
31 December 2014
Trade and term receivables	130,217	42,421	-	-

The Group does not hold any financial assets with terms that have been renegotiated, but which would otherwise be past due or impaired.

The other classes of receivables do not contain impaired assets.

The carrying value of trade and other receivables is considered a reasonable approximation of fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivable in the financial statements.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

10	Inventories

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
CURRENT
Raw materials and consumables	855,323	1,006,668	1,292,668
Work in progress	253,468	190,392	183,505
Finished goods	2,514,100	2,229,866	1,279,783
	3,622,891	3,426,926	2,755,956

Write downs of inventories to net realizable value during the period were $ NIL (year ended December 31, 2015: $Nil, six months to December 31, 2014: $Nil, year ended June 30, 2014: $ Nil).

11	Plant and equipment

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
Capital works in progress
At cost	709,483	509,620	52,193
Plant and equipment
At cost	15,604,590	15,246,454	14,367,251
Accumulated depreciation	(4,681,425)	(3,760,832)	(3,000,648)
Total plant and equipment	10,923,165	11,485,622	11,366,603
Leased plant and equipment
Capitalized leased assets	325,801	325,801	325,801
Accumulated depreciation	(325,801)	(325,801)	(325,801)
Total leased plant and equipment	-	-	-
Motor vehicles
At cost	21,086	55,479	55,479
Accumulated depreciation	(21,086)	(55,479)	(49,625)
Total motor vehicles	-	-	5,854
Office equipment
At cost	1,301,613	1,268,898	873,582
Accumulated depreciation	(805,869)	(597,926)	(399,226)
Total office equipment	495,744	670,972	474,356
Total plant and equipment	12,128,392	12,666,214	11,899,006

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

11	Plant and equipment (continued)

(a)	Movements in carrying amounts of plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Year ended 31 December 2016
Balance at the beginning of year	509,620	11,485,622	-	670,972	12,666,214
Additions	199,863	358,136	-	32,715	590,714
Depreciation expense	-	(920,593)	-	(207,943)	(1,128,536)
Balance at the end of the year	709,483	10,923,165	-	495,744	12,128,392

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Year ended 31 December 2015
Balance at the beginning of year	52,193	11,366,603	5,854	474,356	11,899,006
Additions	457,427	879,203	-	395,316	1,731,946
Disposals - written down value	-	-	-	(16,015)	(16,015)
Depreciation expense	-	(760,184)	(5,854)	(182,685)	(948,723)
Balance at the end of the year	509,620	11,485,622	-	670,972	12,666,214

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Period ended 31 December 2014
Balance at the beginning of period	-	11,028,699	12,880	168,863	11,210,442
Additions	52,193	774,284	-	366,694	1,193,171
Disposals - written down value	-	-	-	(7,129)	(7,129)
Depreciation expense	-	(436,380)	(7,026)	(54,072)	(497,478)
Balance at the end of the period	52,193	11,366,603	5,854	474,356	11,899,006

12	Intangible Assets

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
Development costs
Cost	30,652,557	24,777,880	17,005,759
Grants (b)	(9,435,354)	(7,042,130)	(3,929,596)
Accumulated amortization	(2,702,417)	(1,197,231)	(697,282)
Total development costs	18,514,786	16,538,519	12,378,881

Computer software
Cost	343,849	255,776	218,928
Accumulated amortization	(233,803)	(210,935)	(178,195)
Total computer software	110,046	44,841	40,733
Total Intangibles	18,624,832	16,583,360	12,419,614

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

12	Intangible Assets (continued)

(a)	Movements in carrying amounts of intangibles

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Year ended 31 December 2016
Balance at the beginning of the year	16,538,519	44,841	16,583,360
Additions	5,874,677	88,073	5,962,750
Amortization	(1,505,186)	(22,868)	(1,528,054)
Grants receivable	(2,393,224)	-	(2,393,224)
Closing value at 31 December 2016	18,514,786	110,046	18,624,832

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Year ended 31 December 2015
Balance at the beginning of the year	12,378,881	40,733	12,419,614
Additions	7,769,272	36,848	7,808,969
Amortization	(497,100)	(32,740)	(529,840)
Grants receivable	(3,112,534)	-	(3,112,534)
Closing value at 31 December 2015	16,538,519	44,841	16,583,360

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Period ended 31 December 2014
Balance at the beginning of the period	10,119,953	44,592	10,164,545
Additions	3,801,835	7,150	3,808,985
Amortization	(183,835)	(11,009)	(194,844)
Grants receivable	(1,359,072)	-	(1,359,072)
Closing value at 31 December 2014	12,378,881	40,733	12,419,614

(b)	Government grants

During the year ended December 31, 2016 the Group recorded a receivable related to Government Grants for tax incentives totalling $3,258,350 (December 31, 2015: $3,807,193, December 31, 2014: $2,571,559), which is included in Note 9 in Other Receivables, with $2,393,224 (December 31, 2015: $3,112,534, December 31, 2014: $1,359,072) offsetting development costs and $865,123 (December 31, 2015: $758,207, December 31, 2014: $251,914, June 30, 2014: $246,445) included in Other Income.

13	Trade and other payables

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
CURRENT
Trade payables	5,860,335	4,012,645	4,148,433
Accrued expenses	1,806,242	2,578,469	1,880,045
Provisions	55,954	25,035	-
Provision for fees received in advance	-	-	2,438,430
Other payables	153,456	164,291	147,126
Total current trade and other payables	7,875,987	6,780,440	8,614,034

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
NON-CURRENT
Deferred lease incentive	1,087,670	1,106,360	668,037
Total non-current trade and other payables	1,087,670	1,106,360	668,037

All the carrying values are considered to be a reasonable approximation of fair value.

(a)	Risk exposure

Information about the Group's exposure to foreign exchange risk is provided in note 20.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

13	Trade and other payables (continued)

(b)	Movement in provisions

	On-Costs for Stock-based Compensation AUD$	Total AUD$
31 December 2016
Carrying amount at start of year	25,035	25,035
Charged to profit or loss
- Additional provision recognized	30,919	30,919
Carrying amount at end of year	55,954	55,954

14	Borrowings

	Note	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
CURRENT
Secured liabilities:
Lease liability	19	10,178	-	49,178
2013 Parnell bonds		-	3,122,553	4,636,242
		10,178	3,122,553	4,685,420
Less: borrowing costs attributable to loan facility		-	-	(94,937)
Total current borrowings		10,178	3,122,553	4,590,483

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
NON-CURRENT
Secured liabilities:
Loan facility	27,639,580	15,056,118	-
2013 Parnell Bonds	3,119,188	-	-
	30,758,768	15,056,118	-
Less: borrowing costs attributable to loan facility	(926,776)	(702,915)	-
Total non-current borrowings	29,831,992	14,353,203	-

As at December 31, 2016, the Company had borrowings related to a term-loan of $27,639,580 and the 2013 Parnell Bonds of $2,845,000 (December 31, 2015: $2,845,000, December 31, 2014: $4,300,000), excluding capitalized interest. The Company had lease liabilities that are secured by the related leased assets of $10,178 (December 31, 2015: $Nil, December 31, 2014: $49,178).

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

Covenants imposed by the lender required that Earnings before Income Tax, Interest, Depreciation and Amortization ("EBITDA") for the prior twelve months was not less than AUD$3,000,000, that a current ratio of 1.25:1.0 be maintained, and a minimum net worth of AUD$12,500,000 be maintained. The loan facility was extinguished in February 2014 and a charge for unamortized borrowing costs of AUD$75,053 was recorded upon extinguishment. The Company was in breach of its covenants at the time the facility was extinguished. The revenue sharing agreement remains in place in accordance with the terms above and the Group accrued AUD$496,407, AUD$109,885, AUD$191,042 and AUD$17,901 in current liabilities as of December 31, 2016, December 31, 2015, June 30, 2015 and December 31, 2014, respectively.

2011 Convertible Bonds

In March 2011, the parent entity issued 12% convertible notes for USD$6,250,000. The notes were convertible into ordinary shares of the parent entity, at the option of the holder, or repayable in March 2014. The conversion rate is AUD$0.3710526 (AUD$3.71 after ten for one share consolidation) for each note held, which is based on the market price per share at the date of the issue of the notes, but subject to adjustments for reconstructions of equity. In January 2014, USD$2,042,105 of these 2011 Convertible Bonds converted into ordinary equity of the parent entity and USD$3,957,895 (AUD$4,495,317) was redeemed.

The 2011 Convertible Bonds were registered by a second mortgage over all assets of the Group. As at January 31, 2014, this second registered mortgage has been released.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

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

In 2016, the outstanding bonds were extended for an additional one-year term at the election of the bondholders.

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

In November 2016, the Company repaid the MidCap Term Loan balance of approximately USD $11,751,000, inclusive of accrued interest and prepayment fees. The unamortized borrowing costs of approximately USD $380,537 were charged to expense upon extinguishment of the debt. The MidCap term loan was registered by a first mortgage over all assets of the Group. As at December 31, 2016, this first registered mortgage has been released.

2016 Term Loan Facility

In November 2016, the Group entered into a credit arrangement with U.S. based lenders, SWK Holdings LLC, HI PPH LLC, and R-S Healthcare Management for a four-year USD $20,000,000 senior security credit facility. The credit facility was utilized to pay off our previous senior debt facility with MidCap Financial Services, LLC, which was due to mature in 2020. Following the payment of fees and associated costs of establishing this new four-year credit facility of approximately USD $692,248, USD $7,666,307 of funds were immediately available to us for working and growth capital. The credit facility contained two financial covenants requiring the Company to maintain a ratio of fair market of its inventory to employee liabilities of 70% and to have unencumbered liquid assets of greater than USD $1,000,000 as measured on the last day of any fiscal quarter. In addition, the credit facility contained other customary affirmative and negative covenants.

2013 Parnell Bonds

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
CURRENT
Face value of bonds*	4,300,000	4,300,000	4,300,000
Bond redemptions	(1,455,000)	(1,455,000)	-
Interest expense - current year**	289,528	337,494	216,768
Interest expense - brought forward	277,553	336,242	134,474
Interest paid	(292,893)	(396,183)	(15,000)
	3,119,188	3,122,553	4,636,242

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

15	Provision for Employee Benefits

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
Current liabilities
Annual leave	486,782	422,138	308,875
Long service leave	136,792	15,870	70,683
Total current employee benefits	623,574	438,008	379,558

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
Non-current liabilities
Long service leave	85,528	153,781	74,364

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

16	Ordinary shares

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
Ordinary Class shares	63,522,251	55,343,451	55,343,451
Total	63,522,251	55,343,451	55,343,451

Movements in ordinary share capital

Date	Details	No of shares	Issue price AUD$	AUD$
30/6/12	Opening balance	7,523,599		3,104,964
22/5/13	D Class Shares repurchased	5,000	0.1	(549)
30/6/13	Balance	7,518,599		3,104,415
28/1/14	Issue of CB Shares	625,048	3.71	2,318,994
20/5/14	Issues of 2013 Parnell Bond Shares (A Class shares)	140,075	6.37	860,000
6/6/14	Transfer of original A Class shares to Ordinary Class shares	(5,700,000)	-	-
6/6/14	Transfer of 2013 Parnell Bond shares to Ordinary Class shares	(140,075)	-	-
6/6/14	Transfer of all B Class shares to Ordinary Class shares	(923,050)	-	-
6/6/14	Transfer of all C Class shares to Ordinary Class shares	(507,687)	-	-
6/6/14	Transfer of all D Class shares to Ordinary Class shares	(20,000)	-	-
6/6/14	Transfer of all E Class shares to Ordinary Class shares	(367,863)	-	-
6/6/14	Transfer of all CB Class shares to Ordinary Class shares	(625,048)	-	-
6/6/14	Transfer of all classes of shares to Ordinary Class	8,283,722	-	-
18/6/14	Issue of Ordinary Shares	5,000,000	10.61	53,067,289
18/6/14	Commission and issuance costs of initial public offering	-	-	(5,724,638)
18/6/14	Tax effect relating to commission and insurance costs of initial public offering	-	-	1,717,391
30/6/14	Balance	13,283,722		55,343,451
31/12/14	Balance	13,283,722		55,343,451
31/12/15	Balance	13,283,722		55,343,451
Feb 16 - Oct 16	Equity line facility	855,914	2.68	2,468,150
Feb 16 - Oct 16	Equity issuance costs	-	-	(242,775)
Feb 16 - Oct 16	Tax effect relating to equity issuance costs	-	-	72,832
2/1/16	Employee Issuance 2015 RSU grants	131,407	-	-
2/1/16	Issue of Ladenburg shares	2,930,500	2.23	6,568,314
2/1/16	Ladenburg shares equity issuance costs	-	-	(982,459)
2/1/16	Tax effect relating to Ladenburg issuance costs	-	-	294,738
30/12/16	Employee share issuance	944,217	-	-
31/12/16	Balance	18,145,760		63,522,251

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

16	Ordinary shares (continued)

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

On January 11, 2016, the Company entered into a purchase agreement (the "Purchase Agreement"), and a registration rights agreement (the "Registration Rights Agreement") with Lincoln Park Capital Fund, LLC ("Lincoln Park").

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $15,000,000 in amounts of ordinary shares of the Company, no par value ("Ordinary Shares") as described below, subject to certain limitations, from time to time, over the 36-month period commencing on the date that a registration statement, which the Company agreed to file with the Securities and Exchange Commission (the "SEC") pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed (the "Commencement Date"). The Company may direct Lincoln Park, at its sole discretion and subject to certain conditions, to purchase up to 35,000 shares of Ordinary Shares on any business day, increasing to up to 55,000 shares depending upon the closing sale price of the Ordinary Shares (such purchases, "Regular Purchases"). However, in no event shall a Regular Purchase be more than $500,000. The purchase price of Ordinary Shares related to the future funding will be based on the prevailing market prices of such shares at the time of sales. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the Ordinary Shares is not below the threshold price as set forth in the Purchase Agreement.

As consideration for entering into the Purchase Agreement, the Company initially issued to Lincoln Park 47,746 Ordinary Shares and is required to issue up to 38,197 additional Ordinary Shares pro rata as the Company requires Lincoln Park to purchase the Company's shares under the Purchase Agreement over the term of the agreement. The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares to Lincoln Park. The Company expects that any proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement will be used for general corporate purposes and working capital requirements. This registration statement was terminated on December 21, 2016.

On February 23, 2016, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”). In recognition of Lincoln Park’s belief in our company’s business and the potential value, under the terms and subject to the conditions of the Purchase Agreement, the Company will issue and sell to Lincoln Park, and Lincoln Park will purchase from the Company, at the closing (a) 175,000 ordinary shares (the “Initial Shares”) at a price of $3.50 per share and (b) a Warrant to purchase up to an additional 150,000 ordinary shares (the “Warrant Shares”) for a purchase price of $5.00 per share (the “Warrant”). Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501 (a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and the Company is selling the Initial Shares and the Warrant Shares in reliance upon an exemption from registration contained in Section 4(2) under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Purchase Agreement and the Warrant contain customary representations, warranties, agreements and conditions. The Company expects that the net proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement and the Warrant will be used for general corporate purposes and working capital requirements.

The representations, warranties and covenants contained in the aforementioned agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with execution of the agreements.

On May 17, 2016, the Company completed a secondary public offering of 2,550,000 shares on the NASDAQ at a share price of USD$1.65 per share resulting in gross proceeds of USD$4,207,500. The proceeds were partially offset by commissions and issuance costs of USD$252,450 for net proceeds of USD$3,955,050.

On June 8, 2016, the underwriters of the secondary public offering elected to take-up 380,500 overallotment shares on the NASDAQ at a share price of USD$1.65 per share resulting in gross proceeds of USD$627,825. The proceeds were partially offset by commissions and issuance costs of USD$37,669 for net proceeds of USD$590,156.

There were no other movements in other classes of ordinary shares in 2015, 2014 and 2013, other than those previously discussed in the notes to the consolidated financial statements.

Ordinary shares of the Company have no par value.

(a)	Net loss per share

Basic and diluted net loss per share calculated for the Group have been disclosed in the Statements of Comprehensive Loss.

A reconciliation of the net loss used in calculating net loss per share is included below:

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Basic and diluted net loss per share
Net Loss for the year	(21,691,443)	(13,737,532)	(1,428,522)	(17,333,322)

A calculation of the weighted average number of shares used for the denominator is included below:

	12 months to 31 December 2016	12 months to 31 December 2015	6 months to 31 December 2014	12 months to 30 June 2014
Weighted average number of ordinary shares used in the basic and diluted net loss per share calculation	15,809,277	13,283,722	13,283,722	7,690,723

A summary of the conversion details relating to the different classes of bonds is included in Note 14.

(b)	Capital Management

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

16	Ordinary shares (continued)

The gearing ratios at 31 December 2016, 31 December 2015, 31 December 2014, 30 June 2014 and 30 June 2013 were as follows:

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Total indebtedness and derivatives	30,768,946	18,178,671	4,685,420	4,597,706
Less: cash and cash equivalents	(7,115,498)	(5,666,679)	(15,819,417)	(20,804,339)
Net debt	23,653,448	12,511,992	(11,133,997)	(16,206,633)
Total equity (default)	8,063,698	20,254,801	33,885,082	36,776,220
Total capital	31,717,146	38,433,472	38,570,502	41,373,926

Gearing ratio	75%	47%	12%	11%

The increase in the gearing ratio for 2016 resulted primarily from the increase in borrowings to fund our operations. The increase in the gearing ratio during 2015 resulted primarily from the increase in borrowings to fund our operations and development of a Companion Animal sales team. In 2014, the large majority of our borrowings were paid down from funds raised at IPO, resulting in the reduction in the gearing ratio.

17	Reserves

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Foreign currency translation reserve
Opening balance	(3,214,558)	(1,585,035)	(150,800)	366,725
Currency translation differences arising during the period	(727,603)	(1,629,523)	(1,434,235)	(517,525)
	(3,942,161)	(3,214,558)	(1,585,035)	(150,800)
Share-based compensation reserve
Opening balance	1,708,388	-	-	-
Share-based compensation expense	2,049,148	1,708,388	-	-
	3,757,536	1,708,388	-	-

(a)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive income - foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

18	Accumulated Losses

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Accumulated losses at the beginning of the financial period	(33,582,485)	(19,844,953)	(18,416,431)	(1,083,109)
Loss for the period	(21,691,443)	(13,737,532)	(1,428,522)	(17,333,322)
Accumulated losses at end of the financial period	(55,273,928)	(33,582,485)	(19,844,953)	(18,416,431)

19	Capital and Leasing Commitments

(a)	Finance Leases

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Minimum lease payments:
- not later than one year	-	-	50,439	170,693
- between one year and five years	-	-	-	-
Minimum lease payments	-	-	50,439	170,693
Less: finance changes	-	-	(1,261)	(7,461)
Present value of minimum lease payments	-	-	49,178	163,232

The Group leases various plant and equipment expiring within one and four years. The leases have purchase options.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

19	Capital and Leasing Commitments (continued)

(b)	Operating Leases

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$	30 June 2014 AUD$
Minimum lease payments under non-cancellable operating leases:
- not later than one year	1,160,056	1,056,875	873,706	601,826
- between one year and five years	4,289,646	4,753,257	4,057,802	2,209,113
- later than five years	2,306,881	2,903,257	2,837,057	825,821
	7,756,583	8,713,389	7,768,565	3,636,760

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

20	Financial Risk Management (continued)

At the reporting date, these reports indicate that the Group expected to have sufficient liquid resources to meet its obligations under all reasonably expected circumstances.

The Group’s liabilities have contractual maturities which are summarized below:

	Not later than 1 month		1 to 3 months		3 months to 1 year		1 to 5 years
	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2016 AUD$	31 December 2015 AUD$
Borrowings and warrants (excluding finance leases)	-	120,505	-	3,197,814	-	767,862	30,815,195	16,303,894
Trade payables	6,574,475	4,901,414	-	-	-	-	-	-
Total	6,574,475	5,021,919	-	3,197,814	-	767,862	30,815,195	16,303,894

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

Foreign currency denominated financial assets and liabilities, translated into Australian Dollars at the closing rate, are as follows:

	Consolidated
31 December 2016	USD $	CAD $	CHF $	GBP $	NZD $
Trade receivables	2,018,666	-	-	-	-
Borrowing cost asset	926,776	-	-	-	-
Trade payables	(2,918,538)	(256)	(1,427,072)	(4,598)	-
Loan facility	(27,639,580)	-	-	-	-

31 December 2015
Trade receivables	2,519,081	703,863	-	-	26,834
Borrowing cost asset	702,915	-	-	-	-
Trade payables	(1,489,500)	-	(1,549,992)	-	(1,566)
Loan facility	(15,056,118)	-	-	-	-

31 December 2014
Trade receivables	1,330,249	482,808	-	-	54,979
Trade payables	(3,108,183)	-	(2,916,913)	(427)	(3,582)

The following table illustrates the sensitivity of the net result for the period and equity in regards to the Group‘s financial assets and financial liabilities and the US Dollar, Canadian Dollar and New Zealand Dollar to the Australian dollar exchange rate. There have been no changes in the assumptions calculating this sensitivity from prior periods.

It assumes a +/- 10% change of the Australian Dollar/foreign currency exchange rate for the period ended 31 December 2016 (31 December 2015, 31 December 2014 and 30 June 2014: $10%). This percentages has been determined based on the average market volatility in exchange rates in the previous 12 months.

The sensitivity analysis is based on the foreign currency financial instruments held at the reporting date.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

20	Financial Risk Management (continued)

If the Australian dollar had strengthened and weakened against the following currencies by 10% (31 December 2015: 10%, 31 December 2014: 10% and 30 June 2014: 10%) then this would have had the following impact:

	31 December 2016		31 December 2015		31 December 2014
	+10%	-10%	+10%	-10%	+10%	-10%
USD
Net results/equity impact	1,312,791	(2,036,346)	1,028,274	(934,795)	(34,494)	31,358
CAD
Net results/equity impact	(24)	22	68,241	(62,037)	43,739	(39,762)
NZD
Net results/equity impact	-	-	2,820	(2,564)	5,905	(5,368)
GBP
Net results	(160)	145	-	-	(12)	11
CHF
Net results	(77,809)	70,735	(154,999)	140,908	(191,946)	174,496

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

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +0.75% and -0.75% (31 December 2015: +0.75%/-0.75%), with effect from the beginning of the period. These changes are considered to be reasonably possible based on observation of current market conditions.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	12 months to 31 December 2016		12 months to 31 December 2015		6 months to 31 December 2014
	+0.75%	-0.75%	+0.75%	-0.75%	+0.75%	-0.75%
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Borrowings
Net results	-	-	(538,245)	538,245	-	-

The 2016 Term Loan facility is a fixed rate facility; as such there is no interest sensitivity on this facility.

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

The five largest trade receivables balance total $1,922,638 as at 31 December, 2016.

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

Credit quality

	31 December 2016 AUD$	31 December 2015 AUD$	31 December 2014 AUD$
Cash at bank
AA-	572,979	1,036,303	15,450,295
A-	6,542,519	4,628,939	369,537
	7,115,498	5,665,242	15,819,832

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

20	Financial Risk Management (continued)

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

	31 December 2016		31 December 2015		31 December 2014
	Net Carrying Value AUD$	Net Fair Value AUD$	Net Carrying Value AUD$	Net Fair Value AUD$	Net Carrying Value AUD$	Net Fair Value AUD$
Financial liabilities
Long term loan	27,639,580	31,232,725	15,056,118	16,207,911	-	-
2013 Parnell bonds	3,119,188	3,774,218	3,122,553	3,778,289	4,636,242	5,562,604
Lease liabilities	-	-	-	-	49,178	50,439
	30,758,768	35,006,943	18,178,671	19,986,200	4,685,420	5,613,043

21	Key Management Personnel Disclosures

Key management personnel remuneration included within employee expenses for the period is shown below:

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Short-term employee benefits	2,082,476	1,942,772	651,012	1,702,398
Long-term benefits	22,692	70,778	17,874	5,967
Share-based payments	837,358	1,032,053	-	-
	2,942,526	3,045,603	668,886	1,708,365

For the purposes of this note, Key Management Personnel has been assessed as being the Board of Directors, which includes the Chief Executive Officer and the Chief Financial Officer.

Other key management personnel transactions

For details of other transactions with key management personnel, refer to Note 26: Related Party Transactions.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

22	Remuneration of Auditors

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Remuneration of the auditor of the parent entity, PricewaterhouseCoopers Australia, for:
- auditing or reviewing the financial report	270,000	352,500	245,000	205,000
- SEC Registration statements	425,000	-	-	-
- taxation services	45,000	33,520	76,750	101,458
- assurance services relating to IPO	-	-	85,000	389,950
- auditing or reviewing of financial information for IPO	-	-	-	220,000
Total remuneration of PricewaterhouseCoopers Australia	740,000	386,020	406,750	916,408

23	Interests in Subsidiaries

The parent entity within the Group is Parnell Pharmaceuticals Holdings Limited, which changed its name from Parnell Pharmaceuticals Holdings Pty Limited on June 6, 2014 upon becoming a public entity. There is no ultimate parent entity above the Group.

(a)	Composition of the Group

	Principal place of business / Country of Incorporation	Percentage Owned (%)* 31 December 2016	Percentage Owned (%)* 31 December 2015	Percentage Owned (%)* 31 December 2014	Percentage Owned (%)* 30 June 2014
Subsidiaries:
Parnell Technologies Pty Limited	Australia	100	100	100	100
Parnell Pharmaceuticals Pty Limited	Australia	100	100	100	100
Parnell Laboratories (Aust) Pty Limited	Australia	100	100	100	100
Parnell, Inc.	United States of America	100	100	100	100
Parnell Technologies NZ Pty Limited	Australia	100	100	100	100
Parnell Technologies (UK) Limited	United Kingdom	100	100	100	100
Australian Pharma Services Pty Limited	Australia	100	100	100	100
Parnell Manufacturing Pty Limited	Australia	100	100	100	100
Parnell Corporate Services Pty Limited	Australia	100	100	100	100
Parnell Australia Pty Limited	Australia	100	100	100	100
Parnell North America Pty Limited	Australia	100	100	100	100
Parnell Europe Pty Limited	Australia	100	100	100	100
Parnell NZ Co Limited	New Zealand	100	100	100	100
Parnell Group Pty Limited	Australia	100	100	100	100
Parnell Corporate Services U.S., Inc.	United States of America	100	100	100	100
Parnell U.S. 1, Inc.	United States of America	100	100	100	100
Veterinary Investigative Services, Inc.	United States of America	100	100	100	100

*The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

24	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

•	Derivatives

•	Warrants

Fair value hierarchy

All assets and liabilities measured at fair value are required to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

24	Fair Value Measurement (continued)

Unobservable inputs and sensitivities relating to 2013:

Description	Fair value at 30 June 2013 AUD$	Valuation technique	Unobservable inputs	Range of inputs (probability weighted average)	Relationship of unobservable inputs to fair value
Derivatives	224,169	Discounted cash flows	Weighted average forward foreign exchange rate	5 - 50% (25%)	A change in the weighted average forward foreign exchange rate of +/- 5% would change fair value by AUD$229,554 and (AUD$501,237) respectively.
Warrants	2,952,954	Discounted cash flows	Risk adjusted discount rate	10% - 20% (15%)	A change in the discount rate by 50bps would not increase/decrease the fair value of the warrants.

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

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

25	Contingencies

In the opinion of management, the Group did not have any material contingencies at December 31, 2016 (December 31, 2015: None, December 31, 2014: None, June 30, 2014: None).

26	Related Parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transaction with related parties:

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Contributions to superannuation funds on behalf of employees	345,243	321,176	154,775	312,303
Repayment of loans to related parties (employees)	-	-	-	60,416
Repayment of loan from directors	-	-	-	64,063
Rental and outgoings amounts paid to a Company controlled by a director	572,778	566,427	275,274	551,056
Interest paid/payable to associated connected to related parties for the 2013 Parnell Bonds	156,442	162,000	87,463	75,812
Consulting fees paid to a director	218,587	-	-	-

In addition to the above, $175,000 of 2013 Parnell Bonds were redeemed in the six months ended June 30, 2015 (2016: $Nil, 2014: $Nil) from associates connected to related parties and an additional $2,886,923 of 2013 Parnell Bonds to associates were extended by an additional one-year term.

The Company also issued 13,386 Restricted Stock Units and 31,949 stock options to directors of the Company in the year ended December 31, 2016 (six months ended June 30, 2015: 68,909 and 488,515 respectively, year ended December 31, 2014: Nil).

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

For details of remuneration disclosures relating to key management personnel, refer to Note 21: Interests of Key Management Personnel (KMP).

Other transactions with KMP and their related entities are shown below.

(ii) Subsidiaries:

The consolidated financial statements include the financial statements of Parnell Pharmaceuticals Holdings Limited and those entities disclosed in note 23.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

27	Cash Flow Information

Reconciliation of result for the year to cash flows from operating activities

	12 months to 31 December 2016 AUD$	12 months to 31 December 2015 AUD$	6 months to 31 December 2014 AUD$	12 months to 30 June 2014 AUD$
Net (loss) attributable to members	(21,691,443)	(13,737,532)	(1,428,522)	(17,333,322)
Cash flows excluded
- Capitalized finance costs	(302,699)	(837,965)	263,296	215,512
- Bad debts expense	4,286	-	-	-
Non-cash flows in profit:
- depreciation and amortization	2,622,197	1,478,563	691,762	1,253,772
- Stock compensation expense	2,049,118	1,708,388	-	-
- net gain on disposal of property, plant and equipment	-	(1,722)	9,020	-
- tax effect on IPO transaction costs	-	-	-	1,717,391
- net exchange differences	1,006,886	(2,765,797)	(4,022,876)	(943,061)
Changes in assets and liabilities:
- decrease/(increase) in trade and other receivables	3,125,955	(1,316,701)	(74,407)	(1,562,561)
- (increase) in inventories	(195,965)	(670,969)	(746,114)	(102,696)
- decrease/(increase) in other assets	114,400	153,278	(138,465)	555,888
- (decrease) in capitalized debt interest	(3,365)	-	-	-
- decrease in deferred tax assets	-	-	-	1,021,026
- increase/(decrease) in trade and other payables	1,037,804	1,047,718	(266,019)	2,180,722
- decrease in income tax incentives receivable	-	812,141	-	1,275,282
- decrease in deferred tax liability	-	-	-	215,962
- increase/(decrease) in deferred revenue	-	181,298	315,287	(33,258)
- increase in employee benefits	117,312	137,867	30,730	84,638
- (decrease) in other provisions	-	(2,605,521)	(51,263)	(1,219)
Cash flow used in operating activities	(12,115,514)	(16,416,954)	(5,417,571)	(11,455,924)

28	Share-based Payments

The Company established the 2014 Omnibus Equity Incentive Plan (the "2014 Plan") in June 2014 to allow for the issuance of up to 1,500,000 shares to officers and employees, and other individuals, including non-employee directors. The Company amended the Plan in May 2015 increasing the available shares for issuance to 3,000,000 shares. The Company may issue share options, share awards, share units, performance shares, performance units, and other share-based awards to eligible individuals. The 2014 Plan is administered by the Company's board of directors. All awards are evidenced by a written agreement between the Company and the holder of the award. The board of directors has the authority to construe or interpret the terms of the 2014 Plan and awards granted under the 2014 Plan.

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

	12 months ended December 31, 2016	12 months ended December 31, 2015
Share price at grant date per ordinary share	$2.26 - $2.60	$4.38 - $4.77
Risk free interest rate	1.82 - 1.85%	1.89 - 2.55%
Expected term (in years)	10	10
Expected volatility	44% - 48%	37%
Expected dividend yield	zero	zero

If any assumptions used in the option-pricing model changed significantly, share-based compensation for future awards may differ materially from the awards granted previously.

The following table summarizes share option activity for the year ended December 31, 2016:

	Shares Issuable Under Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2015	529,591	5.00	9.2	-
Granted	846,939	4.04	-	-
Exercised	-	-	-	-
Expired or forfeited	(118,121)	4.16	-	-
Outstanding as of December 31, 2016	1,258,409	4.44	8.7	-
Options vested and expected to vest, as of December 31, 2016	385,469	4.93

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

28	Share-based Payments (continued)

The following table summarizes share option activity for the year ended December 31, 2015:

	Shares Issuable Under Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2014	-	-	-	-
Granted	714,856	5.00	9.2	-
Exercised	-	-	-	-
Expired or forfeited	(185,265)	5.00	-	-
Outstanding as of December 31, 2015	529,591	5.00	9.2	-
Options vested and expected to vest, as of December 31, 2014	-	-
Options vested and expected to vest, as of December 31, 2015	137,251	5.00

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company's ordinary shares for those share options that had exercise prices lower than the fair value of the Company's ordinary shares.

There were no options exercised during the years ended December 31, 2016 and December 31, 2015. The Company did not receive cash proceeds from stock option exercises for the years ended December 31, 2016 and December 31, 2015.

In addition to the stock options described above, the Company has granted service-based RSU's to its employees. RSU's are valued at the fair value of the underlying ordinary shares as of the date of the grant. The following table summarizes restricted stock unit activity for the year ended December 31, 2016:

	Number of Restricted Share Units	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2015	177,570	4.38	0.37	-
Granted	171,058	2.49	-	-
Exercised	(303,498)	3.55	-	-
Expired or forfeited	(31,744)	2.78	-	-
Outstanding as of December 31, 2016	13,386	2.60	1.08

The following table summarizes restricted stock unit activity for the year ended December 31, 2015:

	Number of Restricted Share Units	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2014	-	-	-	-
Granted	236,748	4.38	0.37	-
Exercised	-	-	-	-
Expired or forfeited	(59,178)	4.38	-	-
Outstanding as of December 31, 2015	177,570	4.38	0.37

On December 30, 2016 the board approved a grant of 782,702 shares of the Company's stock. This grant resulted in an additional AUD$744,371 of stock compensation expense.

For the years ended December 31, 2016 and December, 31, 2015, share-based compensation expense was $2.2 million and $1.7 million. The Company had an aggregate of USD$537,854 of unrecognized share-based compensation expense as of December 31, 2016, which we expect to recognize over an estimated period of 1.4 years for outstanding awards.

Parnell Pharmaceuticals Holdings Ltd

Notes to the Consolidated Financial Statements

For the Fiscal Period Ended 31 December 2016

29	Events Occurring After the Reporting Date

No other matters or circumstances have arisen since the end of the financial period which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

30	Company Details

The registered office and principal place of business of the company in Australia is:

Parnell Pharmaceuticals Holdings Limited

Unit 4 Century Estate

476 Gardeners Road

Alexandria NSW 2015

The principal place of business of the company in the United States is:

7015 College Blvd

Level 4

Overland Park KS 66211

